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FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 2, 2020

Registration No. 333-248803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRINE ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	6770	82-2044042
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Lexington Avenue, 48th Floor
New York, NY 10174
Telephone: (212) 503-2855
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mark J. Coleman, Esq.
Executive Vice President and General Counsel
405 Lexington Avenue, 48th Floor
New York, NY 10174
Telephone: (212) 503-2850
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward Ackerman Jeffrey D. Marell Raphael M. Russo Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Telephone: (212) 373-3000	Ric Fulop Meg Broderick Elizabeth Linardos Desktop Metal, Inc. 63 Third Avenue Burlington, MA 01803 Telephone: (978) 224-1244	John H. Chory Susan L. Mazur Ryan J. Maierson Emily E. Taylor Latham & Watkins LLP 200 Clarendon Street, 27th Floor Boston, MA 02116 Telephone: (617) 948-6000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective and upon completion of the merger.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

          If applicable, place an ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS
DATED NOVEMBER 2, 2020, SUBJECT TO COMPLETION

Dear Stockholder:

           On August 26, 2020, Trine Acquisition Corp. ("Trine") and Sparrow Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of Trine, entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the "Merger Agreement") with Desktop Metal, Inc. ("Desktop Metal"). If the Merger Agreement is adopted by Desktop Metal's stockholders, the Merger Agreement and the transactions contemplated thereby, including the issuance of Class A common stock to be issued as the merger consideration, is approved by Trine's stockholders, and the business combination is subsequently completed, Merger Sub will merge with and into Desktop Metal with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine (the "Business Combination").

           Each share of each series of Desktop Metal preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to the product of the liquidation amount (as described in Desktop Metal's certificate of incorporation ("Desktop Metal's charter")) for such series of preferred stock multiplied by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time as if the Business Combination were a Deemed Liquidation Event (as defined in Desktop Metal's charter) (the "aggregate preferred stock consideration") divided by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time of the Business Combination.

           Each share of Desktop Metal common stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to $1,830,000,000 minus the aggregate implied value of the aggregate preferred stock consideration divided by the number of shares of Desktop Metal common stock outstanding on a fully diluted basis immediately prior to the effective time of the Business Combination.

           Based on the number of shares of Desktop Metal preferred stock outstanding, the number of shares of Desktop Metal common stock outstanding and the number of outstanding stock options, warrants, restricted stock awards and restricted stock unit awards of Desktop Metal, in each case as of August 26, 2020, (i) the estimated exchange ratio of shares of Trine's Class A common stock for each share of Desktop Metal common stock and preferred stock is 1.221218442, (ii) the total number of shares of Trine's Class A common stock expected to be issued in connection with the Business Combination is approximately            , (iii) and holders of shares of Desktop Metal common stock as of immediately prior to the closing of the Business Combination will hold, in the aggregate, approximately        % of the issued and outstanding shares of Trine's Class A common stock immediately following the closing of the Business Combination. Trine's units, Class A common stock and public warrants are publicly traded on the New York Stock Exchange (the "NYSE"). We intend to apply to list Trine's Class A common stock and public warrants on the NYSE under the symbols "DM" and "DM.WS", respectively, upon the closing of the Business Combination. Trine will not have units traded following closing of the Business Combination. Following the closing of the Business Combination, Trine intends to change its name to Desktop Metal, Inc.

           In connection with the execution of the Merger Agreement, Trine entered into subscription agreements (together with any subscription agreements to be entered into by Trine following the execution of the Merger Agreement, collectively, the "Subscription Agreements") with certain parties subscribing for shares of Class A common stock (together with any parties entering into Subscription Agreements following the execution of the Merger Agreement, the "Subscribers") pursuant to which the Subscribers have agreed to purchase, and Trine has agreed to sell the Subscribers, an aggregate of 27,497,500 shares of Class A common stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $274,975,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. See "Other Agreements—Subscription Agreements".

           Trine will hold a special meeting of stockholders (the "Special Meeting") to consider matters relating to the proposed Business Combination. Trine and Desktop Metal cannot complete the Business Combination unless Trine's stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of Trine's Class A common stock to be issued as the merger consideration, and Desktop Metal's stockholders consent to adoption and approval of the Merger Agreement and the transactions contemplated thereby. Trine and Desktop Metal are sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus.

           The Special Meeting will be held at 9:00 a.m. eastern time, on                        , 2020, in virtual format.

           YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK YOU OWN. To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/consent solicitation statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to attend the meeting. Submitting a proxy now will NOT prevent you from being able to vote in person (which would include presence at a virtual meeting) at the meeting. If you hold your shares in "street name", you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

           The Trine board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that Trine stockholders vote "FOR" the approval of the Merger Agreement, "FOR" the issuance of Class A common stock to be issued as the merger consideration and "FOR" the other matters to be considered at the Special Meeting.

           The Desktop Metal board of directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that Desktop Metal stockholders consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby (the "Desktop Metal Merger Proposal").

           This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed Business Combination. It also contains or references information about Trine and Desktop Metal and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the "Risk Factors" section beginning on page 26 for a discussion of the risks you should consider in evaluating the proposed Business Combination and how it will affect you.

           If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact Innisfree M&A Incorporated, Trine's proxy solicitor, at (877) 456-3463.

Sincerely,

/s/ LEO HINDERY, JR. Leo Hindery, Jr. Chief Executive Officer and Chairman of the Board of Directors

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination, the issuance of shares of Class A common stock in connection with the Business Combination or the other transactions described in this proxy statement/consent solicitation statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/consent solicitation statement/prospectus. Any representation to the contrary is a criminal offense.

           This proxy statement/consent solicitation statement/prospectus is dated                        , 2020, and is first being mailed to stockholders of Trine on or about                        , 2020.

TRINE ACQUISITION CORP.
405 Lexington Avenue, 48th Floor
New York, NY 10174

NOTICE OF
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                        , 2020

TO THE STOCKHOLDERS OF TRINE ACQUISITION CORP.

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Trine Acquisition Corp. ("Trine"), a Delaware corporation, will be held at 9:00 a.m. eastern time, on                         , 2020, in virtual format (the "Special Meeting"). You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

  (1)
  The Business Combination Proposal—To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 26, 2020 (as it may be amended and/or restated from time to time, the "Merger Agreement"), by and among Trine, Sparrow Merger Sub, Inc. ("Merger Sub") and Desktop Metal, Inc. ("Desktop Metal") and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Desktop Metal with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine (the "Business Combination"). A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A (Proposal No. 1);

  (2)
  The Charter Amendment Proposal—To consider and vote upon a proposal to adopt an amendment (the "Charter Amendment") to Trine's amended and restated certificate of incorporation currently in effect (the "Existing Charter") in the form attached to the Merger Agreement as Exhibit D (Proposal No. 2);

  (3)
  The Charter Approval Proposal—To consider and vote upon a proposal to adopt the Second Amended and Restated Certificate of Incorporation (the "Proposed Charter") in the form attached hereto as Annex B (Proposal No. 3);

  (4)
  The Governance Proposal—To consider and act upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Proposed Charter in order to give holders of Trine's common stock the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

  (5)
  The Director Election Proposal—To consider and vote upon a proposal to elect 10 directors to serve on the Board of Directors of the Post-Combination Company (the "Board") until the 2021 annual meeting of stockholders, in the case of Class I directors, the 2022 annual meeting of stockholders, in the case of Class II directors, and the 2023 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (Proposal No. 5);

  (6)
  The Merger Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the New York Stock Exchange (the "NYSE"), the issuance of shares of Class A common stock pursuant to the Business Combination (Proposal No. 6);

  (7)
  The Subscription Agreements Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Class A common stock pursuant to the Subscription Agreements (Proposal No. 7);

  (8)
  The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Incentive Plan (as defined herein) (Proposal No. 8);

  (9)
  The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived (Proposal No. 9);

        These items of business are described in the attached proxy statement/consent solicitation statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Trine common stock at the close of business on October 30, 2020 (the "Trine Record Date") are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

        Pursuant to Trine's Existing Charter, Trine will provide holders of its Public Shares with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount on deposit in Trine's trust account, which holds the proceeds of the Trine IPO (as defined herein), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the trust account and not previously released to Trine to pay its taxes). For illustrative purposes, based on funds in the trust account of approximately $305.4 million on October 30, 2020, the estimated per share redemption price would have been approximately $10.17, excluding additional interest earned on the funds held in the trust account and not previously released to Trine to pay taxes. Public stockholders (as defined herein) may elect to redeem their shares even if they vote for the Business Combination Proposal. A holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of Trine. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a "group," will not be redeemed for cash without the consent of Trine. Trine Sponsor IH, LLC, a Delaware limited liability company (the "Sponsor"), and Trine's directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock they may hold. Currently, the Initial Stockholders (as defined herein) own 20% of Trine common stock, consisting of the Founder Shares (as defined herein). Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. The Sponsor and Trine's directors and officers have agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

        After careful consideration, Trine's board of directors (the "Trine Board") has determined that the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal are fair to and in the best interests of Trine and its stockholders and unanimously recommends that you vote or give instruction to vote "FOR" the Business Combination Proposal, "FOR" the Charter Amendment Proposal, "FOR" the Charter Approval Proposal, "FOR" the Governance Proposal, "FOR" the Director Election Proposal, "FOR" the Merger Issuance Proposal, "FOR" the Subscription Agreements Proposal, "FOR" the Incentive Plan Proposal and "FOR" the Adjournment Proposal, if presented.

        Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote. The proxy statement/consent solicitation statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the proxy statement/consent solicitation statement/prospectus carefully.

        All Trine stockholders are cordially invited to attend the Special Meeting in virtual format. Trine stockholders may attend, vote and examine the list of Trine stockholders entitled to vote at the Special Meeting by visiting            and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the coronavirus ("COVID-19") pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

        Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

        Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors
/s/ LEO HINDERY, JR. Leo Hindery, Jr. Chief Executive Officer and Chairman of the Board of Directors

                        , 2020

        IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE TRINE REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO TRINE'S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANKS OR BROKERS TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE "TRINE'S SPECIAL MEETING OF STOCKHOLDERS—REDEMPTION RIGHTS" FOR MORE SPECIFIC INSTRUCTIONS.

Desktop Metal, Inc.
63 Third Avenue
Burlington, MA 01803

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Stockholders of Desktop Metal, Inc.:

        Pursuant to an Agreement and Plan of Merger, dated as of August 26, 2020 (as it may be amended and/or restated from time to time, the "Merger Agreement"), by and among Trine Acquisition Corp. ("Trine"), Sparrow Merger Sub, Inc., a wholly owned subsidiary of Trine ("Merger Sub"), and Desktop Metal, Inc. ("Desktop Metal"), Merger Sub will be merged with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine (the "Business Combination").

        The accompanying proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Desktop Metal board of directors to request that Desktop Metal stockholders as of the record date of August 25, 2020 (the "Desktop Metal Record Date") approve the adoption of the Merger Agreement and the Business Combination by executing and returning the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus (the "Desktop Metal Merger Proposal").

        The accompanying proxy statement/consent solicitation statement/prospectus describes the Merger Agreement, the Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/consent solicitation statement/prospectus.

        A summary of the appraisal that may be available to you is described in "Appraisal Rights" beginning on page 269 of the accompanying proxy statement/consent solicitation statement/prospectus. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent approving the adoption of the Merger Agreement and the Business Combination. However, so long as you do not return a written consent at all, it is not necessary to affirmatively vote against or disapprove the adoption of the Merger Agreement or the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights.

        The Desktop Metal board of directors has considered the Business Combination and the terms of the Merger Agreement and unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the Business Combination are in the best interests of Desktop Metal and its stockholders.

        Please complete, date and sign the written consent furnished with the accompanying proxy statement/consent solicitation statement/prospectus and return it promptly to Desktop Metal by one of the means described in "Desktop Metal's Solicitation of Written Consents" beginning on page 74 of the accompanying proxy statement/consent solicitation statement/prospectus.

By Order of the Board of Directors,
/s/ RIC FULOP Ric Fulop Chairman of the Board of Directors and Chief Executive Officer

BASIS OF PRESENTATION AND GLOSSARY

        As used in this proxy statement/consent solicitation statement/prospectus, unless otherwise noted or the context otherwise requires, references to:

        "Available Cash" are to, as of immediately prior to the consummation of the Business Combination, the aggregate amount equal to (i) the cash available to be released from Trine's trust account; plus (ii) all other cash and cash equivalents; minus (iii) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any Public Shares pursuant to the redemption offer (to the extent not already paid); plus (iv) $274,975,000;

        "Code" are to the Internal Revenue Code of 1986, as amended;

        "common stock" are to Trine's Class A common stock and Class B common stock;

        "Company Owners" are to the stockholders of Desktop Metal prior to the closing of the Business Combination;

        "Completion Window" are to the period following the completion of the Trine IPO at the end of which, if Trine has not completed its initial business combination, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to Trine to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Trine's remaining stockholders and the Trine Board, dissolve and liquidate, subject to Trine's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Completion Window ends on March 19, 2021;

        "DGCL" are to the Delaware General Corporation Law, as amended;

        "Exchange Act" are to the Securities Exchange Act of 1934, as amended;

        "Founder Shares" are to shares of Trine's Class B common stock and Trine's Class A common stock issued upon the automatic conversion thereof at the time of Trine's initial business combination as provided herein. The 7,503,750 Founder Shares are held of record by the Initial Stockholders as of the Trine Record Date;

        "GAAP" are to generally accepted accounting principles in the United States, as applied on a consistent basis.

        "Initial Stockholders" are to the Sponsor and certain directors of Trine who hold Founder Shares as of the date of this proxy statement/consent solicitation statement/prospectus;

        "Investment Company Act" are to the Investment Company Act of 1940, as amended.

        "Post-Combination Company" are to Trine following the consummation of the Business Combination and the other transactions contemplated by the Merger Agreement.

        "private placement warrants" are to Trine's warrants issued to the Sponsor in a private placement simultaneously with the closing of the Trine IPO;

        "Public Shares" are to shares of Trine's Class A common stock sold as part of the units in the Trine IPO (whether they were purchased in the Trine IPO or thereafter in the open market);

i

        "public stockholders" are to the holders of Trine's Public Shares, including the Sponsor and Trine's directors and officers to the extent the Sponsor and Trine's directors or officers purchase Public Shares; provided, that each of their status as a "public stockholder" shall only exist with respect to such Public Shares;

        "public warrants" are to Trine's warrants sold as part of the units in the Trine IPO (whether they were purchased in the Trine IPO or thereafter in the open market);

        "SEC" are to the Securities and Exchange Commission;

        "Securities Act" are to the Securities Act of 1933, as amended;

        "Sponsor" are to Trine Sponsor IH, LLC, a Delaware limited liability company;

        "Sponsor Agreement" are to the Sponsor Agreement, dated August 26, 2020, among Desktop Metal, Trine, the Sponsor and Trine's directors and officers;

        "Trine IPO" are to the initial public offering by Trine which closed on March 19, 2019;

        "Trine warrants" are to the warrants exercisable to purchase Class A common stock of Trine;

        "VWAP" are to volume weighted average price; and

        "warrants" are to the public warrants and the private placement warrants.

        Unless specified otherwise, amounts in this proxy statement/consent solicitation statement/prospectus are presented in United States ("U.S.") dollars.

        Defined terms in the financial statements contained in this proxy statement/consent solicitation statement/prospectus have the meanings ascribed to them in the financial statements.

 TRADEMARKS, TRADE NAMES AND SERVICE MARKS

        Trine, Desktop Metal and Desktop Metal's subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/consent solicitation statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/consent solicitation statement/prospectus are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

QUESTIONS AND ANSWERS

        The questions and answers below highlight only selected information from this proxy statement/consent solicitation statement/prospectus and only briefly address some commonly asked questions about the Business Combination, the Special Meeting, the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination, and the consent solicitation. The following questions and answers do not include all the information that is important to Trine and Desktop Metal stockholders. You are urged to read carefully this entire proxy statement/consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination, the voting procedures for the Special Meeting and the consent solicitation.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:    WHAT IS THE BUSINESS COMBINATION?

A:
Trine, Merger Sub, a wholly owned subsidiary of Trine, and Desktop Metal have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Desktop Metal with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine.

  Trine will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/consent solicitation statement/prospectus in connection with such meeting. Desktop Metal is also providing these consent solicitation materials to the holders of Desktop Metal common stock and preferred stock, to solicit, among other things, the required written consent to adopt and approve in all respects the Merger Agreement and the transactions contemplated thereby (the "Desktop Metal Merger Proposal"). See "The Merger Agreement" beginning on page 202. In addition, a copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. We urge you to read carefully this proxy statement/consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.

Q:    WHY AM I RECEIVING THIS DOCUMENT?

A:
Trine is sending this proxy statement/consent solicitation statement/prospectus to its stockholders to help them decide how to vote their shares of Trine common stock with respect to the matters to be considered at the Special Meeting. Desktop Metal is also providing these consent solicitation materials to the holders of Desktop Metal common stock and preferred stock in order to solicit such holders' written consent to the Desktop Metal Merger Proposal.

  The Business Combination cannot be completed unless Trine's stockholders approve the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal set forth in this proxy statement/consent solicitation statement/prospectus for their approval. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/consent solicitation statement/prospectus.

  This document constitutes a proxy statement of Trine, a consent solicitation statement of Desktop Metal and a prospectus of Trine. It is a proxy statement because the board of directors of Trine is soliciting proxies using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a consent solicitation statement because the board of directors of Desktop Metal is soliciting written consent using this proxy statement/consent solicitation statement/prospectus from its stockholders. It is a prospectus because Trine, in connection with the Business Combination, is offering shares of Trine's Class A common stock in exchange for the outstanding shares of Desktop Metal common stock and preferred stock. See "The Merger Agreement—Merger Consideration".

Q:    WHAT WILL DESKTOP METAL STOCKHOLDERS RECEIVE IN THE BUSINESS COMBINATION?

A:
If the Business Combination is completed, each share of each series of Desktop Metal preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to the product of the liquidation amount (as described in Desktop Metal's charter) for such series of preferred stock multiplied by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time as if the Business Combination were a Deemed Liquidation Event (as defined in Desktop Metal's charter) (the "aggregate preferred stock consideration") divided by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time of the Business Combination.

  Each share of Desktop Metal common stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to $1,830,000,000 minus the aggregate implied value of the aggregate preferred stock consideration divided by the number of shares of Desktop Metal common stock outstanding on a fully diluted basis immediately prior to the effective time of the Business Combination.

  Based on the number of shares of Desktop Metal preferred stock outstanding, the number of shares of Desktop Metal common stock outstanding and the number of outstanding stock options, warrants, restricted stock awards and restricted stock unit awards of Desktop Metal, in each case as of August 26, 2020, the total number of shares of Trine's Class A common stock expected to be issued in connection with the Business Combination is approximately                        .

Q:    WHEN DO YOU EXPECT THE BUSINESS COMBINATION TO BE COMPLETED?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for                        , 2020; however, such meeting could be adjourned, as described herein. However, neither Trine nor Desktop Metal can assure you of when or if the Business Combination will be completed and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. Trine must first obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/consent solicitation statement/prospectus for their approval, Desktop Metal must first obtain the written consent of its stockholders for the Business Combination and Trine and Desktop Metal must also first obtain certain necessary regulatory approvals and satisfy other closing conditions. See "The Merger Agreement—Conditions to the Business Combination" beginning on page 222.

Q:    WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT COMPLETED?

A:
If the Business Combination is not completed, Desktop Metal stockholders will not receive any consideration for their shares of Desktop Metal capital stock. Instead, Desktop Metal will remain an independent company. Under specified circumstances, Desktop Metal will be required to pay to Trine a fee with respect to the termination of the Merger Agreement. See "The Merger Agreement—Termination" and "Risk Factors" beginning on page 223 and page 26, respectively.

v

QUESTIONS AND ANSWERS ABOUT TRINE'S SPECIAL STOCKHOLDER MEETING

Q:    WHEN AND WHERE IS THE SPECIAL MEETING?

A:
The Special Meeting will be held at 9:00 a.m. eastern time, on                        , 2020, in virtual format. Trine stockholders may attend, vote and examine the list of Trine stockholders entitled to vote at the Special Meeting by visiting                        and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. In light of public health concerns regarding the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:    WHAT AM I BEING ASKED TO VOTE ON AND WHY IS THIS APPROVAL NECESSARY?

A:
The stockholders of Trine are being asked to vote on the following:

1.
A proposal to adopt the Merger Agreement and the transactions contemplated thereby. See the section entitled "Proposal No. 1—The Business Combination Proposal."

2.
A proposal to adopt the Charter Amendment in the form attached to the Merger Agreement as Exhibit D. See the section entitled "Proposal No. 2—The Charter Amendment Proposal."

3.
A proposal to adopt the Proposed Charter in the form attached hereto as Annex B. See the section entitled "Proposal No. 3—The Charter Approval Proposal."

4.
A separate proposal with respect to certain governance provisions in the Proposed Charter, which are being separately presented in order to give holders of Trine's common stock the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. See the section entitled "Proposal No. 4—The Governance Proposal."

5.
A proposal to elect 10 directors to serve on the Board until the 2021 annual meeting of stockholders, in the case of Class I directors, the 2022 annual meeting of stockholders, in the case of Class II directors, and the 2023 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified. See the section entitled "Proposal No. 5—The Director Election Proposal."

6.
A proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Class A common stock pursuant to the Business Combination. See the section entitled "Proposal No. 6—The Merger Issuance Proposal."

7.
A proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Class A common stock pursuant to the Subscription Agreements. See the section entitled "Proposal No. 7—The Subscription Agreements Proposal."

8.
A proposal to approve and adopt the Incentive Plan. See the section entitled "Proposal No. 8—The Incentive Plan Proposal."

9.
A proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived. See the section entitled "Proposal No. 9—The Adjournment Proposal."

  Trine will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/consent solicitation statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read this proxy statement/consent solicitation statement/prospectus carefully, including the Annexes and the other documents referred to herein.

  Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal, subject to the terms of the Merger Agreement. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.

  The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/consent solicitation statement/prospectus.

Q:    I AM A TRINE WARRANT HOLDER. WHY AM I RECEIVING THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS?

A:
Upon consummation of the Business Combination, the Trine warrants shall, by their terms, entitle the holders to purchase Class A common stock at a purchase price of $11.50 per share. This proxy statement/consent solicitation statement/prospectus includes important information about Desktop Metal and the business of Desktop Metal and its subsidiaries following consummation of the Business Combination. As holders of Trine warrants will be entitled to purchase Class A common stock of Trine upon consummation of the Business Combination, Trine urges you to read the information contained in this proxy statement/consent solicitation statement/prospectus carefully.

Q:    WHY IS TRINE PROPOSING THE BUSINESS COMBINATION?

A:
Trine was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.

  On March 19, 2019, Trine completed its initial public offering of units, with each unit consisting of one Public Share and one-half of one public warrant, each whole public warrant to purchase one share of common stock at a price of $11.50, raising total gross proceeds of $261,000,000. On March 29, 2019, the underwriters of the Trine IPO exercised their over-allotment option in full and purchased additional units, generating gross proceeds of $39,150,000. Since the Trine IPO, Trine's activity has been limited to the evaluation of business combination candidates.

  Desktop Metal is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. It offers a portfolio of integrated additive manufacturing solutions for engineers, designers, and manufacturers comprised of hardware, software, materials, and services.

  Based on its due diligence investigations of Desktop Metal and the industry in which it operates, including the financial and other information provided by Desktop Metal in the course of their negotiations in connection with the Merger Agreement, Trine believes that the Business Combination with Desktop Metal is advisable and in the best interests of Trine and its stockholders. See the section entitled "The Business Combination—Recommendation of the Trine Board of Directors and Reasons for the Business Combination."

Q:    DID THE TRINE BOARD OBTAIN A THIRD-PARTY VALUATION OR FAIRNESS OPINION IN DETERMINING WHETHER OR NOT TO PROCEED WITH THE BUSINESS COMBINATION?

A:
The Trine Board did not obtain a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination with Desktop Metal. The directors and officers of Trine and Trine's advisors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and sector expertise of Trine's financial advisors and consultants, enabled them to make the necessary analyses and determinations regarding the Business Combination with Desktop Metal. In addition, Trine's directors and officers and Trine's advisors have substantial experience with mergers and acquisitions. Accordingly, investors will be relying solely on the judgment of the Trine Board and Trine's advisors in valuing Desktop Metal's business.

Q:    DO I HAVE REDEMPTION RIGHTS?

A:
If you are a holder of Public Shares, you have the right to demand that Trine redeem such shares for a pro rata portion of the cash held in Trine's trust account. Trine sometimes refers to these rights to demand redemption of the Public Shares as "redemption rights."

  Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 15% of the Public Shares without the consent of Trine. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a "group," will not be redeemed without the consent of Trine. Desktop Metal is not required to consummate the Business Combination if there is not at least $200,000,000 of Available Cash.

Q:    WILL HOW I VOTE AFFECT MY ABILITY TO EXERCISE REDEMPTION RIGHTS?

A:
No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their Public Shares and no longer remain stockholders and the Business Combination may be consummated even though the funds available from Trine's trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. However, Desktop Metal is not required to consummate the Business Combination if there is not at least $200,000,000 of Available Cash. Also, with fewer Public Shares and public stockholders, the trading market for Trine's Class A common stock may be less liquid than the market for Public Shares prior to the Business Combination and Trine may not be able to meet the listing standards of a national securities exchange.

Q:    HOW DO I EXERCISE MY REDEMPTION RIGHTS?

A:
If you are a holder of Public Shares and wish to exercise your redemption rights, you must (i) demand that Trine redeem your shares for cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to Trine's transfer agent physically or electronically using Depository Trust Company's DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares will be entitled to demand that such holder's shares be redeemed for a pro rata portion of the amount then in the trust account (which, for illustrative purposes, was approximately $305.4 million, or $10.17 per share, as of October 30, 2020, the Trine Record Date). Such amount, including interest earned on the funds held in the trust account and not previously released to Trine to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of Trine's public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

  Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to Trine's transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that Trine's transfer agent return the shares (physically or electronically). You may make such request by contacting Trine's transfer agent at the address listed at the end of this section.

  If a holder of Public Shares properly makes a request for redemption and the Public Shares are delivered as described to Trine's transfer agent as described herein, then, if the Business Combination is consummated, Trine will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of Trine common stock for cash and you will cease to have any rights as a Trine stockholder (other than the right to receive the redemption amount) upon consummation of the Business Combination.

  For a discussion of the material U.S. federal income tax considerations for holders of Public Shares with respect to the exercise of these redemption rights, see "Material U.S. Federal Income Tax Consequences—Material Tax Consequences of a Redemption of Public Shares" beginning on page 231.

  If you are a holder of Public Shares and you exercise your redemption rights, it will not result in the loss of any public warrants that you may hold.

Q:    DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:
No. Neither Trine stockholders nor its unit or warrant holders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled "Trine's Special Meeting of Stockholders—Appraisal Rights."

Q:    WHAT HAPPENS TO THE FUNDS DEPOSITED IN THE TRUST ACCOUNT AFTER CONSUMMATION OF THE BUSINESS COMBINATION?

A:
A total of $300,150,000 in net proceeds of the Trine IPO and the amount raised from the private sale of warrants simultaneously with the consummation of the Trine IPO was placed in the trust account following the Trine IPO. After consummation of the Business Combination, the funds in the trust account will be used to pay holders of the Public Shares who exercise redemption rights, to pay fees and expenses incurred in connection with the Business Combination (including aggregate fees of up to $10,505,250 as deferred underwriting commissions) and for the Post-Combination Company's working capital and general corporate purposes.

Q:    WHAT HAPPENS IF THE BUSINESS COMBINATION IS NOT CONSUMMATED?

A:
If Trine does not complete the Business Combination with Desktop Metal for whatever reason, Trine would search for another target business with which to complete a business combination. If Trine does not complete the Business Combination with Desktop Metal or another target business within the Completion Window, Trine must redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the amount then held in the trust account including interest earned on the funds held in the trust account and not previously released to the Trine to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding Public Shares. The Sponsor has no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to Trine's outstanding warrants. Accordingly, the warrants will expire worthless.

Q:    HOW DO THE INITIAL STOCKHOLDERS INTEND TO VOTE ON THE PROPOSALS?

A:
The Initial Stockholders of record are entitled to vote an aggregate of 20% of the outstanding shares of Trine's common stock. The Initial Stockholders have agreed to vote any Founder Shares and any Public Shares held by them as of the Trine Record Date in favor of each of the proposals presented at the Special Meeting.

Q:    WHAT CONSTITUTES A QUORUM AT THE SPECIAL MEETING?

A:
A majority of the voting power of the issued and outstanding common stock of Trine entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding shares of common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the Trine Record Date for the Special Meeting, 18,759,376 shares of common stock would be required to achieve a quorum.

Q:    WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AT THE SPECIAL MEETING?

A:
The Business Combination Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Business Combination Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. Trine stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If Trine stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The Charter Amendment Proposal:    The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, is required to approve the Charter Amendment Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Amendment Proposal, will have the same effect as a vote "AGAINST" such Charter Amendment Proposal. The Business Combination is conditioned upon the approval of the Charter Amendment Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Amendment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Amendment Proposal will not be effected.

The Charter Approval Proposal:    The affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, is required to approve the Charter Approval Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Approval

x

  Proposal, will have the same effect as a vote "AGAINST" such Charter Approval Proposal. The Business Combination is conditioned upon the approval of the Charter Approval Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Approval Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Approval Proposal will not be effected.

  The Governance Proposal:    The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Governance Proposal, which is a non-binding advisory vote. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Governance Proposal, will have no effect on the Governance Proposal. The Business Combination is not conditioned on the approval of the Governance Proposal.

  The Director Election Proposal:    Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 10 director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Director Election Proposal, will have no effect on the Director Election Proposal. The Business Combination is not conditioned on the approval of the Director Election Proposal.

  The Merger Issuance Proposal:    The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Merger Issuance Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Merger Issuance Proposal, will have no effect on the Merger Issuance Proposal. The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

  The Subscription Agreements Proposal:    The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Subscription Agreements Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Subscription Agreements Proposal, will have no effect on the Subscription Agreements Proposal. The Business Combination is conditioned upon the approval of the Subscription Agreements Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

  The Incentive Plan Proposal:    The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Incentive Plan Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the

  Incentive Plan Proposal, will have no effect on the Incentive Plan Proposal. The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

  The Adjournment Proposal:    The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.

  As further discussed in the section entitled "Other Agreements—Sponsor Agreement" beginning on page 226 of this proxy statement/consent solicitation statement/prospectus, the Sponsor and Trine's directors and officers have entered into the Sponsor Agreement with Trine pursuant to which the Sponsor and such directors and officers have agreed to vote shares representing 20% of the aggregate voting power of the common stock (comprised of all the outstanding Founder Shares) in favor of the each of the proposals presented at the Special Meeting, regardless of how public stockholders vote. Accordingly, the Sponsor Agreement will increase the likelihood that Trine will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby. Because a majority of the proposals, including the Business Combination Proposal, require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting, the affirmative vote of approximately only approximately 6.25% of the outstanding Public Shares, in addition to the Founder Shares, would be required to approve such proposals if a quorum of only a majority of the shares of Trine's common stock is represented at the Special Meeting. Notwithstanding the foregoing, the Business Combination is conditioned upon the approval of the Charter Amendment Proposal and the Charter Approval Proposal. Approval of each of these proposals requires the affirmative vote of the holders of a majority of the outstanding shares of common stock, voting together as a single class. Accordingly, the affirmative vote of approximately 37.5% of the outstanding Public Shares, in addition to the Founder Shares, would be required to approve the Charter Amendment Proposal and the Charter Approval Proposal.

Q:    DO ANY OF TRINE'S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF TRINE STOCKHOLDERS?

A:
Certain of Trine's executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Trine stockholders generally. The Trine Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Business Combination be approved by the stockholders of Trine. See "The Business Combination—Interests of Trine's Directors and Officers in the Business Combination" beginning on page 196 of this proxy statement/consent solicitation statement/prospectus.

Q:    WHAT DO I NEED TO DO NOW?

A:
Trine urges you to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of Trine. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card.

Q:    HOW DO I VOTE?

A:
If you are a holder of record of Trine common stock on the Trine Record Date, you may vote in person (which would include presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:    IF MY SHARES ARE HELD IN "STREET NAME" BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in "street name" in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in "street name" by returning a proxy card directly to Trine or by voting in person (which would include presence at a virtual meeting) at the Special Meeting unless you provide a "legal proxy", which you must obtain from your broker, bank or other nominee.

  Under the rules of the NYSE, brokers who hold shares in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be "non-routine" without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are "non-routine" matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

  If you are a Trine stockholder holding your shares in "street name" and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Such broker non-votes will be the equivalent of a vote "AGAINST" the Charter Approval Proposal, but will have no effect on the vote count for such other proposals.

Q:    WHAT IF I ATTEND THE SPECIAL MEETING AND ABSTAIN OR DO NOT VOTE?

A:
For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an "abstain" vote.

  If you are a Trine stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Charter Amendment Proposal or the

  Charter Approval Proposal, or if you respond to such proposal with an "abstain" vote, your failure to vote or "abstain" vote in each case will have the same effect as a vote "AGAINST" such proposals.

  If you are a Trine stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal, or if you respond to such proposals with an "abstain" vote, your failure to vote or "abstain" vote in each case will have no effect on the vote count for such proposals.

Q:    WHAT WILL HAPPEN IF I RETURN MY PROXY CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Trine Board with respect to that proposal.

Q:    MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A:
Yes. Stockholders may send a later-dated, signed proxy card to Trine's transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the Special Meeting in person (which would include presence at a virtual meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to Trine's transfer agent, which must be received prior to the vote at the Special Meeting.

Q:    WHAT HAPPENS IF I FAIL TO TAKE ANY ACTION WITH RESPECT TO THE SPECIAL MEETING?

A:
If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder of the Post-Combination Company. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder and/or warrant holder of Trine.

Q:    WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Trine shares.

Q:    WHO CAN HELP ANSWER MY QUESTIONS?

A:
If you have questions about the Business Combination or if you need additional copies of the proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (877) 456-3463
Banks and Brokers may call collect: (212) 750-5833

        You may also obtain additional information about Trine from documents filed with the SEC by following the instructions in the section entitled "Where You Can Find More Information." If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to deliver your stock (either physically or electronically) to Trine's transfer agent at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
(212) 509-4000

QUESTIONS AND ANSWERS ABOUT DESKTOP METAL'S CONSENT SOLICITATION

Q:    DID THE DESKTOP METAL BOARD OF DIRECTORS APPROVE THE MERGER AGREEMENT?

A:
Yes. Following a review of the Merger Agreement and of the negotiations between Desktop Metal, Trine and their respective representatives with respect to the Merger Agreement, the Desktop Metal board of directors unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the Business Combination are in the best interests of Desktop Metal and its stockholders. See "The Business Combination—Recommendation of the Desktop Metal Board of Directors and Reasons for the Business Combination."

Q:    WHAT AM I BEING ASKED TO APPROVE?

A:
Desktop Metal stockholders are being asked to approve the Desktop Metal Merger Proposal.

Q:    WHAT IS THE RECOMMENDATION OF THE DESKTOP METAL BOARD OF DIRECTORS?

A:
The Desktop Metal board of directors unanimously recommends that the Desktop Metal stockholders approve the Desktop Metal Merger Proposal.

Q:    DO ANY OF DESKTOP METAL'S DIRECTORS OR OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY DIFFER FROM OR BE IN ADDITION TO THE INTERESTS OF DESKTOP METAL STOCKHOLDERS?

A:
Yes. Desktop Metal stockholders should be aware that some of Desktop Metal's directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Desktop Metal's stockholders generally. The Desktop Metal board of directors was aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Business Combination. See "The Business Combination—Interests of Desktop Metal Directors and Executive Officers in the Business Combination."

Q:    WHO IS ENTITLED TO GIVE A WRITTEN CONSENT FOR DESKTOP METAL?

A:
The record date for determining the holders of Desktop Metal capital stock entitled to execute and deliver written consents with respect to this solicitation is August 25, 2020, the Desktop Metal Record Date. Holders of Desktop Metal capital stock on the Desktop Metal Record Date will be entitled to give or withhold a consent using the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Q:    WHAT APPROVAL IS REQUIRED BY DESKTOP METAL STOCKHOLDERS TO ADOPT THE MERGER AGREEMENT?

A:
The approval of the Desktop Metal Merger Proposal requires the affirmative vote or consent of (i) the holders of a majority of the voting power of the outstanding shares of Desktop Metal common stock and Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class and (b) the holders of a majority of the outstanding shares of Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class (the "Desktop Metal stockholder approval").

  Concurrently with the execution of the Merger Agreement, Trine, Merger Sub and the Supporting Desktop Metal Stockholders (as defined herein) entered into the Support Agreements (as defined herein). Each Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. The shares of Desktop Metal capital stock that are owned by the Supporting Desktop Metal Stockholders and subject to the Support Agreements represent approximately 57.1% of the outstanding shares of Desktop Metal common stock and approximately 66.0% of the outstanding shares of Desktop Metal preferred stock, in each case as of the Desktop Metal Record Date. The execution and delivery of written consents by all of the Supporting Desktop Metal Stockholders will constitute the Desktop Metal stockholder approval at the time of such delivery.

Q:    HOW CAN I RETURN MY WRITTEN CONSENT?

A:
If you hold shares of Desktop Metal capital stock as of the close of business on the Desktop Metal Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Desktop Metal. Once you have completed, dated and signed the written consent, you may deliver it to Desktop Metal by emailing a .pdf copy to shareholder@desktopmetal.com or by mailing your written consent to Desktop Metal, Inc., 63 Third Avenue, Burlington, MA 01803, Attention: General Counsel. Desktop Metal will not call or convene any meeting of its stockholders in connection with the approval of the Desktop Metal Merger Proposal. Desktop Metal stockholders should not send stock certificates with their written consents.

Q:    WHAT HAPPENS IF I DO NOT RETURN MY WRITTEN CONSENT?

A:
If you hold shares of Desktop Metal capital stock as of the Desktop Metal Record Date and you do not return your written consent, it will have the same effect as a vote against the Desktop Metal Merger Proposal. However, each Support Agreement provides, among other things, that on

  (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. The execution and delivery of written consents by all of the Supporting Desktop Metal Stockholders will constitute the Desktop Metal stockholder approval at the time of such delivery. Therefore, a failure of any other Desktop Metal stockholder to deliver a written consent is not expected to have any effect on the approval of the Desktop Metal Merger Proposal.

Q:    WHAT HAPPENS IF I RETURN BY WRITTEN CONSENT BUT DO NOT INDICATE A DECISION WITH RESPECT TO PROPOSALS?

A:
If you hold shares of Desktop Metal capital stock as of the Desktop Metal Record Date and you return a signed written consent without indicating your decision on the Desktop Metal Merger Proposal, you will have given your consent to approve such proposal.

Q:    WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:
The Desktop Metal board of directors has set                        , 2020 as the targeted final date for receipt of written consents (such date, as it may be extended in accordance with the next sentence, the "consent deadline"). Desktop Metal reserves the right to extend the consent deadline beyond                        , 2020. Any such extension may be made without notice to Desktop Metal stockholders.

Q:    CAN I CHANGE OR REVOKE MY WRITTEN CONSENT?

A:
Yes. You may change or revoke your consent to either of the proposals at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Support Agreement will constitute the Desktop Metal stockholder approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled "Desktop Metal's Solicitation of Written Consents—Submission of Written Consents."

Q:    WHAT DO I NEED TO DO NOW?

A:
Desktop Metal urges you to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder of Desktop Metal. Once the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part has been declared effective by the SEC, Desktop Metal will solicit your written consent. The Desktop Metal board of directors unanimously recommends that all Desktop Metal stockholders approve the Desktop Metal Merger Proposal by executing and returning to Desktop Metal the written consent furnished with this proxy statement/consent solicitation statement/prospectus as soon as possible and no later than the consent deadline.

Q:    WHAT WILL HAPPEN TO MY EXISTING SHARES OF DESKTOP METAL CAPITAL STOCK IN THE BUSINESS COMBINATION?

A:
At the effective time of the Business Combination, your shares of Desktop Metal capital stock will no longer represent an ownership interest in Desktop Metal, as each share of Desktop Metal capital stock issued and outstanding immediately prior to the effective time (other than any cancelled shares or dissenting shares) will be cancelled and automatically converted into the right to receive the applicable portion of the aggregate merger consideration payable in respect thereof, any cash amount payable in respect of fractional shares of Trine Class A common stock and any dividends or other distributions on shares of Trine Class A common stock payable in accordance with the applicable provisions of the Merger Agreement. See "The Merger Agreement—Merger Consideration."

Q:    DO I HAVE APPRAISAL RIGHTS IF I OBJECT TO THE PROPOSED BUSINESS COMBINATION?

A:
Yes. Desktop Metal stockholders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled "Appraisal Rights."

Q:    SHOULD I SEND MY STOCK CERTIFICATES TO DESKTOP METAL NOW?

A:
No. Do not send in your certificates now. After the transaction is completed, a letter of transmittal and written instructions for the surrender of Desktop Metal stock certificates or electronic certificates, as applicable, will be mailed to Desktop Metal stockholders.

Q:    WHO CAN HELP ANSWER MY QUESTIONS?

A:
If you have questions about the transaction or the process for returning your written consent, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent, please contact Desktop Metal, Inc., 63 Third Avenue, Burlington, MA 01803, Attention: General Counsel or shareholder@desktopmetal.com.

Q:    WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO U.S. HOLDERS OF DESKTOP METAL CAPITAL STOCK?

A:
For general information on the material U.S. Federal Income Tax consequences of the Business Combination to holders of Desktop Metal capital stock, see the section entitled "Material U.S. Federal Income Tax Consequences—Material Tax Consequences of the Business Combination to U.S. Holders of Desktop Metal Capital Stock."

SUMMARY

        This summary highlights selected information included in this proxy statement/consent solicitation statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Business Combination and the Merger Agreement (pages 176 and 202)

        The terms and conditions of the Business Combination are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. We encourage you to read the Merger Agreement carefully, as it is the legal document that governs the Business Combination.

        If the Merger Agreement is approved and adopted and the Business Combination is subsequently completed, Merger Sub will merge with and into Desktop Metal with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine.

Merger Consideration (page 176)

        Conversion of Desktop Metal Preferred Stock.    Each share of each series of Desktop Metal preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to the product of the liquidation amount (as described in Desktop Metal's charter) for such series of preferred stock multiplied by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time as if the Business Combination were a Deemed Liquidation Event (as defined in Desktop Metal's charter) (the "aggregate preferred stock consideration") divided by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time of the Business Combination (the "per share preferred stock consideration").

        Conversion of Desktop Metal Common Stock.    Each share of Desktop Metal common stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to $1,830,000,000 minus the aggregate implied value of the aggregate preferred stock consideration divided by the number of shares of Desktop Metal common stock outstanding on a fully diluted basis immediately prior to the effective time of the Business Combination (the "per share common stock consideration").

        We refer to the shares of Trine Class A common stock to be issued as per share preferred stock consideration and per share common stock consideration, collectively, as the "merger consideration."

        Fractional Shares.    No fractional shares of Trine Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Trine has agreed to pay to each former holder of Desktop Metal common stock or preferred stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Trine Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the VWAP of shares of Trine Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the closing.

Ownership of the Post-Combination Company

        As of the date of this proxy statement/consent solicitation statement/prospectus, there are 37,518,750 shares of Trine common stock issued and outstanding, including 7,503,750 shares of Trine Class B common stock, each of which will be converted into one share of Class A common stock. As of the date of this proxy statement/consent solicitation statement/prospectus, there are an aggregate of 23,510,500 warrants outstanding. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock. Therefore, as of the date of this proxy statement/consent solicitation statement/prospectus (without giving effect to the Business Combination and assuming no redemptions), assuming that (i) each share of Class B common stock is converted into one share of Class A common stock and (ii) each outstanding warrant is exercised and one Class A common stock is issued as a result of such exercise, the Trine fully-diluted stock capital would be 61,029,250 shares of common stock.

        It is anticipated that, upon the completion of the Business Combination, the ownership of the Post-Combination Company will be as follows:

  •
  current Desktop Metal stockholders will own                shares of common stock, representing approximately        % of the total shares outstanding;

  •
  current Desktop Metal common stockholders will own                shares of common stock, representing approximately         % of the total shares outstanding;

  •
  current Desktop Metal preferred stockholders will own                shares of common stock, representing approximately         % of the total shares outstanding;

  •
  the Subscribers will own 27,497,500 shares of common stock, representing approximately        % of the total shares outstanding;

  •
  the public stockholders will own 30,015,000 shares of common stock, representing approximately        % of the total shares outstanding; and

  •
  the Initial Stockholders will own 7,503,750 shares of common stock, representing approximately        % of the total shares outstanding.

        The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that none of the public stockholders exercise their redemption rights and that Trine and Desktop Metal do not issue any additional equity securities prior to the Business Combination. If the actual facts differ from our assumptions, the numbers of shares and percentage interests set forth above will be different. In addition, the numbers of shares and percentage interests set forth above do not take into account (i) potential future exercises of Trine's outstanding warrants or (ii) shares issuable upon the exercise of outstanding options to purchase shares of Desktop Metal's common stock and shares issuable upon the settlement of restricted stock units for shares of Desktop Metal's common stock.

        Please see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information" for further information.

Recommendation of the Desktop Metal Board of Directors (page 187)

        After consideration, the Desktop Metal board of directors adopted resolutions determining that the Merger Agreement, the Business Combination contemplated by the Merger Agreement and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of Desktop Metal and its stockholders, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Business Combination, and directing that the Merger Agreement be submitted to the holders of Desktop Metal common stock and preferred stock for consideration. The Desktop Metal board of directors recommends that the holders of Desktop Metal common stock and preferred stock adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

        For a description of various factors considered by the Desktop Metal board of directors in reaching its decision to adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, see the section titled "The Business Combination—Recommendation of the Desktop Metal Board of Directors and Reasons for the Business Combination" beginning on page 187.

Recommendation of the Trine Board of Directors (page 190)

        The Trine board of directors has unanimously determined that the Business Combination, on the terms and conditions set forth in the Merger Agreement, is advisable and in the best interests of Trine and its stockholders and has directed that the proposals set forth in this proxy statement/consent solicitation statement/prospectus be submitted to its stockholders for approval at the Special Meeting on the date and at the time and place set forth in this proxy statement/consent solicitation statement/prospectus. The Trine board of directors unanimously recommends that Trine's stockholders vote "FOR" the Business Combination Proposal, "FOR" the Charter Amendment Proposal, "FOR" the Charter Approval Proposal, "FOR" the Governance Proposal, "FOR" the Director Election Proposal, "FOR" the Merger Issuance Proposal, "FOR" the Subscription Agreements Proposal, "FOR" the Incentive Plan Proposal and "FOR" the Adjournment Proposal, if presented. See "The Business Combination—Recommendation of the Trine Board of Directors and Reasons for the Business Combination" beginning on page 190.

Desktop Metal Solicitation of Written Consents (page 74)

        The Merger Agreement provides that Desktop Metal will seek the approval of the Desktop Metal Merger Proposal pursuant to this proxy statement/consent solicitation statement/prospectus, and Desktop Metal will not call or convene any meeting of its stockholders in connection with the approval of the Desktop Metal Merger Proposal. Desktop Metal stockholders are being asked to approve the Desktop Metal Merger Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

        Only Desktop Metal stockholders of record as of the close of business on the Desktop Metal Record Date will be entitled to execute and deliver a written consent. Each holder of Desktop Metal common stock is entitled to one vote for each share of Desktop Metal common stock held as of the Desktop Metal Record Date. Each holder of Desktop Metal preferred stock is entitled to a number of votes equal to the number of shares of Desktop Metal common stock into which the shares of Desktop Metal preferred stock held by such holder could be converted as of the Desktop Metal Record Date.

        The approval of the Desktop Metal Merger Proposal requires the affirmative vote or consent of (i) the holders of a majority of the voting power of the outstanding shares of Desktop Metal common stock and Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class and (ii) the holders of a majority of the outstanding shares of Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class.

        Concurrently with the execution of the Merger Agreement, Trine, Merger Sub and the Supporting Desktop Metal Stockholders entered into the Support Agreements. Each Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. The shares of Desktop Metal capital stock that are owned by the Supporting Desktop Metal Stockholders and subject to the Support Agreements represent approximately      % of the outstanding shares of Desktop Metal common stock and approximately      % of the outstanding shares of Desktop Metal preferred stock, in each case as of the Desktop Metal Record Date. The execution and delivery of written consents by all of the Supporting Desktop Metal Stockholders will constitute the Desktop Metal stockholder approval at the time of such delivery.

        You may consent to the Desktop Metal Merger Proposal with respect to your shares of Desktop Metal capital stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Desktop Metal by the consent deadline.

        You may execute a written consent to approve the Desktop Metal Merger Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the Desktop Metal Merger Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the Desktop Metal Merger Proposal. If you are a record holder of shares of Desktop Metal common stock and/or preferred stock and you return a signed written consent without indicating your decision on the Desktop Metal Merger Proposal, you will have given your consent to approve such proposal.

        Due to the obligations of the Supporting Desktop Metal Stockholders under the Support Agreements, a failure of any other Desktop Metal stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other Desktop Metal stockholder, is not expected to have any effect on the approval of the Desktop Metal Merger Proposal.

        Desktop Metal stockholders should not send stock certificates with their written consents. After the transaction is completed, a letter of transmittal and written instructions for the surrender of Desktop Metal stock certificates or electronic certificates, as applicable, will be mailed to Desktop Metal stockholders. Do not send in your certificates now.

        The expense of preparing, printing and mailing these consent solicitation materials is being borne by Desktop Metal. Officers and employees of Desktop Metal may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

Trine's Special Meeting of Stockholders (page 76)

        The Special Meeting of stockholders of Trine will be held at 9:00 a.m., Eastern time, on                , 2020, in virtual format, to consider and vote upon the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived.

        Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned shares of Trine common stock at the close of business on October 30, 2020, which is the Trine Record Date. Stockholders will have one vote for each share of Trine common stock owned at the close of business on the Trine Record Date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Trine warrants do not have voting rights. On the Trine Record Date, there were 37,518,750 shares of Trine common stock outstanding, of which 30,015,000 were Public Shares with the rest being held by the Initial Stockholders.

        A quorum of Trine stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum. The Initial Stockholders of record are entitled to vote 20% of the outstanding shares of Trine common stock. Such shares, as well as any shares of common stock acquired in the aftermarket by the Sponsor and Trine's directors and officers, will be voted in favor of the each of the proposals presented at the Special Meeting. The proposals presented at the Special Meeting will require the following votes:

  •
  The approval of each of the Business Combination Proposal, Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

  •
  The approval of the Charter Amendment Proposal and the Charter Approval Proposal will require the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock on the Trine Record Date, voting together as a single class.

  •
  With respect to the Director Election Proposal, directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 10 director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors.

        Abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Charter Amendment Proposal and the Charter Approval Proposal. With respect to the Business Combination Proposal, Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, abstentions from voting and broker non-votes will have no effect on such proposals. Please note that holders of the Public Shares can exercise their redemption rights whether they vote their Public Shares for or against, or whether they abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus.

        Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal. If any of these proposals is not approved, the other proposals will not be presented to the stockholders for a vote.

Desktop Metal's Directors and Executive Officers Have Financial Interests in the Business Combination (page 197)

        Certain of Desktop Metal's executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Desktop Metal's stockholders. The members of the Desktop Metal board of directors were aware of and considered these interests to the extent that such interests existed at the time, among other matters, when they approved the Merger Agreement and recommended that Desktop Metal stockholders approve the Desktop Metal Merger Proposal. See "The Business Combination—Interests of Desktop Metal Directors and Executive Officers in the Business Combination" beginning on page 197.

Trine's Directors and Executive Officers Have Financial Interests in the Business Combination (page 196)

        Certain of Trine's executive officers and directors may have interests in the Business Combination that may be different from, or in addition to, the interests of Trine's stockholders. The members of the Trine board of directors were aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that Trine stockholders approve the proposals required to effect the Business Combination. See "The Business Combination—Interests of Trine's Directors and Officers in the Business Combination" beginning on page 196.

Regulatory Approvals Required for the Business Combination (page 199)

        Completion of the Business Combination is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Trine has agreed to use its reasonable best efforts to obtain all required regulatory approvals, prevent the entry of any governmental order prohibiting, making unlawful or delaying the consummation of the transactions, and cause any such government order to be lifted, including undertaking promptly any and all actions necessary or advisable to avoid, prevent, eliminate or remove any impediment under antitrust laws or the actual or threatened commencement of any proceeding that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions, and Desktop Metal has agreed to use its reasonable best efforts to submit required applications or filings and to substantially comply with any information or document requests. Trine and Desktop Metal received notice of early termination of the waiting period under the HSR Act on September 15, 2020. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/consent solicitation statement/prospectus entitled "Regulatory Approvals Required for the Business Combination" beginning on page 199.

Material Tax Consequences of the Business Combination to U.S. Holders of Desktop Metal Common Stock (page 229)

        Desktop Metal and Trine intend that, for U.S. federal income tax purposes, the Business Combination will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to Desktop Metal's obligation to consummate the Business Combination that Desktop Metal receive an opinion from Latham & Watkins LLP (or, if Latham & Watkins LLP is unable or unwilling to deliver such opinion, from Paul, Weiss, Rifkind, Wharton & Garrison LLP), dated as of the closing date, to the effect that the Business Combination will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. On the basis of such opinion and except with respect to the receipt of cash in lieu of fractional shares of Trine common stock, a U.S. Holder (as defined in "Material U.S. Federal Income Tax Consequences" beginning on page 229) of Desktop Metal common stock generally will not recognize any loss for U.S. federal income tax purposes upon receipt of shares of Trine common stock but may recognize gain or loss for U.S. federal income tax purposes with respect to any cash received in lieu of fractional shares of Trine common stock. The tax consequences of the transactions to each Desktop Metal stockholder may depend on such holder's particular facts and circumstances. Desktop Metal stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see "Material U.S. Federal Income Tax Consequences—Material Tax Consequences of the Business Combination to U.S. Holders of Desktop Metal Capital Stock" beginning on page 230.

Appraisal Rights (page 269)

        Under Section 262 of the DGCL, holders of shares of Desktop Metal common stock or preferred stock who do not consent to the adoption of the Merger Agreement and who otherwise follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid on the amount determined to be "fair value." Desktop Metal stockholders considering seeking appraisal should be aware that the "fair value" of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares.

        Any holder of shares of Desktop Metal common stock or preferred stock wishing to exercise appraisal rights must, within 20 days after the date of mailing of the notice of their right to demand appraisal, make a written demand for the appraisal of the stockholder's shares to Desktop Metal (as the surviving corporation in the Business Combination), and that stockholder must not submit a written consent approving the adoption of the Merger Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See "Appraisal Rights" beginning on page 269 and Section 262 of the DGCL attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

Conditions to the Business Combination (page 222)

Conditions to Each Party's Obligations

        The respective obligations of each of Desktop Metal and Trine to complete the Business Combination are subject to the satisfaction of the following conditions:

  •
  all applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated;

  •
  there shall not have been entered, enacted or promulgated any governmental order, statute, rule, regulation or governmental order enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

  •
  the redemption offer in relation to the Public Shares shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement/consent solicitation statement/prospectus;

  •
  the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

  •
  Trine shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

  •
  the approval by Trine stockholders of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal shall have been obtained;

  •
  the approval of Desktop Metal stockholders of the Desktop Metal Merger Proposal shall have been obtained; and

  •
  the Trine Class A common stock to be issued in connection with the transactions contemplated by the Subscription Agreements shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

Conditions to Obligations of Trine

        The obligation of Trine to complete the Business Combination is also subject to the satisfaction, or waiver by Trine, of the following conditions:

  •
  the accuracy of the representations and warranties of Desktop Metal as of the date of the Merger Agreement and as of the closing date of the Business Combination, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Desktop Metal;

  •
  each of the covenants of Desktop Metal to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects; and

  •
  the receipt of a certificate signed by an officer of Desktop Metal certifying that the two preceding conditions have been satisfied.

Conditions to Obligations of Desktop Metal

        The obligation of Desktop Metal to complete the Business Combination is also subject to the satisfaction or waiver by Desktop Metal of the following conditions:

  •
  the accuracy of the representations and warranties of Trine and Merger Sub as of the date of the Merger Agreement and as of the closing date of the Business Combination;

  •
  each of the covenants of Trine to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

  •
  the receipt of a certificate signed by an executive officer of Trine certifying that the two preceding conditions have been satisfied;

  •
  the Existing Charter shall be have been amended to reflect the terms of the form Charter Amendment attached to the Merger Agreement as Exhibit D;

  •
  the Trine Class A common stock to be issued in connection with the Business Combination shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

  •
  certain directors and executive officers of Trine shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the effective time;

  •
  the receipt of a tax opinion, dated as of the closing date, from Latham & Watkins LLP, counsel to Desktop Metal, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, to the effect that, for U.S. federal income tax purposes, the Business Combination will constitute a "reorganization" within the meaning of Section 368(a) of the Code; and

  •
  (a) the funds contained in the trust account as of immediately prior to the effective time; plus (b) all other cash and cash equivalents of Trine; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Trine Class A common stock pursuant to the redemption offer (to the extent not already paid); plus (d) $274,975,000 shall equal or exceed $200,000,000.

No Solicitation (page 212)

        Under the terms of the Merger Agreement, Desktop Metal has agreed not to (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal, (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), Merger Agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal or (v) resolve or agree to do any of the foregoing.

        Desktop Metal has also agreed that immediately following the execution of the Merger Agreement it shall use its reasonable best efforts to cause its representatives acting on its behalf to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the Merger Agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal. Desktop Metal has also agreed that within three business days of the execution of the Merger Agreement, Desktop Metal shall request each person and entity that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring Desktop Metal (and with whom Desktop Metal has had contact in 12 months prior to the date of the Merger Agreement regarding the acquisition of Desktop Metal) to return or destroy all confidential information furnished to such person or entity prior to the date of the Merger Agreement and terminate access to any physical or electronic data room maintained by or on behalf of Desktop Metal.

        Desktop Metal has agreed to promptly (and in any event within one business day) notify, in writing, Trine of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition. Desktop Metal shall promptly (and in any event within one business day) keep Trine reasonably informed of any material developments with respect to any such inquiry, proposal, offer or request for information or acquisition.

        Notwithstanding the restrictions set forth above, the Merger Agreement provides that, under specified circumstances, in response to a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions that the Desktop Metal board of directors determines in good faith (after consultation with its outside financial advisors and outside legal counsel) to be a superior proposal and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, Desktop Metal may make a company change in recommendation or terminate the Merger Agreement to enter a definitive agreement with respect to such superior proposal, subject to complying with Trine's rights under the Merger Agreement, including the payment of a termination payment by Desktop Metal to Trine.

        Additionally, notwithstanding the restrictions set forth above, if, at any time prior to obtaining the company approval, the Desktop Metal board determines in good faith, in response to an intervening event, after consultation with its outside legal counsel, that the failure to make a company change in recommendation would be inconsistent with its fiduciary duties under applicable law, the Desktop Metal board of directors may, prior to obtaining the company approval, make a company change in recommendation, subject to complying with Trine's rights under the Merger Agreement, including the payment of a termination payment by Desktop Metal to Trine.

        Trine has agreed not to take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Desktop Metal, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination other than (i) with Desktop Metal, its stockholders and their respective affiliates and representatives or (ii) to the extent that the Trine board of directors determines in good faith, in response to a Desktop Metal intervening event, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. Trine has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

Termination; Company Termination Fee (page 223)

        The Merger Agreement may be terminated at any time prior to the effective time of the Business Combination, whether before or after adoption of the Merger Agreement by Desktop Metal's stockholders or approval of the proposals required to effect the Business Combination by Trine's stockholders.

Mutual termination rights.

        The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

  •
  by written consent of Desktop Metal and Trine; or

  •
  by written notice from either Desktop Metal or Trine to the other if the approval of Trine stockholders to the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal are not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

Desktop Metal termination rights.

        The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

  •
  prior to the closing, by written notice to Trine from Desktop Metal if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Trine set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading "—Conditions to the Business Combination; Conditions to Obligations of Desktop Metal" would not be satisfied at the closing (a "terminating Trine breach"), except that, if any such terminating Trine breach is curable by Trine through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Trine of notice from Desktop Metal of such breach, but only as long as Trine continues to exercise such commercially reasonable efforts to cure such terminating Trine breach (the "Trine cure period"), such termination shall not be effective, and such termination shall become effective only if the terminating Trine breach is not cured within the Trine cure period, (ii) the closing has not occurred on or before the termination date, subject to automatic extension to January 31, 2021 if certain closing conditions are not satisfied by December 31, 2020 and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the Merger Agreement under this paragraph shall not be available if Desktop Metal's failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Desktop Metal is in material breach of its obligations under the Merger Agreement on such date; or

  •
  by written notice from Desktop Metal prior to obtaining the Desktop Metal stockholder approval, in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading "—No Solicitation" above.

Trine termination rights.

        The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

  •
  prior to the closing, by written notice to Desktop Metal from Trine if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Desktop Metal set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading "—Conditions to the Business Combination; Conditions to Obligations of Trine" above would not be satisfied at the closing (a "terminating Desktop Metal breach"), except that, if such terminating Desktop Metal breach is curable by Desktop Metal through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Desktop Metal of notice from Trine of such breach, but only as long as Desktop Metal continues to use its commercially reasonable efforts to cure such terminating Desktop Metal breach (the "Desktop Metal cure period"), such termination shall not be effective, and such termination shall become effective only if the terminating Desktop Metal breach is not cured within the Desktop Metal cure period, (ii) the closing has not occurred on or before the termination date, subject to automatic extension to January 31, 2021 if certain closing conditions are not satisfied by December 31, 2020 and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the Merger Agreement under this paragraph shall not be available if Trine's failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Trine is in material breach of its obligations under the Merger Agreement on such date;

  •
  by written notice from Trine if the Desktop Metal board of directors (A) shall have made, prior to obtaining the Desktop Metal stockholder approval, a Desktop Metal change in recommendation or (B) shall have failed to include the Desktop Metal board recommendation in the consent solicitation statement distributed to stockholders; or

  •
  by written notice from Trine if the Desktop Metal stockholder approval has not been obtained within three business days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by Desktop Metal to the Desktop Metal stockholders pursuant to the terms of the Merger Agreement.

        Desktop Metal must pay Trine a termination fee of $54,900,000 if the Merger Agreement is terminated under either of the following circumstances:

  •
  prior to obtaining the Desktop Metal stockholder approval, Desktop Metal terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading "—No Solicitation" above;

  •
  Trine terminates the Merger Agreement as a result of the Desktop Metal board of directors (A) prior to obtaining the Desktop Metal stockholder approval, making a Desktop Metal change in recommendation or (B) failing to include the Desktop Metal board recommendation in the consent solicitation statement distributed to stockholders; or

  •
  Either Trine or Desktop Metal terminates the Merger Agreement due to the closing not occurring on or before the termination date (as extended under the circumstances described above) or Trine terminates the Merger Agreement for a terminating Desktop Metal breach or Desktop's failure to obtain the Desktop Metal stockholder approval within three business days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by Desktop Metal to the Desktop Metal stockholders pursuant to the terms of the Merger Agreement and (i) before the date of such termination, a bona fide written acquisition proposal is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within twelve months after the date of termination, Desktop Metal consummates such acquisition proposal or enters into a definitive agreement for such acquisition proposal (which acquisition proposal is ultimately consummated).

        See "The Merger Agreement—Termination" beginning on page 223.

Sponsor Agreement (page 226)

        Pursuant to the terms of a Sponsor Agreement entered into among Desktop Metal, Trine, the Sponsor and Trine's directors and officers, the Sponsor and Trine's directors and officers have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after the Trine IPO in favor of each of the proposals presented at the Special Meeting. The Sponsor, Trine's directors and officers and their permitted transferees own at least 20% of its outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Special Meeting and the Sponsor Agreement may make it more likely that Trine will consummate the Business Combination. In addition, pursuant to the terms of the Sponsor Agreement, the Sponsor and Trine's directors and officers have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of a business combination. See "Other Agreements—Sponsor Agreement."

Other Agreements (page 226)

Support Agreements

        In connection with the execution of the Merger Agreement, Trine and Merger Sub entered into a support agreement (each, a "Support Agreement" and collectively, the "Support Agreements") with certain stockholders of Desktop Metal (collectively, the "Supporting Desktop Metal Stockholders" and each, a "Supporting Desktop Metal Stockholder"), which collectively hold Desktop Metal preferred stock and Desktop Metal common stock representing the majority of the voting power of Desktop Metal preferred stock and Desktop Metal common stock. Each Support Agreement provides, among other things, that each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and Desktop Metal preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. See "Other Agreements—Support Agreements."

Subscription Agreements

        In connection with the execution of the Merger Agreement, Trine entered into the Subscription Agreements with the Subscribers pursuant to which the Subscribers have agreed to purchase, and Trine has agreed to sell the Subscribers, an aggregate of 27,497,500 shares of Class A common stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $274,975,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. See "Other Agreements—Subscription Agreements".

Stockholders Agreement

        In connection with the execution of the Merger Agreement, Trine entered into a Stockholders Agreement (the "Stockholders Agreement") with the Sponsor. Pursuant to the Stockholders Agreement, the Sponsor and its successors and any permitted transferees (as defined in the Stockholders Agreement) (collectively, the "Trine Stockholders") have (i) the right to nominate Leo Hindery, Jr. (the "Sponsor Director") to the board of the Post-Combination Company for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of Class A common stock of the Post-Combination Company equal to or greater than 25% of the aggregate number of shares of Class A common stock of the Post-Combination Company beneficially owned by the Trine Stockholders immediately following the closing of the Business Combination (the "Initial Sponsor Shares") and (ii) certain information rights for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of common stock of the Post-Combination Company equal to or greater than 25% of the Initial Sponsor Shares. See "Other Agreements—Stockholders Agreement".

Confidentiality and Lockup Agreement

        In connection with the execution of the Merger Agreement, certain Desktop Metal stockholders entered into Confidentiality and Lockup Agreement (the "Confidentiality and Lockup Agreement"). Pursuant to the Confidentiality and Lockup Agreement, such stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement). The Confidentiality and Lockup Agreement will become effective upon the consummation of the Business Combination. See "Other Agreements—Confidentiality and Lockup Agreement".

Registration Rights Agreement

        In connection with the execution of the Merger Agreement, Trine and certain stockholders of Desktop Metal and Trine entered into an amended and restated registration rights agreement (the "Registration Rights Agreement"), which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, Trine agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to twice in any 12-month period, certain legacy Desktop Metal stockholders and legacy Trine stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $75,000,000. Trine also agreed to provide customary "piggyback" registration rights. The Registration Rights Agreement also provides that Trine will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. See "Other Agreements—Registration Rights Agreement".

Listing (page 201)

        Trine's Class A common stock is listed on the NYSE under the symbol "TRNE". Following the Business Combination, the Class A common stock of the Post-Combination Company (including the Class A common stock issuable in the Business Combination) will be listed on the NYSE under the symbol "DM".

Comparison of Stockholders' Rights (page 236)

        Following the Business Combination, the rights of Desktop Metal stockholders who become stockholders of the Post-Combination Company in the Business Combination will no longer be governed by Desktop Metal's charter and Desktop Metal's bylaws ("Desktop Metal's bylaws") and instead will be governed by the Proposed Charter and the Post-Combination Company's bylaws (the "Post-Combination Company's bylaws"). See "Comparison of Stockholders' Rights" beginning on page 236.

Risk Factors (page 26)

        You should consider all the information contained in this proxy statement/consent solicitation statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/consent solicitation statement/prospectus. In particular, you should consider the factors described under "Risk Factors" beginning on page 26.

Information about Trine (page 104)

        Trine Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. Trine's Class A common stock, units and public warrants are currently listed on the NYSE under the symbols "TRNE", "TRNE.U" and "TRNE.WS", respectively. The mailing address of Trine's principal executive office is 405 Lexington Avenue, 48th Floor, New York, NY 10174 and the telephone number of Trine's principal executive office is (212) 503-2855.

Information about Desktop Metal (page 122)

        Desktop Metal, Inc. is a privately-held Delaware corporation that is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. It offers a portfolio of integrated additive manufacturing solutions for engineers, designers, and manufacturers comprised of hardware, software, materials and services. The mailing address of Desktop Metal's principal executive office is 63 Third Avenue, Burlington, MA 01803 and the telephone number of Desktop Metal's principal executive officer is (978) 224-1244.

Summary Historical Financial Data For Trine

        The following table shows summary historical financial data of Trine for the periods and as of the dates indicated.

        The summary historical financial data of Trine as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical consolidated financial statements of Trine included elsewhere in this proxy statement/consent solicitation statement/prospectus. The summary historical financial data of Trine as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 was derived from the unaudited interim consolidated financial statements of Trine included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The following table should be read in conjunction with the sections entitled "Information About Trine," "Selected Historical Financial Information of Trine" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Trine" and the historical financial statements and the notes and schedules related thereto, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved by the business following the Business Combination.

	For the Six Months Ended June 30,		For the year ended December 31,	For the Period From September 26, 2018 (inception) through December 31,
(in thousands, except share and per share data)	2020	2019	2019	2018
	(Unaudited)
Statement of Operations Data:
Loss from operations	$(1,008)	$(671)	$(1,857)	$(44)
Other income, net	$1,084	$2,205	$5,312	$—
Provision for income taxes	$(16)	$(322)	$(726)	$—
Net income (loss)	$59	$1,212	$2,729	$(44)
Weighted average shares outstanding, basic and diluted	9,033,344	7,804,138	8,348,930	6,525,000
Basic and diluted net loss per common share	$(0.09)	$(0.06)	$(0.18)	$(0.01)
Statement of Cash Flows Data:
Net cash used in operating activities	$(978)	$(1,799)	$(2,698)	$(47)
Net cash provided by (used) in investing activities	$230	$(299,217)	$(299,217)	$—
Net cash provided by financing activities	$670	$301,936	$301,934	$166

		As of December 31,
	As of June 30, 2020
(in thousands)		2019	2018
	(Unaudited)
Balance Sheet Data:
Total assets	$305,803	$305,125	$326
Total liabilities	$11,463	$10,844	$344
Total common stock subject to possible redemption	$289,340	$289,281	$—
Total stockholders' equity	$5,000	$5,000	$(19)

 Summary Historical Financial Data For Desktop Metal

        The summary historical consolidated financial information for Desktop Metal presented below for the years ended December 31, 2019 and 2018, and the summary consolidated balance sheet as of December 31, 2019 and 2018 have been derived from Desktop Metal's audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The summary historical consolidated financial information presented below as of June 30, 2020 and for the six-month period ended June 30, 2020 and 2019 have been derived from Desktop Metal's unaudited condensed consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited financial data presented have been prepared on a basis consistent with Desktop Metal's audited consolidated financial statements. In the opinion of Desktop Metal's management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

        The summary information in the following tables should be read in conjunction with "Selected Historical Consolidated Financial Information," "Desktop Metal's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Desktop Metal's consolidated financial statements and related notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2018	2020	2019
Statement of Operations Data:
Total revenue	$26,439	$1,034	$5,574	$12,081
Total costs and expenses	135,484	124,647	51,890	66,274

Loss from operations	(109,045)	(123,613)	(46,316)	(54,193)
Other expenses:
Interest expense	(503)	(261)	(155)	(261)
Interest income	5,952	2,535	901	2,581

Loss from operations before income taxes	(103,596)	(121,339)	(45,570)	(51,873)
Income tax expense (benefit)	—	—	—	—

Net loss	$(103,596)	$(121,339)	$(45,570)	$(51,873)

Net loss per share—basic and diluted	$(4.43)	$(7.36)	$(1.59)	$(2.44)

	Year Ended December 31,		As of June 30, 2020
(in thousands)	2019	2018	Actual
Balance Sheet Data:
Cash and cash equivalents	$66,161	$29,043	$74,647
Working capital, net	145,089	82,638	94,496
Adjusted working capital (excluding cash)	78,928	53,595	19,849
Total assets	192,711	128,938	146,175
Total debt	9,972	9,953	9,981
Convertible preferred stock	436,533	276,889	436,533
Total stockholders' deficit	(277,462)	(184,569)	(320,545)

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2018	2020	2019
Statement of Cash Flow Data:
Net cash used in operating activities	$(97,202)	$(111,002)	$(40,304)	$(52,087)
Net cash (used in) provided by investing activities	(26,032)	39,007	48,655	(84,248)
Net cash provided by financing activities	160,352	45,426	135	160,157

 Summary Unaudited Pro Forma
Condensed Combined Financial Information

        The following summary unaudited pro forma condensed combined financial data (the "summary pro forma data") gives effect to the Transactions (as defined in the section titled "Unaudited Pro Forma Condensed Combined Financial Information" included in this proxy statement/consent solicitation statement/prospectus). Under both the no redemption and the maximum redemption scenario, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Trine will be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine will be stated at historical cost, with no goodwill or other intangible assets recorded. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2020 gives effect to the Transactions as if they had occurred on June 30, 2020. The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2019 and for the six months ended June 30, 2020 give effect to the Transactions as if they had occurred on January 1, 2019.

        The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the "pro forma financial statements") of Trine appearing elsewhere in this proxy statement/consent solicitation statement/prospectus and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of Trine and Desktop Metal for the applicable periods included in this proxy statement/consent solicitation statement/prospectus.

        The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what Desktop Metal's and Trine's financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of Trine.

        The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

  •
  Assuming No Redemptions:  This presentation assumes that no Trine stockholders exercise redemption rights with respect to their Public Shares.

  •
  Assuming Maximum Redemptions:  This presentation assumes that all Trine stockholders holding approximately 30.0 million Public Shares will exercise their redemption rights for the $305.4 million of funds in Trine's trust account. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing of the Business Combination, Trine will have a minimum of $200.0 million of Available Cash less total estimated transaction costs.

    Furthermore, Trine will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

	Combined Pro Forma
(in thousands, except share and per share data)	Assuming No Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Six months ended June 30, 2020
Revenue	$5,574	$5,574
Net loss	$(46,368)	$(46,368)
Basic and diluted net loss per common share	$(0.21)	$(0.24)
Weighted average shares outstanding, basic and diluted	224,374,000	194,359,000
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Year Ended December 31, 2019
Revenue	$26,439	$26,439
Net loss	$(105,120)	$(105,120)
Basic and diluted net loss per common share	$(0.47)	$(0.54)
Weighted average shares outstanding, basic and diluted	224,374,000	194,359,000
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of June 30, 2020
Total assets	$667,195	$361,813
Total liabilities	$30,299	$30,299
Total equity	$636,896	$331,514

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Trine and Desktop Metal

        The following table sets forth summary historical comparative share and unit information for Trine and Desktop Metal and unaudited pro forma condensed combined per share information of Trine after giving effect to the Transactions (as defined in the section titled "Unaudited Pro Forma Condensed Combined Financial Information"), assuming two redemption scenarios as follows:

  •
  Assuming No Redemptions:  This presentation assumes that no Trine stockholders exercise redemption rights with respect to their Public Shares.

  •
  Assuming Maximum Redemptions:  This presentation assumes that all Trine stockholders holding approximately 30.0 million Public Shares will exercise their redemption rights for the $305.4 million of funds in Trine's trust account. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing of the Business Combination, Trine will have a minimum of $200.0 million in Available Cash less total estimated transaction costs. Furthermore, Trine will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

        The unaudited pro forma book value information reflects the Transactions as if they had occurred on June 30, 2020. The weighted average shares outstanding and net earnings per share information reflect the Transactions as if they had occurred on January 1, 2019.

        This information is only a summary and should be read together with the summary historical financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus, and the historical financial statements of Trine and Desktop Metal and related notes that are included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined per share information of Trine and Desktop Metal is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of

Trine and Desktop Metal would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Desktop Metal Equivalent Pro Forma Per Share data(3)
	Trine	Desktop Metal	Assuming No Redemptions	Assuming Maximum Redemptions	Assuming No Redemptions	Assuming Maximum Redemptions
As of and For the Six Months Ended June 30, 2020(4)
Book value per share (1)	$0.55	$(11.17)	$2.84	$1.71	$3.47	$2.09
Weighted average shares outstanding—basic and diluted	9,033,344	28,687,103	224,374,000	194,359,000	183,000,000	183,000,000
Net loss per share—basic and diluted	$(0.09)	$(1.59)	$(0.21)	$(0.24)	$(0.26)	$(0.29)
As of and for the Year Ended December 31, 2019(4)
Book value per share(1)	$0.60	$(11.87)	N/A (2)	N/A (2)	N/A (2)	N/A (2)
Weighted average shares outstanding—basic and diluted	8,348,930	23,379,464	224,374,000	194,359,000	183,000,000	183,000,000
Net loss per share—basic and diluted	$(0.18)	$(4.43)	$(0.47)	$(0.54)	$(0.57)	$(0.66)

(1)
Book value per share = (Total equity excluding convertible preferred shares)/shares outstanding. The Trine historical weighted average shares outstanding excludes the shares subject to redemption for Trine at June 30, 2020 and December 31, 2019.

(2)
There is no Unaudited Pro Forma Condensed Combined Balance Sheet required for December 31, 2019. Because of this, there is no Destptop Metal equivalent pro forma book value per share for December 31, 2019.

(3)
The equivalent pro forma basic and diluted per share data for Desktop Metal is calculated based on an expected exchange ratio of 1.22122 under both the no redemption and maximum redemption scenarios, inherent in the Business Combination.

(4)
No cash dividends were declared under the periods presented.

 MARKET PRICE AND DIVIDEND INFORMATION

Trine

        Trine's Class A common stock, units and public warrants and are traded on the NYSE under the symbols TRNE, TRNE.U and TRNE.WS, respectively.

        The closing price of the Class A common stock, units and public warrants on August 25, 2020, the last trading day before announcement of the execution of the Merger Agreement, was $10.14, $11.22 and $1.07, respectively. As of October 30, 2020, the Trine Record Date, the most recent closing price for each Class A common stock, unit and public warrant was $10.20, $11.17 and $1.70, respectively.

        Holders of the Class A common stock, units and public warrants should obtain current market quotations for their securities. The market price of Trine's securities could vary at any time before the Business Combination.

Holders

        As of October 30, 2020, there were            holders of record of Trine's units,             holders of record of Class A common stock,            holders of record of Class B common stock and            holders of record of public warrants. The number of holders of record does not include a substantially greater number of "street name" holders or beneficial holders whose units, Public Shares and public warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

        Trine has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the Post-Combination Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Post-Combination Company's board of directors at such time. The Post-Combination Company's ability to declare dividends may also be limited by restrictive covenants pursuant to any debt financing agreements.

Desktop Metal

        Historical market price information for Desktop Metal's capital stock is not provided because there is no public market for Desktop Metal's capital stock. See "Desktop Metal's Management's Discussion and Analysis of Financial Condition and Results of Operations".

FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND
OTHER INDUSTRY DATA

        This proxy statement/consent solicitation statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of Trine and Desktop Metal. These statements are based on the beliefs and assumptions of the management of Trine and Desktop Metal. Although Trine and Desktop Metal believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither Trine nor Desktop Metal can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believes", "estimates", "expects", "projects", "forecasts", "may", "will", "should", "seeks", "plans", "scheduled", "anticipates" or "intends" or similar expressions. Forward-looking statements contained in this proxy statement/consent solicitation statement/prospectus include, but are not limited to, statements about the ability of Trine and Desktop Metal prior to the Business Combination, and the Post-Combination Company following the Business Combination, to:

  •
  meet the closing conditions to the Business Combination, including approval by stockholders of Trine and Desktop Metal on the expected terms and schedule;

  •
  realize the benefits expected from the proposed Business Combination;

  •
  continue to develop new products and innovations to meet constantly evolving customer demands;

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  design, produce and launch additive manufacturing systems on the planned timelines;

  •
  develop a recurring stream of revenue through the sale of consumables and service contracts related to the additive manufacturing systems;

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  acquire or make investments in other businesses, patents, technologies, products or services to grow the business;

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  attract, train and retain an effective sales force and other key personnel;

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  enhance future operating and financial results;

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  comply with laws and regulations applicable to its business;

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  successfully defend litigation;

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  upgrade and maintain information technology systems;

  •
  acquire and protect intellectual property;

  •
  meet future liquidity requirements and comply with restrictive covenants related to long-term indebtedness; and

  •
  successfully deploy the proceeds from the Business Combination.

        Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements which speak only as of the date hereof. You should understand that the following important factors, in addition to those discussed under the heading "Risk Factors" and elsewhere in this proxy statement/consent solicitation statement/prospectus, could affect the future results of Trine and Desktop Metal prior to the Business Combination, and the Post-Combination Company following the Business Combination, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements in this proxy statement/consent solicitation statement/prospectus:

  •
  any delay in closing of the Business Combination;

  •
  risks related to disruption of management's time from ongoing business operations due to the proposed transactions;

  •
  the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

  •
  the impact of the COVID-19 pandemic on the financial condition and results of operations of Trine and Desktop Metal;

  •
  the fluctuation of operating results from period to period due to a number of factors, including the pace of customer adoption of our new products and services and any changes in our product mix that shift too far into lower gross margin products;

  •
  increasing competition in the additive manufacturing industry;

  •
  any delays in the design, production or launch of our additive manufacturing systems;

  •
  the failure to meet customers' expectations as to price or pricing structure;

  •
  any defects in new products or enhancements to existing products; and

  •
  disruption to the business due to our dependency on our third-party resellers, our contract manufacturers and our suppliers.

        These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/consent solicitation statement/prospectus are more fully described under the heading "Risk Factors" and elsewhere in this proxy statement/consent solicitation statement/prospectus. The risks described under the heading "Risk Factors" are not exhaustive. Other sections of this proxy statement/consent solicitation statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of Trine and Desktop Metal prior to the Business Combination, and the Post-Combination Company following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can Trine or Desktop Metal assess the impact of all such risk factors on the business of Trine and Desktop Metal prior to the Business Combination, and the Post-Combination Company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements attributable to Trine or Desktop Metal or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. Trine and Desktop Metal prior to the Business Combination, and the Post-Combination Company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        In addition, statements of belief and similar statements reflect the beliefs and opinions of Trine or Desktop Metal, as applicable, on the relevant subject. These statements are based upon information available to Trine or Desktop Metal, as applicable, as of the date of this proxy statement/consent solicitation statement/prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that Trine or Desktop Metal, as applicable, has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

        Market, ranking and industry data used throughout this proxy statement/consent solicitation statement/prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of Desktop Metal's management, which in turn are based upon Desktop Metal's management's review of internal surveys, independent industry surveys and publications, including reports by Wohlers Associates, Inc., Ernst & Young Global Limited, A.T. Kearney, Inc. and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Desktop Metal is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" and "Desktop Metal's Management's Discussion and Analysis of Financial Condition and Results of Operations" in this proxy statement/consent solicitation statement/prospectus.

RISK FACTORS

        In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading "Forward-Looking Statements", you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus. In this section "we," "us" and "our" refer to Desktop Metal prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Risks Relating to Desktop Metal's Business and Industry

We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

        We experienced net losses in each year since inception, including net losses of $121.3 million for 2018 and $103.6 million for 2019. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, in particular across our research and development efforts and sales and marketing programs.

        These investments may not result in increased revenue or growth in our business. In addition, as a newly-public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. These increased expenditures make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. While we have generated revenue in the past, we have not yet begun volume commercial shipments of several of our additive manufacturing solutions that are expected to generate a substantial portion of our revenue going forward, and it is difficult for us to predict our future operating results. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this proxy statement/consent solicitation statement/prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the risk of your investment.

        We were founded in 2015, and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer and the trading price of our stock may decline. We intend to derive a substantial portion of our revenues from the sales of a number of products which are in the late stages of development and scheduled to begin volume commercial shipments in late 2020 and 2021. There are no assurances that we will be able to secure future business with customers or that such products will begin commercial shipments on our planned timelines.

        It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. The projected financial information appearing elsewhere in this proxy statement/consent solicitation statement/prospectus has been prepared by our management and reflects current estimates of future performance. The projected results depend on the successful implementation of our management's growth strategies and are based on assumptions and events over which we have only partial or no control. The assumptions underlying such projected information require the exercise of judgment and may not occur, and the projections are subject to uncertainty due to the effects of economic, business, competitive, regulatory, legislative, political and other changes.

Our operating results and financial condition may fluctuate from period to period.

        Our operating results and financial condition fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Both our business and the additive manufacturing industry are changing and evolving rapidly, and our historical operating results may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our common stock will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including:

  •
  the degree of market acceptance of our products and services;

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  our ability to compete with competitors and new entrants into our markets;

  •
  the mix of products and services that we sell during any period;

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  the timing of our sales and deliveries of our products to customers;

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  the geographic distribution of our sales;

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  changes in our pricing policies or those of our competitors, including our response to price competition;

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  changes in the amount that we spend to develop and manufacture new products or technologies;

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  changes in the amounts that we spend to promote our products and services;

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  changes in the cost of satisfying our warranty obligations and servicing our installed customer base;

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  expenses and/or liabilities resulting from litigation;

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  delays between our expenditures to develop and market new or enhanced solutions and the generation of revenue from those solutions;

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  unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;

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  disruptions to our information technology systems or our third-party contract manufacturers;

  •
  general economic and industry conditions that effect customer demand;

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  the impact of the COVID-19 pandemic on our customers, suppliers, manufacturers and operations; and

  •
  changes in accounting rules and tax laws.

        In addition, our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year due to our sales cycle and seasonality among our customers. Generally, our additive manufacturing solutions are subject to the adoption and capital expenditure cycles of our customers. As a result, we typically conduct a larger portion of our business during the first and fourth quarters of our fiscal year relative to the second and third quarters. Additionally, for our more complex solutions, which may require additional facilities investment, potential customers may spend a substantial amount of time performing internal assessments prior to making a purchase decision. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. As a result, revenues and operating results for future periods are difficult to predict with any significant degree of certainty, which could lead to adverse effects on our inventory levels and overall financial condition.

        Due to the foregoing factors, and the other risks discussed in this proxy statement/consent solicitation statement/prospectus, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

The additive manufacturing industry in which we operate is characterized by rapid technological change, which requires us to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of our products.

        Our revenues are derived from the sale of additive manufacturing systems and related consumables and services. We have encountered and will continue to encounter challenges experienced by growing companies in a market subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in additive manufacturing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete in the additive manufacturing market depends, in large part, on our success in developing and introducing new additive manufacturing systems and technology, in improving our existing products and technology and qualifying new materials which our systems can support. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to:

  •
  develop cost effective new products and technologies that address the increasingly complex needs of prospective customers;

  •
  enhance our existing products and technologies;

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  respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;

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  adequately protect our intellectual property as we develop new products and technologies;

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  identify the appropriate technology or product to which to devote our resources; or

  •
  ensure the availability of cash resources to fund research and development.

        Even if we successfully introduce new additive manufacturing products and technologies and enhance our existing products and technologies, it is possible that these will eventually supplant our existing products or that our competitors will develop new products and technologies that will replace our own. As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors' technological advances, leading to a loss in market share, decline in revenue and adverse effects to our business and prospects.

The additive manufacturing industry is competitive. We expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

        The additive manufacturing industry in which we operate is fragmented and competitive. We compete for customers with a wide variety of producers of additive manufacturing and/or 3D printing equipment that creates 3D objects and end-use parts, as well as with providers of materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of products and services that may render our existing or future products obsolete, uneconomical or less competitive. Existing and potential competitors may also have substantially greater financial, technical, marketing and sales, manufacturing, distribution and other resources than us, including name recognition, as well as experience and expertise in intellectual property rights and operating within certain international markets, any of which may enable them to compete effectively against us. For example, a number of companies that have substantial resources have announced that they are beginning production of 3D printing systems, which will further enhance the competition we face.

        Future competition may arise from the development of allied or related techniques for equipment, materials and services that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products and from improvements to existing technologies.

        We intend to continue to follow a strategy of continuing product development and distribution network expansion to enhance our competitive position to the extent practicable. But we cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change and introduce new products and technologies, demand for our products may decline, and our operating results may suffer.

We have generated substantially all of our revenues to date from the sale of a single solution.

        The majority of our revenues generated since inception are derived from sales of our Studio System, which began shipping in volume in the fourth quarter of 2018. Delays in our announced but not yet commercially available additive manufacturing solutions may require that we continue to rely on solely Studio System to achieve our revenue growth targets. If such delays do occur and competitive solutions emerge or we are unable to continue to successfully commercialize the Studio System in the future, our operating results could be harmed. Additionally, our commercialization of the Studio System to date has no bearing on our ability to successfully commercialize additional additive manufacturing solutions on our planned timelines.

We may experience significant delays in the design, production and launch of our additive manufacturing solutions, and we may be unable to successfully commercialize products on our planned timelines.

        Several of our additive manufacturing solutions are still under development. There are often delays in the design, testing, manufacture and commercial release of new products, and any delay in the launch of our products could materially damage our brand, business, growth prospects, financial condition and operating results. Even if we successfully complete the design, testing and manufacture for one or all of our products under development, we may fail to develop a commercially successful product on the timeline we expect for a number of reasons, including:

  •
  misalignment between the products and customer needs;

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  lack of innovation of the product;

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  failure of the product to perform in accordance with the customer's industry standards;

  •
  ineffective distribution and marketing;

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  delay in obtaining any required regulatory approvals;

  •
  unexpected production costs; or

  •
  release of competitive products.

        Our success in the market for the products we develop will depend largely on our ability to prove our products' capabilities in a timely manner. Upon demonstration, our customers may not believe that our products and/or technology have the capabilities they were designed to have or that we believe they have. Furthermore, even if we do successfully demonstrate our products' capabilities, potential customers may be more comfortable doing business with another larger and more established company or may take longer than expected to make the decision to order our products. Significant revenue from new product investments may not be achieved for a number of years, if at all. If the timing of our launch of new products and/or of our customers' acceptance of such products is different than our assumptions, our revenue and results of operations may be adversely affected.

        Additionally, we intend to establish a parts-as-a-service offering for customers, which may present similar challenges to those outlined above with respect to the design, production, and launch of new additive manufacturing solutions. In particular, we may fail to develop a commercially successful offering if we are unable to meet customer needs or industry standards, if we fail to meet customer price expectations, or if our marketing and distribution strategy proves ineffective. If we are unable to establish such an offering, sales of our additive manufacturing solutions and our overall operating results could suffer. To date, we have not established a parts-as-a-service offering and have not accepted any orders or recognized any revenue from such an offering.

Changes in our product mix may impact our gross margins and financial performance.

        Our financial performance may be affected by the mix of products and services we sell during a given period. Our products are sold, and will continue to be sold, at different price points. Sales of certain of our products have, or are expected to have, higher gross margins than others. If our product mix shifts too far into lower gross margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of our higher gross margin products, our profitability could be reduced. Additionally, the introduction of new products or services may further heighten quarterly fluctuations in gross profit and gross profit margins due to manufacturing ramp-up and start-up costs. We may experience significant quarterly fluctuations in gross profit margins or operating income or loss due to the impact of the mix of products, channels or geographic areas in which we sell our products from period to period.

Our failure to meet our customers' price expectations would adversely affect our business and results of operations.

        Demand for our product lines is sensitive to price. We believe our competitive pricing has been an important factor in our results to date. Therefore, changes in our pricing strategies can have a significant impact on our business and ability to generate revenue. Many factors, including our production and personnel costs and our competitors' pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers' price expectations in any given period, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

        We use, and plan to continue using, different pricing models for different products. For example, we plan to use a hardware-as-a-service annual subscription pricing model for certain new products. Such pricing models are still relatively new to some of our customers and may not be attractive to them, especially in regions where they are less common. If customers resist such pricing models, our revenue may be adversely affected and we may need to restructure the way in which we charge customers for our products. To date, while we have accepted pre-orders for our Fiber solution with hardware-as-a-service annual subscription pricing, we have not fulfilled or recognized any revenue from such orders or associated with our hardware-as-a-service annual subscription model in general.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

        Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our systems sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

        Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our restructuring programs on our operating results. To the extent the demand for our products slows, or the additive manufacturing market contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

Our business model is predicated, in part, on building a customer base that will generate a recurring stream of revenues through the sale of our consumables and service contracts. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

        Our business model is dependent, in part, on our ability to maintain and increase sales of our proprietary consumables and service contracts as they generate recurring revenues. Existing and future customers of our systems may not purchase our consumables or related service contracts at the same rate at which customers currently purchase those consumables and services. In addition, our entry-level systems focused on low-volume production generally use a lower volume of consumables relative to our higher-end systems focused on high-volume production. If our current and future customers purchase a lower volume of our consumable materials or service contracts, or if our entry-level systems represent an increasing percentage of our future installed customer base, resulting overall in lower purchases of consumables and service contracts on average than our current installed customer base, our recurring revenue stream relative to our total revenues would be reduced and our operating results would be adversely affected.

If demand for our products does not grow as expected, or if market adoption of additive manufacturing does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.

        The industrial manufacturing market, which today is dominated by conventional manufacturing processes that do not involve 3D printing technology, is undergoing a shift towards additive manufacturing. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of additive manufacturing technologies or our products may not address the specific needs or provide the level of functionality required by potential customers to encourage the continuation of this shift towards additive manufacturing. If additive manufacturing technology does not continue to gain broader market acceptance as an alternative to conventional manufacturing processes, or if the marketplace adopts additive manufacturing technologies that differ from our technologies, we may not be able to increase or sustain the level of sales of our products, and our operating results would be adversely affected as a result.

Reservations for our Production System may not convert to purchase orders.

        Our Production System is in the late stages of development, and while select early customers are operational with this solution, volume commercial shipments are not scheduled to begin until 2021 and may occur later or not at all. As a result, we have accepted reservations for the Production System, most of which are accompanied by a financial deposit. Given the anticipated lead times between reservations and the date of delivery of the Production Systems, there is a risk that customers who place reservations may ultimately decide not to convert such reservations into purchase orders and take delivery of their reserved Production System due to potential changes in customer preferences, competitive developments or other factors. As a result, no assurance can be made that reservations will result in the purchase of our Production Systems, and any such failure to convert these reservations could harm our business, prospects, financial condition and operating results.

Defects in new products or in enhancements to our existing products that give rise to product returns or warranty or other claims could result in material expenses, diversion of management time and attention and damage to our reputation.

        Our additive manufacturing solutions are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a machine has been used. This could result in delayed market acceptance of those products or claims from resellers, customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to our reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

        We attempt to include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.

        The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to retain existing customers or to fail to attract new customers.

We are, and have been in the recent past, subject to litigation.

        We are currently, and have been in the recent past, subject to litigation, and we could be subject to further litigation in the future. In 2018, we brought a claim in Massachusetts federal court against Markforged, Inc., a competitor in the additive manufacturing industry ("Markforged"), regarding patent infringement and trade secret misappropriation. Markforged counterclaimed for trade secret misappropriation. We and Markforged entered into a confidential settlement agreement (the "Settlement Agreement") covering such matters in October 2018. In July 2019, Markforged brought a claim against us in Massachusetts federal court alleging false and misleading statements about their products in violation of the Settlement Agreement, which includes mutual non-disparagement and confidentiality obligations. The matter is currently in arbitration. The arbitration is scheduled to be heard by the end of 2020; however, subsequent proceedings in connection therewith may continue into 2021. See Note 11 to the consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus for additional information.

        While we intend to mount vigorous defenses to the above-described proceeding and any future lawsuits that may be brought against us by any third party, we can provide no assurance as to the outcome of any such disputes, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. In addition, the additive manufacturing industry has been, and may continue to be, litigious, particularly with respect to intellectual property claims. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation that may be brought against us by any third party could result in losses, damages and expenses that have a significant adverse effect on our financial condition.

We depend on our network of resellers and our business could be adversely affected if they do not perform as expected.

        We rely heavily on our global network of resellers to sell our products and to provide installation and support services to customers in their respective geographic regions. These resellers may not be as effective in selling our products or installing and supporting our customers as we expect. Further, our contracts with our resellers provide for termination for convenience, and if our contracts with a significant number of resellers, or with the most effective resellers, were to terminate or if they would otherwise fail or refuse to sell certain of our products, we may not be able to find replacements that are as qualified or as successful in a timely manner, if at all. In addition, if our resellers do not perform as anticipated, or if we are unable to secure qualified and successful resellers, our sales will suffer, which would have an adverse effect on our revenues and operating results. Because we also depend upon our resellers to provide installation and support services for products, if our reseller relationship were terminated or limited to certain products, we may face disruption in providing support for our customers, which would adversely affect our reputation and our results of operations. Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.

        Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results. We have reviewed our policies that govern credit and collections and will continue to monitor them in light of current payment status and economic conditions. In addition, we try to reduce the credit exposures of our accounts receivable by instituting credit limits and having credit insurance. However, there can be no assurance that our efforts to identify potential credit risks will be successful. Our inability to timely identify resellers that are credit risks could result in defaults at a time when such resellers have high accounts receivable balances with us. Any such default would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

        We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and other key personnel, including, in particular, our co-founder, chief executive officer, and chairman, Ric Fulop. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. Members of our senior management team may resign at any time. The loss of the services of any members of our senior management team, especially Ric Fulop, could delay or prevent the successful implementation of our strategy or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. There is no assurance that if any senior executive leaves in the future, we will be able to rapidly replace him or her and transition smoothly towards his or her successor, without any adverse impact on our operations.

        To support the continued growth of our business, we must also effectively recruit, hire, integrate, develop, motivate and retain additional new employees. High demand exists for senior management and other key personnel (including scientific, technical, engineering, financial and sales personnel) in the additive manufacturing industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. Moreover, new employees may not become as productive as we expect since we may face challenges in adequately integrating them into our workforce and culture. If we cannot attract and retain sufficiently qualified technical employees for our research product development activities, as well as experienced sales and marketing personnel, we may be unable to develop and commercialize new products or new applications for existing products.

Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Boston facility could require us to pay more to hire and retain key personnel, thereby increasing our costs.

        All of our U.S. employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients while they work for us, and in some cases, for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. If we cannot demonstrate that our legally protectable interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We depend on a limited number of third-party contract manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption or quality control problems in their operations, including due to the COVID-19 pandemic, we could lose market share and our brand may suffer.

        We depend on third-party contract manufacturers for the production of our additive manufacturing systems. While there are several potential manufacturers for most of these products, all of our products are manufactured, assembled, tested and generally packaged by a limited number of third-party manufacturers. In most cases, we rely on these manufacturers to procure components and, in some cases, subcontract engineering work. Our reliance on limited number of contract manufacturers involves a number of risks, including:

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  unexpected increases in manufacturing and repair costs;

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  inability to control the quality and reliability of finished products;

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  inability to control delivery schedules;

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  potential liability for expenses incurred by third-party contract manufacturers in reliance on our forecasts that later prove to be inaccurate;

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  potential lack of adequate capacity to manufacture all or a part of the products we require; and

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  potential labor unrest affecting the ability of the third-party manufacturers to produce our products.

        If any of our third-party contract manufacturers experience a delay, disruption or quality control problems in their operations, including due to the COVID-19 pandemic, or if a primary third-party contract manufacturer does not renew its agreement with us, our operations could be significantly disrupted and our product shipments could be delayed. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a contract manufacturer can scale its production of our products at the volumes and in the quality that we require. If a contract manufacturer is unable to do these things, we may have to move production for the products to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially adversely affected.

        As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our third-party contract manufacturers to be responsible for penalties assessed on us because of excessive failures of the products, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which causes us to take on additional risk for potential failures of our products.

        In addition, because we use a limited number of third-party contract manufacturers, increases in the prices charged may have an adverse effect on our results of operations, as we may be unable to find a contract manufacturer who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

        All of our products must satisfy safety and regulatory standards and some of our products must also receive government certifications. Our third-party contract manufacturers are primarily responsible for conducting the tests that support our applications for most regulatory approvals for our products. If our third-party contract manufacturers fail to timely and accurately conduct these tests, we may be unable to obtain the necessary domestic or foreign regulatory approvals or certifications to sell our products in certain jurisdictions. As a result, we would be unable to sell our products and our sales and profitability could be reduced, our relationships with our sales channel could be harmed and our reputation and brand would suffer.

If our suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

        We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties. Generally, our third-party contract manufacturers contract directly with component suppliers we rely on our contract manufacturers to manage their supply chains. If one of our contract manufacturers has supply chain disruption, or our relationship with our contract manufacturer terminates, we could experience delay. We also source some materials directly from suppliers. While most manufacturing equipment and materials for our products are available from multiple suppliers, certain of those items are only available from limited sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a limited source supplier could adversely affect our relationship with our customers as well as our results of operations and financial condition.

Our third-party contract manufacturers' facilities, and our suppliers' and our customers' facilities, are vulnerable to disruption due to natural or other disasters, strikes and other events beyond our control.

        A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a major flood, seasonal storms, nuclear event or terrorist attack affecting our facilities or the areas in which they are located, or affecting those of our customers or third-party manufacturers or suppliers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our or their damaged manufacturing facilities. These delays could be lengthy and costly. If any of our third-party contract manufacturers', suppliers' or customers' facilities are negatively impacted by such a disaster, production, shipment and installation of our 3D printing machines could be delayed, which can impact the period in which we recognize the revenue related to that 3D printing machine sale. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in our business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war or the outbreak of epidemic diseases (including the outbreak of the coronavirus disease COVID-19) could have a negative effect on our operations and sales.

If we fail to grow our business as anticipated, our net sales, gross margin and operating margin will be adversely affected. If we grow as anticipated but fail to manage our growth and expand our operations accordingly, our business may be harmed and our results of operation may suffer.

        Over the past several years, we have experienced rapid growth, and we are attempting to continue to grow our business substantially. To this end, we have made, and expect to continue to make, significant investments in our business, including investments in our infrastructure, technology, marketing and sales efforts. These investments include dedicated facilities expansion and increased staffing, both domestic and international. If our business does not generate the level of revenue required to support our investment, our net sales and profitability will be adversely affected.

        Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all.

Our existing and planned global operations subject us to a variety of risks and uncertainties that could adversely affect our business and operating results. Our business is subject to risks associated with selling machines and other products in non-United States locations.

        Our products and services are distributed in more than 60 countries around the world, and we derive a substantial percentage of our sales from these international markets. In 2019, we derived approximately 40% of our revenues from countries outside the United States. Accordingly, we face significant operational risks from doing business internationally.

        Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. We incur currency transaction risks if we were to enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk. As we realize our strategy to expand internationally, our exposure to currency risks may increase. Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

        Other risks and uncertainties we face from our global operations include:

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  difficulties in staffing and managing foreign operations;

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  limited protection for the enforcement of contract and intellectual property rights in certain countries where we may sell or products or work with suppliers or other third parties;

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  potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

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  costs and difficulties of customizing products for foreign countries;

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  challenges in providing solutions across a significant distance, in different languages and among different cultures;

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  laws and business practices favoring local competition;

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  being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;

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  specific and significant regulations, including the European Union's General Data Protection Regulation ("GDPR"), which imposes compliance obligations on companies who possess and use data of EU residents;

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  uncertainty and resultant political, financial and market instability arising from the United Kingdom's exit from the European Union;

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  compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act;

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  tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

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  operating in countries with a higher incidence of corruption and fraudulent business practices;

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  changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;

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  potential adverse tax consequences arising from global operations;

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  seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and at year end globally;

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  rapid changes in government, economic and political policies and conditions; and

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  political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events.

        In addition, additive manufacturing has been identified by the U.S. Government as an emerging technology and is currently being further evaluated for national security impacts. We expect additional regulatory changes to be implemented that will result in increased and/or new export controls related to 3D printing technologies, components and related materials and software. These changes, if implemented, may result in our being required to obtain additional approvals and/or licenses to sell 3D printers in the global market.

        Our failure to effectively manage the risks and uncertainties associated with our global operations could limit the future growth of our business and adversely affect our business and operating results.

As part of our growth strategy, we intend to acquire or make investments in other businesses, patents, technologies, products or services. Our failure to do so successfully could disrupt our business and have an adverse impact on our financial condition.

        We have acquired and invested in companies in the past and intended to continue to do so in the future. To the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. In addition, competition for acquisitions in the markets in which we operate during recent years has increased, and may continue to increase, which may result in an increase in the costs of acquisitions or cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.

        If we do complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

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  diversion of management's attention from their day-to-day responsibilities;

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  unanticipated costs or liabilities associated with the acquisition;

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  incurrence of acquisition-related costs, which would be recognized as a current period expense;

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  problems integrating the purchased business, products or technologies;

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  challenges in achieving strategic objectives, cost savings and other anticipated benefits;

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  inability to maintain relationships with key customers, suppliers, vendors and other third parties on which the purchased business relies;

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  the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;

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  difficulty in maintaining controls, procedures and policies during the transition and integration;

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  challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and

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  use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

        If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition and results of operations. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period.

        Achieving the expected returns and synergies from future acquisitions will depend, in part, upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our product lines in an efficient and effective manner. We cannot assure you that we will be able to do so, that our acquired businesses will perform at levels and on the timelines anticipated by our management or that we will be able to obtain these synergies. In addition, acquired technologies and intellectual property may be rendered obsolete or uneconomical by our own or our competitors' technological advances. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

        We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds if our existing sources of cash and any funds generated from operations do not provide us with sufficient capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges and opportunities could be significantly impaired, and our business may be adversely affected.

In the future, some of our arrangements for additive manufacturing solutions may contain customer-specific provisions that may impact the period in which we recognize the related revenues under GAAP.

        Some customers that purchase additive manufacturing solutions from us may require specific, customized factors relating to their intended use of the solution or the installation of the product in the customers' facilities. These specific, customized factors are occasionally required by the customers to be included in our commercial agreements relating to the purchases. As a result, our responsiveness to our customers' specific requirements has the potential to impact the period in which we recognize the revenue relating to that additive manufacturing system sale.

        Similarly, some of our customers must build or prepare facilities to install a subset of our additive manufacturing solutions, and the completion of such projects can be unpredictable, which can impact the period in which we recognize the revenue relating to that additive manufacturing solution sale.

We could be subject to personal injury, property damage, product liability, warranty and other claims involving allegedly defective products that we supply.

        The products we supply are sometimes used in potentially hazardous or critical applications, such as the assembled parts of an aircraft, medical device or automobile, that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. While we have not experienced any such claims to date, actual or claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims.

        We attempt to include legal provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. Any such lawsuit, regardless of merit, could result in material expense, diversion of management time and efforts and damage to our reputation, and could cause us to fail to retain or attract customers, which could adversely affect our results of operations.

We could face liability if our additive manufacturing solutions are used by our customers to print dangerous objects.

        Customers may use our additive manufacturing systems to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our products, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our products. While we have never printed weapons on any printers in our offices, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our products.

Failure of our global operations to comply with anti-corruption laws and various trade restrictions, such as sanctions and export controls, could have an adverse effect on our business.

        We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the United States government has a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

        We are committed to doing business in accordance with applicable anti-corruption laws and regulations and with applicable trade restrictions. We are subject, however, to the risk that our affiliated entities or our and our affiliates' respective officers, directors, employees and agents (including distributors of our products) may take action determined to be in violation of such laws and regulations. Any violation by any of these persons could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our operating results. In addition, actual or alleged violations could damage our reputation and ability to do business.

We are subject to environmental, health and safety laws and regulations related to our operations and the use of our additive manufacturing systems and consumable materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

        We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

        The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act ("TSCA") and the Registration, Evaluation, Authorization and Restriction of Chemical Substances ("REACH"). These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

        The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have an adverse effect on our business, financial condition and results of operations.

Aspects of our business are subject to privacy, data use and data security regulations, which could increase our costs.

        We collect personally identifiable information from our employees, prospects, and our customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. We must comply with privacy laws in the United States, Europe and elsewhere, including GDPR in the European Union, which became effective May 25, 2018, and the California Consumer Privacy Act of 2018, which was enacted on June 28, 2018 and became effective on January 1, 2020. These laws create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In many jurisdictions, consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. While we have invested in, and intend to continue to invest in, resources to comply with these standards, we may not be successful in doing so, and any such failure could have adverse effect on our business, results of operations and reputation.

        As privacy, data use and data security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. In recent years, there has been increasing regulatory enforcement and litigation activity in this area in the United States, Germany and in various other countries in which we operate.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

        We rely on our information technology systems to manage numerous aspects of our business, including to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers, manage our accounting and financial functions, including our internal controls, and maintain our research and development data. Our information technology systems are an essential component of our business and any disruption could significantly limit our ability to manage and operate our business efficiently. A failure of our information technology systems to perform properly could disrupt our supply chain, product development and customer experience, which may lead to increased overhead costs and decreased sales and have an adverse effect on our reputation and our financial condition. In addition, during the COVID-19 pandemic, a substantial portion of our employees have conducted work remotely, making us more dependent on potentially vulnerable communications systems and making us more vulnerable to cyberattacks.

        Although we take steps and incur significant costs to secure our information technology systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, our security measures may not be effective and our systems may be vulnerable to damage or interruption. Disruption to our information technology systems could result from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war, terrorism and usage errors by our employees.

        Our reputation and financial condition could be adversely affected if, as a result of a significant cyber-event or otherwise:

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  our operations are disrupted or shut down;

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  our confidential, proprietary information is stolen or disclosed;

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  we incur costs or are required to pay fines in connection with stolen customer, employee or other confidential information;

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  we must dedicate significant resources to system repairs or increase cyber security protection; or

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  we otherwise incur significant litigation or other costs.

        If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation and financial condition.

        We also rely on information technology systems maintained by third parties, including third-party cloud computing services and the computer systems of our suppliers for both our internal operations and our customer-facing infrastructure related to our additive manufacturing solutions. These systems are also vulnerable to the types of interruption and damage described above but we have less ability to take measures to protect against such disruptions or to resolve them if they were to occur. Information technology problems faced by third parties on which we rely could adversely impact our business and financial condition as well as negatively impact our brand reputation.

Our current levels of insurance may not be adequate for our potential liabilities.

        We maintain insurance to cover our potential exposure for most claims and losses, including potential product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles. We may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, or that exceed our policy limits. Even a partially uninsured claim of significant size, if successful, could have an adverse effect on our financial condition.

        In addition, we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, and our existing policies may be cancelled or otherwise terminated by the insurer. Maintaining adequate insurance and successfully accessing insurance coverage that may be due for a claim can require a significant amount of our management's time, and we may be forced to spend a substantial amount of money in that process.

Because the additive manufacturing market is rapidly evolving, forecasts of market growth in this proxy statement/consent solicitation statement/prospectus may not be accurate.

        Market opportunity estimates and growth forecasts included in this proxy statement/consent solicitation statement/prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts and estimates in this proxy statement/consent solicitation statement/prospectus relating to the expected size and growth of the markets for additive manufacturing technology and other markets in which we participate may prove to be inaccurate. Even if these markets experience the forecasted growth described in this proxy statement/consent solicitation statement/prospectus, we may not grow our business at similar rates, or at all. Our future growth is subject to many factors, including market adoption of our products, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this proxy statement/consent solicitation statement/prospectus, including our estimates that the size of the total addressable market is expected to be approximately $146 billion in 2030, should not be taken as indicative of our future growth. In addition, these forecasts do not consider the impact of the current global COVID-19 pandemic, and we cannot assure you that these forecasts will not be materially and adversely affected as a result.

Our business activities may be disrupted due to the outbreak of the COVID-19 pandemic.

        We face various risks and uncertainties related to the global outbreak of a new strain of coronavirus, COVID-19. In recent months, the continued spread of COVID-19 has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital. Government-enforced travel bans and business closures around the world have significantly impacted our ability to sell, install and service our additive manufacturing systems at customers around the world. It has, and may continue to, disrupt our third-party contract manufacturers and supply chain. We currently anticipate customer payment delays for our products which could negatively impact our results of operations. We also expect some delays in installation of our products at customers' facilities, which could lead to postponed revenue recognition for those transactions. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be adversely impacted.

        If the COVID-19 pandemic continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts, which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict and may include a further decline in the market prices of our products, risks to employee health and safety, risks for the deployment of our products and services and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health developments in any of our targeted markets may have a material and adverse effect on our business operations and results of operations.

Global economic, political and social conditions and uncertainties in the market that we serve may adversely impact our business.

        Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. The recent declines in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential customers. The economic uncertainty in Europe, the United States, India, China and other countries may cause end-users to further delay or reduce technology purchases.

        We also face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors or other third parties on which we rely. If third parties are unable to supply us with required materials or components or otherwise assist us in operating our business, our business could be harmed.

        For example, the possibility of an ongoing trade war between the United States and China may impact the cost of raw materials, finished products or components used in our products and our ability to sell our products in China. Other changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment could also adversely affect our business. In addition, the ongoing negotiations about transitioning the United Kingdom from the European Union following its formal exit on January 31, 2020 may result in the imposition of tariffs that could have an adverse impact on our results of operation. Additionally, there also is a risk that other countries may decide to leave the European Union. This uncertainty surrounding this transition not only potentially affects our business in the United Kingdom and the European Union, but also may have an effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

Third-party lawsuits and assertions to which we are subject alleging our infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on our financial condition.

        Third parties may own issued patents and pending patent applications that exist in fields relevant to additive manufacturing. Some of these third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims related to additive manufacturing. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our additive technologies may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. Any third-party lawsuits or other assertion to which we are subject alleging our infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on our financial condition.

We may incur substantial costs enforcing and defending our intellectual property rights.

        We may incur substantial expense costs in protecting, enforcing and defending our intellectual property rights against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain of our products, subject us to injunctions restricting our sale of products, cause severe disruptions to our operations or the marketplaces in which we compete or require us to satisfy indemnification commitments with our customers, including contractual provisions under various license arrangements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products. Any of these could have an adverse effect on our business and financial condition.

If we are unable to adequately protect or enforce our intellectual property rights, such information may be used by others to compete against us, in particular in developing consumables that could be used with our printing systems in place of our proprietary consumables.

        We have devoted substantial resources to the development of our technology and related intellectual property rights. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of registered and unregistered intellectual property and protect our rights using patents, licenses, trademarks, trade secrets, confidentiality and assignment of invention agreements and other methods.

        Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

        Our trade secrets, know-how and other unregistered proprietary rights are a key aspect of our intellectual property portfolio. While we take reasonable steps to protect our trade secrets and confidential information and enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor. This concern could manifest itself in particular with respect to our proprietary consumables that are used with our systems. Portions of our proprietary consumables may not be afforded patent protection. Chemical companies or other producers of raw materials used in our consumables may be able to develop consumables that are compatible to a large extent with our products, whether independently or in contravention of our trade secret rights and related proprietary and contractual rights. If such consumables are made available to owners of our systems, and are purchased in place of our proprietary consumables, our revenues and profitability would be reduced, and we could be forced to reduce prices for our proprietary consumables.

        If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents and other intellectual property. Any of the foregoing events would lead to increased competition and reduce our revenue or gross margin, which would adversely affect our operating results.

        If we attempt enforcement of our intellectual property rights, we may be, and have been in the past, subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely affect our business and financial condition.

        As part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including related to alleged infringement of our intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

        We have been operating as a private company. Following the Business Combination, our management will have significant requirements for enhanced financial reporting and internal controls as a public company. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis or result in material misstatements in our consolidated financial statements, which could harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management's attention from other matters that are important to our business. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

        In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this proxy statement/consent solicitation statement/prospectus and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

        Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock.

        Our management and auditors determined that a material weakness existed in the internal control over financial reporting due to the fact that we had not completed an annual or quarterly close under a timeline that would be compatible with public company filing deadlines, and with the limited accounting department personnel, this may not be achievable. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While we have instituted plans to remediate the issue described above and continue to take remediation steps, including hiring additional personnel subsequent to December 31, 2019, including a vice president of accounting with public company experience, we continued to have a limited number of personnel with the level of GAAP accounting knowledge, specifically related to complex accounting transactions, commensurate with our financial reporting requirements.

        Although we believe the hiring of additional accounting resources, implementation of additional reviews and processes requiring timely account reconciliations and analysis and implementation of processes and controls to better identify and manage segregation of duties will remediate the weakness with respect to insufficient personnel, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our common stock.

Our additive manufacturing software contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products.

        Our additive manufacturing software contains components that are licensed under so-called "open source," "free" or other similar licenses. Open source software is made available to the general public on an "as-is" basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open source software in ways that would require the release of the source code of our proprietary software to the public; however, our use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release to the public or remove the source code of our proprietary software. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or remove the software. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

Risks Relating to the Business Combination

Because the market price of shares of Trine's Class A common stock will fluctuate, Desktop Metal's stockholders cannot be sure of the value of the merger consideration they will receive.

        The aggregate merger consideration that Desktop Metal stockholders will receive is a fixed number of shares of Trine's Class A common stock; it is not a number of shares with a particular fixed market value. See "The Business Combination—Terms of the Business Combination" beginning on page 176. The market value of Trine's Class A common stock and Desktop Metal capital stock at the effective time of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates, including the date on which Desktop Metal stockholders provide written consent to the adoption of the Merger Agreement and the transactions contemplated thereby. Because the merger consideration is fixed and will not be adjusted to reflect any changes in the market value of shares of Trine's Class A common stock or Desktop Metal capital stock, the market value of the shares of Trine's Class A common stock issued in connection with the Business Combination and the Desktop Metal capital stock converted in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Accordingly, at the time of providing written consent to the Desktop Metal Merger Proposal, Desktop Metal stockholders will not know or be able to calculate the market value of the shares of Trine's Class A common stock they would receive upon the completion of the Business Combination. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Trine or Desktop Metal, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Trine and Desktop Metal.

Desktop Metal's stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

        Desktop Metal's stockholders currently have the right to vote in the election of the Desktop Metal board of directors and on other matters requiring stockholder approval under Delaware law and Desktop Metal's charter and bylaws. Upon the completion of the Business Combination, Desktop Metal stockholders who become stockholders of the Post-Combination Company will have a percentage ownership of the Post-Combination Company that is smaller than such stockholders' percentage ownership of Desktop Metal. Additionally, one of the expected members of the Post-Combination Company's board of directors following the Business Combination will be Leo Hindery, Jr., a current director of Trine. Based on the number of issued and outstanding shares of Trine common stock, Desktop Metal preferred stock and Desktop Metal common stock and the number of outstanding stock options, warrants, restricted stock awards and restricted stock unit awards of Desktop Metal, in each case as of August 26, 2020, and based on the merger consideration, stockholders of Desktop Metal, as a group, will receive shares in the Business Combination constituting up to approximately        % of the Post-Combination Company's common stock expected to be outstanding immediately after the Business Combination (without giving effect to any shares of Trine common stock held by Desktop Metal stockholders prior to the Business Combination). Because of this, current Desktop Metal stockholders, as a group, will have less influence on the board of directors, management and policies of the Post-Combination Company than they now have on the board of directors, management and policies of Desktop Metal.

Trine stockholders will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

        Upon the issuance of the shares to Desktop Metal stockholders, current Trine stockholders' percentage ownership will be diluted. Assuming no public stockholders exercise their redemption rights and excluding any shares issuable pursuant to Trine's outstanding warrants, current Trine stockholders' percentage ownership in the Post-Combination Company following the issuance of shares to Desktop Metal stockholders would be        %. Additionally, of the expected members of the Post-Combination Company's board of directors after the completion of the Business Combination, only one will be a current director of Trine and the rest will be current directors of Desktop Metal or elected pursuant to the Director Election Proposal. The percentage of the Post-Combination Company's common stock that will be owned by current Trine stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of current Trine stockholders under different redemption levels, based on the number of issued and outstanding shares of Trine common stock and Desktop Metal capital stock on August 26, 2020, and based on the merger consideration, current Trine stockholders, as a group, will own (1) if there are no redemptions of Public Shares,        % of the Post-Combination Company's common stock expected to be outstanding immediately after the Business Combination or (2) if there are redemptions of 100% of the outstanding Public Shares,        % of the Post-Combination Company's common stock expected to be outstanding immediately after the Business Combination. Because of this, current Trine stockholders, as a group, will have less influence on the board of directors, management and policies of the Post-Combination Company than they now have on the board of directors, management and policies of Trine. See "Other Agreements—Stockholders Agreement" beginning on page 227 of this proxy statement/consent solicitation statement/prospectus.

The market price of shares of the Post-Combination Company's Class A common stock after the Business Combination may be affected by factors different from those currently affecting the prices of shares of Trine's Class A common stock.

        Upon completion of the Business Combination, holders of shares of Desktop Metal common stock and preferred stock will become holders of shares of the Post-Combination Company's Class A common stock. Prior to the Business Combination, Trine has had limited operations. Upon completion of the Business Combination, the Post-Combination Company's results of operations will depend upon the performance of Desktop Metal's businesses, which are affected by factors that are different from those currently affecting the results of operations of Trine.

Trine has not obtained an opinion from an independent investment banking firm, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view.

        Trine is not required to, and has not, obtained an opinion from an independent investment banking firm that the merger consideration it is paying for Desktop Metal is fair to Trine's stockholders from a financial point of view. The fair market value of Desktop Metal has been determined by the Trine Board based upon standards generally accepted by the financial community, such as potential sales and the price for which comparable businesses or assets have been valued. Trine's stockholders will be relying on the judgment of its board of directors with respect to such matters.

If the Business Combination's benefits do not meet the expectations of financial analysts, the market price of our common stock may decline.

        The market price of our common stock may decline as a result of the Business Combination if the we do not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of our common stock following the consummation of the Business Combination may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of our common stock following the consummation of the Business Combination could adversely affect our ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

        Before the transactions contemplated by the Merger Agreement can be completed, approval must be obtained under the HSR Act through the termination or expiration of the waiting period under the HSR Act. In deciding whether to terminate the HSR waiting period or allow it to expire, the relevant

United States governmental authorities will consider a variety of factors, including the effect of the Business Combination on competition within the United States or any portion thereof. The terms and conditions of the approval that is granted may impose requirements, limitations or costs, or place restrictions on the conduct of the Post-Combination Company's business. The requirements, limitations or costs imposed by the relevant governmental authorities could delay the closing of the Business Combination or diminish the anticipated benefits of the Business Combination. Additionally, the completion of the Business Combination is conditioned on the absence of certain orders, injunctions, decrees or laws by any court or other governmental authority that would enjoin or prohibit the completion of the Business Combination. Trine and Desktop Metal believe that the Business Combination should not raise significant regulatory concerns and that Trine and Desktop Metal will be able to obtain all requisite regulatory approvals in a timely manner. However, Trine and Desktop Metal cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may imposed. In addition, neither Trine nor Desktop Metal can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See "Regulatory Approvals Required for the Business Combination" beginning on page 199.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

        The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Business Combination. Those conditions include: approval of the Merger Agreement by Desktop Metal stockholders, approval of the proposals required to effect the Business Combination by Trine stockholders, as well as receipt of certain requisite regulatory approvals, absence of orders prohibiting completion of the Business Combination, effectiveness of the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part, approval of the shares of Class A common stock to be issued to Desktop Metal stockholders for listing on the NYSE, the requirement that Trine have $200,000,000 in Available Cash, the accuracy of the representations and warranties by both parties (subject to the materiality standards set forth in the Merger Agreement) and the performance by both parties of their covenants and agreements. These conditions to the closing of the Business Combination may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or Trine or Desktop Metal may elect to terminate the Merger Agreement in certain other circumstances. See "The Merger Agreement—Termination" beginning on page 223.

Termination of the Merger Agreement could negatively impact Desktop Metal and Trine.

        If the Business Combination is not completed for any reason, including as a result of Desktop Metal stockholders declining to adopt the Merger Agreement or Trine stockholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Desktop Metal and Trine may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Desktop Metal and Trine would be subject to a number of risks, including the following:

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  Desktop Metal or Trine may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

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  Desktop Metal may experience negative reactions from its customers, resellers, vendors and employees;

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  Desktop Metal and Trine will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

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  since the Merger Agreement restricts the conduct of Desktop Metal's and Trine's businesses prior to completion of the Business Combination, each of Desktop Metal and Trine may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled "The Merger Agreement—Covenants and Agreements" beginning on page 204 of this proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Desktop Metal and Trine).

        If the Merger Agreement is terminated and Desktop Metal's board of directors seeks another merger or business combination, Desktop Metal stockholders cannot be certain that Desktop Metal will be able to find a party willing to offer equivalent or more attractive consideration than the consideration Trine has agreed to provide in the Business Combination or that such other merger or business combination is completed. If the Merger Agreement is terminated under certain specified circumstances, Desktop Metal will be required to pay a termination fee of $54,900,000 to Trine. If the Merger Agreement is terminated and the Trine Board seeks another merger or business combination, Trine stockholders cannot be certain that Trine will be able to find another acquisition target that would constitute a business combination that such other merger or business combination will be completed. See "The Merger Agreement—Termination" on page 223.

Desktop Metal will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

        Uncertainty about the effect of the Business Combination on employees and customers may have an adverse effect on Desktop Metal and consequently on Trine. These uncertainties may impair Desktop Metal's ability to attract, retain and motivate key personnel until the Business Combination is completed and could cause customers and others that deal with Desktop Metal to seek to change existing business relationships with Desktop Metal. Retention of certain employees may be challenging during the pendency of the Business Combination as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, our business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Desktop Metal from making certain expenditures and taking other specified actions without the consent of Trine until the Business Combination occurs. These restrictions may prevent Desktop Metal from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See "The Merger Agreement—Covenants and Agreements" beginning on page 204.

Desktop Metal directors and officers may have interests in the Business Combination different from the interests of Desktop Metal's stockholders.

        Executive officers of Desktop Metal negotiated the terms of the Merger Agreement with their counterparts at Trine, and the Desktop Metal board of directors determined that entering into the Merger Agreement was in the best interests of Desktop Metal and its stockholders, declared the Merger Agreement advisable and recommended that Desktop Metal stockholders adopt the Merger Agreement. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Desktop Metal's executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Desktop Metal stockholders. The Desktop Metal board of directors was aware of and considered these interests, among other matters, in reaching the determination to unanimously approve the terms of the Business Combination and in recommending to Desktop Metal's stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that Desktop Metal's directors and executive officers may have in the Business Combination, please see the section entitled "The Business Combination—Interests of Desktop Metal's Directors and Executive Officers in the Business Combination" beginning on page 197.

Trine directors and officers may have interests in the Business Combination different from the interests of Trine stockholders.

        Executive officers of Trine negotiated the terms of the Merger Agreement with their counterparts at Desktop Metal, and the Trine Board determined that entering into the Merger Agreement was in the best interests of Trine and its stockholders, declared the Merger Agreement advisable and recommended that Trine stockholders approve the proposals required to effect the Business Combination. In considering these facts and the other information contained in this proxy statement/consent solicitation statement/prospectus, you should be aware that Trine's executive officers and directors may have financial interests in the Business Combination that may be different from, or in addition to, the interests of Trine stockholders. The Trine Board and the audit committee thereof was aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to Trine's stockholders that they vote to approve the Business Combination. For a detailed discussion of the special interests that Trine's directors and executive officers may have in the Business Combination, please see the section entitled "The Business Combination—Interests of Trine's Directors and Executive Officers in the Business Combination" beginning on page 196.

The Business Combination will result in changes to the board of directors that may affect our strategy.

        If the parties complete the Business Combination and the Director Election Proposal is approved, the composition of the Post-Combination Company's board of directors will change from the current boards of directors of Trine and Desktop Metal. The board of directors of the Post-Combination Company will be divided into three classes and will consist of the directors elected pursuant to the Director Election Proposal, each of which will serve an initial term ending in either 2021, 2022 or 2023, and thereafter will serve a three-year term. This new composition of the Post-Combination Company board of directors may affect our business strategy and operating decisions upon the completion of the Business Combination.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Desktop Metal for greater merger consideration.

        The Merger Agreement contains provisions that may discourage a third party from submitting a business combination proposal to Desktop Metal that might result in greater value to Desktop Metal's stockholders than the Business Combination or may result in a potential competing acquirer proposing to pay a lower per share price to acquire Desktop Metal than it might otherwise have proposed to pay absent such provisions. These provisions include a general prohibition on Desktop Metal from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by Desktop Metal's board of directors, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Desktop Metal also has an unqualified obligation to submit the proposal to adopt the Merger Agreement to a vote by its stockholders, even if Desktop Metal receives an alternative acquisition proposal that its board of directors believes is superior to the Business Combination, unless the Merger Agreement has been terminated in accordance with its terms. In addition, Desktop Metal will be required to pay Trine a termination fee of $54,900,000 upon termination of the Merger Agreement in certain specified circumstances involving acquisition proposals for competing transactions. See "The Merger Agreement—Termination" beginning on page 223.

The Merger Agreement contains provisions that may discourage Trine from seeking an alternative business combination.

        The Merger Agreement contains provisions that prohibit Trine from seeking alternative business combinations during the pendency of the Business Combination. Further, if Trine is unable to obtain the requisite approval of its stockholders, either party may terminate the Merger Agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.

        The unaudited pro forma financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that Trine and Desktop Metal currently believe are reasonable. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, among other things, to allocate the purchase price to Desktop Metal's net assets. The purchase price allocation reflected in this proxy statement/consent solicitation statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Desktop Metal as of the date of the completion of the Business Combination. In addition, following the completion of the Business Combination, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/consent solicitation statement/prospectus. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 62.

Trine and Desktop Metal will incur transaction costs in connection with the Business Combination.

        Each of Trine and Desktop Metal has incurred and expects that it will incur significant, non-recurring costs in connection with consummating the Business Combination. Trine and Desktop Metal may also incur additional costs to retain key employees. Trine and Desktop Metal will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Trine and Desktop Metal estimate that they will incur $60 million in aggregate transaction costs, inclusive of $10.5 million in deferred underwriting fees. Some of these costs are payable regardless of whether the Business Combination is completed. See "The Business Combination—Terms of the Business Combination" beginning on page 176.

Desktop Metal's stockholders will have their rights as stockholders governed by the Post-Combination Company's organizational documents.

        As a result of the completion of the Business Combination, holders of shares of Desktop Metal common stock and preferred stock may become holders of shares of the Post-Combination Company's Class A common stock, which will be governed by the Post-Combination Company's organizational documents. As a result, there will be differences between the rights currently enjoyed by Desktop Metal stockholders and the rights that Desktop Metal stockholders who become stockholders of the Post-Combination Company will have as stockholders of the Post-Combination Company. See "Comparison of Stockholders' Rights" beginning on page 236.

The Initial Stockholders have agreed to vote in favor of each of the proposals presented at the Special Meeting, regardless of how public stockholders vote.

        As of the date hereof, the Founder Shares owned by the Initial Stockholders represent 20% of the voting power of the outstanding Trine common stock. Pursuant to the Sponsor Agreement, the Initial Stockholders have agreed to vote their Founder Shares and any Public Shares held by them in favor of each of the proposals presented at the Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Initial Stockholders to vote in favor of the each of the proposals presented at the Special Meeting will increase the likelihood that Trine will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby. See "Other Agreements—Sponsor Agreement" beginning on page 226 of this proxy statement/consent solicitation statement/prospectus.

Risks Relating to Ownership of Our Class A Common Stock Following the Business Combination

Our Class A common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

        The trading price of our Class A common stock following the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in "—Risks Related to Desktop Metal's Business and Industry" and the following:

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  the impact of the COVID-19 pandemic on our financial condition and the results of operations;

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  our operating and financial performance and prospects;

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  our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

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  conditions that impact demand for our products;

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  future announcements concerning our business, our clients' businesses or our competitors' businesses;

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  the public's reaction to our press releases, other public announcements and filings with the SEC;

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  the market's reaction to our reduced disclosure and other requirements as a result of being an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act");

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  the size of our public float;

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  coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

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  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

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  strategic actions by us or our competitors, such as acquisitions or restructurings;

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  changes in laws or regulations which adversely affect our industry or us;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  changes in senior management or key personnel;

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  issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

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  changes in our dividend policy;

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  adverse resolution of new or pending litigation against us; and

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  changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

        These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

        In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

        We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

        The trading market for our Class A common stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

Our issuance of additional shares of Class A common stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

        In connection with the proposed Business Combination, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Class A common stock issued or reserved for issuance under the Incentive Plan. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

        In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership. See "Description of Capital Stock of the Post-Combination Company."

Future sales, or the perception of future sales, of our common stock by us or our existing stockholders in the public market following the closing of the Business Combination could cause the market price for our common stock to decline.

        The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Upon consummation of the Business Combination, we will have a total of            shares of Class A common stock outstanding. All shares issued as merger consideration in the Business Combination will be freely tradable without registration under the Securities Act and without restriction by persons other than our "affiliates" (as defined under Rule 144 of the Securities Act, referred to herein as "Rule 144"), including our directors, executive officers and other affiliates.

        In connection with the Business Combination, pursuant to the Confidentiality and Lockup Agreement, certain Desktop Metal stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of effective time (the "Restricted Period"), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement). See "Other Agreements—Confidentiality and Lockup Agreement" for a description of the Confidentiality and Lockup Agreement.

        In addition, in connection with the execution of the Merger Agreement, Desktop Metal and certain preferred stockholders of Desktop Metal entered into that certain Amendment No. 1 (the "IRA Amendment") to the Fourth Amended and Restated Investors' Rights Agreement of Desktop Metal,

dated as of January 14, 2019 (the "Investors' Rights Agreement"). Pursuant to the terms of the Investors' Rights Agreement, as amended by the IRA Amendment, the current preferred stockholders of Desktop Metal will be prohibited, for a period of 180 days after the closing date of the Business Combination, from lending, offering, pledging, selling, contracting to sell, selling any option or contracting to purchase, purchasing any option or contracting to sell, granting any option, right, or warrant to purchase, or otherwise transfering or disposing of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Class A common stock held immediately following the effective time of the Business Combination, or entering into any swap or other arrangement that transfers to another, in whole or in party, any of the economic consequences of ownership of such securities. See "Other Agreements—Investors' Rights Agreement" for a description of the IRA Amendment and its effects.

        Upon the expiration or waiver of the lock-ups described above, shares held by certain of our stockholders will be eligible for resale, subject to, in the case of certain stockholders, volume, manner of sale and other limitations under Rule 144. In addition, pursuant to the Registration Rights Agreement, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our Class A common stock under the Securities Act. By exercising their registration rights and selling a large number of shares, these stockholders could cause the prevailing market price of our Class A common stock to decline. Following completion of the Business Combination, the shares covered by registration rights would represent approximately        % of our outstanding common stock. See "Other Agreements—Registration Rights Agreement" for a description of these registration rights.

        As restrictions on resale end or if these stockholders exercise their registration rights, the market price of shares of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

        In addition, the shares of our Class A common stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Incentive Plan is expected to equal the sum of (i) 5% of the total outstanding shares of Class A common stock on a fully diluted basis immediately after the closing of the Business Combination, (ii) the number of shares available for future grants under our equity plans in effect prior to the Business Combination and (iii) any shares which are subject to awards under our equity plans in effect prior to the Business Combination that become available for grant under the share recycling provisions of the Incentive Plan. In addition, the Incentive Plan is expected to include an evergreen feature that will allow our board of directors, in its sole discretion, to reserve additional shares of Class A common stock for future issuance under the Incentive Plan each calendar year, beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of 5% of the shares of Class A common stock outstanding on the final day of the immediately preceding calendar year and a smaller number of shares determined by the board of directors. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover             shares of our Class A common stock.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

        As a result of the Business Combination, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

        In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management's attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

        These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

        Upon consummation of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

        In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. For additional information related to the risks and uncertainties of our compliance with the Sarbanes-Oxley Act, see "Risk Factors—Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business."

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

        The Proposed Charter, the Post-Combination Company's bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, the Proposed Charter and/or the Post-Combination Company's bylaws will include the following provisions:

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  a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

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  limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

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  a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

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  a forum selection clause, which means certain litigation against us can only be brought in Delaware;

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  the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

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  advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

        These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders.

        Any provision of the Proposed Charter, the Post-Combination Company's bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter and the Post-Combination Company's bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

        The Proposed Charter and the Post-Combination Company's bylaws, each of which will become effective prior to the completion of the Business Combination, will provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the Proposed Charter or the Post-Combination Company's bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

        Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and the Post-Combination Company's bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Risks Relating to Redemption

There is no guarantee that a Trine public stockholder's decision whether to redeem their Public Shares for a pro rata portion of the trust account will put such stockholder in a better future economic position.

        No assurance can be given as to the price at which a public stockholder may be able to sell the shares of our Class A common stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in our stock price, and may result in a lower value realized now than a Trine stockholder might realize in the future had the stockholder not elected to redeem such stockholder's Public Shares. Similarly, if a Trine public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of our Class A common stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of our Class A common stock in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A Trine public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Trine public stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the trust account.

        To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using Depository Trust Company's DWAC System, to Trine's transfer agent two business days prior to the vote at the Special Meeting. If a holder properly seeks redemption as described in this proxy statement/consent solicitation statement/prospectus and the Business Combination with Desktop Metal is consummated, Trine will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own such shares following the Business Combination. See the section entitled "Trine's Special Meeting of Stockholders—Redemption Rights" for additional information on how to exercise your redemption rights.

The ability of Trine stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

        At the time Trine entered into the Merger Agreement and related agreements for the Business Combination, Trine did not know how many stockholders would exercise their redemption rights, and therefore Trine structured the Business Combination based on its expectations as to the number of shares that will be submitted for redemption. The Merger Agreement requires Trine to have at least $200,000,000 of Available Cash. If a larger number of shares are submitted for redemption than initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.

If you or a "group" of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.

        A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its Public Shares or, if part of such a group, the group's Public Shares, in excess of 15% of the Public Shares without the consent of Trine. Your inability to redeem any such excess Public Shares could resulting in you suffering a material loss on your investment in Trine if you sell such excess Public Shares in open market transactions. Trine cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price.

        However, Trine's stockholders' ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemption.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

        The following unaudited pro forma condensed combined financial statements of Trine present the combination of the financial information of Trine and Desktop Metal, adjusted to give effect to the Business Combination and consummation of the transactions contemplated by the Subscription Agreements (collectively, the "Transactions"). The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

        Trine is a blank check company incorporated in Delaware on September 26, 2018. Trine was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. At June 30, 2020, there was $305.4 million held in the trust account.

        Desktop Metal, Inc was incorporated in the state of Delaware on August 25, 2015. Desktop Metal is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. It offers a portfolio of integrated additive manufacturing solutions for engineers, designers, and manufacturers comprised of hardware, software, materials and services. Desktop Metal is headquartered in Burlington, Massachusetts.

        The following unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Transactions occurred on June 30, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 and for the six months ended June 30, 2020 present pro forma effect to the Transactions as if they had been completed on January 1, 2019.

        The unaudited pro forma combined financial statements do not necessarily reflect what Trine's financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma combined financial information also may not be useful in predicting the future financial condition and results of operations of Trine. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

        This information should be read together with Trine's and Desktop Metal's audited and unaudited financial statements and related notes, the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations of Trine," and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Desktop Metal" and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        Under both the no redemption and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Desktop Metal has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

  •
  Desktop Metal's stockholders will have majority of the voting power under both the no redemption and maximum redemption scenarios;

  •
  Desktop Metal will appoint a majority of the board of directors of the Post-Combination Company;

  •
  Desktop Metal's existing management will comprise the management of the Post-Combination Company;

  •
  Desktop Metal will comprise the ongoing operations of the Post-Combination Company;

  •
  Desktop Metal is the larger entity based on historical revenues and business operations; and

  •
  The Post-Combination Company will assume Desktop Metal's name.

        Under this method of accounting, Trine will be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine will be stated at historical cost, with no goodwill or other intangible assets recorded.

        The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

  •
  Assuming No Redemptions:  This presentation assumes that no Trine stockholders exercise redemption rights with respect to their Public Shares.

  •
  Assuming Maximum Redemptions:  This presentation assumes that all Trine stockholders holding approximately 30.0 million Public Shares will exercise their redemption rights for the $305.4 million of funds in Trine's trust account. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing of the Business Combination, Trine will have a minimum of $200.0 million of Available Cash less total estimated transaction costs. Furthermore, Trine will only proceed with the Business Combination if it will have net tangible assets of at least $5,000,001 upon consummation of the Business Combination.

Description of the Transactions

        On August 26, 2020, Trine entered into the Merger Agreement. Pursuant to the terms of the Merger Agreement, a business combination between Trine and Desktop Metal will be effected through the merger of Merger Sub with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine. At the effective time of the Business Combination, each share of Desktop Metal preferred stock, par value $0.0001 per share ("Desktop Metal preferred stock"), and each share of Desktop Metal common stock, par value $0.0001 per share ("Desktop Metal common stock"), will be converted into the right to receive a number of shares of Trine's Class A common stock, par value $0.0001 per share. The purchase price for the Desktop Metal common stock and preferred stock is the consideration cap of $1.8 billion. The consideration payable to Desktop Metal stockholders will consist of 183.0 million shares of Trine Class A common stock at $10 per share (or $1.8 billion).

        In connection with the execution of the Merger Agreement, Trine entered into the Subscription Agreements. Pursuant to the Subscription Agreements, the Subscribers have agreed to purchase, and Trine has agreed to sell to the Subscribers, an aggregate of 27,497,500 shares of Class A common stock for a purchase price of $10.00 per share and at an aggregate purchase price of $274,975,000 (collectively, the "PIPE"). The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

        The following represents the aggregate merger consideration under the no redemption and maximum redemption scenarios:

	Minimum and Maximum Redemption
(in thousands)	Purchase price	Shares Issued
Share Consideration to Desktop Metal(a)(b)	$1,830,000	183,000

(a)
The value of common stock issued to Desktop Metal included in the consideration is reflected at $10 per share as defined in the Merger Agreement.

(b)
The total 183.0 million consideration shares include 161.2 million shares to be issued for all issued and outstanding Desktop Metal common and preferred stock plus 21.8 million shares underlying unvested, unissued, and/or unexercised restricted stock and options.

        The following summarizes the unaudited pro forma common stock shares outstanding under the under the no redemption and maximum redemption scenarios:

Ownership

	Assuming No Redemption		Assuming Maximum Redemption
in thousands	Shares	%	Shares	%
Trine Public Stockholders	30,015	13.4%	—	0.0%
Trine Founders(A)	5,553	2.5%	5,553	2.9%
Trine Independent Directors	100	0.0%	100	0.1%

Total Trine	35,668	15.9%	5,653	3.0%
Desktop Metal(B)	161,208	71.8%	161,208	82.9%
PIPE Shares	27,498	12.3%	27,498	14.1%

Total Shares at Closing (excluding unvested Desktop Metal and earn out shares)	224,374	100%	194,359	100%
Desktop Metal—Remaining Consideration Shares(B)	21,792		21,792
Other—Earn Out Shares(A)	1,851		1,851

Total Shares at Closing (including unvested Desktop Metal and earn out shares)	248,017		218,002

(A)
Excludes 1,851 shares to be placed into escrow at the closing date. Pursuant to the Sponsor Agreement, 75% of the Founder Shares shall vest at the closing of the Business Combination. 25% of the Founder Shares shall vest if the combined company trades at $12.50 per share or higher for any 20 trading days within a 30 day window by the fifth anniversary of the Business Combination. In the event Trine enters into a binding agreement on or before the fifth anniversary of the closing of the Business Combination related to certain sale transactions involving the shares of common stock or all or substantially all the assets of Trine (a "Trine Sale"), all unvested Founder Shares shall vest on the day prior to the closing of such Trine Sale if the per share price implied in such Trine Sale meets or exceeds $12.50.

(B)
Total consideration to be issued to Desktop Metal is $1.8 billion or 183.0 million shares ($10 per share price). The total shares to be issued includes Desktop Metal common and preferred stock plus shares underlying unvested restricted stock and options. Accordingly, the consideration shares outstanding at the closing of the Business Combination has been adjusted to exclude the portion of consideration shares that will be unvested, unissued, and/or unexercised at the closing of the Business Combination.

        The following unaudited pro forma condensed combined balance sheet as of June 30, 2020, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 are based on the historical financial statements of Trine and Desktop Metal. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2020
(in thousands, assuming no redemptions)

	As of June 30, 2020				As of June 30, 2020
	Trine (Historical) (US GAAP)	Desktop Metal (Historical) (US GAAP)	Merger Related Pro Forma Adjustments		Pro Forma Combined (Assuming No Redemptions)
ASSETS
Cash and cash equivalents	$61	$74,647	$305,382	(A)	$595,307
			(10,505	)(B)
			(41,246	)(B)
			274,975	(C)
			(8,249	)(B)(C)
			513	(D)
			(131	)(E)
			(140	)(M)
Short-term investments	—	34,134			34,134
Accounts receivable, net	—	2,676			2,676
Inventory	—	9,783			9,783
Prepaid expenses and other current assets	145	855	191	(F)	1,191
Prepaid income taxes	191	—	(191	)(F)	—

Total current assets	397	122,095	520,599		643,091

Restricted cash	—	612			612
Property and equipment—net	—	16,145			16,145
Capitalized software	—	402			402
Right-Of-use assets	—	2,056			2,056
Security deposit	24	—			24
Goodwill	—	2,252			2,252
Acquired technology, net	—	2,613			2,613
Marketable securities held in Trust Account	305,382	—	(305,382	)(A)	—

Total assets	$305,803	$146,175	$215,217		$667,195

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	—	9,050	4	(F)	9,054
Accounts payable and accrued expenses	288	—	(288	)(F)	—
Customer deposits	—	2,268			2,268
Convertible promissory note—related party	670	—	513	(D)	—
			(1,183	)(D)
Current portion of operating lease liability	—	848			848
Accrued expenses and other current liabilities	—	3,978	284	(F)	4,086
			(176	)(G)
Deferred revenue	—	1,474			1,474
Current portion of long -term debt, net of deferred financing costs	—	9,981			9,981

Total current liabilities	958	27,599	(846)		27,711

Lease liability, net of current portion	—	2,588			2,588
Deferred underwriting fee payable	10,505	—	(10,505	)(B)	—

Total liabilities	11,463	30,187	(11,351)		30,299

Commitments and Contingences
Common stock subject to possible redemption	289,340	—	(289,340	)(H)	—
Convertible Preferred Stock	—	436,533	(436,533	)(I)	—
Stockholders' Equity
Common Stock	—	3	(3	)(I)	—
Class A Common Stock	—	—	3	(H)	22
			16	(I)
			3	(C)
			1	(J)
			(1	)(J)
Class B Common Stock	1	—	(1	)(J)	—
Additional paid in capital	2,254	19,236	289,337	(H)	1,019,571
			(8,249	)(B)(C)
			274,972	(C)
			(413	)(B)(D)
			436,520	(I)
			2,745	(K)
			1	(J)
			1,985	(L)
			1,183	(D)
Retained earnings (deficit)	2,745	(339,832)	(40,833	)(B)	(382,745)
			176	(G)
			(131	)(E)
			(2,745	)(K)
			(1,985	)(L)
			(140	)(M)
Accumulated other comprehensive gain	—	48			48

Total Stockholders' Equity	5,000	(320,545)	952,441		636,896

Total Liabilities, Convertible Preferred Stock and Stockholders' Equity	$305,803	$146,175	$215,217		$667,195

 UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2020
(in thousands, assuming maximum redemptions)

	As of June 30, 2020							As of June 30, 2020
	Trine (Historical) (US GAAP)	Trine Pro Forma Adjustments		Trine As Adjusted	Desktop Metal (Historical) (US GAAP)	Merger Related Pro Forma Adjustments		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Cash and cash equivalents	$61	$305,382	(A)	$61	$74,647	(10,505	)(B)	$289,925
		(305,382	)(N)			(41,246	)(B)
						274,975	(C)
						(8,249	)(B)(C)
						513	(D)
						(131	)(E)
						(140	)(M)
Short-term investments	—			—	34,134			34,134
Accounts receivable, net	—			—	2,676			2,676
Inventory	—			—	9,783			9,783
Prepaid expenses and other current assets	145			145	855	191	(F)	1,191
Prepaid income taxes	191			191	—	(191	)(F)	—

Total current assets	397	—		397	122,095	215,217		337,709

Restricted cash	—			—	612			612
Property and equipment—net	—			—	16,145			16,145
Capitalized software	—			—	402			402
Right-Of-use assets	—			—	2,056			2,056
Security deposit	24			24	—			24
Goodwill	—			—	2,252			2,252
Acquired technology, net	—			—	2,613			2,613
Marketable securities held in Trust Account	305,382	(305,382	)(A)	—	—			—

Total assets	$305,803	$(305,382)		$421	$146,175	$215,217		$361,813

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	—			—	9,050	4	(F)	9,054
Accounts payable and accrued expenses	288			288	—	(288	)(F)	—
Customer deposits	—			—	2,268			2,268
Convertible promissory note—related party	670			670	—	513	(D)	—
				—		(1,183	)(D)
Current portion of operating lease liability	—			—	848			848
Accrued expenses and other current liabilities	—			—	3,978	284	(F)	4,086
						(176	)(G)
Deferred revenue	—			—	1,474			1,474
Current portion of long -term debt, net of deferred financing costs	—			—	9,981			9,981

Total current liabilities	958	—		958	27,599	(846)		27,711

Lease liability, net of current portion	—				2,588			2,588
Deferred underwriting fee payable	10,505			10,505	—	(10,505	)(B)	—

Total liabilities	11,463	—		11,463	30,187	(11,351)		30,299

Commitments and Contingences
Common stock subject to possible redemption	289,340			289,340	—	(289,340	)(H)	—
Convertible Preferred Stock	—			—	436,533	(436,533	)(I)	—
Stockholders' Equity
Common Stock	—			—	3	(3	)(I)	—
Class A Common Stock	—	(3	)(N)	(3)	—	3	(H)	19
						16	(I)
						3	(C)
						1	(J)
						(1	)(J)
Class B Common Stock	1			1	—	(1	)(J)	—
Additional paid in capital	2,254	(305,379	)(N)	(303,125)	19,236	289,337	(H)	714,192
						(8,249	)(B)(C)
						274,972	(C)
						(413	)(B)(D)
						436,520	(I)
						2,745	(K)
						1	(J)
						1,985	(L)
						1,183	(D)
Retained earnings (deficit)	2,745			2,745	(339,832)	(40,833	)(B)	(382,745)
						176	(G)
						(131	)(E)
						(2,745	)(K)
						(1,985	)(L)
						(140	)(M)
Accumulated other comprehensive gain	—			—	48			48

Total Stockholders' Equity	5,000	(305,382)		(300,382)	(320,545)	952,441		331,514

Total Liabilities, Convertible Preferred Stock and Stockholders' Equity	$305,803	$(305,382)		$421	$146,175	$215,217		$361,813

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2020
(in thousands, except share and per share data)

			Assuming No Redemptions and Maximum Redemptions
	For the Six Months Ended June 30, 2020				For the Six Months Ended June 30, 2020
	Trine (Historical) (US GAAP)	Desktop Metal (Historical) (US GAAP)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$5,574			$5,574
Cost of sales	—	16,682			16,682

Gross Margin	—	(11,108)	—		(11,108)

Operating costs	1,008	—	(210	)(AA)	798
Research and development	—	22,167			22,167
Sales and marketing	—	7,452			7,452
General and administration	—	5,589			5,589

Total operating expenses	1,008	35,208	(210)		36,006

Loss from operations	(1,008)	(46,316)	210		(47,114)

Interest (expense)	—	(155)			(155)
Interest and other income, net	—	901			901
Interest Income	1,083	—	(1,083	)(BB)	—

Income (loss) before income taxes	75	(45,570)	(873)		(46,368)

Provision for income taxes	(16)	—	16	(CC)	—

Net Income (loss)	$59	$(45,570)	$(857)		$(46,368)

		Assuming No Redemptions	Assuming Maximum Redemptions
Basic and diluted net loss per common share	$(0.09)	$(0.21)	$(0.24)
Weighted average shares outstanding, basic and diluted	9,033,344	224,374,000	194,359,000

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands, except share and per share data)

			Assuming No Redemptions and Maximum Redemptions
	For the Year Ended December 31, 2019				For the Year Ended December 31, 2019
	Trine (Historical) (US GAAP)	Desktop Metal (Historical) (US GAAP)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$26,439			$26,439
Cost of sales	—	50,796			50,796

Gross Margin	—	(24,357)	—		(24,357)

Operating costs	1,857	—	(333	)(AA)	1,524
Research and development	—	54,656			54,656
Sales and marketing	—	18,749			18,749
General and administration	—	11,283			11,283

Total operating expenses	1,857	84,688	(333)		86,212

Loss from operations	(1,857)	(109,045)	333		(110,569)

Interest expense	—	(503)			(503)
Interest and other income, net	—	5,952	—		5,952
Interest income	5,142	—	(5,142	)(BB)	—
Unrealized gain on marketable securities held in Trust Account	170	—	(170	)(BB)	—

Income (loss) before income taxes	3,455	(103,596)	(4,979)		(105,120)

Provision for income taxes	(726)	—	726	(CC)	—

Net Income (loss)	$2,729	$(103,596)	$(4,253)		$(105,120)

		Assuming No Redemptions	Assuming Maximum Redemptions
Basic and diluted net loss per common share	$(0.18)	$(0.47)	$(0.54)
Weighted average shares outstanding, basic and diluted	8,348,930	224,374,000	194,359,000

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.     Basis of Presentation

        Under both the no redemption and the maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Trine will be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine will be stated at historical cost, with no goodwill or other intangible assets recorded.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2020 assumes that the Transactions occurred on June 30, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 and for the six months ended June 30, 2020 presents pro forma effect to the Transactions as if they had been completed on January 1, 2019.

        The unaudited pro forma condensed combined balance sheet as of June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

  •
  Trine's unaudited condensed balance sheet as of June 30, 2020 and the related notes for the six months ended June 30, 2020 included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

  •
  Desktop Metal's unaudited condensed consolidated balance sheet as of June 30, 2020 and the related notes for the six months ended June 30, 2020 included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 has been prepared using, and should be read in conjunction with, the following:

  •
  Trine's unaudited condensed statement of operations for the six months ended June 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

  •
  Desktop Metal's unaudited condensed consolidated statements of operations for the six months ended June 30, 2020 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 has been prepared using, and should be read in conjunction with, the following:

  •
  Trine's audited statement of operations for the year ended December 31, 2019 and the related notes included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

  •
  Desktop Metal's audited consolidated statements of operations for the year ended December 31, 2019 and the related notes, included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

        The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions.

        The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Trine believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Trine believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

        The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of Trine and Desktop Metal.

2.     Accounting Policies

        As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Trine's and Desktop Metal's financial statement presentation. Upon completion of the Transactions, management will perform a comprehensive review of Trine's and Desktop Metal's accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Post-Combination Company. Based on its initial analysis, Trine has identified the presentation differences that would have an impact on the unaudited pro forma condensed combined financial information and recorded the necessary adjustments.

3.     Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

        The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the results of the Post-Combination Company. Trine and Desktop Metal have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

        The unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the periods presented.

        The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Trine's shares outstanding, assuming the Transactions occurred on January 1, 2019.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

        The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2020 are as follows:

  (A)
  Reflects the reclassification of $305.4 million of cash held in the Trine trust account that becomes available at closing of the Business Combination.

  (B)
  Reflects the settlement of $60.0 million of transaction costs at close in connection with the Business Combination. Of the total, $41.3 million relates to advisory, legal and other fees to be incurred which are adjusted against retained earnings and additional paid in capital, $10.5 million of deferred underwriting fees payable, and $8.2 million related to PIPE fees adjusted against additional paid in capital. There is an additional 2% discretionary fee advisory fee on the gross proceeds of the PIPE that Trine will determine whether to pay an external advisor at close. Trine has not determined whether this fee will be paid at close and as such, this amount is excluded from the current estimated transaction costs.

  (C)
  Reflects the proceeds of $274,975,000 from the issuance of 27,497,500 shares of Class A common stock with par value of $0.0001 in the PIPE based on commitments received which will be offset by the PIPE fee of 3% of gross proceeds or $8.2 million.

  (D)
  Reflects the warrants settlement of the Trine related party convertible promissory note at close. On February 24, 2020, Trine issued an unsecured promissory note in the principal amount of $1.5 million to the Sponsor, of which $0.7 million is outstanding at June 30, 2020 (the "2020 Note") and the additional draw down in September 2020 of $0.5 million used to fund transaction expenses. The 2020 Note is non-interest bearing and payable upon the consummation of an initial business combination. Up to $1.5 million of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the private placement warrants. The pro forma adjustment assumes that this liability is settled in warrants at close.

  (E)
  Reflects the cash settlement of the contingent fees owed to the Trine president at the close of the Business Combination. In October 2018, Trine entered into a contingent fee agreement with its president to pay the president a fixed amount per month, half of which was paid as a part of the Trine IPO and the remaining to be paid upon the consummation of a Business Combination.

  (F)
  Reflects the reclassification of Trine's accounts payable and accrued expenses and prepaid income taxes to align with the balance sheet presentation of Desktop Metal.

  (G)
  Reflects the non-cash settlement of amounts owed to the Sponsor under Trine's administrative support agreement which will cease upon the close of the Business Combination.

  (H)
  Reflects the reclassification of common stock subject to possible redemption to permanent equity at $0.0001 par value.

  (I)
  Reflects the recapitalization of Desktop Metal's equity and issuance of 183.0 million shares of Class A common stock at $0.0001 par value as consideration for the reverse recapitalization. Total consideration to be issued to Desktop Metal is $1.8 billion or 183.0 million shares ($10 per share price). The total 183.0 million consideration shares include 161.2 million shares to be issued for all issued and outstanding Desktop Metal common and preferred stock, as reflected in the pro forma balance sheet, plus 21.8 million shares underlying unvested, unissued, and/or unexercised restricted stock and options, which are excluded from the pro forma balance sheet adjustment since the shares are subject to further vesting or exercise at close.

  (J)
  Reflects the reclassification of the Founder Shares from Class B common stock to Class A common stock at close and the reclassification of the par value related to the 25% Founder Shares that remain unvested at close pursuant to the Sponsor Agreement from Class A par value to additional paid in capital.

  (K)
  Reflects the reclassification of Trine's historical retained earnings to additional paid in capital as part of the reverse recapitalization.

  (L)
  Reflects the amount of compensation cost related to the acceleration of the vesting for certain existing Desktop Metal stock options.

  (M)
  Reflects the settlement of one-time bonus payments to Desktop Metal executives as a part of the Business Combination.

  (N)
  Reflects the maximum redemption of all approximately 30.0 million Trine Public Shares outstanding for the $305.4 million held in trust, which is allocated to Class A common stock and additional paid-in capital using $0.0001 par value per share.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

        The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and for the six months ended June 30, 2020 are as follows:

  (AA)
  Reflects the elimination of the Trine administrative service fee paid to the Sponsor that will cease upon the close of the Business Combination.

  (BB)
  Reflects the elimination of interest income and unrealized gain earned on the Trine trust account.

  (CC)
  Reflects the income tax effect of pro forma adjustments using the estimated effective tax rate of 0%. In its historical periods, Desktop Metal concluded that it is more likely than not that it will not recognize the benefits of federal and state net deferred tax assets and as a result established a valuation allowance. For pro forma purposes, it is assumed that this conclusion will continue at the close date of the Business Combination and as such, a 0% effective tax rate is reflected.

4.     Loss per Share

        Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Transactions, assuming the shares were outstanding since January 1, 2019. As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

        The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption for the year ended December 31, 2019 and for the Six Months ended June 30, 2020:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
(in thousands, except share and per share data)	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Pro forma net loss	$(46,368)	$(46,368)	$(105,120)	$(105,120)
Pro forma weighted average shares outstanding—basic and diluted	224,374,000	194,359,000	224,374,000	194,359,000
Pro forma net loss per share—basic and diluted	$(0.21)	$(0.24)	$(0.47)	$(0.54)
Pro forma weighted average shares outstanding—basic and diluted
Trine Public Stockholders	30,015,000	—	30,015,000	—
Trine Founders	5,553,000	5,553,000	5,553,000	5,553,000
Trine Independent Directors	100,000	100,000	100,000	100,000

Total Trine	35,668,000	5,653,000	35,668,000	5,653,000
Desktop Metal(1)	161,208,000	161,208,000	161,208,000	161,208,000
PIPE stockholders	27,498,000	27,498,000	27,498,000	27,498,000

Pro forma weighted average shares outstanding—basic and diluted(2)	224,374,000	194,359,000	224,374,000	194,359,000

(1)
Excludes 21.8 million Desktop Metal consideration shares that will be issued upon the occurrence of future events (i.e. vesting of restricted stock or exercise of stock options). Total consideration to be issued to Desktop Metal is $1.8 billion or 183.0 million shares ($10 per share price). The total shares to be issued includes all issued and outstanding Desktop common and preferred stock plus shares underlying unvested restricted stock and options. Accordingly, the weighted average pro forma shares outstanding at close has been adjusted to exclude the portion of consideration shares that will be unvested, unissued, and/or unexercised at the closing of the Business Combination.

(2)
For the purposes of applying the if converted method for calculating diluted earnings per share, it was assumed that all outstanding warrants sold in the IPO, warrants sold in the private placement, Desktop Metal unvested restricted stock, and Desktop Metal options are exchanged for Class A common stock. However, since this results in anti-dilution, the effect of such exchange was not included in calculation of diluted loss per share. Shares underlying these instruments are as follows: (a) 23.5 million shares of Trine Class A common stock underlying the warrants sold in the Trine IPO and private placement, (b) 21.8 million Desktop Metal consideration shares for unvested, unissued, and/or unexexercised restricted stock and stock options.

DESKTOP METAL'S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation; Recommendation of the Desktop Metal Board of Directors

        The Desktop Metal board of directors is providing this proxy statement/consent solicitation statement/prospectus to Desktop Metal stockholders. Desktop Metal stockholders are being asked to adopt and approve the Desktop Metal Merger Proposal by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

        After consideration, the Desktop Metal board of directors unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transaction are in the best interests of Desktop Metal and its stockholders. The Desktop Metal board of directors unanimously recommends that Desktop Metal stockholders approve the Desktop Metal Merger Proposal.

Desktop Metal Stockholders Entitled to Consent

        Only Desktop Metal stockholders of record as of the close of business on August 25, 2020, the Desktop Metal Record Date, will be entitled to execute and deliver a written consent. As of the close of the Desktop Metal Record Date, there were 31,716,208 shares of Desktop Metal common stock outstanding and 100,038,109 shares of Desktop Metal preferred stock outstanding, consisting of 26,189,545 shares of Desktop Metal Series A preferred stock, 23,675,035 shares of Desktop Metal Series B preferred stock, 13,152,896 shares of Desktop Metal Series C preferred stock, 21,075,193 shares of Desktop Metal Series D preferred stock, 13,450,703 shares of Desktop Metal Series E preferred stock and 2,494,737 shares of Desktop Metal Series E-1 preferred stock, in each case entitled to execute and deliver written consents with respect to the Desktop Metal Merger Agreement Proposal. Each holder of Desktop Metal common stock is entitled to one vote for each share of Desktop Metal common stock held as of the Desktop Metal Record Date. Each holder of Desktop Metal preferred stock is entitled to a number of votes equal to the number of shares of Desktop Metal common stock into which the shares of Desktop Metal preferred stock held by such holder could be converted as of the Desktop Metal Record Date.

Written Consents; Required Written Consents

        The approval of the Desktop Metal Merger Proposal requires the affirmative vote or consent of (i) the holders of a majority of the voting power of the outstanding shares of Desktop Metal common stock and Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class and (b) the holders of a majority of the outstanding shares of Desktop Metal preferred stock (on an as-converted to Desktop Metal common stock basis) voting together as a single class.

        Concurrently with the execution of the Merger Agreement, Trine, Merger Sub and the Supporting Desktop Metal Stockholders entered into the Support Agreements. Each Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Merger. The shares of Desktop Metal capital stock that are owned by the Supporting Desktop Metal Stockholders and subject to the Support Agreements represent approximately 57.1% of the outstanding shares of Desktop Metal common stock and approximately 66.0% of the outstanding shares of Desktop Metal preferred stock, in each case as of the Desktop Metal Record Date. The execution and delivery of written consents by all of the Supporting Desktop Metal Stockholders will constitute the Desktop Metal stockholder approval at the time of such delivery.

Submission of Written Consents

        You may consent to the Desktop Metal Merger Proposal with respect to your shares of Desktop Metal capital stock by completing, dating and signing the written consent enclosed with this proxy statement/consent solicitation statement/prospectus and returning it to Desktop Metal by the consent deadline.

        If you hold shares of Desktop Metal capital stock as of the close of business on the Desktop Metal Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Desktop Metal. Once you have completed, dated and signed the written consent, you may deliver it to Desktop Metal by emailing a .pdf copy to shareholder@desktopmetal.com or by mailing your written consent to Desktop Metal, Inc., 63 Third Avenue, Burlington, MA 01803, Attention: General Counsel.

        The Desktop Metal board of directors has set                    , 2020 as the consent deadline. Desktop Metal reserves the right to extend the consent deadline beyond                    , 2020. Any such extension may be made without notice to Desktop Metal stockholders.

        Desktop Metal stockholders should not send stock certificates with their written consents. After the transaction is completed, a letter of transmittal and written instructions for the surrender of Desktop Metal stock certificates or electronic certificates, as applicable, will be mailed to Desktop stockholders. Do not send in your certificates now.

Executing Written Consents; Revocation of Written Consents

        You may execute a written consent to approve the Desktop Metal Merger Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the Desktop Metal Merger Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the Desktop Metal Merger Proposal. If you are a record holder of shares of Desktop Metal common stock and/or preferred stock and you return a signed written consent without indicating your decision on the Desktop Metal Merger Proposal, you will have given your consent to approve such proposal.

        Your consent to the Desktop Metal Merger Proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Support Agreements will constitute the Desktop Metal stockholder approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending a new written consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to shareholder@desktopmetal.com or by mailing your written consent to Desktop Metal, Inc., 63 Third Avenue, Burlington, MA 01803, Attention: General Counsel.

        Due to the obligations of the Supporting Desktop Metal Stockholders under the Support Agreements, a failure of any other Desktop Metal stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other Desktop Metal stockholder, is not expected to have any effect on the approval of the Desktop Metal Merger Proposal.

Solicitation of Written Consents; Expenses

        The expense of preparing, printing and mailing these consent solicitation materials is being borne by Desktop Metal. Officers and employees of Desktop Metal may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

 TRINE'S SPECIAL MEETING OF STOCKHOLDERS

General

        Trine is furnishing this proxy statement/consent solicitation statement/prospectus to Trine's stockholders as part of the solicitation of proxies by the Trine Board for use at the Special Meeting of Trine stockholders to be held on                    , 2020, and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus provides Trine's stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

        The Special Meeting of stockholders will be held on                    , 2020, at 9:00 a.m., eastern time, in virtual format.

Voting Power; Record Date

        You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of common stock at the close of business on October 30, 2020, which is the record date for the Special Meeting. You are entitled to one vote for each share of common stock that you owned as of the close of business on the Trine Record Date. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Trine Record Date, there were 37,518,750 shares of common stock outstanding, of which 30,015,000 are Public Shares and 7,503,750 are Founder Shares.

Purpose of the Special Meeting

        At the Special Meeting, Trine is asking holders of Trine common stock to vote on the following proposals:

  •
  The Business Combination Proposal—To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby (Proposal No. 1);

  •
  The Charter Amendment Proposal—To consider and vote upon a proposal to adopt the Charter Amendment in the form attached to the Merger Agreement as Exhibit D (Proposal No. 2);

  •
  The Charter Approval Proposal—To consider and vote upon a proposal to adopt the Proposed Charter in the form attached hereto as Annex B (Proposal No. 3);

  •
  The Governance Proposal—To consider and act upon, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Proposed Charter in order to give holders of Trine's common stock the opportunity to present their separate views on important corporate governance procedures (Proposal No. 4);

  •
  The Director Election Proposal—To consider and vote upon a proposal to elect 10 directors to serve on the Board until the 2021 annual meeting of stockholders, in the case of Class I directors, the 2022 annual meeting of stockholders, in the case of Class II directors, and the 2023 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (Proposal No. 5);

  •
  The Merger Issuance Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Class A common stock pursuant to the Business Combination (Proposal No. 6);

  •
  The Subscription Agreements Proposal—To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of the NYSE, the issuance of shares of Class A common stock pursuant to the Subscription Agreements (Proposal No. 7);

  •
  The Incentive Plan Proposal—To consider and vote upon a proposal to approve and adopt the Incentive Plan (Proposal No. 8); and

  •
  The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived (Proposal No. 9).

Vote of Trine's Sponsor, Directors and Officers

        Trine has entered an agreement with the Sponsor and Trine's directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.

        The Sponsor and Trine's directors and officers have waived any redemption rights, including with respect to any Public Shares purchased in the Trine IPO or in the aftermarket, in connection an initial business combination. The Founder Shares held by the Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us within the Completion Window. However, the Sponsor and Trine's directors and officers are entitled to redemption rights upon our liquidation with respect to any Public Shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

        A quorum of Trine stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the issued and outstanding common stock entitled to vote as of the Trine Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum. The Initial Stockholders, who currently own 20% of the issued and outstanding shares of common stock, will count towards this quorum. As of the Trine Record Date, 18,759,376 shares of common stock would be required to achieve a quorum.

        The approval of each of the Business Combination Proposal, Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to each of the Business Combination Proposal, the Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal, if presented, will have no effect on the Business Combination Proposal, the Governance Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal or the Adjournment Proposal. Trine's Sponsor and its directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.

        The approval of the Charter Amendment Proposal and the Charter Approval Proposal will require the affirmative vote of (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock on the Trine Record Date, voting together as a single class. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Charter Amendment Proposal or the Charter Approval Proposal, will have the same effect as a vote "AGAINST" such proposal.

        Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 10 director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder's failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to election of directors, will have no effect on the election of directors.

        The Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposal, the Director Election Proposal or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

        It is important for you to note that in the event that the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal do not receive the requisite vote for approval, Trine will not consummate the Business Combination. If Trine does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window, it will be required to dissolve and liquidate the trust account by returning the then remaining funds in such account to its public stockholders.

Recommendation of Trine Board of Directors

        The Trine Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, Trine and its stockholders. Accordingly, the Trine Board unanimously recommends that its stockholders "FOR" each of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

        In considering the recommendation of the Trine Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and Trine's directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of Trine stockholders. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

  •
  If the Business Combination with Desktop Metal or another business combination is not consummated within the Completion Window, Trine will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Trine Board, dissolving and liquidating. In such event, the 7,503,750 Founder Shares held by the Sponsor which were acquired for an aggregate purchase price of $25,000 prior to the Trine IPO, would be worthless because the

    Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $76,538,250 based upon the closing price of $10.20 per share of Class A common stock on the NYSE on October 30, 2020, the Trine Record Date. Certain Founder Shares are subject to certain time- and performance-based vesting provisions as described under "Other Agreements—Sponsor Agreement."

  •
  The Sponsor purchased an aggregate of 8,503,000 private placement warrants from Trine for an aggregate purchase price of $8,503,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the Trine IPO and the subsequent exercise of their over-allotment option by the underwriters of the Trine IPO. A portion of the proceeds Trine received from these purchases were placed in the trust account. Such warrants had an aggregate market value of $14,455,100 based upon the closing price of $1.70 per public warrant on the NYSE on October 30, 2020, the Trine Record Date. The private placement warrants will become worthless if Trine does not consummate a business combination within the Completion Window.

  •
  Leo Hindery, Jr. will become a director of the Post-Combination Company after the closing of the Business Combination. As such, in the future he will receive any cash fees, stock options or stock awards that the Board determines to pay to its directors.

  •
  If Trine is unable to complete a business combination within the Completion Window, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Trine for services rendered or contracted for or products sold to Trine. If Trine consummates a business combination, on the other hand, Trine will be liable for all such claims.

  •
  Trine's directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Trine's behalf, such as identifying and investigating possible business targets and business combinations. However, if Trine fails to consummate a business combination within the Completion Window, they will not have any claim against the trust account for reimbursement. Accordingly, Trine may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. Additionally, Trine's President and Chief Financial Officer are entitled to payment of monthly fees. In the case of Trine's President, a portion of such fees has accrued and will become payable on the consummation of the Business Combination. In the case of Trine's Chief Financial Officer, such fees are payable until the earlier of the consummation of Trine's initial business combination or our liquidation.

  •
  The continued indemnification of current directors and officers and the continuation of directors' and officers' liability insurance.

Abstentions and Broker Non-Votes

        Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote "AGAINST" the Charter Amendment Proposal and the Charter Approval Proposal. Broker non-votes are considered present for the purposes of establishing a quorum and will have the effect of a vote "AGAINST" the Charter Amendment Proposal and the Charter Approval Proposal. Abstentions and broker non-votes will have no effect on the Business Combination Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal.

        In general, if your shares are held in "street" name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares—Stockholders of Record

        Trine stockholders may vote electronically at the Special Meeting by visiting            or by proxy. Trine recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.

        If your shares are owned directly in your name with our transfer agent, Continental, you are considered, with respect to those shares, the "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in "street name" and are considered a "non-record (beneficial) stockholder."

        If you are a Trine stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the Special Meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted "FOR" each of the proposals presented at the Special Meeting.

        Your shares will be counted for purposes of determining a quorum if you vote:

  •
  via the Internet;

  •
  by telephone;

  •
  by submitting a properly executed proxy card or voting instruction form by mail; or

  •
  electronically at the Special Meeting.

        Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

        Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Your Shares—Beneficial Owners

        If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in "street name" and this proxy statement/consent solicitation statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/consent solicitation statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of common stock.

Revoking Your Proxy

        If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

  •
  you may send another proxy card with a later date;

  •
  you may notify Trine's Secretary in writing before the Special Meeting that you have revoked your proxy; or

  •
  you may attend the Special Meeting and vote electronically by visiting            and entering the control number found on your proxy card, instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

        If your shares are held in "street name" or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

No Additional Matters

        The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Governance Proposal, the Director Election Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal, the Incentive Plan Proposal and the Adjournment Proposal. Under Trine's bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

        If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of Trine common stock, you may call Innisfree M&A Incorporated, Trine's proxy solicitor, at (877) 456-3463 or Trine at (212) 503-2855.

Redemption Rights

        Holders of Public Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Any stockholder holding Public Shares may demand that Trine redeem such shares for a pro rata portion of the trust account (which, for illustrative purposes, was $10.17 per share as of October 30, 2020, the Trine Record Date), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination with Desktop Metal is consummated, Trine will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination.

        Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a "group" (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares without the consent of Trine. Accordingly, all Public Shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a "group," will not be redeemed for cash without the consent of Trine.

        The Sponsor and Trine's directors and officers will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly in connection with the Business Combination.

        Trine public stockholders may seek to redeem their shares for cash, regardless of whether they vote for or against, or abstain from voting on, the Business Combination Proposal. Holders may demand redemption by delivering their stock, either physically or electronically using Depository Trust Company's DWAC System, to Trine's transfer agent no later than the second business day preceding the vote on the Business Combination Proposal. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80.00 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

        Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a Public Share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

        If the Business Combination is not approved or completed for any reason, then Trine's public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a pro rata portion of the trust account, as applicable. In such case, Trine will promptly return any shares delivered by public stockholders.

        The closing price of Trine Class A common stock on October 30, 2020, the Trine Record Date, was $10.20. The cash held in the trust account on such date was approximately $305.4 million ($10.17 per Public Share). Prior to exercising redemption rights, stockholders should verify the market price of Trine common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Trine cannot assure its stockholders that they will be able to sell their shares of Trine common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

        If a holder of Public Shares exercises its redemption rights, then it will be exchanging its shares of Trine common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to Trine's transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

Appraisal Rights

        Neither stockholders, unitholders nor warrant holders of Trine have appraisal rights in connection the Business Combination under the DGCL.

Proxy Solicitation Costs

        Trine is soliciting proxies on behalf of the Trine Board. This solicitation is being made by mail but also may be made by telephone or in person. Trine and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Trine will bear the cost of the solicitation.

        Trine has hired Innisfree M&A Incorporated to assist in the proxy solicitation process. Trine will pay that firm a fee of $20,000 plus disbursements. Such payment will be made from non-trust account funds.

        Trine will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Trine will reimburse them for their reasonable expenses.

The Initial Stockholders

        As of October 30, the Trine Record Date, the Initial Stockholders of record were entitled to vote an aggregate of 7,503,750 Founder Shares that were issued prior to the Trine IPO. Such shares currently constitute 20% of the outstanding shares of Trine's common stock. The Initial Stockholders have agreed to vote the Founder Shares, as well as any shares of common stock acquired in the aftermarket, in favor of each of the proposals presented at the Special Meeting. The Founder Shares have no right to participate in any redemption distribution and will be worthless if no business combination is effected by Trine.

        Upon consummation of the Business Combination, under the Sponsor Agreement, certain Founder Shares (or shares of common stock issuable upon conversion thereof) will be subject to (i) certain lock-up restrictions and (ii) certain time and performance-based vesting provisions. See "Other Agreements—Sponsor Agreement" for more information.

Purchases of Trine Shares

        At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Trine or its securities, the Sponsor, Desktop Metal, the Company Owners and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Trine's common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/consent solicitation statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Desktop Metal's consent, the transfer to such investors or holders of shares or warrants owned by the Sponsor for nominal value.

        Entering into any such arrangements may have a depressive effect on Trine common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

        If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved.

        No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/consent solicitation statement/prospectus by the Sponsor, Desktop Metal, the Company Owners or any of their respective affiliates. Trine will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

        Holders of Trine common stock are being asked to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Trine stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. Please see the sections entitled "The Business Combination" and "The Merger Agreement" in this proxy statement/consent solicitation statement/prospectus for additional information regarding the Business Combination and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Vote Required for Approval

        This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting vote "FOR" the Business Combination Proposal.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.

        The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Merger Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Business Combination Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

 PROPOSAL NO. 2—THE CHARTER AMENDMENT PROPOSAL

Overview

        Our stockholders are being asked to adopt the Charter Amendment in the form attached as Exhibit D to the Merger Agreement, which, in the judgment of the Trine Board, is necessary in order for Trine to fulfill its obligations under the Merger Agreement. The Charter Amendment increases the number of authorized shares of Class A common stock from 100,000,000 to 500,000,000.

        The foregoing is a summary of the key changes effected by the Charter Amendment, but this summary is qualified in its entirety by reference to the full text of the Charter Amendment, a copy of which is included as Exhibit D to the Merger Agreement.

Reasons for the Amendment

        The Charter Amendment was negotiated as part of the Business Combination. The Trine Board believes the Charter Amendment is necessary in order for Trine to have sufficient authorized capital stock to issue pursuant to the Merger Agreement and the transactions contemplated thereby. The Trine Board also believes that it is important for the Post-Combination Company to have available for issuance a number of authorized shares of Class A common stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable as consideration for the Business Combination and the other transactions contemplated by in this proxy statement/consent solicitation statement/prospectus, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Charter Amendment Proposal will not be presented at the Special Meeting. The Charter Amendment Proposal will be approved and adopted only if: (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, vote "FOR" the Charter Amendment Proposal.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Charter Amendment Proposal.

        The Business Combination is conditioned upon the approval of the Charter Amendment Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Amendment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Amendment Proposal will not be effected and by approval of the Charter Approval Proposal, Trine stockholders are authorizing the Trine Board to abandon the Charter Amendment Proposal in the event the Business Combination is not consummated.

        A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Amendment Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Charter Amendment Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

 PROPOSAL NO. 3—THE CHARTER APPROVAL PROPOSAL

Overview

        Our stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the Trine Board, is necessary to adequately address the needs of the Post-Combination Company.

        The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B:

  •
  Required Vote to Amend the Charter—require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company, voting together as a single class, to amend, alter repeal or rescind certain provisions of the Proposed Charter;

  •
  Required Vote to Amend the Bylaws—require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company entitled to vote generally in an election of directors to adopt, amend, alter or repeal or rescind the Post-Combination Company's bylaws;

  •
  Director Removal—provide for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Post-Combination Company entitled to vote at an election of directors;

  •
  Removal of Blank Check Company Provisions—eliminate various provisions applicable only to blank check companies.

Reasons for the Amendments

        Each of these amendments was negotiated as part of the Business Combination. The Trine Board's reasons for proposing each of these amendments to the Existing Charter is set forth below.

Required Vote to Amend the Charter

        At present, our Existing Charter may only be amended with the approval of a majority of the Trine Board and the holders of a majority of our outstanding shares (subject to (i) certain supermajority stockholder approval requirements with respect to our redemption provisions and (ii) changes altering or changing the powers, preferences or relative, participating, optional or other or special rights of the Founder Shares require the vote or written consent of the holders of a majority of the Founder Shares). This amendment require an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company, voting together as a single class, to amend, alter repeal or rescind certain provisions of the Proposed Charter. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Trine Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the Board to reach terms that are appropriate for all stockholders.

Required Vote to Amend the Bylaws

        At present, our Existing Charter provides that our bylaws may be amended by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment requires an affirmative vote of holders of at least two-thirds (66 and 2/3%) of the voting power of all the then outstanding shares of voting stock of the Post-Combination Company entitled to vote generally in an election of directors to adopt, amend, alter or repeal or rescind the Post-Combination Company's bylaws. The ability of the majority of the Board to amend the bylaws remains unchanged. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Trine Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the Board to reach terms that are appropriate for all stockholders.

Director Removal

        At present, our Existing Charter provides that, directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. This amendment provides for the removal of directors with cause only by stockholders voting at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Trine Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of our common stock following the Business Combination. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of the Post-Combination Company to negotiate with the Board to reach terms that are appropriate for all stockholders.

Removal of Blank Check Company Provisions

        Our Existing Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve the Post-Combination Company and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for the Post-Combination Company following the Business Combination. Moreover, upon the conversion of the Class B common stock to Class A common stock, the Trine Board determined that there was no longer a need to continue with two series of common stock and, therefore, this amendment eliminates the Class B common stock. In addition, certain other provisions in our Existing Charter require that proceeds from the Trine IPO be held in the trust account until a business combination or liquidation of merger has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Charter Approval Proposal will not be presented at the Special Meeting. The Charter Approval Proposal will be approved and adopted only if: (i) the holders of a majority of the Founder Shares then outstanding, voting separately as a single class, and (ii) the holders of a majority of the outstanding shares of common stock, voting together as a single class, vote "FOR" the Charter Approval Proposal.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have the same effect as a vote "AGAINST" the Charter Approval Proposal.

        The Business Combination is conditioned upon the approval of the Charter Approval Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Approval Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Approval Proposal will not be effected and by approval of the Charter Approval Proposal, Trine stockholders are authorizing the Trine Board to abandon the Charter Approval Proposal in the event the Business Combination is not consummated.

        A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Approval Proposal and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement/consent solicitation statement/prospectus as Annex B.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Charter Approval Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE CHARTER APPROVAL PROPOSAL.

 PROPOSAL NO. 4—THE GOVERNANCE PROPOSAL

Overview

        Our stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Proposed Charter, which are separately being presented in order to give holders of Trine's common stock the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. In the judgment of the Trine Board, these provisions are necessary to adequately address the needs of the Post-Combination Company. Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, Desktop Metal and Trine intend that the Proposed Charter in the form set forth on Annex B will take effect at consummation of the Business Combination, assuming adoption of Proposal No. 3.

Proposal 4A: Required Vote to Amend the Charter

        See "Proposal No. 3—The Charter Approval Proposal—Reasons for the Amendments—Required Vote to Amend the Charter" for a description and reasons for the amendment.

Proposal 4B: Required Vote to Amend the Bylaws

        See "Proposal No. 3—The Charter Approval Proposal—Reasons for the Amendments—Required Vote to Amend the Bylaws" for a description and reasons for the amendment.

Proposal 4C: Director Removal

        See "Proposal No. 3—The Charter Approval Proposal—Reasons for the Amendments—Director Removal" for a description and reasons for the amendment.

Proposal 4D: Removal of Blank Check Company Provisions

        See "Proposal No. 3—The Charter Approval Proposal—Reasons for the Amendments—Removal of Blank Check Company Provisions" for a description and reasons for the amendment.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Governance Proposal will not be presented at the Special Meeting. The approval of the Governance Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Governance Proposal.

        The Business Combination is not conditioned upon the approval of the Governance Proposal.

        As discussed above, a vote to approve the Governance Proposal is an advisory vote, and therefore, is not binding on Trine, Desktop Metal or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Trine and Desktop Metal intend that the Proposed Charter, in the form set forth on Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of Proposal No. 3.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Governance Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE GOVERNANCE PROPOSAL.

 PROPOSAL NO. 5—THE DIRECTOR ELECTION PROPOSAL

Overview

        Assuming the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal are approved at the Special Meeting, stockholders are being asked to elect 10 directors to the Board, effective upon the closing of the Business Combination, with each Class I director having a term that expires at the Post-Combination Company's annual meeting of stockholders in 2021, each Class II director having a term that expires at the Post-Combination Company's annual meeting of stockholders in 2022 and each Class III director having a term that expires at the Post-Combination Company's annual meeting of stockholders in 2023, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal.

        The Trine Board has nominated Ms. Grayson and Messrs. Knight and Wheeler to serve as the Class I directors, Messrs. Hsieh, Immelt, Papa and Zuberi to serve as the Class II directors and Messrs. Fulop, Hindery and Nigro to serve as the Class III directors. The following sets forth information regarding each nominee:

        Ric Fulop.    Mr. Fulop has served as the Chief Executive Officer of Desktop Metal since the incorporation of Desktop Metal in 2015. Prior to the founding of Desktop Metal, Mr. Fulop was a general partner at North Bridge Venture Partners from 2010 to 2015 and served as a Founder of A123 Systems, Inc. from 2001 to 2010. Mr. Fulop currently serves on the board of governors of World Economic Forum Advanced Manufacturing Initiative (non profit). Mr. Fulop holds an M.B.A. from the MIT Sloan School of Management.

        Dayna Grayson.    Ms. Grayson has served as a member of Desktop Metal's Board of Directors since October 2015. Ms. Grayson is a Managing Partner of Construct Capital, a venture capital firm she co-founded in 2020. Prior to that, Ms. Grayson served as a Partner of New Enterprise Associates from 2012 to 2020. Ms. Grayson currently serves on the board of directors of numerous private companies. Ms. Grayson holds an M.S. from the University of Virginia and an M.B.A from Harvard Business School. We believe Ms. Grayson is qualified to serve on the Post-Combination Company's Board due to her extensive experience in identifying, investing in and building next-generation technologies and companies.

        Leo Hindery, Jr.    Mr. Hindery has served as the Chairman and CEO of Trine since its incorporation. In January 1988, Mr. Hindery founded, and ran as Managing Partner, InterMedia Partners, a series of media industry investment funds. In February 1997, he was named President and CEO of Tele-Communications, Inc. (TCI), then the world's largest cable television system operator. In March 1999, TCI merged into AT&T and Mr. Hindery became President and CEO of AT&T Broadband. In November 1999, Mr. Hindery was named Chairman and CEO of GlobalCenter Inc., a major Internet services company which fourteen months later merged into Exodus Communications, Inc. Following this merger, until October 2004, he was the founding Chairman and CEO of The YES Network, the regional television home of the New York Yankees, after which he reconstituted and ran InterMedia Partners until the founding of Trine. Mr. Hindery, formerly Chairman of the National Cable Television Association and of C-SPAN, has been recognized as one of the cable industry's "25 Most Influential Executives Over the Past 25 Years" and one of the "30 Individuals with the Most Significant Impact on Cable's Early History." He is a member of the Council on Foreign Relations and a Director of Hemisphere Media Group, Inc. Mr. Hindery has an MBA from the Stanford University Graduate School of Business and received an undergraduate degree from Seattle

University. Mr. Hindery is well-qualified to serve on the Post-Combination Company's Board due to his extensive industry and board experience.

        Wen Hsieh.    Mr. Hsieh has served as a member of Desktop Metal's Board of Directors since April 2016. Mr. Hsieh serves as General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm he joined in 2006. Mr. Hsieh currently serves on the board of directors of numerous private companies. Mr. Hsieh holds a B.S., M.S. and Ph.D. from California Institute of Technology. We believe Mr. Hsieh is qualified to serve on the Post-Combination Company's Board due to his extensive experience in identifying, investing in and building next-generation technologies and companies.

        Jeff Immelt.    Mr. Immelt has served as a member of Desktop Metal's Board of Directors since June 2018. Mr. Immelt serves as Venture Partner at New Enterprise Associates, a venture capital firm he joined in 2018. Mr. Immelt previously served as Chief Executive Officer of General Electronic Co. and in various other roles with General Electronic Co. from 2001 to 2017. Mr. Immelt currently serves on the boards of directors at Twilio Inc. and Bloom Energy Corp., in addition to numerous private companies. Mr. Immelt holds a B.A. from Dartmouth College and an M.B.A from Harvard Business School. We believe Mr. Immelt is qualified to serve on the Post-Combination Company's Board due to his extensive leadership and management history as the chief executive officer of a Fortune 500 company and his experience as a director of numerous public and private companies, together with his background in public company governance.

        Byron Knight.    Mr. Knight has served as a member of Desktop Metal's Board of Directors since January 2019. Mr. Knight serves as Managing Director of Koch Disruptive Technologies, LLC, a subsidiary and the venture capital arm of Koch Industries, Inc., which he joined in March 2018. Mr. Knight previously worked at Georgia-Pacific, LLC as Vice President, eCommerce from 2016 to 2018 and as General Partner, Emerging Business from 2014 to 2016. Mr. Knight serves on the board of directors of numerous private companies. Mr. Knight holds a B.S. from Georgia Institute of Technology. We believe Mr. Knight is qualified to serve on the Post-Combination Company's Board due to his extensive management history and experience in identifying and investing in manufacturing and logistics technologies and companies.

        Stephen Nigro.    Mr. Nigro is joining the Post-Combination Company's Board of Directors in connection with the closing of the Business Combination. Mr. Nigro has served as a consultant to Desktop Metal since August 2020. He most recently served as President, 3D Printing at HP, Inc., an information technology and services company, from 2015 until 2019. Mr. Nigro previously served as the Senior Vice President of HP, Inc.'s Imaging & Printing business leading a global $21 billion business. He has over 38 years of experience starting new businesses and running large at-scale global businesses. Currently Mr. Nigro serves on the board of directors of Kornit Digital Ltd. Mr. Nigro holds a B.S. from University of California Santa Barbara and an M.S. from Stanford University. We believe Mr. Nigro is qualified to serve on the Post-Combination Company's Board due to his extensive management history and his leadership experience in the additive manufacturing industry.

        Steve Papa.    Mr. Papa has served as a member of Desktop Metal's Board of Directors since June 2016. Mr. Papa serves as the chief executive officer of Parallel Wireless, a company he founded in 2012. Mr. Papa serves on the board of directors of numerous private companies. Mr. Papa holds a B.S. from Princeton University and an M.B.A. from Harvard Business School. We believe Mr. Papa is qualified to serve on the Post-Combination Company's Board due to his extensive management history as the founder and chief executive officer of multiple companies and his experience in identifying, investing in and building next-generation technologies and companies.

        Andy Wheeler.    Mr. Wheeler has served as a member of Desktop Metal's Board of Directors since November 2016. Mr. Wheeler serves as general partner of GV, a venture capital firm he joined in 2012. Mr. Wheeler currently serves on the board of directors of numerous private companies. Mr. Wheeler holds an S.B. and M.Eng. from MIT. We believe Mr. Wheeler is qualified to serve on the Post-Combination Company's Board due to his extensive management history as the chief technology officer of multiple companies and his experience in identifying, investing in and building next-generation technologies and companies.

        Bilal Zuberi.    Mr. Zuberi has served as a member of Desktop Metal's Board of Directors since April 2016. Mr. Zuberi serves as a partner at Lux Capital, a venture capital firm he joined in 2013. Mr. Zuberi currently serves on the board of directors of numerous private companies Mr. Zuberi holds a B.S. from The College of Wooster and a Ph.D. from MIT. We believe Mr. Zuberi is qualified to serve on the Post-Combination Company's Board due to his extensive experience in identifying, investing in and building next-generation technologies and companies.

Vote Required for Approval

        If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the 10 director nominees who receive the most affirmative votes will be elected. Votes marked "FOR" a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

        The Business Combination is not conditioned upon the approval of the Director Election Proposal. Notwithstanding the approval of each of the 10 director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Director Election Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE 10 DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS IN THE DIRECTOR ELECTION PROPOSAL.

 PROPOSAL NO. 6—THE MERGER ISSUANCE PROPOSAL

Overview

        In connection with the Business Combination, we intend to effect the issuance of shares of Class A common stock to the holders of Desktop Metal's capital stock pursuant to the Merger Agreement.

        The terms of the Merger Agreement are complex and only briefly summarized above. For further information, please see the full text of the Merger Agreement, which is attached as Annex A hereto. The discussion herein is qualified in its entirety by reference to the Merger Agreement.

Why Trine Needs Stockholder Approval

        We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

        Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of common stock issuable pursuant to the Merger Agreement represents greater than 20% of the number of shares of common stock before such issuance. As a result, stockholder approval of the issuance of shares of Class A common stock issuable pursuant to the Merger Agreement is required under the NYSE regulations.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Merger Issuance Proposal will not be presented at the Special Meeting. The approval of the Merger Issuance Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Merger Issuance Proposal.

        The Business Combination is conditioned upon the approval of the Merger Issuance Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Merger Issuance Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Merger Issuance Proposal will not be effected.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Merger Issuance Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER ISSUANCE PROPOSAL.

 PROPOSAL NO. 7—THE SUBSCRIPTION AGREEMENTS PROPOSAL

Overview

        In connection with the Business Combination, Trine intends to effect the issuance and sale of an aggregate of 27,497,500 shares of Class A common stock at $10.00 per share to certain investors pursuant to the Subscription Agreements.

Why Trine Needs Stockholder Approval

        We are seeking stockholder approval in order to comply with Rule 312.03 of the NYSE Listed Company Manual.

        Under Rule 312.03 of the NYSE Listed Company Manual, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. The maximum aggregate number of shares of common stock issuable pursuant to the Subscription Agreements represents greater than 20% of the number of shares of common stock before such issuance. As a result, stockholder approval of the issuance of shares of Class A common stock issuable pursuant to the Subscription Agreements is required under the NYSE regulations.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Subscription Agreements Proposal will not be presented at the Special Meeting. The approval of the Subscription Agreements Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Subscription Agreements Proposal.

        The Business Combination is conditioned upon the approval of the Subscription Agreements Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Subscription Agreements Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Subscription Agreements Proposal will not be effected.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Subscription Agreements Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE SUBSCRIPTION AGREEMENTS PROPOSAL.

PROPOSAL NO. 8—THE INCENTIVE PLAN PROPOSAL

Overview

        The Trine Board expects to approve the Desktop Metal, Inc. 2020 Incentive Award Plan (the "Incentive Plan") and adopt the Incentive Plan, effective as of the closing of the Business Combination, subject to the approval of our stockholders. The Incentive Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash based awards. Directors, officers and other employees of the Post-Combination Company and its subsidiaries, as well as others performing consulting or advisory services for Trine, will be eligible for grants under the Incentive Plan. Trine anticipates that the initial share reserve to be authorized under the Incentive Plan should be sufficient for multiple years of future awards. We are seeking stockholder approval of the Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with the NYSE Listing Rules. As of September 8, 2020, the latest practicable date, the closing price on the NYSE per share of Class A common stock was $11.39.

        The purpose of the Incentive Plan is to enhance the Post-Combination Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Post-Combination Company by providing these individuals with equity ownership opportunities. We believe that the Incentive Plan is essential to our success. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our stockholders by giving directors, employees and consultants an equity stake in the Post-Combination Company and providing a means of recognizing their contributions to the success of the Post-Combination Company. The Trine Board and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help the Post-Combination Company meet its goals.

        If approved by our stockholders, the Incentive Plan will become effective upon the consummation of the Business Combination.

Summary of the Incentive Plan

        Set forth below is a summary of the material terms of the Incentive Plan. This summary is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex D. We urge our stockholders to read carefully the entire Incentive Plan before voting on this proposal.

Administration

        The Incentive Plan will be administered by the Board, which may delegate its duties and responsibilities to one or more committees of its directors and/or officers of the Post-Combination Company (referred to collectively as the plan administrator below), subject to the limitations imposed under the Incentive Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the Incentive Plan, to interpret the Incentive Plan and award agreements and to adopt, amend and repeal rules for the administration of the Incentive Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Incentive Plan.

Award Limits

        The number of shares of common stock initially available for issuance under the Incentive Plan will equal the sum of (i)                   shares of common stock, (ii) the number of shares available for future grants under the Desktop Metal, Inc. 2015 Stock Incentive Plan and the Make Composites, Inc. 2018 Equity Incentive Plan (together, the "Prior Plans"), and (iii) any shares which, as of immediately prior to approval of the Incentive Plan by Trine's stockholders, are subject to awards granted under the Prior Plans that are forfeited or lapse unexercised and which following the date of the Special Meeting are not issued under the Prior Plans. The number of shares initially available for issuance will be increased by an annual increase on January 1 of each calendar year beginning in 2021 and ending in and including 2030, equal to the lesser of (A) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by the Trine Board. No more than                shares of common stock may be issued under the Incentive Plan upon the exercise of incentive stock options. Shares issued under the Incentive Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares. The Incentive Plan also includes annual limits on awards that may be granted to non-employee directors. The maximum aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718 (or any successor thereto), of awards granted to a non-employee director for services as a director under the Incentive Plan during any fiscal year may not exceed $1,000,000 in the fiscal year of the non-employee director's initial service, and $750,000 in any other fiscal year. The plan administrator may, however, make exceptions to such limits in extraordinary circumstances, subject to the limitations in the Incentive Plan.

Share Counting Provisions

        If an award under the Incentive Plan or a Prior Plan is terminated, expires or lapses or is exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in Trine acquiring shares covered by the award at a price not greater than the price (as adjusted to reflect any equity restructuring) paid by the participant for the shares or not issuing any shares covered by the award, the unused shares covered by the award will, as applicable, become or again be available for award grants under the Incentive Plan. Shares delivered by a participant to satisfy the applicable exercise or purchase price of an award granted under the Incentive Plan or a Prior Plan and/or to satisfy any applicable tax withholding obligation will, as applicable, become or again be available for award grants under the Incentive Plan. Dividend equivalents paid in cash will not be counted against the number of shares reserved under the Incentive Plan.

        Awards granted under the Incentive Plan in substitution for any options or other stock or stock based awards granted by an entity before the entity's merger or consolidation with Trine (or any of its subsidiaries) or Trine's (or any of its subsidiaries') acquisition of the entity's property or stock will not reduce the shares available for grant under the Incentive Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

Eligibility

        Employees, consultants and non-employee directors of the Post-Combination Company or any of its subsidiaries (as defined in the Incentive Plan) will be eligible to participate in the Incentive Plan. Following the Business Combination, the Post-Combination Company and its subsidiaries are expected to have approximately                 employees,                consultants and                non-employee directors who will be eligible to receive awards under the Incentive Plan.

Types of Awards

        The Incentive Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash based awards. Certain awards under the Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

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  Stock Options and Stock Appreciation Rights ("SARs").  Stock options provide for the purchase of shares of common stock in the future at an exercise price set on the grant date. Incentive stock options, by contrast to nonqualified stock options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding periods and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date, unless otherwise determined by the plan administrator and except with respect to certain substitute awards granted in connection with a corporate transaction. Unless otherwise determined by the plan administrator, the term of a stock option or SAR may not be longer than ten years. Notwithstanding the foregoing, ISOs granted to certain significant stockholders will have an exercise price no less than 110% of the fair market value of the underlying shares on the grant date and a term no longer than five years.

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  Restricted Stock.  Restricted stock is an award of nontransferable shares of common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. Upon issuance of restricted stock, recipients generally have the rights of a stockholder with respect to such shares, which generally include voting rights in such shares and the right to receive dividends and other distributions in relation to the award; however, dividends may be paid with respect to restricted stock only to the extent the vesting conditions have been satisfied and the restricted stock vests. The terms and conditions applicable to restricted stock will be determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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  Restricted Stock Units ("RSUs").  RSUs are contractual promises to deliver shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the Incentive Plan.

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  Other Stock or Cash Based Awards.  Other stock or cash based awards are awards of cash, fully vested shares of common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions, vesting conditions and payment terms.

Performance Criteria

        The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the Incentive Plan may include, but will not be limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders' equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company's performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Change in Control and Certain Other Transactions

        In connection with certain corporate transactions and events affecting the common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the Incentive Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the Incentive Plan and replacing or terminating awards under the Incentive Plan. In addition, in the event of certain non-reciprocal transactions with stockholders, the plan administrator will make equitable adjustments to the Incentive Plan and outstanding awards as it deems appropriate to reflect the transaction.

Amendment and Termination

        The administrator may amend, suspend or terminate the Incentive Plan at any time. However, no amendment, other than an amendment that increases the number of shares available under the Incentive Plan, may materially and adversely affect an award outstanding under the Incentive Plan without the consent of the affected participant. The Board is required to obtain stockholder approval for any amendment to the Incentive Plan to the extent necessary to comply with applicable laws. Further, the plan administrator cannot, without the approval of stockholders, amend any outstanding stock option or SAR to reduce its price per share. The Incentive Plan will remain in effect until the tenth anniversary of the earlier of (i) the date the Trine Board adopted the Incentive Plan and (ii) the date the stockholders approve the Incentive Plan, unless earlier terminated by the Trine Board. No awards may be granted under the Incentive Plan after its termination.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments

        The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the Incentive Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator's consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Incentive Plan, and exercise price obligations arising in connection with the exercise of stock options under the Incentive Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of common stock that meet specified conditions, a promissory note, a "market sell order," such other consideration as the plan administrator deems suitable or any combination of the foregoing.

United States Federal Income Tax Consequences

        The following summary is based on an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences. Actual tax consequences to participants in the Incentive Plan may be either more or less favorable than those described below depending on the participants' particular circumstances. State and local tax consequences may in some cases differ from the U.S. federal income tax consequences. The following summary of the income tax consequences in respect of the Incentive Plan is for general information only. Interested parties should consult their own advisors as to the specific tax consequences of their awards, including the applicability and effect of state, local and foreign laws.

Incentive Stock Options

        No income will be recognized by a participant for United States federal income tax purposes upon the grant or exercise of an incentive stock option under the Incentive Plan. The basis of shares transferred to a participant upon exercise of an incentive stock option is the price paid for the shares. If the participant holds the shares for at least one year after the transfer of the shares to the participant and two years after the grant of the option, the participant generally will recognize capital gain or loss upon sale of the shares received upon exercise equal to the difference between the amount realized on the sale and the basis of the stock. Generally, if the shares are not held for that period, the participant will recognize ordinary income upon disposition in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares, or if less (and if the disposition is a transaction in which loss, if any, will be recognized), the gain on disposition. Any additional gain realized by the participant upon the disposition will be a capital gain. The excess of the fair market value of shares received upon the exercise of an incentive stock option over the option price for the shares is an item of adjustment for the participant for purposes of the alternative minimum tax. Therefore, although no income is recognized upon exercise of an incentive stock option, a participant may be subject to alternative minimum tax as a result of the exercise.

Non-qualified Stock Options

        No income is expected to be recognized by a participant for United States federal income tax purposes upon the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the amount paid for the shares. Income recognized upon the exercise of a non-qualified stock option will be considered compensation subject to withholding at the time the income is recognized, and, therefore, the participant's employer must make the necessary arrangements with the participant to ensure that the amount of the tax required to be withheld is available for payment. Non-qualified stock options are designed to provide the employer with a deduction equal to the amount of ordinary income recognized by the participant at the time of the recognition by the participant, subject to the deduction limitations described below.

Stock Appreciation Rights

        There is expected to be no United States federal income tax consequences to either the participant or the employer upon the grant of SARs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any common stock received. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

Restricted Stock

        If the restrictions on an award of shares of restricted stock are of a nature that the shares are both subject to a substantial risk of forfeiture and are not freely transferable (within the meaning of Section 83 of the Code), the participant will not recognize income for United States federal income tax purposes at the time of the award unless the participant affirmatively elects to include the fair market value of the shares of restricted stock on the date of the award, less any amount paid for the shares, in gross income for the year of the award pursuant to Section 83(b) of the Code. In the absence of this election, the participant will be required to include in income for United States federal income tax purposes on the date the shares either become freely transferable or are no longer subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code), the fair market value of the shares of restricted stock on such date, less any amount paid for the shares. The employer will be entitled to a deduction at the time of income recognition to the participant in an amount equal to the amount the participant is required to include in income with respect to the shares, subject to the deduction limitations described below. If a Section 83(b) election is made within 30 days after the date the restricted stock is received, the participant will recognize ordinary income at the time of the receipt of the restricted stock, and the employer will be entitled to a corresponding deduction, equal to the fair market value of the shares at the time, less the amount paid, if any, by the participant for the restricted stock. If a Section 83(b) election is made, no additional income will be recognized by the participant upon the lapse of restrictions on the restricted stock, but, if the restricted stock is subsequently forfeited, the participant may not deduct the income that was recognized pursuant to the Section 83(b) election at the time of the receipt of the restricted stock.

        Dividends paid to a participant holding restricted stock before the expiration of the restriction period will be additional compensation taxable as ordinary income to the participant subject to withholding, unless the participant made an election under Section 83(b) of the Code. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the dividends includible in the participant's income as compensation. If the participant has made a Section 83(b) election, the dividends will be dividend income, rather than additional compensation, to the participant.

        If the restrictions on an award of restricted stock are not of a nature that the shares are both subject to a substantial risk of forfeiture and not freely transferable, within the meaning of Section 83 of the Code, the participant will recognize ordinary income for United States federal income tax purposes at the time of the transfer of the shares in an amount equal to the fair market value of the shares of restricted stock on the date of the transfer, less any amount paid therefor. The employer will be entitled to a deduction at that time in an amount equal to the amount the participant is required to include in income with respect to the restricted shares, subject to the deduction limitations described below.

Restricted Stock Units

        There generally will be no United States federal income tax consequences to either the participant or the employer upon the grant of RSUs. Generally, the participant will recognize ordinary income subject to withholding upon the receipt of cash and/or transfer of shares of common stock in payment of the RSUs in an amount equal to the aggregate of the cash received and the fair market value of the common stock so transferred. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

        Generally, a participant will recognize ordinary income subject to withholding upon the payment of any dividend equivalents paid with respect to an award in an amount equal to the cash and the fair market value of any common stock the participant receives. Subject to the deduction limitations described below, the employer generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant's income.

Stock Awards

        If a participant receives a stock award in lieu of a cash payment that would otherwise have been made, the participant generally will be taxed as if the cash payment has been received, and the employer will have a deduction in the same amount.

Limitation on the Employer's Compensation Deduction

        Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

        Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an "excess parachute payment." Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code

        Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, "non-qualified deferred compensation" includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

        The awards made pursuant to the Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the Incentive Plan are not exempt from coverage. However, if the Incentive Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

        State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

        The Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

        Grants under the Incentive Plan will be made at the discretion of the plan administrator and are not currently determinable. The value of the awards granted under the Incentive Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Interests of Certain Persons in this Proposal

        Trine's directors and executive officers may be considered to have an interest in the approval of the Incentive Plan because they may in the future receive awards under the Incentive Plan. Nevertheless, the Trine Board believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the Incentive Plan.

Vote Required for Approval

        If the Business Combination Proposal is not approved, the Incentive Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Incentive Plan Proposal.

        The Business Combination is conditioned upon the approval of the Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Plan Proposal will not be effected.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Incentive Plan Proposal. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

 PROPOSAL NO. 9—THE ADJOURNMENT PROPOSAL

        The Adjournment Proposal, if adopted, will allow the Trine Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. In no event will the Trine Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Charter and Delaware law.

Consequences if the Adjournment Proposal is not Approved

        If the Adjournment Proposal is not approved by stockholders, the Trine Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal or the Incentive Plan Proposal, or we determine that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. If Trine does not consummate the Business Combination and fails to complete an initial business combination within the Completion Window (subject to the requirements of law), Trine will be required to dissolve and liquidate its trust account by returning the then remaining funds in such account to its public stockholders.

Vote Required for Approval

        The approval of the Adjournment Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

        Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Adjournment Proposal.

        The Business Combination is not conditioned upon the approval of the Adjournment Proposal.

        The Sponsor and Trine's directors and officers have agreed to vote the Founder Shares and any Public Shares owned by them in favor of the Adjournment Proposal, if presented. See "Other Agreements—Sponsor Agreement" for more information.

Recommendation of the Board of Directors

        THE TRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE TRINE STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT TRINE

        In this section "we," "us" and "our" refer to Trine prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Introduction

        We are a blank check company incorporated on September 26, 2018 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses, which is referred to as an "initial business combination". Our efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Merger Agreement, our efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a "shell company" as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Company History

        In October 2018, Trine Sponsor LLC (the "Initial Sponsor") purchased 8,625,000 shares of Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On November 12, 2018, the Initial Sponsor transferred 25,000 Founder Shares to each of Ms. Linden and Messrs. Nathanson, Zuaiter and Sander in compensation for their services as independent directors of ours. In February 2019, the Initial Sponsor assigned 8,525,000 Founder Shares to the Sponsor. In February 2019, the Sponsor forfeited 1,437,500 Founder Shares and in March 2019, we effected a 1.044 for 1 stock dividend of the Founder Shares, resulting in 7,503,750 Founder Shares issued and outstanding. The foregoing issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent 20% of the outstanding shares of common stock upon completion of the Trine IPO.

        On March 19, 2019, we consummated the Trine IPO of 26,100,000 units, with each unit consisting of one share of Class A common stock and one half of one public warrant. Each whole public warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to certain adjustments. The units were sold at a price of $10.00 per unit, generating gross proceeds to us of $261,000,000. We granted the underwriters in the Trine IPO (the "Underwriters") a 45-day option to purchase up to 3,915,000 additional units to cover over-allotments, if any. On March 29, 2019, the Underwriters exercised the over-allotment option in full and purchased an additional 3,915,000 units (the "over-allotment units"), generating gross proceeds of $39,150,000.

        Simultaneous with the consummation of the Trine IPO, we consummated the private placement of an aggregate of 7,720,000 private placement warrants to the Sponsor at a price of $1.00 per private placement warrant, generating total proceeds of $7,720,000. In connection with the Underwriters' exercise of their over-allotment option, the Sponsor purchased an additional 783,000 private placement warrants, generating gross proceeds to us of $783,000. Each whole private placement warrant entitles the holder thereof to purchase one share of Class A common stock at a price of $11.50 per share, subject to certain adjustments. Of the gross proceeds received from the Trine IPO and the private placement warrants, $300,150,000 was placed in the trust account (the "trust account").

        On April 29, 2019, we announced that, commencing May 3, 2019, holders of the units may elect to separately trade the shares of Class A common stock and the warrants included in the units. Those units not separated continued to trade on the NYSE under the symbol "TRNE.U" and the shares of Class A common stock and warrants that were separated trade under the symbols "TRNE" and

"TRNE.WS," respectively. No fractional warrants were issued upon separation of the units and only whole warrants trade.

Redemption of Public Shares and Liquidation if no Initial Business Combination

        Our Existing Charter provides that we will have only 24 months from the closing of the Trine IPO to complete our initial business combination. If we are unable to complete our initial business combination within such 24-month period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the 24-month time period.

Voting Restrictions in Connection with the Special Meeting

        Pursuant to the terms of the Sponsor Agreement, the Sponsor and Trine's directors and officers have agreed to vote any Founder Shares held by them and any Public Shares purchased during or after the Trine IPO in favor of each of the proposals presented at the Special Meeting. See "Other Agreements—Sponsor Agreement" for more information. The Initial Stockholders own 20% of Trine's outstanding common stock entitled to vote thereon. The quorum and voting thresholds at the Special Meeting and the Sponsor Agreement may make it more likely that Trine will consummate the Business Combination.

Facilities

        We currently maintain our executive offices at 405 Lexington Avenue, 48th Floor, New York, NY 10174 and our telephone number is (212) 503-2855. Our executive offices are provided to us by the Sponsor. The cost for this space is included in the $35,000 per month fee that we pay to an affiliate of the Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.

        Upon consummation of the Business Combination, the principal executive offices of Trine will be those of Desktop Metal, at which time nothing more will be paid to such affiliate of the Sponsor.

Employees

        We currently have 4 officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the initial business combination process we are in. Aside from our Chief Financial Officer, we do not intend to have any full-time employees prior to the completion of our initial business combination.

Legal Proceedings

        There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

 MANAGEMENT OF TRINE

        In this section "we," "us" and "our" refer to Trine prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Directors and Executive Officers

        Trine's current directors and executive officers are as follows:

Name	Age	Title
Leo Hindery, Jr.	72	Chairman and Chief Executive Officer
M. Ian G. Gilchrist	71	President and Director
Mark J. Coleman	61	Executive Vice President and General Counsel
Pierre M. Henry	31	Chief Financial Officer and Executive Vice President, Development
Josephine Linden	68	Director
Marc Nathanson	75	Director
Kent R. Sander	67	Director
Tom Wasserman	45	Director
Abbas F. Zuaiter	53	Director

  Leo Hindery, Jr., Chairman and Chief Executive Officer

        Leo Hindery, Jr. is our Chairman and Chief Executive Officer. In January 1988, Mr. Hindery founded, and ran as Managing Partner, InterMedia Partners, a series of media industry investment funds. In February 1997, he was named President and CEO of Tele-Communications, Inc. (TCI), then the world's largest cable television system operator. In March 1999, TCI merged into AT&T and Mr. Hindery became President and CEO of AT&T Broadband. In November 1999, Mr. Hindery was named Chairman and CEO of GlobalCenter Inc., a major Internet services company which fourteen months later merged into Exodus Communications, Inc. Following this merger, until October 2004, he was the founding Chairman and CEO of The YES Network, the regional television home of the New York Yankees, after which he reconstituted and ran InterMedia Partners until the founding of Trine. Mr. Hindery, formerly Chairman of the National Cable Television Association and of C-SPAN, has been recognized as one of the cable industry's "25 Most Influential Executives Over the Past 25 Years" and one of the "30 Individuals with the Most Significant Impact on Cable's Early History." He is a member of the Council on Foreign Relations and a Director of Hemisphere Media Group, Inc. Mr. Hindery has an MBA from the Stanford University Graduate School of Business and received an undergraduate degree from Seattle University. Mr. Hindery is well-qualified to serve on our Board of Directors due to his extensive industry and board experience.

  M. Ian G. Gilchrist, President and Director

        M. Ian G. Gilchrist, our President and one of our directors, has been a Director of Liberty Media Corporation since July 2009. Previously, Mr. Gilchrist was a Managing Director of Salomon Brothers/Citigroup, CS First Boston and Blyth Eastman PaineWebber. He began his 30-year financial career as a securities investment analyst for Mutual of New York and as a TMT investment banker and venture capital professional for Warburg Paribas Becker. As a Board Member of Liberty Media, he serves as Chairman of the Compensation Committee and as a member of the Audit Committee and of the Nominating and Corporate Governance Committee. He has been a Director of Qurate Retail Group (NASDAQ:QRTEA, QRTEB, formerly Liberty Interactive Corporation), a portfolio of retail brands including QVC, HSN and Zulily, since its inception on March 2018, where he serves as Chairman of the Audit Committee and as a member of the Nominating and Corporate Governance Committee. Mr. Gilchrist is currently a member of the Yale University Development Council, the Yale University

School of Architecture Dean's Council, and the Paul Rudolph Foundation's Board of Directors. He has an MBA from New York University and a BA from Yale University. Mr. Gilchrist is well-qualified to serve on our Board of Directors due to his extensive industry and board experience.

  Mark J. Coleman, Executive Vice President and General Counsel

        Mark J. Coleman, our Executive Vice President and General Counsel, is Senior Partner and General Counsel of InterMedia Advisors, LLC. Most recently, he has been an Executive Vice President and General Counsel of The YES Network, which he co-founded in June 2001. Prior to joining YES, Mr. Coleman was Executive Vice President and General Counsel at GlobalCenter Inc. since January 2000. Previously, from June 1998 to December 1999, Mr. Coleman was a Senior Partner at Orrick, Herrington & Sutcliffe LLP, prior to which he was a Partner at Pillsbury Madison & Sutro LLP, which he joined in 1984. Mr. Coleman has over 30 years of experience in the media industry and in private equity. Mr. Coleman has advised Leo Hindery, Jr. in every one of Mr. Hindery's initiatives and positions since January 1988 when InterMedia Partners, LP was formed. Mr. Coleman also serves on the board of directors TILT Holdings Inc. (CSE: TILT) and the board of trustees of the Queens Museum of Art. He has a JD from the University of California, Berkeley and a BA from Pomona College.

  Pierre M. Henry, Chief Financial Officer and Executive Vice President of Development

        Pierre M. Henry is our Chief Financial Officer and Executive Vice President of Development. Until September 2018, when he moved over to Trine, Pierre M. Henry was head of corporate development and investor relations at Hemisphere Media Group (NASDAQ:HMTV) the only publicly traded, pure-play U.S. media company targeting the high growth U.S. Hispanic and Latin American markets, with leading broadcast and cable television and digital content platforms Hemisphere was created as an operating company by InterMedia Partners, LP in 2006. Prior to Hemisphere, Mr. Henry was a Principal in the Tokyo and San Francisco offices of Rakuten (OTC:RKUNY), Japan's leading internet company with a $9 billion market cap. Reporting directly to CEO Hiroshi Mikitani, Mr. Henry built Rakuten's entertainment analytics division from the ground up and sourced and executed M&A deals for its media & communications division. Prior to Rakuten, he was a Vice President with Kylin Capital, a Chinese private equity group specializing in media & entertainment investments throughout Asia. Mr. Henry started his career as an entrepreneur in the film industry, creating a consulting company called Cinnabar Media. His clients included The Walt Disney Company, Lucasfilm, Sony Pictures, Paramount and CCTV. He has an MBA from the Stanford Graduate School of Business, an MPhil from Downing College, University of Cambridge, and a BA from the University of Chicago.

  Josephine Linden—Director

        Josephine Linden, one of our directors, is Founder and CEO of Linden Global Strategies, a wealth management advisory firm and multi-family office. She retired from Goldman Sachs as a partner and managing director in 2009, after being with the firm for over twenty-five years. Josephine serves on private and non-profit boards. She is the Chairman of Lands' End (NASDAQ: LE), and a member of the Advance Australia Global Advisory Board. She is a Trustee for the Collegiate School, and currently chairs its Financing Committee and sits on its Executive Committee and its Investment Committee. She was an Adjunct Professor at the Business School of Columbia University where she taught a class in wealth management, and she currently teaches and moderates ad hoc sessions. She is a member of the Council on Foreign Relations. She has an MBA from the University of Chicago and a BA from the University of Sydney. Ms. Linden is well-qualified to serve on our Board of Directors due to her extensive investment, wealth management and public company board experience.

  Marc Nathanson—Director

        Marc Nathanson, one of our directors, is an entrepreneur and philanthropist. He is best known for his founding of Falcon Cable in 1975, which he sold in 1999 for $3.7 billion. He is a member of the Cable Industry Hall of Fame, former Chairman of the U.S. Broadcasting Board of Governors, and former Vice Chairman of Charter Communications. Mr. Nathanson invested the profits from the sale of Falcon Cable into his investment firms Mapleton Investments and Mapleton Properties, which have investments ranging from sports teams to real estate to water technology companies, including Falcon Waterfree Technologies which is the largest manufacturer of waterless urinals in the world. Mr. Nathanson is a member of the Council on Foreign Relations, and he is Vice Chairman of the National Democratic Institute, Co-chair of the Pacific Council and a Trustee of the Aspen Institute. According to the Milken Institute, "Nathanson is a recipient of Global Green's Millennium Award and the Environmental Media Association's Lifetime Achievement Award for his environmental work." He has an MA from the University of California, Santa Barbara and a BA from the University of Denver. Mr. Nathanson is well-qualified to serve on our Board of Directors due to his extensive industry and investment experience.

  Kent R. Sander—Director

        Kent R. Sander, one of our directors, is the Executive Chairman of the Board of OnePhone Holding AB, a wireless services and technology holding company, which he co-founded in 2007. Prior to that Mr. Sander was a senior Partner at Brainheart Capital, a VC fund specializing in wireless investments. Mr. Sander has more than 30 years' experience in executive positions in international telecom and high-tech IT companies. He served as the Chief Executive Officer for TruePosition, a provider of wireless location solutions, between 1997 and 2004 and Executive Vice President and General Manager for Ericsson (NASDAQ: ERIC), a Swedish multinational networking and telecommunications company, between 1990 and 1997. Over the last five years, Mr. Sander has been Chairman of the Board of the following public companies: Tobii Technology (STO:TOBII), an eye-tracking technology firm, MRG (STO: MRG) an I-gaming company, Serneke Group AB (STO:SRNKE-B), a Swedish construction and real-estate company, and as a director for Edgeware Technologies, a private cloud software solutions provider and I.A.R Systems, a private Swedish computer software company. He has also served on the advisory board for Samsung Electronics. Mr. Sander has an MBA from the University of Stockholm. He is well-qualified to serve on our Board of Directors due to his extensive industry and investment experience.

  Tom Wasserman—Director

        Tom Wasserman, one of our directors, currently serves as a Managing Director at HPS Investment Partners, LLC where he heads the Growth Equity group. Mr. Wasserman has worked within TMT (including prior to his transition to HPS) since 1999. Mr. Wasserman's current board roles include serving as a director of BT One Phone Limited, OnePhone Holding AB, Revolt Media and TV Holdings, LLC, Ember Technologies, Inc. and CAST Holdings LLC. Mr. Wasserman served as Chairman of Hibernia Networks (sold to GTT Communications). Mr. Wasserman began his career at Donaldson, Lufkin and Jenrette in the investment banking division. He has a BA in Business Administration from the University of Michigan where he graduated with distinction. Mr. Wasserman is well-qualified to serve on our Board of Directors due to his extensive industry and investment experience.

  Abbas F. ("Eddy") Zuaiter—Director

        Abbas Zuaiter, one of our directors, is Co-Managing Member, CEO and CIO of Zuaiter Capital Holdings, LLC ("ZCH"), a private investment firm based in Greenwich, Connecticut. Mr. Zuaiter serves as a Member of the Board of Directors of the Arab Bank plc, Ossia Inc. and The Capital

Holdings Funds plc; and as a Member of the Board of Advisors of iMENA Group Jibrel Networks, Atom Investors, LP and EuroMena Capital, LP. Prior to forming ZCH, Mr. Zuaiter served in various senior capacities, at Soros Fund Management, LLC ("SFM"). At SFM Mr. Zuaiter was a member of the Executive, Investment, Management, Capital Allocation and Risk committees, as well as the Chief Operating Officer of the firm. Prior to joining SFM, Mr. Zuaiter was a Partner in the Asset & Wealth Management Practice of PricewaterhouseCoopers, LLP. He also serves on not for profit boards, including The Welfare Association and The Middle East Institute. He has a BSBA in Finance and Accounting from Georgetown University where he currently serves on the Board of Advisors for the McDonough School of Business and on the University's Board of Regents. He is well-qualified to serve on our Board of Directors due to his fund management, public company board and investment experience.

Number and Terms of Office of Officers and Directors

        We have 7 directors. Our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with NYSE corporate governance requirements, we are not required to hold an annual meeting until one full year after our first fiscal year end following our listing on the NYSE. The term of office of the first class of directors, consisting of Messrs. Zuaiter, and Nathanson, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Ms. Linden, Mr. Sander, and Mr. Wasserman, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Hindery and Gilchrist, will expire at the third annual meeting of stockholders.

        Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Director Independence

        NYSE listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Ms. Linden and Messrs. Nathanson, Sander and Zuaiter are "independent directors" as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Executive Compensation

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Leo Hindery, Jr.	2019	—	—	—	—	—	—
Chairman and Chief Executive Officer
M. Ian G. Gilchrist(1)	2019	150,000	—	—	—	—	150,000
President
Pierre M. Henry(2)	2019	279,167	—	—	—	—	279,167
Chief Financial Officer an EVP, Development

(1)
Amount reflects Mr. Gilchrist's monthly fee of $12,500; provided, however, from March 19, 2019 through December 31, 2020, one-half of the monthly fee was paid and one-half of the monthly fee accrued and will become payable on the consummation of our initial business combination.

(2)
Amount reflects Mr. Henry's monthly fee which was increased from $16,667 per month to $25,000 per month in March 2019.

        We pay an affiliate of the Sponsor a total of $35,000 per month for office space, utilities and secretarial and administrative support. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Other than to HPS or the HPS Funds, in connection with potentially providing financing or other investments in connection with our initial business combination, in no event will the Sponsor or any of our existing officers or directors, or any entity with which the Sponsor or officers are affiliated, be paid any finder's fee, reimbursement, consulting fee, monies in respect of any payment of a loan or other compensation by the company prior to, or in connection with any, services rendered in order to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is) except for fees to two of our executive officers. In October 2018, we agreed to pay our President a fee of $12,500 per month. From the time of the Trine IPO through January 31, 2020, one-half of the monthly fee accrued and was payable monthly and one-half of the monthly fee accrued and will become payable on the consummation of our initial business combination. On August 26, 2020, the date of execution of the Merger Agreement, our President agreed to stop receiving a monthly fee from Trine. From February 1, 2020, the entire monthly fee will accrue and become payable on the consummation of our initial business combination. Additionally, in November 2018, we agreed to pay our Chief Financial Officer a fee of approximately $16,667 per month. In March 2019, such amount increased to $25,000 per month, which will be payable until the earlier of the consummation of our initial business combination or our liquidation. The Sponsor, officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. We do not have a policy that prohibits the Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Our audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating an initial business combination.

        Trine did not make any equity awards to any of its executive officers or directors during the fiscal year ending December 31, 2019 and 2018. On November 12, 2018, the Initial Sponsor transferred 25,000 Founder Shares to each of Ms. Linden and Messrs. Nathanson, Zuaiter and Sander as compensation for their services as independent directors of Trine. No other executive officers or directors of Trine hold any outstanding equity awards in us as of December 31, 2019.

        After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our stockholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

        We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management's motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Securities Authorized for Issuance Under Equity Compensation Plans

        As of December 31, 2019, we had no equity compensation plans or outstanding equity awards. The following table is presented as of December 31, 2019 in accordance with SEC requirements:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	—	—	—

Limitation on Liability and Indemnification of Officers and Directors

        Our Existing Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Existing Charter provides that our directors will not be personally liable for monetary damages to us or stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

        We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Existing Charter. Our bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We purchased a policy of directors' and officers' liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any public shares they may have acquired in the Trine IPO or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial business combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the trust account, and not to seek recourse against the trust account for any reason whatsoever, including with respect to such indemnification.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

        We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF TRINE

        The following table shows summary historical financial data of Trine for the periods and as of the dates indicated.

        The summary historical financial data of Trine as of and for the years ended December 31, 2019 and 2018 was derived from the audited historical consolidated financial statements of Trine included elsewhere in this proxy statement/consent solicitation statement/prospectus. The summary historical financial data of Trine as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 was derived from the unaudited interim consolidated financial statements of Trine included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The following table should be read in conjunction with the sections entitled "Information About Trine" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Trine" and the historical financial statements and the notes and schedules related thereto, included elsewhere in this proxy statement/consent solicitation statement/prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved by the business following the Business Combination.

	For the Six Months Ended June 30,		For the year ended December 31,	For the Period From September 26, 2018 (inception) through December 31,
(in thousands, except share and per share data)	2020	2019	2019	2018
	(Unaudited)
Statement of Operations Data:
Loss from operations	$(1,008)	$(671)	$(1,857)	$(44)
Other income, net	$1,084	$2,205	$5,312	$—
Provision for income taxes	$(16)	$(322)	$(726)	$—
Net income (loss)	$59	$1,212	$2,729	$(44)
Weighted average shares outstanding, basic and diluted	9,033,344	7,804,138	8,348,930	6,525,000
Basic and diluted net loss per common share	$(0.09)	$(0.06)	$(0.18)	$(0.01)
Statement of Cash Flows Data:
Net cash used in operating activities	$(978)	$(1,799)	$(2,698)	$(47)
Net cash provided by (used) in investing activities	$230	$(299,217)	$(299,217)	$—
Net cash provided by financing activities	$670	$301,936	$301,934	$166

		As of December 31,
	As of June 30, 2020
(in thousands)		2019	2018
	(Unaudited)
Balance Sheet Data:
Total assets	$305,803	$305,125	$326
Total liabilities	$11,463	$10,844	$344
Total common stock subject to possible redemption	$289,340	$289,281	$—
Total stockholders' equity	$5,000	$5,000	$(19)

TRINE'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with "Summary Historical Financial Data for Trine," "Unaudited Pro Forma Condensed Combined Financial Statements," "Selected Historical Financial Information of Trine" and the Trine's consolidated financial statements, including the notes thereto, included elsewhere in this proxy statement/consent solicitation statement/prospectus. Certain statements in this "Trine's Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements that involve risks and uncertainties, such as statements regarding the Trine's plans, objectives, expectations and intentions. Trine's future results and financial condition may differ materially from those currently anticipated as a result of the factors described under sections titled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." In this section "we," "us" and "our" refer to Trine prior to the Business Combination and to the Post-Combination Company following the Business Combination.

Overview

        We are a blank check company formed under the laws of the State of Delaware on September 26, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar initial business combination with one or more target businesses. We intend to effectuate our initial business combination using cash from the proceeds of the Trine IPO and the sale of the private placement warrants that occurred simultaneously with the completion of the Trine IPO, our capital stock, debt or a combination of cash, stock and debt.

        The issuance of additional shares in connection with an initial business combination to the owners of the target or other investors:

  •
  may significantly dilute the equity interest of investors, which dilution would increase if the anti-dilution provisions in the Founder Shares resulted in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Founder Shares;

  •
  may subordinate the rights of holders of our common stock if preferred stock is issued with rights senior to those afforded our common stock;

  •
  could cause a change in control if a substantial number of shares of our common stock is issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

  •
  may have the effect of delaying or preventing a change of control of us by diluting the stock ownership or voting rights of a person seeking to obtain control of us; and

  •
  may adversely affect prevailing market prices for our Class A common stock and/or warrants.

        Similarly, if we issue debt securities or otherwise incur significant debt to bank or other lenders or the owners of a target, it could result in:

  •
  default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

  •
  acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

  •
  our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

  •
  our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

  •
  our inability to pay dividends on our common stock;

  •
  using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, our ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

  •
  limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

  •
  increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of our strategy; and

  •
  other purposes and other disadvantages compared to our competitors who have less debt.

        We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Recent Developments

Proposed Business Combination

        See "The Business Combination" elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

The Merger Agreement

        See "The Merger Agreement" elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

Subscription Agreements

        See "Other Agreements—Subscription Agreements" elsewhere in this proxy statement/consent solicitation statement/prospectus, which disclosure is incorporated herein by reference.

Results of Operations

        We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception to June 30, 2020 were organizational activities and those necessary to prepare for the Trine IPO, described below, and, after the Trine IPO, identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our business combination. We generate non-operating income in the form of interest income on marketable securities held in the trust account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

        For the three months ended June 30, 2020, we had a net loss of $180,232, which consisted of operating costs of $501,332, offset by interest income on marketable securities held in the trust account of $273,190 and an income tax benefit of $47,910.

        For the six months ended June 30, 2020, we had net income of $59,484, which consisted of interest income on marketable securities held in the trust account of $1,083,575 offset by operating costs of $1,007,848 and a provision for income taxes of $16,243.

        For the three months ended June 30, 2019, we had net income of $1,253,059, which consisted of interest income on marketable securities held in the trust account of $1,811,455 and an unrealized gain on marketable securities held in our trust account of $196,280, offset by operating costs of $433,962 and a provision for income taxes of $320,714.

        For the six months ended June 30, 2019, we had net income of $1,211,638, which consisted of interest income on marketable securities held in the trust account of $2,002,063 and an unrealized gain on marketable securities held in our trust account of $202,788, offset by operating costs of $671,133 and a provision for income taxes of $322,080.

        For the year ended December 31, 2019, we had net income of $2,729,032, which consisted of interest income on marketable securities held in the trust account of $5,142,140 and an unrealized gain on marketable securities held in our trust account of $169,784, offset by operating costs of $1,856,857 and a provision for income taxes of $726,035.

        For the period from September 28, 2018 (inception) through December 31, 2018, we had net loss of $43,693, which consisted of operating costs.

Liquidity and Capital Resources

        On March 19, 2019, we consummated the Trine IPO of 26,100,000 units at a price of $10.00 per unit, generating gross proceeds of $261,000,000. Simultaneously with the closing of the Trine IPO, we consummated the sale of 7,720,000 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $7,720,000.

        On March 29, 2019, in connection with the Underwriters' election to fully exercise of their over-allotment option, we consummated the sale of an additional 3,915,000 units and the sale of an additional 783,000 private placement warrants, generating total gross proceeds of $39,933,000.

        Following the Trine IPO, the exercise of the over-allotment option and the sale of the private placement warrants, a total of $300,150,000 was placed in the trust account. We incurred $17,082,640 in transaction costs, including $6,003,000 of underwriting fees, $10,505,250 of deferred underwriting fees and $574,390 of other offering costs.

        For the six months ended June 30, 2020, cash used in operating activities was $978,135, which was comprised on our net income of $59,484, interest earned on marketable securities held in the trust account of $1,083,575, a deferred tax benefit of $35,655 and changes in operating assets and liabilities, which provided $81,611 of cash from operating activities.

        For the six months ended June 30, 2019, cash used in operating activities was $1,798,838, which was comprised on our net income of $1,211,638, interest earned on marketable securities held in the trust account of $2,002,063, an unrealized gain on marketable securities held in our trust account of $202,788, deferred income taxes of $42,585 and changes in operating assets and liabilities, which used $848,210 of cash from operating activities.

        As of June 30, 2020, we had marketable securities held in the trust account of $305,382,095 (including approximately $5,232,000 of interest income and unrealized gains) consisting of cash and U.S. Treasury Bills with a maturity of 180 days or less. Interest income on the balance in the trust account may be used by us to pay taxes. Through June 30, 2020, we withdrew $1,163,404 of interest earned on the trust account to pay income taxes, of which $230,404 amounts were withdrawn during the six months ended June 30, 2020.

        We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less deferred underwriting commissions) to complete our initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

        At June 30, 2020, we had cash of $60,978 held outside the trust account. We intend to use the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

        On February 24, 2020, we issued a note in the principal amount of up to $1,500,000 to our Sponsor (the "2020 Note"). The 2020 Note bears no interest and is repayable in full upon consummation of our initial business combination. The Sponsor has the option to convert any unpaid balance of the 2020 Note into Working Capital Warrants equal to the principal amount of the 2020 Note so converted divided by $1.00. The terms of any such Working Capital Warrants will be identical to the terms of the private placement warrants. If we complete an initial business combination, we would repay such loaned amounts to the extent they are not converted into Working Capital Warrants. In the event that an initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. As of June 30, 2020, we borrowed an aggregate amount of $670,176 under the 2020 Note.

        We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such initial business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Off-Balance Sheet Arrangements

        We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

        We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $35,000 for office space, utilities and secretarial and administrative support. We began incurring these fees on March 14, 2019 and will continue to incur these fees monthly until the earlier of the completion of the initial business combination and Trine liquidation.

        The Underwriters are entitled to a deferred fee of $0.35 per unit, or $10,505,250 in the aggregate. The deferred fee will become payable to the Underwriters from the amounts held in the trust account solely in the event we complete an initial business combination. If we do not complete an initial business combination and subsequently liquidate, the trustee and the Underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account upon liquidation, and (ii) that the deferred underwriters' discounts and commissions will be distributed on a pro rata basis, including interest earned on the funds held in the trust account and not previously released to us to pay taxes to the public stockholders.

Policies

        The preparation of condensed financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common Stock Subject to Possible Redemption

        We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders' equity section of our condensed balance sheets.

Net Loss Per Common Share

        We apply the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic net loss per share since such shares, if redeemed, only participate in their pro rata share of the trust account earnings. Our net income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the trust account and not our income or losses.

Recent Accounting Standards

        Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures About Market Risk

        Following the consummation of the Trine IPO, the net proceeds of the Trine IPO, including amounts in the trust account, may be invested in U.S. government treasury bills, notes or bonds with a maturity of 180 days or less or in certain money market funds that invest solely in US treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF TRINE AND THE POST-COMBINATION COMPANY

        The following table and accompanying footnotes set forth information known to Trine regarding (i) the actual beneficial ownership of Trine's Class A common stock and Class B common stock, as of October 30, 2020 and (ii) expected beneficial ownership of the Post-Combination Company immediately following consummation of the Business Combination, assuming no Public Shares of Trine are redeemed, and alternatively that all Public Shares of Trine are redeemed, by:

  •
  each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of common stock of Trine or the Post-Combination Company, as applicable;

  •
  each of Trine's current directors and named executive officers;

  •
  each person who will become a director or named executive officer of the Post-Combination Company; and

  •
  all directors and officers of Trine, as a group, and of the Post-Combination Company, as a group.

        The beneficial ownership of Trine's common stock is based on 30,015,000 shares of Class A common stock issued and outstanding and 7,503,750 shares of Class B common stock issued and outstanding as of October 30, 2020. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, Trine deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of October 30, 2020. Trine did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        The expected beneficial ownership of shares of the Post-Combination Company's common stock, assuming no Public Shares of Trine are redeemed, has been determined based upon the following: (i) no public stockholder has exercised its redemption rights to receive cash from Trine's trust account in exchange for its Public Shares and Trine has not issued any additional shares of its Class A common stock; (ii) 27,497,500 shares of common stock have been issued in pursuant to the Subscription Agreements; and (iii) there will be an aggregate of                 shares of the Post-Combination Company's common stock issued and outstanding at the closing of the Business Combination.

        The expected beneficial ownership of shares of the Post-Combination Company's common stock, assuming all Public Shares of Trine have been redeemed, has been determined based on the following: (i) public stockholders have exercised their redemption rights with respect to approximately 30,015,000 shares of Trine's Class A common stock; (ii) 27,497,500 shares of common stock have been issued in pursuant to the Subscription Agreements; and (iii) there will be an aggregate of                shares of the Post-Combination Company's common stock issued and outstanding at the closing of the Business Combination.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

        Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock.

	Before the Business Combination				After the Business Combination
	Class A		Class B		Assuming No Redemption		Assuming Redemption of All Public Shares
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Class	Number of Shares Beneficially Owned(2)	Percentage of Class	Numbers of Shares Beneficially Owned	Percentage of Class	Numbers of Shares Beneficially Owned	Percentage of Class
Principal Stockholders:
Trine Sponsor IH, LLC(3)	—	—	7,403,750	98.67%	7,403,750		7,403,750
Robin Trine Holdings, LLC(3)	—	—	7,403,750	98.67%	7,403,750		7,403,750
HPS Investment Partners, LLC(3)	—	—	7,403,750	98.67%	7,403,750		7,403,750
Omni Partners LLP(4)	2,452,849	8.17%	—	—	2,452,849		—	—
Polar Asset Management Partners Inc.(5)	2,400,000	8.00%	—	—	2,400,000		—	—
William H. Miller III Living Trust(6)	2,323,780	7.74%	—	—	2,323,780		—	—
Periscope Capital Inc.(7)	1,637,500	5.50%	—	—	1,637,500		—	—
RP Investment Advisors LP(8)	1,515,000	5.50%	—	—	1,515,000		—	—
Millennium Management LLC(9)	1,500,365	5.00%	—	—	1,500,365		—	—
KPCB Holdings, Inc., as nominee	—	—	—	—
Entities affiliated with Lux Ventures	—	—	—	—
Entities affiliated with New Enterprise Associates	—	—	—	—
Directors and Named Executive Officers of Trine:
Leo Hindery, Jr.(3)	—	—	7,403,750	98.67%	7,403,750		7,403,750
Josephine Linden	—	—	25,000	*	25,000		25,000
M. Ian G. Gilchrist	—	—	—	—	—		—
Pierre M. Henry	—	—	—	—	—		—
Marc Nathanson	—	—	25,000	*	25,000		25,000
Kent R. Sander	—	—	25,000	*	25,000		25,000
Abbas F. Zuaiter	—	—	25,000	*	25,000		25,000
Directors and executive officers of Trine as a group of (9 individuals)	—	—	7,503,750	100.00%
Directors and Named Executive Officers of the Post-Combination Company
Ric Fulop	—	—	—	—
Steve Billow	—	—	—	—
Michael Rubino	—	—	—	—
Vu Tuan Anh TranPham	—	—	—	—
Dayna Grayson	—	—	—	—
Wen Hsieh	—	—	—	—
Leo Hindery, Jr.(3)	—	—	7,403,750	98.67%	7,403,750		7,403,750
Jeff Immelt	—	—	—	—
Byron Knight	—	—	—	—
Stephen Nigro	—	—	—	—
Steve Papa	—	—	—	—
Andy Wheeler	—	—	—	—
Bilal Zuberi	—	—	—	—
Directors and executive officers of the Post-Combination Company as a group (15 individuals)	—	—	7,403,750	98.67%

*
Less than one percent.

(1)
Except as described in the footnotes below and subject to applicable community property laws and similar laws, Trine believes that each person listed above has sole voting and investment power with respect to such shares. Unless otherwise noted, the business address of each of the following entities or individuals, prior to the consummation Business Combination, is c/o Trine Acquisition Corp., 405 Lexington Avenue, 48th Floor, New York, NY 10174, and following the consummation of the Business Combination, is c/o Desktop Metal, Inc., 63 3rd Ave., Burlington, MA 01803.

(2)
Shares of Class B common stock are referred to as "Founder Shares". The Founder Shares will convert into Class A common stock at the time of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. Beneficial ownership of Class B common stock reflected in this table has not been also reflected as beneficial ownership of the Class A common stock into which such shares may be converted.

(3)
Trine Sponsor IH, LLC, the Sponsor, is the record holder of such shares. Robin Trine Holdings, LLC ("RTH") and HPS Investment Partners, LLC ("HPS") are the members of the Sponsor, and as such each of HPS and RTH has appointed a member to the board of the Sponsor, which board has voting and investment discretion with respect to the common stock held of record by the Sponsor. Leo Hindery, Jr., our Chairman and Chief Executive Officer, is the managing member of RTH. Based on the foregoing, Mr. Hindery, RTH and HPS may be deemed to have shared beneficial ownership of the common stock held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of Mr. Hindery and RTH is 405 Lexington Avenue, 48th Floor, New York, New York 10174. The business address of HPS is 40 West 57th Street, 33rd Floor, New York, NY 10019.

(4)
According to Schedule 13G/A, filed on February 24, 2020 by Omni Partners LLP, address of such party is 4th Floor, 15 Golden Square, London W1F 9JG, UK.

(5)
According to Schedule 13G, filed on February 13, 2020 by Polar Asset Management Partners Inc., the business address of such party is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada. Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company ("PMSMF") and certain managed accounts (together with PMSMF, the "Polar Vehicles"), with respect to the shares of Class A common stock directly held by the Polar Vehicles.

(6)
According to Schedule 13G, filed on September 21, 2020 by William H. Miller III Living Trust, (the "Trust") the business address of such party is One South Street, Suite 2550, Baltimore, Maryland 21202. The Trust is the sole beneficial owner of 500,000 shares of Class A common stock and is also deemed to be the beneficial owner of 1,823,780 shares of Class A common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.

(7)
According to Schedule 13G, filed on February 14, 2020 by Periscope Capital Inc., the business address of such party is 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2. Periscope Capital, which is the beneficial owner of 1,249,300 shares of Class A common stock, acts as investment manager of, and exercises investment discretion with respect to certain private investment funds that collectively directly own 388,200 shares of Class A common stock.

(8)
According to Schedule 13G, filed on February 14, 2020 by RP Investment Advisors LP, RP Debt Opportunities Fund LTD. And RP Select Opportunities Master Fund Ltd., the business address of such parties is 39 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3. RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd. are the record and direct beneficial owners of the securities referenced. RP Investment Advisors LP is the investment advisor of, and may be deemed to beneficially own securities owned by, RP Debt Opportunities Fund Ltd. and RP Select Opportunities Master Fund Ltd.

(9)
According to Schedule 13G/A, filed on January 6, 2020 by Integrated Core Strategies (US) LLC, Riverview Group LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander (collectively, the "Millennium Parties"), the business address of such parties is 666 Fifth Avenue, New York, New York 10103. The Millennium Parties hold 250,000 of the units and 1,250,365 shares of Class A common stock. Such securities are held through (i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), which beneficially owned 250,000 of the units and 500,000 shares of the Class A Common Stock; and (ii) Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), which beneficially owned 750,365 shares of the Class A Common Stock. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group.

        Trine's Initial Stockholders beneficially own 20% of Trine's issued and outstanding shares of common stock as of the Trine Record Date. Because of this ownership block, the Initial Stockholders may be able to effectively exercise influence the outcome of all matters requiring approval by our stockholders, including the election of directors, amendments to our Existing Charter and approval of significant corporate transactions, including approval of our initial business combination.

        The holders of the Founder Shares have agreed (A) to vote any shares owned by them in favor of any proposed initial business combination and (B) not to redeem any shares in connection with a stockholder vote to approve a proposed initial business combination.

 INFORMATION ABOUT DESKTOP METAL

        Unless the context otherwise requires, all references in this section to "we," "us," or "our" refer to Desktop Metal, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Company Overview

        Desktop Metal is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. We offer a portfolio of integrated additive manufacturing solutions for engineers, designers and manufacturers comprised of hardware, software, materials and services. Our solutions span use cases across the product life cycle, from product development to mass production and aftermarket operations, and they address an array of industries, including automotive, aerospace, healthcare, consumer products, heavy industry, machine design and research and development.

        At Desktop Metal, we believe additive manufacturing, commonly referred to as 3D printing, is one of the most exciting and transformational technology innovations of our time. It has the capacity to change the way parts of nearly all materials are designed, manufactured and sold around the world, and it provides businesses of all sizes the means to make high-performance products faster, more sustainably, and at costs and volumes competitive with conventional manufacturing processes. Our mission is to make additive manufacturing accessible to all engineers, designers and manufacturers. In doing so, we believe we will empower businesses to adopt radical, new approaches to design and production and enable the success of many of the high-growth industries that will drive global economic growth in the years to come.

        Additive manufacturing represents a paradigm shift for global manufacturing, which is a $12 trillion industry, according to estimates from A.T. Kearney. It is a radical change from conventional manufacturing processes such as casting, stamping, molding or computer numerical controlled ("CNC") machining. These conventional processes present numerous business hurdles, including long lead times, geometric and design limitations, minimum order quantities, and upfront costs associated with manufacturing tooling, such as molds, dies, jigs, or fixtures. These constraints often prevent or delay businesses from reacting rapidly to supply chain disruptions or shifts in customer demand with introductions of new, high-performing and cost-effective products. By eliminating tooling requirements, additive manufacturing offers the potential to overcome many of these hurdles and allows for breakthroughs in materials, product design and supply chain flexibility. We believe there is significant demand for additive manufacturing technology but that existing additive manufacturing solutions have fallen short of the throughput, repeatability, part quality and economics that manufacturers need to drive wider adoption. As a result, manufacturers' use of current 3D printing technologies is focused on design and prototyping applications rather than volume production of end-use parts.

        The additive manufacturing industry is now at a major inflection point. According to the Wohlers Report 2020 and management estimates, the global additive manufacturing market, which includes spending on systems, materials, parts and other 3D printing software and services, is expected to grow from $12 billion in 2019 to $146 billion in 2030 at a compound annual growth rate of approximately 25%. This rapid growth is being driven, in part, by a new generation of additive manufacturing technologies that enable high-volume and end-use parts production. With our broad portfolio of additive manufacturing solutions, we believe Desktop Metal is at the forefront of this transformation with the potential to help businesses realize the promise of additive manufacturing across a wide range of vertical markets.

        Our potential to capitalize on this significant opportunity set is rooted in our deep experience in and commitment to research and development. Our engineering efforts are led by a team of world-renowned experts in advanced manufacturing, material science and robotics, including four MIT professors. Since our founding in 2015, we have invested significant resources in developing an extensive portfolio of proprietary and differentiated technologies, with a focus on making additive manufacturing an easy-to-use, economic and scalable solution. Our product platforms, which incorporate these technologies, offer several key advantages over competitive additive manufacturing technologies and provide our customers with several price points depending on their desired features and applications. Our announced additive manufacturing solutions are as follows:

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  Production System is an industrial manufacturing solution designed to achieve speeds up to 100 times those of legacy powder bed fusion ("PBF") additive manufacturing technologies, enabling production quantities of up to millions of parts per year at costs competitive with conventional mass production techniques. Production System is scheduled to begin volume commercial shipments in 2021.

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  Shop System is designed to bring metal additive manufacturing to machine and job shops with an affordable, turnkey solution that achieves exceptional surface finish parts with rich feature detail at speeds up to 10 times those of legacy PBF additive manufacturing technologies. Shop System is scheduled to begin volume commercial shipments in late 2020.

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  Studio System is an office-friendly metal additive manufacturing system that minimizes requirements for special facilities or expensive environmental, health, and safety ("EHS") equipment as compared to legacy PBF additive manufacturing technologies. It also simplifies the production of low volumes of complex, high-quality metal parts in-house through an integrated software workflow. Studio System has been shipping in volume since the fourth quarter of 2018.

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  Fiber is a desktop 3D printer designed to produce composite parts reinforced with aerospace- and industrial-grade continuous fiber tape, unlocking superior part strength with high-performance materials starting at an affordable annual subscription price. Fiber is scheduled to begin volume commercial shipments in late 2020.

        We have constructed a leading distribution channel for additive manufacturing solutions to reach a broad audience and to market, sell, and support our products. Our network of third-party value-added resellers and agents (our "resellers") covers over 60 countries around the world and is composed of sales and distribution professionals with decades of experience in digital manufacturing technologies. This enables us to sell and service our products at-scale in markets globally and is designed to produce substantial operational leverage as we execute our strategy.

        At our core, we are a company of innovators. We are led by visionary technologists and a team of proven leaders with experience bringing emerging technologies to market across the hardware, materials and software sectors. Our technologies have the potential to empower engineers and designers to easily access additive manufacturing and drive new application discovery as well as provide manufacturers with reliable and high-performance solutions that facilitate the production of innovative designs in high volumes. We believe that, taken together, these core competencies will propel us towards helping businesses realize the true promise of additive manufacturing.

Industry Background

Conventional manufacturing processes have numerous shortcomings.

        Historically, processes such as casting, stamping, molding and machining have dominated global manufacturing, which is a $12 trillion industry, according to estimates by A.T. Kearney. These conventional and subtractive manufacturing techniques have numerous limitations. Most require high upfront expenses in the form of tools, such as molds, dies, jigs or fixtures. Designing and manufacturing these tools can result in long lead times for parts as well as minimum volume requirements in order to achieve cost efficiencies. Tooling requirements associated with casting, stamping, and molding also leave little room for design iteration without increasing time-to-market and development costs. New parts and design changes often require a new mold, thereby slowing the pace at which businesses can introduce new products and react to shifts in market preferences and making it difficult to compete effectively. CNC machining is an alternative to stamping, casting and molding that does not require a mold or die, enabling lower-volume production with reduced lead times. However, because CNC machining is a subtractive process in which material is removed from a solid block to create a part, it typically results in higher part costs and significant material waste. In addition, the CNC machining process often requires heavy involvement from specialist technicians, and machine programming can be time intensive. Each of these conventional manufacturing processes also creates design restrictions that can result in significantly higher part weights and costs or require assemblies, adversely impacting performance in favor of manufacturability and driving additional manufacturing and supply chain complexity.

Additive manufacturing has the potential to address the limitations of conventional manufacturing.

        Additive manufacturing addresses many of the limitations of conventional manufacturing through a combination of flexibility, ease of use and cost, making it an efficient and effective process across the product life cycle, from design and prototyping to production. Additive manufacturing is a digital manufacturing process that produces 3D objects from digital models through the repeated deposition of thin layers of material. This process eliminates the need for tooling inputs and provides a range of benefits including:

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  Accelerated time-to-market.  Businesses can manufacture design files at the push of a button with no tooling required. While design cycles for conventional manufacturing can take weeks or months, additive manufacturing can shorten this cycle to days due to the ability to rapidly switch between or iterate on designs without excessive delay. Such improvements in time-to-market for new products can help businesses react more rapidly to shifts in customer demand.

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  Design flexibility.  Conventional manufacturing can force design comprises as a result of subtractive manufacturing processes or the use of tools. While 3D printing may involve design guidelines primarily to reduce dependency on supports and optimize process success, designers generally have freedom to produce geometries not possible or economically feasible with conventional manufacturing. As an example, with additive manufacturing, designers can produce intricate organic or complex, lattice shapes that are optimized for strength and functional performance to reduce weight and material usage.

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  Assembly consolidation.  Improved design flexibility enables the consolidation of sub-assemblies into single parts, which can improve reliability by reducing the number of failure points in a product. Decreasing part quantity is also a productivity breakthrough for many businesses. With fewer unique parts to fabricate, procure, store and assemble, businesses can drastically simplify their supply chains.

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  Mass customization.  Additive manufacturing enables the customization and production of designs at scale, eliminating costs traditionally associated with multiple tools and tooling changeover as well as reducing the risk of excess inventory and material obsolescence. Each part printed using additive manufacturing can be identical to or radically different from the other parts within a given print. Several end markets, including audiology and dental, have already leveraged mass customization through additive manufacturing to improve the aesthetics and performance of parts.

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  Supply chain re-engineering.  Additive manufacturing suitable for end-use parts production can improve supply chains by enabling on-demand manufacturing in distributed locations. Decentralized networks of additive manufacturing systems with low tooling and set-up costs can replace centralized facilities with conventional manufacturing equipment. In addition, producing parts near the point and time of demand can significantly reduce lead times, inventories, and dependencies on forecasting without incurring additional costs related to logistics and customs.

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  Sustainable manufacturing.  Additive manufacturing is a more efficient production process than subtractive techniques, such as CNC machining. It requires fewer material inputs and reduces material waste. By enabling optimized geometries lighter than conventionally manufactured counterparts, additive manufacturing can also lead to downstream sustainability benefits, including reduced fuel consumption in industries such as automotive and aerospace. In addition, by reducing supply chain complexity, additive manufacturing can reduce emissions from transporting physical goods around the world.

Many businesses are motivated to deploy additive manufacturing to improve production processes at-scale.

        Many businesses faced with increased global competition and rapidly changing market preferences are turning to additive manufacturing to overcome the limitations of conventional manufacturing and provide a competitive advantage. According to an Ernst & Young global survey, 83% of industrial businesses in 2019 were either already applying or considering applying additive manufacturing technologies, a significant increase from 36% in 2016. According to the Wohlers Report 2020, spending on additive manufacturing products and services roughly doubled from $6 billion to $12 billion during this same period. While many businesses still value the rapid prototyping benefits of additive manufacturing, they are also eager to realize benefits largely related to end-use part production. According to Ernst & Young, over 50% of industrial businesses expect to use additive manufacturing to produce products that better meet customer requirements; reduce logistics efforts, transport and inventories; and manufacture existing products at lower costs.

Most existing additive manufacturing technologies primarily focus on design & prototyping applications.

        Most commercially available 3D printers leverage legacy additive manufacturing technologies including fused filament fabrication ("FFF"), stereolithography ("SLA"), and PBF. These first-generation additive technologies build parts by tracing each layer using a single point or multiple points, such as an extrusion nozzle in FFF printers or a laser in SLA and PBF systems. While these technologies have evolved significantly since the early 2000s, they can typically only increase part throughput with additional time or systems, which limits customers' ability to increase production without also increasing their equipment costs. Many existing additive manufacturing solutions consequently continue to focus on design and prototyping use cases or other low volume production applications where design flexibility and turnaround time are important to customers, but costs and throughput are not.

As a result, businesses still face hurdles in adopting legacy additive manufacturing for end-use production.

        While the growth of additive manufacturing has accelerated in recent years, many companies still hesitate to fully adopt the existing, legacy technologies to produce end-use parts, preventing them from realizing the full benefits of additive manufacturing. Ernst & Young found that only 18% of industrial businesses in 2019 used additive manufacturing for end-use parts, lagging other use cases such as rapid prototyping. Because these existing, legacy technologies are better suited to design and prototyping applications, businesses pursuing additive manufacturing solutions face significant barriers to adopting these technologies for end-use applications. Using legacy additive manufacturing technologies to make end-use parts can be expensive, particularly for businesses under margin pressure. This is due to the high costs of legacy additive manufacturing equipment and related consumable materials, which are often priced at high levels by vendors to compensate for the low productivity of their systems. When combined with the limited throughput of these legacy additive manufacturing technologies, high upfront and operating costs result in part costs that typically cannot compete with conventional manufacturing. Consequently, business in industries that require inexpensive parts in large quantities, such as automotive and consumer products, face challenges in adopting additive manufacturing for end-use parts production.

Our Market Opportunity

        In part as a result of the drawbacks of these legacy additive manufacturing technologies, businesses of all sizes are engaging Desktop Metal to begin their deployment of additive manufacturing for scalable, end-use parts production. We believe our product portfolio enables customers to capture value at every stage in the product lifecycle from research and development to the high-volume mass production of end-use parts. We provide easy-to-use, high-throughput, and integrated additive manufacturing solutions comprised of hardware, software, materials, and services. Our solutions expand the addressable market for additive manufacturing by facilitating applications in vertical markets that have been restricted from adopting additive manufacturing due to cost and productivity hurdles, such as automotive, consumer products, heavy industry and machine design. As a result, we believe we are at the forefront of the next generation of companies that will drive the accelerated adoption of additive manufacturing for end-use parts, whereas legacy additive manufacturing technologies are primarily focused on enabling rapid prototyping. According to the Wohlers Report 2020 and management estimates, this market will grow from $12 billion in 2019 to $146 billion in 2030 at compound annual growth rate of approximately 25%, as additive manufacturing displaces conventional manufacturing across a growing range of industrial applications.

Our Growth Strategy

        The key elements of our strategy for growth include the following:

Expand our product offerings with a focus on integrated solutions that make additive manufacturing suitable for production applications and accessible to a broad audience.

        We believe the adoption of additive manufacturing, particularly for end-use parts, is driven by the availability of solutions that offer a tool-free, digital path to producing large quantities of parts that are both higher performance and lower cost than achievable through conventional manufacturing processes. Our product portfolio includes additive manufacturing technologies designed for volume production, and we intend to continue investing significant resources in enhancing these solutions and developing technologies with breakthrough advances in print speed and other process parameters to deliver the highest throughput systems and lowest part costs in the additive manufacturing market. We believe that such improvements will encourage customer investment in additive manufacturing across a range of industrial applications and vertical markets where conventional manufacturing has customarily held cost and volume advantages. Improved system productivity and economics will expand our market opportunity and enable customers to enjoy the benefits of additive manufacturing at-scale, including lighter, more sustainable parts and a digital supply chain. Our solutions focused on volume production also enable us to capture recurring revenue streams through the sales of consumables and service contracts. We are also committed to lowering the barriers to adopting such additive manufacturing solutions by providing integrated, turnkey experiences that reduce workflow complexity and include all the software, hardware, and materials required to produce end-use parts. To accomplish this, we intend to continue investing in software, materials, and sintering technologies complementary to our 3D printers that enable ease of use and broad adoption across a wide set of customers with varying levels of experience with additive manufacturing.

Qualify additional materials to reach new verticals and expand our addressable market

        Our current product portfolio supports 3D printing using an array of materials, including Polyetheretherketone ("PEEK") and Polyetherketoneketone ("PEKK") composites, stainless steels, tool steels, low alloy steels, precious metals and ceramics, and we are in the process qualifying additional materials for printing. Our metal additive manufacturing systems are designed using sintering-based, powder metallurgy processes, for which there are hundreds of metal alloys and ceramics with well-characterized and high-quality material properties. These powder metallurgy materials offer a broad set of materials for us to evaluate and qualify for use with our metal additive manufacturing solutions. Our Production System also provides an open platform for customers to develop and print with specialized materials that are either proprietary to them or not included on our internal development roadmap. By qualifying additional industrial materials on our systems and enabling customers to do the same, we believe we can serve a broader customer base and address new applications and vertical markets, thereby expanding market share of our solutions and helping drive adoption of additive manufacturing.

Establish a robust parts-as-a-service offering

        We envision establishing a parts-as-a-service offering in which we directly manufacture parts for sale to our customers. This offering will enable us to provide a more holistic suite of solutions for our customers. For example, providing parts-as-a-service enables customers to leverage our technology with a lower initial capital expenditure investment before bringing their production in-house when they are ready to purchase our additive manufacturing systems. We believe such services will facilitate lead generation for our additive manufacturing systems at-scale and enable high-performance and specialized applications using new materials ahead of broader market introduction. In addition, as we expand our use of innovative business models such as hardware-as-a-service, in which we provide customers access to our systems on a limited time basis for a recurring annual subscription fee, a parts-as-a-service offering will enable us to leverage depreciated additive manufacturing systems returned by customers upgrading to a newer generation of systems. To date we have not recognized any revenue from either the parts-as-a-service or the hardware-as-a-service business models.

Extend our distribution channels and reach

        We have a leading global distribution network consisting of over 80 resellers covering more than 60 countries around the world. We intend to extend this distribution network by adding further geographic coverage and sales capacity as well as developing industry-specific expertise to drive penetration in vertical markets such as automotive, aerospace, medical, and consumer products. We also expect to continue building out a high-velocity sales channel for lower price point products, such as Fiber, by partnering with additional volume distributors of software and hardware as well as expanding our internal sales infrastructure and online sales presence. To augment the reach of our distribution network, we intend to grow our direct sales efforts focused primarily on serving major accounts and expanding our footprint within multinational or Fortune 500 organizations.

Build a diverse, global customer base

        We believe that our success depends, in part, on our ability to develop a diverse, global customer base to reduce risks associated with revenue concentration in any single geographic region or industry. Our customers today include businesses of all sizes, ranging from small and medium enterprises to Fortune 500 organizations and span many industries and applications, including aerospace, automotive, consumer products, medical devices, heavy industry, and research and development. We aim to leverage our global distribution network to reach new customers broadly as well as opportunities in targeted industries and geographies. We believe this diversification will also allow us to identify new applications for which our solutions are appropriate and provide us with customer feedback to assist our product development efforts and ensure we are addressing a broad range of market needs.

Promote awareness through training and education

        As businesses increasingly embrace additive manufacturing over the next decade, we intend to educate the market on best practices for adoption of the technology across the entire product life cycle. Our leadership position provides a platform to deliver this education both for our existing customers and the market as a whole. Such education is a critical component of our sales and marketing efforts. We believe businesses that are well-informed or that have firsthand experience of the benefits of our additive manufacturing solutions relative to conventional manufacturing are more likely to purchase and expand their use of our products and services over time. To drive such awareness, we are developing rich additive manufacturing content and curricula for delivery through both online and in-person media, including classes, programs, certifications, and professional services. We also intend to develop global centers of excellence, leveraging our own headquarters in conjunction with our distribution network's presences, to serve as showrooms, learning facilities and focal points for additive manufacturing-focused professional services.

Pursue strategic acquisitions and partnerships

        We intend to selectively pursue acquisitions and/or equity investments in businesses that represent a strategic fit and are consistent with our overall growth strategy. Such partnerships would allow us to accelerate market penetration of our additive manufacturing solutions by enabling expansion of our product portfolio, access to new markets, and a stronger value proposition for our customers while delivering margin improvements and increased customer lifetime value. We believe that because of our core focus on engineering and technology development as well as our unique distribution network, we will be able to integrate and drive adoption of new technologies and capabilities acquired via strategic partnerships.

Our Competitive Strengths

        We are a pioneer in the additive manufacturing industry with a mission to make the technology accessible to all designers, engineers, and manufacturers. We believe our collective expertise coupled with the following competitive strengths, will allow us to maintain and extend a leadership position in next-generation additive manufacturing and expand our market opportunity:

Differentiated and proprietary technology platform

        Over the last five years, we have invested significant resources in developing proprietary technologies across hardware, software and materials science to accelerate the widespread adoption of additive manufacturing. These technologies serve as the foundation of our additive manufacturing solutions. Our key print process innovations include:

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  Single Pass Jetting ("SPJ").  A powder metallurgy-based process in which all the sequential steps of conventional binder jetting are combined and applied with each pass of a single print carriage, leading to significant increases in printer throughput and improvements in part costs.

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  Bound Metal Deposition ("BMD").  A powder metallurgy-based process in which loose powders and dangerous lasers commonly associated with 3D printing are eliminated in favor of bound metal rods to shape parts layer-by-layer, leading to reductions in requirements for special facilities.

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  Micro Automated Fiber Placement ("Micro AFP").  A process in which tape pre-impregnated with continuous fiber ("continuous fiber prepreg tape") is deposited along a part's critical load paths in combination with chopped fiber filament to build high-strength and high-resolution parts with aerospace- and industrial-grade materials.

        In addition to these process innovations, we have developed purpose-built, proprietary sintering technology that delivers industrial-strength sintering in an office-friendly package as well as breakthrough sintering process simulation software. These fundamental technologies represent the cornerstones of our future product introductions and are critical to enhancing our existing offerings. Elements of these technologies and processes are protected by our know-how and by over 120 patents or pending patent applications.

Broad product portfolio

        Every organization has a different challenge or application that drives its consideration of additive manufacturing. We offer our customers a range of solutions spanning multiple price points, materials, throughput levels, operating environments, and technologies to enable businesses to find the solution that solves their specific pain point and achieves their goals. Our broad product portfolio covers a spectrum of use cases, scaling with customer needs from entry-level, office-friendly additive manufacturing systems for low volume production of metal or composite parts to high-end, industrial additive manufacturing systems for mass production of low-cost metal parts. In addition, it eliminates the need for customers to source products for different applications from multiple third-party vendors, giving us a market advantage relative to competitors with a more limited set of solutions.

High printer throughput

        We believe that our proprietary SPJ technology and each of our binder jet product platforms enables the highest rate of metal parts production among competing additive manufacturing systems for a given layer resolution. The Production System, which is designed to achieve print speeds of up to

12,000 cubic centimeters per hour at a 65-micron printed layer height, can enable customers to manufacture up to hundreds of thousands or even millions of parts per year using additive manufacturing, unlocking new applications due to improved part costs and enhanced design flexibility. Our additive manufacturing solutions employ additional, proprietary technology innovations as a means to overcome some of the challenges that arise with high-speed metal 3D printing and ensure part consistency and accuracy. Through continued advances in underlying hardware and our own technology and processes, we believe that our products' print speeds will continue to increase, driving down the cost of parts produced on our additive manufacturing systems. This will further differentiate our solutions from competitors while also improving our ability to compete with conventional manufacturing processes at larger quantities of parts and across a wider range of applications.

Integrated, turnkey solutions

        We provide our customers with easy-to-use and end-to-end, turnkey solutions for additive manufacturing without the need for additional third-party equipment. We believe our compelling user experience across our product portfolio begins with cohesive and modern software applications for efficient printer build preparation and communication with our additive manufacturing systems, which receive feature enhancements via over-the-air or offline firmware updates. For our solutions related to metal additive manufacturing, which is a complex process that involves multiple steps to go from a digital file to a metal part, we have developed a furnace using proprietary technology purpose-built to provide industrial strength, partial-pressure and vacuum-enabled sintering in an office-friendly package. Sintering is a critical step for powder metallurgy-based metal additive manufacturing processes. Our furnace, which is designed to achieve temperatures up to 1,400 degrees Celsius and can fit through ADA-compliant doors, enables Studio System and Shop System customers with minimal additive manufacturing experience or materials expertise to process high-density, complex metal parts entirely in-house without third-party equipment required. We also provide a range of consumables and materials optimized for use with our additive manufacturing systems and designed to enable high-quality parts.

Global distribution capabilities

        We have developed an industry-leading global distribution network for our metal and composite additive manufacturing solutions consisting of over 80 resellers covering over 60 countries around the world and within a short drive of a significant portion of worldwide manufacturing sector locations. Our resellers, who have extensive experience across digital modeling, 3D printing, and metal manufacturing processes, provide marketing, sales, application engineering, and local support services for end users across an array of vertical markets. They also bring an existing base of customers into which we can drive awareness of and ultimately sell our additive manufacturing solutions.

Visionary and experienced management team

        Our management team has deep operational experience bringing emerging technologies to market across the hardware and software sectors. In engineering, we are led by accomplished and visionary technologists across the additive manufacturing, robotics, and materials science industries, including a lead inventor of binder jetting and an industry authority in powder metallurgy. Our commercialization efforts are managed by individuals with prior successes in building and growing indirect, channel-driven sales organizations.

Our Product Platforms

        Since our founding in 2015, we have developed an extensive portfolio of proprietary technologies that form the foundation of our integrated additive manufacturing solutions, which are comprised of hardware, software, materials and services.

Production System

        Created by leading inventors of binder jetting and single-pass inkjet technology, the Production System is designed to be the fastest way to 3D print metal parts at scale.

        Scheduled to begin volume commercial shipments in 2021 and operational at select customers today, the Production System leverages our patent pending SPJ technology to achieve print speeds up to 12,000 cubic centimeters per hour at a 65-micron printed layer height. SPJ represents a significant step forward from conventional binder jetting, which uses multiple carriages to complete the steps required to print each layer, including depositing, spreading, and compacting a thin layer of powder in a "build box" and then depositing and drying liquid binding agent ("binder") in the regions that will form parts. The sequential nature of this conventional process adds time per layer and reduces productivity. SPJ consolidates these steps into the motion of a single print carriage over the build box while advance binder chemistry eliminates the drying step. As a result, SPJ dramatically reduces print time and increases mechanical efficiency. In addition, the Production System print carriage features a mirrored design that allows it to print bi-directionally, removing wasted motion during printing and delivering speeds up to 100 times those of legacy PBF additive manufacturing technologies. This throughput advantage is reinforced by an open material platform that allows customers to use low-cost, third-party metal injection molding ("MIM") powders. As a result, the Production System can produce parts at costs competitive with conventional mass production techniques such as casting or MIM for quantities up to hundreds of thousands of units. In addition, the Production System's process enables the re-use of reclaimed metal powder, resulting in near zero waste and further improving part costs.

        The Production System also leverages other proprietary innovations to ensure accuracy and reliability at high print speeds, including:

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  Constant wave spreading.  During printing, the Production System maintains a constant powder wave in front of printhead carriage, designed to ensure uniform layer thickness and density throughout the entire build box and resulting in more consistent parts within each build.

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  Anti-ballistics technology.  Using patented technology, the Production System maintains a controlled environment below the printhead to minimize binder and powder particle splash back, which can occur during high-speed printing, designed to drastically reduce variability in the printing process while increasing the longevity of the printhead.

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  Real-time optical bed inspection.  An overhead camera monitors each layer to determine print defects and nozzle performance during printing and detect when automated printhead cleaning is required, minimizing and preventing part defects within each build.

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  Inert processing environment.  The Production System operates using an inert, chemically inactive processing environment across the printer and auxiliary processing equipment, including the powder processing unit and powder station. This enables support for a range of both non-reactive and reactive metals in a controlled fashion while also promoting consistent characteristics and quality across printed parts.

Key Production System benefits include:

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  Excellent part quality.  The Production System's 1200 dots per inch ("DPI") native printhead work in conjunction with constant wave spreading technology to enable the production of dense, high-quality parts capable of performing in the most demanding end-use applications.

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  Competitive part costs.  Customers can achieve part costs competitive with conventional mass production techniques as a result of the Production System's high-speed 3D printing combined with the ability to densely nest many parts in a single build and support for low-cost MIM powders readily available from third parties.

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  Leading repeatability.   Leveraging patented anti-ballistics technology and real-time optical print bed inspection, the Production System is designed to achieve the robust repeatability required to operate on the factory floor and produce end-use parts at-scale.

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  Wide material compatibility.  An inert processing environment, open material platform, and array of proprietary binders enable the Production System to support a variety of metals, ranging from stainless steels to reactive metals and high-performance super alloys.

        The Production System is currently in the testing and pilot production phase of development, and we are accepting orders for the solution.

Shop System

        The Shop System introduces high-quality binder jetting to the machine shop market. With the Shop System, businesses can reliably produce serial batches of complex, end-use metal parts in a fraction of the time and cost of conventional manufacturing and comparably priced additive manufacturing technologies.

        Scheduled to begin volume commercial shipments in late 2020, the Shop System prints using a single-pass binder jetting architecture, in which a high-resolution, page-wide printhead deposits binder in a single pass over the build box and a separate carriage is used for powder spreading. The printhead technology supports small droplet sizes and high nozzle density, enabling the daily production of hundreds of intricate parts with fine features. The Shop System is a turnkey solution with software that allows customers to automatically nest up to hundreds of parts in a single print and a configurable build volume printer designed to scale to a customer's desired throughput. It also includes a powder station that supports part depowdering prior to sintering and closed-loop powder recycling as well as our furnace technology with software & profiles optimized for mid-volume throughput of parts.

Key Shop System benefits include:

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  Easy to use and operate.  Designed with the modern machine shop in mind, the Shop System produces parts with excellent surface finish and resolution at the push of a button through its easy-to-use software interface. It features engineered powders and processing parameters optimized for use with the system to deliver exceptional quality and ensure repeatability.

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  High productivity.  Featuring a high-speed, single pass print carriage, the Shop System produces high-quality, complex metal parts up to 10 times the speed and at a fraction of the cost of legacy

    PBF additive manufacturing technologies, amplifying customers' existing output with up to hundreds of end-use metal parts per day.

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  Superior print quality.  Customers can print dense, complex parts with incredibly fine feature detail and surface finishes as low as four-micron roughness average (Ra) out of the furnace owing to the Shop System's high-resolution printhead.

        The Shop System is currently in the testing and pilot production phase of development, and we are accepting orders for the solution.

Studio System

        The Studio System is an office-friendly metal 3D printing system. Integrated through Desktop Metal's cloud-based Fabricate software, the turnkey solution delivers an automated workflow for producing complex metal parts in-house via additive manufacturing.

        Shipping in volume since the fourth quarter of 2018, the Studio System leverages our proprietary BMD technology, a powder metallurgy-based additive manufacturing process in which loose powders and dangerous lasers associated with legacy PBF additive manufacturing technologies are eliminated in favor of bound metal rods extruded through a nozzle to shape parts layer-by-layer. BMD minimizes requirements for special facilities or expensive EHS equipment as compared to legacy technologies and improves ease-of-use while enabling new features such as use of closed-cell infill for lightweight strength. The Studio System consists of three key components, the printer, debinder, and furnace, each of which has been designed in-house for simple installation and ease-of-use. In addition, the furnace, which is fully-automated and sized to fit through ADA-compliant doors, is built using proprietary technology that provides industrial-strength, vacuum-enabled sintering in an office friendly package, designed to ensure uniform heating and cooling without the residual stresses introduced into parts by legacy PBF additive manufacturing processes, which can result in poor part performance. Parts produced using the Studio System also feature our patented Separable Supports technology, which enables simplified post-processing and support removal relative to legacy PBF additive manufacturing technologies.

Key Studio System benefits include:

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  High-quality parts.  Users can easily 3D print difficult-to-machine parts with up to 98% density and featuring complex geometry like undercuts and internal channels. Fabricate software automates complicated metallurgical processes to produce high-quality parts with densities and feature accuracy similar to casting.

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  Easy to use.  Designed to simplify the otherwise complicated powder metallurgy process, the Studio System is built to make 3D printing metal parts as easy as uploading a design to Fabricate and pressing print with no guesswork or manual calculations required. Material changeovers are quick and easy, enabled by our unique, hot-swappable material cartridge design.

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  Designed for the office.  The Studio System is designed to seamlessly integrate 3D printing into design and engineering workflows. By eliminating lasers and loose metal powders, the system is easy to use in a team's work environment with no third-party equipment and minimal facilities investment required.

Fiber

        Scheduled to begin volume commercial shipments in late 2020, Fiber is the world's first desktop 3D printer to fabricate high-resolution parts with aerospace- and industrial-grade continuous fiber composite tape materials used in industrial Automated Fiber Placement ("AFP") processes. Based on our breakthrough Micro AFP technology, customers can now print parts with a superior level of strength and stiffness and in a broad range of materials that traditionally required expensive, industrial AFP systems.

        During the Micro AFP process, one Fiber printhead deposits a continuous fiber prepreg tape along critical load paths of a part to build dense, reinforced sections while a second printhead extrudes chopped fiber filament to build a high-resolution exterior shell. The materials used to make the resulting parts are up to two times stronger than steel at one-fifth its weight and up to 75 times stiffer and 60 times stronger than standard FFF polymer materials such as Acrylonitrile Butadiene Styrene ("ABS"). To switch between the printheads, Fiber uses a robotic tool changer architecture, which enables future expandability and can store up to four tools, including additional FFF heads for different materials or future enhancements.

Key Fiber benefits include:

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  Strong parts.  Fiber combines the ease-of-use and strong surface finish of FFF printing with the exceptional performance of continuous fiber tape prepreg with high fiber loading and the ability to be layered in multiple orientations based on specific loading conditions, resulting in high-strength parts for demanding applications.

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  Wide range of materials.  To enable a broad set of applications from consumer electronics to automotive , Fiber supports a wide range of fiberglass and carbon fiber-reinforced composites, including PEEK, PEKK, and Nylon (Polyamide 6, or "PA6") composites, which exhibit excellent mechanical properties, are temperature, chemical, and corrosion resistant, and electrostatic discharge ("ESD") compliant.

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  Accessible to all.  With its easy-to-use platform featuring both entry-level and advanced software settings, and affordable annual subscription pricing models, Fiber offers high-quality composite 3D printing starting at an accessible price point.

        Fiber is currently in the testing and pilot production phase of development, and we are accepting orders for the solution.

Consumable materials

        We sell an array of consumable materials ("consumables") for use with several of our currently and soon-to-be shipping additive manufacturing systems. The sales of these materials provide us with a recurring revenue stream from customers of our additive manufacturing solutions. These materials consist of:

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  BMD materials.  For use with the Studio System, we sell metal and ceramic materials, including stainless steels, carbon steels and tool steels. We also continue to develop additional materials including, but not limited to, superalloys and copper, to meet our customers' needs for new applications and vertical markets. These office-friendly materials are delivered in our unique cartridge-based, rod format, which is a key differentiator for the Studio System as it allows for high metal loading and high-force extrusion during printing, resulting in high density parts with strong mechanical properties, as well as quick and easy material changeovers.

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  Micro AFP materials.  For use with Fiber, we sell both continuous and chopped fiber-reinforced composite materials. Fiber's Micro AFP tape head deposits aerospace- and industrial-grade continuous fiber prepreg tape while the FFF printhead deposits chopped fiber filament. We provide carbon fiber and fiberglass reinforcement options along with several thermoplastics, including PEEK, PEKK, and Nylon (PA6). This selection of materials enables a range of customer applications requiring high strength, low weight, temperature or chemical resistance, and ESD compliance.

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  Binder jetting and SPJ materials.  For use with the Shop System and Production System, we sell proprietary binders, engineered in-house by our materials team to support a broad array of MIM alloys and to maximize success through each stage of the binder jetting process, resulting in high-resolution parts with exceptional surface finish and strong material properties. While we offer an open platform on the Production System for third-party metal powders, we sell metal powders for use with the Shop System, starting with stainless steels and with additional materials currently in various stages of qualification.

        In addition, depending on the product, our consumables may include wear components for our additive manufacturing systems, which require replacement after a specified usage amount or in accordance with predetermined replacement cycles, in order to maintain the proper operations of the equipment.

Software

        Software is a key component of our additive manufacturing solutions and is at the core of their accessibility and ease-of-use. Built on cloud, desktop, and mobile technologies, our build preparation software, Fabricate, streamlines the process of setting up prints and provides a cohesive, modern user interface and experience across our product portfolio. In addition to basic features such as automatic support generation, part scaling and positioning, Fabricate also enables the unique features of each of our additive manufacturing systems, such as the ability to configure the quantity, placement, and orientation of continuous fiber tape for Fiber, to adjust closed-cell infill for the Studio System, and to densely nest multiple parts into a build for the Shop System and Production System. The software natively reads commonly used 3D CAD file formats as well as traditional 3D printing file formats, such as STLs.

        Our systems each feature onboard, color touchscreen controls and a user-friendly experience consistent with Fabricate. For our cloud-enabled systems, these onboard controls facilitate remote over-the-air updates delivered directly to the equipment, allowing for continuous improvement via new features and enhancements.

        In addition, we are developing Live Sinter, a proprietary sintering process simulation software designed to improve part accuracy, reduce sintering support structures and associated costs and minimizing printing trial and error for powder metallurgy-based additive manufacturing processes. We intend to introduce Live Sinter to customers in late 2020 as a companion software product for our Shop System and Production System solutions prior to broader commercialization efforts. This software dynamically simulates the results of the sintering process by leveraging a GPU-accelerated, multi-physics engine in combination with finite element analysis ("FEA") and artificial intelligence. It also automates the compensation of geometries for the distortion and shrinkage that typically occurs during sintering, further optimizing the printing process to create high-accuracy parts.

Customers

        Our customers range from small and medium sized enterprises to Fortune 500 companies and represent a broad array of industries, including automotive, aerospace, healthcare, consumer products, heavy industry, machine design, research, and others. No single customer has accounted for more than 10% of our total revenue from inception to date.

Research and Development

        The additive manufacturing market is undergoing rapid technological advancements across hardware, software, and materials. We invest significant resources into ongoing research and development programs because we believe our ability to maintain and extend our market position depends, in part, on breakthrough technologies that offer a unique value proposition for our customers and differentiation versus our competitors. Our research and development team, which is responsible for both the development of new products and improvements to our existing product portfolio, consists of talented and dedicated engineers, technicians, scientists, and professionals with experience from a wide variety of the world's leading additive manufacturing, robotics, materials, and technology organizations. Our primary areas of focus in research and development include, but are not limited to:

  •
  Printing technologies for metals, composites, and polymers focused on driving improvements to speed, ease of use, and part size;

  •
  Sintering technology to increase material compatibility and part quality;

  •
  Powder metallurgy techniques to minimize part distortion and shrinkage;

  •
  Powder processing technology to ensure reliable and repeatable printing at scale;

  •
  Binder formulation to enhance the support for additional materials; and

  •
  Simulation and artificial intelligence-based software tools to maximize part quality and accuracy.

Sales and Marketing

        We sell our additive manufacturing solutions primarily through a global distribution network consisting of over 80 resellers covering over 60 countries around the world. Our resellers purchase and resell our products to our customers, for whom they also perform installation, application engineering, and local support and maintenance services, with backup services provided by our internal applications engineering and support teams. Our resellers are overseen by Desktop Metal regional channel managers, and most operate on an exclusive basis with respect to the metal additive manufacturing technologies that we offer. Many resellers offer third-party digital manufacturing software, polymer 3D printers, and/or CNC machines in their respective regions, which provides an opportunity to cross-sell our additive manufacturing solutions to a broad, existing customer base that has purchased these other products. To augment the reach of our distribution network, we also intend to grow our direct sales efforts focused primarily on serving major accounts and expanding our footprint within multinational or Fortune 500 organizations.

        Our marketing strategies are focused on supporting sales growth by (i) driving awareness; (ii) developing comprehensive sales and marketing content, tools, and campaigns for each stage of the sales process; and (iii) scaling those campaigns via our global distribution network. We drive awareness for Desktop Metal, our additive manufacturing solutions, and our customers' successes through public relations and communications efforts that span mainstream, business, and trade press across the manufacturing sector generally and in key verticals such as automotive, aerospace, healthcare, consumer products, heavy industry and machine design. Our internal marketing team develops compelling, high-fidelity content in multiple formats and delivery methods to facilitate marketing campaigns and sales enablement.

Manufacturing and Suppliers

        Our core hardware products are manufactured via third-party contract manufacturers with international quality certifications, such as ISO 9001, ISO 13485, and ISO/TS 16949. We design the products and processes and internally manufacture the initial engineering prototypes. Our internal manufacturing and supply chain teams work collaboratively with both our internal engineering department and our third-party contract manufacturers to scale up the prototypes for commercialization through a phase gate product launch process. Our third-party contract manufacturers provide a variety of services including sourcing off-the-shelf components, manufacturing custom components/assemblies, final product assembly and integration, end of line testing and quality assurance per our specifications.

        We initially manage the supply chain for key components and materials, and then set up supply agreements to ensure stable supply and redundancy where applicable. Depending on the criticality of the component, our internal supply chain group may continue to manage the supplier relationship throughout the life of the product. Commodity hardware items are managed by our contract manufacturer's sourcing team under a vendor list approved by us to leverage the buying power of their global scale. Commodity consumables are qualified and purchased directly from known industry leaders and provided to the customer to properly support equipment operation. Key consumables used in various printing processes are developed and produced with core partners to ensure protection of intellectual property and production that meets our formula and specifications. Inventory levels are managed with our manufacturing partners to ensure an adequate supply is on hand to meet business forecasts with the ability to produce at multiple locations.

Intellectual Property

        Our ability to drive innovation in the additive manufacturing market depends in part upon our ability to protect our core technology and intellectual property. We attempt to protect our intellectual property rights, both in the United States and abroad, through a combination of patent, trademark, copyright and trade secret laws, as well as nondisclosure and invention assignment agreements with our consultants and employees and through non-disclosure agreements with our vendors and business partners. Unpatented research, development, know-how and engineering skills make an important contribution to our business, but we pursue patent protection when we believe it is possible and consistent with our overall strategy for safeguarding intellectual property.

        As of June 30, 2020, we own or co-own 31 issued United States patents, 25 issued foreign patents and have 72 pending or allowed patent applications. In addition, we have 7 issued United States trademarks and 7 pending United States trademark applications. Desktop Metal's patents and patent applications are directed to, among other things, additive manufacturing and related technologies.

Employees

        Our employees are critical to our success. As of June 30, 2020, we had 171 full-time employees based primarily in the greater Boston, Massachusetts area. We also engage numerous consultants and contractors to supplement our permanent workforce. A majority of our employees are engaged in research and development and related functions. To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Facilities

        Our corporate headquarters is located in an approximately 60,000 square foot facility that we lease in Burlington, Massachusetts. Our lease of this facility expires in 2024, and we have the option to extend the lease for an additional five-year period. We believe that our office space is adequate for our current needs and, should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

Government Regulations

        We are subject to various laws, regulations and permitting requirements of federal, state and local authorities, including related to environmental, health and safety; anti-corruption and export controls. We believe that we are in material compliance with all such laws, regulations and permitting requirements.

Environmental Matters

        We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. We are required to obtain environmental permits from governmental authorities for certain operations.

        The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as TSCA and REACH. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products.

        See "Risk Factors—We are subject to environmental, health and safety laws and regulations related to our operations and the use of our additive manufacturing systems and consumable materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance" for additional information about the environmental, health and safety laws and regulations that apply to our business.

Export and Trade Matters

        We are subject to anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the United States government has a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls, on the export of certain "emerging and foundational technologies." Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

        See "Risk Factors—Failure of our global operations to comply with anti-corruption laws and various trade restrictions, such as sanctions and export controls, could have an adverse effect on our business" for additional information about the environmental, health and safety laws and regulations that apply to our business.

Competition

        Desktop Metal has experienced, and expects to continue to experience, competition from a number of companies, including other vendors of additive manufacturing systems. A variety of additive manufacturing technologies compete with our proprietary technologies, including, but not limited to: binder jetting, FFF, PBF, and directed energy deposition ("DED").

        We believe that we provide the only additive manufacturing solutions addressing customer requirements around both productivity and ease of use. We are well-positioned to compete in our industry based on these core competencies and on the following competitive strengths:

  •
  Highest rates of metal parts production among competing binder jetting and legacy PBF additive manufacturing solutions for a given layer resolution, enabled by our SPJ technology, which eliminates wasted motion and time during the printing process and delivers parts at costs competitive with conventional manufacturing;

  •
  Cost-effective, industrial sintering technology designed to be office-friendly, easily serviceable by a global distribution network, and more gas and power efficient than industrial sintering equipment;

  •
  Breakthrough Micro AFP technology that uses aerospace- and industrial-grade continuous fiber composites in conjunction with desktop FFF printing for continuous fiber-reinforced parts with exceptional surface finish;

  •
  Integrated software experiences with a cohesive, modern user interface for efficient print preparation and simplified system operations; and

  •
  Global distribution capabilities in over 60 countries around the world, featuring world-class levels of support and applications engineering services.

        In addition, our broad product portfolio offers customers a variety of capabilities and price points that can scale with customer needs, and we believe that this enables us to compete across a wide range of vertical markets. It also eliminates the need for customers to source products for different applications from multiple third-party vendors, giving us a significant market advantage relative to vendors with a more limited product portfolio.

        We also compete with established organizations selling conventional manufacturing solutions and services, such as casting, MIM, or CNC machining. Such businesses typically primarily address volume production applications. We believe we compete favorably against such offerings and are well-positioned to drive adoption of additive manufacturing given the benefits our solutions provide around lead time reductions, improved design flexibility and performance, supply chain efficiencies, and part costs, which we expect to decrease over time as our technologies and system productivity improves as a result of our research and development efforts.

Legal Proceedings

        We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

        We are currently engaged in arbitration with Markforged, Inc., a competitor in the 3D printing industry, regarding claims against us alleging false and misleading statements about their products in violation of a settlement agreement that we entered into with Markforged, Inc. in 2018 to settle a prior dispute regarding patent infringement and trade secret misappropriation. Markforged, Inc. initiated this proceeding by filing a complaint in federal court in Boston on July 30, 2019. The Company successfully compelled the case to arbitration. Markforged, Inc. filed its demand for arbitration with JAMS on October 21, 2019. The demand seeks damages based on an alleged breach of the settlement agreement. One provision of that agreement prohibits either party from making statements that misrepresent the functionality of the other party's products and further provides for liquidated damages of $100,000 for each occurrence. In anticipation of the arbitration hearing, the parties have exchanged expert reports, including reports on possible damage calculations. The arbitration is scheduled to be heard by the end of 2020, however, subsequent proceedings in connection therewith may continue into 2021. See Note 11 to the consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus for additional information.

MANAGEMENT OF DESKTOP METAL

        References in this section to "we", "our", "us", the "Company" and "Desktop Metal" generally refer to Desktop Metal, Inc. and its consolidated subsidiaries.

        The following table sets forth, as of October 30, 2020, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business.

Name	Age	Position
Ric Fulop	45	Chief Executive Officer, Chairman and Director
Steve Billow	53	President
Elizabeth Linardos	48	Chief Financial Officer and Treasurer
Meg Broderick	52	General Counsel and Secretary
Ilya Mirman	51	Chief Marketing Officer
Jonah Myerberg	44	Chief Technology Officer
Dayna Grayson	43	Director
Wen Hsieh	47	Director
Jeff Immelt	64	Director
Gary Johnson	56	Director
Byron Knight	43	Director
Steve Papa	48	Director
Andy Wheeler	42	Director
Bilal Zuberi	44	Director

Executive Officers

        Ric Fulop.    Mr. Fulop has served as our Chief Executive Officer since the incorporation of Desktop Metal in 2015. Prior to the founding of Desktop Metal, Mr. Fulop was a general partner at North Bridge Venture Partners from 2010 to 2015 and served as a Founder of A123 Systems, Inc. from 2001 to 2010. Mr. Fulop currently serves on the board of governors of World Economic Forum Advanced Manufacturing Initiative (non profit). Mr. Fulop holds an M.B.A. from the MIT Sloan School of Management.

        Steve Billow.    Mr. Billow has served as our President since March 2019. Prior to joining Desktop Metal, Mr. Billow served as Vice President and Chief Technology Officer of the Inkjet Solution of Electronics for Imaging from 2013 to 2019. Mr. Billow holds a B.S. in Chemical Engineering from Clarkson University, an M.S. in Chemical Engineering from the University of Rochester and an M.S. in System Design and Management from MIT.

        Elizabeth Linardos.    Ms. Linardos has served as our Chief Financial Officer since August 2020 and, prior to that, served as our Vice President, Finance since December 2017. Prior to joining Desktop Metal, Ms. Linardos served as Director of Finance of Digital Lumens, Inc. from 2014 to 2017 and as Director of Accounting for A123 Systems, Inc. from 2008 to 2013. Ms. Linardos is a certified public accountant and holds a B.S. in Accounting and an M.S.T. in Taxation from Bentley University.

        Meg Broderick.    Ms. Broderick has served as our General Counsel since April 2019. Prior to joining Desktop Metal, Ms. Broderick served as Vice President and Deputy General Counsel of Carbon Black, Inc. from 2015 to 2019, as Vice President and General Counsel of NEC Energy Solutions from 2013 to 2015 and as Deputy General Counsel of A123 Systems, Inc. from 2008 to 2013. Ms. Broderick holds a B.A. from Providence College and a J.D. from Boston University School of Law.

        Ilya Mirman.    Mr. Mirman has served as our Chief Marketing Officer since August 2020 and, prior to that, served as our Vice President, Marketing since February 2018. Over the last 20 years, Mr. Mirman has held marketing leadership positions at technology companies, including serving as Vice President of Marketing for Onshape from 2013 to 2016 and as Vice President of Marketing of

SolidWorks Corp. from 2000 to 2005. Mr. Mirman holds a B.A. from the University of Massachusetts, an M.S. from Stanford University and an M.B.A. from the MIT Sloan School of Management.

        Jonah Myerberg.    Mr. Myerberg has served as our Chief Technology Officer since the incorporation of Desktop Metal in 2015. Prior to the founding of Desktop Metal, Mr. Myerberg served as Director of Technology, A123 Motorsports for A123 Systems, Inc. from 2005 to 2013. Mr. Myerberg holds a B.S. in Mechanical Engineering from Lehigh University and an M.S. in Mechanical Engineering from Johns Hopkins University.

Non-Employee Directors

        Dayna Grayson.    Ms. Grayson has served as a member of our Board of Directors since October 2015. Ms. Grayson is a Managing Partner of Construct Capital, a venture capital firm she co-founded in 2020. Prior to that, Ms. Grayson served as a Partner of New Enterprise Associates from 2012 to 2020. Ms. Grayson currently serves on the board of directors of numerous private companies. Ms. Grayson holds an M.S. from the University of Virginia and an M.B.A from Harvard Business School. We believe Ms. Grayson is qualified to serve on our Board due to her extensive experience in identifying, investing in and building next-generation technologies and companies.

        Wen Hsieh.    Mr. Hsieh has served as a member of our Board of Directors since April 2016. Mr. Hsieh serves as General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm he joined in 2006. Mr. Hsieh currently serves on the board of directors of numerous private companies. Mr. Hsieh holds a B.S., M.S. and Ph.D. from California Institute of Technology. We believe Mr. Hsieh is qualified to serve on our Board due to his extensive experience in identifying, investing in and building next-generation technologies and companies.

        Jeff Immelt.    Mr. Immelt has served as a member of our Board of Directors since June 2018. Mr. Immelt serves as Venture Partner at New Enterprise Associates, a venture capital firm he joined in 2018. Mr. Immelt previously served as Chief Executive Officer of General Electronic Co. and in various other roles with General Electronic Co. from 2001 to 2017. Mr. Immelt currently serves on the boards of directors at Twilio Inc. and Bloom Energy Corp., in addition to numerous private companies. Mr. Immelt holds a B.A. from Dartmouth College and an M.B.A from Harvard Business School. We believe Mr. Immelt is qualified to serve on our Board due to his extensive leadership and management history as the chief executive officer of a Fortune 500 company and his experience as a director of numerous public and private companies, together with his background in public company governance.

        Gary Johnson.    Mr. Johnson has served as a member of our Board of Directors since February 2020. Mr. Johnson serves as the Chief Manufacturing and Labor Affairs Officer at Ford Motor Company, an automotive company he joined in 1986. He holds a B.B.A in Manufacturing Operations from Central Michigan University. Mr. Johnson is qualified to serve on our Board due to his expertise in advanced manufacturing, operations, and management and his extensive leadership experience in the automotive industry.

        Byron Knight.    Mr. Knight has served as a member of our Board of Directors since January 2019. Mr. Knight serves as Managing Director of Koch Disruptive Technologies, LLC, a subsidiary and the venture capital arm of Koch Industries, Inc., which he joined in March 2018. Mr. Knight previously worked at Georgia-Pacific, LLC as Vice President, eCommerce from 2016 to 2018 and as General Partner, Emerging Business from 2014 to 2016. Mr. Knight serves on the board of directors of numerous private companies. Mr. Knight holds a B.S. from Georgia Institute of Technology. We believe Mr. Knight is qualified to serve on our Board due to his extensive management history and experience in identifying and investing in manufacturing and logistics technologies and companies.

        Steve Papa.    Mr. Papa has served as a member of our Board of Directors since June 2016. Mr. Papa serves as the chief executive officer of Parallel Wireless, a company he founded in 2012.

Mr. Papa serves on the board of directors of numerous private companies. Mr. Papa holds a B.S. from Princeton University and an M.B.A. from Harvard Business School. We believe Mr. Papa is qualified to serve on our Board due to his extensive management history as the founder and chief executive officer of multiple companies and his experience in identifying, investing in and building next-generation technologies and companies.

        Andy Wheeler.    Mr. Wheeler has served as a member of our Board of Directors since November 2016. Mr. Wheeler serves as general partner of GV, a venture capital firm he joined in 2012. Mr. Wheeler currently serves on the board of directors of numerous private companies. Mr. Wheeler holds an S.B. and M.Eng. from MIT. We believe Mr. Wheeler is qualified to serve on our Board due to his extensive management history as the chief technology officer of multiple companies and his experience in identifying, investing in and building next-generation technologies and companies.

        Bilal Zuberi.    Mr. Zuberi has served as a member of our Board of Directors since April 2016. Mr. Zuberi serves as a partner at Lux Capital, a venture capital firm he joined in 2013. Mr. Zuberi currently serves on the board of directors of numerous private companies Mr. Zuberi holds a B.S. from The College of Wooster and a Ph.D. from MIT. We believe Mr. Zuberi is qualified to serve on our Board due to his extensive experience in identifying, investing in and building next-generation technologies and companies.

Desktop Metal Named Executive Officer and Director Compensation

        Throughout this section entitled "Desktop Metal Named Executive Officer and Director Compensation," unless otherwise noted, "we," "us," "our," "Company" and similar terms refer to Desktop Metal and its consolidated subsidiaries. The following section provides compensation information pursuant to the scaled disclosure rules applicable to "emerging growth companies" under the rules of the SEC.

Executive Compensation

Overview

        Our "Named Executive Officers" for the year ended December 31, 2019, include Ric Fulop, our Chief Executive Officer, Steve Billow, our President, Michael Rubino, our Executive Vice President, Corporate Development who served as our Chief Financial Officer until August 2020, and Vu Tuan Anh TranPham, our former Chief Revenue Officer.

        As we transition from a private company to a publicly-traded company, the combined company will evaluate its compensation programs as circumstances require. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The compensation reported in this discussion is not necessarily indicative of how our Named Executive Officers will be compensated in the future.

2019 Summary Compensation Table

        The following table presents information regarding the total compensation of our Named Executive Officers for the year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ric Fulop Chief Executive Officer	2019	350,000	—	—	—	—	350,000
Steve Billow President	2019	263,541	—	2,163,700	—	—	2,427,241
Michael Rubino Executive Vice President, Corporate Development and Former Chief Financial Officer	2019	350,000	—	—	—	—	350,000
Vu Tuan Anh TranPham Former Chief Revenue Officer	2019	325,000	93,548	2,457,665	102,249	172,098	3,150,560

(1)
Amount reflects the discretionary portion of commission payments made to Mr. TranPham during 2019. For a further description of these payments, see the section entitled "Narrative to 2019 Summary Compensation Table—Cash Bonus Compensation" below.

(2)
Amount reflects the grant date fair value of stock options granted during fiscal year 2019 as calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See Note 13 to the consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for information regarding the assumptions used in calculating this amount.

(3)
Amount reflects commission payments earned by Mr. TranPham during 2019. For a further description of these payments, see the section entitled "Narrative to 2019 Summary Compensation Table—Cash Bonus Compensation" below. Mr. Fulop, Mr. Billow and Mr. Rubino did not receive commission payments or annual performance bonuses for fiscal year 2019.

(4)
Amount reflects severance payments accrued to Mr. TranPham during 2019 and paid in 2020, including $162,500 in continued base salary payments and $9,598 in COBRA premium payments. For a further description of these payments, see the section entitled "Narrative to 2019 Summary Compensation Table—Severance Arrangement with Vu Tuan Anh TranPham" below.

Narrative to 2019 Summary Compensation Table

Base Salaries

        The Company's Named Executive Officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. For 2019, the annual base salaries for Mr. Fulop and Mr. Rubino were set at $350,000 each and the annual base salary for Mr. TranPham was $325,000. Mr. Billow's annual base salary of $325,000 was established in connection with his commencing employment with us in March 2019. No changes were made to our Named Executive Officers' base salaries for 2020.

Cash Bonus Compensation

        Neither Mr. Fulop nor Mr. Rubino were eligible to earn a bonus in 2019. Pursuant to his offer letter, Mr. Billow may receive a discretionary performance bonus of up to $150,000 per year. No such bonus was paid for 2019.

        Mr. TranPham participated in a sales commission plan during 2019 targeted at $325,000 under which Mr. TranPham was eligible to receive a variable commission payment for each additive manufacturing system shipped during the year for which he was responsible for procuring, as well as additional discretionary payments. The amounts paid to Mr. TranPham pursuant to this arrangement are set forth in the Summary Compensation Table in the "Bonus" and "Non-Equity Incentive Plan Compensation" columns.

Equity Compensation

        We generally grant stock options as the long-term incentive component of our compensation program. Stock options allow employees, including our Named Executive Officers, to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our stock options have vesting schedules that are designed to encourage continued employment and typically vest as to 25% of the shares subject to the option on the first anniversary of the applicable vesting commencement date and as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter, subject to the recipient's continued service through each applicable vesting date. From time to time, our board of directors may also construct alternate vesting schedules as it determines appropriate to motivate particular employees.

        During 2019, Mr. Billow was granted an option to purchase 1,000,000 shares of our common stock and Mr. TranPham was granted an option to purchase 1,150,000 shares of our common stock. Refer to the "Outstanding Equity Awards at Fiscal Year End" table below for additional information regarding these options.

        In June 2020, Mr. Billow was granted an option to purchase 500,000 shares of our common stock and Mr. Rubino was granted an option to purchase 275,000 shares of our common stock. For each option, 75% of the shares vest pursuant to our standard time-based vesting schedule described above and 25% of the shares vest based on the attainment of certain Adjusted EBITDA thresholds by June 30, 2022.

Executive Employment Arrangements

        In connection with his commencement of employment with us in March 2019, we entered into an offer letter with Mr. Billow pursuant to which he serves as our President. Under the offer letter, in the event Mr. Billow is laid off, terminated by the Company without cause, or if he resigns for good reason, he will be entitled to receive base salary continuation for a period of twelve (12) months. Upon a change in control of the Company, 50% of the unvested shares subject to Mr. Billow's then-outstanding options would vest. If Mr. Billow is terminated by the Company without cause or he resigns for good reason, in either case, within six (6) months following a change in control, the remaining 50% of the unvested shares subject to his then-outstanding options would vest. Mr. Billow has waived any potential accelerated vesting of his outstanding options in connection with the Business Combination.

        For purposes of Mr. Billow's offer letter "cause" generally means his (i) violation of a Company policy or rule, (ii) breach, attempted breach or violation of his restrictive covenant agreement with the Company, (iii) failure to materially perform job duties and responsibilities reasonably expected of his position, (iv) arrest for, conviction of, or plea of guilty or no contest to any felony or to a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, (v) dishonest statements or acts with respect to or affecting the Company, (vi) gross negligence, willful misconduct or insubordination, or (vii) other conduct that could be harmful to the business, interests or reputation of the Company. For purposes of Mr. Billow's offer letter, "good reason" means (i) our requirement that Mr. Billow relocate to a location more than 35 miles from the Company's current location in Burlington, MA, (ii) a material reduction in Mr. Billow's job responsibilities, or (iii) a material reduction in Mr. Billow's compensation.

        The Company has entered into an offer letter with Mr. Rubino, which was most recently revised in August 2020 in connection with his transition to the role of Executive Vice President, Corporate Development. Pursuant to the offer letter, in the event Mr. Rubino is terminated by the Company without cause, subject to his execution and non-revocation of a release of claims, he will be entitled to receive base salary continuation for a period of six (6) months and the company will pay the employer portion of COBRA premium payments for Mr. Rubino and his covered dependents for up to six (6) months following termination. Upon a change in control of the Company, 50% of the unvested shares subject to Mr. Rubino's then-outstanding options would vest. If Mr. Rubino were terminated without cause in connection with a change in control, the remaining 50% of the unvested shares subject to his then-outstanding options would vest. Mr. Rubino has waived any potential accelerated vesting of his outstanding options in connection with the Business Combination.

        In connection with Mr. Rubino's transition to the role of Executive Vice President, Corporate Development, we amended the option previously granted to him in December 2017 to provide that the entire option will vest on December 31, 2020, subject to Mr. Rubino continuing to provide services to us through such date, and to extend the post-termination exercise period of the option to five years following any termination of employment. See footnote 4 to the "Outstanding Equity Awards at Fiscal Year End" table below for additional information regarding this option.

        For purposes of Mr. Rubino's offer letter "cause" generally means his (i) violation of a Company policy or rule, (ii) breach, attempted breach or violation of his restrictive covenant agreement with the Company, (iii) failure to materially perform job duties and responsibilities reasonably expected of his position, (iv) arrest for, conviction of, or plea of guilty or no contest to any felony or to a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, (v) dishonest statements or acts with respect to or affecting the Company, (vi) gross negligence, willful misconduct or insubordination, or (vii) other conduct that could be harmful to the business, interests or reputation of the Company.

        We have not entered into an employment agreement or offer letter with Mr. Fulop that sets forth the terms and conditions of his employment with us.

        Our Named Executive Officers have entered into restrictive covenant agreements with us that generally contain 12-month post-employment non-competition and non-solicitation covenants. For Mr. Billow, during the post-employment period that the executive is subject to the non-competition covenant, and subject to limited exceptions, the Company has agreed to provide him "garden leave" pay at a rate that equals 50% of his highest annual base salary within the two years prior to termination.

Severance Arrangement with Vu Tuan Anh TranPham

        Mr. TranPham entered into a transition service and separation agreement with Desktop Metal in November 2019, pursuant to which he remained employed by, and provided transition services to, the Company through January 1, 2020. Upon his termination of employment in January 2020, and subject to his earlier execution and non-revocation of a release of claims, Mr. TranPham received severance payments and benefits consisting of (i) continued base salary payments for 6 months and (ii) direct payment of COBRA premiums for 6 months.

Outstanding Equity Awards at Fiscal Year End

        The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each Named Executive Officer as of December 31, 2019.

			Option Awards				Stock Awards
Name and Principal Position	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)		Market Value of Shares or Units of Stock that Have not Vested ($)
Ric Fulop	09/01/2015		—	—	—	—	2,700,000	(1)	11,016,000	(2)
Chief Executive Officer
Steve Billow	03/01/2019	(3)	—	1,000,000	4.08	2/28/2029	—		—
President
Michael Rubino	12/01/2017	(4)	430,000	430,000	3.00	11/30/2027	—		—
Executive Vice President, Corporate Development and Former Chief Financial Officer
Vu Tuan Anh TranPham	09/01/2016	(5)	203,125	46,875	0.91	04/01/2020	—		—
Former Chief Revenue	09/01/2017	(5)	56,250	43,750	3.00	04/01/2020	—		—
Officer	11/01/2018	(5)	311,458	838,542	4.08	04/01/2020	—		—

(1)
Represents restricted shares purchased by Mr. Fulop at a purchase price of $0.0001 per share that are subject to a right of repurchase by the Company at the original purchase price in the event Mr. Fulop's employment is terminated by us without cause or he resigns for good reason. The Company's repurchase right lapses as to 300,000 shares on a monthly basis until September 1, 2020, provided that the repurchase right will lapse in full as to all remaining shares upon a sale of the Company.

(2)
Since there was no public market for our shares as of December 31, 2019, the amount shown is based on a per share price of $4.08, which represents the fair market value of our common stock as determined by our board in November 2019 based on a third party valuation analysis.

(3)
The option vests as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter, subject to Mr. Billow continuing to provide services to us through each applicable vesting date and accelerated vesting in connection with a change in control as described above under "Narrative to 2019 Summary Compensation Table—Executive Employment Arrangements".

(4)
As of December 31, 2019, the option vested as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter, subject to Mr. Rubino continuing to provide services to us through each applicable vesting date and accelerated vesting in connection with a change in control as described above under "Narrative to 2019 Summary Compensation Table—Executive Employment Arrangements". In August 2020, the option was amended to provide that the entire option will vest on December 31, 2020, subject to Mr. Rubino continuing to provide services to us through such date, and to extend the post-termination exercise period of the option to five years following any termination of employment.

(5)
The option was eligible to vest as to 25% of the shares on the first anniversary of the vesting commencement date and as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter. In connection with his termination of employment with us on January 1, 2020, Mr. TranPham's unvested options were forfeited and his vested options remained exercisable for 90 days following termination.

Health, Welfare and Retirement Plans

        Desktop Metal's Named Executive Officers are eligible to participate in Desktop Metal's employee benefit plans and programs, including medical, dental and vision benefits, life insurance, and disability insurance, to the same extent as its other full-time employees, subject to the terms and eligibility requirements of those plans.

        The Company also sponsors a 401(k) defined contribution plan in which its Named Executive Officers may participate, subject to limits imposed by the Code, to the same extent as all of our other full-time employees. Currently, we do not match contributions made by participants in the 401(k) plan. The Company believes that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our Named Executive Officers, in accordance with our compensation policies.

Director Compensation

        Historically, we have not made annual cash or equity compensation awards to our non-employee directors for service on our board of directors, although we have granted stock options to certain non-employee directors from time to time in recognition of their service on our board. No cash or equity awards were paid or provided to our non-employee directors during 2019. As of December 31, 2019, Mr. Immelt held an option to purchase 320,000 shares of our common stock, of which 126,666 shares subject to the option had vested. The remaining unvested shares will vest in substantially equal monthly installments until May 11, 2022, subject to his continued service through each applicable vesting date. None of our other non-employee directors held any option awards or unvested stock awards in us as of December 31, 2019.

        In August 2020 we granted each of Dayna Grayson and Steve Papa an option to purchase 50,000 shares of our common stock. Each option vests as to 25% of the shares on August 5, 2021 and as to the remaining 75% of the shares in 36 substantially equal monthly installments thereafter, subject to continued service through each applicable vesting date.

Post-Combination Company Executive Officer and Director Compensation

Executive Compensation

        Following the closing of the Business Combination, we intend to develop an executive compensation program that is consistent with Desktop Metal's existing compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success.

        Decisions on the executive compensation program will be made by the compensation committee of the board of directors, which will be established at the closing of the Business Combination. The following discussion is based on the present expectations as to the executive compensation program, although the actual executive compensation program will depend on the judgment of the members of the compensation committee and may differ from what is described in the following discussion.

        We anticipate that compensation for our executive officers will continue to have two primary components, consisting of base salary and long-term incentive-based compensation in the form of stock-based awards.

Base Salary

        It is expected that our Named Executive Officers' base salaries will initially continue as described under "—Desktop Metal Executive Officer and Director Compensation—Base Salaries" and will be reviewed from to time by the compensation committee based upon advice and counsel of its advisors.

Stock-Based Awards

        We intend to use stock-based awards to reward long-term performance of the Named Executive Officers. We believe that providing a meaningful portion of the total compensation package in the form of stock-based awards will align the incentives of the Named Executive Officers with the interests of our stockholders and serve to motivate and retain the individual executives. Stock-based awards will be awarded under the 2020 Incentive Award Plan, which is being submitted to Trine's shareholders for approval at the Special Meeting. For a description of the Incentive Plan, please see the section of this proxy statement/consent solicitation statement/prospectus under the heading "Proposal No. 8—The Incentive Plan Proposal."

Other Compensation

        We expect to continue to maintain various employee benefit plans, including medical and 401(k) plans, in which the Named Executive Officers will participate.

Deductibility of Executive Compensation

        Section 162(m) of the Code denies a federal income tax deduction for certain compensation in excess of $1.0 million per year paid to certain executive officers of a publicly-traded corporation, including the chief executive officer, chief financial officer and the three other most highly-paid executive officers. To retain highly skilled executives and remain competitive with other employers, the compensation committee may authorize compensation that would not be deductible under Section 162(m) or otherwise if it determines that such compensation is in the best interests of us and our stockholders and we expressly reserve the right to do so.

Director Compensation

        Following the closing of the Business Combination, we expect that our board of directors will implement an annual compensation program for our non-employee directors. The material terms of this program are not yet know and will depend on the judgment of the members of the board based on advice and counsel of its advisors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF DESKTOP METAL

        The following selected historical consolidated financial information for Desktop Metal set forth below should be read in conjunction with "Desktop Metal's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Desktop Metal's historical consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The selected historical consolidated financial information presented below for the years ended December 31, 2019 and 2018, and the selected consolidated balance sheet as of December 31, 2019 and 2018 have been derived from Desktop Metal's audited consolidated financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus.

        The selected consolidated financial data as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 have been derived from Desktop Metal's unaudited condensed consolidated financial statements included in this filing. The unaudited financial data presented have been prepared on a basis consistent with Desktop Metal's audited consolidated financial statements. In the opinion of Desktop Metal's management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share amounts)	2019	2018	2020	2019
Statement of Operations Data:
Total revenue	$26,439	$1,034	$5,574	$12,081
Total costs and expenses	135,484	124,647	51,890	66,274

Loss from operations	(109,045)	(123,613)	(46,316)	(54,193)
Other expenses:
Interest expense	(503)	(261)	(155)	(261)
Interest income	5,952	2,535	901	2,581

Loss from operations before income taxes	(103,596)	(121,339)	(45,570)	(51,873)
Income tax expense (benefit)	—	—	—	—

Net loss	$(103,596)	$(121,339)	$(45,570)	$(51,873)

Net loss per share—basic and diluted	$(4.43)	$(7.36)	$(1.59)	$(2.44)

	Year Ended December 31,		As of June 30, 2020
(in thousands)	2019	2018	Actual
Balance Sheet Data:
Cash and cash equivalents	$66,161	$29,043	$74,647
Working capital, net	145,089	82,638	94,496
Adjusted working capital (excluding cash)	78,928	53,595	19,849
Total assets	192,711	128,938	146,175
Total debt	9,972	9,953	9,981
Convertible preferred stock	436,533	276,889	436,533
Total stockholders' deficit	(277,462)	(184,569)	(320,545)

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2019	2018	2020	2019
Statement of Cash Flow Data:
Net cash used in operating activities	$(97,202)	$(111,002)	$(40,304)	$(52,087)
Net cash (used in) provided by investing activities	(26,032)	39,007	48,655	(84,248)
Net cash provided by financing activities	160,352	45,426	135	160,157

DESKTOP METAL'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Desktop Metal's consolidated results of operations and financial condition. The discussion should be read in conjunction with Desktop Metal's consolidated financial statements and notes thereto included elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading "Risk Factors". Actual results may differ materially from those contained in any forward-looking statements. Unless the context otherwise requires, references in this "Desktop Metal Management's Discussion and Analysis of Financial Condition and Results of Operations" to "Desktop Metal", "we", "us", "our", and "the Company" are intended to mean the business and operations of Desktop Metal, Inc. and its consolidated subsidiaries.

Business Overview

        Desktop Metal is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. We offer a portfolio of integrated additive manufacturing solutions for engineers, designers and manufacturers comprised of hardware, software, materials, and services. Our solutions span use cases across the product life cycle, from product development to mass production and aftermarket operations, and they address an array of industries, including automotive, aerospace, healthcare, consumer products, heavy industry, machine design and research and development.

        At Desktop Metal, we believe additive manufacturing, commonly referred to as 3D printing, is one of the most exciting and transformational technology innovations of our time. It has the capacity to change the way parts of all materials are designed, manufactured, and sold around the world, as well as empowers businesses of all sizes to make high-performance products faster, more sustainably and at costs and volumes competitive with conventional manufacturing solutions. The additive manufacturing industry is now at a major inflection point, poised for accelerated growth driven by a new generation of technologies that enable high-volume and end-use parts production. We believe Desktop Metal is at the forefront of this transformation, and our mission is to make additive manufacturing accessible to all engineers, designers and manufacturers. In doing so, we believe we will empower businesses to adopt radical, new approaches to design and production and enable businesses to realize the promise of additive manufacturing across a breadth of vertical markets.

        Our growth strategy begins with a commitment to research and development. Since our founding in 2015, we have invested significant resources in research and development, including $136.4 million since 2018, towards building an extensive portfolio of proprietary and differentiated technologies with a focus on making additive manufacturing an easy-to-use, economic and scalable solution. Our additive manufacturing systems, which incorporate these technologies, offer several key advantages over competitive additive manufacturing technologies and provide our customers with several price points depending on their desired features and applications. Our announced additive manufacturing solutions are as follows:

  •
  Production System is an industrial manufacturing solution powered by our proprietary SPJ technology and designed to achieve speeds up to 100 times those of legacy PBF additive manufacturing technologies and enable production quantities of up to millions of parts per year at part costs competitive with conventional mass production techniques. Production System is scheduled to begin volume commercial shipments in 2021.

  •
  Shop System is an affordable, turnkey binder jetting solution designed to bring metal 3D printing to machine and job shops, leveraging build rates up to 10 times those of legacy PBF additive manufacturing technologies in combination with our proprietary sintering technology to enable serial production of dense metal parts with exceptional surface finish and rich feature detail. Shop System is scheduled to begin volume commercial shipments in late 2020.

  •
  Studio System is designed for office-friendly metal 3D printing and leverages our proprietary BMD technology to minimizes requirements for special facilities as compared to legacy PBF additive manufacturing technologies and simplify the production of low-volumes of complex, high quality metal parts in-house. Studio System has been shipping in volume since the fourth quarter of 2018.

  •
  Fiber is a desktop 3D printer that incorporates our proprietary Micro AFP technology and is designed to produce high-resolution composite parts reinforced with aerospace- and industrial-grade continuous fiber tape, unlocking superior part strength with high-performance materials starting at an affordable annual subscription price. Fiber is scheduled to begin volume commercial shipments in late 2020.

        Software is a critical component of our additive manufacturing solutions and is at the core of their accessibility and ease-of-use. Built on cloud, desktop and mobile technologies, our build preparation software, Fabricate, streamlines the process of setting up prints and works alongside touchscreen controls onboard our systems to provide a cohesive, modern user interface and experience across our product portfolio. We also sell an array of consumables, including composite, metal and ceramic materials, which are engineered for use with several of our additive manufacturing systems. The sales of these materials provide us with a recurring revenue stream from customers of our additive manufacturing solutions.

        We began shipping our first product, the Studio System, in the fourth quarter of 2018. Since then, we have shipped hundreds of units and generated cumulative revenue of over $33.0 million. As of June 30, 2020, we are in the late stages of development for our remaining three additive manufacturing solutions, Shop System, Fiber and Production System, the last of which has already been installed and is operational at early customers prior to commercialization.

        At our core, we are a tech company. Our strengths are in technology innovation and product development. Both as a result of this focus and to reach a broad audience, we market and sell our additive manufacturing solutions through a leading global distribution network, managed and augmented by our own internal sales and marketing teams. This distribution network covers over 60 countries around the world and is composed of sales and distribution professionals with decades of experience in digital manufacturing technologies. Similarly, we leverage third-party contract manufacturers to produce our additive manufacturing systems. Our internal manufacturing and supply chain teams work collaboratively with both our internal engineering department and these third-party contract manufacturers to scale up initial prototypes for commercialization and volume commercial shipments. Together, our distribution network and manufacturing approach allow us to produce, sell and service our products at-scale in global markets and creates substantial operating leverage as we execute our strategy.

        We are led by visionary technologists and a team of proven leaders with experience bringing emerging technologies to market across the hardware, materials and software sectors. Our technologies have the potential to empower engineers and designers to easily access additive manufacturing and drive new application discovery as well as provide manufacturers with reliable and high-performance solutions that facilitate the production innovative designs in high volumes. We believe that, taken together, these core competencies will propel us towards helping businesses realize the true promise of additive manufacturing.

Recent Developments

Merger Agreement

        On August 26, 2020, we entered into the Merger Agreement with Trine, a special purpose acquisition company, and Merger Sub, a wholly-owned subsidiary of Trine. The terms of the Merger Agreement provide that effective at the time of the Business Combination, Merger Sub will merge with and into Desktop Metal and Desktop Metal will survive the merger as a wholly-owned subsidiary of Trine. Upon closing of the Business Combination, the combined operating company will be named Desktop Metal, Inc. and will continue to be listed on the NYSE and trade under the ticker symbol "DM." Cash proceeds of the Business Combination will be funded through a combination of Trine's $305 million of cash held in trust (assuming no redemptions) and an aggregate of $275 million in fully committed common stock transactions at $10.00 per share. Desktop Metal's cash on hand after giving effect to these transactions will be used for general corporate purposes, including advancement of our product development efforts. We also intend to use the proceeds to acquire other companies or technologies in the additive manufacturing industry.

COVID-19

        In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. It is not possible to accurately predict the full impact of the COVID-19 pandemic on our business, financial condition and results of operations due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we face uncertainties about the duration and spread of the outbreak, additional actions that may be taken by governmental entities, and the impact it may have on the ability of us, our customers, our suppliers, our manufacturers and our other business partners to conduct business. Governments in affected regions have implemented, and may continue to implement, safety precautions which include quarantines, travel restrictions, business closures, cancellations of public gatherings and other measures as they deem necessary. Many organizations and individuals, including our company and employees, are taking additional steps to avoid or reduce infections, including limiting travel and staying home from work. These measures are disrupting normal business operations and have had significant negative impacts on businesses and financial markets worldwide. We continue to monitor our operations and government recommendations and have made modifications to our normal operations because of the COVID-19 pandemic, including requiring most non-engineering or operations-related team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

        The COVID-19 pandemic has caused us to experience several adverse impacts, including extended sales cycles to close new orders for our products, delays in shipping and installing orders due to closed facilities and travel limitations and delays in collecting accounts receivable. The rapid development and uncertainty of the impacts of the COVID-19 pandemic precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic on our business. However, the COVID-19 pandemic, and the measures taken to contain it, present material uncertainty and risk with respect to our performance and financial results. In particular, businesses across an array of vertical markets are temporarily reducing capital expenditure budgets globally as they seek to preserve liquidity to ensure the longevity of their own operations, which in turn may lead to reductions in purchases of our additive manufacturing solutions. Further, office closures may prevent organizations from reaching typical utilizations of our additive manufacturing solutions, resulting in reductions in purchases of consumable materials. Additionally, the COVID-19 pandemic may contribute to facility closures at our third-party contract manufacturers and key suppliers, causing delays and disruptions in product manufacturing, which could affect our ability to ship products purchased by our customers in a timely manner. Disruptions in the capital markets as a result of the COVID-19 pandemic may also adversely affect our business if these impacts continue for a prolonged period and we need additional liquidity.

        In the short-term, we have taken, and will continue to take, actions to mitigate the impact of the COVID-19 pandemic on our cash flow and results of operations and financial condition. We are managing the variable portion of our cost structure to better align with revenue, including external marketing spend, which will be significantly reduced during this period of disruption. Similarly, we have reduced discretionary research and development spending and plan to continue to closely manage additional spend. Additionally, we have reduced staffing across the organization by 30% across all departments. In the long-term, we believe that the COVID-19 pandemic will encourage organizations to reassess their supply chain structure and may accelerate their adoption of solutions such as additive manufacturing, which could allow for greater flexibility and a reduced reliance on overseas manufacturing.

        Additional information regarding COVID-19 risks appears in the "Risk Factors" section of this proxy statement/consent solicitation statement/prospectus.

Key Factors Affecting Operating Results

        We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in "Risk Factors" section of this proxy statement/consent solicitation statement/prospectus.

Commercial Launch of Products

        Several of our products are in the late stages of development and are scheduled to begin volume commercial shipments in late 2020 and 2021. Prior to commercialization, we must complete final testing and manufacturing ramp-up of these products at our third-party contract manufacturers. Any delays in successful completion of these steps may impact our ability to generate revenue from these products.

Adoption of our Additive Manufacturing Solutions

        We believe the world is at an inflection point in the adoption of additive manufacturing solutions and that we are well-positioned to take advantage of this opportunity across an array of industries due to our proprietary technologies and global distribution capabilities. We expect that our results of operations, including revenue and gross margins, will fluctuate for the foreseeable future as businesses continue to shift away from conventional manufacturing processes towards additive manufacturing for end-use parts. Our turnkey and volume production solutions are designed to empower businesses to realize the full benefits of additive manufacturing at-scale, including geometric and design flexibility, mass customization and supply chain engineering, among others. The degree to which potential and current customers recognize these benefits and invest in our solutions will affect our financial results.

Pricing, Product Cost and Margins

        To date, most of our revenue has been generated by sales of our Studio System. Revenue generated from our Studio product line represented 96% and 73% of total revenue in the years ended December 31, 2019 and 2018, respectively, and represented 100% and 97% of total revenue in the six months ended June 30, 2020 and 2019, respectively. Revenue not generated from the Studio product line was attributed to development contracts. Going forward, we expect to commercialize our entire product portfolio, which offers customers a range of additive manufacturing solutions spanning multiple price points, materials, throughput levels, operating environments and technologies to enable them to find the solution that achieves their specific goals. Pricing may vary by region due to market-specific supply and demand dynamics and product lifecycles, and sales of certain products have, or are expected to have, higher gross margins than others. As a result, our financial performance depends, in part, on the mix of products we sell during a given period. In addition, we are subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliability introduce cost-effective additive manufacturing solutions for our customers.

Continued Investment and Innovation

        We believe that we are a leader in mass production and turnkey additive manufacturing solutions, offering breakthrough technologies that enable high throughput and ease-of-use through our broad product portfolio. Our performance is significantly dependent on the investment we make in our research and development efforts and on our ability to be at the forefront of the additive manufacturing industry. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products, enhance existing products and generate customer demand for our solutions. We believe that investment in our additive manufacturing solutions will contribute to long-term revenue growth, but it may adversely affect our near-term profitability.

Components of Results of Operations

Revenue

        The majority of our revenue results from the sales of products, including our additive manufacturing systems and embedded on-device software and related consumables. Product revenue is recognized upon transfer of control to the customer, which generally takes place at the point of shipment. We also generate a portion of our revenue from software and support services. Software revenue is recognized (i) in the case of on-premises software, upon transfer of control to the customer, which generally takes place upon shipment, and (ii) in the case of cloud-based software, which is primarily sold through one-year annual contracts, ratably over the term of the agreement. Revenue from support services for our additive manufacturing systems is primarily generated through one-year annual contracts and is recognized ratably over the term of the agreement.

        We generate revenue and deliver products and services principally through sales to resellers, who purchase and resell our products and also provide installation and support services for our additive manufacturing solutions to customers. Occasionally and for certain products (and all related consumables, software and support services), we also generate revenue from and deliver services to our customers directly.

Cost of Revenue

        Our cost of revenue consists of the cost of products and cost of services. Cost of products includes the manufacturing cost of our additive manufacturing systems and consumables, which primarily consists of amounts paid to our third-party contract manufacturers and suppliers and personnel-related costs directly associated with manufacturing operations. Cost of services includes personnel-related costs directly associated with the provision of support services to our customers, which include engineers dedicated to remote support as well as, training, support and the associated travel costs. Our cost of revenues also includes depreciation and amortization, cost of spare or replacement parts, warranty costs, excess and obsolete inventory and shipping costs, and an allocated portion of overhead costs. We expect cost of revenue to increase in absolute dollars in future periods as we expect our revenues to continue to grow.

Gross Profit and Gross Margin

        Our gross profit is calculated based on the difference between our revenues and cost of revenues. Gross margin is the percentage obtained by dividing gross profit by our revenue. Our gross profit and gross margin are, or may be, influenced by a number of factors, including:

  •
  Market conditions that may impact our pricing;

  •
  Product mix changes between established products and new products;

  •
  Growth in our installed customer base or changes in customer utilization of our additive manufacturing systems, which affects sales of our consumable materials and may result in excess or obsolete inventories; and

  •
  Our cost structure for manufacturing operations, including contract manufacturers, relative to volume, and our product support obligations.

We expect our gross margins to fluctuate over time, depending on the factors described above.

Research and Development

        Our research and development expenses represent costs incurred to support activities that advance the development of innovative additive manufacturing technologies, new product platforms and consumables, as well as activities that enhance the capabilities of our existing product platforms. Our research and development expenses consist primarily of employee-related personnel expenses, prototypes, design expenses, consulting and contractor costs and an allocated portion of overhead costs. We expect research and development costs will increase on an absolute dollar basis over time as we continue to invest in our advancing our portfolio of additive manufacturing solutions.

Sales and Marketing

        Sales and marketing expenses consist primarily of employee-related costs for individuals working in our sales and marketing departments, third party commissions, costs related to trade shows and events and an allocated portion of overhead costs. We expect our sales and marketing costs will increase on an absolute dollar basis as we expand our headcount, initiate new marketing campaigns and launch new product platforms.

General and Administrative

        General and administrative expenses consist primarily of personnel-related expenses associated with our executive, finance, legal, information technology and human resources functions, as well as professional fees for legal, audit, accounting and other consulting services, and an allocated portion of overhead costs. We expect our general and administrative expenses will increase on an absolute dollar basis as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchanged and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as increased expenses for general and director and officer insurance, investor relations, and other administrative and professional services. In addition, we expect to incur additional costs as we hire additional personnel and enhance our infrastructure to support the anticipated growth of the business.

Interest Expense

        Interest expense includes cash interest paid on our term loan as well as amortization of deferred financing fees and costs.

Interest and Other Income, Net

        Interest and other income, net includes interest earned on deposits and short-term investments, gains and losses on investments as well as sales and disposals of fixed assets.

Income Taxes

        Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. Due to cumulative losses, we maintain a valuation allowance against our U.S. and state deferred tax assets.

Results of Operations

Comparison of the Six Months Ended June 30, 2020 and 2019

Revenue

        The following table presents the revenue of each of our revenue streams, as well as the percentage of total revenue and change from the prior period.

	For the Six Months Ended June 30,
	2020		2019
					Change in Revenues
		% of Total		% of Total
(Dollars in thousands)	Revenue		Revenue		$	%
Product Revenue	$4,225	76%	$10,487	87%	$(6,262)	–60%
Service Revenue	1,349	24%	1,594	13%	(245)	–15%

Total Revenue	$5,574	100%	$12,081	100%	$(6,507)	–54%

        Total revenue for the six months ended June 30, 2020 was $5.6 million compared with revenue of $12.1 million for the six months ended June 30, 2019, representing a decrease of $6.5 million, or 54%. The decrease in total revenue was attributable to a decrease in revenue from both products and services. Additionally, revenue was negatively impacted by $1.1 million as a result of our transitioning from a sales agent model to a reseller model.

        We sold fewer systems during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019, leading to an approximately 60% decrease in product revenue. This was primarily due to decreased customer demand and longer sales cycles resulting from the COVID-19 pandemic. Additionally, as a result of customer facilities closures associated with the COVID-19 pandemic, we experienced delays in shipments and installation as well as decreased utilization of our installed systems, leading to a decrease in sales of consumables materials.

        Service revenue decreased during the six months ended June 30, 2020, as compared to the six months ended June 30, 2019, primarily due to a decrease in support and installation revenue resulting from decreased shipments during the period.

        The following table presents revenue by geographic region, as well as the percentage of total revenue and change from the prior period.

	For the Six Months Ended June 30,
	2020		2019
					Change in Revenues
		% of Total		% of Total
(Dollars in thousands)	Revenue		Revenue		$	%
Americas	$2,125	38%	$9,538	79%	$(7,413)	–78%
EMEA (Europe, the Middle East and Africa)	2,818	51%	2,168	18%	650	30%
APAC (Asia-Pacific)	631	11%	375	3%	256	68%

Total Revenue	$5,574	100%	$12,081	100%	$(6,507)	–54%

        Total revenue decreased due to fewer products sales in the Americas region driven by decreased customer demand resulting from the COVID-19 pandemic. This decrease was partially offset by increased sales in the EMEA and APAC regions, driven primarily by the delayed impact of the COVID-19 pandemic in 2020 in the EMEA region and certain parts of the APAC region relative to the rest of the world.

Cost of Revenue

        Total cost of revenue during the six months ended June 30, 2020 and 2019 was $16.7 million and $24.0 million, respectively, a decrease of $7.3 million, or 30%.

        The decrease in total cost of revenue was driven primarily by the decrease in product cost of revenue, which resulted from fewer product sales. This decrease was partially offset by an increase to our inventory reserves. We recognized a $2.8 million obsolescence inventory charge related to product redesigns implemented to reduce costs and enhance performance and functionality.

Gross Profit (Loss) and Gross Margin

        The following table presents gross profit by revenue stream, as well as change in gross profit (loss) dollars from the prior period.

	For the Six Months Ended June 30,
			Change in Gross Profit
	2020	2019
(Dollars in thousands)	Gross Profit (Loss)		$	%
Products	$(10,188)	$(11,267)	$1,079	10%
Services	(920)	(690)	(230)	–33%

Total	$(11,108)	$(11,957)	$849	7%

        Total gross profit (loss) during the six months ended June 30, 2020 and 2019 was $(11.1) million and $(12.0) million, respectively. The change in total gross profit (loss) of $0.9 million is driven by the fact that we sold fewer systems in the six months ended June 30, 2020, as compared to the six months ended June 30, 2019. Negative gross profit during these periods was a result of higher system costs than selling price primarily driven by a combination of small purchase quantities for systems and consumables from our third-party contract manufacturers, resulting in higher costs, and the selection of suppliers influenced by time-to-market considerations instead of solely cost considerations.

        The following table presents gross margin by revenue stream, as well as the change in gross margin from the prior period.

	For the Six Months Ended June 30,
	2020	2019	Change in Gross Margin
	Gross Margin		Percentage Points	%
Products	–241%	–107%	–1.34	–124%
Services	–68%	–43%	–0.25	–58%

Total	–199%	–99%	–1.00	–101%

        Total gross margin during the six months ended June 30, 2020 and 2019 was (199)% and (99)%, respectively. The decrease in total gross margin was primarily due to the decrease in gross margin from our product revenue, which resulted mainly from an obsolescence inventory charge related to product redesigns implemented to reduce costs and enhance performance and functionality. This was partially offset by a lower product cost for units shipped in the first six months of 2020 as compared to the first six months of 2019. Additionally, during the six months ended June 30, 2020 we expanded our manufacturing operations team and associated costs to accommodate our expected increase in sales volumes in future periods and the manufacturing ramp-up and initial commercialization of new products scheduled to ship in late 2020 and 2021.

Research and Development

        Research and development expenses for the six months ended June 30, 2020 and 2019 were $22.2 million and $26.8 million, respectively, a decrease of $4.6 million, or 17%. The decrease in research and development expenses was primarily due to a $3.0 million decrease in prototyping costs incurred during the six months ended June 30, 2020 resulting from the maturation of our product development efforts. Additionally, during the six months ended June 30, 2020, we reduced engineering consulting expenses and headcount to mitigate the impacts of and uncertainties around COVID-19 as described in the "Recent Developments" section above, resulting in savings of $1.4 million and $0.6 million, respectively. These decreases were partially offset by other individually insignificant variations between the periods.

Sales and Marketing

        Sales and marketing expenses for the six months ended June 30, 2020 and 2019 were $7.5 million and $9.9 million, respectively, a decrease of $2.4 million, or 24%. The decrease in sales and marketing expenses of $1.6 million was primarily due to a decrease in third party commissions resulting from our shift towards a reseller model for our distribution network during the six months ended June 30, 2020, as compared to the prior sales agent model. During the six months ended June 30, 2020, we reduced tradeshow and related travel expenses and marketing headcount to mitigate the impacts of and uncertainties around the COVID-19 pandemic as described in the "Recent Developments" section above, resulting in savings of $0.9 million and $0.1 million, respectively. These decreases were partially offset by an increase in sales headcount, resulting in $0.9 million of additional employee-related costs during the six months ended June 30, 2020. These changes included other individually insignificant variations between the periods.

General and Administrative

        General and administrative expenses for the six months ended June 30, 2020 and 2019 were $5.6 million and $5.5 million, respectively, an increase of $0.1 million, or 2%. The increase in general and administrative expenses was primarily due to a $0.2 million increase in legal expenses related to maintaining our intellectual property. This was partially offset by a reduction in headcount to mitigate the impacts of and uncertainties around the COVID-19 pandemic as described in the "Recent Developments" section above, resulting in savings of $0.1 million.

Interest Expense

        Interest expense during the six months ended June 30, 2020 and 2019 was $0.2 million and $0.3 million, respectively, a decrease of $0.1 million, or 33%. The decrease resulted from a decrease in the variable interest rate paid on our term loan.

Interest and Other Income, Net

        Interest and other income, net during the six months ended June 30, 2020 and 2019 was $0.9 million and $2.6 million, respectively, a decrease of $1.7 million, or 65%. Interest income decreased $1.8 million, from $2.6 million during the six months ended June 30, 2019 to $0.8 million during the six months ended June 30, 2020, resulting from a decrease in cash available for investment. The change in net other income from June 30, 2019 to June 30, 2020 was immaterial.

Income Taxes

        No provision for federal, foreign or state income taxes has been recorded because we incurred losses during the six months ended June 30, 2020 and 2019.

        We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecast results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in a single, or multiple, taxing jurisdictions, a reversal of the related portion of our existing valuation allowances may occur.

Comparison of the Years Ended December 31, 2019 and 2018

Revenue

        The following table presents the revenue of each of our revenue streams, as well as the percentage of total revenue and change from the prior year.

	For the Years Ended December 31,
	2019		2018
					Change in Revenues
		% of Total		% of Total
(Dollars in thousands)	Revenue		Revenue		$	%
Product Revenue	$22,758	86%	$751	73%	$22,007	2,931%
Service Revenue	3,681	14%	283	27%	3,398	1,201%

Total Revenue	$26,439	100%	$1,034	100%	$25,405	2,457%

        Total revenue for the years ended December 31, 2019 and 2018 was 26.4 million and $1.0 million, respectively, an increase of $25.4 million, or 2,457%. The increase in total revenue was primarily attributable to the commencement of product shipments in late 2018. We benefitted from a full year of shipments in the year ended December 31, 2019, resulting in a significant increase in our product revenue compared to the same period in 2018.

        Service revenue increased due to a significantly higher installed customer base utilizing our services.

        The following table presents revenue by geographic region, as well as the percentage of total revenue and change from the prior period.

	For the Years Ended December 31,
	2019		2018
					Change in Revenues
		% of Total		% of Total
(Dollars in thousands)	Revenue		Revenue		$	%
Americas	$15,801	60%	$1,034	100%	$14,767	1,428%
EMEA	8,993	34%	—	0%	8,993	—
APAC	1,645	6%	—	0%	1,645	—

Total Revenue	$26,439	100%	$1,034		$25,405	2,457%

        We began selling internationally during 2019. All sales during 2018 were generated from the Americas region.

Cost of Revenue

        Total cost of sales during the years ended December 31, 2019 and 2018 was $50.8 million and $5.5 million, respectively, an increase of $45.3 million or 824%. The increase in total cost of sales was driven primarily by increased cost of product revenue, resulting from the increase in product sales during 2019, as well as an increase in related inventory reserves, warranty accrual and shipping costs. Cost of revenue related to services increased due to a non-recurring engineering services contract, as well as increased customer support personnel needed to support our product sales.

Gross Profit (Loss) and Gross Margin

        The following table presents gross profit (loss) by revenue stream, as well as change in gross profit (loss) dollars from the prior period.

	For the Years Ended December 31,
			Change in Gross Profit
	2019	2018
(Dollars in thousands)	Gross Profit (Loss)		$	%
Products	$(22,510)	$(3,821)	$(18,689)	–489%
Services	(1,847)	(613)	(1,234)	–201%

Total	$(24,357)	$(4,434)	$(19,923)	–449%

        Total gross profit (loss) during the years ended December 31, 2019 and 2018 was $(24.4) million and $(4.4) million, respectively. The decrease in gross profit (loss) dollars of $19.9 million resulted from the fact that we sold more units during the year ended December 31, 2019 versus the year ended December 31, 2018. Negative gross profit during these periods was the result of higher system costs than selling price, primarily driven by a combination of small purchase quantities for systems and consumables from our third-party contract manufacturers, resulting in higher costs, and the selection of suppliers influenced by time-to-market considerations instead of just cost considerations. Additionally, in 2019 we expanded our manufacturing operations team and associated costs to accommodate our expected increase in sales volumes in future periods. Gross profit (loss) related to services also decreased due to expenses associated with non-recurring engineering services for a customer-specific contract, as well as increased customer support personnel needed to support our installed product base.

        The following table presents gross margin by revenue stream, as well as the change in gross margin from the prior period.

	For the Years Ended December 31,
	2019	2018	Change in Gross Margin
	Gross Margin		Percentage Points	%
Products	–99%	–509%	4.10	81%
Services	–50%	–217%	1.67	77%

Total	–92%	–429%	3.37	79%

        Total gross margin was (92)% for 2019, compared with total gross margin of (429)% for 2018. The increase in our gross margin resulted from reductions in product costs resulting from larger volumes of shipments and product reconfiguration efforts.

Research and Development

        Research and development expenses during the years ended December 31, 2019 and 2018 were $54.7 million and $59.6 million, respectively, a decrease of $4.9 million, or 8%. The decrease in research and development expenses was primarily due to an $8.6 million decrease in prototyping costs related to the maturation of our product development efforts. These expense reductions were partially offset by increased personnel costs of $3.0 million related to additional headcount, as well as consulting costs of $0.9 million related to new product development. The remaining decrease of $0.2 million resulted from other individually insignificant variations between the two periods.

Sales and Marketing

        Sales and marketing expenses during the years ended December 31, 2019 and 2018 were $18.8 million and $14.7 million, respectively, an increase of $4.1 million, or 28%. The increase in sales and marketing expenses resulted from additional commissions of $2.0 million due to increased shipments and a $3.0 million increase in personnel costs resulting from additional headcount in our sales function. These costs were partially offset by a reduction in trade show expenses of $1.2 million. The remaining increase resulted from other individually insignificant variations between the two periods.

General and Administrative

        General and administrative expenses during the years ended December 31, 2019 and 2018 were $11.3 million and $44.9 million, respectively, a decrease of $33.6 million, or 75%. The decrease in general and administrative expenses was driven primarily by a decrease in legal and settlement expenses related to non-recurring litigation costs incurred in 2018. In 2018, we were engaged in litigation with a competitor with both parties asserting claims of patent infringement and trade secret misappropriation. The litigation was resolved in October 2018 when the parties entered into a confidential settlement agreement. The legal fees and settlement amount are reflected in general and administrative expenses for 2018. For additional information, refer to Note 11 to the consolidated financial statements included elsewhere in this proxy statement/consent solicitation/prospectus. The decrease in legal expenses was offset by a sum of other individually insignificant variations between the two periods.

Interest Expense

        Interest expense during the years ended December 31, 2019 and 2018 was $0.5 million and $0.3 million, respectively, an increase of $0.2 million, or 67%. The increase in interest expense results from the fact that our term loan was outstanding for the full year in 2019, versus six months in 2018.

Interest and Other Income, Net

        Interest and other income, net during the years ended December 31, 2019 and 2018 was $6.0 million and $2.5 million, respectively, an increase of $3.5 million, or 140%. Interest income increased $1.9 million from $2.6 million for the year ended December 31, 2018 to $4.5 million for the year ended December 31, 2019. The increase resulted from an increase in interest-bearing deposits and short-term investments. Net other income increased $1.6 million from $(0.1) million for the year ended December 31, 2018 to $1.5 million for the year ended December 31, 2019, primarily resulting from a gain recorded upon obtaining a controlling interest in Make Composites in July 2019.

Income Taxes

        No provision for federal, foreign or state income taxes has been recorded because we incurred losses during the years ended December 31, 2019 and 2018.

        We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate. We continue to assess our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecast results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in a single, or multiple, taxing jurisdictions, a reversal of the related portion of our existing valuation allowances may occur.

Non-GAAP Financial Information

        In addition to our results determined in accordance with GAAP, we believe that EBITDA and Adjusted EBITDA, each non-GAAP financial measures, are useful in evaluating our operational performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

        We define "EBITDA" as net loss plus net interest income, provision for income taxes, depreciation and amortization expense.

        We define "Adjusted EBITDA" as EBITDA adjusted for stock-based compensation.

        We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing, capital expenditures, and non-cash expenses such as stock-based compensation and provides investors with a means to compare our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating EBITDA and Adjusted EBITDA we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of these measures, especially Adjusted EBITDA, may not be comparable to other similarly titled measures computed by other companies because not all companies calculate these measures in the same fashion.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

        The following table reconciles net loss to EBITDA and Adjusted EBITDA during the six months ended June 30, 2020 and 2019, and the years ended December 31, 2019 and 2018, respectively:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(Dollars in thousands)	2020	2019	2019	2018
Net loss attributable to common stockholders	$(45,570)	$(51,873)	$(103,596)	$(121,339)
Interest (income) expense, net	(663)	(2,315)	(3,993)	(2,340)
Income tax expense (benefit)	—	—	—	—
Depreciation and amortization	4,475	3,653	8,087	4,204

EBITDA	(41,758)	(50,535)	(99,502)	(119,475)
Stock compensation expense	2,333	2,313	5,215	2,965

Adjusted EBITDA	$(39,425)	$(48,222)	$(94,287)	$(116,510)

Liquidity and Capital Resources

        We have incurred a net loss in each of our annual periods since our inception. We incurred net losses of $103.6 million and $121.3 million during the years ended December 31, 2019 and 2018, respectively. As of June 30, 2020, we had $108.7 million in cash, cash equivalents and short-term investments. As an early stage company, we have primarily obtained cash to fund our operations through preferred stock offerings and debt instruments. We expect we will continue to need investments to support the growth of the business, continue research and development in our product platforms, and support our operations.

        Since inception, we have received cumulative net proceeds from the sale of our preferred and common stock of $438.8 million to fund our operations. As of June 30, 2020, our principal sources of liquidity were our cash, cash equivalents and short-term investments of $108.7 million which are principally invested in money market funds and fixed income instruments.

        In June 2018, we entered into a three-year, $20.0 million term loan, which provided $10.0 million immediately with the remaining principal balance available to be drawn in up to three draws of not less than $2.0 million for 12 months from close of the facility. We entered into this loan to fund capital expenditures associated with our corporate office. Interest is calculated using the Wall Street Journal Prime rate less 50 basis points, payable monthly in arrears. If our cash and investments fall below $30.0 million, cash equal to the total outstanding amount of the debt is required to be placed in a money market account. In connection with this loan, we are also subject to periodic reporting requirements, and the lender has a first priority lien on all assets. Repayment terms include interest only payments for 36 months, with the principal coming due in June 2021.

        In April 2020, we received loan proceeds in the amount of approximately $5.4 million under the Paycheck Protection Program (the "PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), provides for loans to qualifying businesses. We repaid the loan in its entirety on May 13, 2020.

        We believe that our existing capital resources will be sufficient to support our operating plan and cash commitments for the next 12 months. As of June 30, 2020, we had $74.6 million in cash and cash equivalents, and $34.1 million in short-term liquid investments. This liquid asset balance significantly exceeds our current liabilities of $27.6 million as of the same date. If we anticipate that our actual results will differ from our operating plan, we believe we have sufficient capabilities to enact cost savings measures to preserve capital.

        We expect net losses to continue in connection with our ongoing activities, particularly as we continue to invest in commercialization and new product development. Additionally, we may engage in future acquisitions which may require additional capital. As noted in the "Recent Developments" section above, we entered into a Merger Agreement with Trine. On a gross basis, we expect to have approximately $595.3 million in cash (assuming no redemptions by Trine's existing public stockholders) or $289.9 million (assuming maximum redemptions by Trine's existing public stockholders) in cash as a result of the transaction, which we expect to support our operations and investments in the near term.

Cash Flows

        Since inception, we have primarily used proceeds from issuances of preferred stock and debt instruments to fund our operations. The following table sets forth a summary of cash flows for the periods presented:

	For the Six Months Ended June 30,		For the Years Ended December 31,
(Dollars in thousands)	2020	2019	2019	2018
Net cash used in operating activities	$(40,304)	$(52,087)	$(97,202)	$(111,002)
Net cash provided by (used in) investing activities	48,655	(84,248)	(26,032)	39,007
Net cash provided by (used in) financing activities	135	160,157	160,352	45,426

Net change in cash, cash equivalents, and restricted cash	$8,486	$23,822	$37,118	$(26,569)

Cash Flows for the Six Months Ended June 30, 2020 and 2019

Operating Activities

        Net cash used for operating activities during the six months ended June 30, 2020 and 2019 was $(40.3) million and $(52.1) million, respectively. The decrease in cash used in operating activities of $11.8 million was primarily driven by a decrease in net loss of $6.3 million, an increase in net cash inflows from accounts receivable and prepaid expenses and other current assets of $8.8 million and $2.2 million, respectively. These decreases in cash used in operating activities were partially offset by an increase in net cash outflows related to accrued expenses and other current liabilities and deferred revenue of $4.3 million and $1.8 million, respectively. The majority of our inventory consists of finished goods. Inventory balances may fluctuate during cycles of new product launch, commercialization and planned growth of production and sales of products. We expect inventory levels to continue to increase as we launch our additional product lines in the near future.

Investing Activities

        Net cash provided by (used in) investing activities during the six months ended June 30, 2020 and 2019 was $48.7 million and $(84.2) million, respectively. The increase of $132.9 million in cash provided by investing activities was primarily due to reduced purchases of marketable securities of $143.3 million and fixed assets of $1.8 million, partially offset by reduced proceeds from sale of marketable securities of $12.6 million. Additionally, during the six months ended June 30, 2019 we paid $0.4 million for the acquisition of addLEAP AB, and did not make a similar investment during the six months ended June 30, 2020.

        We expect our capital expenditures in 2020 to be limited to spending associated with sustaining our existing operations and supporting our current development programs (estimated spending of approximately $1.5 million to $2.0 million). We may revise our capital expenditures budget to reflect cash provided by the Business Combination in order to meet strategic objectives, including potentially acquiring companies or technologies in the additive manufacturing industry.

Financing Activities

        Net cash provided by financing activities during the six months ended June 30, 2020 and 2019 was $0.1 million and $160.2 million, respectively. The decrease of $160.1 million in cash provided by financing activities resulted primarily from our Series E Preferred Stock offering in January of 2019, with no similar financing occurring during the six months ended June 30, 2020.

Cash Flows for the Years Ended December 31, 2019 and 2018

Operating Activities

        Net cash used for operating activities during the years ended December 31, 2019 and 2018 was $97.2 million and $111.0 million, respectively. The decrease of $13.8 million in cash used for operating activities resulted primarily from a decrease in operating expenses, resulting in a decrease in our net loss of $17.7 million. The decrease in cash used for operating activities was further reduced because our non-cash expenses increased $4.9 million. These decreases in cash used for operating activities were partially offset by the change in our net operating assets and liabilities, which decreased $8.8 million.

        The majority of our inventory consists of finished goods. Inventory balances may fluctuate during cycles of new product launch, commercialization and planned growth of production and sales of products.

Investing Activities

        Net cash used for investing activities during the year ended December 31, 2019 was $26.0 million and net cash provided by investing activities during the year ended December 31, 2018 was $39.0 million. The change of $65.0 million in cash used for investing activities was primarily due to increased purchases of marketable securities. In 2019, we purchased marketable securities for $215.6 million, compared to purchases of $96.8 million in 2018. The increase in purchases corresponded with the cash inflow from our Series E Preferred Stock offering in January 2019. This was partially offset by reduced spending on property and equipment, as well as an increase in cash provided from sales and maturities of marketable securities.

Financing Activities

        Net cash provided by financing activities during the years ended December 31, 2019 and 2018 was $160.4 million and $45.4 million, respectively. The increase in cash provided by financing activities of $115.0 million was primarily due to issuance of our Series E Preferred Stock financing in January of 2019.

Off-Balance Sheet Arrangements

        We have no off-balance sheet arrangements and do not utilize any "structured debt," "special purpose" or similar unconsolidated entities for liquidity or financing purposes.

Critical Accounting Policies and Significant Estimates

        Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based on the our historical experience (where available), current trends and information available from other sources, as appropriate. If different conditions result from those assumptions used in our judgments, the results could be materially different from our estimates. We believe the following critical accounting policy requires significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue Recognition

        We recognize revenue from sale of products upon transfer of control, which is generally at the point of shipment. Revenue from sale of services may be recognized over the life of the associated service contract or as services are performed, depending on the nature of the services being provided.

        Our contracts with customers often include promises to transfer multiple products and services to the customer. Judgment is required to determine the separate performance obligations present in a given contract, which we have concluded are generally capable of being distinct and accounted for as separate performance obligations. We use standalone selling price (SSP) to allocate revenue to each performance obligation. Significant judgment is required to determine the SSP for each distinct performance obligation in a contract.

        We began generating revenue in the fourth quarter of 2018, and as such, we have had limited standalone sales of our products and services. The absence of observable prices resulting from our relatively short period of revenue generation requires us to estimate the SSPs of distinct performance obligations in a given contract.

        We determine SSP using market conditions and other observable inputs. We typically have more than one SSP for individual products and services due to the stratification of our customers. The SSP generally varies by size of the customer. Our determination of SSP may change in the future as standalone sales of products and services occur, providing observable prices.

Recent Accounting Pronouncements

        Refer to Note 2 of Desktop Metal's consolidated financial statements found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Internal Control Over Financial Reporting

        In the course of preparing the financial statements that are included in this prospectus, our management has determined that we have material weaknesses in our internal control over financial reporting. These material weaknesses primarily pertain to timely reconciliation and analysis of certain key accounts and the ability to produce financial statements on a public company timeline. We have concluded that these material weaknesses in our internal control over financial reporting occurred because, prior to this offering, we were a private company and did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company.

        In order to remediate these material weaknesses, we have taken and plan to take the following actions:

  •
  the hiring and continued hiring of additional accounting, finance and legal resources with public company experience; and

  •
  implementation of additional review controls and processes and requiring timely account reconciliations and analyses.

        In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of June 30, 2020 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risks from fluctuations in interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities and, if we consider it to be appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes. For additional information on our variable rate debt, refer to Note 10 of Desktop Metal's consolidated financial statements found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Interest Rate Risk

        We have exposure to interest rate risk from our variable rate debt. We do not hedge our exposure to changes in interest rates. At June 30, 2020, we had $10 million in variable rate debt outstanding. A 10% change in interest rates would have an immaterial impact on annualized interest expense.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF DESKTOP METAL

        The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Desktop Metal's common stock and preferred stock, as of October 30, 2020, for (1) each person known by Desktop Metal to be the beneficial owner of more than 5% of Desktop Metal's outstanding shares of common stock and preferred stock, (2) each member of Desktop Metal's board of directors, (3) each of Desktop Metal's named executive officers and (4) all of the members of Desktop Metal's board of directors and Desktop Metal's executive officers as a group. As of October 30, 2020, Desktop Metal had 31,797,295 shares of common stock outstanding, owned by 78 holders of record, and had 100,038,109 shares of preferred stock outstanding, owned by 48 holders of record.

        The number of shares and the percentages of beneficial ownership below are based on the number of shares of Desktop Metal's common stock and preferred stock issued and outstanding as of October 30, 2020. In computing the number of shares of common stock and preferred stock beneficially owned by a person and the percentage ownership of such person, Desktop Metal deemed to be outstanding all shares of common stock and preferred stock subject to options held by the person that are currently exercisable or exercisable within 60 days of October 30, 2020. Desktop Metal did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a "beneficial owner" of a security if that person has or shares "voting power", which includes the power to vote or to direct the voting of the security, or "investment power", which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

        Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

        Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of common stock and preferred stock owned by such stockholders. Unless otherwise noted, the address of each beneficial owner is c/o Desktop Metal, Inc., 63 3rd Ave., Burlington, MA 01803.

	Common Stock		Preferred Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Outstanding	Number of Shares Beneficially Owned	Percentage Outstanding	All Capital Stock(1) Percentage Outstanding
5% Stockholders:
Christopher Schuh(2)	2,250,000	7.08%	—	—	1.71%
Entities affiliated with GV 2016, L.P.(3)	158,524	*	11,553,091	11.55%	8.88%
Jonah Myerberg(4)	2,866,667	9.02%	—	—	2.17%
KDT Desktop Metal Holdings, LLC(5)	300,000	*	7,484,209	7.48%	5.89%
KPCB Holdings, Inc., as nominee(6)	110,967	*	14,511,041	14.51%	11.09%
Entities affiliated with Lux Ventures(7)	158,524	*	15,114,726	15.11%	11.59%
Entities affiliated with New Enterprise Associates(8)	110,967	*	23,157,671	23.15%	17.65%
The Northern Trust Company(9)	—	—	9,170,116	9.17%	6.96%
Yet Ming Chiang(10)	3,000,000	9.43%	—	—	2.28%
Directors and Named Executive Officers:
Ric Fulop(11)	18,000,000	56.61%	—	—	13.65%
Steve Billow(12)	437,500	1.36%	—	—	*
Michael Rubino(13)	645,000	1.99%	—	—	*
Vu Tuan Anh TranPham(14)	—	—	—	—	—
Dayna Grayson(15)	—	—	—	—	—
Leo Hindery, Jr.(16)	—	—	—	—	—
Wen Hsieh(17)	110,967	*	14,511,041	14.51%	11.09%
Jeff Immelt(18)	206,666	*	11,674	*	*
Gary Johnson(19)	—	—	—	—	—
Byron Knight(20)	300,000	*	7,484,209	7.48%	5.89%
Stephen Nigro(21)	—	—	—	—	—
Steve Papa(22)	—	—	—	—	—
Andy Wheeler(23)	158,524	*	11,553,091	11.55%	8.88%
Bilal Zuberi(24)	158,524	*	15,114,726	15.11%	11.59%
Directors and executive officers as a group (14 persons)(25)	22,958,013	68.61%	48,674,741	48.66%	53.66%

*
Indicates less than 1%

(1)
Each share of Desktop Metal preferred stock is convertible into one share of Desktop Metal common stock.

(2)
Consists of shares of common stock held directly by Mr. Schuh.

(3)
Consists of (a) 158,524 shares of Desktop Metal common stock held by GV 2017, L.P., (b) 7,307,164 shares of Series C preferred stock held by GV 2016, L.P., (c) 1,751,190 shares of Series D preferred stock held by GV 2017, L.P. and (d) 2,494,737 shares of Series E-1 preferred stock held by GV 2019, L.P. GV 2017 GP, L.P. (the general partner of GV 2017, L.P.), GV 2017 GP, L.L.C. (the general partner of GV 2017 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2017 GP, L.L.C.), XXVI Holdings Inc. (the managing member of Alphabet Holdings LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2017, L.P. GV 2016 GP, L.P. (the general partner of GV 2016, L.P.), GV 2016 GP, L.L.C. (the general partner of

  GV 2016 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2016 GP, L.L.C.), XXVI Holdings Inc. (the managing member of Alphabet Holdings LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2016, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the sole member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the managing member of Alphabet Holdings LLC), and Alphabet Inc. (the sole stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P. The principal mailing address for each of GV 2016, L.P., GV 2016 GP, L.P., GV 2016 GP, L.L.C, GV 2017, L.P., GV 2017 GP, L.P., GV 2017 GP, L.L.C, GV 2019, L.P., GV 2019 GP, L.P., GV 2019 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc., and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043.

(4)
Consists of 2,866,667 shares of common stock held directly by Mr. Myerberg.

(5)
Consists of (a) 300,000 shares of common stock subject to a warrant held by KDT Desktop Metal Holdings, LLC that is exercisable within 60 days of October 30, 2020, and (b) shares of Series E preferred stock held by KDT Desktop Metal Holdings, LLC. Byron Knight may be deemed to share voting and dispositive power over the shares held by KDT Desktop Metal Holdings, Inc. The address for this entity and individuals is 4111 E. 37th Street North, Wichita, Kansas 67220.

(6)
Consists of (a) 110,967 shares of common stock, of which 107,449 shares are held by Kleiner Perkins Caufield & Byers XVII, LLC ("KPCB XVIII") and 3,518 shares are held by KPCB XVII Founders Fund, LLC ("XVII Founders"), (b) 5,620,925 shares of Series A preferred stock, of which 5,434,872 shares are held by Kleiner Perkins Caufield & Byers XVI, LLC ("KPCB XVI") and 186,053 shares are held by KPCB XVI Founders Fund, LLC ("XVI Founders"), (c) 8,118,404 shares of Series B preferred stock, of which 7,849,685 shares are held by KPCB XVI and 268,719 shares are held by XVI Founders, (d) 438,430 shares of Series C preferred stock, of which 423,918 shares are held by KPCB XVI and 14,512 shares are held by XVI Founders, (e) 233,492 shares of Series D preferred stock, of which 225,763 shares are held by KPCB XVI and 7,729 shares are held by KPCB XVI Founders, and (f) 99,790 shares of Series E preferred stock, of which 96,487 shares are held by KPCB XVI and 3,303 shares are held by XVI Founders. All shares are held for convenience in the name of "KPCB Holdings, Inc., as nominee" for the accounts of such individuals and entities. The managing member of KPCB XVI is KPCB XVI Associates, LLC ("KPCB XVI Associates"). L. John Doerr, Beth Seidenberg, Randy Komisar, Theodore E. Schlein and Wen Hsieh, the managing members of KPCB XVI Associates, exercise shared voting and dispositive control over the shares held by KPCB XVI. Such managing members disclaim beneficial ownership of all shares held by KPCB XVI except to the extent of their pecuniary interest therein. The managing member of KPCB XVII is KPCB XVII Associates, LLC ("KPCB XVII Associates"). Beth Seidenberg, Ilya Fushman, Mamoon Hamid, Theodore E. Schlein and Wen Hsieh, the managing members of KPCB XVII Associates, exercise shared voting and dispositive control over the shares held by KPCB XVII. Such managing members disclaim beneficial ownership of all shares held by KPCB XVII except to the extent of their pecuniary interest therein. The principal business address for all entities and individuals affiliated with Kleiner Perkins Caufield & Byers is c/o Kleiner Perkins Caufield & Byers, LLC, 2750 Sand Hill Road, Menlo Park, CA 94025.

(7)
Consists of (a) 158,524 shares of common stock held by Lux Ventures V, L.P., (b) 5,620,925 shares of Series A preferred stock held by Lux Ventures IV, L.P., (c) 6,244,926 shares of Series B preferred stock held by Lux Ventures IV, L.P., (d) 584,573 shares of Series C preferred stock held by Lux Ventures IV, L.P., (e) 1,167,460 shares of Series D preferred stock held by Lux Ventures IV, L.P., and (f) 1,496,842 shares of Series E preferred stock held by Lux Co-Invest Opportunities, L.P. Lux Venture Partners V, LLC is the general partner of Lux Ventures V, L.P. and exercises voting and dispositive power over the shares noted herein held by Lux Ventures V, L.P. Lux Venture Partners IV, LLC is the general partner of Lux Ventures IV, L.P. and exercises voting and dispositive power over the shares noted herein held by Lux Ventures IV, L.P. Lux Co-Invest Partners, LLC is the general partner of Lux Co-Invest Opportunities, L.P. and exercises voting and dispositive power over the shares noted herein held by Lux Co-Invest Opportunities, L.P. Peter Hebert and Josh Wolf are the individual managing members of Lux Venture Partners V, LLC, Lux Venture Partners IV, LLC and Lux Co-Invest Partners, LLC (the "Individual Managers"). The Individual Managers, as the sole managers of Lux Venture Partners V, LLC, Lux Venture Partners IV, LLC and Lux Co-Invest Partners, LLC, may be deemed to share voting and dispositive power for the shares noted herein held by Lux Ventures V, L.P., Lux Ventures IV, L.P. and Lux Co-Invest Opportunities, L.P. Each of Lux Venture Partners V, LLC, Lux Venture Partners IV, LLC, Lux Co-Invest Partners, LLC and the Individual Managers separately disclaim beneficial ownership over the shares noted herein except to the extent of their pecuniary interest therein. The address for these entities and individuals is c/o Lux Capital Management, 920 Broadway, 11th Floor, New York, NY 10010.

(8)
Consists of (a) 110,967 shares of common stock held by nea:seed IV, llc (Seed), (b) 14,053 shares of Series A preferred stock held by NEA Ventures 2015, L.P. (Ven 2015), (c) 11,274,640 shares of Series A preferred stock held by New Enterprise Associates 15, L.P. (NEA 15), (d) 6,244,926 shares of Series B preferred stock held by NEA 15, (e) 1,790,919 shares of Series C preferred stock held by NEA 15, (f) 2,336,291 shares of Series D preferred stock held by NEA 15, and (g) 1,496,842 shares of Series E preferred stock held by NEA 15. The securities directly held by NEA 15 are indirectly held by NEA Partners 15, L.P. (Partners 15), which is the sole general partner of NEA 15; NEA 15 GP, LLC (NEA 15 LLC), which is the sole general partner of Partners 15; and each of the individual managers of NEA 15 LLC. The individual Managers of NEA 15 LLC (the NEA 15 Managers) are Forest Baskett, Anthony A. Florence, Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell, and Peter Sonsini. NEA Partners 15, NEA 15 LLC, and the NEA 15 Managers share voting and dispositive power with regard to the shares owned directly by NEA 15. The securities directly held by Seed are indirectly held by New Enterprise Associates 16, L.P (NEA 16), which is the sole member of Seed; NEA Partners 16, L.P. (Partners 16), which is the sole general partner of NEA 16; NEA 16 GP, LLC (NEA 16 LLC), which is the sole general partner of Partners 16; and each of the individual managers of NEA 16 LLC. The individual Managers of NEA 16 LLC (the NEA 16 Managers) are Forest Baskett, Ali Behbahani, Carmen Chang, Anthony A. Florence, Mohamad Makhzoumi, Joshua Makower, Scott D. Sandell, Paul Walker, and Peter Sonsini. NEA 16, NEA Partners 16, NEA 16 LLC, and the NEA 16 Managers share voting and dispositive power with regard to the shares owned directly by Seed. Karen P. Welsh, the general partner of Ven 2015, shares voting and dispositive power with regard to the shares owned directly by Ven 2015. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The address for these entities and individuals is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(9)
Consists of (a) 8,172,222 shares of Series D preferred stock and (b) 997,894 shares of Series E preferred stock. Future Fund Investment Company No. 4 may be deemed to share voting and dispositive power over the shares held by The Northern Trust Company. The address for this entity is c/o Level 42, 120 Collins Street, Melbourne Vic 3000, Australia.

(10)
Consists of common stock held directly by Mr. Chiang.

(11)
Consists of (a) 16,455,000 shares of common stock held directly by Mr. Fulop, (b) 515,000 shares of common stock held by Bluebird Trust, (c) 515,000 shares of common stock held by Khaki Campbell Trust, and (d) 515,000 held by Red Tailed Hawk Trust. The trustee of the Bluebird Trust,

  Khaki Campbell Trust and Red Tailed Hawk Trust is Steven Papa. Voting and investment power over the shares held of record by the trusts is exercised by Mr. Fulop and his wife.

(12)
Consists of shares of common stock subject to options held by Mr. Billow that are exercisable within 60 days of October 30, 2020.

(13)
Consists of shares of common stock subject to options held by Mr. Rubino that are exercisable within 60 days of October 30, 2020.

(14)
Mr. TranPham does not hold any securities in Desktop Metal.

(15)
None of the shares of common stock subject to options held by Ms. Grayson are exercisable within 60 days of October 30, 2020.

(16)
Mr. Hindery does not hold any securities in Desktop Metal.

(17)
Consists of the shares identified in footnote (6) above. Mr. Hsieh is a general partner at Kleiner Perkins Caufield & Byers and may be deemed to have beneficial ownership with respect to these shares.

(18)
Consists of (a) 11,674 shares of Series D preferred stock and (b) shares of common stock subject to options held by Mr. Immelt that are exercisable within 60 days of October 30, 2020.

(19)
Mr. Johnson does not hold any securities in Desktop Metal.

(20)
Consists of the shares identified in footnote (5) above. Mr. Knight is a managing director at KDT Desktop Metal Holdings, Inc. and may be deemed to have beneficial ownership with respect to these shares.

(21)
None of the shares of common stock subject to restricted stock units held by Mr. Nigro are exercisable within 60 days of October 30, 2020.

(22)
None of the shares of common stock subject to options held by Mr. Papa are exercisable within 60 days of October 30, 2020.

(23)
Consists of the shares identified in footnote (3) above. Mr. Wheeler is a general partner at Google Ventures and may be deemed to have beneficial ownership with respect to these shares.

(24)
Consists of the shares identified in footnote (7) above. Mr. Zuberi is a partner at Lux Ventures and may be deemed to have beneficial ownership with respect to these shares.

(25)
Consists of (i) 21,294,682 shares of common stock held by all our current directors and executive officers as a group, (ii) 11,241,850 shares of Series A preferred stock, 14,363,330 shares of Series B preferred stock, 8,330,167 shares of Series C preferred stock, 3,163,816 shares of Series D preferred stock, 9,080,841 shares of Series E preferred stock and 2,494,737 shares of Series E-1 preferred stock held by all our current directors and executive officers as a group, and (iii) 1,663,331 shares of common stock subject to options and a warrant held by all our current directors and executive officers as a group that are exercisable within 60 days of October 30, 2020.

MANAGEMENT OF THE POST-COMBINATION COMPANY FOLLOWING THE BUSINESS COMBINATION

        References in this section to "we", "our", "us" and the "Company" generally refer to Desktop Metal, Inc. and its consolidated subsidiaries prior to the Business Combination and to the Post-Combination Company and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

        The following table sets forth the persons Trine and Desktop Metal anticipate will become the executive officers and directors of the Post-Combination Company. The Sponsor will be entitled to appoint a director to the Post-Combination Company's board of directors so long as the Sponsor and its successors and permitted assigns beneficially own, in the aggregate, a number of shares of Class A Common Stock equal to or greater than 25% of the aggregate number of shares of Class A Common Stock beneficially owned by the Trine Stockholders immediately following the closing of the Business Combination. See "Other Agreements—Stockholders Agreement" beginning on page 227 of this proxy statement/consent solicitation statement/prospectus.

        For biographical information concerning the executive officers and directors, other than Messrs. Hindery and Nigro, see "Management of Desktop Metal". For biographical information concerning Mr. Hindery, see "Management of Trine—Directors and Executive Officers". For biographical information concerning Mr. Nigro, see below.

Name	Age	Position
Ric Fulop	45	Chief Executive Officer, Chairman and Director
Steve Billow	53	President
Elizabeth Linardos	48	Chief Financial Officer and Treasurer
Meg Broderick	52	General Counsel and Secretary
Ilya Mirman	51	Chief Marketing Officer
Jonah Myerberg	44	Chief Technology Officer
Dayna Grayson	43	Director
Leo Hindery, Jr.	72	Director
Wen Hsieh	47	Director
Jeff Immelt	64	Director
Byron Knight	43	Director
Stephen Nigro	60	Director
Steve Papa	48	Director
Andy Wheeler	42	Director
Bilal Zuberi	44	Director

        Stephen Nigro.    Mr. Nigro is joining Desktop Metal's Board of Directors in connection with the closing of the Business Combination. Mr. Nigro has served as a consultant to Desktop Metal since August 2020. He most recently served as President, 3D Printing at HP, Inc., an information technology and services company, from 2015 until 2019. Mr. Nigro previously served as the Senior Vice President of HP, Inc.'s Imaging & Printing business leading a global $21 billion business. He has over 38 years of experience starting new businesses and running large at-scale global businesses. Currently Mr. Nigro serves on the board of directors of Kornit Digital Ltd. Mr. Nigro holds a B.S. from University of California Santa Barbara and an M.S. from Stanford University. We believe Mr. Nigro is qualified to serve on our Board due to his extensive management history and his leadership experience in the additive manufacturing industry.

Corporate Governance

        We will structure our corporate governance in a manner Trine and Desktop Metal believe will closely align our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

  •
  we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

  •
  at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC; and

  •
  we will implement a range of other corporate governance best practices, including implementing a robust director education program.

Composition of the Post-Combination Company Board of Directors After the Business Combination

        Our business and affairs are managed under the direction of our board of directors. Our board of directors will continue to be staggered in three classes, with three directors in Class I (expected to be Ms. Grayson and Messrs. Knight and Wheeler), four directors in Class II (expected to be Messrs. Hsieh, Immelt, Papa and Zuberi), and three directors in Class III (expected to be Messrs. Fulop, Hindery and Nigro). See "Description of Capital Stock of Post-Combination Company—Anti-Takeover Provisions—Classified Board."

Board Committees

        Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. After the Business Combination, we will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

  Audit Committee

        Our audit committee will be responsible for, among other things:

  •
  appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

  •
  discussing with our independent registered public accounting firm their independence from management;

  •
  reviewing, with our independent registered public accounting firm, the scope and results of their audit;

  •
  approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

  •
  overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

  •
  overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

  •
  reviewing our policies on risk assessment and risk management;

  •
  reviewing related person transactions; and

  •
  establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

        Upon the completion of the Business Combination, our audit committee will consist of Ms. Grayson and Messrs. Immelt and Zuberi, with Mr. Immelt serving as chair. Rule 10A-3 of the Exchange Act and the NYSE rules require that our audit committee have at least one independent member, have a majority of independent members and be composed entirely of independent members. Our board of directors has affirmatively determined that Ms. Grayson and Messrs. Immelt and Zuberi each meet the definition of "independent director" for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of NYSE listing standards. In addition, our board of directors has determined that Mr. Immelt will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at www.desktopmetal.com/investors upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/consent solicitation statement/prospectus or to be part of this proxy statement/consent solicitation statement/prospectus.

  Compensation Committee

        Our compensation committee will be responsible for, among other things:

  •
  reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

  •
  overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

  •
  reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

  •
  reviewing and approving all employment agreement and severance arrangements for our executive officers;

  •
  making recommendations to our board of directors regarding the compensation of our directors; and

  •
  retaining and overseeing any compensation consultants.

        Upon the completion of the Business Combination, our compensation committee will consist of Ms. Grayson and Mr. Hsieh, with Ms. Grayson serving as chair. Our board of directors has affirmatively determined that Ms. Grayson and Mr. Hsieh each meet the definition of "independent director" for purposes of serving on the compensation committee under the NYSE rules, including the heightened independence standards for members of a compensation committee, and are "non-employee directors" as defined in Rule 16b-3 of the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at www.desktopmetal.com/investors upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/consent solicitation statement/prospectus or to be part of this proxy statement/consent solicitation statement/prospectus.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee will be responsible for, among other things:

  •
  identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

  •
  overseeing succession planning for our Chief Executive Officer and other executive officers;

  •
  periodically reviewing our board of directors' leadership structure and recommending any proposed changes to our board of directors;

  •
  overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

  •
  developing and recommending to our board of directors a set of corporate governance guidelines.

        Upon completion of the Business Combination, our nominating and corporate governance committee will consist of Messrs. Papa and Wheeler, with Mr. Papa serving as chair. Our board of directors has affirmatively determined that Messrs. Papa and Wheeler each meet the definition of "independent director" under the NYSE rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at www.desktopmetal.com/investors upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement/consent solicitation statement/prospectus or to be part of this proxy statement/consent solicitation statement/prospectus.

Risk Oversight

        Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors' leadership structure.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

        Prior to the completion of the Business Combination, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our corporate website at www.desktopmetal.com/investors upon the completion of the Business Combination. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this proxy statement/consent solicitation statement/prospectus or to be part of this proxy statement/consent solicitation statement/prospectus.

Compensation of Directors and Officers

        Following the closing of the Business Combination, we expect the Post-Combination Company's executive compensation program to be consistent with Desktop Metal's existing compensation policies and philosophies, which are designed to:

  •
  attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

  •
  reward senior management in a manner aligned with our financial performance; and

  •
  align senior management's interests with our equity owners' long-term interests through equity participation and ownership.

        Following the closing of the Business Combination, we expect that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors. The Post-Combination Company's executive compensation and director compensation programs are further described below under "Management of Desktop Metal—Executive Compensation—Post-Combination Company Executive Officer and Director Compensation."

THE BUSINESS COMBINATION

        The following is a discussion of the Business Combination and the material terms of the Merger Agreement among Trine, Merger Sub and Desktop Metal. You are urged to read carefully the Merger Agreement in its entirety, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Trine or Desktop Metal. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Terms of the Business Combination

Transaction Structure

        Trine's and Desktop Metal's boards of directors have approved the Merger Agreement. The Merger Agreement provides for the merger of Desktop Metal with and into Merger Sub, a wholly owned subsidiary of Trine, with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine.

Merger Consideration

        Conversion of Desktop Metal Preferred Stock.    Each share of each series of Desktop Metal preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to the product of the liquidation amount (as described in Desktop Metal's charter) for such series of preferred stock multiplied by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time as if the Business Combination were a Deemed Liquidation Event (as defined in Desktop Metal's charter) (the "aggregate preferred stock consideration") divided by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time of the Business Combination (the "per share preferred stock consideration").

        Conversion of Desktop Metal Common Stock.    Each share of Desktop Metal common stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to $1,830,000,000 minus the aggregate implied value of the aggregate preferred stock consideration divided by the number of shares of Desktop Metal common stock outstanding on a fully diluted basis immediately prior to the effective time of the Business Combination (the "per share common stock consideration").

        We refer to the shares of Trine Class A common stock to be issued as per share preferred stock consideration and per share common stock consideration, collectively, as the "merger consideration."

        Fractional Shares.    No fractional shares of Trine Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Trine has agreed to pay to each former holder of Desktop Metal common stock or preferred stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Trine Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the VWAP of shares of Trine Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the closing.

Conversion of Shares; Exchange Procedures

        The conversion of Desktop Metal capital stock into the right to receive the merger consideration will occur automatically at the effective time of the Business Combination. As soon as reasonably practicable after the effective time of the Business Combination, the Post-Combination Company will exchange certificates representing shares of Desktop Metal common stock and preferred stock for the merger consideration to be received in the Business Combination pursuant to the terms of the Merger Agreement.

Certificates and Letters of Transmittal

        Concurrently with the mailing of this proxy statement/consent solicitation statement/prospectus, Desktop Metal will send a letter of transmittal to each holder of record of a certificate that represents shares of Desktop Metal common stock or preferred stock immediately prior to the effective time of the Business Combination. This mailing will contain instructions on how to surrender shares of Desktop Metal common stock and preferred stock in exchange for the merger consideration the holder is entitled to receive under the Merger Agreement. From and after the effective time, Desktop Metal stockholders who properly surrender their certificates to the Post-Combination Company, together with a properly completed and duly executed letter of transmittal, and such other documents as may be required pursuant to such instructions, will receive for each share of Desktop Metal common stock or preferred stock the per share common stock consideration or per share preferred stock consideration, as applicable.

Dissenting Shares

        Shares held by Desktop Metal stockholders who have perfected and not lost their right to demand appraisal of their shares in accordance with the procedures and requirements of Section 262 of the DGCL will not be converted into the right to receive the merger consideration, and such Desktop Metal stockholders will instead be entitled only to the rights granted by Section 262 of the DGCL. If any such Desktop Metal stockholder withdraws or loses his, her or its appraisal rights under Section 262 of the DGCL, the shares of Desktop Metal capital stock held by such Desktop Metal stockholder will be deemed to be converted, as of the effective time, into the right to receive the merger consideration.

Lost, Stolen or Destroyed Stock Certificates

        If a certificate for Desktop Metal common stock or preferred stock has been lost, stolen or destroyed, the Post-Combination Company will issue the merger consideration properly payable under the Merger Agreement upon receipt of an affidavit as to that loss, theft or destruction, any other appropriate evidence as to the ownership of that certificate by the claimant and appropriate and customary indemnification as may be requested by the Post-Combination Company.

Unaudited Prospective Financial Information of Desktop Metal

        Desktop Metal does not as a matter of course make public projections as to future sales, earnings or other results. However, Desktop Metal's management prepared and provided to Desktop Metal's board of directors, Desktop Metal's financial advisors and Trine certain internal, unaudited prospective financial information in connection with the evaluation of the Business Combination. Desktop Metal's management prepared such financial information based on their judgment and assumptions regarding the future financial performance of Desktop Metal. The inclusion of the below information should not be regarded as an indication that Desktop Metal or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results.

        The unaudited prospective financial information is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, that information by its nature becomes less predictive with each successive year.

        While presented in this proxy statement/consent solicitation statement/prospectus with numeric specificity, the information set forth in the summary below was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Desktop Metal's management, including, among other things, the matters described in the sections entitled "Forward-Looking Statements" and "Risk Factors." Desktop Metal believes the assumptions in the prospective financial information were reasonable at the time the financial information was prepared, given the information Desktop Metal had at the time. However, important factors that may affect actual results and cause the results reflected in the prospective financial information not to be achieved include, among other things, risks and uncertainties relating to Desktop Metal's business, industry performance, the regulatory environment, and general business and economic conditions. The prospective financial information also reflects assumptions as to certain business decisions that are subject to change. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Desktop Metal's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Desktop Metal. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

        Neither Desktop Metal's independent auditors, nor any other independent accountants, have complied, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/consent solicitation statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

        EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, DESKTOP METAL DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROSPECTIVE FINANCIAL INFORMATION. THE PROSPECTIVE FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW. NONE OF DESKTOP METAL, TRINE NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY DESKTOP METAL STOCKHOLDER, TRINE STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

        Certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Desktop Metal may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of such financial measures.

        The following table sets forth certain summarized prospective financial information regarding Desktop Metal for 2020, 2021, 2022, 2023, 2024 and 2025:

	Forecast Year Ended December 31,
(USD in millions)	2020E(2)	2021E	2022E	2023E	2024E	2025E
Revenue	$15 - $25	$77.5	$165.8	$328.7	$584.2	$941.5
Gross Profit	$(15.4)	$19.8	$70.1	$157.3	$306.6	$508.3
Adjusted EBITDA(1)	$(64.0)	$(24.5)	$(1.5)	$43.6	$133.6	$268.2

(1)
Adjusted EBITDA is defined as EBITDA adjusted for stock-based compensation. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

(2)
Estimates of Gross Profit and Adjusted EBITDA for fiscal year 2020 assume the high end of the estimated revenue range.

        The Desktop Metal prospective financial information was prepared using a number of assumptions, including the following assumptions that Desktop Metal's management believed to be material:

  •
  projected revenue is based on a variety of operational assumptions, including, continued growth in the additive manufacturing industry, commercialization timing for new products under development, growth in the number and mix of additive manufacturing systems produced and sold, the average selling price per system and system utilization of our growing installed customer base and resulting sales of consumables and service contracts;

  •
  projected gross profit is driven by the mix of additive manufacturing systems produced and sold in combination with near-term cost reductions, the growth in contribution from sales of margin accretive consumables and service contracts and costs associated with manufacturing overhead, service, warranty and logistics; and

  •
  other key assumptions impacting profitability projections include headcount, third party commissions, and engineering consulting and prototyping spend but exclude costs associated with public company operations and compliance.

        In making the foregoing assumptions, which imply a revenue compound annual growth rate of 86.7% between 2021 and 2025, Desktop Metal's management relied on a number of factors, including:

  •
  its experience in the additive manufacturing industry

  •
  its best estimates of the timing for new product releases and overall product development process

  •
  the service capacity of Desktop Metal and its resellers

  •
  the historical system usage patterns of Desktop Metal's customers, and

  •
  third party forecasts for industry growth.

        In addition, the foregoing assumptions regarding gross profit and adjusted EBITDA are based on Desktop Metal's management's plan for continued use of resellers and third party contract manufacturers.

Background of the Business Combination

        Trine is a blank check company originally incorporated on September 26, 2018 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Trine and one or more businesses. The Business Combination with Desktop Metal is a result of an extensive search for a potential transaction utilizing the global network and investing and transaction experience of Trine's management team and board of directors. The terms of the Merger Agreement are the result of an arm's length negotiation between representatives of Trine and Desktop Metal.

        On an ongoing basis, Desktop Metal and its board of directors, together with their legal and financial advisors, have reviewed and evaluated strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives included, among other things, business combinations and capital markets transactions, including an initial public offering, a direct listing and/or private financing transactions.

        The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among representatives of Trine, Desktop Metal and other parties.

        On March 19, 2019, Trine consummated the Trine IPO. Prior to the consummation of the Trine IPO, neither Trine, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Trine.

        From the date of the Trine IPO through the signing of the Letter Agreement (as defined below), members of Trine's board of directors and management contacted, and were contacted by, a number of individuals and entities with respect to business combination opportunities. As part of this process, representatives of Trine considered and evaluated over one hundred potential acquisition targets in a wide variety of industry sectors and entered into non-disclosure agreements with thirty of such potential acquisition targets (including Desktop Metal). Two of the non-disclosure agreements entered into with potential acquisition targets contained standstill provisions which restrict Trine from acquiring debt and equity securities of the potential acquisition targets for a specified period of time. From the date of the Trine IPO through the signing of the Letter Agreement, representatives of Trine submitted valuation presentations to twenty-one potential acquisition targets (including Desktop Metal) and held management presentations with seventeen of such potential acquisition targets (including Desktop Metal) following evaluation of, and discussions with, each such potential acquisition target.

        Of the seventeen potential acquisition targets with respect to which Trine held management presentations, representatives of Trine engaged in significant due diligence and detailed discussions directly with the senior executives and/or shareholders of Desktop Metal and eleven other potential acquisition targets. Trine entered into letters of intent with two of those twelve potential acquisition targets (including Desktop Metal). Trine did not proceed with a potential transaction with potential acquisition targets other than Desktop Metal for a variety of factors, including the ability to reach a mutually acceptable valuation, regulatory considerations and decisions to pursue potential alternative transactions.

        Trine decided to pursue an acquisition of Desktop Metal because it determined that Desktop Metal represented a compelling opportunity given its strong management team, strong growth and margin profile, and fast-growing and large market opportunity. Compared to Desktop Metal, Trine and its advisors did not consider the other alternative acquisition targets that Trine evaluated to be as compelling when taking into consideration their business prospects, strategy, management teams, structure, likelihood of execution and valuation considerations.

        In late June 2020, representatives of the Desktop Metal management team approached several investment banks to discuss the possibility of pursuing a business combination with a special purpose acquisition company ("SPAC"). On July 15, 2020, Desktop Metal entered into an engagement letter with Credit Suisse Securities (USA) LLC ("Credit Suisse"). Throughout July 2020, Credit Suisse advised the management team of Desktop Metal with respect to identifying and evaluating potential business combination transactions with SPAC counterparties.

        Between July 22, 2020 and July 31, 2020, representatives of the Desktop Metal management team and Credit Suisse participated in telephonic and virtual management presentations with nine possible

SPAC transaction counterparties (including Trine) to discuss a potential business combination transaction.

        On July 23, 2020, a representative of Credit Suisse, on behalf of Desktop Metal, contacted Pierre M. Henry, Trine's Chief Financial Officer, to discuss the possibility of a business combination between Trine and Desktop Metal. Following this initial outreach, Mr. Henry and a representative of Credit Suisse held a telephonic meeting on July 24, 2020 to discuss the high-level terms of a potential transaction between Trine and Desktop Metal and the viability of such a transaction. During this call, the representative of Credit Suisse informed Mr. Henry that Desktop Metal had commenced a transaction process to sell Desktop Metal and that such process was restricted to a limited number of potential SPAC transaction counterparties. The representative of Credit Suisse also informed Mr. Henry that Desktop Metal had requested that such potential transaction counterparties submit formal letters of intent by July 31, 2020. Following the call Mr. Henry requested that Desktop Metal provide Trine with a draft non-disclosure agreement (the "NDA").

        After exchanging several drafts of the NDA, Trine and Desktop Metal entered into the NDA on July 28, 2020 and Trine received access to a digital data room containing certain detailed financial and legal materials of Desktop Metal.

        On July 28, 2020, Mr. Henry, Justin Parag, an employee of HPS Investment Partners, LLC (a member of the Sponsor, "HPS") and Ric Fulop, Chairman and Chief Executive Officer of Desktop Metal, and Arjun Aggarwal, Vice President of Product and Business Development of Desktop Metal, held a telephonic conference to discuss an overview of Desktop Metal's business, answer certain follow-up questions from Trine and consider certain high-level terms of a potential transaction between Trine and Desktop Metal.

        On July 30, 2020, Mr. Henry and a representative of Credit Suisse held telephonic conferences to discuss the terms of a potential business combination transaction between Trine and Desktop Metal. Following this telephonic conference, Mr. Henry and other members of Trine's management team began to draft a letter of intent (the "Letter Agreement") to submit to Desktop Metal.

        On July 31, 2020, Leo Hindery, Jr., Chairman and Chief Executive Officer of Trine, Mr. Henry, Tom Wasserman, a managing director of HPS, Mr. Parag and Mr. Fulop held a telephonic conference for the purpose of introducing Mr. Hindery to Mr. Fulop, submitting certain follow-up questions of Trine to Mr. Fulop and discussing the terms of a potential business combination transaction between Trine and Desktop Metal.

        On August 1, 2020, Mr. Henry submitted the Letter Agreement to Credit Suisse and Desktop Metal. Between August 1, 2020 and August 2, 2020, Desktop Metal received letters of intent from two other SPAC counterparties with which Desktop Metal had held meetings regarding a potential business combination transaction.

        On August 2, 2020, Mr. Henry, Mr. Wasserman and a representative of Credit Suisse held a telephonic conference to provide Mr. Wasserman with information about Desktop Metal and further discuss a potential business combination between Trine and Desktop Metal.

        Also on August 2, 2020, the Desktop Metal board of directors held a telephonic and virtual meeting, which was attended by representatives of the Desktop Metal management team and Credit Suisse. At the meeting, a representative of Credit Suisse presented an overview of the terms of the Letter Agreement and the other two letters of intent Desktop Metal had received from interested SPAC counterparties. Following such overview, the Desktop Metal board of directors and representatives of the Desktop Metal management team and Credit Suisse compared the terms of, and discussed certain considerations relating to, pursuing a business combination transaction with each interested party, including, among other things, comparing potential valuations of the combined companies, the total cash held in trust by each interested party and any financing transactions such parties proposed pursuing in connection with a potential business combination, exclusivity, governance matters and the transaction timeline proposed by each interested party.

        Between August 3, 2020 and August 5, 2020, representatives of Trine and Desktop Metal discussed and negotiated the terms of the Letter Agreement. In particular, the representatives of Trine and Desktop Metal discussed and negotiated, among other things, the equity valuation of Desktop Metal, the appointment of one or more Trine representatives to the board of directors of the post-closing company, an exclusivity period to be binding on either Desktop Metal, Trine or both, and the timeline for the proposed transaction. As part of these discussions and negotiations, the parties also discussed raising funds through a private placement of Trine common stock to be arranged, negotiated and documented alongside the negotiation and documentation of the potential business combination transaction between Trine and Desktop Metal (the "PIPE Transaction") in order to expand Trine's sources of capital available to consummate the business combination transaction. In discussing and considering the PIPE Transaction, the parties agreed to a minimum and maximum size of the PIPE Transaction ranging from $150 million to $300 million (the "PIPE Transaction Range"). In considering and agreeing to raise funds through the PIPE Transaction and in the PIPE Transaction Range, the parties considered, among other things, the potential for redemptions from Trine's trust account in connection with the business combination transaction and the benefits of using funds raised in the PIPE Transaction as equity financing to consummate the business combination transaction. In agreeing to the PIPE Transaction Range, the parties also considered the amount of capital to be utilized by the post-closing company consistent with Desktop Metal's business plan, including the post-closing company's product development plans and potential future M&A activity.

        On August 3, 2020, Mr. Henry, Mr. Wasserman, Mr. Parag and a representative from Credit Suisse held a telephonic conference to negotiate the terms of the Letter Agreement based on feedback to the Letter Agreement from the members of Trine's board of directors and management and the members of Desktop Metal's board of directors and management.

        Between August 3, 2020 and August 5, 2020, representatives of Desktop Metal and Credit Suisse continued to discuss a potential business combination with each of the two other SPAC counterparties that had submitted letters of intent, including exchanging revised drafts of such letters of intent.

        On August 4, 2020, Mr. Henry, Mr. Wasserman, Mr. Fulop and other members of the Desktop Metal management team held a telephonic conference for the purpose of introducing Mr. Wasserman to the Desktop Metal management team and discussing the terms of a potential business combination transaction between Trine and Desktop Metal.

        Later on August 4, 2020, Mr. Henry and a representative of Credit Suisse held a telephonic conference to discuss the remaining open issues in the draft Letter Agreement, including the exclusivity period between Trine and Desktop Metal, the appointment of a representative of Trine to the board of directors of the post-closing company and the proposed transaction timeline. In particular, representatives of Desktop Metal had requested that Mr. Hindery would be the representative of Trine appointed to the board of directors of the post-closing company in light of his extensive industry and board experience. Mr. Henry agreed to this request. Representatives of Desktop Metal had also proposed exclusivity restrictions to be binding on both Trine and Desktop Metal during the term of the Letter Agreement. Mr. Henry communicated to the representative of Credit Suisse that Trine would agree to this request if such period of time was no longer than 21 days and that the parties would endeavor to execute definitive documentation and announce a transaction during such period of time. The parties agreed that a 21 day timeline to announce a transaction was appropriate given the parties' expectation that capital markets activity would increase generally following the Labor Day holiday.

        On August 5, 2020, Mr. Henry submitted a revised draft of the Letter Agreement to Credit Suisse and Desktop Metal.

        Also on August 5, 2020, the Desktop Metal board of directors held a telephonic and virtual meeting, which was attended by representatives of the Desktop Metal management team and Credit Suisse, at which a representative of Credit Suisse presented an overview of the terms of the revised draft of the Letter Agreement and the most recent drafts of the two other letters of intent received from interested SPAC counterparties. Following such review, the Desktop Metal board of directors and representatives of the Desktop Metal management team and Credit Suisse again compared the terms of, and discussed certain considerations relating to, pursuing a business combination transaction with each interested party, including, among other things, comparing potential valuations of the combined companies, the total cash held in trust by each interested party and any financing transactions such parties proposed pursuing in connection with a potential business combination, exclusivity, governance matters and the transaction timeline proposed by each interested party. Following such discussion, the Desktop Metal board of directors approved the Letter Agreement and authorized the Desktop Metal management team to pursue a business combination transaction with Trine. Later on August 5, 2020, a representative of Credit Suisse informed Mr. Henry that Desktop Metal's board of directors had decided to pursue a business combination transaction with Trine and had agreed to enter into the Letter Agreement.

        Later on August 5, 2020, Trine and Desktop Metal executed the Letter Agreement, which set forth a summary of the material terms of a potential business combination between Trine and Desktop Metal for aggregate consideration that would be based on an equity valuation of Desktop Metal of $1.8 billion and provided for, among other things, a minimum and maximum size of the PIPE Transaction ranging from $150 million to $300 million, the appointment of Mr. Hindery to the board of directors of the post-closing company, a 21-day period of mutual exclusivity during which time both Trine and Desktop agreed not to pursue transactions with other parties, a proposed transaction timeline and that the entry into definitive agreements with respect to the proposed business combination would be subject to the completion of due diligence. In determining and agreeing to an equity valuation of $1.8 billion of Desktop Metal, the Trine Board considered certain internal, unaudited prospective financial information provided by Desktop Metal to Trine (see "Unaudited Prospective Financial Information of Desktop Metal"), a benchmarking analysis of Desktop Metal to existing publicly traded companies in analogous markets and a discounted future enterprise valuation analysis (comparing metrics of existing publicly traded companies in analogous markets to certain project future financial metrics based on certain internal and unaudited prospective financial information provided by Desktop Metal to Trine) (see "Comparable Company Considerations").

        On August 6, 2020, representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP ("Paul Weiss"), counsel to Trine, and Latham & Watkins, LLP ("Latham"), counsel to Desktop Metal, held a telephonic conference to discuss transaction process and documentation.

        On August 6, 2020, representatives of Trine, Desktop Metal and Credit Suisse held a telephonic conference to discuss the PIPE Transaction to be arranged, negotiated and documented alongside the negotiation and documentation of the potential business combination transaction between Trine and Desktop Metal. The telephonic conference included a discussion of strategic approaches to the PIPE Transaction process and the composition of the PIPE Transaction investor base.

        On August 7, 2020, Desktop Metal provided representatives of Trine with access to a digital data room containing certain detailed financial and legal materials of Desktop Metal. From August 7, 2020, through the early morning of August 26, 2020 (the date on which the Merger Agreement was signed), various representatives of each of Trine and Paul Weiss conducted due diligence of Desktop Metal through document review and numerous telephonic conferences with representatives of Desktop Metal, covering various areas, including, but not limited to, commercial operations, executive compensation and employment benefits, litigation and legal compliance, intellectual property, data privacy and general corporate matters.

        Later on August 7, 2020, Trine entered into an engagement letter with Credit Suisse to act as Trine's sole private placement agent in connection with the PIPE Transaction. Following August 7, 2020, Trine, Desktop Metal, their respective legal advisors and Credit Suisse, acting in its capacity as Trine's sole private placement agent and as Desktop Metal's financial advisor, began preparations for the PIPE Transaction process.

        On August 8, 2020, representatives of Trine, Desktop Metal and Credit Suisse held a telephonic conference to discuss preparation for the PIPE Transaction process.

        On August 9, 2020, representatives of Trine contacted BTIG, LLC and Cantor Fitzgerald & Co., underwriters in Trine's IPO, to inform them of the Letter Agreement and the potential business combination transaction between Trine and Desktop Metal.

        Beginning on August 10, 2020, Credit Suisse contacted potential investors who have a track record of long-term investments and an interest in investing in similar transactions on a "wall cross" basis to arrange for investor meetings with Trine and Desktop Metal. From August 10, 2020 through August 23, 2020, Trine and Desktop Metal, together with Credit Suisse, held over fifty investor meetings with certain potential investors in the PIPE Transaction. One or more of Mr. Hindery, Mr. Henry, Mr. Wasserman and Mr. Parag attended various investor meetings on behalf of Trine and Mr. Fulop, Mr. Aggarwal, Meg Broderick, General Counsel of Desktop Metal, and Elizabeth Linardos, Chief Financial Officer of Desktop Metal, attended various investor meetings on behalf of Desktop Metal. Desktop Metal arranged for a digital data room to be established to provide certain financial and commercial materials of Desktop Metal to prospective PIPE Transaction investors who agreed to be brought "over the wall".

        On August 10, 2020, Paul Weiss delivered an initial draft of the form subscription agreement for the PIPE Transaction to Latham. Between August 10, 2020 and August 14, 2020, Paul Weiss and Latham finalized the form of subscription agreement. The form of subscription agreement was made available to potential investors in the PIPE Transaction through a digital data room on August 17, 2020.

        On August 11, 2020, Paul Weiss delivered an initial draft of the Merger Agreement and a form of support agreement to Latham. The initial draft of the Merger Agreement provided for, among other things: (i) a transaction structure which required soliciting and obtaining the approval of Desktop Metal stockholders after the execution of the merger agreement, (ii) the issuance of Trine common stock as consideration in the merger pursuant to a registration statement, (iii) a mutual closing condition in favor of both Trine and Desktop Metal providing that Trine's cash at closing (the funds contained in the trust account as of immediately prior to the effective time, plus all other cash and cash equivalents of Trine, minus the aggregate amount of cash proceeds that would be required to satisfy the redemption of any shares of Trine common stock pursuant to the redemption offer (to the extent not already paid), plus the cash proceeds from the PIPE Transaction) will equal or exceed $200 million (such condition, the "Minimum Cash Condition"), (iv) a termination fee to be paid by Desktop Metal to Trine following the termination of the Merger Agreement in specified circumstances, (v) regulatory efforts covenants requiring Trine and Desktop Metal to use reasonable best efforts to take all actions necessary (including remedial actions) in order to obtain regulatory clearance, (vi) the entry into certain ancillary agreements concurrently with the execution of the merger agreement and (vii) representations, warranties and covenants customary for transactions of this type. The initial draft of the support agreement provided that, among other things, each Desktop Metal stockholder party to the support agreement would agree to execute and deliver a written consent approving the business combination transaction with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such stockholder.

        From August 11, 2020 through August 24, 2020, representatives of Trine, Desktop Metal, Latham and Paul Weiss conducted various telephonic conferences and exchanged drafts of various ancillary agreements related to the transactions, including a sponsor agreement, a stockholders' agreement, the form of support agreement, a registration rights agreement, a form of confidentiality and lock-up agreement, a form of amendment to Trine's certificate of incorporation, a form of Trine's amended and restated certificate of incorporation and a form of Trine's amended and restated bylaws and negotiated and resolved all open items for consideration.

        On August 16, 2020, Latham delivered a revised draft of the Merger Agreement to Paul Weiss. The revised draft of the Merger Agreement included, among other things: (i) certain conditions to closing in favor of Desktop Metal, including the Minimum Cash Condition, (ii) revisions to provide that only Trine would be required to take all actions necessary (including remedial actions) in order to obtain regulatory clearance and that certain of Trine's regulatory efforts would require the compliance of Trine's affiliates, the Sponsor, investors in the PIPE Transaction and their respective affiliates with restrictions on taking certain actions, (iii) a revised termination fee, (iv) the entry into certain ancillary agreements at closing and (v) representations and warranties and interim operating covenants in favor of Desktop Metal.

        On August 17, 2020, representatives of each of Paul Weiss and Latham met telephonically to discuss issues related to the draft Merger Agreement. The parties discussed, among other things, the timing of the proposed transaction, conditions to closing (including the Minimum Cash Condition), the termination date, the termination fee and the regulatory efforts covenants.

        On August 18, 2020, Paul Weiss delivered a revised draft of the Merger Agreement to Latham. The revised Merger Agreement included, among other things: (i) certain revised conditions to closing, including a mutual Minimum Cash Condition in favor of both Trine and Desktop Metal, (ii) the revision of Trine's regulatory efforts to only bind Trine (and not its affiliates, sponsor or investors in the PIPE Transaction), (iii) the entry into certain ancillary agreements concurrently with the execution of the Merger Agreement, (iv) a revised termination fee and (v) revised representations and warranties and interim operating covenants.

        On August 21, 2020, Latham and Paul Weiss exchanged drafts of the Merger Agreement.

        Also on August 21, 2020, the Desktop Metal board of directors held a telephonic and virtual meeting, which was attended by representatives of the Desktop Metal management team, Credit Suisse and Latham. At the meeting, representatives of Credit Suisse presented an update on the PIPE Transaction. Representatives of Latham then reviewed the fiduciary duties of the members of the Desktop Metal board of directors and provided the Desktop Metal board of directors with an overview of the material provisions of Merger Agreement and the ancillary agreements and the resolutions to be approved by the Desktop Metal board of directors in connection with entering into the Business Combination. Following such presentation, the Desktop Metal board of directors and representatives of the Desktop Metal management team and Credit Suisse discussed, among other things, the general communication strategy for announcing the proposed Business Combination.

        On August 22, 2020, representatives of Trine, Desktop Metal, Paul Weiss and Latham held a telephonic conference to discuss and negotiate open items, focusing on the closing conditions (including the Minimum Cash Condition), the termination date and Desktop Metal's representations and warranties and interim operating covenants. From August 22, 2020 through August 24, 2020, Paul Weiss and Latham continued to negotiate and exchange several drafts of the Merger Agreement focusing on closing conditions and Trine's representations and warranties and interim operating covenants.

        On August 23, 2020, the Desktop Metal board of directors held a telephonic and virtual meeting, which was attended by representatives of the Desktop Metal management team and Credit Suisse. At the meeting, representatives of Credit Suisse presented an update on the PIPE Transaction. Following such presentation, the Desktop Metal board of directors and representatives of the Desktop Metal management team and Credit Suisse discussed, among other things, the potential to increase the size of the PIPE Transaction, a strategy for allocating investments in the PIPE Transaction and the general communication strategy for announcing the proposed Business Combination.

        From August 23, 2020 through the early morning August 26, 2020, Credit Suisse, Trine and Desktop Metal held follow-up phone calls with prospective investors in the PIPE Transaction, negotiated the terms of the subscription agreements with prospective investors and their respective counsel, and received indications of interest.

        On August 24, 2020, Trine's board of directors held a telephonic and virtual meeting, which was attended by representatives from each of Trine's management and Paul Weiss. At the meeting, representatives of Trine's management reviewed the financial terms of the proposed transaction with the board of directors and discussed among other things the total implied transaction value, the pro forma ownership of the post-closing company, the sources of funds for the transaction, including the

PIPE Transaction and the status thereof. At the meeting, representatives of Paul Weiss reviewed with the Trine board of directors the current status of the transaction negotiations and documents and the resolutions to be approved by the board of directors in connection with entering into the transactions. Representatives of Paul Weiss then reviewed with the Trine board of directors their fiduciary duties under applicable law and reviewed in detail the provisions of the proposed Merger Agreement and other agreements and documents to be approved by the board of directors in connection with the proposed business combination. During the course of the meeting, the board of directors discussed and considered the terms of the proposed transaction. Following such discussion, Trine's board of directors unanimously (i) determined, among other things, that the Merger Agreement, the Business Combination and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Trine and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Business Combination, and the related transaction documentation and other transactions contemplated thereby, including the PIPE Transaction and other matters required to be submitted to votes of the stockholders, (iii) authorized Trine to enter into the Merger Agreement and the other transaction documents and perform each of its obligations thereunder, including the Business Combination and the PIPE Transaction and (iv) resolved to recommend to the Trine stockholders that they vote to approve the proposals to be submitted to the Trine stockholders with respect to the transactions contemplated by the Merger Agreement and the PIPE Transaction, among other things. In addition, to comply with the provisions of Trine's audit committee charter regarding related party transactions, the members of Trine's audit committee (all of which are independent directors (pursuant to the listing standards of the NYSE)) approved each of the following agreements (and the transactions contemplated thereby) between Trine, on the one hand, and any of its affiliates on the other hand: the sponsor agreement, the registration rights agreement, the stockholders agreement and the subscription agreements with affiliates of HPS. During the meeting, Trine's board of directors also ratified Trine's entry into the engagement letter with Credit Suisse pursuant to which Trine and Credit Suisse agreed that Credit Suisse would act as Trine's sole private placement agent in connection with the PIPE Transaction.

        On the evening of August 24, 2020, Desktop Metal's board of directors held a telephonic and virtual meeting, which was attended by representatives of the Desktop Metal management team, Credit Suisse and Latham. Members of management reviewed with the Desktop Metal board of directors the business and economic terms of the proposed Business Combination. A representative of Latham reviewed the fiduciary duties of the members of the Desktop Metal board of directors and provided the Desktop Metal board of directors with an overview of the material provisions of the transaction documents and the resolutions to be approved by the Desktop Metal board of directors in connection with entering into the transactions. Following the meeting, on August 25, 2020, the Desktop Metal board of directors executed a unanimous written consent, which, among other things, (i) unanimously declared that the Merger Agreement, the Business Combination and the related transaction documentation and other transactions contemplated thereby were advisable and in the best interests of Desktop Metal and its stockholders, (ii) approved the form, terms and provisions of, and the transactions contemplated by, the Merger Agreement, including the Business Combination, and the related transaction documentation and other transactions contemplated thereby, (iii) authorized Desktop Metal to enter into the Merger Agreement and the other transaction documents and perform each of its obligations thereunder, including the Business Combination and (iv) authorized the officers of Desktop Metal to submit the Merger Agreement to the Desktop Metal stockholders for purposes of obtaining the Desktop Metal stockholder approval and to take all actions deemed necessary or appropriate to solicit the consent of the Desktop Metal stockholders with respect thereto pursuant to this proxy statement/consent solicitation statement/prospectus.

        Following the meeting of Trine's board of directors and the meeting of Desktop Metal's board of directors, from August 24, 2020 through the early morning of August 26, 2020, Paul Weiss and Latham finalized execution versions of the Merger Agreement and the ancillary agreements related to the transactions. During this time Paul Weiss and Latham continued to negotiate the terms of the

Subscription Agreements with the prospective investors in the PIPE Transaction and their respective counsel.

        Credit Suisse finalized proposed allocations with the prospective investors on evening of August 25, 2020 and in the early morning of August 26, 2020.

        On the morning of August 26, 2020, the parties executed the Merger Agreement and the related transaction documentation (including the transaction documentation related to the PIPE Transaction) and prior to the commencement of trading of the shares of Trine common stock on the NYSE, the parties issued a press release announcing the transactions.

Recommendation of the Desktop Metal Board of Directors and Reasons for the Business Combination

        After consideration, the Desktop Metal board of directors adopted resolutions determining that the Merger Agreement, the Business Combination contemplated by the Merger Agreement and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of Desktop Metal and its stockholders, adopting and approving the Merger Agreement and the transactions contemplated thereby, including the Business Combination, and directing that the Merger Agreement be submitted to the holders of Desktop Metal common stock and preferred stock for consideration. The Desktop Metal board of directors recommends that the holders of Desktop Metal common stock and preferred stock adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination, by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

        In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and resolving to recommend that Desktop Metal stockholders adopt and approve the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated by the Merger Agreement, the Desktop Metal board of directors consulted with Desktop Metal's management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Desktop Metal's business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering ("IPO") of Desktop Metal. Among the various factors that the Desktop Metal board of directors considered in favor of its decision are:

  •
  Other Alternatives.  It is the belief of the Desktop Metal board of directors, after review of alternative strategic opportunities from time to time, that the proposed Business Combination represents the best potential transaction for Desktop Metal to create greater value for Desktop Metal's stockholders, while also providing greater liquidity by owning stock in a public company.

  •
  Advantages Over a Traditional IPO.  Prior to executing the Merger Agreement, the Desktop Metal board of directors considered the alternative of a traditional IPO. The Desktop Metal board of directors considered that the Business Combination provided certain advantages over a traditional IPO. In particular, the Desktop Metal board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as Desktop Metal, the Business Combination with Trine was likely to provide for a more time-and cost-effective means to capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to Desktop Metal's existing stockholders and would provide potential investors with more extensive information about the prospects of Desktop Metal.

  •
  Terms of the Merger Agreement.  The Desktop Metal board of directors considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination.

  •
  Size of the Post-Combination Company.  The Desktop Metal board of directors considered the implied enterprise value in connection with the Business Combination of approximately $1.8 billion for Desktop Metal, providing Desktop Metal's stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

  •
  Access to Capital.  The Desktop Metal board of directors expects that the Business Combination will be a more time- and cost-effective means to access capital than other options considered, including an IPO.

  •
  Benefit from Being a Public Company.  The Desktop Metal board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

  •
  Sponsor Agreement.  The Desktop Metal board of directors considered that, in connection with the execution of the Merger Agreement, the Sponsor Agreement Parties (as defined herein) entered into the Sponsor Agreement with Trine and Desktop Metal, pursuant to which the Sponsor Agreement Parties agreed (i) to vote all Founder Shares beneficially owned by such Sponsor Agreement Parties in favor of each of the proposals presented at the Special Meeting and (ii) subject to certain exceptions, not to transfer any Founder Shares (or any shares of common stock issuable upon conversion thereof) or private placement warrants (or any shares of common stock issuable upon exercise thereof) for the duration of the Lock-up Periods (as defined herein), as applicable. The Sponsor Agreement also provides that the Sponsor Agreement Parties will not redeem any shares of common stock owned by such persons in connection with the Business Combination. See "Other Agreements—Sponsor Agreement."

  •
  Support Agreement.  The Desktop Metal board of directors considered that, in connection with the execution of the Merger Agreement, the Supporting Desktop Metal Stockholders, which collectively hold Desktop Metal preferred stock and Desktop Metal common stock representing the majority of the voting power of Desktop Metal preferred stock and Desktop Metal common stock, entered into the Support Agreements with Trine and Merger Sub. Each Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that this proxy statement/consent solicitation statement/prospectus is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. The execution and delivery of written consents by all of the Supporting Desktop Metal Stockholders will constitute the Desktop Metal stockholder approval at the time of such delivery. See "Other Agreements—Support Agreements."

  •
  Stockholders Agreement.  The Desktop Metal board of directors considered that, in connection with the execution of the Merger Agreement, Trine entered into the Stockholders Agreement with the Sponsor. Pursuant to the Stockholders Agreement, the Trine Stockholders have certain information rights and the right to nominate Leo Hindery, Jr. to the board of the Post-Combination Company for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of common stock equal to or greater than 25% of the aggregate number of shares of common stock beneficially owned by the Trine Stockholders immediately following the closing of the Business Combination. See "Other Agreements—Stockholders Agreement."

  •
  Confidentiality and Lockup Agreement.  The Desktop Metal board of directors considered that, in connection with the execution of the Merger Agreement, certain Desktop Metal stockholders entered into the Confidentiality and Lockup Agreement. Pursuant to the Confidentiality and Lockup Agreement, such stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement). The Confidentiality and Lockup Agreement will become effective upon the consummation of the Business Combination See "Other Agreements—Confidentiality and Lockup Agreement."

  •
  Registration Rights Agreement.  The Desktop Metal board of directors also considered that, in connection with the execution of the Merger Agreement, Trine and certain stockholders of Desktop Metal and Trine entered into the Registration Rights Agreement, which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, Trine agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to twice in any 12-month period, certain legacy Desktop Metal stockholders and legacy Trine stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $75,000,000. Trine also agreed to provide customary "piggyback" registration rights. The Registration Rights Agreement also provides that Trine will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities. See "Other Agreements—Registration Rights Agreement."

        The Desktop Metal board of directors also considered the following negative factors:

  •
  Risk that Business Combination may not be completed.  The Desktop Metal board of directors considered the risk that the Business Combination might not be consummated in a timely manner, or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

  •
  Impact on reputation and business if the Business Combination is not completed.  The Desktop Metal board of directors considered the possibility that the Business Combination might not be completed and that there may be an adverse effect of the public announcement of the Business Combination on Desktop Metal's reputation and business in the event the Business Combination is not completed.

  •
  Expenses and challenges.  The Desktop Metal board of directors considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies.

  •
  Costs of being a public company.  The Desktop Metal board of directors considered the additional public company expenses and obligations that Desktop Metal's business will be subject to following the Business Combination that it has not previously been subject to.

  •
  Restrictions on operation of Desktop Metal's business.  The Desktop Metal board of directors considered the fact that, although Desktop Metal will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the Business Combination, the Merger Agreement generally obligates Desktop Metal, subject to Trine's prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Desktop Metal from undertaking certain business opportunities that might arise pending completion of the Business Combination.

  •
  Interests of Desktop Metal executive officers and directors.  The Desktop Metal board of directors considered the fact that certain executive officers and directors of Desktop Metal have interests in the Business Combination that may be different from, or in addition to, the interests of Desktop Metal stockholders generally, including the manner in which they would be affected by the Business Combination and the other matters disclosed under "—Interests of Desktop Metal Directors and Executive Officers in the Business Combination."

  •
  Other risks.  The Desktop Metal board of directors considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section titled "Risk Factors."

        The foregoing discussion of the factors considered by the Desktop Metal board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the Desktop Metal board of directors. In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement, the Desktop Metal board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Desktop Metal board of directors considered all these factors as a whole, including discussions with, and questioning of, Desktop Metal's management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

        The Desktop Metal board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected Desktop Metal stockholders would receive as a result of the Business Combination, including the belief of the Desktop Metal board of directors that the Business Combination would maximize the immediate value of shares of Desktop Metal common stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of Desktop Metal, including the potential execution risks associated with an IPO of Desktop Metal common stock and preferred stock and pursuing its business plan as a public company. Accordingly, the Desktop Metal board of directors determined that the Business Combination and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, Desktop Metal and its stockholders, and adopted and approved, and declared advisable, the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement. The Desktop Metal board of directors recommends that Desktop Metal stockholders consent to the Desktop Metal Merger Proposal.

Recommendation of the Trine Board of Directors and Reasons for the Business Combination

        Trine's board of directors, in evaluating the Business Combination, consulted with Trine's management and legal advisors. In reaching its unanimous resolution (i) that the Merger Agreement and the transactions contemplated thereby, including the Business Combination and the issuance of shares of Class A common stock in connection therewith, are advisable and in the best interests of Trine and its stockholders and (ii) to recommend that the Trine stockholders adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated by the Merger Agreement, Trine's board of directors considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, Trine's board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Trine's board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Trine's reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements; Market, Ranking and Other Industry Data".

        In approving the Business Combination, Trine's board of directors determined not to obtain a fairness opinion. The officers and directors of Trine have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Trine's advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination. In addition, Trine's officers and directors and Trine's advisors have substantial experience with mergers and acquisitions.

        Trine's board of directors considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

  •
  Large and Expanding Growth Industry:  According to the Wohlers Report 2020 and estimates of Desktop Metal's management, the global additive manufacturing market (which includes spending on systems, materials, parts, and other 3D printing software and services) is expected to grow from $12 billion in 2019 to $146 billion in 2030 at a compound annual growth rate of approximately 25%. Desktop Metal expects wider adoption of additive manufacturing technologies as the industry shifts from a focus on prototyping to adoption by mass manufacturers. In addition, Desktop Metal expects the additive manufacturing industry to benefit from strong secular tailwinds such as corporations re-shoring manufacturing activities and demand for increased supply chain flexibility. As an industry participant, Desktop Metal expects to benefit from these developments;

  •
  Growth Prospects.  Desktop Metal has an extensive product offering and has historically demonstrated customer demand across a diverse array of industries with little account concentration. In addition, customer demand for Desktop Metal's new Shop System and Production System is expected to position Desktop Metal to realize strong growth prospects within the additive manufacturing market and adjacent markets;

  •
  Platform Supports Further Growth Initiatives.  Desktop Metal has a highly attractive additive manufacturing solutions platform with the potential to yield differentiated growth and high-margin expansion driven by high-margin recurring revenue streams including consumables and services. Desktop Metal's platform supports further expansion of its footprint with existing customers, new customer additions and expansion into new markets, adjacent products, and geographic regions as a means to accelerate revenue growth both organically and through mergers and acquisitions activity;

  •
  Industry Leading Technology Platform and Patent Portfolio.  Desktop Metal's additive manufacturing solutions are highly differentiated and supported by a broad technology portfolio with over 120 patents issued or pending. In addition to the Company's patent portfolio, Desktop Metal has invested significantly in developing an extensive portfolio of proprietary and differentiated technologies which has yielded, among other developments, a 3D printing platform designed to achieve speeds up to 100 times those of legacy PBF additive manufacturing technologies;

  •
  Deep Relationships with a Broad and Diverse Customer Base and Global Distribution.  Desktop Metal has a broad, diversified and growing customer base with demonstrated customer demand across a variety of industries. Desktop Metal's products are distributed in over 60 countries worldwide;

  •
  Due Diligence.  Due diligence examinations of Desktop Metal and discussions with Desktop Metal's management and Trine's accounting and legal advisors concerning Trine's due diligence examination of Desktop Metal;

  •
  Stockholder Liquidity.  The obligation in the Merger Agreement to have Trine Class A common stock issued as merger consideration listed on the NYSE, a major U.S. stock exchange, which Trine's board of directors believes has the potential to offer stockholders enhanced liquidity;

  •
  Financial Condition.  Trine's board of directors also considered factors such as Desktop Metal's historical financial results, outlook, financial plan, debt structure and unit economics as well as mergers and acquisitions activity for companies in the additive manufacturing industry. In considering these factors, Trine's board of directors reviewed Desktop Metal's historical growth and its current prospects for growth if Desktop Metal achieves its business plan and various historical and current balance sheet items of Desktop Metal. In reviewing these factors, Trine's board of directors noted that Desktop Metal is well-positioned for strong future growth;

  •
  Experienced and Proven Management Team.  Desktop Metal has a strong management team with significant operating experience and a scientific pedigree. The senior management of Desktop Metal (including Ric Fulop, Chief Executive Officer of Desktop Metal) intends to remain with Desktop Metal in the capacity of officers and/or directors, providing helpful continuity in advancing Desktop Metal's strategic and growth goals;

  •
  Lock-Up.    Certain stockholders of Desktop Metal (including Mr. Fulop) have agreed to be subject to a 180-day lockup in respect of their Trine Class A common stock subject to certain customary exceptions, which will provide important stability to the leadership and governance of Desktop Metal;

  •
  PIPE Transaction.  Third-party investor interest in the PIPE Transaction served as validation of the valuation and opportunity represented by a transaction with Desktop Metal;

  •
  Other Alternatives.  Trine's board of directors believes, after a thorough review of other business combination opportunities reasonably available to Trine, that the proposed Business Combination represents the best potential business combination for Trine and the most attractive opportunity for Trine's management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and Trine's board of directors' belief that such process has not presented a better alternative; and

  •
  Negotiated Transaction.  The financial and other terms of the Merger Agreement and the fact that such terms and conditions are reasonable and were the product of arm's length negotiations between Trine and Desktop Metal.

        Trine's board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

  •
  Macroeconomic Risks.  Macroeconomic uncertainty, including the potential impact of the COVID-19 pandemic, and the effects it could have on the Post-Combination Company's revenues;

  •
  Business Plan and Projections May Not Be Achieved.  The risk that Desktop Metal may not be able to execute on the business plan, and realize the financial performance as set forth in the financial projections, in each case, presented to management of Trine;

  •
  Early Stage Company and Limited Operating History.  The fact that Desktop Metal is an early-stage company with a history of losses and a limited operating history;

  •
  Redemption Risk.  The potential that a significant number of Trine stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Trine's Existing Charter, which would potentially make the Business Combination more difficult or impossible to complete;

  •
  Stockholder Vote.  The risk that Trine's stockholders may fail to provide the respective votes necessary to effect the Business Combination;

  •
  Closing Conditions.  The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Trine's control;

  •
  Litigation.  The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

  •
  Listing Risks.  The challenges associated with preparing Desktop Metal, a private entity, for the applicable disclosure and listing requirements to which New Desktop Metal will be subject as a publicly traded company on the NYSE;

  •
  Benefits May Not Be Achieved.  The risks that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe;

  •
  Liquidation of Trine.  The risks and costs to Trine if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Trine being unable to effect a business combination by March 19, 2021;

  •
  Growth Initiatives May Not be Achieved.  The risk that Desktop Metal's growth initiatives may not be fully achieved or may not be achieved within the expected timeframe;

  •
  No Third-Party Valuation.    The risk that Trine did not obtain a third-party valuation or fairness opinion in connection with the Business Combination;

  •
  Trine Stockholders Receiving a Minority Position in Desktop Metal.  The risk that Trine stockholders will hold a minority position in Desktop Metal; and

  •
  Fees and Expenses.  The fees and expenses associated with completing the Business Combination.

        In addition to considering the factors described above, Trine's board of directors also considered other factors including, without limitation:

  •
  Interests of Certain Persons.  Some officers and directors of Trine may have interests in the Business Combination. (see "—Interests of Trine's Directors and Officers in the Business Combination").

  •
  Other Risks Factors.  Various other risk factors associated with the business of Desktop Metal, as described in the section entitled "Risk Factors" appearing elsewhere in this proxy statement/consent solicitation statement/prospectus.

        Trine's board of directors concluded that the potential benefits that it expected Trine and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative and other factors associated with the Business Combination. Trine's board of directors also noted that the Trine stockholders would have an economic interest in the Post-Combination Company (the size of which would depend on the level of Trine stockholders that sought redemption of their public shares into cash). Accordingly, Trine's board of directors unanimously determined that the Business Combination and the transactions contemplated by the Merger Agreement, were advisable and in the best interests of Trine and its stockholders.

Comparable Company Considerations

        In considering the valuation of Desktop Metal, the Trine Board reviewed (i) a benchmarking analysis based on historical and consensus prospective financial results of Desktop Metal versus existing publicly traded companies in the Advanced Manufacturing, Technology-Enabled Industrial, and Legacy Additive Manufacturing sectors (each further described below and together, the "Publicly Traded Benchmark Companies") and (ii) a valuation analysis based on a discounted future enterprise value methodology. The discounted future enterprise value methodology was considered appropriate and required since Desktop Metal's plans to launch its new products and Production system are forecasted to experience a phased path to commercialization and customer adoption. The discounted future enterprise value analysis requires applying the current market multiple of the peer group to a future revenue projection to estimate the future enterprise value of Desktop Metal, which can then be discounted to arrive at a present value for Desktop Metal. This results in a favorable comparison to Desktop Metal's $1.8 billion total enterprise value implied by the transaction, even when applying a conservative discount rate assumption.

        The benchmarking analysis considered by the Trine Board was broken down into three distinct groups of public companies, and can be summarized as follows:

        Advanced Manufacturing:    These selected companies sell products and services into additive manufacturing end markets. These companies face similar macro trends driven by end-user demand and operation activity. These companies generally are expected to have comparable gross margin and EBITDA margin profiles in 2021 as Desktop Metal in 2024E and 2025E, but lower rates of revenue growth.

        Technology-Enabled Industrial:    These selected companies, while providing different products and services from Desktop Metal, share similar characteristics in terms of recurring and re-occurring revenue streams, high rates of revenue growth and comparable gross margin and EBITDA margin profiles.

        Legacy Additive Manufacturing:    These selected companies sell additive manufacturing products and services based on legacy technologies, such as fused deposition modeling, fused filament fabrication, stereolithography, selective laser sintering, direct metal printing, multijet printing, and inkjet-based 3D printers using a range of materials including plastic, nylon, metal, composite, elastomeric, wax, thermoplastics, acrylic-based photopolymers, and stereolithography resins. The current commercial products sold by these companies have materially lower throughput, slower speeds, and are not focused on the mass production of end-use parts. While these companies sell products and services into the current additive manufacturing market, they generally are expected to have materially lower revenue growth rates, gross margins, and EBITDA margins profiles as compared to Desktop Metal.

        The estimated 2019A-2021E revenue growth rate, estimated 2021E implied gross margin, and estimated 2021E implied EBITDA margin for the Publicly Traded Benchmark Companies are summarized in the table below. The Trine Board considered publicly available consensus research analysts' estimates and other publicly available information as of August 25, 2020. In addition, all estimates were calendarized to December year-ends.

	2019A–2021E Revenue CAGR	2021E Gross Margin	2021E EBITDA Margin
Advanced Manufacturing
Materialise, NV	5%	53%	13%
Proto Labs, Inc.	1%	51%	25%

Average	3%	52%	19%

Technology-Enabled Industrial
Autodesk, Inc.	16%	94%	36%
Axon Enterprise, Inc.	16%	61%	18%
Universal Display Corporation	15%	76%	49%
PTC, Inc.	12%	76%	32%
Cognex Corporation	7%	75%	30%
Renishaw plc	3%	NA	25%
AMETEK, Inc.	–3%	35%	29%

Average	9%	69%	31%

Legacy Additive Manufacturing
Stratasys Ltd.	–7%	49%	9%

3D Systems Corporation	–10%	43%	11%

Average	–9%	46%	10%

        In addition, the Trine Board compared the estimated compound annual growth rate, for 2019 to 2021 and for 2019 to 2025 revenue, and implied margins of 2024 and 2025 gross profit and EBITDA for Desktop Metal to the average of the compound annual growth rate, for 2019 to 2021 revenue, and implied margins of 2021 gross profit and EBITDA for metrics for the Advanced Manufacturing, Technology-Enabled Industrial, and Legacy Additive Manufacturing companies. The summary of this comparison is as follows:

	Revenue CAGR		Gross Margin		EBITDA Margin
	Time Period	%	Time Period	%	Time Period	%
Advanced Manufacturing Average	2019A–2021E	3%	2021E	52%	2021E	19%
Technology-Enabled Industrial Average	2019A–2021E	9%	2021E	69%	2021E	31%
Legacy Additive Manufacturing Average	2019A–2021E	–9%	2021E	46%	2021E	10%
Desktop Metal	2019A–2021E	71%	2024E	53%	2024E	23%
Desktop Metal	2019A–2025E	87%	2025E	54%	2025E	28%

        The Trine Board concluded that Desktop Metal's estimated compound annual growth rate, for estimated 2019 to 2021 revenue and 2019 to 2025, and implied margins, of 2024 and 2025 gross profit and EBITDA, were similar to or above the comparable companies' benchmarks. Specifically, the Desktop Metal metrics compare most closely to those of the Advance Manufacturing and Technology-Enabled Industrial companies.

        In addition, the Trine Board reviewed an analysis of the estimated total enterprise value/revenue and estimated total enterprise value/EBITDA of each of the categories of the Publicly Traded Benchmark Companies. These were estimates based on publicly available consensus research analysts' estimates and other publicly available information as of August 25, 2020. In addition, all estimates were calendarized to December year-ends. In addition, all estimates were calendarized to December year ends.

	TEV/CY'21 Revenue	TEV/CY'21 EBITDA
Advanced Manufacturing
Materialise, NV	7.9x	59.2x
Proto Labs, Inc.	7.4x	30.1x

Average	7.7x	44.6x

Technology-Enabled Industrial
Autodesk, Inc.	12.9x	35.4x
Axon Enterprise, Inc.	6.8x	37.6x
Universal Display Corporation	14.8x	30.0x
PTC, Inc.	6.9x	21.8x
Cognex Corporation	13.5x	44.4x
Renishaw plc	5.7x	23.2x
AMETEK, Inc.	5.2x	17.8x

Average	9.4x	30.0x

Legacy Additive Manufacturing
Stratasys Ltd.	0.9x	10.1x

3D Systems Corporation	1.3x	12.0x

Average	1.1x	11.1x

        The Trine Board compared the total enterprise value/estimated revenue and estimated EBITDA in 2024 and 2025 for Desktop Metal to the average total enterprise value/estimated 2021 revenue and average total enterprise value/estimated 2021 EBITDA for the Advance Manufacturing, Technology-

Enabled Industrial, and Legacy Additive Manufacturing companies. The summary of this comparison is as follows:

	TEV/Revenue		TEV/EBITDA
	Time Period	Multiple	Time Period	Multiple
Advanced Manufacturing Average	2021E	7.7x	2021E	44.6x
Technology-Enabled Industrial Average	2021E	9.4x	2021E	30.0x
Legacy Additive Manufacturing Average	2021E	1.1x	2021E	11.1x
Desktop Metal	2024E	3.1x	2024E	13.7x
Desktop Metal	2025E	1.9x	2025E	6.8x

        Using the aforementioned benchmarking data in conjunction with the total enterprise value/estimated revenue and Desktop Metal's financial forecast, the Trine Board utilized a discounted future enterprise value methodology to contextualize the total enterprise value implied by the Business Combination. A range of future total enterprise value/revenue multiples of 6.0x–10.0x were applied to Desktop Metal's 2025 estimated revenue, and discounted by 4.75 years to September 30, 2020 using a mid-year convention and a 20% discount rate. The implied discounted value range of $3.9–$2.4 billion was compared to the $1.8 billion total enterprise value, which implies a 54% to 23% discount for the transaction value of the Business Combination. This information allowed the Trine Board to determine that the terms of the Business Combination were fair to and in the best interests of Trine and its shareholders.

Satisfaction of 80% Test

        The NYSE rules require that Trine's initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the trust account) at the time of Trine's signing a definitive agreement in connection with its initial business combination. As of August 26, 2020, the date of the execution of the Merger Agreement, the value of the net assets held in the trust account was approximately $294.9 million (excluding approximately $10.5 million of deferred underwriting discount held in the trust account) and 80% thereof represents approximately $235.9 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Trine Board used as a fair market value the enterprise value of approximately $1.8 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. The enterprise value consists of an implied equity value of approximately $1.8 billion. In determining whether the enterprise value described above represents the fair market value of Desktop Metal, the Trine Board considered all of the factors described in this section and the section of this proxy statement/consent solicitation statement/prospectus entitled "The Merger Agreement" and the fact that the purchase price for Desktop Metal was the result of an arm's length negotiation. As a result, the Trine Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the trust account).

Interests of Trine's Directors and Officers in the Business Combination

        In considering the recommendation of the Trine Board to vote in favor of approval of the proposals, stockholders should keep in mind that the Sponsor and Trine's directors and officers have interests in such proposals that are different from or in addition to (and which may conflict with) those of Trine stockholders. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

  •
  If the Business Combination with Desktop Metal or another business combination is not consummated within the Completion Window, Trine will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and the Trine Board, dissolving and liquidating. In such event, the 7,503,750 Founder Shares held by the Sponsor which were acquired for an aggregate purchase price of $25,000 prior to the Trine IPO, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $76,538,250 based upon the closing price of $10.20 per share of Class A common stock on the NYSE on October 30, 2020, the Trine Record Date. Certain Founder Shares are subject to certain time- and performance-based vesting provisions as described under "Other Agreements—Sponsor Agreement."

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  The Sponsor purchased an aggregate of 8,503,000 private placement warrants from Trine for an aggregate purchase price of $8,503,000 (or $1.00 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the Trine IPO and the subsequent exercise of their over-allotment option by the underwriters of the Trine IPO. A portion of the proceeds Trine received from these purchases were placed in the trust account. Such warrants had an aggregate market value of $14,455,100 based upon the closing price of $1.70 per public warrant on the NYSE on October 30, 2020, the Trine Record Date. The private placement warrants will become worthless if Trine does not consummate a business combination within the Completion Window.

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  Leo Hindery, Jr. will become a director of Desktop Metal after the closing of the Business Combination. As such, in the future he will receive any cash fees, stock options or stock awards that the Board determines to pay to its directors.

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  If Trine is unable to complete a business combination within the Completion Window, its executive officers will be personally liable under certain circumstances described herein to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Trine for services rendered or contracted for or products sold to Trine. If Trine consummates a business combination, on the other hand, Trine will be liable for all such claims.

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  Trine's directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Trine's behalf, such as identifying and investigating possible business targets and business combinations. However, if Trine fails to consummate a business combination within the Completion Window, they will not have any claim against the trust account for reimbursement. Accordingly, Trine may not be able to reimburse these expenses if the Business Combination or another business combination is not consummated within the Completion Window. Additionally, Trine's President and Chief Financial Officer are entitled to payment of monthly fees. In the case of Trine's President, a portion of such fees has accrued and will become payable on the consummation of the Business Combination. In the case of Trine's Chief Financial Officer, such fees are payable until the earlier of the consummation of Trine's initial business combination or our liquidation.

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  The continued indemnification of current directors and officers and the continuation of directors' and officers' liability insurance.

Interests of Desktop Metal Directors and Executive Officers in the Business Combination

        In considering the recommendation of the Desktop Metal board of directors with respect to approving the Merger Agreement, the Business Combination contemplated by the Merger Agreement and the other transactions contemplated by the Merger Agreement by unanimous written consent, the stockholders of Desktop Metal should be aware that certain members of the board of directors and executive officers of Desktop Metal have interests in the Business Combination that may be different from, or in addition to, your interests as a stockholder. The Desktop Metal board of directors was aware of such interests during its deliberations on the merits of the Business Combination and in deciding to recommend that Desktop Metal stockholders submit written consents in favor of the Desktop Metal Merger Proposal. In particular:

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  Desktop Metal's directors and executive officers are expected to become directors and/or executive officers of the Post-Combination Company upon the closing of the Business Combination. Specifically, the following individuals who are currently executive officers of Desktop Metal are expected to become executive officers of the Post-Combination Company upon the closing of the Business Combination, serving in the offices set forth opposite their names below.

Name	Position
Ric Fulop	Chief Executive Officer, Chairman and Director
Steve Billow	President
Elizabeth Linardos	Chief Financial Officer and Treasurer
Meg Broderick	Vice President, General Counsel and Secretary
Ilya Mirman	Chief Marketing Officer
Jonah Myerberg	Chief Technology Officer
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  In addition, the following individuals who are currently members of the Desktop Metal board of directors are expected to become members of the Post-Combination Company board of directors upon the closing of the Business Combination: Ric Fulop, Dayna Grayson, Wen Hsieh, Jeff Immelt, Byron Knight, Steve Papa, Andy Wheeler and Bilal Zuberi.

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  Certain of Desktop Metal's executive officers and directors as of the date of the Merger Agreement hold Desktop Metal stock options, Desktop Metal restricted stock and/or Desktop Metal restricted stock units, as applicable. The treatment of such equity awards in connection with the Business Combination is described in "The Merger Agreement—Treatment of Company Group Equity Awards," which description is incorporated by reference herein. The holding of such awards by such executive officers and directors as of October 30, 2020 (including vesting within 60 days of October 30, 2020) is set forth in the table below.

	Desktop Metal Stock Options		Desktop Metal Restricted Stock		Desktop Metal Restricted Stock Units
Named Executive Officers	Vested	Unvested	Vested	Unvested	Vested	Unvested
Ric Fulop	—	—	18,000,000	—	—	—
Steve Billow	437,500	1,062,500	—	—	—	—
All Other Executive Officers as a Group	719,165	1,415,923	2,866,667	—	—	—
Directors
Dayna Grayson	—	50,000	—	—	—	—
Jeff Immelt	206,666	113,334	—	—	—	—
Steve Papa	—	50,000	—	—	—	—

        In August 2020, the Desktop Metal board of directors granted each of Elizabeth Linardos and Meg Broderick a cash bonus (each, a "transaction bonus") in an amount equal to $40,000. Each transaction bonus is payable in installments upon the satisfaction of certain performance milestones relating to the Business Combination. As of September 1, 2020, each of Mses. Linardos and Broderick have earned $24,000 of their respective bonuses. The remainder of each transaction bonus is payable upon filing of this registration statement by a specified date.

REGULATORY APPROVALS REQUIRED FOR THE BUSINESS COMBINATION

        Completion of the Business Combination is subject to approval under the HSR Act. Trine has agreed to use its reasonable best efforts to obtain all required regulatory approvals, prevent the entry of any governmental order prohibiting, making unlawful or delaying the consummation of the transactions, and cause any such government order to be lifted, including undertaking promptly any and all actions necessary or advisable to avoid, prevent, eliminate or remove any impediment under antitrust laws or the actual or threatened commencement of any proceeding that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the transactions, and Desktop Metal has agreed to use its reasonable best efforts to submit required applications or filings and to substantially comply with any information or document requests. Trine and Desktop Metal received notice of early termination of the waiting period under the HSR Act on September 15, 2020.

HSR Act

        Under the HSR Act, and related rules, the transactions may not be completed until notifications have been filed with and certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and all statutory waiting period requirements have been satisfied. Trine and Desktop Metal filed Notification and Report Forms with the Antitrust Division and the FTC on September 8, 2020 and received notice of early termination of the waiting period under the HSR Act on September 15, 2020.

        At any time before or after the completion of the Business Combination, the Antitrust Division, the FTC or foreign antitrust authorities could take action under the U.S. or foreign antitrust laws, including seeking to prevent the Business Combination, to rescind the Business Combination or to clear the Business Combination subject to the divestiture of assets of Trine or Desktop Metal or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including without limitation seeking to enjoin the completion of the transactions or permitting completion subject to the divestiture of assets of Trine or Desktop Metal or other remedies. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the transactions on antitrust grounds will not be made or, if such challenge is made, that it would not be successful.

        There can be no assurances that the regulatory approvals discussed above will be received on a timely basis, or as to the ability of Trine and Desktop Metal to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals.

 ANTICIPATED ACCOUNTING TREATMENT

        Under both the no redemption and maximum redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Desktop Metal has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Desktop Metal's shareholders will have majority of the voting power under both the no redemption and maximum redemption scenarios; (ii) Desktop Metal will appoint majority of the board of directors of the Post-Combination Company; (iii) Desktop Metal's existing management will comprise the management of the Post-Combination Company; (iv) Desktop Metal will comprise the ongoing operations of the Post-Combination Company; (v) Desktop Metal is the larger entity based on historical revenues and business operations; and (vi) the Post-Combination Company will assume Desktop Metal's name.

        Under this method of accounting, Trine will be treated as the "acquired" company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine will be stated at historical cost, with no goodwill or other intangible assets recorded.

 PUBLIC TRADING MARKETS

        Trine's Class A common stock is listed on the NYSE under the symbol "TRNE". Trine's public warrants are listed on the NYSE under the symbol "TRNE.WS". Trine's units are listed on the NYSE under the symbol "TRNE.U". Following the Business Combination, the Post-Combination Company's Class A common stock (including common stock issuable in the Business Combination) will be listed on the NYSE under the symbol "DM".

 THE MERGER AGREEMENT

        This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/consent solicitation statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/consent solicitation statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Trine or Desktop Metal. Such information can be found elsewhere in this proxy statement/consent solicitation statement/prospectus.

Effects of the Business Combination

        As a result of the Business Combination, Merger Sub will merge with and into Desktop Metal with Desktop Metal surviving the merger as a wholly owned subsidiary of Trine. The Proposed Charter set forth as Annex B to this proxy statement/consent solicitation statement/prospectus and the bylaws of Trine as in effect immediately prior to the Business Combination will be the certificate of incorporation and bylaws (respectively) of the Post-Combination Company.

Merger Consideration

        Conversion of Desktop Metal Preferred Stock.    Each share of each series of Desktop Metal preferred stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to the product of the liquidation amount (as described in Desktop Metal's charter) for such series of preferred stock multiplied by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time as if the Business Combination were a Deemed Liquidation Event (as defined in Desktop Metal's charter) (the "aggregate preferred stock consideration") divided by the number of shares of such series of Desktop Metal preferred stock outstanding immediately prior to the effective time of the Business Combination (the "per share preferred stock consideration").

        Conversion of Desktop Metal Common Stock.    Each share of Desktop Metal common stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Desktop Metal as treasury stock or dissenting shares) will be converted into the right to receive a number of shares of Trine Class A common stock (deemed to have a value of $10 per share) with an aggregate implied value equal to $1,830,000,000 minus the aggregate implied value of the aggregate preferred stock consideration divided by the number of shares of Desktop Metal common stock outstanding on a fully diluted basis immediately prior to the effective time of the Business Combination (the "per share common stock consideration").

        We refer to the shares of Trine Class A common stock to be issued as per share preferred stock consideration and per share common stock consideration, collectively, as the "merger consideration."

        Fractional Shares.    No fractional shares of Trine Class A common stock will be issued. In lieu of the issuance of any such fractional shares, Trine has agreed to pay to each former holder of Desktop Metal common stock or preferred stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Trine Class A common stock to which such holder otherwise would have been entitled multiplied by (ii) an amount equal to the VWAP of shares of Trine Class A common stock for the 20 trading days prior to the date that is 3 business days prior to the closing.

Closing and Effective Time of the Business Combination

        Unless the parties otherwise mutually agree, the closing of the Business Combination (the "closing") will take place on the date which is three business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing of the Business Combination) (such date, the "closing date"). See "—Conditions to the Business Combination" beginning on page 222 for a more complete description of the conditions that must be satisfied prior to closing.

        On the closing date, Trine and Desktop Metal will effect the Business Combination by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Business Combination will become effective at the time the certificate of merger has been duly filed. The time at which the Business Combination becomes effective is sometimes referred to in this proxy statement/consent solicitation statement/prospectus as the "effective time."

        As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the Business Combination will be effective during the fourth quarter of 2020. However, there can be no assurance as to when or if the Business Combination will occur.

        If the Business Combination is not completed by December 31, 2020 (subject to automatic extension to January 31, 2021 if certain closing conditions are not satisfied by December 31, 2020 and other specified closing conditions have been satisfied) (the "termination date"), the Merger Agreement may be terminated by either Trine or Desktop Metal. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Merger Agreement is in material breach of its obligations set forth in the Merger Agreement on the termination date. See "The Merger Agreement—Termination" beginning on page 223.

Treatment of Company Group Equity Awards

        Desktop Metal Stock Options.    As of the effective time, each Desktop Metal stock option that is then outstanding and unexercised will automatically be converted into an option to acquire Trine Class A common stock at an adjusted exercise price per share, subject to the terms and conditions as were applicable to the Desktop Metal stock option immediately prior to the effective time, including applicable vesting conditions (after such conversion, each, a "rollover option"). The number of shares of Trine Class A common stock subject to each rollover option will be determined by multiplying the number of shares of Desktop Metal common stock subject to the Desktop Metal stock option by the per share common stock consideration and rounding the resulting number down to the nearest whole number of shares, and the per share exercise price for the Trine Class A common stock issuable upon exercise of such rollover option shall be determined by dividing the per share exercise price for the shares of Desktop Metal common stock subject to the Desktop Metal stock option, as in effect immediately prior to the effective time, by the per share common stock consideration, and rounding the resulting exercise price up to the nearest whole cent.

        Desktop Metal Restricted Stock.    As of the effective time, each share of Desktop Metal restricted stock that is then unvested and outstanding will automatically be converted into the number of shares of Trine restricted stock determined by multiplying the per share common stock consideration by the number of shares of Desktop Metal common stock subject to such Desktop Metal restricted stock award, subject to the same terms and conditions as were applicable to such share of Desktop Metal restricted stock immediately prior to the effective time, including applicable vesting conditions.

        Desktop Metal Restricted Stock Units.    As of the effective time, each Desktop Metal restricted stock unit that is then unvested and outstanding will automatically be converted into the number of Trine restricted stock units determined by multiplying the per share common stock consideration by the number of shares of Desktop Metal common stock subject to such Desktop Metal restricted stock unit award, subject to the same terms and conditions as were applicable to such Desktop Metal restricted stock units immediately prior to the effective time, including applicable vesting conditions.

Covenants and Agreements

        Conduct of Businesses Prior to the Completion of the Business Combination.    Desktop Metal has agreed that, prior to the effective time of the Business Combination, it will, and will cause its subsidiaries to, (i) use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of Desktop Metal and its subsidiaries and maintain the existing relations and goodwill of Desktop Metal and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Desktop Metal and its subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers and (iv) use commercially reasonable efforts to maintain all insurance policies of Desktop Metal and its subsidiaries or substitutes therefor; provided, that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, Desktop Metal may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary (A) to protect the health and safety of Desktop Metal's or its subsidiaries' employees and other individuals having business dealings with Desktop Metal or its subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester or any other applicable law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any governmental authority or industry group in connection with or in response to coronavirus (COVID-19) pandemic, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the "ordinary course of business" for all purposes of the provisions of the Merger Agreement summarized under this heading "—Conduct of Business Prior to the Completion of the Business Combination" (the "conduct of business provisions") and not be considered a breach of the conduct of business provisions; provided, further, that following any such suspension, to the extent that Desktop Metal or any of its subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable.

        In addition to the general covenants above, Desktop Metal has agreed that prior to the effective time of the Business Combination, subject to specified exceptions, it will not, and will cause its subsidiaries not to, without the written consent of Trine (which may not be unreasonably withheld, conditioned or delayed):

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  change or amend its certificate of incorporation, bylaws or other organizational documents;

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  (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders of Desktop Metal in their capacities as stockholders, except dividends and distributions by a wholly-owned subsidiary of Desktop Metal to Desktop Metal or another wholly-owned subsidiary of Desktop Metal, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise of any outstanding Desktop Metal warrant or the exercise or settlement of any Desktop Metal equity award or for grants of Desktop Metal equity awards to certain employees, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock, or (iv) except as required pursuant to the Desktop Metal stock plans in effect on the date of the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

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  enter into, or amend or modify any material term of (in a manner adverse to Desktop Metal or any of its subsidiaries), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under certain listed material contracts, any lease or other occupancy agreement related to real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Desktop Metal or its subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

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  sell, transfer, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any of its assets, properties or business (including Desktop Metal intellectual property and Desktop Metal software), except for (i) transactions solely among Desktop Metal and its wholly-owned subsidiaries or among the wholly-owned subsidiaries of Desktop Metal, (ii) dispositions of obsolete or worthless assets, (iii) sales of inventory in the ordinary course of business consistent with past practice and (iv) sales, abandonment, lapses of assets or items or materials (in each case other than Desktop Metal intellectual property and Desktop Metal software) in excess of a specified aggregate amount, other than as permitted by the Merger Agreement and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to Desktop Metal and its subsidiaries, taken as a whole;

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  except as otherwise required pursuant to Desktop Metal's benefit plans, policies or agreements in effect on the date of the Merger Agreement or applicable law, (i) except with respect to certain employees, grant any increase in compensation, benefits or severance to any director, employee or independent contractor of Desktop Metal or its subsidiaries, (ii) adopt, enter into, materially amend or terminate any Desktop Metal benefit plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Desktop Metal or any of its subsidiaries are a party or by which they are bound, (iii) grant or provide any severance or termination payments or benefits to any director, employee or independent contractor, (iv) hire any employee or independent contractor of Desktop Metal or its subsidiaries other than any employee or independent contractor with an annual base salary of less than $300,000 in the ordinary course of business consistent with past practice, or terminate any employee of Desktop Metal or its subsidiaries with an annual base salary of $300,000 or more (other than for cause), or (v) take any action that will result in the acceleration, vesting or creation of any right of any director, officer, employee or independent contractor of Desktop Metal or its subsidiaries under any of the Desktop Metal benefit plans, policies or agreements;

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  (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements to be included in the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Merger Agreement);

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  make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed a specified amount, other than any capital expenditure (or series of related capital expenditures) consistent with Desktop Metal's annual capital expenditure budget for periods following the date of the Merger Agreement;

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  make any loans, advances or capital contributions to, or investments in, any other person or entity, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons or entities, or enter into any "keep well" or similar agreement to maintain the financial condition of any other person or entity, except advances to its employees or officers in the ordinary course of business consistent with past practice and extended payment terms for customers in the ordinary course of business;

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  make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, settle or compromise any examination, audit or other action with a taxing authority relating to any material taxes, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

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  take any action, or knowingly fail to take any action, which would prevent or impede the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment;

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  acquire any fee interest in real property;

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  enter into, renew or amend any Desktop Metal affiliate agreement in any material respect;

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  waive, release, compromise, settle or satisfy any pending or threatened material claim (including any pending or threatened action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or that otherwise does not exceed a specified amount in the aggregate;

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  incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of a specified amount, other than (i) solely between Desktop Metal and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, (ii) in connection with borrowings, extensions of credit and other financial accommodations under its existing credit facilities, notes and other existing indebtedness and, in each case, any refinancings thereof, subject to certain limitations;

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  enter into any material new line of business outside of the business currently conducted by Desktop Metal and its subsidiaries as of the date of the Merger Agreement;

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  make any material change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

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  voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to Desktop Metal or any of its subsidiaries, any insurance policy maintained with respect to Desktop Metal and its subsidiaries and their assets and properties; or

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  enter into any agreement or undertaking to do any action prohibited by the foregoing other than entry into a letter of intent, memorandum of understanding or agreement in principle for the purchase of all or a portion of the assets or equity of any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, provided, that such transaction, if consummated, would not require financial statements to be included in the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part, pursuant to Rule 3-05 of Regulation S-X under the Securities Act.

        Trine has agreed to a more limited set of restrictions on its business prior to the effective time of the Business Combination. Specifically, Trine has agreed that prior to the effective time of the Business Combination, except as expressly contemplated or permitted by the Merger Agreement or as required by law and subject to certain specified exceptions, it will not, without the written consent of Desktop Metal (which may not be unreasonably withheld, conditioned or delayed):

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  change, modify or amend the trust agreement, the Trine organizational documents or the organizational documents of Merger Sub, other than to effectuate the Charter Amendment, the Proposed Charter and the Post-Combination Company's bylaws;

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  make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or, other than the redemption of any shares of Trine Class A common stock or as otherwise required by Trine's organizational documents in order to consummate the transactions contemplated by the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Trine;

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  make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any agreement with a governmental authority with respect to a material amount of taxes, surrender any right to claim a material refund of taxes, settle or compromise any examination, audit or other action with a governmental authority relating to any material taxes or settle or compromise any claim or assessment by a governmental authority in respect of material taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of taxes, or enter into any tax sharing or similar agreement (excluding any commercial contract not primarily related to taxes);

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  take any action, or knowingly fail to take any action, which action or failure to act would prevent or impede the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment;

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  enter into, renew or amend in any material respect, any Trine affiliate agreement (or any contract, that if existing on the date of the Merger Agreement, would have constituted a Trine affiliate agreement);

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  enter into, or amend or modify any material term of (in a manner adverse to Trine or any of its subsidiaries (including Desktop Metal and its subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any contract to which Trine or any of its subsidiaries is a party or by which any of their assets is bound (or any contract, that if existing on the date of the Merger Agreement, would have constituted such a contract) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Trine or its subsidiaries is a party or by which it is bound;

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  waive, release, compromise, settle or satisfy any pending or threatened claim (including any pending or threatened action) or compromise or settle any liability in excess of a specified aggregate amount;

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  incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

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  (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Trine or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Trine warrants outstanding on the date of the Merger Agreement or (ii) the transactions contemplated by the Merger Agreement (including the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Trine warrant or the warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

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  except as contemplated by the Incentive Plan, (i) adopt or amend any Trine benefit plan, or enter into any employment contract or collective bargaining agreement or (ii) hire any employee or any other individual to provide services to Trine or its subsidiaries following the closing;

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  fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by the Merger Agreement);

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  make any capital expenditures;

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  make any loans, advances or capital contributions to, or investments in, any other person, make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any "keep well" or similar agreement to maintain the financial condition of any other person or entity;

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  enter into any new line of business outside of the business currently conducted by Trine and its subsidiaries as of the date of the Merger Agreement;

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  make any change in its financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable law;

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  voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent to the insurance coverage currently maintained with respect to Trine and its subsidiaries and their assets and properties; or

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  enter into any agreement or undertaking to do any action prohibited by the foregoing.

        HSR Act and Regulatory Approvals.    Desktop Metal and Trine have agreed to comply promptly but in no event later than ten business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act. Desktop Metal and Trine have agreed to use their reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any antitrust laws and to furnish to each other as promptly as reasonably practicable all information required for any application or other filing required to be made by the other pursuant to any applicable law relating to antitrust.

        Desktop Metal and Trine have agreed to promptly notify the other of any substantive communication with, and furnish to the other copies of any notices or written communications received by, them or any of their respective affiliates and any third party or governmental authority with respect to the transactions contemplated by the Merger Agreement, and Desktop Metal and Trine have agreed to permit counsel to the other an opportunity to review in advance, and Desktop Metal and Trine (respectively) have agreed to consider in good faith the views of such counsel in connection with, any proposed communications by Desktop Metal and Trine (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement; provided, that neither party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental authority to delay the consummation of the transactions contemplated by the Merger Agreement without the written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed). Desktop Metal and Trine have agreed to provide the other and their respective counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Desktop Metal and Trine (respectively) and/or any of its affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Merger Agreement.

        Desktop Metal has agreed to (i) substantially comply with any information or document requests from the Antitrust Division and FTC and (ii) request early termination of any waiting period under the HSR Act.

        Trine has agreed to request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable laws relating to antitrust, (ii) prevent the entry in any action brought by the Antitrust Division or FTC or any other person or entity of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Merger Agreement, and (iii) if any such governmental order is issued in any such action, cause such governmental order to be lifted.

        Trine has agreed to cooperate in good faith with the Antitrust Division and the FTC and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by the Merger Agreement as soon as practicable (but in any event prior to the termination date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under any applicable law relating to antitrust or the actual or threatened commencement of any proceeding in any forum by or on behalf of the Antitrust Division and the FTC or the issuance of any governmental order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Business Combination, including selling, divesting or otherwise disposing of, licensing, holding separate or taking or committing to take any action that limits in any respect Trine's or Desktop Metal's freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Desktop Metal and its subsidiaries.

        Notwithstanding the above covenant or any other provision of the Merger Agreement, nothing in the Merger Agreement shall require or obligate Trine or any other person or entity to take any actions with respect to Trine's affiliates, the Sponsor, the Subscribers, their respective affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Trine's affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Trine's affiliates, Sponsor or of any such investment fund or investment vehicle.

        Further, notwithstanding any other provision of the Merger Agreement, nothing in the Merger Agreement shall require or obligate Desktop Metal or any of its subsidiaries or affiliates to, and Trine and its subsidiaries and affiliates shall not, without the prior written consent of Desktop Metal, agree or otherwise be required to, take any action with respect to Desktop Metal or any of its subsidiaries or affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of Desktop Metal or any of its subsidiaries or affiliates, or any interest therein.

        Trine has agreed to pay 50% of all filing fees payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement.

        Trine has agreed that it will not, and shall cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of the Antitrust Division or FTC or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the transaction contemplated by the Merger Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

        Notwithstanding anything in the Merger Agreement to the contrary, the restrictions and obligations described in the above paragraph shall not apply to or be binding upon Trine's affiliates, the Sponsor, the Subscribers, their respective affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Trine's affiliates, the Sponsor, the Subscribers or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Trine's affiliates, the Sponsor, the Subscribers or of any such investment fund or investment vehicle.

        Proxy Solicitation.    Trine has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Desktop Metal) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) after the registration statement is declared effective under the Securities Act, cause this proxy statement/consent solicitation statement/prospectus to be disseminated to Trine's stockholders in compliance with applicable law, and (iii) after the registration statement is declared effective under the Securities Act, solicit proxies from the holders of Trine common stock to vote in accordance with the recommendation of the Trine board of directors with respect to each of the proposals contained in this proxy statement/consent solicitation statement/prospectus. Trine has agreed, through the Trine board of directors, to recommend to its stockholders that they approve the proposals contained in this proxy statement/consent solicitation statement/prospectus (the "Trine board recommendation") and shall include the Trine board recommendation in this proxy statement/consent solicitation statement/prospectus, unless the Trine board of directors shall have changed the recommendation in accordance with the terms of the Merger Agreement. The Trine board of directors shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Trine board recommendation (a "Trine change in recommendation"); provided, that if, at any time prior to obtaining the approval of Trine stockholders, the Trine board of directors determines in good faith, in response to a Trine intervening event, after consultation with its outside legal counsel, that the failure to make a Trine change in recommendation would be inconsistent with its fiduciary duties under applicable law, Trine or Trine's board of directors may, prior to obtaining the approval of Trine stockholders, make a Trine change in recommendation; provided further, that Trine will not be entitled to make, or agree or resolve to make, a Trine change in recommendation unless (A) Trine delivers to Desktop Metal a written notice (a "Trine intervening event notice") advising Desktop Metal that the Trine board of directors proposes to take such action and containing the material facts underlying the Trine board of director's determination that a Trine intervening event has occurred (which Trine intervening event notice shall not itself constitute a breach of the Merger Agreement), and (B) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Trine delivered the Trine intervening event notice (such period from the time the Trine intervening event notice is provided until 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Trine delivered the Trine intervening event notice (it being understood that any material development with respect to a Trine intervening event shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the "Trine intervening event notice period"), the Trine board of directors reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Trine change in recommendation would be inconsistent with its fiduciary duties under applicable law.

        If requested by Desktop Metal, Trine has agreed to, and will use its reasonable best efforts to cause its representatives to, during the Trine intervening event notice period, engage in good faith negotiations with Desktop Metal and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for a Trine change in recommendation.

        Notwithstanding the foregoing, if on a date for which the Special Meeting is scheduled, Trine has not received proxies representing a sufficient number of shares of Trine common stock to obtain the stockholder approvals of the proposals contained in this proxy statement/consent solicitation statement/prospectus, whether or not a quorum is present, Trine shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that the Special Meeting, without the prior written consent of Desktop Metal, (x) may not be adjourned to a date that is more than 20 business days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by applicable law) and (y) is held no later than four business days prior to the termination date.

        As used in the Merger Agreement, "Trine intervening event" means any material event, fact, development, circumstance or occurrence (i) that was not known and was not reasonably foreseeable to the Trine board of directors as of the date of the Merger Agreement, and that becomes known to the Trine board of directors after the date of the Merger Agreement and (ii) does not relate to clearance of the Business Combination by the Antitrust Division and FTC or any other applicable statute, law, ordinance, rule, regulation or governmental order; provided, however, that (1) any change in the price or trading volume of Trine Class A common stock, (2) Desktop Metal meeting, failing to meet or exceeding financial or other projections or predictions and (3) any delays in production of Desktop Metal's products shall not be taken into account for purposes of determining whether an Trine intervening event has occurred.

        Desktop Metal has agreed to solicit the adoption of the Merger Agreement (the "Desktop Metal stockholder approval") by holders of a majority of the voting power of the outstanding shares of Desktop Metal common stock and preferred stock (the "Desktop Metal stockholders") via written consent as soon as promptly as practicable after the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part becomes effective. In connection therewith, Desktop Metal has agreed to use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Trine) for determining the Desktop Metal stockholders entitled to provide such written consent, (ii) cause this proxy statement/consent solicitation statement/prospectus to be disseminated to the Desktop Metal stockholders in compliance with applicable law and (iii) unless a Desktop Metal change in recommendation (as defined below) has been made, solicit written consents from Desktop Metal stockholders to give the Desktop Metal stockholder approval. Desktop Metal has agreed, through the Desktop Metal board of directors, to recommend to the Desktop Metal stockholders that they adopt the Merger Agreement (the "Desktop Metal board recommendation") and include the Desktop Metal board recommendation in this proxy statement/consent solicitation statement/prospectus, subject to the obligations described in this paragraph. The Desktop Metal board of directors shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Desktop Metal board recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any acquisition proposal (any action described in clause (i) or (ii), a "Desktop Metal change in recommendation") except in accordance with the provisions of the Merger Agreement described under the heading "—Covenants and Agreements; No Solicitation." Desktop Metal has agreed to provide Trine with copies of all stockholder consents it receives within one business day of receipt. If the Desktop Metal stockholder approval is obtained, then promptly following the receipt of the required written consents, Desktop Metal has agreed to prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless the Merger Agreement has been terminated in accordance with its terms, Desktop Metal's obligation to solicit written consents from the Desktop Metal stockholders to give the Desktop Metal stockholder approval in accordance with the obligations described in this paragraph shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any acquisition proposal or superior proposal (as such terms are described under the heading "—No Solicitation"), or by any Desktop Metal change in recommendation.

        No Solicitation.    Except as expressly permitted by the provisions of the Merger Agreement summarized under this heading "—No Solicitation" (the "no solicitation provisions"), from the date of the Merger Agreement to the effective time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Desktop Metal has agreed not to, and shall cause its subsidiaries not to and shall use its reasonable best efforts to cause its and their respective representatives acting on their behalf not to, directly or indirectly:

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  initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal (as defined below);

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  engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person or entity relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal;

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  approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal;

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  execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an acceptable confidentiality agreement executed in accordance with the no solicitation provisions), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any acquisition proposal; or

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  resolve or agree to do any of the foregoing,

provided that any determination or action by Desktop Metal board of directors is made in accordance with the exceptions described below shall not be deemed to be a breach or violation of the obligations described in this paragraph.

        Desktop Metal also agreed that immediately following the execution of the Merger Agreement it shall, and shall cause each of its subsidiaries and shall use its reasonable best efforts to cause its and their representatives acting on their behalf to, cease any solicitations, discussions or negotiations with any person or entity (other than the parties to the Merger Agreement and their respective representatives) conducted prior to the Merger Agreement in connection with an acquisition proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an acquisition proposal. Desktop Metal also agrees that within three business days of the execution of the Merger Agreement, Desktop Metal shall request each person and entity (than the parties to the Merger Agreement and their respective representatives) that has prior to the date of the Merger

Agreement executed a confidentiality agreement in connection with its consideration of acquiring Desktop Metal (and with whom Desktop Metal has had contact in 12 months prior to the date of the Merger Agreement regarding the acquisition of Desktop Metal) to return or destroy all confidential information furnished to such person or entity by or on behalf of it or any of its subsidiaries prior to the date of the Merger Agreement and terminate access to any physical or electronic data room maintained by or on behalf of Desktop Metal or any of its subsidiaries.

        Desktop Metal has agreed to promptly (and in any event within one business day) notify, in writing, Trine of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any acquisition proposal, which notice shall include a summary of the material terms of, and the identity of the person or entity or group of persons and/or entities making, such inquiry, proposal, offer or request for information and an unredacted copy of any acquisition proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). Desktop Metal shall promptly (and in any event within one business day) keep Trine reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or acquisition proposal (including any material changes thereto and copies of any additional written materials received by Desktop Metal, its subsidiaries or their respective representatives acting on their behalf).

        Notwithstanding anything to the contrary in the Merger Agreement, Desktop Metal may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential bona fide written acquisition proposal (which acquisition proposal was made after the date of the Merger Agreement and did not result from a material breach of the no solicitation provisions) to be made to Desktop Metal or the Desktop Metal board of directors so long as Desktop Metal promptly (and in any event within one business day thereafter) notifies Trine thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Desktop Metal board of directors determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to Desktop Metal, that the failure of the Desktop Metal board of directors to take such action would be inconsistent with its fiduciary duties under applicable law. Without limiting the foregoing, any violation of the no solicitation provisions by any of Desktop Metal's subsidiaries, or any of Desktop Metal's or its subsidiaries' respective representatives acting on Desktop Metal or one of its subsidiaries' behalf, shall be deemed to be a breach of the no solicitation provisions by Desktop Metal.

        Notwithstanding anything to the contrary in above described obligations, the Merger Agreement shall not prevent Desktop Metal or the Desktop Metal board of directors from:

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  taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by the Merger Agreement or an acquisition proposal; provided that this paragraph shall not be deemed to permit Desktop Metal or the Desktop Metal board of directors to effect a Desktop Metal change in recommendation except in accordance with the no solicitation provisions;

  •
  prior to obtaining the Desktop Metal stockholder approval, contacting and engaging in discussions with any person, entity or group and their respective representatives who has made a bona fide written acquisition proposal after the date of the Merger Agreement that did not result from a material breach of the no solicitation provisions, solely for the purpose of clarifying such acquisition proposal and the terms thereof;

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  prior to obtaining the Desktop Metal stockholder approval, (A) contacting and engaging in any negotiations or discussions with any person or entity and its representatives who has made a bona fide written acquisition proposal after the date hereof that did not result from a material breach of the no solicitation provisions (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to Desktop Metal's or any of its subsidiaries' properties, books and records and providing information or data in response to a request therefor by a person or entity who has made a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions, in each case, if Desktop Metal board of directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such acquisition proposal constitutes or could reasonably be expected to constitute, result in or lead to a superior proposal; (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law; and (III) has received from the person or entity so requesting such information an executed acceptable confidentiality agreement; provided that Desktop Metal shall provide to Trine and Merger Sub any material non-public information or data that is provided to any person or entity given such access that was not previously made available to Trine or Merger Sub prior to or substantially concurrently with the time it is provided to such person or entity (and in any event within 24 hours thereof);

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  prior to obtaining the Desktop Metal stockholder approval, making a Desktop Metal change in recommendation (only to the extent permitted by the no solicitation provisions); or

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  resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing bullet points.

        Notwithstanding anything in the no solicitation provisions to the contrary, if, at any time prior to obtaining the Desktop Metal stockholder approval, the Desktop Metal board of directors determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written acquisition proposal that did not result from a material breach of the no solicitation provisions, that (i) such proposal constitutes a superior proposal (as defined below) and (ii) the failure to take the actions specified in clause (A) or (B) of this paragraph would be inconsistent with its fiduciary duties under applicable law, Desktop Metal or the Desktop Metal board of directors may, prior to obtaining the Desktop Metal stockholder approval, (A) make a Desktop Metal change in recommendation or (B) terminate the Merger Agreement to enter into a definitive agreement with respect to such superior proposal; provided that Desktop Metal pays to Trine the Desktop Metal Termination Payment (as described under the heading "—Termination; Desktop Metal Termination Fee") at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided further that Desktop Metal will not be entitled to make a Desktop Metal change in recommendation or terminate the Merger Agreement unless (x) Desktop Metal delivers to Trine a written notice (a "Desktop Metal notice") advising Trine that the Desktop Metal board of directors proposes to take such action and containing the material terms and conditions of the superior proposal that is the basis of the proposed action of the Desktop Metal board of directors, and (y) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Desktop Metal delivered the Desktop Metal notice (such period from the time the Desktop Metal is provided until 5:00 p.m., New York City time, on the fifth business day immediately following the day on which the Desktop Metal delivered the Desktop Metal notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such superior proposal shall be deemed to constitute a new superior proposal and shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the "Notice Period"), the Desktop Metal board of directors reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such acquisition proposal continues to constitute a superior proposal notwithstanding the adjustments to the terms and conditions of the

Merger Agreement proposed by Trine (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Desktop Metal change in recommendation or so terminate would be inconsistent with its fiduciary duties under applicable law.

        If requested by Trine, Desktop Metal has agreed to, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their representatives acting on their behalf to, during the Notice Period, engage in good faith negotiations with Trine and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal would cease to constitute a superior proposal.

        Notwithstanding anything in the no solicitation provisions or the obligations on Desktop Metal described under the heading "—Proxy Solicitation" above to the contrary, if, at any time prior to obtaining the Desktop Metal stockholder approval, the Desktop Metal board of directors determines in good faith, in response to a Desktop Metal intervening event, after consultation with its outside legal counsel, that the failure to make a Desktop Metal change in recommendation would be inconsistent with its fiduciary duties under applicable law, the Desktop Metal board of directors may, prior to obtaining the Desktop Metal stockholder approval, make a Desktop Metal change in recommendation; provided that the Desktop Metal board of directors will not be entitled to make, or agree or resolve to make, a Desktop Metal change in recommendation unless (i) Desktop Metal delivers to Trine a written notice (a "Desktop Metal intervening event notice") advising Trine that the Desktop Metal board of directors proposes to take such action and containing the material facts underlying the Desktop Metal board of directors' determination that a Desktop Metal intervening event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth business day immediately following the day on which Desktop Metal delivered the Desktop Metal intervening event notice (such period from the time the Desktop Metal intervening event notice is provided until 5:00 p.m. New York City time on the fifth business day immediately following the day on which Desktop Metal delivered the Desktop Metal intervening event notice (it being understood that any material development with respect to a Desktop Metal intervening event shall require a new notice but with an additional four business day (instead of five business day) period from the date of such notice), the "Desktop Metal intervening event notice period"), the Desktop Metal board of directors reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Desktop Metal change in recommendation would be inconsistent with its fiduciary duties under applicable law.

        If requested by Trine, Desktop Metal has agreed to, and will cause its subsidiaries to, and will use its reasonable best efforts to cause its or their representatives to, during the Desktop Metal intervening event notice period, engage in good faith negotiations with Trine and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for a Desktop Metal change in recommendation.

        As used in the Merger Agreement:

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  "acquisition proposal" means any proposal or offer from any person, entity or "group" (as defined in the Exchange Act) (other than Trine, Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the revenues or assets of Desktop Metal and its subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of Desktop Metal and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Desktop Metal board of directors), including through the acquisition of one or more subsidiaries of the Desktop Metal owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of Desktop Metal, any tender offer or exchange offer that if consummated would result in any person or entity beneficially owning 20% or more of the total voting power of the equity securities of Desktop Metal, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Desktop Metal (or any subsidiary of Desktop Metal) that constitutes 20% or more of the revenues or assets of Desktop Metal and its subsidiaries, taken as a whole or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of Desktop Metal.

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  "superior proposal" means a bona fide and written acquisition proposal made after the date of the Merger Agreement, that did not result from a material breach of the no solicitation provisions, that the Desktop Metal board of directors in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of Desktop Metal (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Desktop Metal board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Merger Agreement and the transactions contemplated hereby (including any offer by Trine to amend the terms of the Merger Agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of "superior proposal", the term "acquisition proposal" shall have the meaning assigned to such term summarized above, except that the references to "20%" in such definition shall be deemed to be references to "80%".

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  "Desktop Metal intervening event" means an event, fact, development, circumstance or occurrence (but specifically excluding any acquisition proposal, superior proposal, any changes in capital markets or any declines or improvements in financial markets) that materially affects the business, assets, operations or prospects of Desktop Metal and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Desktop Metal board of directors as of the date of the Merger Agreement (or the consequences of which were not reasonably foreseeable to the Desktop Metal board of directors as of the date of the Merger Agreement), and that becomes known to Desktop Metal or the Desktop Metal board of directors after the date of the Merger Agreement.

        Trine Exclusivity.    Through the closing or earlier valid termination of the Merger Agreement, Trine has agreed not take, nor permit any of its affiliates or representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any person or entity (other than Desktop Metal, its stockholders and/or any of their affiliates or representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any business combination (a "business combination proposal") other than (i) with Desktop Metal, its stockholders and their respective affiliates and representatives or (ii) to the extent that the Trine board of directors determines in good faith, in response to a Desktop Metal intervening event, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law. Trine has agreed to, and cause its affiliates and representatives to, immediately cease any and all existing discussions or negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, a proposal for a business combination.

        Certain Agreements.    Through the closing, Desktop Metal shall use commercially reasonable efforts to obtain (i) an executed counterpart to the Registration Rights Agreement from each holder of Desktop Metal preferred stock who will receive Trine Class A common stock in connection with the

Business Combination and who did not execute the Registration Rights Agreement prior to the time of the execution of the Merger Agreement and (ii) an executed Confidentiality and Lockup Agreement from any holder of Desktop Metal preferred stock who has been designated to execute that agreement but did not do so prior to the time of the execution of the Merger Agreement.

        The NYSE Listing.    Through the closing, Trine has agreed to use reasonable best efforts to ensure Trine remains listed as a public company on, and for shares of Trine Class A common stock to be listed on, the NYSE. Trine has agreed to use reasonable best efforts to cause the Trine Class A common stock to be issued in connection with the Business Combination to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the closing date.

        Indemnification and Directors' and Officers' Insurance.    From and after the effective time of the Business Combination, Trine and the Desktop Metal have agreed that they shall indemnify and hold harmless each present and former director and officer of Desktop Metal and each of its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Desktop Metal or its subsidiaries, as the case may be, would have been permitted under applicable law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of the Merger Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law). Without limiting the foregoing, Trine has agreed to, and agreed to cause Desktop Metal and its subsidiaries to, (i) maintain for a period of not less than six years from the effective time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of the Merger Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. Trine has agreed to assume, and be liable for, and shall cause Desktop Metal and their respective subsidiaries to honor, each of the covenants described in this paragraph.

        For a period of six years from the effective time, Trine has agreed to, or will cause one or more of its subsidiaries to, maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by Trine's directors' and officers' liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Trine or its subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Desktop Metal and its subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) Trine may cause coverage to be extended under the current directors' and officers' liability insurance by obtaining a six-year "tail" policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to matters, acts or omissions existing or occurring at or prior to the effective time, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under the obligations described in this paragraph shall be continued in respect of such claim until the final disposition thereof.

        Financing.    Trine and Merger Sub have agreed to take, or cause to be taken, as promptly as practicable after the execution of the Merger Agreement, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the closing date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein.

        Other Covenants and Agreements.    The Merger Agreement contains other covenants and agreements, including covenants related to:

  •
  Desktop Metal and Trine providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to Desktop Metal's and Trine's (as applicable) and their respective subsidiaries' properties, records, systems, contracts and commitments;

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  Desktop Metal, its subsidiaries and stockholders agreeing not to engage in transactions involving securities of Trine without Trine's prior consent;

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  Desktop Metal waiving claims to the trust account in the event that the Business Combination does not consummate;

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  Desktop Metal and Trine cooperating on the preparation and efforts to make effective this proxy statement/consent solicitation statement/prospectus;

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  Trine making certain disbursements from the trust account;

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  Trine keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

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  Desktop Metal taking all actions necessary to cause certain agreements to be terminated;

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  Trine agreeing to take all actions necessary or appropriate to cause certain appointments to the board of Trine;

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  Trine taking steps to exempt the acquisition of Trine Class A common stock from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

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  Trine obtaining directors' and officers' liability insurance prior to the closing;

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  cooperation between Desktop Metal and Trine in obtaining any necessary third-party consents required to consummate the Business Combination;

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  agreement relating to the intended tax treatment of the transactions contemplated by the Merger Agreement; and

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  confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby.

Representations and Warranties

        The Merger Agreement contains representations and warranties made by Desktop Metal to Trine relating to a number of matters, including the following:

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  corporate organization, qualification to do business, good standing and corporate power;

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  subsidiaries;

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  requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

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  absence of conflicts with organizational documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummating the Business Combination;

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  required governmental and regulatory consents necessary in connection with the Business Combination;

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  capitalization;

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  financial statements;

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  absence of undisclosed liabilities;

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  legal proceedings and absence of governmental orders;

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  compliance with applicable law;

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  intellectual property and information technology systems;

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  material contracts;

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  employee compensation and benefits matters;

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  labor matters;

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  tax matters;

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  broker's and finder's fees related to the Business Combination;

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  insurance;

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  properties;

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  environmental matters;

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  absence of a material adverse effect since December 31, 2019 and absence of certain other changes;

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  affiliate agreements;

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  internal controls;

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  permits; and

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  accuracy of Desktop Metal's information provided in this proxy statement/consent solicitation statement/prospectus.

        Certain of these representations and warranties are qualified as to "materiality" or "material adverse effect". For purposes of the Merger Agreement, a "material adverse effect" with respect to Desktop Metal means any event, change, circumstance or development that has a material adverse effect on the assets, business, results of operations or financial condition of Desktop Metal and its subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "material adverse effect" (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects Desktop Metal and its subsidiaries, taken as a whole, as compared to other similarly situated persons or entities operating in the industries in which Desktop Metal and its subsidiaries operate): (a) any change or development in applicable laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Desktop Metal operates, (c) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Business Combination or the performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to "material adverse effect" in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (d) any change generally affecting any of the industries or markets in which Desktop Metal or its subsidiaries operate or the economy as a whole, (e) the compliance with the terms of the Merger Agreement (other than the covenant relating to taxes) or the taking of any action, or failure to take action, required or contemplated by the Merger Agreement (other than the covenant relating to taxes) or with the prior written consent of Trine (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to "material adverse effect" in the representations and warranties relating to the absence of certain conflicts and, to the extent related thereto, the condition to closing relating to those representations and warranties), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Desktop Metal operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or "cyber" attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of Desktop Metal and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets (provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from this definition of material adverse effect)), or (i) the ability of Desktop Metal to consummate the transactions contemplated by the Merger Agreement.

        The Merger Agreement also contains representations and warranties made by Trine to Desktop Metal relating to a number of matters, including the following:

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  corporate organization, qualification to do business, good standing and corporate power;

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  requisite corporate authority to enter into the Merger Agreement and to complete the contemplated transactions;

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  absence of conflicts with governing documents, applicable laws or certain agreements and instruments as a result of entering into the Merger Agreement or consummate the Business Combination;

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  litigation and proceedings;

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  compliance with laws;

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  employee benefit plans;

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  required governmental and regulatory consents necessary in connection with the Business Combination;

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  financial ability;

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  the trust account;

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  tax matters;

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  broker's and finder's fees related to the Business Combination;

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  proper filing of documents with the SEC, the accuracy of information contained in the documents filed with the SEC and Sarbanes-Oxley certifications;

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  historical business activities and absence of certain changes related thereto;

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  accuracy of Trine's information provided in this proxy statement/consent solicitation statement/prospectus;

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  absence of outside reliance;

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  capitalization;

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  the NYSE stock market quotation;

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  contracts;

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  title to property;

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  investment company act;

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  affiliate agreements;

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  business combination restrictions; and

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  the Subscription Agreements.

        The representations and warranties in the Merger Agreement do not survive the effective time and, as described below under "—Termination", if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless (i) a party willfully breached the Merger Agreement or (ii) the Desktop Metal termination fee is payable as described below.

        This summary and the copy of the Merger Agreement attached to this proxy statement/consent solicitation statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by Trine and Desktop Metal, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Trine, Desktop Metal or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Business Combination

        Conditions to Each Party's Obligations.    The respective obligations of each of Desktop Metal and Trine to complete the Business Combination are subject to the satisfaction of the following conditions:

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  all applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated;

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  there shall not have been entered, enacted or promulgated any governmental order, statute, rule, regulation or governmental order enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

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  the redemption offer in relation to the Public Shares shall have been completed in accordance with the terms of the Merger Agreement and this proxy statement/consent solicitation statement/prospectus;

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  the registration statement of which this proxy statement/consent solicitation statement/prospectus forms a part shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

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  Trine shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

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  the approval by Trine stockholders of the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal shall have been obtained;

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  the approval of Desktop Metal stockholders of the Desktop Metal Merger Proposal shall have been obtained; and

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  the Trine Class A common stock to be issued in connection with the transactions contemplated by the Subscription Agreements shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

        Conditions to Obligations of Trine.    The obligation of Trine to complete the Business Combination is also subject to the satisfaction, or waiver by Trine, of the following conditions:

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  the accuracy of the representations and warranties of Desktop Metal as of the date of the Merger Agreement and as of the closing date of the Business Combination, other than, in most cases, those failures to be true and correct that would not reasonably be likely to have a material adverse effect on Desktop Metal;

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  each of the covenants of Desktop Metal to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects; and

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  the receipt of a certificate signed by an officer of Desktop Metal certifying that the two preceding conditions have been satisfied.

        Conditions to Obligations of Desktop Metal.    The obligation of Desktop Metal to complete the Business Combination is also subject to the satisfaction or waiver by Desktop Metal of the following conditions:

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  the accuracy of the representations and warranties of Trine and Merger Sub as of the date of the Merger Agreement and as of the closing date of the Business Combination;

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  each of the covenants of Trine to be performed or complied with as of or prior to the closing shall have been performed or complied with in all material respects;

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  the receipt of a certificate signed by an executive officer of Trine certifying that the two preceding conditions have been satisfied;

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  the Existing Charter shall be have been amended to reflect the terms of the form Charter Amendment attached to the Merger Agreement as Exhibit D;

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  the Trine Class A common stock to be issued in connection with the Business Combination shall have been approved for listing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

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  certain directors and executive officers of Trine shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the effective time;

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  the receipt of a tax opinion, dated as of the closing date, from Latham & Watkins LLP, counsel to Desktop Metal, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, to the effect that, for U.S. federal income tax purposes, the Business Combination will constitute a "reorganization" within the meaning of Section 368(a) of the Code; and

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  (a) the funds contained in the trust account as of immediately prior to the effective time; plus (b) all other cash and cash equivalents of Trine; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Trine Class A common stock pursuant to the redemption offer (to the extent not already paid); plus (d) $274,975,000 shall equal or exceed $200,000,000.

Termination

        Mutual termination rights.    The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

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  by written consent of Desktop Metal and Trine; or

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  by written notice from either Desktop Metal or Trine to the other if the approval of Trine stockholders to the Business Combination Proposal, the Charter Amendment Proposal, the Charter Approval Proposal, the Merger Issuance Proposal, the Subscription Agreements Proposal and the Incentive Plan Proposal are not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

        Desktop Metal termination rights.    The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

  •
  prior to the closing, by written notice to Trine from Desktop Metal if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Trine set forth in the Merger Agreement, such that the conditions described in the first two bullet points under the heading "—Conditions to the Business Combination; Conditions to Obligations of Desktop Metal" would not be satisfied at the closing (a "terminating Trine breach"), except that, if any such terminating Trine breach is curable by Trine through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Trine of notice from Desktop Metal of such breach, but only as long as Trine continues to exercise such commercially reasonable efforts to cure such terminating Trine breach (the "Trine cure period"), such termination shall not be effective, and such termination shall become effective only if the terminating Trine breach is not cured within the Trine cure period, (ii) the closing has not occurred on or before the termination date, subject to automatic extension to January 31, 2021 if certain closing conditions are not satisfied by December 31, 2020 and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the Merger Agreement under this paragraph shall not be available if Desktop Metal's failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Desktop Metal is in material breach of its obligations under the Merger Agreement on such date; or

  •
  by written notice from Desktop Metal prior to obtaining the Desktop Metal stockholder approval, in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading "—No Solicitation" above.

        Trine termination rights.    The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

  •
  prior to the closing, by written notice to Desktop Metal from Trine if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Desktop Metal set forth in the Merger Agreement such that the conditions described in the first two bullet points under the heading "—Conditions to the Business Combination; Conditions to Obligations of Trine" above would not be satisfied at the closing (a "terminating Desktop Metal breach"), except that, if such terminating Desktop Metal breach is curable by Desktop Metal through the exercise of its commercially reasonable efforts, then, for a period of 30 days after receipt by Desktop Metal of notice from Trine of such breach, but only as long as Desktop Metal continues to use its commercially reasonable efforts to cure such terminating Desktop Metal breach (the "Desktop Metal cure period"), such termination shall not be effective, and such termination shall become effective only if the terminating Desktop Metal breach is not cured within the Desktop Metal cure period, (ii) the closing has not occurred on or before the termination date, subject to automatic extension to January 31, 2021 if certain closing conditions are not satisfied by December 31, 2020 and other closing conditions have been satisfied, or (iii) the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or a statute, rule or regulation; provided, that the right to terminate the Merger Agreement under this paragraph shall not be available if Trine's failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the closing to occur on or before such date; provided, further, that the right to terminate under clause (ii) of this paragraph shall not be available if Trine is in material breach of its obligations under the Merger Agreement on such date;

  •
  by written notice from Trine if the Desktop Metal board of directors (A) shall have made, prior to obtaining the Desktop Metal stockholder approval, a Desktop Metal change in recommendation or (B) shall have failed to include the Desktop Metal board recommendation in the consent solicitation statement distributed to stockholders; or

  •
  by written notice from Trine if the Desktop Metal stockholder approval has not been obtained within three business days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by Desktop Metal to the Desktop Metal stockholders pursuant to the terms of the Merger Agreement.

        Desktop Metal Termination Fee.    Desktop Metal must pay Trine a termination fee of $54,900,000 if the Merger Agreement is terminated under either of the following circumstances:

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  prior to obtaining the Desktop Metal stockholder approval, Desktop Metal terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, subject to the terms and conditions described under the heading "—No Solicitation" above;

  •
  Trine terminates the Merger Agreement as a result of the Desktop Metal board of directors (A) prior to obtaining the Desktop Metal stockholder approval, a Desktop Metal change in recommendation or (B) failure to include the Desktop Metal board recommendation in the consent solicitation statement distributed to stockholders; or

  •
  Either Trine or Desktop Metal terminates the Merger Agreement due to the closing not occurring on or before the termination date (as extended under the circumstances described above) or Trine terminates the Merger Agreement for a terminating Desktop Metal breach or Desktop's failure to obtain the Desktop Metal stockholder approval within three business days following the date that this proxy statement/consent solicitation statement/prospectus is disseminated by Desktop Metal to the Desktop Metal stockholders pursuant to the terms of the Merger Agreement and (i) before the date of such termination, a bona fide written acquisition proposal is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within twelve months after the date of termination, Desktop Metal consummates such acquisition proposal or enters into a definitive agreement for such acquisition proposal (which acquisition proposal is ultimately consummated).

Effect of Termination

        If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party willfully breaches the Merger Agreement. However, the confidentiality, trust account claims waiver, termination fee and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments

        The Merger Agreement may be amended, modified or supplemented by a duly authorized agreement in writing executed by the parties to the Merger Agreement. The approval of the Merger Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate the Merger Agreement in accordance with its terms or to cause such party to enter into an amendment to the Merger Agreement in accordance with its terms.

Specific Performance

        The parties to the Merger Agreement agree that they shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms of provisions thereof prior to valid termination of the Merger Agreement.

Stock Market Listing

        Application will be made by Trine to have the shares of Trine Class A common stock to be issued in the Business Combination approved for listing on the NYSE, which is the principal trading market for existing shares of Trine Class A common stock. It is a condition to both parties' obligation to complete the Business Combination that such approval is obtained, subject to official notice of issuance and the requirement to have a sufficient number of round lot holders.

Fees and Expenses

        Except with respect to all filing fees in connection with any filing under the HSR Act, 50% of which shall be borne by Desktop Metal and 50% of which will be borne by Trine, and certain other specified fees and expenses, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

OTHER AGREEMENTS

Sponsor Agreement

        In connection with the execution of the Merger Agreement, the Sponsor and Trine's officers and directors (collectively, the "Sponsor Agreement Parties") entered into the Sponsor Agreement with Trine and Desktop Metal, pursuant to which the Sponsor Agreement Parties have agreed to vote all shares of Trine common stock beneficially owned by such Sponsor Agreement Parties in favor of each of the proposals presented at the Special Meeting. The Sponsor Agreement also provides that the Sponsor Agreement Parties will not redeem any shares of Trine common stock owned by such persons in connection with the Business Combination.

        The Sponsor Agreement Parties have also agreed, subject to certain exceptions, not to transfer any (i) Founder Shares (or any shares of Trine common stock issuable upon conversion thereof) until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of Trine common stock equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Trine completes a liquidation, merger, capital stock exchange, reorganization or similar transaction that results in all of Trine's stockholders having the right to exchange their shares of common stock for cash, securities or other property (the "Founder Shares Lock-up Period") or (ii) private placement warrants (or any shares of Trine common stock issuable upon exercise thereof) until 30 days after the completion of the Business Combination (the "Private Placement Warrants Lock-up Period" and, together with the Founder Shares Lock-up Period, the "Lock-up Periods").

        The Sponsor Agreement also provides that all the Founder Shares owned by the Sponsor (and any shares of Trine common stock issuable upon conversion thereof) shall be unvested and shall be subject to certain time and performance-based vesting provisions described below. The Sponsor Agreement Parties have agreed, subject to exceptions, not to transfer any unvested Founder Shares prior to the date such securities become vested. Pursuant to the Sponsor Agreement, 75% of the unvested Founder Shares shall vest at the closing of the Business Combination. 25% of the unvested Founder Shares shall vest at such time as the Stock Price Level (as defined below) is achieved on or before the fifth anniversary of the closing of the Business Combination.

        In the event Trine enters into a binding agreement on or before the fifth anniversary of the closing of the Business Combination related to certain sale transactions involving the shares of Trine common stock or all or substantially all the assets of Trine (a "Trine Sale"), all unvested Founder Shares shall vest on the day prior to the closing of such Trine Sale if the per share price implied in such Trine Sale meets or exceeds the Stock Price Level.

        Any Founder Shares that remain unvested after the fifth anniversary of the closing of the Business Combination shall be forfeited. The "Stock Price Level" will be considered achieved only (a) when the volume weighted average price of Trine common stock on the NYSE is greater than or equal to $12.50 for any 20 trading days within a 30 trading day period or (b) the per share price implied in a Trine Sale is greater than or equal to $12.50.

        The Sponsor Agreement shall terminate on the earlier of (a) the consummation of a Trine Sale and (b) the later of (i) the earlier of (x) the achievement of a Stock Price Level on or before the fifth anniversary of the closing of the Business Combination and (y) the fifth anniversary of the closing of the Business Combination and (ii) the expiration of the Lock-up Periods.

Support Agreements

        In connection with the execution of the Merger Agreement, Trine and Merger Sub entered into the Support Agreements with the Supporting Desktop Metal Stockholders, which collectively hold Desktop Metal preferred stock and Desktop Metal common stock representing the majority of the voting power of Desktop Metal preferred stock and Desktop Metal common stock. Each Support Agreement provides, among other things, that on (or effective as of) the third business day following the date that the Consent Solicitation Statement (as defined in the Merger Agreement) is disseminated to Desktop Metal's stockholders, each Supporting Desktop Metal Stockholder will execute and deliver a written consent with respect to the outstanding shares of Desktop Metal common stock and Desktop Metal preferred stock held by such Supporting Desktop Metal Stockholder adopting the Merger Agreement and approving the Business Combination. If the Business Combination is no longer recommended by the Desktop Metal board of directors in accordance with the Merger Agreement, however, each Supporting Desktop Metal Stockholder would instead be required to vote a number of shares that would equal, when aggregated with the number of shares of Desktop Metal preferred stock and Desktop Metal common stock that all other Supporting Desktop Metal Stockholders are obligated to vote pursuant to the Support Agreements, 35% of the total number of shares of Desktop Metal common stock and Desktop Metal preferred stock on an as-converted basis and would be entitled, in its sole discretion, to vote its remaining shares in any manner. In addition, the Support Agreements prohibit the Supporting Desktop Metal Stockholders from engaging in activities that have the effect of soliciting an Acquisition Proposal (as defined in the Merger Agreement).

Subscription Agreements

        In connection with the execution of the Merger Agreement, Trine entered into subscription agreements (together with any subscription agreements to be entered into by Trine following the execution of the Merger Agreement, collectively, the "Subscription Agreements") with certain parties subscribing for shares of common stock (together with any parties entering into Subscription Agreements following the execution of the Merger Agreement, the "Subscribers") pursuant to which the Subscribers have agreed to purchase, and Trine has agreed to sell the Subscribers, an aggregate of 27,497,500 shares of common stock, for a purchase price of $10.00 per share and at an aggregate purchase price of $274,975,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Stockholders Agreement

        In connection with the execution of the Merger Agreement, Trine entered into the Stockholders Agreement with the Sponsor. Pursuant to the Stockholders Agreement, the Sponsor and its successors and any permitted transferees (as defined in the Stockholders Agreement) (collectively, the "Trine Stockholders") have (i) the right to nominate Leo Hindery, Jr. (the "Sponsor Director") to the board of the Post-Combination Company for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of common stock of the Post-Combination Company equal to or greater than 25% of the aggregate number of shares of common stock of the Post-Combination Company beneficially owned by the Trine Stockholders immediately following the closing of the Business Combination (the "Initial Sponsor Shares") and (ii) certain information rights for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of common stock of the Post-Combination Company equal to or greater than 25% of the Initial Sponsor Shares. The Stockholders Agreement will terminate with respect to the Sponsor at the time that it and its permitted transferees cease to collectively beneficially own, in the aggregate, a number of shares of common stock equal to or greater than 25% of the Initial Sponsor Shares.

Confidentiality and Lockup Agreement

        In connection with the execution of the Merger Agreement, certain Desktop Metal stockholders entered into the Confidentiality and Lockup Agreement. Pursuant to the Confidentiality and Lockup Agreement, such stockholders have agreed that they will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement). The Confidentiality and Lockup Agreement will become effective upon the consummation of the Business Combination.

Investors' Rights Agreement

        In connection with the execution of the Merger Agreement, Desktop Metal and certain preferred stockholders of Desktop Metal entered into the IRA Amendment. Pursuant to the terms of the Investors' Rights Agreement, as amended by the IRA Amendment, the current preferred stockholders of Desktop Metal will be prohibited, for a period of 180 days after the closing date of the Business Combination, from lending, offering, pledging, selling, contracting to sell, selling any option or contracting to purchase, purchasing any option or contracting to sell, granting any option, right, or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Class A common stock held immediately following the effective time of the Business Combination, or entering into any swap or other arrangement that transfers to another, in whole or in party, any of the economic consequences of ownership of such securities.

Registration Rights Agreement

        In connection with the execution of the Merger Agreement, Trine and certain stockholders of Desktop Metal and Trine entered into the Registration Rights Agreement, which will become effective upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, Trine agreed to file a shelf registration statement with respect to the registrable securities under the Registration Rights Agreement within 45 days of the closing of the Business Combination. Up to twice in any 12-month period, certain legacy Desktop Metal stockholders and legacy Trine stockholders may request to sell all or any portion of their registrable securities in an underwritten offering so long as the total offering price is reasonably expected to exceed $75,000,000. Trine also agreed to provide customary "piggyback" registration rights. The Registration Rights Agreement also provides that Trine will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion is a summary of the material U.S. federal income tax consequences of (i) the Business Combination to the U.S. Holders (as defined below) of Desktop Metal capital stock and (ii) the exercise by holders of Public Shares of their redemption rights in connection with the Business Combination. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated thereunder, judicial authority and administrative rulings, in each case effective as of the date hereof. These authorities are subject to change, possibly with retroactive effect, or different interpretations. Any such change could alter the tax consequences to the U.S. Holders of Desktop Metal capital stock and holders of Public Shares as described herein. The discussion below does not address any aspects of U.S. taxation other than U.S. federal income taxation, and as such does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences of the Business Combination or a redemption of Public Shares. This discussion does not address any tax considerations for holders of Founder Shares.

        This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Desktop Metal capital stock or Public Shares in light of their particular facts and circumstances. This discussion applies only to holders that hold their Desktop Metal capital stock or Public Shares, as applicable, as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of holders of Desktop Metal capital stock or Public Shares, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, this discussion does not apply to holders of Desktop Metal capital stock or Public Shares that are subject to special rules (including, without limitation, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; controlled foreign corporations; passive foreign investment companies; certain former citizens or former long-term residents of the United States; holders of Desktop Metal capital stock that are not U.S. Holders; U.S. Holders having a functional currency other than the U.S. dollar; holders who hold shares of Desktop Metal capital stock or Public Shares, as applicable, as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; holders who own (or are deemed to own) 5% or more of the outstanding stock of Desktop Metal; and holders who acquired (or will acquire) their shares of Desktop Metal capital stock or Public Shares, as applicable, through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan).

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Desktop Metal capital stock or of Public Shares that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or any other entity treated as a corporation for U.S. federal income tax purposes);

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or

    (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

        A "Non-U.S. Holder" means a beneficial owner of Public Shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

        If a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes holds shares of Desktop Metal capital stock or Public Shares, the tax treatment of a partner (or person treated as a partner) in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of Desktop Metal capital stock or Public Shares and the partners (and persons treated as partners) in a partnership holding shares of Desktop Metal capital stock or Public Shares should consult their tax advisors regarding the tax consequences to them of the Business Combination or a redemption of Public Shares, as applicable.

        ALL HOLDERS OF DESKTOP METAL CAPITAL STOCK OR PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION OR OF A REDEMPTION OF PUBLIC SHARES, AS APPLICABLE, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Material Tax Consequences of the Business Combination to U.S. Holders of Desktop Metal Capital Stock

        The obligation of Desktop Metal to consummate the Business Combination is conditioned upon its receipt of an opinion dated as of the closing of the Business Combination, to the effect that the Business Combination will qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code. Desktop Metal will receive an opinion from its counsel, Latham & Watkins LLP, or, in the event that Latham & Watkins LLP is unable or unwilling to deliver such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Trine, will provide the opinion.

        The opinion of counsel will be based on customary assumptions and on representations, warranties and covenants of officers of Trine and Desktop Metal and any of their respective affiliates and representatives, as appropriate. If any of the assumptions, representations, warranties or covenants is incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected, and the tax consequences of the Business Combination could differ materially from those described below.

        An opinion of counsel represents counsel's best legal judgment but is not binding on the Internal Revenue Service ("IRS") or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. In addition, neither Trine nor Desktop Metal intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Business Combination. Accordingly, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the treatment of the Business Combination described above. If the IRS were to successfully challenge the treatment of the Business Combination described above, the tax consequences could differ materially from those described below. In addition, if any of the representations or assumptions upon which such opinion is based is inconsistent with actual facts, the U.S. federal income tax consequences of the Business Combination could be adversely affected.

        Subject to the qualifications, assumptions and limitations set forth herein and the U.S. federal income tax opinion filed herewith, this discussion under the heading "Material Tax Consequences of the

Business Combination to U.S. Holders of Desktop Metal Capital Stock" represents the opinion of Latham & Watkins LLP, counsel to Desktop Metal, with respect to the material U.S. federal income tax consequences of the Business Combination to U.S. Holders.

Exchange of Desktop Metal Capital Stock for Trine Capital Stock

        Subject to the discussions below relating to the receipt of cash in lieu of fractional shares, a U.S. Holder generally will not recognize any gain or loss upon the receipt of shares of Trine capital stock in the Business Combination. The U.S. Holder's aggregate tax basis in Trine capital stock received in the Business Combination (including any fractional share deemed received and sold as described below) generally will be equal to the aggregate tax basis of the shares of Desktop Metal capital stock surrendered. The U.S. Holder's holding period for shares of Trine capital stock received in the Business Combination (including any fractional share deemed received and sold as described below) generally will include such holder's holding period for its shares of Desktop Metal capital stock surrendered therefor.

        If a U.S. Holder has acquired different blocks of Desktop Metal capital stock at different times or at different prices, then such holder's tax basis and holding period in shares of Trine capital stock received in the Business Combination generally will be determined with reference to each block of Desktop Metal capital stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of Trine capital stock received in the Business Combination.

Cash in Lieu of Fractional Shares

        A U.S. Holder that receives cash in lieu of a fractional share of Trine capital stock generally will be treated as having received such fractional share in the Business Combination and then as having sold such fractional share for cash. Such U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share of Trine capital stock and the tax basis allocated to such fractional share of Trine capital stock. Such gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the holding period for such fractional share (including the holding period of the Desktop Metal capital stock surrendered therefor) is more than one year as of the closing date of the Business Combination. Long-term capital gains of non-corporate U.S. Holders currently are generally eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Perfection of Appraisal Rights

        The above discussion does not apply to U.S. Holders of Desktop Metal capital stock who properly perfect appraisal rights. A U.S. Holder of Desktop Metal capital stock who perfects appraisal rights with respect to such U.S. Holder's stock generally will recognize capital gain or loss equal to the difference between the amount of cash paid in exchange for such stock and such U.S. Holder's tax basis in such stock, except that a portion of the cash paid may be taxable as interest.

Material Tax Consequences of a Redemption of Public Shares

Tax Consequences for U.S. Holders

        The discussion below applies to you if you are a "U.S. Holder" (as defined above) of Public Shares that exercises the redemption rights described above under "Trine's Special Meeting of Stockholders—Redemption Rights" with respect to your Public Shares.

Treatment of Redemption

        The treatment of a redemption of your Public Shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, you will recognize gain or loss as described below under "—Gain or Loss on Redemptions Treated as a Sale of Public Shares" below. If the redemption does not qualify as a sale of Public Shares, you will be treated as receiving a corporate distribution subject to tax as described below under "—Taxation of Redemptions Treated as Distributions". Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Public Shares treated as held by you (including Public Shares constructively held by you as a result of owning Trine publicly traded warrants) relative to all of the Public Shares outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a corporate distribution) if the redemption (i) results in a "complete termination" of your interest in Trine, (ii) is "not essentially equivalent to a dividend" with respect to you or (iii) is a "substantially disproportionate redemption" with respect to you. These tests are explained more fully below.

        In determining whether any of the foregoing tests are satisfied, you must take into account not only Public Shares actually owned by you, but also Public Shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as Trine publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of Public Shares actually and constructively owned by you are redeemed or (ii) all of the Public Shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Public Shares will not be essentially equivalent to a dividend if your redemption results in a "meaningful reduction" of your proportionate interest in Trine. Whether the redemption will result in a meaningful reduction in your proportionate interest in Trine will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a "meaningful reduction". In order to meet the "substantially disproportionate" test, the percentage of outstanding Public Shares actually and constructively owned by you immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding Public Shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

        If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under "—Taxation of Redemptions Treated as Distributions" below. After the application of those rules, any remaining tax basis you have in the redeemed Public Shares will be added to your adjusted tax basis in your remaining Public Shares, or, if you have none, to your adjusted tax basis in Trine publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

        If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from Trine. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of Trine's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under "—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares".

        If you are a corporate U.S. Holder, dividends paid by Trine to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

        If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex-dividend date (see "—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares" below).

Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares

        If a redemption of your Public Shares qualifies as a sale or exchange of Public Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Public Shares so redeemed.

        Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Public Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

        Certain information reporting requirements may apply to each U.S. Holder that is a "significant holder" of Public Shares. A "significant holder" is a beneficial owner of Public Shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Public Shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

        The discussion below applies to you if you are a "Non-U.S. Holder" (as defined above) of Public Shares that exercises the redemption rights described above under "Trine's Special Meeting of Stockholders—Redemption Rights" with respect to your Public Shares.

Treatment of Redemption

        If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder's Public Shares, as described above under "Tax Consequences for U.S. Holders—Treatment of Redemption".

        Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Public Shares will be treated as a distribution, or as a sale or exchange, under the Code.

Taxation of Redemptions Treated as Distributions

        If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from Trine, which distribution will be treated as a dividend to the extent the distribution is paid out of Trine's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

        Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under "—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares" below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares

        If the redemption of your Public Shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

  •
  such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

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  you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

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  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Public Shares, and, in the case where our Public Shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our Public Shares at any time within the shorter of the five-year period or your holding period for our Public Shares. We do not believe that we are or have been a U.S. real property holding corporation.

        All holders of Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Information Reporting and Backup Withholding

        Proceeds received in connection with the Business Combination or a redemption of Public Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

        NOTHING IN THE FOREGOING SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT TO HOLDERS OF DESKTOP METAL CAPITAL STOCK OR PUBLIC SHARES. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, A REDEMPTION OF PUBLIC SHARES AND ANY OTHER TRANSACTIONS CONSUMMATED IN CONNECTION THEREWITH AND THE OWNERSHIP AND DISPOSITION OF TRINE CAPITAL STOCK RECEIVED IN THE BUSINESS COMBINATION IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

COMPARISON OF STOCKHOLDERS' RIGHTS

General

        Desktop Metal is incorporated under the laws of the State of Delaware and the rights of Desktop Metal stockholders are governed by the laws of the State of Delaware, including the DGCL, Desktop Metal's charter and Desktop Metal's bylaws. As a result of the Business Combination, Desktop Metal stockholders who receive shares of Post-Combination Company Class A common stock will become Post-Combination Company stockholders. The Post-Combination Company is incorporated under the laws of the State of Delaware and the rights of Post-Combination Company stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Post-Combination Company's bylaws. Thus, following the Business Combination, the rights of Desktop Metal stockholders who become Post-Combination Company stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by Desktop Metal's charter and Desktop Metal's bylaws and instead will be governed by the Proposed Charter and the Post-Combination Company's bylaws.

Comparison of Stockholders' Rights

        Set forth below is a summary comparison of material differences between the rights of Desktop Metal stockholders under Desktop Metal's charter and Desktop Metal's bylaws (left column), and the rights of Post-Combination Company stockholders under forms of the Proposed Charter and the Post-Combination Company's bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company's governing documents. This summary is qualified in its entirety by reference to the full text of Desktop Metal's charter and Desktop Metal's bylaws, and forms of the Proposed Charter, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B, and the Post-Combination Company's bylaws, which is attached to Amendment No. 1 to the Merger Agreement as Exhibit A, as well as the relevant provisions of the DGCL.

Desktop Metal	Post-Combination Company
Authorized Capital Stock
Desktop Metal common stock.    Desktop Metal is currently authorized to issue 156,000,000 shares of common stock, par value $0.0001 per share. As of October 30, 2020, there were 31,797,295 shares of Desktop Metal common stock outstanding.
Desktop Metal preferred stock. Desktop Metal is currently authorized to issue 100,038,109 shares of preferred stock, par value $0.0001 per share; of such authorized and unissued shares of preferred stock, Desktop Metal created (i) a series of preferred stock designated as Series A Preferred Stock and is currently authorized to issue 26,189,545 shares of such Series A Preferred Stock, (ii) a series of preferred stock designated as Series B Preferred Stock and is currently authorized to issue 23,675,035 shares of such Series B Preferred Stock, (iii) a series of preferred stock designated as Series C Preferred Stock and is currently authorized to issue 13,152,896 shares of such Series C Preferred Stock, (iv) a series of preferred stock designated as Series D Preferred Stock and is currently authorized to issue 21,075,193 shares of such Series D Preferred Stock, (v) a series of preferred stock designated as Series E Preferred Stock and is currently authorized to issue 13,450,703 shares of such Series E Preferred Stock, and (vi) a series of preferred stock designated as Series E-1 Preferred Stock and is currently authorized to issue 2,494,737 shares of such Series E-1 Preferred Stock. As of October 30, 2020, there were 100,038,109 shares of Desktop Metal preferred stock outstanding.	Post-Combination Company Class A common stock. The Post-Combination Company will be authorized to issue 501,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of Class A common stock, par value $0.0001 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share. As of October 30, 2020, we expect there will be shares of Post-Combination Company Class A common stock outstanding following consummation of the Business Combination.
Post-Combination Company preferred stock.    Following consummation of the Business Combination, the Post-Combination Company is not expected to have any preferred stock outstanding.

Conversion
There are no conversion rights relating to shares of Desktop Metal common stock.	There are no conversion rights relating to the Post-Combination Company Class A common stock.

At any time, each holder of Desktop Metal preferred stock shall have the right, at such holder's option and by delivery of written notice to Desktop Metal, to convert any or all of such holder's shares of preferred stock into shares of common stock at the then effective conversion rate. Each share of Desktop Metal preferred stock is currently convertible into one share of Desktop Metal common stock.
The Post-Combination Company board of directors is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of the Post-Combination Company at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.

Desktop Metal	Post-Combination Company
In the event of (i) a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Desktop Metal's common stock for an aggregate public offering price of not less than $50,000,000, or (ii) the vote or written consent of a majority of the voting power of the preferred stock, each share of preferred stock then outstanding will automatically convert, without any action on the part of any holder thereof, into shares of common stock at the then effective conversion rate.
Number and Qualification of Directors

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the Desktop Metal board of directors shall be determined from time to time by the stockholders or the board of directors. Directors need not be stockholders.
Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitutes the Post-Combination Company board of directors shall be determined from time to time by the board of directors. Directors need not be stockholders.
Structure of Board; Election of Directors
The composition of the Desktop Metal board of directors is set forth in the Desktop Metal voting agreement. Each party to the Desktop Metal voting agreement agrees to vote in a manner as may be necessary to elect (and maintain in office) as members of the Desktop Metal board of directors the following individuals:

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One designee of New Enterprise Associate 15, L.P.

•

One designee of KPCB Holdings, Inc., as nominee

•

One designee of Lux Ventures IV, L.P.

•

One designee of GV 2016, L.P.

•

The chief executive officer of Desktop Metal

•

One designee chosen by holders of a majority of the outstanding shares of Desktop Metal common stock

•

One designee holders by holders of a majority of the outstanding shares of Desktop Metal common stock and preferred stock voting together

•

One designee of Ford Motor Company; and

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One designee of Koch Disruptive Technologies, LLC

Following the Business Combination, the members of the Post-Combination Company board of directors will be as elected by the holders of Trine common stock at the Special Meeting pursuant to the Director Election Proposal.

Pursuant to the Stockholders Agreement, Trine will have the right to nominate Leo Hindery, Jr. as a member of the Post-Combination Company board of directors for so long as the Trine Stockholders beneficially own, in the aggregate, a number of shares of common stock equal to or greater than 25% of the aggregate number of shares of common stock beneficially owned by the Trine Stockholders immediately following the closing of the Business Combination.

Post-Combination Company stockholders shall elect directors, each of whom shall hold office for an initial term ending in either 2021, 2022 or 2023, and thereafter for a term of three years or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect

Desktop Metal	Post-Combination Company
The stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director's earlier death, resignation, disqualification or removal. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. Subject to the rights of holders of any series of preferred stock to elect directors, any vacancy on the board of directors may be filled by the board of directors.	directors. Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.
Removal of Directors

Any director or the entire Desktop Metal board of directors may be removed, with or without cause, by the holders of a majority of the voting power of outstanding shares of capital stock entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.
Subject to the Stockholders Agreement and the rights of holders of any series of preferred stock to elect directors, any director may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding shares of capital stock of the Post-Combination Company entitled to vote in the election of directors, voting together as a single class. However, currently and for so long as the persons who are Stockholder Parties under the Stockholders Agreement own at least 25% of the shares owned by the Stockholder Parties under the Stockholders Agreement immediately after Closing, the Sponsor Designee under the Stockholders Agreement may only be removed with the consent of the Stockholder Parties under the Stockholders Agreement.
Voting

Each share of common stock is entitled to one vote on all matter submitted to a vote of stockholders, except in the case of certain approvals which only require the vote of the holders of preferred stock.

The holders of preferred stock shall be entitled to vote with the holders of common stock on all matters submitted for a vote of the holders of common stock. Each share of preferred stock is entitled to a number of votes equal to the number of shares of common stock into which each such share of preferred stock is then convertible, as calculated at the then effective conversion rate at the time of the related record date. Each share of preferred stock is currently convertible into one share of common stock.

Each share of Post-Combination Company Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders.

Desktop Metal	Post-Combination Company
Except for the election of directors, any matter presented to the stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast by the holders of all shares of stock of Desktop Metal which are present in person or by proxy and voting affirmatively or negatively thereon.

Desktop Metal may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of preferred stock, take any of the following actions: (i) liquidate, dissolve or wind-up the business and affairs of Desktop Metal, effect any merger or consolidation or any other Deemed Liquidation Event (as defined in Desktop Metal's charter), or consent to any of the foregoing or enter into any agreement to effect any of the foregoing; (ii) amend, alter or repeal any provision of Desktop Metal's charter or Desktop Metal's bylaws; (iii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to each series of preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Desktop Metal, the payment of dividends and rights of redemption, or increase the authorized number of shares of preferred stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to each series of preferred stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Desktop Metal, the payment of dividends and rights of redemption; (iv) (a) reclassify, alter or amend any existing security of Desktop Metal that is pari passu with any series of preferred stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Desktop Metal, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any series of Preferred Stock in respect of any such right, preference or privilege, or (b) reclassify, alter or amend any existing security of Desktop Metal that is junior to any series of preferred stock in respect of the distribution of assets on the liquidation, dissolution or winding up of Desktop Metal, the payment of dividends or rights of redemption, if such reclassification, alteration

Desktop Metal	Post-Combination Company
or amendment would render such other security senior to or pari passu with any series of preferred stock in respect of any such right, preference or privilege; (v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of Desktop Metal other than (a) redemptions of or dividends or distributions on the preferred stock as expressly authorized in Desktop Metal's charter, (b) dividends or other distributions payable on the common stock solely in the form of additional shares of common stock and (c) repurchases of common stock from former employees, officers, directors, consultants or other persons who performed services for Desktop Metal or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price thereof (as appropriately adjusted in the event of any stock dividend, stock split, combination or other similar recapitalization) or the then-current fair market value thereof pursuant to stock restriction agreements approved by the board of directors (including the approval of a majority of the Preferred Directors); (vi) increase or decrease the authorized number of shares of common stock, preferred stock or any series of the foregoing; (vii) incur or guarantee indebtedness for borrowed money in an aggregate amount, at any one time outstanding, exceeding $500,000 unless approved by the board of directors (including the approval of a majority of the Preferred Directors); (viii) effect, or enter into any agreement regarding, a material asset transfer if the aggregate value of such transfer (together with any related transfers) would exceed $500,000 or the exclusive license of intellectual property outside the ordinary course of business; (ix) increase or decrease the authorized number of directors constituting the board of directors; (x) increase the number of shares of common stock reserved for issuance as of immediately following the Series E Original Issue Date under the Corporation's 2015 Stock Incentive Plan, as may be amended from time to time, or any other plan, agreement, or other arrangement pursuant to which stock, options or other rights to purchase stock may be issued or issuable for equity compensation purposes to directors, officers, employees, advisors, consultants or other service providers of Desktop Metal or its subsidiaries;

Desktop Metal	Post-Combination Company
(xi) enter into any transaction with one or more related persons (as described in Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended) unless approved by the board of directors (including the approval of a majority of the disinterested directors); (xii) effect, or enter into any agreement regarding the acquisition of capital stock or other equity in, or of all or substantially all of the assets of, another entity; or (xiii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by Desktop Metal, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Desktop Metal, or permit any direct or indirect subsidiary of Desktop Metal to issue any capital stock or sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or a series of related transactions) all or substantially all of the assets of such subsidiary.

Desktop Metal may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series D Preferred Stock, alter or change the powers, preferences, or special rights of the shares of Series D Preferred Stock so as to affect them adversely.

Desktop Metal may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of Series E Preferred Stock and Series E-1 Preferred Stock, voting together as a single class on an as-converted basis take any of the following actions: (i) alter or change the powers, preferences, or special rights of the shares of Series E Preferred Stock or Series E-1 Preferred Stock so as to affect them adversely; or (ii) increase the authorized number of, or issue any shares of, Series E Preferred Stock or Series E-1 Preferred Stock, other than the 13,450,703 shares of Series E Preferred Stock and 2,494,737 shares of Series E-1 Preferred Stock shares to be issued pursuant to the Series E and Series E-1 Preferred Stock Purchase Agreement, dated as of January 14, 2019, by and between Desktop Metal and the signatories thereto.

Desktop Metal	Post-Combination Company
Supermajority Voting Provisions
Not applicable.
The board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting entitled to vote at an election of directors.

The adoption, amendment or repeal of the Post-Combination Company's bylaws of by the stockholders shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors.

The following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and Article X.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in Desktop Metal's charter; however, Desktop Metal's charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.
Vacancies on the Board of Directors

Unless otherwise provided by law or Desktop Metal's charter, any newly created directorship or any vacancy occurring in the Desktop Metal board of directors for any cause may be filled by a majority of the remaining members of the board of directors, even if such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.
Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director; provided, however, in the event that a vacancy on the board of directors is created at any time by the death, retirement, disability, removal or resignation of the Sponsor Designee under the Stockholders Agreement, the rights of the Stockholder Parties under Article II of the Stockholders Agreement automatically terminate.

Desktop Metal	Post-Combination Company
Special Meeting of the Board of Directors

Special meetings of the board of directors may be called by the Chairman of the board of directors, the Chief Executive Officer, the President, two or more members of the board of directors or a single member of the board of directors (in the event there is only a single director in office).
The Post-Combination Company's bylaws provide that special meetings of the Post-Combination Company board of directors may be called by the chairman of the Post-Combination Company board of directors, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the board of directors.
Amendment to Certificate of Incorporation

Under Delaware law, an amendment to a charter generally requires the approval of Desktop Metal's board of directors and a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class. In addition, in accordance with Desktop Metal's charter, (i) a majority of the voting power of the preferred stock shall be required for any amendment of Desktop Metal's charter, (ii) a majority of the Series D Preferred Stock shall be required for amendments that alter or change the powers, preferences, or special rights of the shares of Series D Preferred Stock so as to affect them adversely, and (iii) a majority of the Series E Preferred Stock and Series E-1 Preferred Stock, voting together as a single class on an as-converted basis, shall be required to alter or change the powers, preferences, or special rights of the shares of the Series E Preferred Stock or Series E-1 Preferred Stock so as to affect them adversely or to increase the authorized number of, or issue any shares of, Series E Preferred Stock or Series E-1 Preferred Stock.
The Proposed Charter provides that the following provisions in Proposed Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of Post-Combination Company's stock entitled to vote thereon, voting together as a single class: (i) Article IV of the Proposed Charter relating to the Post-Combination Company's capital stock; (ii) Article V of the Proposed Charter relating to the board of directors; (iii) Article VI of the Proposed Charter relating to relating to stockholder actions by written consent and annual and special stockholder meetings; (iv) Article VII of the Proposed Charter relating to limitation of director liability; (v) Article VIII of the Proposed Charter relating to indemnification; (vi) Article IX of the Proposed Charter relating to forum selection and (vii) Article X of the Proposed Charter relating to the amendment of the Proposed Charter.

For any other amendment, the Proposed Charter applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Amendment of Bylaws

Desktop Metal's board of directors, acting by majority vote, is expressly authorized to make, alter, amend or repeal Desktop Metal's bylaws, subject to the approval of a majority of the voting power of the preferred stock.
The Proposed Charter provides that the board of directors is expressly authorized to adopt, amend or repeal the Post-Combination Company's bylaws. In addition, the Post-Combination Company adopt, amend or repeal any bylaw with the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power all the then outstanding shares of Post-Combination Company's stock entitled to vote thereon.

Desktop Metal	Post-Combination Company
Quorum

Board of Directors.    At all meetings of the Desktop Metal board of directors, the greater of (i) a majority of the directors at any time in office and (ii) one-third the number of directors fixed pursuant to Section 2.2 of Desktop Metal's bylaws shall constitute a quorum for the transaction of business.

Stockholders.    The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or Desktop Metal's charter, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter.

Board of Directors.    At all meetings of Post-Combination Company's board of directors, a majority of the directors will constitute a quorum for the transaction of business.

Stockholders.    The holders of record of a majority of the voting power of the Post-Combination Company's capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitute a quorum at all meetings of Post-Combination Company stockholders for the transaction of business.

Stockholder Action by Written Consent

Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Desktop Metal.
Except with respect to the rights of any preferred stock provide in a certificate of designation from time to time, the Proposed Charter provides that any action required or permitted to be taken by the stockholders of the Post-Combination Company must be effected at any annual or special meeting of stockholders may not be taken by written consent in lieu of a meeting.
Special Stockholder Meetings

A special meeting of Desktop Metal's stockholders may be called at any time by the chairman of the board of directors, the board of directors, the chief executive officer or the president, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
The Proposed Charter provides that special meetings of stockholders for any purpose or purposes may be called at any time only by or at the direction of the board of directors, the chairperson of the board of directors, the chief executive officer or the president.

Desktop Metal	Post-Combination Company
Notice of Stockholder Meetings

Notice stating the place, if any, date and hour of each meeting of Desktop Metal's stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in case of a special meeting, the purpose or purposes for which the meeting is called will, unless otherwise provided by law or Desktop Metal's governing documents, be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The holders of the shares of preferred stock shall be entitled to receive notice of all stockholders' meetings (or advance notice of any action by written consent) in accordance with Desktop Metal's governing documents as if the holders of preferred stock were holders of common stock.

Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of the Post-Combination Company to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the charter or the bylaws, notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

Any proper business, including the election of directors, may be transacted at the annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in Post-Combination Company's notice of meeting (or any supplement thereto) delivered pursuant to the Post-Combination Company's bylaws, (ii) properly brought before the annual meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the annual meeting by any stockholder of the Post-Combination Company who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Post-Combination Company's bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of the Post-Combination Company.

Desktop Metal	Post-Combination Company
The stockholder must (i) give timely notice thereof in proper written form to the Secretary of the Post-Combination Company, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder's notice must be received by the Secretary at the principal executive offices of the Post-Combination Company not less than ninety (90) or more than one-hundred twenty (120) days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder's notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Post-Combination Company's bylaws.
Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the Desktop Metal board of directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Desktop Metal's notice of such special meeting, may be made (i) as provided by or at the direction of the board of directors or (ii) by any stockholder of Desktop Metal (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in Desktop Metal's bylaws.
Nominations of persons for election to the Post-Combination Company board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in Post-Combination Company's notice of such special meeting, (i) as provided in the Stockholders Agreement, (ii) by or at the direction of the Post-Combination Company board of directors or (iii) by any stockholder of the Post-Combination Company who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of the Post-Combination Company.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder's notice to the Secretary must be received by the Secretary at the principal executive offices of the Post-Combination Company (i) in the case of an annual meeting, not later than the close of business not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year's annual meeting or, if the number of directors to be elected to the board of directors is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased board of directors is less than

Desktop Metal	Post-Combination Company
100 days prior to the meeting, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Post-Combination Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Post-Combination Company's bylaws.
Limitation of Liability of Directors and Officers

A director of Desktop Metal shall not be personally liable to Desktop Metal or its stockholders for monetary damages for breach of fiduciary duty owed to Desktop Metal and its stockholders. Neither the amendment nor appeal of this provision in Desktop Metal's charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of Desktop Metal existing at the time of such amendment, repeal, adoption or modification.
A director of the Post-Combination Company shall not be personally liable to Post-Combination Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended. The amendment, repeal or modification of this provision in Proposed Charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Post-Combination Company existing at the time of such amendment, repeal, adoption or modification.

Desktop Metal	Post-Combination Company
Indemnification of Directors, Officers, Employees and Agents

Desktop Metal shall indemnify any person for any proceeding (other than an action by or in the right of Desktop Metal) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Desktop Metal, or is or was serving, or has agreed to serve, at the request of Desktop Metal, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action, suit or proceeding and any appeal therefrom, if such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of Desktop Metal, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Post-Combination Company will indemnify any person for any proceeding by reason of being a director or officer of the Post-Combination Company or, while a director or officer, is or was serving at the request of the Post-Combination Company as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by Post-Combination Company's board of directors.

The right to indemnification covers all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by Post-Combination Company the expenses (including attorney's fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to Post-Combination Company of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

Desktop Metal	Post-Combination Company
Dividends, Distributions and Stock Repurchases

Dividends upon the capital stock of Desktop Metal, subject to the provisions of Desktop Metal's charter, may be declared by the board of directors at any regular or special meeting, and may be paid in cash, property or shares of capital stock of Desktop Metal.

If Desktop Metal's board of directors (or, in the event of a reorganization event, the board of directors of the relevant successor parent, as applicable) shall declare a dividend upon the then outstanding shares of common stock, Desktop Metal shall first declare and pay to each holder of outstanding shares of preferred stock a dividend or distribution, as the case may be, in respect of each share of preferred stock held by such holder. Following such payments to the holders of preferred stock, any additional dividends or distributions shall be distributed among all the holders of common stock and preferred stock, with the amount and kind of dividends or distributions as would be payable in respect of the number of shares of common stock issuable upon the conversion of a share of preferred stock assuming such share of preferred stock had been converted immediately prior to the record date.

Subject to the rights of the holders of Post-Combination Company preferred stock, and to the other provisions of the Proposed Charter, dividends and other distributions in cash, property or capital stock of the Post-Combination Company may be declared and paid ratably on the Class A common stock out of the assets of the Post-Combination Company which are legally available for this purpose at such times and in such amounts as the board of directors in its discretion shall determine.
Liquidation

Upon any liquidation, dissolution or winding up of Desktop Metal, after satisfaction of all liabilities and obligations to creditors of Desktop Metal and before any distribution or payment is made to holders of Desktop Metal common stock, each holder of Desktop Metal preferred stock shall be entitled to receive, out of the assets of Desktop Metal or proceeds thereof, the greater of (i) the original issue price per share plus any dividends declared but unpaid thereon or (ii) the amount of cash and the fair market value of any securities or other property that the holder would have received in respect of each share of preferred stock held by such holder if such holder had, immediately prior to such liquidation, converted its shares of Desktop Metal preferred stock into shares of Desktop Metal common stock pursuant to Desktop Metal's charter. After such distributions and payments made to the holders of Desktop Metal preferred stock, each holder of Desktop Metal common stock shall be entitled to receive their pro rata portion of the remainder of the assets of Desktop Metal or proceeds thereof available for distribution.
The Proposed Charter provides that, in the event of any liquidation, dissolution or winding up of the Post-Combination Company, the holders of shares of Post-Combination Company Class A common stock are entitled to receive, subject to the preferential rights as to distributions upon such liquidation event of each of the creditors of the Post-Combination Company and the holders of all classes or series of stock at the time outstanding, their ratable and proportionate share of the remaining assets of the Post-Combination Company.

Desktop Metal	Post-Combination Company
Stockholder Rights Plan
While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.	While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.
Desktop Metal does not have a stockholder rights plan currently in effect, but under the DGCL, Desktop Metal's board of directors could adopt such a plan without stockholder approval.
The Post-Combination Company does not have a stockholder rights plan currently in effect, but under the DGCL, the Post-Combination Company's board of directors could adopt such a plan without stockholder approval.
Preemptive Rights

Desktop Metal's charter and Desktop Metal's bylaws do not provide holders of Desktop Metal common stock and/or preferred stock with preemptive rights. Thus, as a general matter, if additional shares of Desktop Metal capital stock are issued, the current holders of Desktop Metal capital stock will own a proportionately smaller interest in a larger number of outstanding shares of Desktop Metal capital stock to the extent that they do not participate in the additional issuance. However, stockholders that are party to the Desktop Metal investors' rights agreement are entitled to certain preemptive rights as provided therein.	There are no preemptive rights relating to shares of Post-Combination Company common stock.
Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing Desktop Metal's affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.
Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing Post-Combination Company's affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

Desktop Metal's board of directors may exercise all such powers of Desktop Metal and do all such lawful acts and things as are not by statute or Desktop Metal's charter or bylaws directed or required to be exercised or done solely by the stockholders.
The Post-Combination Company's board of directors may exercise all such authority and powers of the Post-Combination Company and do all such lawful acts and things as are not by statute or the Proposed Charter directed or required to be exercised or done solely by the stockholders.

Desktop Metal	Post-Combination Company
Inspection of Books and Records; Stockholder Lists

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from Desktop Metal's stock ledger, a list of its stockholders and its other books and records.
Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from the Post-Combination Company's stock ledger, a list of its stockholders and its other books and records.

Voting List. Desktop Metal will prepare and make available, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.
Voting List. The Post-Combination Company will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of the Post-Combination Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present.
Choice of Forum

Desktop Metal's charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action or proceeding brought on behalf of Desktop Metal, (ii) any claim of breach of a fiduciary duty owed by any of Desktop Metal's directors, officers or employees to Desktop Metal or its stockholders, (iii) any claim arising pursuant to any provision of its charter, bylaws or the DGCL, or (iv) any claim governed by the internal affairs doctrine.
The Proposed Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of the Post-Combination Company, (ii) any claim of breach of a fiduciary duty owed by any of Post-Combination Company's directors, officers, stockholders or employees, (iii) any claim against the Post-Combination Company arising under its charter, bylaws or the DGCL or (iv) any claim against the Post-Combination Company governed by the internal affairs doctrine. The Proposed Charter designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

 DESCRIPTION OF CAPITAL STOCK OF THE POST-COMBINATION COMPANY

        As a result of the Business Combination, Desktop Metal stockholders who receive shares of Post-Combination Company Class A common stock in the Business Combination will become Post-Combination Company stockholders. Your rights as a Post-Combination Company stockholder will be governed by Delaware law, the Proposed Charter and the Post-Combination Company's bylaws. The following description of the material terms of the Post-Combination Company's capital stock, including the Class A common stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Proposed Charter and form of the Post-Combination Company's bylaws carefully and in their entirety because they describe your rights as a holder of shares of Post-Combination Company Class A common stock.

        In connection with the Business Combination, the Post-Combination Company will amend and restate its charter and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, the Proposed Charter and the Post-Combination Company's bylaws, each of which will be in effect upon the consummation of the Business Combination, the forms of which are attached as Annex B to this proxy statement/consent solicitation statement/prospectus and Exhibit A to Amendment No. 1 to the Merger Agreement, respectively.

        The Post-Combination Company's purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the Business Combination, the Post-Combination Company's authorized capital stock will consist of 500,000,000 shares of Class A common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock will be issued or outstanding immediately after the Business Combination. Unless the Post-Combination Company's board of directors determines otherwise, the Post-Combination Company will issue all shares of its capital stock in uncertificated form.

Common Stock

        Holders of shares of Post-Combination Company Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Class A common stock will not have cumulative voting rights in the election of directors.

        Upon the Post-Combination Company's liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of preferred stock having liquidation preferences, if any, the holders of Class A common stock will be entitled to receive pro rata the Post-Combination Company's remaining assets available for distribution. Holders of Post-Combination Company Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. All shares of Post-Combination Company Class A common stock that will be outstanding at the time of the completion of the Business Combination will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of the Class A common stock will be subject to those of the holders of any shares of Post-Combination Company preferred stock that the board of directors may authorize and issue in the future.

        As of October 30, 2020, Trine had 30,015,000 shares of Class A common stock and 7,503,750 shares of Class B common stock issued and outstanding and six holders of record of common stock. After giving effect to the Business Combination, we expect the Post-Combination Company will have approximately                shares of common stock outstanding.

Preferred Stock

        Upon the consummation of the Business Combination and pursuant to the Proposed Charter that will become effective at or the consummation of the Business Combination, the total of the Post-Combination Company authorized shares of preferred stock will be 1,000,000 shares. Upon the consummation of the Business Combination, we will have no shares of preferred stock outstanding.

        Under the terms of the Proposed Charter, the Post-Combination Company's board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

        The purpose of authorizing the Post-Combination Company's board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Class A common stock.

Dividends

        Declaration and payment of any dividend will be subject to the discretion of the Post-Combination Company's board of directors. The time and amount of dividends will be dependent upon, among other things, the Post-Combination Company's business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations the Post-Combination Company's board of directors may regard as relevant.

        The Post-Combination Company currently intends to retain all available funds and any future earnings to fund the development and growth of the business, and therefore does not anticipate declaring or paying any cash dividends on Class A common stock in the foreseeable future.

Anti-Takeover Provisions

        The Proposed Charter and the Post-Combination Company's bylaws, as they will be in at the consummation of the Business Combination, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Post-Combination Company's board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give the Post-Combination Company's board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

        The authorized but unissued shares of Post-Combination Company common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

        The Proposed Charter provides that the Post-Combination Company's board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of the Post-Combination Company's board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Post-Combination Company's board of directors.

Stockholder Action; Special Meetings of Stockholders

        The Proposed Charter will provide that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of Post-Combination Company capital stock would not be able to amend the Post-Combination Company's bylaws or remove directors without holding a meeting of stockholders called in accordance with the Post-Combination Company's bylaws. Further, the Proposed Charter will provide that only the chairperson of Post-Combination Company's board of directors, a majority of the board of directors, the Chief Executive Officer of the Corporation or the President of the Corporation may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Post-Combination Company capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        In addition, the Post-Combination Company's bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be "properly brought" before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of the Post-Combination Company's board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Post-Combination Company's bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by the Post-Combination Company's bylaws. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the Post-Combination Company's principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, "Timely Notice").

        Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Post-Combination Company's board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Post-Combination Company's secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws

        Upon consummation of the Business Combination, the Post-Combination Company's bylaws may be amended or repealed by a majority vote of the Post-Combination Company's board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of Post-Combination Company's board of directors and at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of the Proposed Charter.

Limitations on Liability and Indemnification of Officers and Directors

        The Proposed Charter and Post-Combination Company's bylaws will provide indemnification and advancement of expenses for the Post-Combination Company's directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. The Post-Combination Company has entered into, or will enter into, indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter and the Post-Combination Company's bylaws will include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict the Post-Combination Company's rights and the rights of the Post-Combination Company's stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

        These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters' Rights of Appraisal and Payment

        Under the DGCL, with certain exceptions, the Post-Combination Company's stockholders will have appraisal rights in connection with a merger or consolidation of the Post-Combination Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

        Under the DGCL, any of the Post-Combination Company's stockholders may bring an action in the company's name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Post-Combination Company's shares at the time of the transaction to which the action relates.

Forum Selection

        The Proposed Charter will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (i) any derivative action brought by a stockholder on behalf of the Post-Combination Company, (ii) any claim of breach of a fiduciary duty owed by any of the Post-Combination Company's directors, officers, stockholders or employees, (iii) any claim against the Post-Combination Company arising under its charter, bylaws or the DGCL or (iv) any claim against the Post-Combination Company governed by the internal affairs doctrine. The Proposed Charter designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Transfer Agent and Registrar

        The transfer agent and registrar for the Class A common stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

        We have been approved to list the Class A common stock on the NYSE under the symbol "DM."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions—Post-Combination Company

Stockholders Agreement

        In connection with the execution of the Merger Agreement, Trine entered into a Stockholders Agreement with the Sponsor, which provides for certain rights, including director appointment and information rights. The Stockholders Agreement will become effective upon the consummation of the Business Combination. See "Other Agreements—Stockholders Agreement", which disclosure is incorporated herein by reference.

Registration Rights Agreement

        In connection with the execution of the Merger Agreement, Desktop Metal, Trine and certain stockholders of Desktop Metal and Trine entered into the Registration Rights Agreement, which provides certain registration rights for certain stockholders. The Registration Rights Agreement will become effective upon the consummation of the Business Combination. See "Other Agreements—Registration Rights Agreement", which disclosure is incorporated herein by reference.

Procedures with Respect to Review and Approval of Related Person Transactions

        The board of directors of Trine and Desktop Metal recognize the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Effective upon the consummation of the Business Combination, the Post-Combination Company's board of directors expects to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under the policy, the Post-Combination Company's legal department will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the legal department determines that a transaction or relationship is a related person transaction requiring compliance with the policy, the Post-Combination Company's general counsel will be required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. The audit committee will be required to review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of the Post-Combination Company's code of business conduct and ethics (which will also be put in place in connection with the Business Combination), and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee's approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the audit committee, subject to ratification of the transaction by the audit committee at the audit committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then, upon such recognition, the transaction will be presented to the audit committee for ratification at the audit committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. The Post-Combination Company's management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director will be permitted to participate in approval of a related person transaction for which he or she is a related person.

Certain Relationships and Related Person Transactions—Desktop Metal

Series D Preferred Stock Financing

        From June 2017 through June 2018, Desktop Metal sold an aggregate of 13,672,329 shares of its Series D preferred stock to related persons at a purchase price of $8.5656 per share. The following table summarizes purchases of Series D preferred stock from Desktop Metal by such related persons:

Name	Shares of Series D Preferred Stock	Total Purchase Price
GV 2017, L.P.(1)	1,751,190	$14,999,993
Jeffrey Immelt(2)	11,674	$99,995
KPCB Holdings, Inc., as nominee(3)	233,492	$1,999,999
Lux Ventures IV, L.P.(4)	1,167,460	$9,999,995
New Enterprise Associates 15, L.P.(5)	2,336,291	$20,011,734
The Northern Trust Company(6)	8,172,222	$69,999,985
Total	13,672,329	$117,111,701

(1)
Entities affiliated with GV 2017, L.P. currently hold more than 5% of Desktop Metal's capital stock.

(2)
Mr. Immelt is a director of Desktop Metal.

(3)
KPCB Holdings, Inc., as nominee currently hold more than 5% of Desktop Metal's capital stock.

(4)
Entities affiliated with Lux Ventures IV, L.P. currently hold more than 5% of Desktop Metal's capital stock.

(5)
Entities affiliated with New Enterprise Associates 15, L.P. currently hold more than 5% of Desktop Metal's capital stock.

(6)
Entities affiliated with The Northern Trust Company currently hold more than 5% of Desktop Metal's capital stock.

Series E and E-1 Preferred Stock Financing

        In January 2019, Desktop Metal sold an aggregate of 11,575,577 shares of its Series E preferred stock and 2,494,737 shares of Series E-1 preferred stock to related persons at a purchase price of

$10.0211 per share. The following table summarizes purchases of Series E preferred stock and Series E-1 preferred stock from Desktop Metal by such related persons:

Name	Shares of Series E Preferred Stock	Total Purchase Price
KDT Desktop Metal Holdings, LLC(1)	7,484,209	$75,000,007
KPCB Holdings, Inc., as nominee(2)	99,790	$1,000,006
Lux Co-Invest Opportunities, L.P.(3)	1,496,842	$15,000,003
New Enterprise Associates 15, L.P.(4)	1,496,842	$15,000,003
The Northern Trust Company(5)	997,894	$9,999,996
Total	11,575,577	$116,000,015

(1)
KDT Desktop Metal Holdings, LLC currently holds more than 5% of Desktop Metal's capital stock.

(2)
KPCB Holdings, Inc., as nominee currently hold more than 5% of Desktop Metal's common stock.

(3)
Entities affiliated with Lux Co-Invest Opportunities, L.P. currently hold more than 5% of Desktop Metal's capital stock.

(4)
Entities affiliated with New Enterprise Associates 15, L.P. currently hold more than 5% of Desktop Metal's capital stock.

(5)
Entities affiliated with The Northern Trust Company currently hold more than 5% of Desktop Metal's capital stock.

Name	Shares of Series E-1 Preferred Stock	Total Purchase Price
GV 2019, L.P.(1)	2,494,737	$25,000,008.95

(1)
Entities affiliated with GV 2019, L.P. currently hold more than 5% of Desktop Metal's capital stock.

Investors' Rights Agreement

        Desktop Metal is party to the Fourth Amended and Restated Investors' Rights Agreement, dated as of January 14, 2019, as amended, which provides, among other things, that certain holders of its capital stock, including (i) entities affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures, New Enterprise Associates and The Northern Trust Company, each of which currently hold more than 5% of Desktop Metal's capital stock, (ii) Ford Motor Company, which is affiliated with Desktop Metal director, Gary Johnson, and (iii) Jeffrey Immelt, a director of Desktop Metal, have the right to demand that Desktop Metal file a registration statement or request that their shares of Desktop Metal capital stock be covered by a registration statement that Desktop Metal is otherwise filing. Andy Wheeler, Byron Knight, Wen Hsieh, Bilal Zuberi and Dayna Grayson, each of whom are directors of Desktop Metal, are affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures and New Enterprise Associates, respectively. This agreement will terminate upon completion of the Business Combination.

Right of First Refusal

        Pursuant to certain of Desktop Metal's equity compensation plans and certain agreements with its stockholders, including the Fourth Amended and Restated Right of First Refusal and Co-sale Agreement, dated as of January 14, 2019 (the "ROFR Agreement"), Desktop Metal or its assignees have the right to purchase shares of Desktop Metal capital stock which stockholders propose to sell to other parties. Certain holders of Desktop Metal capital stock, including (i) entities affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures, New Enterprise Associates and The Northern Trust Company, each of which currently hold more than 5% of Desktop Metal's capital stock, (ii) Ford Motor Company, which is affiliated with Desktop Metal director, Gary Johnson, (iii) and Jeffrey Immelt, a director of Desktop Metal, have rights of first refusal and co-sale under the ROFR Agreement. Andy Wheeler, Byron Knight, Wen Hsieh, Bilal Zuberi and Dayna Grayson, each of whom are directors of Desktop Metal, are affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures and New Enterprise Associates, respectively. These rights will terminate upon completion of the Business Combination.

Voting Agreement

        Desktop Metal is a party to the Fourth Amended and Restated Voting Agreement, dated as of January 14, 2019, pursuant to which certain holders of its capital stock, including (i) entities affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures, New Enterprise Associates and The Northern Trust Company, each of which currently hold more than 5% of Desktop Metal's capital stock, (ii) Ford Motor Company, which is affiliated with Desktop Metal director, Gary Johnson, and (iii) Jeffrey Immelt and Ric Fulop, each of whom are directors of Desktop Metal, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Andy Wheeler, Byron Knight, Wen Hsieh, Bilal Zuberi and Dayna Grayson, each of whom are directors of Desktop Metal, are affiliated with Google Ventures, KDT Desktop Metal Holdings, Inc., KPCB Holdings, Inc., as nominee, Lux Ventures and New Enterprise Associates, respectively. This agreement will terminate upon completion of the Business Combination.

Warrants

        In August 2020, Desktop Metal issued a warrant to purchase up to 300,000 shares of Desktop Metal's common stock to KDT Desktop Metal Holdings, LLC, which currently holds more than 5% of Desktop Metal's capital stock, in exchange for technical research and development advisor services. Desktop Metal anticipates that the warrant will be cashlessly exercised for 200,151 shares of Desktop Metal's common stock in connection with the consummation of the Business Combination.

Option Repricing

        In July 2020, Desktop Metal's board of directors approved an offer to Desktop Metal employees to modify their unvested stock option awards to a strike price consummate with the recent third party stock valuation. No vested stock option awards were eligible for repricing. The repriced options are subject to a new four year vesting schedule with a vesting commencement date of September 1, 2020. Employees had the ability to opt out of the repricing of the unvested stock option grants by providing notice to Desktop Metal. Steve Billow, Meg Broderick and Elizabeth Linardos, each an executive officer of Desktop Metal, participated in the repricing.

Restricted Stock Unit Grant to Director Nominee

        In August 2020, Desktop Metal's board of directors approved a grant of 50,000 restricted stock units to Stephen Nigro in connection with his role as a consultant to Desktop Metal.

Director and Officer Indemnification

        Desktop Metal's charter and Desktop Metal's bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Desktop Metal has entered into indemnification agreements with each of its directors. Following the Business Combination, Desktop Metal expects that these agreements will be replaced with new indemnification agreements for each director and officer of the Post-Combination Company. For additional information, see "Comparison of Stockholders Rights—Indemnification of Directors, Officers, Employees and Agents" and "Description of Capital Stock of the Post-Combination Company—Limitations on Liability and Indemnification of Officers and Directors."

PIPE Investment

        In August 2020, Jeffrey Immelt, a director of Desktop Metal, entered into a Subscription Agreement with Trine to subscribe for 25,000 shares of Class A common stock at a purchase price of $250,000 pursuant to the PIPE Transaction.

Certain Relationships and Related Person Transactions—Trine

        In October 2018, the Initial Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. In November 2018, the Initial Sponsor transferred 25,000 Founder Shares to each of Ms. Linden and Messrs. Nathanson, Zuaiter, and Sander, Trine's independent directors. In February 2019, the Initial Sponsor assigned 8,525,000 Founder Shares to the Sponsor, and in February 2019 the Sponsor forfeited 1,437,500 Founder Shares. On March 14, 2019, Trine effected a 1.044 for 1 stock dividend for each share of Class B common stock outstanding, resulting in the Initial Stockholders holding an aggregate of 7,503,750 Founder Shares. Trine's independent directors retransferred an aggregate of 4,400 shares to the Sponsor. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of the Trine IPO. On March 29, 2019, the Underwriters exercised the over-allotment option in full and purchased 3,915,000 Over-Allotment Units and, as a result, no additional Founder Shares were forfeit resulting in 7,503,750 Founder Shares outstanding as of December 31, 2019. The Founder Shares will be worthless if Trine does not complete an initial business combination.

        The Sponsor purchased an aggregate of 8,503,000 private placement warrants at a price of $1.00 per warrant ($8,503,000 in the aggregate) in a private placement that occurred simultaneously with the closing of the Trine IPO. Each private placement warrant entitles the holder thereof to purchase one share of Trine's Class A common stock at a price of $11.50 per share. The private placement warrants (including the Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

        If any of Trine's officers or directors becomes aware of an initial business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. Trine's officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

        In October 2018, Trine agreed to pay our President a fee of $12,500 per month. From the time of the Trine IPO through January 31, 2020, one-half of the monthly fee accrued and was payable monthly and one-half of the monthly fee accrued and will become payable on the consummation of an initial business combination. From February 1, 2020, the entire monthly fee will accrue and become payable on the consummation of an initial business combination. As of June 30, 2020, Trine incurred $131,250 in fees related to the portion that became payable upon the closing of the Trine IPO. If Trine does not consummate an initial business combination, Trine will not be required to pay the contingent fees that will become payable on the consummation of the initial business combination. As of June 30, 2020, the amount of these contingent fees was $131,250. On August 26, 2020, the date of execution of the Merger Agreement, our President agreed to stop receiving a monthly fee from Trine.

        In November 2018, Trine agreed to pay our Chief Financial Officer, Pierre M. Henry, a fee of approximately $16,667 per month. In March 2019 such amount increased to $25,000 per month, which will be payable until the earlier of the consummation of an initial business combination or liquidation. For each of the three months ended June 30, 2020 and 2019, Trine incurred $75,000 in fees. For the six months ended June 30, 2020 and 2019, the Company incurred $150,000 and $129,167 in fees, respectively.

        Since the consummation of the Trine IPO, Trine pays an affiliate of the Sponsor a total of $35,000 per month for office space, utilities and secretarial and administrative support. Upon completion of an initial business combination or liquidation, Trine will cease paying these monthly fees. For each of the three months ended June 30, 2020 and 2019, Trine incurred $105,000 in fees for these services. For the six months ended June 30, 2020 and 2019, Trine incurred $210,000 and $122,500 in fees for these services, respectively. At June 30, 2020 and December 31, 2019, $175,828 and $103,330 of such fees are included in accounts payable and accrued expenses in the accompanying condensed balance sheets, respectively.

        No compensation of any kind, including any finder's fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by Trine to the Sponsor, officers and directors, or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is), except that Trine may pay HPS or the HPS Funds, entities affiliated with one of Trine's directors, fees in connection with potentially providing financing or other investments in connection with an initial business combination, which will not be made from the proceeds of the Trine IPO held in the trust account prior to the completion of an initial business combination. The amount of any fees Trine pay to HPS or the HPS Funds will be subject to the review of Trine's audit committee pursuant to the audit committee's policies and procedures relating to transactions that may present conflicts of interest. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Trine's behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Trine does not have a policy that prohibits the Sponsor, executive officers or directors, or any of their respective affiliates, from negotiating for the reimbursement of out-of-pocket expenses by a target business. Trine's audit committee reviews on a quarterly basis all payments that were made to the Sponsor, officers, directors or Trine or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Trine's behalf.

        On October 17, 2018, the Sponsor agreed to loan Trine an aggregate of up to $300,000 to cover expenses related to the Trine IPO pursuant to a promissory note (the "2018 Note"). The 2018 Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Trine IPO. The outstanding borrowings under the 2018 Note in the amount of $299,000 were repaid upon the consummation of the Trine IPO on March 19, 2019.

        In addition, on February 24, 2020, Trine issued a note in the principal amount of up to $1,500,000 to the Sponsor (the "2020 Note"). The 2020 Note bears no interest and is repayable in full upon consummation of an initial business combination. The Sponsor has the option to convert any unpaid balance of the 2020 Note into warrants equal to the principal amount of the 2020 Note so converted divided by $1.00. The terms of any such warrants will be identical to the terms of the private placement warrants. If Trine completes a business combination, it would repay such loaned amounts to the extent they are not converted into warrants. In the event that an initial business combination does not close, Trine may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Trine does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the trust account.

        After our initial business combination, members of Trine's management team who remain with Trine may be paid consulting, management or other fees from the Post-Combination Company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider an initial business combination, as applicable, as it will be up to the directors of the Post-Combination Company to determine executive and director compensation.

        Trine has entered into a registration rights agreement with respect to the private placement warrants, the warrants issuable upon conversion of working capital loans (if any) and the shares of Class A common stock issuable upon exercise of the foregoing and upon conversion of the Founder Shares.

 PRICE RANGE OF SECURITIES AND DIVIDENDS

        Trine's units, public warrants and Class A common stock are traded on the NYSE under the symbols TRNE.U, TRNE.WS and TRNE, respectively. The following table sets forth, for the periods indicated, the high and low sales prices for Trine's units, public warrants and Class A common stock and dividends declared per share of Class A common stock as reported on the NYSE.

        There is no established public trading market for Desktop Metal's common stock. The following table sets forth, for the periods indicated, dividends declared with respect to Desktop Metal's common stock. Desktop Metal's stockholders are urged to obtain current market quotations for Trine's Class A common stock and to carefully review the other information contained in this proxy statement/consent solicitation statement/prospectus, when considering whether to adopt the Merger Agreement and thereby approve the Business Combination and the other transactions contemplated thereby.

	Trine							Desktop Metal Common Stock
	TRNE.U Units		TRNE.WS Warrants		TRNE Class A Common Stock
Period	High	Low	High	Low	High	Low	Dividends Declared	Dividends Declared
2020:							$—	$—
Fourth Quarter*	$12.96	$11.00	$2.82	$1.45	$11.48	$10.16
Third Quarter	$14.90	$10.98	$4.01	$0.95	$12.99	$10.08
Second Quarter	$11.02	$10.15	$1.65	$0.43	$10.50	$9.84
First Quarter	$10.79	$9.38	$1.13	$0.35	$10.15	$9.40
2019:							—	—
Fourth Quarter	$10.50	$10.22	$0.95	$0.78	$10.00	$9.85
Third Quarter	$10.35	$10.05	$0.83	$0.64	$10.05	$9.70

*
Through October 30, 2020.

 EXPERTS

        The financial statements of Trine Acquisition Corp. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018 appearing in this proxy statement/consent solicitation statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/consent solicitation statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

        The financial statements of Desktop Metal, Inc. and its subsidiaries as of and for the years ended December 31, 2019 and 2018 included in this proxy statement/consent solicitation/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

 LEGAL MATTERS

        The legality of shares of Trine's Class A common stock offered by this proxy statement/consent solicitation statement/prospectus will be passed upon for Trine by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

 OTHER MATTERS

        As of the date of this proxy statement/consent solicitation statement/prospectus, the Trine Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/consent solicitation statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

APPRAISAL RIGHTS

        Under the DGCL, if a Desktop Metal stockholder does not wish to accept the merger consideration provided for in the Merger Agreement and does not consent to the adoption of the Merger Agreement and the Business Combination is consummated, such stockholder has the right to seek appraisal of his, her or its shares of Desktop Metal common stock and/or preferred stock and to receive payment in cash for the fair value of his, her or its shares of Desktop Metal common stock and/or preferred stock exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Desktop Metal common stock and/or preferred stock. These rights are known as appraisal rights. The "fair value" of such shares of Desktop Metal common stock and/or preferred stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the merger consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of Desktop Metal common stock and/or preferred stock under the terms of the Merger Agreement. Holders of Desktop Metal common stock and/or preferred stock who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Holders of Desktop Metal common stock and/or preferred stock who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the Merger Agreement.

        This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a Desktop Metal stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex C to this proxy statement/consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that holders of Desktop Metal common stock and/or preferred stock exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to "stockholders" or "you" are to the record holders of shares of Desktop Metal common stock and/or preferred stock immediately prior to the effective time of the Business Combination as to which appraisal rights are asserted. A person having a beneficial interest in shares of Desktop Metal common stock and/or preferred stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Section 262 of the DGCL requires that where a Merger Agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the Business Combination is approved and no later than 10 days after the effective date of the Business Combination. Only those Desktop Metal stockholders who did not submit a written consent adopting the Merger Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by Desktop Metal. If given at or after the effective date of the Business Combination, the notice must also specify the effective date of the Business Combination; otherwise, a supplementary notice will provide this information. This proxy statement/consent solicitation statement/prospectus is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

        Following Desktop Metal's receipt of sufficient written consents to adopt the Merger Agreement, Desktop Metal will send all non-consenting Desktop Metal stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A Desktop Metal stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Desktop Metal stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

        In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the Merger Agreement. As described below, you must also continue to hold your shares of Desktop Metal common stock and/or preferred stock through the effective date of the Business Combination.

        If you elect to demand appraisal of your shares of Desktop Metal common stock and/or preferred stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of Desktop Metal common stock and/or preferred stock to Desktop Metal, at the specific address which will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

        A Desktop Metal stockholder wishing to exercise appraisal rights must hold of record the shares of Desktop Metal common stock and/or preferred stock that are the subject of such rights on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record such shares of Desktop Metal common stock and/or preferred stock through the effective date of the Business Combination. Appraisal rights will be lost if your shares of Desktop Metal common stock and/or preferred stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

        If you and/or the record holder of your shares of Desktop Metal common stock and/or preferred stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Business Combination is completed, your shares of Desktop Metal common stock and/or preferred stock (assuming that you hold them through the effective time of the Business Combination) will be converted into the right to receive the merger consideration in respect thereof, as provided for in the Merger Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

        As noted above, a Desktop Metal stockholder wishing to exercise his, her or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of Desktop Metal common stock and/or preferred stock. The demand must reasonably inform Desktop Metal of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of Desktop Metal common stock and/or preferred stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of Desktop Metal common stock and/or preferred stock registered in that holder's name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Desktop Metal common stock and/or preferred stock, fully and correctly, as the stockholder's name appears on the Desktop Metal stock certificate(s) or electronic certificate(s), as applicable, should specify the stockholder's name and mailing address and the number of shares registered in the stockholder's name, and must state that the person intends thereby to demand appraisal of the stockholder's shares of Desktop Metal common stock and/or preferred stock in connection with the Business Combination. The demand cannot be made by the beneficial owner of shares of Desktop Metal common stock and/or preferred stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of Desktop Metal common stock and/or preferred stock held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Desktop Metal of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder's intention to seek appraisal of such shares. If shares of Desktop Metal common stock and/or preferred stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian) execution of the demand for appraisal should be made in that capacity. If shares of Desktop Metal common stock and/or preferred stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of Desktop Metal common stock and/or preferred stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of Desktop Metal common stock and/or preferred stock as to which appraisal is sought. Where no number of shares of Desktop Metal common stock and/or preferred stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Desktop Metal common stock and/or preferred stock held in the name of the record holder. Stockholders who hold their shares of Desktop Metal common stock and/or preferred stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

        At any time within 60 days after the effective date of the Business Combination, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the merger consideration for his, her or its shares of Desktop Metal common stock and/or preferred stock by delivering to Desktop Metal a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Business Combination will require written approval of Desktop Metal. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the Business Combination, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Desktop Metal stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If Desktop Metal does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the merger consideration for his, her or its shares of Desktop Metal common stock and/or preferred stock.

        Within 120 days after the effective date of the Business Combination, either Desktop Metal (as the surviving corporation following the Business Combination) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Desktop Metal common stock and/or preferred stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon Desktop Metal. Trine has no present intent to cause Desktop Metal to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that Desktop Metal will file a petition. Accordingly, it is the obligation of the holders of Desktop Metal common stock and/or preferred stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of Desktop Metal common stock and/or preferred stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the Business Combination, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from Desktop Metal a statement setting forth the aggregate number of shares of Desktop Metal common stock and/or preferred stock for which a written consent adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by Desktop Metal or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Desktop Metal common stock and/or preferred stock may, in such person's own name, file a petition for appraisal or request from Desktop Metal such statement.

        If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon Desktop Metal, then Desktop Metal will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Desktop Metal common stock and/or preferred stock and with whom agreements as to the value of their shares of Desktop Metal common stock and/or preferred stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Desktop Metal common stock and/or preferred stock that are represented by stock certificates to submit such stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

        After determination of the stockholders entitled to appraisal of their shares of Desktop Metal common stock and/or preferred stock, the Delaware Court of Chancery will appraise such shares of Desktop Metal common stock and/or preferred stock, determining their fair value as of the effective date of the Business Combination after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the Desktop Metal stock certificates or electronic certificates, as applicable, representing their shares of Desktop Metal common stock and/or preferred stock. Holders of Desktop Metal common stock and/or preferred stock considering seeking appraisal should be aware that the fair value of their shares of Desktop Metal common stock and/or preferred stock as determined under Section 262 of the DGCL could be more or less than or the same as the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares of Desktop Metal common stock and/or preferred stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Business Combination through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Business Combination and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Desktop Metal may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

        No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the merger consideration. Moreover, neither of Trine nor Desktop Metal anticipates offering more than the merger consideration to any stockholder exercising appraisal rights and Trine and Desktop Metal reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the "fair value" of a share of Desktop Metal common stock or a share of Desktop Metal preferred stock is less than the per share common stock consideration or the per share preferred stock consideration, as applicable.

        FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of Desktop Metal common stock and/or preferred stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

        Holders of Trine common stock are not entitled to appraisal rights in connection with the Business Combination under Delaware law.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of Trine Acquisition Corp.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2019 and 2018	F-3
Statements of Operations for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018	F-4
Statements of Changes in Stockholders' Equity (Deficit) for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018	F-5
Statements of Cash Flows for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018	F-6
Notes to Financial Statements	F-7
Unaudited Financial Statements of Trine Acquisition Corp.
Condensed Balance Sheets as of June 30, 2020 (Unaudited) and December 31, 2019	F-21
Condensed Statements of Operations for the three and six months ended June 30, 2020 and 2019 (Unaudited)	F-22
Condensed Statements of Changes in Stockholders' Equity for the three and six months ended June 30, 2020 (Unaudited)	F-23
Condensed Statements of Cash Flows for the six months ended June 30, 2020 and 2019 (Unaudited)	F-25
Notes to Condensed Financial Statements (Unaudited)	F-26
Audited consolidated financial statements Desktop Metal, Inc. and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-41
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-42
Consolidated Statements of Operations for the years ended December 31, 2019 and 2018	F-43
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019 and 2018	F-44
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity for the years ended December 31, 2019 and 2018	F-45
Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018	F-46
Notes to Consolidated Financial Statements	F-47
Unaudited Condensed Consolidated Financial Statements Desktop Metal, Inc. and Subsidiaries:
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	F-75
Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and 2019	F-76
Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity for the six months ended June 30, 2020 and 2019	F-78
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and 2019	F-79
Notes to Unaudited Condensed Consolidated Financial Statements	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Trine Acquisition Corp.

Opinion on the Financial Statements

        We have audited the accompanying balance sheets of Trine Acquisition Corp. (the "Company") as of December 31, 2019 and 2018, the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, NY
March 26, 2020

TRINE ACQUISITION CORP.

BALANCE SHEETS

	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash	$138,533	$119,136
Prepaid income taxes	242,620	—
Prepaid expenses	190,917	—

Total Current Assets	572,070	119,136
Security deposit	23,800	23,800
Deferred offering costs	—	182,742
Marketable securities held in Trust Account	304,528,924	—

Total Assets	$305,124,794	$325,678

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued expenses	$303,190	$20,222
Accrued offering costs	—	25,149
Promissory note—related party	—	299,000

Total Current Liabilities	303,190	344,371
Deferred tax liability	35,655	—
Deferred underwriting fee payable	10,505,250	—

Total Liabilities	10,844,095	344,371

Commitments and Contingencies (Note 6)
Common stock subject to possible redemption, 28,504,462 shares at redemption value as of December 31, 2019	289,280,690	—
Stockholders' Equity (Deficit)
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,510,538 and -0- shares issued and outstanding (excluding 28,504,462 and -0- shares subject to possible redemption) as of December 31, 2019 and 2018, respectively	151	—
Class B convertible common stock, $0.0001 par value; 10,000,000 shares authorized; 7,503,750 shares issued and outstanding	750	750
Additional paid in capital	2,313,769	24,250
Retained earnings/(Accumulated deficit)	2,685,339	(43,693)

Total Stockholders' Equity (Deficit)	5,000,009	(18,693)

Total Liabilities and Stockholders' Equity (Deficit)	$305,124,794	$325,678

The accompanying notes are an integral part of the financial statements.

TRINE ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2019	For the Period from September 26, 2018 (inception) Through December 31, 2018
Operating costs	$1,856,857	$43,693

Loss from operations	(1,856,857)	(43,693)
Other income:
Interest income	5,142,140	—
Unrealized gain on marketable securities held in Trust Account	169,784	—

Other income	5,311,924	—

Income (loss) before provision for income taxes	3,455,067	(43,693)
Provision for income taxes	(726,035)	—

Net income (loss)	$2,729,032	$(43,693)

Weighted average shares outstanding, basic and diluted(1)	8,348,930	6,525,000

Basic and diluted net loss per common share(2)	$(0.18)	$(0.01)

(1)
Excludes an aggregate of 28,504,462 shares subject to possible redemption at December 31, 2019. At December 31, 2018, excluded an aggregate of 978,750 shares that were subject to forfeiture to the extent that the underwriters' over-allotment was not exercised in full or in part (see Note 5).

(2)
Net loss per common share—basic and diluted excludes interest income of $4,202,325 attributable to common stock subject to possible redemption for the year ended December 31, 2019 (see Note 2).

The accompanying notes are an integral part of the financial statements.

TRINE ACQUISITION CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Class A Common Stock		Class B Common Stock			Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
					Additional Paid in Capital
	Shares	Amount	Shares	Amount
Balance—September 26, 2018 (inception)	—	$—	—	$—	$—	$—	$—
Sale of common stock to Sponsor	—	—	7,503,750	750	24,250	—	25,000
Net loss	—	—	—	—	—	(43,693)	(43,693)

Balance—December 31, 2018	—	—	7,503,750	750	24,250	(43,693)	(18,693)
Sale of 30,015,000 Units, net of underwriting fees and offering expenses	30,015,000	3,002	—	—	283,064,358	—	283,067,360
Sale of 8,503,000 Private Placement Warrants	—	—	—	—	8,503,000	—	8,503,000
Common stock subject to possible redemption	(28,504,462)	(2,851)	—	—	(289,277,839)	—	(289,280,690)
Net income	—	—	—	—	—	2,729,032	2,729,032

Balance—December 31, 2019	1,510,538	$151	7,503,750	$750	$2,313,769	$2,685,339	$5,000,009

The accompanying notes are an integral part of the financial statements.

TRINE ACQUISITION CORP.

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2019	For the Period from September 26, 2018 (inception) Through December 31, 2018
Cash Flows from Operating Activities:
Net income (loss)	$2,729,032	$(43,693)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(5,142,140)	—
Unrealized gain on marketable securities held in Trust Account	(169,784)	—
Deferred tax provision	35,655	—
Changes in operating assets and liabilities:
Prepaid income taxes	(242,620)	—
Prepaid expenses	(190,917)	—
Security deposit	—	(23,800)
Accounts payable and accrued expenses	282,968	20,222

Net cash used in operating activities	(2,697,806)	(47,271)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(300,150,000)	—
Cash withdrawn from Trust Account to pay income taxes	933,000	—

Net cash used in investing activities	(299,217,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Class B convertible common stock to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting fees paid	294,147,000	—
Proceeds from sale of Private Placement Warrants	8,503,000	—
Advances from related party	150,000	—
Repayment of advances from related party	(150,000)	—
Proceeds from promissory note—related party	—	300,000
Repayment of promissory note—related party	(299,000)	(1,000)
Payment of offering costs	(416,797)	(157,593)

Net cash provided by financing activities	301,934,203	166,407

Net Change in Cash	19,397	119,136
Cash—Beginning	119,136	—

Cash—Ending	$138,533	$119,136

Supplemental cash flow information:
Cash paid for income taxes	$933,000	$—

Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$286,423,829	$—

Change in value of common stock subject to possible redemption	$2,856,861	$—

Deferred underwriting fee payable	$10,505,250	$—

Offering costs included in accrued offering costs	$—	$25,149

The accompanying notes are an integral part of the financial statements.

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Note 1—Description of Organization and Business Operations

Organization and General

        Trine Acquisition Corp. (the "Company") is a blank check company incorporated in Delaware on September 26, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the "Initial Business Combination"). The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").

        As of December 31, 2019, the Company had not commenced any operations. All activity for the period from September 26, 2018 (inception) through December 31, 2019 relates to the Company's formation, the initial public offering (the "Initial Public Offering"), which is described below, and identifying a target business for a Business Combination. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Initial Public Offering.

Sponsor and Initial Public Offering

        The registration statements for the Company's Initial Public Offering were declared effective on March 14, 2019. On March 19, 2019, the Company consummated the Initial Public Offering of 26,100,000 units (the "Units") at $10.00 per Unit, generating gross proceeds of $261,000,000, which is described in Note 3.

        Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,720,000 warrants (the "Private Placement Warrants") at a price of $1.00 per Unit in a private placement to the Company's sponsor, Trine Sponsor IH, LLC, a Delaware limited liability company (the "Sponsor"), generating gross proceeds of $7,720,000, which is described in Note 4.

        On March 29, 2019, in connection with the underwriters' election to fully exercise their over-allotment option, the Company sold an additional 3,915,000 Units at $10.00 per Unit and sold an additional 783,000 Private Placement Warrants at $1.00 per Private Placement Warrant, generating total gross proceeds of $39,933,000. Following such closing, an additional $39,150,000 of net proceeds ($10.00 per Unit) was deposited in the Trust Account, resulting in $300,150,000 ($10.00 per Unit) held in the Trust Account.

        Transaction costs amounted to $17,082,640, consisting of $6,003,000 of underwriting fees, $10,505,250 of deferred underwriting fees and $574,390 of other offering costs. In addition, as of December 31, 2019, cash of $138,533 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Trust Account

        Following the closing of the Initial Public Offering, an amount of $300,150,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the "Trust Account"), and invested only in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less or in money market

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 1—Description of Organization and Business Operations (Continued)

funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds held outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company's amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the "Public Shares") sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company's certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination by March 19, 2021 (the "Combination Period"); and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Combination Period (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company's creditors, if any, which could have priority over the claims of the Company's public stockholders.

Initial Business Combination

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating an Initial Business Combination. The Initial Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting fees and taxes payable) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

        NYSE rules require that the Company must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting fees and taxes payable) at the time of the signing a definitive agreement in connection with an Initial Business Combination. The Company's board of directors will make the determination as to the fair market value of the Initial Business Combination. If the Company's board of directors is not able to independently determine the fair market value of an Initial Business Combination, then Company will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While the Company considers it unlikely that its board of directors will not be able to make an independent determination of the fair market value of an Initial Business Combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target's assets or prospects.

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 1—Description of Organization and Business Operations (Continued)

        The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NYSE rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

        If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its Public Shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable.

        Pursuant to the Company's amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and the Company's board of directors, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company's officers and directors entered into a letter agreement (the "Letter Agreement") with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within the Combination

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 1—Description of Organization and Business Operations (Continued)

Period. However, if the Sponsor or any of the Company's directors, officers or affiliates acquire shares of Class A common stock during or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

        In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company's stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company's stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Note 2—Summary of Significant Accounting Policies

Basis of presentation

        The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Emerging growth company

        Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

        This may make comparison of the Company's financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

        The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 2—Summary of Significant Accounting Policies (Continued)

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2019 and 2018.

Marketable securities held in Trust Account

        At December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills.

Common stock subject to possible redemption

        The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' equity section of the Company's balance sheet.

Income taxes

        The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 2—Summary of Significant Accounting Policies (Continued)

examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net loss per common share

        Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at December 31, 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 23,510,500 shares of common stock in the calculation of diluted loss per common share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

Reconciliation of net loss per common share

        The Company's net income (loss) is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted net loss per common share is calculated as follows:

	Year Ended December 31, 2019	For the Period from September 26, 2018 (Inception) Through December 31, 2018
Net income (loss)	$2,729,032	$(43,693)
Less: Income attributable to common stock subject to possible redemption	(4,202,325)	—

Adjusted net loss	$(1,473,293)	$(43,693)

Weighted average shares outstanding, basic and diluted	8,348,930	6,525,000

Basic and diluted net loss per common share	$(0.18)	$(0.01)

Concentration of credit risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Depository

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 2—Summary of Significant Accounting Policies (Continued)

Insurance Coverage of $250,000. At December 31, 2019 and 2018, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Financial instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurements," approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recent accounting pronouncements

        Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Note 3—Initial Public Offering

        Pursuant to the Initial Public Offering, the Company sold 30,015,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,915,000 Units at $10.00 per Unit. Each Unit consists of one share of the Company's Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (each, a "Warrant" and, collectively, the "Warrants"). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. No fractional warrants will be issued upon separation of the Units and only whole Warrants will trade. Each Warrant will become exercisable on the later of 30 days after the completion of the Company's Initial Business Combination or 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of the Company's Initial Business Combination or earlier upon redemption or liquidation. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the Warrant holders.

Note 4—Private Placement

        Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased from the Company an aggregate of 7,720,000 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $7,720,000. On March 29, 2019, in connection with the underwriters' election to fully exercise their over-allotment option, the Company sold an additional 783,000 Private Placement Warrants to the Sponsor, at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $783,000. Each whole Private Placement Warrant is exercisable for one whole share of the Company's Class A common stock at a price of $11.50 per share.

        A portion of the purchase price of the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Initial Business Combination is not

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 4—Private Placement (Continued)

completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Note 5—Related Party Transactions

Founder Shares

        On October 17, 2018, the Company's initial sponsor, Trine Sponsor LLC (the "Initial Sponsor"), purchased 8,625,000 shares of Class B convertible common stock (the "Founder Shares") for an aggregate purchase price of $25,000, or approximately $0.003 per share. As used herein, unless the context otherwise requires, "Founder Shares" shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. On November 12, 2018, the Initial Sponsor transferred 25,000 shares of Class B common stock to each of Ms. Linden and Messrs. Nathanson, Zuaiter and Sander in compensation for their services as independent directors of the Company. In February 2019, the Initial Sponsor assigned 8,525,000 Founder Shares to the Sponsor. The Founder Shares are identical to the Class A common stock included in the Units sold in the Initial Public Offering except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company's Initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. In February 2019, the Sponsor forfeited 1,437,500 Founder Shares and in March 2019, the Company effected a 1.044 for 1 stock dividend of the Class B convertible common stock, resulting in 7,503,750 Founder Shares issued and outstanding, of which an aggregate of up to 978,750 Founder Shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture was to be adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares would represent 20.0% of the Company's issued and outstanding shares after the Initial Public Offering. As a result of the underwriters' election to fully exercise their over-allotment option, 978,750 Founder Shares are no longer subject to forfeiture.

        The Company's initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company's Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property.

        The Sponsor and the Company's officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination. Pursuant to the Letter Agreement, the Sponsor and the

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 5—Related Party Transactions (Continued)

Company's officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased after Initial Public Offering (including in open market and privately negotiated transactions) in favor of an Initial Business Combination.

Related Party Advances

        Through March 19, 2019, the Sponsor advanced an aggregate of $150,000 to be used for the payment of costs related to the Initial Public Offering. The advances were non-interest bearing, unsecured and due on demand. The advances were repaid upon the consummation of the Initial Public Offering on March 19, 2019.

Promissory Note—Related Party

        On October 17, 2018, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the "Note"). The Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The outstanding borrowings under the Note in the amount of $299,000 were repaid upon the consummation of the Initial Public Offering on March 19, 2019.

Related Party Loans

        In order to finance transaction costs in connection with an intended Initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company's officers and directors may, but are not obligated to, loan the Company funds on a non-interest basis as may be required. If the Company completes its Initial Business Combination, it would repay such loaned amounts. In the event that the Company's Initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. No written agreements exist with respect to such loans.

        On February 24, 2020, the Company issued an unsecured promissory note (the "Note") in the principal amount of $1,500,000 to the Sponsor. The Note is non-interest bearing and payable upon the consummation of an Initial Business Combination. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the Private Placement Warrants. In February and March 2020, the Company borrowed an aggregate amount of $376,801 under the Note.

        The Company may pay HPS Investment Partners, LLC ("HPS") or the HPS Funds, entities affiliated with one of the Company's directors, fees in connection with potentially providing financing or other investments in connection with the Initial Business Combination. The amount of any fees the Company pays to HPS or the HPS Funds will be subject to the review of the Company's audit

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 5—Related Party Transactions (Continued)

committee pursuant to the audit committee's policies and procedures relating to transactions that may present conflicts of interest.

Executive Compensation

        In November 2018, the Company agreed to pay its Chief Financial Officer a fee of approximately $16,667 per month. In March 2019, such amount increased to $25,000 per month, which will be payable until the earlier of the consummation of an Initial Business Combination or the Company's liquidation. For the year ended December 31, 2019 and for the period from September 26, 2018 (inception) through December 31, 2018, the Company incurred $279,167 and $33,333 in fees, respectively.

Administrative Support Agreement

        The Company entered into an agreement whereby, commencing on March 14, 2019 through the earlier of the Company's consummation of an Initial Business Combination or the Company's liquidation, to pay an affiliate of the Sponsor $35,000 per month for office space, utilities and secretarial and administrative support. For the year ended December 31, 2019, the Company incurred $332,500 in fees for these services. At December 31, 2019, $103,330 of such fees are included in accounts payable and accrued expenses in the accompanying balance sheets.

Note 6—Commitments and Contingencies

Contingent Fee Arrangement

        In October 2018, the Company agreed to pay its President a fee of $12,500 per month. One-half of the fee became payable upon the closing of the Initial Public Offering and the other one-half of the fee will accrue and become payable on the consummation of the Initial Business Combination. As of December 31, 2019, the Company incurred $93,750 in fees related to the portion that became payable upon the closing of the Initial Public Offering. If the Company does not consummate an Initial Business Combination, the Company will not be required to pay the contingent fees that will become payable on the consummation of the Initial Business Combination. As of December 31, 2019, the amount of these contingent fees was $93,750.

Registration Rights

        Pursuant to a registration rights agreement entered into on March 14, 2019, the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and any Units that may be issued upon conversion of working capital loans, if any, are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders are entitled to certain demand and "piggyback" registration rights.

        The holders of the Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 6—Commitments and Contingencies (Continued)

Underwriting Agreement

        The underwriters were paid cash underwriting discount of $0.20 per Unit, or $6,003,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,505,250 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination. If the Company does not complete an Initial Business Combination and subsequently liquidates, the trustee and the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting fees, including any accrued interest thereon, then in the Trust Account upon liquidation, and (ii) that the deferred underwriters' fees will be distributed on a pro rata basis, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes to the public stockholders.

Note 7—Stockholders' Equity

Preferred Stock

        The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

Common Stock

        The authorized common stock of the Company includes up to 100,000,000 shares of Class A, $0.0001 par value, common stock and 10,000,000 shares of Class B, $0.0001 par value convertible common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. If the Company enters into an Initial Business Combination, it may (depending on the terms of such an Initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company's stockholders vote on the Initial Business Combination, to the extent the Company seeks stockholder approval in connection with the Initial Business Combination. Holders of the Company's common stock are entitled to one vote for each share of common stock. At December 31, 2019 and 2018, there were 1,510,538 and -0- shares of Class A common stock issued and outstanding, excluding 28,504,462 and -0- shares of Class A common stock subject to possible redemption, respectively, and 7,503,750 shares of Class B convertible common stock issued and outstanding.

Warrants

        Each warrant is exercisable to purchase one share of our Class A common stock.

        The Public Warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 7—Stockholders' Equity (Continued)

than 15 business days after the closing of an Initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of an Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation.

        Once the warrants become exercisable, the Company may redeem the Public Warrants:

  •
  in whole and not in part;

  •
  at a price of $0.01 per warrant;

  •
  upon a minimum of 30 days' prior written notice of redemption; and

  •
  if, and only if, the reported last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

  •
  If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

        The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

        In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an Initial Business Combination at a newly

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 7—Stockholders' Equity (Continued)

issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company's board of directors, and in the case of any such issuance to the Company's initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

        If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an Initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Income Tax

        The Company's net deferred tax liability at December 31, 2019 is as follows:

Deferred tax liability
Unrealized gain on marketable securities held in the Trust Account	$(35,655)

Total deferred tax liability	(35,655)

        The income tax provision for the year ended December 31, 2019 consists of the following:

Federal
Current	$690,380
Deferred	35,655
State
Current	$—
Deferred	—

Income tax provision	$726,035

        As of December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers ("NOLs") available to offset future taxable income.

        A reconciliation of the federal income tax rate to the Company's effective tax rate at December 31, 2019 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%

Income tax provision	21.0%

TRINE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2019 AND 2018

Note 8—Income Tax (Continued)

        The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company's tax returns since inception remain open and subject to examination.

Note 9—Fair Value Measurements

        The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

  Level
  1:   Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level
  2:   Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

  Level
  3:   Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$304,528,924

Note 10—Subsequent Events

        The Company evaluated events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described in these financial statements and below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

TRINE ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets
Cash	$60,978	$138,533
Prepaid income taxes	190,722	242,620
Prepaid expenses	145,667	190,917

Total Current Assets	397,367	572,070
Security deposit	23,800	23,800
Marketable securities held in Trust Account	305,382,095	304,528,924

Total Assets	$305,803,262	$305,124,794

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities—Accounts payable and accrued expenses	$287,653	$303,190
Convertible promissory note-related party	670,176	—
Deferred tax liability	—	35,655
Deferred underwriting fee payable	10,505,250	10,505,250

Total Liabilities	11,463,079	10,844,095

Commitments and Contingencies (Note 6)
Common stock subject to possible redemption, 28,423,164 and 28,504,462 shares at redemption value as of June 30, 2020 and December 31, 2019, respectively	289,340,182	289,280,690
Stockholders' Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,591,836 and 1,510,538 shares issued and outstanding (excluding 28,423,164 and 28,504,462 shares subject to possible redemption) as of June 30, 2020 and December 31, 2019, respectively	160	151
Class B convertible common stock, $0.0001 par value; 10,000,000 shares authorized; 7,503,750 shares issued and outstanding at June 30, 2020 and December 31, 2019	750	750
Additional paid in capital	2,254,268	2,313,769
Retained earnings	2,744,823	2,685,339

Total Stockholders' Equity	5,000,001	5,000,009

Total Liabilities and Stockholders' Equity	$305,803,262	$305,124,794

The accompanying notes are an integral part of the condensed financial statements.

TRINE ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating costs	$501,332	$433,962	$1,007,848	$671,133

Loss from operations	(501,332)	(433,962)	(1,007,848)	(671,133)
Other income:
Interest income	273,190	1,811,455	1,083,575	2,002,063
Unrealized gain on marketable securities held in Trust Account	—	196,280	—	202,788

Other income	273,190	2,007,735	1,083,575	2,204,851

(Loss) income before benefit from (provision for) income taxes	(228,142)	1,573,773	75,727	1,533,718
Benefit from (provision for) income taxes	47,910	(320,714)	(16,243)	(322,080)

Net (loss) income	$(180,232)	$1,253,059	$59,484	$1,211,638

Weighted average shares outstanding, basic and diluted(1)	9,052,399	8,881,762	9,033,344	7,804,138

Basic and diluted net loss per common share(2)	$(0.05)	$(0.03)	$(0.09)	$(0.06)

(1)
Excludes an aggregate of 28,423,164 and 28,664,418 shares subject to possible redemption at June 30, 2020 and 2019, respectively.

(2)
Net loss per common share—basic and diluted excludes interest income of $256,732 and $1,563,355 attributable to common stock subject to possible redemption for the three months ended June 30, 2020 and 2019, respectively, and $916,063 and $1,702,546 attributable to common stock subject to possible redemption for the six months ended June 30, 2020 and 2019, respectively, (see Note 2).

The accompanying notes are an integral part of these condensed financial statements.

TRINE ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Unaudited)

THREE AND SIX MONTHS ENDED JUNE 30, 2020

	Class A Common Stock		Class B Common Stock
					Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2020	1,510,538	$151	7,503,750	$750	$2,313,769	$2,685,339	$5,000,009
Change in value of common stock subject to possible redemption	38,111	4	—	—	(239,724)	—	(239,720)
Net income	—	—	—	—	—	239,716	239,716

Balance—March 31, 2020	1,548,649	155	7,503,750	750	2,074,045	2,925,055	5,000,005
Change in value of common stock subject to possible redemption	43,187	5	—	—	180,223	—	180,228
Net loss	—	—	—	—	—	(180,232)	(180,232)

Balance—June 30, 2020	1,591,836	$160	7,503,750	$750	$2,254,268	$2,744,823	$5,000,001

The accompanying notes are an integral part of the condensed financial statements.

TRINE ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)

(Unaudited)

THREE AND SIX MONTHS ENDED JUNE 30, 2019

	Class A Common Stock		Class B Common Stock
						(Accumulated Deficit)/ Retained Earnings
					Additional Paid in Capital		Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance—January 1, 2019	—	$—	7,503,750	$750	$24,250	$(43,693)	$(18,693)
Sale of 30,015,000 Units, net of underwriting discount and offering expenses	30,015,000	3,002	—	—	283,064,358	—	283,067,360
Sale of 8,503,000 Private Placement Warrants	—	—	—	—	8,503,000	—	8,503,000
Common stock subject to possible redemption	(28,636,988)	(2,864)	—	—	(286,507,378)	—	(286,510,242)
Net loss	—	—	—	—	—	(41,421)	(41,421)

Balance—March 31, 2019 (unaudited)	1,378,012	138	7,503,750	750	5,084,230	(85,114)	5,000,004
Change in value of common stock subject to possible redemption	(27,430)	(3)	—	—	(1,253,056)	—	(1,253,059)
Net income	—	—	—	—	—	1,253,059	1,253,059

Balance—June 30, 2019 (unaudited)	1,350,582	$135	7,503,750	$750	$3,831,174	$1,167,945	$5,000,004

The accompanying notes are an integral part of the condensed financial statements.

TRINE ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net income	$59,484	$1,211,638
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,083,575)	(2,002,063)
Unrealized gain on marketable securities held in Trust Account	—	(202,788)
Deferred tax (benefit) provision	(35,655)	42,585
Changes in operating assets and liabilities:
Prepaid income taxes	51,898	(653,505)
Prepaid expenses	45,250	(282,843)
Accounts payable and accrued expenses	(15,537)	88,138

Net cash used in operating activities	(978,135)	(1,798,838)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	—	(300,150,000)
Cash withdrawn from Trust Account to pay franchise and income taxes	230,404	933,000

Net cash provided by (used in) investing activities	230,404	(299,217,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting fees paid	—	294,147,000
Proceeds from sale of Private Placement Warrants	—	8,503,000
Advances from related party	—	150,000
Repayment of advances from related party	—	(150,000)
Proceeds from convertible promissory note—related party	670,176	—
Repayment of promissory note—related party	—	(299,000)
Payment of offering costs	—	(415,098)

Net cash provided by financing activities	670,176	301,935,902

Net Change in Cash	(77,555)	920,064
Cash—Beginning	138,533	119,136

Cash—Ending	$60,978	$1,039,200

Supplemental cash flow information:
Cash paid for income taxes	$—	$933,000

Non-cash investing and financing activities:
Initial classification of common stock subject to possible redemption	$—	$248,644,071

Change in value of common stock subject to possible redemption	$59,492	$39,119,230

Deferred underwriting fee payable	$—	$10,505,250

Offering costs included in accrued offering costs	$—	$1,699

The accompanying notes are an integral part of these condensed financial statements.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020

(Unaudited)

Note 1—Description of Organization and Business Operations

Organization and General

        Trine Acquisition Corp. (the "Company") is a blank check company incorporated in Delaware on September 26, 2018. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the "Initial Business Combination"). The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").

        As of June 30, 2020, the Company had not commenced any operations. All activity through June 30, 2020 relates to the Company's formation, the initial public offering (the "Initial Public Offering"), which is described below, and identifying a target business for an Initial Business Combination. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and marketable securities from the proceeds derived from the Initial Public Offering.

Sponsor and Initial Public Offering

        The registration statements for the Company's Initial Public Offering were declared effective on March 14, 2019. On March 19, 2019, the Company consummated the Initial Public Offering of 26,100,000 units (the "Units") at $10.00 per Unit, generating gross proceeds of $261,000,000, which is described in Note 3.

        Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,720,000 warrants (the "Private Placement Warrants") at a price of $1.00 per Unit in a private placement to the Company's sponsor, Trine Sponsor IH, LLC, a Delaware limited liability company (the "Sponsor"), generating gross proceeds of $7,720,000, which is described in Note 4.

        On March 29, 2019, in connection with the underwriters' election to fully exercise their over-allotment option, the Company sold an additional 3,915,000 Units at $10.00 per Unit and sold an additional 783,000 Private Placement Warrants at $1.00 per Private Placement Warrant, generating total gross proceeds of $39,933,000. Following such closing, an additional $39,150,000 of net proceeds ($10.00 per Unit) was deposited in the Trust Account, resulting in $300,150,000 ($10.00 per Unit) held in the Trust Account.

        Transaction costs amounted to $17,082,640, consisting of $6,003,000 of underwriting fees, $10,505,250 of deferred underwriting fees and $574,390 of other offering costs. In addition, as of June 30, 2020, cash of $60,978 was held outside of the Trust Account (as defined below) and is available for working capital purposes.

The Trust Account

        Following the closing of the Initial Public Offering, an amount of $300,150,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the "Trust Account"), and invested only in U.S.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 1—Description of Organization and Business Operations (Continued)

government treasury bills with a maturity of one hundred eighty (180) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the Initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds held outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company's amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay taxes, if any, none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the Initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the "Public Shares") sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company's certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of the Public Shares if it does not complete the Initial Business Combination by March 19, 2021 (the "Combination Period"); and (iii) the redemption of 100% of the Public Shares if the Company is unable to complete an Initial Business Combination within the Combination Period (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company's creditors, if any, which could have priority over the claims of the Company's public stockholders.

Initial Business Combination

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating an Initial Business Combination. The Initial Business Combination must be with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting fees and taxes payable) at the time of the agreement to enter into the Initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an Initial Business Combination.

        NYSE rules require that the Company must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting fees and taxes payable) at the time of the signing a definitive agreement in connection with an Initial Business Combination. The Company's board of directors will make the determination as to the fair market value of the Initial Business Combination. If the Company's board of directors is not able to independently determine the fair market value of an Initial Business Combination, then Company will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While the Company considers it unlikely that its board of directors will not be able to make an independent determination of the fair market value of an Initial Business Combination, it may be unable to do so if it is less familiar or experienced with the business of a

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 1—Description of Organization and Business Operations (Continued)

particular target or if there is a significant amount of uncertainty as to the value of a target's assets or prospects.

        The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) seek stockholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their Public Shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable. The decision as to whether the Company will seek stockholder approval of the Initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NYSE rules. If the Company seeks stockholder approval, it will complete its Initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the Initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate Initial Business Combination.

        If the Company holds a stockholder vote or there is a tender offer for shares in connection with an Initial Business Combination, a public stockholder will have the right to redeem its Public Shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, including interest but less taxes payable.

        Pursuant to the Company's amended and restated certificate of incorporation, if the Company is unable to complete the Initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining stockholders and the Company's board of directors, dissolve and liquidate, subject in each case to the Company's obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 1—Description of Organization and Business Operations (Continued)

Sponsor and the Company's officers and directors entered into a letter agreement (the "Letter Agreement") with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the Initial Business Combination within the Combination Period. However, if the Sponsor or any of the Company's directors, officers or affiliates acquire shares of Class A common stock during or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the Initial Business Combination within the prescribed time period.

        In the event of a liquidation, dissolution or winding up of the Company after an Initial Business Combination, the Company's stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company's stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the Initial Business Combination, subject to the limitations described herein.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

        The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

        The accompanying unaudited condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on March 26, 2020, which contains the audited financial statements and notes thereto. The financial information as of December 31, 2019 is derived from the audited financial statements presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2019. The interim results for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020 or for any future interim periods.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Emerging Growth Company

        Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

        This may make comparison of the Company's financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

        The preparation of condensed financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2020 and December 31, 2019.

Marketable Securities Held in Trust Account

        At June 30, 2020, substantially all of the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities. At December 31, 2019, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills.

Common Stock Subject to Possible Redemption

        The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders' equity section of the Company's condensed balance sheets.

Income Taxes

        The Company follows the asset and liability method of accounting for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

        ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2020 and December 31, 2019. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2020 and December 31, 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss Per Common Share

        Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company applies the two-class method in calculating earnings per share. Shares of common stock subject to possible redemption at June 30, 2020 and 2019, which are not currently redeemable and are not redeemable at fair value, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of warrants sold in the Initial Public Offering and private placement to purchase 23,510,500 shares of common stock in the calculation of diluted loss per common share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Reconciliation of Net Loss Per Common Share

        The Company's net (loss) income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not the income or losses of the Company. Accordingly, basic and diluted net loss per common share is calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (loss) income	$(180,232)	$1,253,059	$59,484	$1,211,638
Less: Income attributable to common stock subject to possible redemption	(256,732)	(1,563,355)	(916,063)	(1,702,546)

Adjusted net loss	$(436,964)	$(310,296)	$(856,579)	$(490,908)

Weighted average shares outstanding, basic and diluted	9,052,399	8,881,762	9,033,344	7,804,138

Basic and diluted net loss per common share	$(0.05)	$(0.03)	$(0.09)	$(0.06)

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2020 and December 31, 2019, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Financial Instruments

        The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Standards

        Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's condensed financial statements.

Risks and Uncertainties

        Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or search for a target company, the specific

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3—Initial Public Offering

        Pursuant to the Initial Public Offering, the Company sold 30,015,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option in the amount of 3,915,000 Units at $10.00 per Unit. Each Unit consists of one share of the Company's Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (each, a "Warrant" and, collectively, the "Warrants"). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. No fractional warrants will be issued upon separation of the Units and only whole Warrants will trade. Each Warrant will become exercisable on the later of 30 days after the completion of the Company's Initial Business Combination or 12 months from the closing of the Initial Public Offering, and will expire five years after the completion of the Company's Initial Business Combination or earlier upon redemption or liquidation. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days' prior written notice of redemption, if and only if the last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the Warrant holders.

Note 4—Private Placement

        Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased from the Company an aggregate of 7,720,000 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $7,720,000. On March 29, 2019, in connection with the underwriters' election to fully exercise their over-allotment option, the Company sold an additional 783,000 Private Placement Warrants to the Sponsor, at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $783,000. Each whole Private Placement Warrant is exercisable for one whole share of the Company's Class A common stock at a price of $11.50 per share.

        A portion of the purchase price of the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Note 5—Related Party Transactions

Founder Shares

        On October 17, 2018, the Company's initial sponsor, Trine Sponsor LLC (the "Initial Sponsor"), purchased 8,625,000 shares of Class B convertible common stock (the "Founder Shares") for an

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 5—Related Party Transactions (Continued)

aggregate purchase price of $25,000, or approximately $0.003 per share. As used herein, unless the context otherwise requires, "Founder Shares" shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. On November 12, 2018, the Initial Sponsor transferred 25,000 shares of Class B common stock to each of Ms. Linden and Messrs. Nathanson, Zuaiter and Sander in compensation for their services as independent directors of the Company. In February 2019, the Initial Sponsor assigned 8,525,000 Founder Shares to the Sponsor. The Founder Shares are identical to the Class A common stock included in the Units sold in the Initial Public Offering except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company's Initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B convertible common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. In February 2019, the Sponsor forfeited 1,437,500 Founder Shares and in March 2019, the Company effected a 1.044 for 1 stock dividend of the Class B convertible common stock, resulting in 7,503,750 Founder Shares issued and outstanding, of which an aggregate of up to 978,750 Founder Shares were subject to forfeiture to the extent that the over-allotment option was not exercised in full by the underwriters. The forfeiture was to be adjusted to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares would represent 20.0% of the Company's issued and outstanding shares after the Initial Public Offering. As a result of the underwriters' election to fully exercise their over-allotment option, 978,750 Founder Shares are no longer subject to forfeiture.

        The Company's initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the Initial Business Combination or (B) subsequent to the Initial Business Combination, (x) if the last sale price of the Company's Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Initial Business Combination, or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property.

        The Sponsor and the Company's officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the Initial Business Combination. Pursuant to the Letter Agreement, the Sponsor and the Company's officers and directors have agreed to vote any Founder Shares held by them and any Public Shares purchased after Initial Public Offering (including in open market and privately negotiated transactions) in favor of an Initial Business Combination.

Related Party Advances

        Through March 19, 2019, the Sponsor advanced an aggregate of $150,000 to be used for the payment of costs related to the Initial Public Offering. The advances were non-interest bearing, unsecured and due on demand. The advances were repaid upon the consummation of the Initial Public Offering on March 19, 2019.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 5—Related Party Transactions (Continued)

Promissory Note—Related Party

        On October 17, 2018, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the "Note"). The Note was non-interest bearing and payable on the earlier of June 30, 2019 or the completion of the Initial Public Offering. The outstanding borrowings under the Note in the amount of $299,000 were repaid upon the consummation of the Initial Public Offering on March 19, 2019.

Related Party Loans

        In order to finance transaction costs in connection with an intended Initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company's officers and directors may, but are not obligated to, loan the Company funds on a non-interest basis as may be required. If the Company completes its Initial Business Combination, it would repay such loaned amounts. In the event that the Company's Initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. No written agreements exist with respect to such loans.

        On February 24, 2020, the Company issued an unsecured promissory note (the "Note") in the principal amount of $1,500,000 to the Sponsor. The Note is non-interest bearing and payable upon the consummation of an Initial Business Combination. Up to $1,500,000 of such loans may be convertible into warrants, at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the Private Placement Warrants. As of June 30, 2020, there was $670,176 outstanding under the Note.

        The Company may pay HPS Investment Partners, LLC ("HPS") or the HPS Funds, entities affiliated with one of the Company's directors, fees in connection with potentially providing financing or other investments in connection with the Initial Business Combination. The amount of any fees the Company pays to HPS or the HPS Funds will be subject to the review of the Company's audit committee pursuant to the audit committee's policies and procedures relating to transactions that may present conflicts of interest.

Executive Compensation

        In November 2018, the Company agreed to pay its Chief Financial Officer a fee of approximately $16,667 per month. In March 2019, such amount increased to $25,000 per month, which will be payable until the earlier of the consummation of an Initial Business Combination or the Company's liquidation. For each of the three months ended June 30, 2020 and 2019, the Company incurred $75,000 in fees.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 5—Related Party Transactions (Continued)

For the six months ended June 30, 2020 and 2019, the Company incurred $150,000 and $129,167 in fees, respectively.

Administrative Support Agreement

        The Company entered into an agreement whereby, commencing on March 14, 2019 through the earlier of the Company's consummation of an Initial Business Combination or the Company's liquidation, to pay an affiliate of the Sponsor $35,000 per month for office space, utilities and secretarial and administrative support. For each of the three months ended June 30, 2020 and 2019, the Company incurred $105,000 in fees for these services. For the six months ended June 30, 2020 and 2019, the Company incurred $210,000 and $122,500 in fees for these services, respectively. At June 30, 2020 and December 31, 2019, $175,828 and $103,330 of such fees are included in accounts payable and accrued expenses in the accompanying condensed balance sheets, respectively.

Note 6—Commitments and Contingencies

Contingent Fee Arrangement

        In October 2018, the Company agreed to pay its President a fee of $12,500 per month. One-half of the fee became payable upon the closing of the Initial Public Offering and the other one-half of the fee will accrue and become payable on the consummation of the Initial Business Combination. As of June 30, 2020, the Company incurred $131,250 in fees related to the portion that became payable upon the closing of the Initial Public Offering. If the Company does not consummate an Initial Business Combination, the Company will not be required to pay the contingent fees that will become payable on the consummation of the Initial Business Combination. As of June 30, 2020, the amount of these contingent fees was $131,250.

Registration Rights

        Pursuant to a registration rights agreement entered into on March 14, 2019, the holders of the Founder Shares, Private Placement Warrants (and their underlying securities) and any Units that may be issued upon conversion of working capital loans, if any, are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement. These holders are entitled to certain demand and "piggyback" registration rights.

        The holders of the Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans will not be able to sell these securities until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

        The underwriters were paid cash underwriting discount of $0.20 per Unit, or $6,003,000 in the aggregate. In addition, the underwriters are entitled to a deferred fee of $0.35 per Unit, or $10,505,250

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 6—Commitments and Contingencies (Continued)

in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination. If the Company does not complete an Initial Business Combination and subsequently liquidates, the trustee and the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting fees, including any accrued interest thereon, then in the Trust Account upon liquidation, and (ii) that the deferred underwriters' fees will be distributed on a pro rata basis, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes to the public stockholders.

Note 7—Stockholders' Equity

Preferred Stock

        The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company's board of directors. At June 30, 2020 and December 31, 2019, there were no shares of preferred stock issued or outstanding.

Common Stock

        The authorized common stock of the Company includes up to 100,000,000 shares of Class A, $0.0001 par value, common stock and 10,000,000 shares of Class B, $0.0001 par value convertible common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. If the Company enters into an Initial Business Combination, it may (depending on the terms of such an Initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company's stockholders vote on the Initial Business Combination, to the extent the Company seeks stockholder approval in connection with the Initial Business Combination. Holders of the Company's common stock are entitled to one vote for each share of common stock. At June 30, 2020 and December 31, 2019, there were 1,591,836 and 1,510,538 shares of Class A common stock issued and outstanding, excluding 28,423,164 and 28,504,462 shares of Class A common stock subject to possible redemption, respectively, and 7,503,750 shares of Class B convertible common stock issued and outstanding.

Warrants

        Each warrant is exercisable to purchase one share of our Class A common stock.

        The Public Warrants will become exercisable on the later of (a) 30 days after the completion of an Initial Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, but in no event later

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 7—Stockholders' Equity (Continued)

than 15 business days after the closing of an Initial Business Combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of an Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of an Initial Business Combination or earlier upon redemption or liquidation.

        Once the warrants become exercisable, the Company may redeem the Public Warrants:

  •
  in whole and not in part;

  •
  at a price of $0.01 per warrant;

  •
  upon a minimum of 30 days' prior written notice of redemption; and

  •
  if, and only if, the reported last sale price of the Company's Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

  •
  If, and only if, there is a current registration statement in effect with respect to the shares of Class A common stock underlying such warrants.

        The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of an Initial Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 7—Stockholders' Equity (Continued)

        In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of an Initial Business Combination at a newly issued price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company's board of directors, and in the case of any such issuance to the Company's initial stockholders or their respective affiliates, without taking into account any Founder Shares held by them, as applicable, prior to such issuance), the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the newly issued price.

        If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete an Initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 8—Fair Value Measurements

        The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

        The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify

TRINE ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS (Continued)

JUNE 30, 2020

(Unaudited)

Note 8—Fair Value Measurements (Continued)

assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

        The following table presents information about the Company's assets that are measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	June 30, 2020	December 31, 2019
Assets:
Marketable securities held in Trust Account	1	$305,382,095	$304,528,924

Note 9—Subsequent Events

        The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Desktop Metal, Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Desktop Metal, Inc. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity, and cash flows, for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

September 14, 2020

We have served as the Company's auditor since 2016.

DESKTOP METAL, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2018

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$66,161	$29,043
Short-term investments	84,754	64,229
Accounts receivable, net of allowance for doubtful accounts $0.2 million and $0.0 million	4,523	3,058
Inventory	8,405	3,982
Deferred cost of goods sold	262	2,991
Prepaid expenses and other current assets	1,626	2,435

Total current assets	165,731	105,738
Restricted cash	612	612
Property and equipment, net	18,387	18,997
Non-current investments	—	450
Capitalized software, net	446	788
Right-of-use assets	2,289	2,353
Goodwill	2,252	—
Acquired technology, net	2,994	—

Total Assets	$192,711	$128,938

Liabilities, Convertible Preferred Stock and Stockholders' Equity
Current liabilities:
Accounts payable	$10,228	$14,573
Customer deposits	2,325	2,173
Current portion of operating lease liability	806	626
Accrued expenses and other current liabilities	5,053	1,806
Deferred revenue	2,230	3,922

Total current liabilities	20,642	23,100
Long-term debt, net of deferred financing costs	9,972	9,953
Lease liability, net of current portion	3,026	3,565

Total liabilities	33,640	36,618

Commitments and Contingences (Note 11)
Convertible Preferred Stock (Note 13)	436,533	276,889
Stockholders' Equity:
Common Stock, $0.0001 par value—authorized, 156,000,000 shares; issued and outstanding, 31,388,426 and 29,083,805 shares at December 31, 2019 and 2018, respectively (includes unvested 4,575,313 and 9,731,550 shares of restricted stock)	3	2
Additional paid-in capital	16,722	6,440
Notes receivable	—	(249)
Accumulated deficit	(294,262)	(190,666)
Accumulated other comprehensive income (loss)	75	(96)

Total Stockholders' Equity	(277,462)	(184,569)

Total Liabilities, Convertible Preferred Stock and Stockholders' Equity	$192,711	$128,938

See notes to consolidated financial statements.

DESKTOP METAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

(in thousands, except per share amounts)

	Years Ended December 31,
	2019	2018
Revenues
Products	$22,758	$751
Services	3,681	283

Total revenues	26,439	1,034
Cost of sales
Products	45,268	4,572
Services	5,528	896

Total cost of sales	50,796	5,468

Gross margin	(24,357)	(4,434)

Operating expenses:
Research and development	54,656	59,607
Sales and marketing	18,749	14,674
General and administrative	11,283	44,898

Total operating expenses	84,688	119,179

Loss from operations	(109,045)	(123,613)
Interest expense	(503)	(261)
Interest and other income, net	5,952	2,535

Loss before income taxes	(103,596)	(121,339)
Provision for income taxes	—	—

Net loss	$(103,596)	$(121,339)

Net loss per share—basic and diluted	$(4.43)	$(7.36)

See notes to consolidated financial statements.

DESKTOP METAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

(in thousands)

	Years Ended December 31,
	2019	2018
Net loss	$(103,596)	$(121,339)
Other comprehensive gain, net of taxes:
Unrealized gain on available-for-sale marketable securities	171	114

Total comprehensive loss, net of taxes of $0	$(103,425)	$(121,225)

See notes to consolidated financial statements.

DESKTOP METAL, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

(in thousands, except share amounts)

	Convertible Preferred Stock
			Common Stock					Accumulated Other Comprehensive (Loss) Income
					Additional Paid-in Capital	Notes Receivable	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount
BALANCE—January 1, 2018	79,994,884	$241,789	12,971,191	$2	$2,810	$—	$(69,327)	$(210)	$(66,725)
Issuance of Series D Convertible Preferred Stock—net of issuance costs ($169)	4,097,785	35,100	—	—	—	—	—	—	—
Exercise of common stock options	—	—	526,898	—	373	—	—	—	373
Vesting of restricted Common Stock	—	—	5,575,000	—	8		—	—	8
Stock-based compensation expense	—	—	—	—	2,965	—	—	—	2,965
Common Stock warrants issued	—	—	—	—	35	—	—	—	35
Issuance of notes receivable to stockholder	—	—	279,166	—	249	(249)	—	—	—
Net loss	—	—	—	—	—	—	(121,339)	—	(121,339)
Other comprehensive income	—	—	—	—	—	—	—	114	114

BALANCE—December 31, 2018	84,092,669	276,889	19,352,255	2	6,440	(249)	(190,666)	(96)	(184,569)

Issuance of Series E Convertible Preferred Stock—net of issuance costs ($124)	13,450,703	134,667	—	—	—	—	—	—	—
Issuance of Series E-1 Convertible Preferred Stock—net of issuance costs ($22)	2,494,737	24,977	—	—	—	—	—	—	—
Exercise of common stock options	—	—	996,753	—	708	—	—	—	708
Vesting of restricted Common Stock	—	—	5,653,512	1	7	—	—	—	8
Stock-based compensation expense	—	—	—	—	5,215	—	—	—	5,215
Common Stock warrants issued	—	—	—	—	1,038	—	—	—	1,038
Issuance of common stock for acquisitions	—	—	873,203	—	3,563	—	—	—	3,563
Repayment of notes receivable	—	—	(62,610)	—	(249)	249	—	—	—
Net loss	—	—	—	—	—	—	(103,596)	—	(103,596)
Other comprehensive income	—	—	—	—	—	—	—	171	171

BALANCE—December 31, 2019	100,038,109	$436,533	26,813,113	$3	$16,722	$(0)	$(294,262)	$75	$(277,462)

See notes to consolidated financial statements.

DESKTOP METAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

(in thousands)

	Years Ended December 31,
	2019	2018
Cash Flows from Opearting Activities:
Net loss	$(103,596)	$(121,339)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,087	4,204
Stock-based compensation	5,215	2,965
Expense related to Common Stock warrants issued	1,038	35
(Gain) loss on disposal of property and equipment	(7)	63
Gain on investment, related to Make Composites, Inc.	(1,426)	—
Impairment of capitalized software	444	—
Accretion of discount on investments	(1,570)	(540)
Amortization of debt financing cost	19	—
Net (increase) decrease in accrued interest related to marketable securities	(36)	135
Changes in operating assets and liabilities:
Accounts receivable	(1,465)	(3,058)
Inventory and deferred cost of goods sold	(1,694)	(6,973)
Prepaid expenses and other current assets	809	651
Accounts payable	(4,455)	9,066
Accrued expenses and other current liabilities	3,272	(501)
Customer deposits	152	609
Deferred revenue	(1,693)	3,922
Change in right of use assets and lease liabilities, net	(296)	(241)

Net cash used in operating activities	(97,202)	(111,002)

Cash Flows from Investing Activities:
Purchases of property and equipment	(6,867)	(13,970)
Proceeds from sale of property and equipment	—	14
Capitalized software, net	(321)	(806)
Purchase of marketable securities	(215,584)	(96,828)
Proceeds from sales and maturities of marketable securities	196,836	151,047
Cash paid for acquisition, net of cash acquired	(96)	—
Other investments	—	(450)

Net cash (used in) provided by investing activities	(26,032)	39,007

Cash Flows from Financing Activities
Proceeds from Preferred Stock issuances, net of issuance cost	159,644	35,100
Proceeds from exercise of stock options	708	373
Proceeds from term loan	—	9,953

Net cash provided by financing activities	160,352	45,426

Net increase (decrease) in cash, cash equivalents, and restricted cash	37,118	(26,569)
Cash and cash equivalents at beginning of year	29,043	55,612
Restricted cash	612	612

Cash, cash equivalents, and restricted cash at end of year	$66,773	$29,655

Supplemental cash flow information:
Interest paid	$485	$251

Non-cash investing and financing activities:
Common Stock issued for acquisitions	$3,563	$—

Additions to right of use assets and lease liabilities	$296	$—

Purchase of property and equipment included in accrued expense	$109	$307

Common Stock forfeited in satsifaction of note receivable	$249	$—

See notes to consolidated financial statements.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1. ORGANIZATION, NATURE OF BUSINESS, AND RISK AND UNCERTAINTIES

Organization and Nature of Business

        Desktop Metal, Inc. and subsidiaries (the "Company" "Desktop Metal") is a Delaware corporation headquartered in Burlington, Massachusetts. The Company was founded in 2015 and is accelerating the transformation of manufacturing with 3D printing solutions for engineers, designers, and manufacturers. The Company designs, produces and markets 3D printing systems to a variety of end customers.

Risks and Uncertainties

        The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional funding, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology. The Company has financed its operations to date primarily with proceeds from the sale of Convertible Preferred Stock. The Company's long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations. Management believes that existing cash and investments as of September 2020 will be sufficient to fund operating and capital expenditure requirements through at least twelve months from the date of issuance of these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying consolidated financial statements include the accounts of Desktop Metal, Inc. and its wholly owned subsidiaries, Desktop Metal Securities Corporation and Desktop Metal GmbH. The functional currency of Desktop Metal GmbH is U.S. Dollars. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with GAAP requires the Company's management to make judgements, estimates and assumptions regarding uncertainties that affect the reported amounts of assets, liabilities and related disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

        Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management's estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        Cash equivalents include all highly liquid investments maturing within 90 days or less from the date of purchase. Cash equivalents, consist of money market funds, totaling $40.5 million and $24 million as of December 31, 2019 and 2018 respectively, as well as other highly-liquid cash equivalents totaling $25 million as of December 31, 2019.

Short-Term Investments

        All of the Company's investments, which consist of debt securities, are classified as available for sale and are carried at fair value. Unrealized gains and losses considered to be temporary in nature are recorded as a component of accumulated other comprehensive loss, net of related income taxes. The Company reviews all investments for reductions in fair value that are other than temporary. When such reductions occur, the cost of the investment is adjusted to fair value through recording a loss on investments in the consolidated statements of operations. Gains and losses on investments are calculated on the basis of specific identification.

Restricted Cash

        The Company maintains a letter of credit for the benefit of the landlord for their office facility. The issuer of the letter of credit requires the Company to maintain a deposit in the amount of $0.6 million to secure the letter, which is reported as restricted cash in the consolidated balance sheets. This letter of credit automatically renews every year until it matures on February 7, 2024; therefore, it is classified as long term in nature at December 31, 2019 and 2018.

Revenue

Product Revenue and Service Revenue

        Product revenue include sales of the Company's 3-D metal systems, which consist of modular printers, furnaces, and debinders as well as sale of accessories and consumables. These consumables are primarily comprised of materials, which are used by the printers during the printing process to produce parts. Certain on-premises software that is embedded with the hardware and sold with the product bundle and is included within product revenue. Revenue from products is recognized upon transfer of control, which is generally at the point of shipment. The Company typically recognizes revenue on embedded software once the customer has been given access to the software.

        Services revenue includes revenue from various software cloud-based solutions the Company offers to facilitate the design of parts and operation of the Company's products. The Company offers multiple software products, which are licensed through either a cloud-based solution and/or an on-premises software subscription, depending on the product. For the cloud-based solution, the Company typically provides an annual subscription that the customer does not have the right to take possession of and is renewed at expiration. The revenue from the cloud-based solution is recognized ratably over the annual term as the Company considers the services provided under the cloud-based solution to be a series of distinct performance obligations, as the Company provides continuous daily access to the cloud solution. For on-premises software subscriptions, the Company typically recognizes revenue once the customer has been given access to the software. Service revenue also consists of installation, training,

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and post contract support. When the Company enters into development contracts, control of the development service is transferred over time, and the related revenue is recognized over time.

Revenue Recognition

        The Company adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, on January 1, 2018, using the full retrospective method. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services. The amount of consideration is typically a fixed price at the contract inception. Consideration from shipping and handling is recorded on a gross basis within product revenue.

        The Company determines revenue recognition through the following steps:

  •
  Identification of the contract, or contracts, with a customer

  •
  Identification of the performance obligations in the contract

  •
  Determination of the transaction price

  •
  Allocation of the transaction price to the performance obligations in the contract

  •
  Recognition of revenue when, or as, the Company satisfies a performance obligation

Nature of Products and Services

        The Company sells its products primarily through authorized resellers, independent sales agents, and its own sales force. Revenue from hardware and consumables is recognized upon transfer of control, which is generally at the point of shipment.

        The Company's post-contract support is primarily sold through one-year annual contracts and post contract support revenue is recognized ratably over the term of the agreement. Post contract support is related to the service and maintenance of the Company's hardware products after delivery and installation to the customer. Service revenue from installation and training is recognized as performed.

        Our terms of sale generally provide payment terms that are customary in the countries where the Company transacts business. To reduce credit risk in connection with certain sales, the Company may, depending upon the circumstances, require deposits or payment in full prior to shipment.

        Due to the short term nature of our contracts substantially all of our outstanding performance obligations are recognized within one year.

        Shipping and handling activities that occur after control over a product has transferred to a customer are accounted for as fulfillment activities rather than performance obligations, as allowed under a practical expedient provided by ASC 606. The shipping and handling fees charged to customers are recognized as revenue and the related costs are included in cost of revenue at the point in time when ownership of the product is transferred to the customer. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Judgements

        The Company enters into contracts with customers that can include various combinations of hardware products, software licenses, and services, which are distinct and accounted for as separate performance obligations. Products or services that are promised to a customer can be considered distinct if both of the following criteria are met: (i) the customer can benefit from the products or services either on its own or together with other readily available resources and (ii) the Company's promise to transfer the products, software, or services to the customer is separately identifiable from other promises in the contract. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

        Judgement is required to determine the standalone selling price (SSP). The transaction price is allocated to each distinct performance obligation on a relative standalone selling price basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based historical transaction data of the observable prices of hardware products sold separately in comparable circumstances to similar customers, observable renewal rates for software and post contract support, and the Company's best estimates selling price at which the Company would have sold the product regularly on a stand-alone basis for training and installation. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

Contract Balances

        The timing of revenue recognition, billings and cash collections results in billed accounts receivable, customer deposits and deferred revenues (contract liabilities) on the consolidated balance sheets. Timing of revenue recognition may differ from the timing of invoicing to customers. The Company record a receivable at the time of invoicing. For most contracts, customers are invoiced when products are shipped or when services are performed. The Company will typically bill in advance for post-contract support and cloud-based software licenses, resulting in deferred revenue.

        When products have been delivered, but the product revenue associated with the arrangement has been deferred the Company includes the costs for the delivered items in deferred costs of goods sold on the consolidated balance sheets until recognition of the related revenue occurs, at which time it is recognized in cost of goods sold.

        As of December 31, 2019, the Company deferred approximately $2.2 million of revenue and $0.3 million of costs, included in deferred costs of goods sold. The $3.9 million of revenue deferred as of December 31, 2018 was recognized as revenue in 2019. The deferred revenue consists primarily of billed post contract support and cloud-based software licenses that are recognized ratably over the term of the agreement, and to a lesser extent related to contracts that have outstanding performance obligations, and contracts that have acceptance terms that have not yet been fulfilled.

        As of December 31, 2018, the Company deferred approximately $3.9 million of revenue and $3 million of costs, included in deferred costs of goods sold for hardware products delivered in 2018, and the remaining obligations for software, and services products to be delivered in 2019. The Company began shipping its 3-D metal solutions during the fourth quarter of 2018. Due to the lack of history of the performance of the product and associated risk of return, as well as the lack of history of

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

estimating additional costs associated with installation, the Company considered these as variable revenue constraints that required deferral of revenue for certain customers. The Company has recognized revenue only to the extent that it is probable that a significant reversal will not occur.

        As our contracts are primarily one year or less, substantially all deferred revenue outstanding at the end of the year is recognized during the following year.

        Our terms of sale generally provide payment terms that are customary in the countries where we transact business. To reduce credit risk in connection with certain sales, we may, depending upon the circumstances, require deposits prior to shipment.

        During the years ended December 31, 2019 and 2018, the Company pays commissions to its external partners and internal sales team. The Company acts as a principal in the contracts with their partners as the Company controls the product, establishes the price, and bears the risk of nonperformance. The Company records the revenue on a gross basis and commissions are recorded as a sales and marketing expense. The Company recognizes its commission expense as a point-in-time expense as contract obligations are primarily completed within a one-year contract period.

        See Note 14 for additional information related to disaggregation of revenue.

Allowance for Doubtful Accounts

        In evaluating the collectability of accounts receivable, the Company assesses a number of factors, including specific customers' abilities to meet their financial obligations, the length of time receivables are past due, and historical collection experience. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the consolidated financial statements.

        The Company evaluates specific accounts for which it is believed a customer may have an inability to meet their financial obligations. In these cases, judgment is applied, based on available facts and circumstances, and record a specific reserve is recorded for that customer to reduce the receivable to an amount expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved.

        As of December 31, 2019, and 2018, the Company has recorded $0.2 million and $0.0 million respectively, in allowance of doubtful accounts. In the years ended December 31, 2019 and 2018 the Company recorded bad debt expense of $0.2 million and $0.0 million, respectively.

Earnings Per share

        The Company presents basic and diluted loss per common share amounts. Basic loss per common share is calculated by dividing net loss available to Common Stockholders by the weighted average number of common shares outstanding during the applicable period.

        The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

dilutive shares outstanding include the dilutive effect of in-the-money options and unvested Restricted Stock Agreements ("RSAs") using the treasury stock method. See Note 16 for further information.

Warranty Reserve

        Substantially, all of the Company's products, hardware, and software are covered by a standard assurance warranty of one year. In the event of a failure of hardware product or software covered by this warranty, the Company may repair or replace the software or hardware product at its option. The Company's warranty reserve reflects estimated material and labor costs for potential or actual product issues in its installed base for which the Company expects to incur an obligation. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary. If the data used to calculate the adequacy of the warranty reserve are not indicative of future requirements, additional or reduced warranty reserves may be required.

        As of December 31, 2019 and 2018 the Company has recorded $1.5 million and $0.1 million, respectively, of warranty reserve within accrued expenses and other current liabilities on the consolidated balance sheets. Accrued warranty consisted of the following (in thousands):

	Years Ended December 31,
	2019	2018
Warranty reserve, at the beginning of the year	$116	$—
Additions to warranty reserve	2,352	116
Claims fulfilled	(977)	—

Warranty reserve, at the end of the year	$1,491	$116

        Warranty reserve is recorded through cost of sales in the consolidated statements of operations.

Inventory and Deferred Cost of Goods Sold

        Inventory is stated at the lower of cost or net realizable value, determined on a first-in, first-out basis, and consists of the following (in thousands):

	Years Ended December 31,
	2019	2018
Work in process	$1,081	$2,741
Finished goods	7,324	1,241

	$8,405	$3,982

        The Company provides for inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is reduced to the estimated net realizable value based on historical usage and expected demand.

        Inventory provisions based on obsolescence and inventory in excess of forecasted demand are recorded through cost of sales in the consolidated statements of operations.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk and Off-Balance-Sheet Risk

        The Company has no significant off-balance-sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents. The Company maintains its cash and cash equivalents principally with accredited financial institutions of high-credit standing.

Customer Deposits

        Payments received from customers who have placed reservations or purchase orders in advance of shipment are refundable upon cancellation or non-delivery by the Company and are included within customer deposits on the consolidated balance sheets.

Property and Equipment

        Property and equipment is stated at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the determination of net income or loss. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets.

Business Combinations

        The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The estimates used to value the net assets acquired are based in part on historical experience and information obtained from the management of the acquired company. The Company generally values the identifiable intangible assets acquired using a discounted cash flow model. The significant estimates used in valuing certain of the intangible assets, include, but are not limited to future expected cash flows of the asset, discount rates to determine the present value of the future cash flows and expected technology life cycles. Intangible assets are amortized over their estimated useful life; the period over which the Company anticipates generating economic benefit from the asset. Fair value adjustments subsequent to the acquisition date, that are not measurement period adjustments, are recognized in earnings.

Goodwill and Intangible Assets

        The Company has recorded $2.3 million of goodwill and $3.3 million of acquired technology, net of $0.3 million of amortization expense as of December 31, 2019, as a result of two business combinations completed during the year ended December 31, 2019.

        Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition that is not individually identified and separately recorded. The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill. Intangible assets consist of identifiable intangible assets, including developed technology, resulting from the Company's acquisitions.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill is not amortized but is tested for impairment at least annually (as of the first day of the fourth quarter) or as circumstances indicate the value may no longer be recoverable. To assess if goodwill is impaired, the Company performs a qualitative assessment to determine whether further impairment testing is necessary. The Company then compares the carrying amount of the single reporting unit to the fair value of the reporting unit. An excess carrying value over fair value would indicate that goodwill may be impaired.

        The Company evaluates definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If indicators of impairment are present, the Company then compares the estimated undiscounted cash flows that the specific asset is expected to generate to its carrying value. If such assets are impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. To date, there have been no impairments of goodwill or intangible assets. Intangible assets are amortized over their useful life.

Impairment of Long-Lived Assets

        The Company evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company does not believe that any events have occurred through December 31, 2019, that would indicate its long-lived assets are impaired, other than the capitalized software as detailed in Note 6.

Research and Development

        Research and development costs are expensed as incurred. Research and development expense includes costs, primarily related to salaries and benefits for employees and prototypes and design expenses, incurred to develop intellectual property and is charged to expense as incurred. Costs incurred internally in researching and developing a software product to be sold to customers are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for software products is reached after all high-risk development issues have been resolved through coding and testing. Generally, this occurs shortly before the products are released, such that there are no material costs to capitalize.

Advertising Expense

        Advertising expense is included within sales and marketing expense in the consolidated statements of operations and was $0.1 million, $0.1 million for the years ended December 31, 2019 and 2018, respectively. It primarily includes promotional expenditures and is expensed as incurred; as such, efforts have not met the direct-response criteria required for capitalization.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

        The Company accounts for all stock options granted to employees and nonemployees using a fair value method. Stock-based compensation is measured at the grant-date fair value of the award and is then recognized as the related services are rendered, typically over the vesting period. The measurement date for employee awards is generally the date of the grant and the measurement date for nonemployee awards is generally the date the performance of services is completed. The Company estimates forfeitures that will occur in their determination of the expense recorded.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statements carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

        The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be sustained on audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2019 and 2018, the Company has not identified any uncertain tax positions for which reserves would be required.

Comprehensive Loss

        The Company's comprehensive loss consists of its net loss and unrealized gain and loss from investments.

Recently Issued Accounting Standards

Recently Adopted Accounting Guidance

        In November 2016, the Financial Accounting Standards Board (FASB) Issued Accounting Standards Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, that requires the changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents should not be presented as cash flow activities in the consolidated statements of cash flows. The Company has adopted the ASU as of January 1, 2019 on a retrospective basis.

        In January 2016, the FASB Issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The Company has adopted the ASU as of January 1, 2019, with no effect on the Company's net loss or other comprehensive loss.

Recent Accounting Guidance Not Yet Adopted

        In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification 740, Income Taxes. It also clarifies certain aspects of the existing guidance to promote more consistent application. This standard is effective for calendar-year public business entities in 2021 and interim periods within that year, and early adoption is permitted. The Company is currently in the process of evaluating the impact the new standard will have on our consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which substantially aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees. The ASU also clarifies that any share-based payment issued to a customer should be evaluated by the new revenue recognition standard. The new ASU requires a modified retrospective transition approach. The ASU is effective for the Company beginning January 1, 2020. The Company intends to adopt the updated standard when it reports its annual results.

        In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04"), which eliminates the performance of Step 2 from the goodwill impairment test. In performing its annual or interim impairment testing, an entity will instead compare the fair value of the reporting unit with its carrying amount and recognize any impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact of these changes on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. This ASU added a new impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact of these changes on its consolidated financial statements.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

3. PROPERTY AND EQUIPMENT

        Depreciation is expensed using the straight-line method over the estimated useful lives of the assets as follows:

Asset Classification	Useful Life
Equipment	3–5 years
Furniture and fixtures	3 years
Computer equipment	3 Years
Tooling	3 Years
Software	3 Years
Leasehold improvements	Shorter of asset's useful life or remaining life of the lease

        Property and equipment—net consisted of the following at December 31, 2019 and 2018 (in thousands):

	Years Ended December 31,
	2019	2018
Equipment	$13,358	$8,306
Furniture and fixtures	895	875
Computer equipment	1,089	1,045
Tooling	1,823	1,303
Software	954	302
Leasehold improvements	13,880	13,357
Construction in process	170	—

Property and equipment—gross	32,169	25,188
Less: accumulated depreciation	(13,782)	(6,191)

Property and equipment—net	$18,387	$18,997

        Depreciation and amortization expense was $7.6 million and $4.1 million for the years ended December 31, 2019 and 2018, respectively.

4. ACQUISITIONS

        In July 2019, the Company acquired all outstanding shares of Make Composites, Inc. ("Make") for a total purchase price of $5.4 million through the issuance of 873,203 shares of the Company's Common Stock. Make is a composite printer research and development company that was acquired primarily for the complementary technology. The Company incurred transaction costs totaling $0.1 million that are included in general and administrative expenses in the consolidated statements of operations. The purchase price was allocated with $1.9 million to goodwill, $3.2 million to acquired technology, and $0.3 million to acquired tangible assets, consisting primarily of cash. The Company recorded a gain of $1.4 million on its original non-controlling investment of Make. This gain is recorded in interest and other income, net in the consolidated statements of operations. The goodwill acquired is deductible for income tax purposes. As of December 31, 2019, the Company's accounting for the acquisition is complete. In connection with the acquisition, the Company issued restricted stock, options and warrants to employees and contractors of Make which have future service obligations to vest and are accounted for as post-combination expense.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

4. ACQUISITIONS (Continued)

        In March 2019, the Company acquired all outstanding shares of addLEAP AB, a Swedish3D printer research and development company, for a purchase price of $0.4 million paid in cash. The acquisition was completed to further the Company's advances in 3D printing. The purchase price was allocated to $0.3 million of goodwill and $0.1 million of acquired technology. Total transaction costs of $0.1 million are included in general and administrative expenses in the consolidated statements of operations. The goodwill acquired is deductible for income tax purposes. As of December 31, 2019, the Company's accounting for the acquisition is complete. In connection with the acquisition, the Company issued 74,843 shares of restricted stock that have future service obligations to vest and are accounted for as post-combination expense.

5. ACQUIRED TECHNOLOGY

        Acquired technology consisted of the following (in thousands):

	Gross Value	Estimated Life	Accumulated Amortization	Balance December 31, 2019
Total acquired technology	$3,270	5 years	$276	$2,994

        The Company recognized $0.3 million of amortization expense as of December 31, 2019 and expects to recognize $0.7 million of amortization expense annually in the years ended December 31, 2020, through 2023, and $0.4 million in 2024. The weighted-average remaining amortization period is 4.5 years.

6. CAPITALIZED SOFTWARE

        The Company capitalizes certain costs related to the development and implementation of cloud computing software. Costs incurred during the application development phase are capitalized only when the Company believes it is probable the development will result in new or additional functionality. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party developers working on these projects. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset, which is typically 3 years.

        The Company incurred $0.2 million and $18,000 in amortization expense for the years ended December 31, 2019 and 2018, respectively. The Company recorded an impairment charge of $0.4 million in the year ended December 31, 2019, for software that will no longer be utilized by the Company.

        Capitalized software consists of the following (in thousands):

	Years Ended December 31,
	2019	2018
Capitalized software development costs	$1,127	$806
Accumulated amortization	(237)	(18)
Impairment	(444)	—

Total capitalized software costs	$446	$788

        The Company expects to incur amortization expense of $0.2 million, $0.1 million, and $0.1 million for the years ending 2020, 2021, and 2022, respectively.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

7. FAIR VALUE MEASUREMENTS

        The Company uses the following three-tier fair value hierarchy, which prioritizes the inputs used in measuring the fair values for certain of its assets and liabilities:

        Level 1 is based on observable inputs, such as quoted prices in active markets;

        Level 2 is based on inputs other than the quoted prices in active markets that are observable either directly or indirectly; and

        Level 3 is based on unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

        This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Items measured at fair value on a recurring basis include money market funds.

        The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs the Company utilized to determine such fair value (in thousands):

	December 31, 2019
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$40,454	$—	$—	$40,454
Asset-backed securities	—	16,806	—	16,806
Corporate bonds	—	67,948	—	67,948
Other investments	—	25,001	—	25,001

Total assets	$40,454	$109,755	$—	$150,209

	December 31, 2018
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$24,380	$—	$—	$24,380
Asset-backed securities	—	13,285	—	13,285
Corporate bonds	—	50,944	—	50,944
Other investments	—	—	450	450

Total assets	$24,380	$64,229	$450	$89,059

        At December 31, 2019 and December 31, 2018 other investments consisted of other cash equivalents and an investment in Make Composites, Inc. respectively. All investments mature within one year.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

8. SHORT-TERM INVESTMENTS

        The Company invests its excess cash in fixed income instruments denominated and payable in U.S. dollars including U.S. treasury securities, corporate bonds and asset-backed securities in accordance with the Company's investment policy that primarily seeks to maintain adequate liquidity and preserve capital.

        The Company has designated all investments as available-for-sale and therefore such investments are reported at fair value. Unrealized gains or losses on investments are recorded in accumulated other comprehensive gain (loss), a component of stockholders' equity.

        The following table summarizes the Company's short-term investments (in thousands):

December 31, 2019	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Asset-backed securities	$16,786	$20	$—	$16,806
Corporate bonds	67,893	55	—	67,948

	$84,679	$75	$—	$84,754

December 31, 2018	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Asset-backed securities	$13,350	$—	$(65)	$13,285
Corporate bonds	50,975	—	(31)	50,944

	$64,325	$—	$(96)	$64,229

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        The following table summarizes the Company's components of accrued expenses and other current liabilities (in thousands):

	Years Ended December 31,
	2019	2018
Warranty reserve	$1,491	$116
Compensation and benefits related	897	278
Professional services	780	517
Inventory purchases	620	381
Accrued sales and use tax	578	4
Other	687	510

	$5,053	$1,806

10. DEBT

        Term Loan—In June 2018, the Company entered into a $20 million term loan for 36 months. The loan provided $10 million immediately funded with the additional $10 million available to be drawn in up to three draws of not less than $2 million for 12 months from close of the facility. The loan is interest-only for the full 36 months with the principal due at maturity in June 2021. Interest is calculated using the Wall Street Journal Prime rate minus 0.5%, payable monthly in arrears (4.75% at December 31, 2019 and 5.50% at December 31, 2018). The loan contains a cash trigger. If the Company's cash and investments fall below $30 million, cash equal to the total amount of the outstanding debt is required to be placed in a restricted money market account. The loan also contains reporting requirements and gives the lender first priority lien on all assets.

        The outstanding amount as of December 31, 2019 and 2018 was $10 million and $10 million, respectively. The $10 million is due to be paid in June 2021.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

10. DEBT (Continued)

        Deferred Financing Costs—In connection with the above borrowings, the Company incurred $56,539 of expenses, which have been recorded as deferred financing costs. The Company amortizes these costs over the life of the borrowing. During the years ended December 31, 2019 and 2018, the Company recorded $18,846 and $9,423, respectively, of interest expense related to the amortization of the financing costs. As of December 31, 2019 and 2018, the remaining unamortized balance of deferred financing costs totaled $28,270 and $47,116, respectively, and is included in long-term debt, net of deferred financing costs in the consolidated balance sheets.

11. COMMITMENTS AND CONTINGENCIES

Leases

        In February 2016, the FASB established Topic 842, Leases, by issuing ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about leasing arrangements.

        The Company adopted the lease standard on January 1, 2018, using a modified retrospective approach, applying the new standard to all leases existing at January 1, 2018. The Company elected the permitted practical expedients to not reassess the following related to leases that commenced before the effective date of ASC 842:

          (i)  whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases.

        The lease standard also provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition and therefore, the Company does not recognize right-of-use assets or lease liabilities for leases with less than a twelve-month duration. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases.

        Upon adoption of ASC 842, the Company identified real estate and equipment leases and recorded right of use assets of $3.4 million and operating lease liabilities of $4.7 million. The difference between the value of the right of use assets and lease liabilities is due to the reclassification of existing deferred rent, prepaid rent, and unamortized lease incentives as of January 1, 2018 totaling $1.3 million. At December 31, 2019, the Company recorded $2.3 million as a right of use asset and $3.8 million as an operating lease liability. At December 31, 2018, the Company recorded $2.4 million as a right of use asset and $4.2 million as an operating lease liability. The Company assesses its right-of-use asset and other lease-related assets for impairment. There were no impairments recorded related to these assets during the years ended December 31, 2019 and December 31, 2018.

        The Company identified one service agreement that contained an embedded lease. The agreement does not contain fixed or minimum payments, but the Company has concluded that the variable lease expense totaled $40,481, $38,253 during the years ended December 31, 2019 and 2018, respectively.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

11. COMMITMENTS AND CONTINGENCIES (Continued)

        Information about other lease-related balances is as follows (in thousands):

	Years Ended December 31,
Lease cost	2019	2018
Operating lease cost	$655	$627
Short-term lease cost	32	62
Variable lease cost	40	38

Total lease cost	$727	$727

Other Information
Operating cash flows from operating leases	$951	$868
Weighted-average remaining lease term—operating leases (years)	4.2	5.3
Weighted-average discount rate—operating leases	7.6%	7.6%

        The rate implicit in the lease is not readily determinable in most of the Company's leases, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

        Future minimum lease payments under noncancelable operating leases at December 31, 2019, are as follows (in thousands):

2020	$1,073
2021	1,071
2022	1,069
2023	1,028
2024	258

Total lease payments	4,499
Less amount representing interest	(667)

Total lease liability	3,832
Less current portion of lease liability	(806)

Lease liability, net of current portion	$3,026

        As of December 31, 2019, the Company does not have material operating leases that have not commenced.

Legal Proceedings

        From time to time, the Company may face legal claims or actions in the normal course of business. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

11. COMMITMENTS AND CONTINGENCIES (Continued)

loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings. In 2018, the Company was engaged in litigation with a competitor with both parties asserting claims of patent infringement and trade secret misappropriation. The litigation was resolved in October 2018 when the parties entered into a settlement agreement. The legal proceedings and settlement amount of $36.2 million is reflected in general and administrative expenses on the statement of operations in the year ended December 31, 2018.

        The Company is presently a respondent in a Judicial Arbitration and Mediation Services (JAMS) arbitration brought against it by a competitor. The basis for the claim is the alleged violation of a provision of a 2018 settlement agreement between the two companies, which provided that neither company could make statements that misrepresented the functionality of the other company's products.

        The arbitration is presently set to commence in late 2020. Critical phases of the arbitration remain and therefore any loss cannot be estimated at this time.

12. INCOME TAXES

        During the years ended December 31, 2018 and 2019, the Company recorded no income tax benefits due to the losses incurred due to the uncertainty of future taxable income. For financial reporting purposes, Income (Loss) before provision for income taxes, includes the following components:

	Years Ended December 31,
	2019	2018
United States	$(103,596)	$(121,339)
Foreign	—	—

Loss before income taxes	$(103,596)	$(121,339)

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

12. INCOME TAXES (Continued)

        A reconciliation of the expected income tax (benefit) computed using the federal statutory income tax rate to the Company's effective income tax rate is as follows for the year ended December 31,2018 and 2019:

	Years Ended December 31,
	2019	2018
Effective income tax rate:
Expected income tax benefit at the federal statutory rate	21%	21%
State taxes	6%	6%
Change in valuation allowance	(30)%	(26)%
Research and development credit carryover	2%	3%
Legal proceedings and settlement expense	0%	(4)%
Permanent differences	1%	0%

Effective income tax rate	0%	0%

        As of December 31, 2019 and 2018, deferred tax assets consist of the following (in thousands):

	Years Ended December 31,
	2019	2018
Deferred tax assets:
Federal and state net operating carryforwards	$56,333	$23,310
Research and development and other credits	11,072	7,567
Capitalized start-up costs	17,032	24,048
Compensation-related items	1,286	568
Deferred lease liability	1,111	1,212
Other deferred tax assets	2,068	379

Total gross deferred tax asset	88,902	57,084

Valuation allowance	(87,370)	(56,405)

Net deferred tax asset	1,532	679

Deferred tax liabilities:
Right-of-use asset	(664)	(679)
Acquired technology	(868)	—

Total deferred tax liabilities	(1,532)	(679)

Net deferred tax asset	$—	$—

        Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740 Income Taxes, the Company evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets as of December 31, 2019. As a result of the fact that the Company has incurred tax losses from inception, the Company has determined that it was more likely than not that the Company would not realize the benefits of federal and state net deferred tax

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

12. INCOME TAXES (Continued)

assets. Accordingly, a full valuation allowance was established against the net deferred tax assets as of December 31, 2019 and 2018.

        Changes in the valuation allowance for deferred tax assets during the year ended December 31, 2018, and 2019 were as follows:

	Years Ended December 31,
	2019	2018
Valuation allowance at beginning of the year	$56,405	$21,700
Increases recorded to income tax provision	30,965	34,705
Decreases recorded as a benefit to income tax provision	—	—
Increases recorded as an adjustment to equity	—	—

Valuation allowance at end of year	$87,370	$56,405

        As of December 31, 2019 and December 31, 2018 the Company had federal net operating loss carryforwards of $197.7 million and $79.6 million, respectively, which may be available to reduce future taxable income. These carryforwards generated in 2017 and prior expire at various dates through 2037. The $152.2 million in carryforwards generated from 2018 forward do not expire. As of December 31, 2019, and 2018, the Company had State net operating loss carryforwards of $184.2 million and $80.8 million, respectively, which may be available to reduce future taxable income. These carryforwards expire at various dates through 2039. In addition, the Company had federal and state research and development tax credit carryforwards of $11.1 million available to reduce future tax liabilities, which will expire at various dates through 2034.

        Utilization of the Company's net operating loss ("NOL") carryforwards and research and development ("R&D") credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 ("Section 382") as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership changes as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to significant complexity with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforward or research and development tax credits carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforward or research and development tax credit carryforwards before utilization.

        The Company files income tax returns in the U.S. federal tax jurisdiction, Massachusetts and Rhode Island. Since the Company is in a loss carryforward position, the Company is generally subject

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

12. INCOME TAXES (Continued)

to examination by the US federal, state and local income tax authorities for all tax years in which a loss carryforward is available. The Company is currently not under examination by the Internal Revenue Service of any other jurisdiction for any tax years. The Company has not recorded any interest or penalties on any unrecognized tax benefits since inception. The Company does not believe material uncertain tax positions have arisen to date.

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

        Authorized Shares—At December 31, 2019 and 2018, the Company's authorized shares consisted of 156,000,000 shares of Common Stock, $0.0001 par value (the "Common Stock") 100,038,109 shares of Convertible Preferred Stock, respectively, par value of $0.0001 per share; 26,189,545 of which are designated as Series A Convertible Preferred Stock ("Series A Preferred Stock"), 23,675,035 of which are designated as Series B Convertible Preferred Stock ("Series B Preferred Stock"), 13,152,896 shares are designated as Series C Convertible Preferred Stock ("Series C Preferred Stock"), 21,075,193 shares are designated as Series D Convertible Preferred Stock ("Series D Preferred Stock"), 13,450,703 shares are designated as Series E Convertible Preferred Stock ("Series E Preferred Stock"), and 2,494,737 shares are designated as Series E-1 Convertible Preferred Stock ("Series E-1 Preferred Stock") (collectively, the "Series Preferred Stock").

Preferred Stock

        On January 29, 2018 and June 29, 2018, the Company issued 4,086,111 and 11,674 shares of Series D Preferred Stock, respectively, at a purchase price of $8.5656 per share. The issuance costs for Series D Preferred Stock in 2018 were $0.2 million.

        On January 14, 2019 the Company issued 13,450,703 shares of Series E Preferred Stock at a purchase price of $10.0211 per share. The issuance costs for Series E Preferred Stock were $0.1 million.

        On January 14. 2019 the Company issued 2,494,737 shares of Series E-1 Preferred Stock at a purchase price of $10.0211 per share. The issuance costs for Series E-1 Preferred Stock were $0.02 million.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

        The following table summarizes details of Convertible Preferred Stock authorized, issued and outstanding as of December 31, 2019 and 2018 ($ in thousands):

	Years Ended December 31,
Convertible Preferred Stock Classes	2019	2018
Series A Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 26,189,545 and 26,189,545 shares, (liquidation preference of $106,853 and $88,783 at December 31, 2019 and 2018, respectively)	$13,878	$13,878
Series B Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 23,675,035 and 23,675,035 shares (liquidation preference of $96,594 and $80,258 at December 31, 2019 and 2018, respectively)	37,806	37,806
Series C Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 13,152,896 and 13,152,896 shares (liquidation preference of $53,664 and $45,000 at December 31, 2019 and 2018, respectively)	44,852	44,852
Series D Convertible Preferred Stock, $0.0001 par value—authorized, issued and outstanding, 21,075,193 and 21,075,193 shares (liquidation preference of $180,522 and $180,522 at December 31, 2019 and 2018, respectively)	180,353	180,353
Series E Convertible Preferred Stock, $0.0001 par value—authorized, 13,450,703 shares; issued and outstanding, 13,450,703 and 0 shares (liquidation preference of $134,791 and $0 at December 31, 2019 and 2018, respectively)	134,667	—
Series E-1 Convertible Preferred Stock, $0.0001 par value—authorized, 2,494,737 shares; issued and outstanding, 2,494,737 and 0 shares (liquidation preference of $25,000 and $0 at December 31, 2019 and 2018, respectively)	24,977	—

Total	$436,533	$276,889

        The following describes the rights and preferences of the Company's Series Preferred Stock:

        Voting—The holders of Series Preferred Stock vote together with all other classes and series of stock as a single class on an as-converted basis. Each share of Series Preferred Stock entitles the holder to such number of votes per share as shall equal the whole number of shares of Common Stock into which such share of Series Preferred Stock is then convertible. The holders of the Series A Preferred Stock are entitled to elect one director to the Company's board of directors, the holders of the Series B Preferred Stock are entitled to elect two directors to the Company's board of directors, the holders of Series C Preferred Stock are entitled to elect one director to the Company's board of directors, the holders of the Series E Preferred Stock are entitled to elect one director to the Company's board of directors, and the holders of the Common Stock are entitled to elect two directors to the Company's board of directors. The holders of Series Preferred Stock retain rights to vote on

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

certain specified matters as set forth in the Company's certificate of incorporation. The holders of Series E-1 Preferred Stock are not entitled to vote in elections of directors.

        Dividends—The Series Preferred Stock are entitled to receive dividends at the rate of 8% of the original issue price for each series of Series Preferred Stock payable only when, as and if, declared by the Company's board of directors. Through December 31, 2019, no dividends have been declared.

        Liquidation—Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, the holders of the Series Preferred Stock are entitled to first be paid out of assets available for distribution, on a pari passu basis, prior and in preference to any distribution to the holders of the Company's Common Stock, the greater of (a) an amount equal to $0.53372 per share for the Series A Preferred Stock, $1.6013 per share for Series B Preferred Stock, $3.4213 per share for the Series C Preferred Stock, $8.5656 per share for the Series D Preferred Stock, and $10.0211 per share for the Series E and Series E-1 Preferred Stock, plus declared but unpaid dividends and (b) an amount per share that would have been payable had all shares of the Series Preferred Stock been converted to shares of Common Stock immediately prior to any liquidation, dissolution, or winding-up of the Company. After payment of all preferential amounts required to be paid to the holders of Series Preferred Stock, the remaining assets of the Company available for distribution to the stockholders shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

        Conversion—Each holder of Series Preferred Stock has the right, at their option at any time, to convert any such shares of Series Preferred Stock into fully paid and nonassessable shares of Common Stock. The conversion ratio is determined by dividing the original issue price of such share of Series Preferred Stock by the conversion price then in effect, which is initially equal to $0.53372 per share for the Series A Preferred Stock, $1.6013 per share for Series B Preferred Stock, $3.4213 per share for the Series C Preferred Stock, $8.5656 per share for the Series D Preferred Stock, and $10.0211 per share for the Series E and Series E-1 Preferred Stock. The conversion price is subject to adjustment if certain dilutive events occur. Conversion is mandatory in the event of a firm-commitment underwritten initial public offering of the Company's Common Stock with a value of at least $5.13 per common share and $50 million in proceeds to the Company or upon the election of a majority of the holders of Series Preferred Stock, voting as a single class on an as-converted basis.

        Redemption—The Series Preferred Stock is not subject to mandatory or optional redemption other than in connection with a liquidation, dissolution, or winding-up of the Company.

Common Stock

        Restricted Stock Agreements—During 2015, the Company issued 27,850,000 shares of Common Stock to the initial founders and certain employees of the Company at a purchase price of $0.0001 per share. The shares issued to the founders are subject to the Company's right to repurchase at the original purchase price and such right to repurchase generally lapses at the rate of 20% of the shares upon the first anniversary of the grant date and at the rate of 1.67% per month thereafter over four years. The refundable purchase price related to the shares is reported as current liabilities until the shares are vested

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

        During the year ended December 31, 2019, as part of the Company's acquisitions, the Company issued 497,290 shares of restricted stock with a value of $2.0 million which are considered post-combination consideration and accounted for as stock-based compensation as the shares vest. The shares vest over a four-year service period.

        The activity for stock subject to vesting for the years ended December 31, 2019 and 2018, are as follows (shares in thousands):

	Shared subject to Vesting	Weighted Average Purchase Price
Balance of unvested shares as of January 1, 2019	9,731	0.0001
Issuance of additional shares	497	0.0001
Vested	(5,653)	0.0001

Balance of unvested shares as of December 31, 2019	4,575	0.0001

        At December 31, 2019, the remaining weighted-average vesting period for the stock subject to vesting was 0.7 years.

        In March 2018, the Company issued a promissory note totaling $248,874 in exchange for 279,166 shares of Common Stock. The note accrued interest at the rate of 2.57% per annum and was fully collateralized by the assets of the holder. The Company has accounted for the note as recourse note and has recorded it as a deduction from stockholders' equity. The note plus $6,571 interest was settled with the Company through the repurchase of 62,610 shares of Common Stock by the Company, at the then current fair value in March 2019.

        Stock Incentive Plan—In 2015, the Board of Directors approved the adoption of the 2015 stock incentive plan (the "Plan"). The Plan allows for the award of incentive and nonqualified stock options, restricted stock, and other stock-based awards to employees, officers, directors, consultants, and advisers of the Company. Awards may be made under the Plan for up to 21,522,567 shares of Common Stock. The Board of Directors administers the Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest, and the other terms and conditions of the awards. Options and restricted stock generally vest 25% of the shares upon the first anniversary of the grant date and at the rate of 2.0833% per month thereafter over a three-year period for employees or over the service period for nonemployees and expire 10 years from the date of grant. No tax benefits were realized from options and other share-based payment arrangements during the year.

        As part of the Make acquisition, the Company assumed the 2018 equity incentive plan of Make Composites, Inc. (the "Make Plan"). The Make Plan allows for the award of incentive and nonqualified stock options and warrants for those employees and contractors that were hired as part of the acquisition. The Make Plan allows for 190,223 options and warrants to be issued, which were issued in 2019, with no additional options to be issued in the future. The Board of Directors administers the Make Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest, and the other terms and conditions of the awards. Options and restricted stock generally vest 25% of the shares upon the first anniversary of the grant date and at the rate of 2.0833%

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

per month thereafter over a three-year period for employees or over the service period for nonemployees and expire 10 years from the date of grant. No tax benefits were realized from options and other share-based payment arrangements during the year.

        The Company grants stock options at exercise prices deemed by the Board of Directors to be equal to the fair value of the Common Stock at the time of grant. The fair value of Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company's consolidated financial position and historical financial performance, the status of technological development within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company's competition, the current climate in the marketplace, the illiquid nature of the Common Stock, arm's-length sales of the Company's capital stock (including Convertible Preferred Stock), the effect of the rights and preferences of the Series Preferred Stock, and the prospects of a liquidity event, among others.

        In 2019 and 2018, the Company granted options to purchase 4,692,509 shares and 2,387,517 shares of Common Stock to employees with a fair value of $10.1 million and $3.9 million, respectively, calculated using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,
	2019	2018
Risk-free interest rate	1.7%–2.6%	2.7%–3.0%
Expected volatility	52.7%–53.6%	52.9%–53.8%
Expected life (in years)	5.6–6.1	5.3–6.1
Expected dividend yield	—	—
Fair value of Common Stock	$4.08	$3.39

        The Company issued no options to consultants during the year ended December 31, 2018. In 2019, the Company granted options to purchase 97,919 shares of Common Stock to consultants with a fair value of $0.6 million, calculated using the Black-Scholes option-pricing model with the following assumptions, with the options valued at the date in which they vest:

	Years Ended December 31,
	2019	2018
Risk-free interest rate	1.4%–3.1%	2.1%–3.1%
Expected volatility	52.4%–61.5%	53.7%–61.5%
Expected life (in years)	6.2–10.0	7.2–10.0
Expected dividend yield	—	—
Fair value of Common Stock	$4.08	$3.39

        The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the related stock options. The expected life of employee stock options was calculated using the average of the contractual term of the option and the weighted-average vesting period of the option, as the Company does not have sufficient history to use an alternative method to the simplified method to calculate an expected life for employees. For nonemployee grants, the Company uses the contractual

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

term of the options. The Company has not paid a dividend and is not expected to pay a dividend in the foreseeable future. Expected volatility for the Company's Common Stock was determined based on an average of the historical volatility of a peer group of similar public companies.

        At December 31, 2019 and 2018, the total unrecognized stock-based compensation expense related to unvested stock options aggregated $13.0 million and $6.9 million, respectively. The costs are expected to be recognized over a weighted-average period of one year.

        Total stock-based compensation expense related to all of the Company's stock-based awards granted is reported in the consolidated statements of operations as follows (in thousands):

	Years Ended December 31,
	2019	2018
Research and development	$2,713	$1,696
Sales and marketing expense	1,373	567
General and administrative expense	941	658
Cost of sales	188	44

Total stock based compensation expenses	$5,215	$2,965

        There were 3,894,467 shares available for award under the Plan at December 31, 2019. The option activity of the Plan and Make Plan for the year ended December 31, 2019, is as follows (shares in thousands):

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2019	12,007	$1.65	8.21
Granted	4,790	3.98	9.26
Exercised	(997)	0.71	1.68
Forfeited/expired	(1,008)	1.88	—

Outstanding at December 31, 2019	14,792	2.45	7.84

Options vested at December 31, 2019	7,195	1.52	6.92

Options vested or expected to vest at December 31, 2019	14,555	2.44	7.82

        The aggregate intrinsic value of options outstanding at December 31, 2019 is $24.04 million. The weighted-average grant-date fair value for options granted during 2019 and 2018 was approximately $2.17 and $1.64, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2019 and 2018, was $3.4 million and $2.1 million, respectively.

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

13. CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (Continued)

        Common Stock Reserved for Future Issuance—As of December 31, 2019 and 2018, the Company has reserved the following shares of Common Stock for future issuance (in thousands):

	Years Ended December 31,
	2019	2018
Common Stock options outstanding	14,792	12,007
Shares available for issuance under the Plan	3,894	565
Convertible Preferred Stock outstanding	100,038	84,093
Common Stock warrants outstanding	2,032	2,000

Total shares of authorized Common Stock reserved for future issuance	120,756	98,665

        In May 2017, the Company entered into a strategic collaboration agreement with an investor allowing the investor's resellers to sell and distribute the Company's products. In consideration for this agreement, the Company agreed to issue warrants to purchase up to 2,000,000 shares of Common Stock. The investor is eligible to receive a warrant to purchase one share of Common Stock for every $35.00 in revenue generated by the Company from the investor's resellers. Each warrant is issued at an exercise price equal to $5.00 per share (subject to appropriate adjustment in the event of a stock dividend, stock split, combination, or other similar recapitalization) and shall expire on December 31, 2027. The Company issued 501,113 warrants in 2019 and 18,389 in 2018. The Company recorded $1.0 million related to the fair value of the warrants in 2019 and $34,939 in 2018, calculated using the Black-Scholes warrant-pricing model. The assumptions used in the Black-Scholes pricing model are the same as those used for nonemployee options.

14. SEGMENT INFORMATION

        In its operation of the business, management, including the Company's chief operating decision maker, who is also our Chief Executive Officer, reviews the business as one segment. The Company currently ships its product to markets in the Americas, Europe Middle East and Africa ("EMEA"), and Asia Pacific ("APAC"). Disaggregated revenue data for those markets is as follows (in thousands):

Revenue during the year ended December 31, 2019

	Americas	EMEA	APAC
Product	$12,746	$8,430	$1,582
Services	3,055	563	63

Total	$15,801	$8,993	$1,645

Revenue during the year ended December 31, 2018

	Americas	EMEA	APAC
Product	$751	$—	$—
Services	283	—	—

Total	$1,034	$—	$—

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

14. SEGMENT INFORMATION (Continued)

        During the years ended December 31, 2019 and 2018, the Company recognized the following revenue from service contracts and cloud-based software licenses over time, and hardware and consumable product shipments and subscription software at a point in time (in thousands):

	Years Ended December 31,
	2019	2018
Revenue recognized at a point in time	$22,758	$751
Revenue recognized over time	3,681	283

Total	$26,439	$1,034

        For the years ended December 31, 2019 and 2018, no single customer accounted for more than 10% of our consolidated revenue.

        The Company's long-lived assets are substantially all located in the United States where the Company's primary operations are located.

15. RELATED-PARTY TRANSACTIONS

        The Company recorded $34,939 related to the warrants issued during the year ended December 31, 2018 related to the strategic collaboration agreement (Note 13). The investor was no longer considered a related-party in the year ended December 31, 2019.

        As of December 31, 2018, the Company recognized $0.1 million of revenue and $0.1 million of deferred revenue from sales to two investors.

        The Company invested $0.5 million in a company, Make, during the year ended December 31, 2018, of which common investors own approximately 31% of the outstanding shares. The Company completed the acquisition of Make in the year ended December 31, 2019 (Note 4).

16. NET LOSS PER SHARE

        The Company computes basic loss per share using net loss attributable to Desktop Metal, Inc. Common Stockholders and the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive.

	Years Ended December 31,
(in thousands, except per share amounts)	2019	2018
Numerator for basic and diluted net loss per share:
Net loss attributable to Desktop Metal, Inc Common Stockholders	$(103,596)	$(121,339)
Denominator for basic and diluted net loss per share:
Weighted average shares	23,379	16,495
Net loss per share—Basic and Diluted	$(4.43)	$(7.36)

        For the years ended December 31, 2019 and 2018 the effect of dilutive securities, including non-vested stock options, restricted stock awards, warrants, and Convertible Preferred Stock, was excluded from the denominator for the calculation of diluted net loss per share because we recognized

DESKTOP METAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

16. NET LOSS PER SHARE (Continued)

a net loss for the period and their inclusion would be antidilutive. Dilutive securities excluded were 115,349,706 and 96,117,086 shares for the years ended December 31, 2019 and 2018, respectively.

17. SUBSEQUENT EVENTS

        The coronavirus ("COVID-19") pandemic, as well as the response to mitigate the spread and effects of COVID-19 may impact the Company and its customers, as well as the demand for its products and services. The impact of COVID-19 on the Company's operational results in subsequent periods will largely depend on future developments, cannot be accurately predicted. These developments may include, but are not limited to, new information concerning the severity of COVID-19, the degree of success of actions take to contain or treat COVID-19 and the reactions by consumers, companies, governmental entities, and capital markets to such actions.

        In April 2020, the Company received loan proceeds in the amount of approximately $5.4 million under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses. The Company repaid the loan in its entirety on May 13, 2020.

        In July 2020 in order to incentivize and retain personnel, the Company repriced employee unvested stock option grants to the most recent 409A private stock valuation. Vested awards were not eligible for repricing. The repriced option is subject to a new four year vesting schedule with a vesting commencement date of September 1, 2020. Employees had the ability to opt out of the repricing of the unvested stock option grants by providing notice to the Company.

        On August 26, 2020, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Trine Acquisition Corp ("Trine") to affect a business combination between Trine and the Company with the Company surviving the merger as a wholly owned subsidiary of Trine. At the effective time of the Merger, each share of Desktop Metal Convertible Preferred Stock and each share of Desktop Metal Common Stock will be converted into the right to receive such number of shares of Trine's Class A Common Stock. The aggregate consideration for the transaction payable to Desktop Metal existing stockholders is capped at $1.8 billion. The consummation of the proposed transaction is subject to the receipt of the requisite approval of the stockholders of each Trine and Desktop Metal and the fulfillment of certain other closing conditions.

        Management has evaluated subsequent events occurring through September 14, 2020, the date that these consolidated financial statements were available to be issued and determined that no additional subsequent events occurred that would require recognition or disclosure in these consolidated financial statements other than those in this note.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except share and per share amounts)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$74,647	$66,161
Short-term investments	34,134	84,754
Accounts receivable, net of allowance for doubtful accounts $0.4 million and $0.2 million	2,676	4,523
Inventory	9,783	8,405
Prepaid expenses and other current assets	855	1,888

Total current assets	122,095	165,731
Restricted cash	612	612
Property and equipment, net	16,145	18,387
Capitalized software, net	402	446
Right-of-use assets	2,056	2,289
Goodwill	2,252	2,252
Acquired technology, net	2,613	2,994

Total Assets	$146,175	$192,711

Liabilities, Convertible Preferred Stock and Stockholders' Equity
Current liabilities:
Accounts payable	$9,050	$10,228
Customer deposits	2,268	2,325
Current portion of operating lease liability	848	806
Accrued expenses and other current liabilities	3,978	5,053
Deferred revenue	1,474	2,230
Current portion of long -term debt, net of deferred financing costs	9,981	—

Total current liabilities	27,599	20,642
Long-term debt, net of deferred financing costs	—	9,972
Lease liability, net of current portion	2,588	3,026

Total liabilities	$30,187	$33,640

Commitments and Contingences (Note 9)
Convertible Preferred Stock (Note 11)	436,533	436,533
Stockholders' Equity:
Common Stock, $0.0001 par value—authorized, 156,000,000 shares
issued and outstanding, 31,646,208 and 31,388,426 shares at June 30, 2020 and December 31, 2019, respectively (includes unvested 1,708,577 and 4,575,313 shares of restricted stock)	3	3
Additional paid-in capital	19,236	16,722
Accumulated deficit	(339,832)	(294,262)
Accumulated other comprehensive income	48	75

Total Stockholders' Equity	(320,545)	(277,462)

Total Liabilities, Convertible Preferred Stock and Stockholders' Equity	$146,175	$192,711

See notes to unaudited condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share amounts)

	Six Months Ended June 30,
	2020	2019
Revenues
Products	$4,225	$10,487
Services	1,349	1,594

Total revenues	5,574	12,081
Cost of sales
Products	14,413	21,754
Services	2,269	2,284

Total cost of sales	16,682	24,038

Gross margin	(11,108)	(11,957)

Operating expenses:
Research and development	22,167	26,804
Sales and marketing	7,452	9,933
General and administrative	5,589	5,499

Total operating expenses	35,208	42,236

Loss from operations	(46,316)	(54,193)
Interest expense	(155)	(261)
Interest and other income, net	901	2,581

Loss before income taxes	(45,570)	(51,873)
Provision for income taxes	—	—

Net loss	$(45,570)	$(51,873)

Net loss per share—basic and diluted	$(1.59)	$(2.44)

See notes to unaudited condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2020	2019
Net loss	$(45,570)	$(51,873)
Other comprehensive income, net of taxes:
Unrealized (loss) gain on available-for-sale marketable securities, net	(27)	238

Total comprehensive loss, net of taxes of $0	$(45,597)	$(51,635)

See notes to unaudited condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS' EQUITY (UNAUDITED)

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock Voting					Accumulated Other Comprehensive (Loss) Income
					Additional Paid-in Capital	Notes Receivable	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2019	100,038,109	$436,533	26,813,113	$3	$16,722	$(0)	$(294,262)	$75	$(277,462)

Exercise of common stock options	—	—	257,782	—	135	—	—	—	135
Vesting of restricted Common Stock	—	—	2,866,736	—	3	—	—	—	3
Stock-based compensation expense	—	—	—	—	2,333	—	—	—	2,333
Common Stock warrants issued	—	—	—	—	43	—	—	—	43
Net loss	—	—	—	—	—	—	(45,570)	—	(45,570)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(27)	(27)

BALANCE—June 30, 2020	100,038,109	$436,533	29,937,631	$3	$19,236	$(0)	$(339,832)	$48	$(320,545)

	Convertible Preferred Stock		Common Stock Voting					Accumulated Other Comprehensive (Loss) Income
					Additional Paid-in Capital	Notes Receivable	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2018	84,092,669	$276,889	19,352,255	$2	$6,440	$(249)	$(190,666)	$(96)	$(184,569)
Issuance of Series E Preferred Stock—net of issuance costs ($124)	13,450,703	134,667	—	—	—	—	—	—	—
Issuance of Series E-1 Preferred Stock—net of issuance costs ($22)	2,494,737	24,977	—	—	—	—	—	—	—
Exercise of common stock options	—	—	790,992	—	513	—	—	—	513
Vesting of restricted Common Stock	—	—	2,787,150	—	6	—	—	—	6
Stock-based compensation expense	—	—	—	—	2,313	—	—	—	2,313
Common Stock warrants issued	—	—	—	—	592	—	—	—	592
Repayment of notes receivable			(62,610)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(51,873)	—	(51,873)
Other comprehensive income (loss)	—	—	—	—	—	—	—	238	238

BALANCE—June 30, 2019	100,038,109	$436,533	22,867,787	$2	$9,864	$(249)	$(242,539)	$142	$(232,780)

See notes to unaudited condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(45,570)	$(51,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,475	3,653
Stock-based compensation	2,333	2,313
Expense related to common stock warrants issued	43	592
(Gain) loss on disposal of property and equipment	10	(6)
(Gain) loss on investment	120	(1,310)
Changes in operating assets and liabilities:
Accounts receivable	1,847	(6,943)
Inventory and deferred cost of goods sold	(1,378)	(509)
Prepaid expenses and other current assets	1,033	(1,125)
Accounts payable	(1,178)	(1,523)
Accrued expenses and other current liabilities	(1,064)	3,265
Customer deposits	(57)	490
Deferred revenue	(756)	1,035
Change in right of use assets and lease liabilities, net	(162)	(146)

Net cash used in operating activities	(40,304)	(52,087)

Cash Flows from Investing Activities:
Purchases of property and equipment	(1,819)	(3,623)
Purchase of marketable securities	(24,142)	(167,486)
Proceeds from sales and maturities of marketable securities	74,616	87,230
Cash paid for acquisition, net of cash acquired	—	(369)

Net cash provided by (used in) investing activities	48,655	(84,248)

Cash Flows from Financing Activities:
Proceeds from Preferred Stock issuances, net of issuance cost	—	159,644
Proceeds from exercise of Stock Options	135	513
Proceeds from PPP loan	5,379	—
Repayment of PPP loan	(5,379)	—

Net cash provided by financing activities	135	160,157

Net increase in cash, cash equivalents, and restricted cash	8,486	23,822
Cash and cash equivalents at beginning of year	66,161	29,043
Restricted cash	612	612

Cash, cash equivalents, and restricted cash at end of year	$75,259	$53,477

Supplemental cash flow information:
Interest paid	$182	$251

Non-cash investing and financing activities:
Purchase of property and equipment included in accrued expense	$139	$732

See notes to unaudited condensed consolidated financial statements.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization, Nature of Business, and Risk and Uncertainties

  Organization and Nature of Business

        Desktop Metal, Inc. and subsidiaries ("the "Company", "Desktop Metal") is a Delaware corporation headquartered in Burlington, Massachusetts. The Company was founded in 2015 and is accelerating the transformation of manufacturing with 3D printing solutions for engineers, designers, and manufacturers. The Company designs, produces and markets 3D printing systems to a variety of end customers.

  Risks and Uncertainties

        The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional funding, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology. The Company has financed its operations to date primarily with proceeds from the sale of preferred stock. The Company's long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations. Management believes that existing cash and investments as of September 2020 will be sufficient to fund operating and capital expenditure requirements through at least twelve months from the date of issuance of these condensed consolidated financial statements.

2. Basis of Presentation and Summary of Significant Accounting Policies

  Unaudited Interim Financial Statements

        The accompanying interim condensed unaudited condensed consolidated financial statements have been prepared by the Company without audit. The unaudited condensed consolidated financial statements include the accounts of Desktop Metal, Inc. and wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") have been condensed or omitted pursuant to such rules and regulations. The information as of December 31, 2019 included in the unaudited condensed consolidated balance sheets was derived from the Company's audited consolidated financial statements. The unaudited condensed consolidated financial statements included in this prospectus were prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments (all of which are considered of a normal recurring nature) considered necessary to present fairly the Company's financial position, results of operations and cash flows for the periods and dates presented. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

        These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and related notes included elsewhere in this proxy.

  Basis of Presentation

        The unaudited condensed consolidated financial statements of the Company are presented for Desktop Metal, Inc. ("Parent") and its wholly-owned subsidiaries. The Company has prepared the accompanying unaudited condensed consolidated financial statements pursuant to GAAP. Preparing

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

financial statements requires the Company to make estimates and assumptions that affect the amounts that are reported in the condensed consolidated financial statements and accompanying disclosures. Although these estimates are based on the Company's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the Company's estimates. The results of operations presented herein are not necessarily indicative of the Company's results for any future period.

  Use of Estimates

        The preparation of the condensed consolidated financial statements in conformity with GAAP requires the Company's management to make judgements, estimates and assumptions regarding uncertainties that affect the reported amounts of assets, liabilities and related disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

        Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances available at the time estimates are made, including our expectation at the time regarding the duration, scope and severity of the ongoing COVID-19 pandemic and the potential continued disruption of global economic conditions due to the pandemic. Actual results may differ from management's estimates if these results differ from historical experience or other assumptions prove not to be substantially accurate, even if such assumptions are reasonable when made.

  Cash and Cash Equivalents

        Cash equivalents include all highly liquid investments maturing within 90 days or less from the date of purchase. Cash equivalents consist of money market funds, totaling $75 million and $40.5 million as of June 30, 2020 and December 31, 2019, respectively, as well as other highly liquid cash equivalents totaling $0.0 million and $25 million as of June 30, 2020 and December 31, 2019, respectively.

  Short-Term Investments

        All of the Company's investments, which consist of debt securities, are classified as available for sale and are carried at fair value. Unrealized gains and losses considered to be temporary in nature are recorded as a component of accumulated other comprehensive loss, net of related income taxes. The Company reviews all investments for reductions in fair value that are other than temporary. When such reductions occur, the cost of the investment is adjusted to fair value through recording a loss on investments in the consolidated statements of operations. Gains and losses on investments are calculated on the basis of specific identification.

  Revenue

  Product Revenue and Service Revenue

        Product revenue include sales of the Company's 3-D metal systems, which consist of modular printers, furnaces, and debinders as well as sale of accessories and consumables. These consumables are primarily comprised of materials used by the printers during the printing process to produce parts.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Certain on-premises software that is embedded with the hardware and sold with the product bundle and is included within product revenue. Revenue from products is recognized upon transfer of control, which is generally at the point of shipment. The Company typically recognizes revenue on embedded software once the customer has been given access to the software.

        Services revenue includes revenue from various software cloud-based solutions the Company offers to facilitate the design of parts and operation of the Company's products. The Company offers multiple software products, which are licensed through either a cloud-based solution and/or an on-premises software subscription, depending on the product. For the cloud-based solution, the Company typically provides an annual subscription that the customer does not have the right to take possession of and is renewed at expiration. The revenue from the cloud-based solution is recognized ratably over the annual term as the Company considers the services provided under the cloud-based solution to be a series of distinct performance obligations, as the Company provides continuous daily access to the cloud solution. For on-premises software subscriptions, the Company typically recognizes revenue once the customer has been given access to the software. Service revenue also consists of installation, training, and post contract support. When the Company enters into development contracts, control of the development service is transferred over time, and the related revenue is recognized over time.

  Revenue Recognition

        The Company adopted Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, on January 1, 2018, using the full retrospective method. Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services. The amount of consideration is typically a fixed price at the contract inception. Consideration from shipping and handling is recorded on a gross basis within product revenue.

        The Company determines revenue recognition through the following steps:

  •
  Identification of the contract, or contracts, with a customer

  •
  Identification of the performance obligations in the contract

  •
  Determination of the transaction price

  •
  Allocation of the transaction price to the performance obligations in the contract

  •
  Recognition of revenue when, or as, the Company satisfies a performance obligation

  Nature of Products and Services

        The Company sells its products primarily through authorized resellers, independent sales agents, and its own sales force. Revenue from hardware and consumables is recognized upon transfer of control, which is generally at the point of shipment.

        The Cloud-based software solution is typically provided as an annual license that the customer does not have the right to take possession of and is renewed each year. The revenue from the cloud-based solution is recognized ratably over the annual term as the Company considers the services provided under the licenses to be a series of distinct performance obligations. For the on-premise software, the Company typically recognizes revenue once the customer has been given access to the software.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        The Company's Post Contract support is primarily sold through one-year annual contracts and post contract support revenue is recognized ratably over the term of the agreement. Service Revenue from installation and training is recognized as performed.

        Our terms of sale generally provide payment terms that are customary in the countries where the Company transacts business. To reduce credit risk in connection with certain sales, the Company may, depending upon the circumstances, require significant deposits or payment in full prior to shipment.

        Due to the short-term nature of our contracts substantially all of our outstanding performance obligations are to be recognized within one year.

        Shipping and handling activities that occur after control over a product has transferred to a customer are accounted for as fulfillment activities rather than performance obligations, as allowed under a practical expedient provided by ASC 606. The shipping and handling fees charged to customers are recognized as revenue and the related costs are included in cost of revenue at the point in time when ownership of the product is transferred to the customer. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

  Significant Judgements

        The Company enters into contracts with customers that can include various combinations of hardware products, software licenses, and services, which are distinct and accounted for as separate performance obligations. Products or services that are promised to a customer can be considered distinct if both of the following criteria are met: (i) the customer can benefit from the products or services either on its own or together with other readily available resources and (ii) the Company's promise to transfer the products, software, or services to the customer is separately identifiable from other promises in the contract. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

        Judgement is required to determine the standalone selling price (SSP). The transaction price is allocated to each distinct performance obligation on a relative standalone selling price basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based historical transaction data of the observable prices of hardware products sold separately in comparable circumstances to similar customers, observable renewal rates for software and post contract support, and the Company's best estimates selling price at which the Company would have sold the product regularly on a stand-alone basis for training and installation. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

Contract Balances

        The timing of revenue recognition, billings and cash collections results in billed accounts receivable, customer deposits and deferred revenues (contract liabilities) on the consolidated balance sheets. Timing of revenue recognition may differ from the timing of invoicing to customers. The Company records a receivable at the time of invoicing. For most of our contracts, customers are invoiced when products are shipped or when services are performed. The Company typically bills in advance for post-contract support and cloud-based software licenses, resulting in deferred revenue.

        As of June 30, 2020, the Company deferred approximately $1.5 million of revenue and had $0.0 million deferred cost of sales. The deferred revenue consists primarily of billed post contract

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

support and cloud-based software licenses that are recognized ratably over the term of the agreement, and to a lesser extent related to contracts that have outstanding performance obligations, and contracts that have acceptance terms that have not yet been fulfilled.

        When products have been delivered, but the product revenue associated with the arrangement has been deferred as described above, the Company includes the costs for the delivered items in prepaid expenses and other current assets on the consolidated balance sheets until recognition of the related revenue occurs, at which time it is recognized in cost of goods sold.

        As the Company's contracts are primarily one year or less, substantially all deferred revenue outstanding at the end of the fiscal year is recognized during the following year.

        For the periods ended June 30, 2020 and 2019, the Company pays commissions to its external partners and internal sales team. The Company acts as a principal in the contracts with their partners as the Company controls the product, establishes the price, and bears the risk of nonperformance. The Company records the revenue on a gross basis and commissions are recorded as a sales and marketing expense. The Company recognizes its commission expense as a point-in-time expense as contract obligations are primarily completed within a one-year contract period.

        See Note 12 for additional information related to disaggregation of revenue.

Allowance for Doubtful Accounts

        In evaluating the collectability of accounts receivable, the Company assesses a number of factors, including specific customers' abilities to meet their financial obligations, the length of time receivables are past due, and historical collection experience. If circumstances related to specific customers change, or economic conditions deteriorate such that our past collection experience is no longer relevant, our estimate of the recoverability of our accounts receivable could be further reduced from the levels provided for in the consolidated financial statements.

        The Company evaluates specific accounts for which the Company believes a customer may have an inability to meet their financial obligations. In these cases, the Company uses our judgment, based on available facts and circumstances, and record a specific reserve for that customer to reduce the receivable to an amount the Company expects to collect. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved.

        As of June 30, 2020, and December 31, 2019, the Company has recorded $0.4 million and $0.2 million respectively, in allowance of doubtful accounts. In the periods ended June 30, 2020, and December 31, 2019 the Company recorded bad debts expense of $0.3 million and $0.2 million, respectively.

  Earnings Per share

        The Company presents basic and diluted loss per common share amounts. Basic loss per common share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the applicable period.

        The denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive shares outstanding include the dilutive effect of in-the-money options and unvested Restricted Stock Agreements ("RSAs") using the treasury stock method.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

        See Note 14 for further information.

  Warranty Reserve

        Substantially all of the Company's products, hardware, and software are covered by a standard assurance warranty of one year. In the event of a failure of hardware product or software covered by this warranty, the Company may repair or replace the software or hardware product at its option. The Company's warranty reserve reflects estimated material and labor costs for potential or actual product issues in its installed base for which the Company expects to incur an obligation. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary. If the data used to calculate the adequacy of the warranty reserve are not indicative of future requirements, additional or reduced warranty reserves may be required.

        As of June 30, 2020 and December 31, 2019, the Company has recorded $1.6 million and $1.5 million, respectively, of warranty reserve within accrued expenses and other current liabilities on the consolidated balance sheets. Accrued warranty consisted of the following (in thousands):

	June 30, 2020	December 31, 2019
Warranty reserve, at the beginning of the period	$1,491	$116
Additions to warranty reserve	262	2,352
Claims fulfilled	(108)	(977)

Warranty reserve, at the end of the period	$1,645	$1,491

        Warranty reserve is recorded through cost of sales in the condensed consolidated statement of operations.

  Inventory

        Inventory is stated at the lower of cost or net realizable value, determined on a first-in, first-out basis, and consists of the following (in thousands):

	June 30, 2020	December 31, 2019
Work in process	$1,582	$1,081
Finished goods	8,201	7,324

Total	$9,783	$8,405

        The Company provides for inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is reduced to the estimated net realizable value based on historical usage and expected demand.

        Inventory provisions based on obsolescence and inventory in excess of forecasted demand are recorded through cost of sales in the condensed consolidated statement of operations.

  Concentrations of Credit Risk and Off-Balance-Sheet Risk

        The Company has no significant off-balance-sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents. The Company

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

maintains its cash and cash equivalents principally with accredited financial institutions of high-credit standing.

  Property and Equipment

        Property and equipment are stated at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the determination of net income or loss. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets.

  Business Combinations

        The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The estimates used to value the net assets acquired are based in part on historical experience and information obtained from the management of the acquired company. The Company generally values the identifiable intangible assets acquired using a discounted cash flow model. The significant estimates used in valuing certain of the intangible assets, include, but are not limited to future expected cash flows of the asset, discount rates to determine the present value of the future cash flows and expected technology life cycles. Intangible assets are amortized over their estimated useful life; the period over which the Company anticipates generating economic benefit from the asset. Fair value adjustments subsequent to the acquisition date, that are not measurement period adjustments, are recognized in earnings.

  Goodwill and Intangible Assets

        The Company has recorded $2.3 million of goodwill and $3.3 million of acquired technology as a result of two business combinations completed during the year ended December 31, 2019. As of June 30, 2020, the Company has recorded $0.7 million of accumulated amortization on the acquired technology.

        Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition that is not individually identified and separately recorded. The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill. Intangible assets consist of identifiable intangible assets, including developed technology, resulting from the Company's acquisitions.

        Goodwill is not amortized but is tested for impairment at least annually (as of the first day of the fourth quarter) or as circumstances indicate the value may no longer be recoverable. To assess if goodwill is impaired, the Company performs a qualitative assessment to determine whether further impairment testing is necessary. The Company then compares the carrying amount of the single reporting unit to the fair value of the reporting unit. An excess carrying value over fair value would indicate that goodwill may be impaired.

        The Company evaluates definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If indicators of impairment are present, the Company then compares the estimated undiscounted cash flows that the specific asset is expected to generate to its carrying value. If such assets are impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

To date, there have been no impairments of goodwill or intangible assets. Intangible assets are amortized over their useful lives.

  Impairment of Long-Lived Assets

        The Company evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of its long-lived assets may warrant revision or that the carrying value of these assets may be impaired. The Company does not believe that any events have occurred through June 30, 2020, that would indicate its long-lived assets are impaired.

  Stock-Based Compensation

        The Company accounts for all stock options granted to employees and nonemployees using a fair value method. Stock-based compensation is measured at the grant-date fair value of the award and is then recognized as the related services are rendered, typically over the vesting period. The measurement date for employee awards is generally the date of the grant and the measurement date for nonemployee awards is generally the date the performance of services is completed. The Company estimates forfeitures that will occur in their determination of the expense recorded.

  Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statements carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

        The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be sustained on audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2019 and June 30, 2020, the Company has not identified any uncertain tax positions for which reserves would be required.

  Recently Issued Accounting Standards

        In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification 740, Income Taxes. It also clarifies certain aspects of the existing guidance to promote more consistent application. This standard is effective for calendar-year public business entities in 2021 and interim periods within that year, and early adoption is permitted. The Company is currently in the process of evaluating the impact the new standard will have on our consolidated financial statements.

        In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which substantially aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

for share-based payments to employees. The ASU also clarifies that any share-based payment issued to a customer should be evaluated by the new revenue recognition standard. The new ASU requires a modified retrospective transition approach. The ASU is effective for the Company beginning January 1, 2020. Due to the Company's Emerging Growth Company (EGC) status, the Company is permitted to pass on the adoption of ASU 2018-07 in the June 30, 2020 financials. The Company intends to defer adoption in interim periods and adopt for its annual financial statements. Refer to Note 11 for discussion on stock-compensation expense.

        In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017- 04"), which eliminates the performance of Step 2 from the goodwill impairment test. In performing its annual or interim impairment testing, an entity will instead compare the fair value of the reporting unit with its carrying amount and recognize any impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact of these changes on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses." This ASU added a new impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2023. The Company is currently evaluating the potential impact of these changes on its consolidated financial statements.

3. Property and Equipment

        Depreciation is expensed using the straight-line method over the estimated useful lives of the assets as follows:

Assets Classification	Useful Life
Equipment	3-5 years
Furniture and fixtures	3 years
Computer equipment	3 Years
Tooling	3 Years
Software	3 Years
Leasehold improvements	Shorter of asset's useful life or remaining life of the lease

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. Property and Equipment (Continued)

        Property and equipment—net consisted of the following at June 30, 2020 and December 31, 2019 (in thousands):

	June 30, 2020	December 31, 2019
Equipment	$13,486	$13,358
Furniture and fixtures	895	895
Computer equipment	1,089	1,089
Tooling	1,823	1,823
Software	1,235	954
Leasehold improvements	13,870	13,880
Construction in process	1,559	170

Property and equipment—gross	33,957	32,169
Less: accumulated depreciation	(17,812)	(13,782)

Property and equipment—net	$16,145	$18,387

        Depreciation and amortization expense was $4.1 million and $3.5 million for the six months ended June 30, 2020 and the six months ended June 30, 2019 respectively.

4. Acquired Technology

        Acquired technology consisted of the following (in thousands):

	Gross Value	Estimated Life	Accumulated Amortization	Balance June 30, 2020
Total acquired technology	$3,270	5 years	$657	$2,613

        The Company recognized $0.4 million of amortization expense for the six months ended June 30, 2020 and expects to recognize $0.3 million of amortization expense for the remaining six months of 2020, $0.7 million annually in the years ended December 31, 2021 through 2023, and $0.4 million in 2024. The weighted-average remaining amortization period is 4.1 years.

5. Capitalized Software, net

        The Company capitalizes certain costs related to the development and implementation of cloud computing software. Costs incurred during the application development phase are capitalized only when the Company believes it is probable the development will result in new or additional functionality. The types of costs capitalized during the application development phase include employee compensation, as well as consulting fees for third-party developers working on these projects. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset, which is typically 3 years.

        The Company incurred $0.05 million and $0.07 million in amortization expense for the six months ended June 30, 2020 and 2019, respectively.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. Capitalized Software, net (Continued)

        Capitalized software, net consists of the following (in thousands):

	June 30, 2020	December 31, 2019
Capitalized software development costs	$1,127	$1,127
Accumulated amortization	(725)	(237)
Impairment	—	(444)

Total capitalized software costs	$402	$446

        The Company expects to incur amortization expense of $0.2 million for the remaining six months of 2020, and $0.1 million and $0.1 million for the years ending 2021, and 2022, respectively.

6. Fair Value Measurements

        The Company uses the following three-tier fair value hierarchy, which prioritizes the inputs used in measuring the fair values for certain of its assets and liabilities:

        Level 1 is based on observable inputs, such as quoted prices in active markets;

        Level 2 is based on inputs other than the quoted prices in active markets that are observable either directly or indirectly; and

        Level 3 is based on unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

        This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Items measured at fair value on a recurring basis include money market funds.

        The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs the Company utilized to determine such fair value at June 30, 2020 and December 31, 2019 (in thousands):

	June 30, 2020
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$73,860	$—	$—	$73,860
Asset-backed securities	—	7,625	—	7,625
Corporate bonds	—	26,509	—	26,509

Total assets	$73,860	$34,134	$—	$107,994

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

6. Fair Value Measurements (Continued)

	December 31, 2019
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Money market funds	$40,454	$—	$—	$40,454
Asset-backed securities	—	16,806	—	16,806
Corporate bonds	—	67,948	—	67,948
Other investments	—	25,001	—	25,001

Total assets	$40,454	$109,755	$—	$150,209

        At December 31, 2019, other investments consists of other cash equivalents, which included repurchase securities. All investments mature within one year.

7. Accrued Expenses and Other Current Liabilities

        The following table summarizes the Company's components of accrued expenses and other current liabilities (in thousands):

	June 30, 2020	December 31, 2019
Warranty reserve	$1,645	$1,491
Compensation and benefits related	451	897
Professional services	773	780
Inventory purchases	176	620
Accrued sales and use tax	578	578
Other	355	687

	$3,978	$5,053

8. Debt

        Term Loan—In June 2018, the Company entered into a $20 million term loan for 36 months. The loan provided $10 million immediately funded with the additional $10 million available to be drawn in up to three draws of not less than $2 million for 12 months from close of the facility. The loan is interest-only for the full 36 months with the principal due at maturity in June 2021. Interest is calculated using the Wall Street Journal Prime rate minus 0.5%, payable monthly in arrears (4.75% at December 31, 2019 and 3.25% at June 30, 2020). The loan contains a cash trigger. If the Company's cash and investments fall below $30 million, cash equal to the total amount of the outstanding debt is required to be placed in a restricted money market account. The loan also contains reporting requirements and gives the lender first priority lien on all assets.

        The outstanding amount as of June 30, 2020 and December 31, 2019 was $10 million and $10 million, respectively. The $10 million is due to be paid in June 2021.

        Deferred Financing Costs—In connection with the above borrowings, the Company incurred $0.06 million of expenses, which have been recorded as deferred financing costs. The Company amortizes these costs over the life of the borrowing. During the six months ended June 30, 2020 and

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

8. Debt (Continued)

2019, the Company recorded $0.01 million and $0.01 million respectively, of interest expense related to the amortization of the financing costs. As of June 30, 2020 and December 31, 2019, the remaining unamortized balance of deferred financing costs totaled $0.02 million and $0.03 million, respectively, and is included in long-term debt, net of deferred financing costs in the consolidated balance sheets.

9. Commitments and Contingencies

        Upon adoption of ASC 842, the Company identified real estate and equipment leases and recorded right of use assets of $3.4 million and lease liabilities of $4.7 million. The difference between the value of the right of use assets and lease liabilities is due to the reclassification of existing deferred rent, prepaid rent, and unamortized lease incentives as of January 1, 2018 totaling $1.3 million. At June 30, 2020, the Company recorded $2.0 million as a right of use asset and $3.4 million as a right of use liability. At December 31, 2019, the Company recorded $2.3 million as a right of use asset and $3.8 million as a right of use liability. The Company assesses its right-of-use asset and other lease-related assets for impairment. There were no impairments recorded related to these assets during the six months ended June 30, 2020 and the year ended December 31, 2019.

        The Company identified one service agreement that contained an embedded lease. The agreement does not contain fixed or minimum payments, but the Company has concluded that the variable lease expense totaled $0.02 million for the six months ended June 30, 2019. There was no variable lease cost for the six months ended June 30, 2020.

        Information about other lease-related balances is as follows (in thousands):

	Six Months Ended June 30,
	2020	2019
Lease cost
Operating lease cost	$374	$314
Short-term lease cost	3	16
Variable lease cost	12	20

Total lease cost	$389	$350

Other Information
Operating cash flows from operating leases	$536	$461
Weighted-average remaining lease term—operating leases (years)	3.7	4.8
Weighted-average discount rate—operating leases	7.6%	7.6%

        The rate implicit in the lease is not readily determinable in most of the Company's leases, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

        As of June 30, 2020, the Company does not have material operating leases that have not commenced.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

9. Commitments and Contingencies (Continued)

        Future minimum lease payments under noncancelable operating leases at June 30, 2020, are as follows (in thousands):

2020 (remaining 6 months)	$537
2021	1,071
2022	1,069
2023	1,028
2024	258

Total lease payments	3,963
Less: amount representing interest	(527)

Total lease liability	3,436
Less: current portion of lease liability	(848)

Lease liability, net of current portion	$2,588

        Legal Proceedings—From time to time, the Company may face legal claims or actions in the normal course of business. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings.

        The Company is presently a respondent in a Judicial Arbitration and Mediation Services (JAMS) arbitration brought against it by a competitor. The basis for the claim is the alleged violation of a provision of a 2018 settlement agreement between the two companies, which provided that neither company could make statements that misrepresented the functionality of the other company's products.

        The arbitration is currently set to commence in late 2020. Critical phases of the arbitration remain and therefore any loss cannot be estimated at this time.

10. Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statements carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

        The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be sustained on audit. The amount recognized is equal to the largest amount that is more than 50% likely to be sustained. Interest and penalties associated with uncertain tax positions are recorded as a component of income tax expense. As of December 31, 2019 and June 30, 2020, the Company has not identified any uncertain tax positions for which reserves would be required.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity

        Authorized Shares—At June 30, 2020 and December 31, 2019 the Company's authorized shares consisted of 156,000,000 shares of Common Stock, $0.0001 par value (the "Common Stock") and 100,038,109 shares of Preferred Stock, respectively, par value of $0.0001 per share; 26,189,545 of which are designated as Series A Convertible Preferred Stock ("Series A Preferred Stock"), 23,675,035 of which are designated as Series B Convertible Preferred Stock ("Series B Preferred Stock"), 13,152,896 shares are designated as Series C Convertible Preferred Stock ("Series C Preferred Stock"), 21,075,193 shares are designated as Series D Convertible Preferred Stock ("Series D Preferred Stock"), 13,450,703 shares are designated as Series E Convertible Preferred Stock ("Series E Preferred Stock"), and 2,494,737 shares are designated as Series E-1 Convertible Preferred Stock ("Series E-1 Preferred Stock") (collectively, the "Series Preferred Stock").

  Preferred Stock

        On January 29, 2018 and June 29, 2018, the Company issued 4,086,111 and 11,674 shares of Series D Preferred Stock, respectively, at a purchase price of $8.5656 per share.

        On January 14, 2019 the Company issued 13,450,703 shares of Series E Preferred Stock at a purchase price of $10.0211 per share. The issuance costs for Series E Preferred Stock were $0.1 million.

        On January 14, 2019 the Company issued 2,494,737 shares of Series E-1 Preferred Stock at a purchase price of $10.0211 per share. The issuance costs for Series E-1 Preferred Stock were $0.02 million.

        The following table summarizes details of Preferred Stock authorized, issued and outstanding as of June 30, 2020 and December 31, 2019 ($ in thousands):

Convertible Preferred Stock Classes	June 30, 2020	December 31, 2019
Series A Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 26,189,545 and 26,189,545 shares, (liquidation preference of $44,784 and $106,853 at June 30, 2020 and December 31, 2019, respectively)	$13,878	$13,878
Series B Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 23,675,035 and 23,675,035 shares (liquidation preference of $40,484 and $96,594 at June 30, 2020 and December 31, 2019 respectively)	37,806	37,806
Series C Convertible Preferred Stock, $0.0001 par value—authorized, issued, and outstanding, 13,152,896 and 13,152,896 shares (liquidation preference of $45,000 and $53,664 at June 30, 2020 and December 31, 2019 respectively)	44,852	44,852
Series D Convertible Preferred Stock, $0.0001 par value—authorized, issued and outstanding, 21,075,193 and 21,075,193 shares (liquidation preference of $180,522 and $180,522 at June 30, 2020 and December 31, 2019, respectively)	180,353	180,353
Series E Convertible Preferred Stock, $0.0001 par value—authorized, issued and outstanding, 13,450,703 and 13,450,703 shares (liquidation preference of $134,791 and $134,791 at June 30, 2020 and December 31, 2019, respectively)	134,667	134,667
Series E-1 Convertible Preferred Stock, $0.0001 par value—authorized, issued and outstanding, 2,494,737 and 2,494,737 shares (liquidation preference of $25,000 and $25,000 at June 30, 2020 and December 31, 2019, respectively)	24,977	24,977

Total	$436,533	$436,533

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity (Continued)

        The following describes the rights and preferences of the Company's Series Preferred Stock:

        Voting—The holders of Series Preferred Stock vote together with all other classes and series of stock as a single class on an as-converted basis. Each share of Series Preferred Stock entitles the holder to such number of votes per share as shall equal the whole number of shares of Common Stock into which such share of Series Preferred Stock is then convertible. The holders of the Series A Preferred Stock are entitled to elect one director to the Company's board of directors, the holders of the Series B Preferred Stock are entitled to elect two directors to the Company's board of directors, and the holders of Series C Preferred Stock are entitled to elect one director to the Company's board of directors. The holders of the Series E Preferred Stock are entitled to elect one director to the Company's board of directors, and the holders of the Common Stock are entitled to elect two directors to the Company's board of directors. The holders of Series Preferred Stock retain rights to vote on certain specified matters as set forth in the Company's certificate of incorporation. The holders of Series E-1 Preferred Stock are not entitled to vote on election of a director.

        Dividends—The Series Preferred Stock are entitled to receive dividends at the rate of 8% of the original issue price for each series of Series Preferred Stock payable only when, as and if, declared by the Company's board of directors. Through June 30, 2020, no dividends have been declared.

        Liquidation—Upon any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary, the holders of the Series Preferred Stock are entitled to first be paid out of assets available for distribution, on a pari passu basis, prior and in preference to any distribution to the holders of the Company's Common Stock, the greater of (a) an amount equal to $0.53372 per share for the Series A Preferred Stock, $1.6013 per share for Series B Preferred Stock, $3.4213 per share for the Series C Preferred Stock, $8.5656 per share for the Series D Preferred Stock, and $10.0211 per share for the Series E and Series E-1 Preferred Stock, plus declared but unpaid dividends and (b) an amount per share that would have been payable had all shares of the Series Preferred Stock been converted to shares of Common Stock immediately prior to any liquidation, dissolution, or winding-up of the Company. After payment of all preferential amounts required to be paid to the holders of Series Preferred Stock, the remaining assets of the Company available for distribution to the stockholders shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

        Conversion—Each holder of Series Preferred Stock has the right, at their option at any time, to convert any such shares of Series Preferred Stock into fully paid and nonassessable shares of Common Stock. The conversion ratio is determined by dividing the original issue price of such share of Series Preferred Stock by the conversion price then in effect, which is initially equal to $0.53372 per share for the Series A Preferred Stock, $1.6013 per share for Series B Preferred Stock, $3.4213 per share for the Series C Preferred Stock, $8.5656 per share for the Series D Preferred Stock, and $10.0211 per share for the Series E and Series E-1 Preferred Stock. The conversion price is subject to adjustment if certain dilutive events occur. Conversion is mandatory in the event of a firm-commitment underwritten initial public offering of the Company's Common Stock with a value of at least $5.13 per common share and $50 million in proceeds to the Company or upon the election of a majority of the holders of Series Preferred Stock, voting as a single class on an as-converted basis.

        Redemption—The Series Preferred Stock is not subject to mandatory or optional redemption other than in connection with a liquidation, dissolution, or winding-up of the Company.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity (Continued)

  Common Stock

        Restricted Stock Agreements—during 2015, the Company issued 27,850,000 shares of Common Stock to the initial founders and certain employees of the Company at a purchase price of $0.0001 per share. The shares issued to the founders are subject to the Company's right to repurchase at the original purchase price and such right to repurchase generally lapses at the rate of 20% of the shares upon the first anniversary of the grant date and at the rate of 1.67% per month thereafter over four years. The refundable purchase price related to the shares is reported as current liabilities until the shares are vested.

        During the year ended December 31, 2019, as part of the Company's acquisitions, the Company issued 497,290 shares of restricted stock with a value of $2.0 million which are considered post-combination consideration and accounted for as stock-based compensation as the shares vest. The shares vest over a four-year service period.

        The activity for stock subject to vesting for the six-month period ended June 30, 2020 is as follows (shares in thousands):

	Shares subject to Vesting	Weighted Average Purchase Price
Balance of unvested shares as of December 31, 2019	4,575	0.0001
Issuance of additional shares	—	—
Vested	(2,867)	0.001

Balance of unvested shares as of June 30, 2020	1,708	0.001

        At June 30, 2020, the remaining weighted-average vesting period for the stock subject to vesting was 0.6 years.

        Stock Incentive Plan—In 2015, the board of directors approved the adoption of the 2015 stock incentive plan (the "Plan"). The Plan allows for the award of incentive and nonqualified stock options, restricted stock, and other stock-based awards to employees, officers, directors, consultants, and advisers of the Company. Awards may be made under the Plan for up to 21,522,567 shares of Common Stock. The Board of Directors administers the Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest, and the other terms and conditions of the awards. Options and restricted stock generally vest 25% of the shares upon the first anniversary of the grant date and at the rate of 2.0833% per month thereafter over a three-year period for employees or over the service period for nonemployees and expire 10 years from the date of grant. No tax benefits were realized from options and other share-based payment arrangements during the year.

        As part of the Make acquisition, the Company assumed the 2018 equity incentive plan of Make Composites, Inc. (the "Make Plan"). The Make Plan allows for the award of incentive and nonqualified stock options and warrants for those employees and contractors that were hired as part of the acquisition. The plan allows for 190,223 options and warrants to be issued, which were issued in 2019, with no additional options to be issued in the future. The Board of Directors administers the Make Plan and determines the exercise price of options, purchase price for restricted stock, the rates at which awards vest, and the other terms and conditions of the awards. Options and restricted stock generally vest 25% of the shares upon the first anniversary of the grant date and at the rate of 2.0833% per month thereafter over a three-year period for employees or over the service period for nonemployees

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity (Continued)

and expire 10 years from the date of grant. No tax benefits were realized from options and other share-based payment arrangements during the year.

        The Company grants stock options at exercise prices deemed by the Board of Directors to be equal to the fair value of the Common Stock at the time of grant. The fair value of Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company's consolidated financial position and historical financial performance, the status of technological development within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company's competition, the current climate in the marketplace, the illiquid nature of the Common Stock, arm's-length sales of the Company's capital stock (including convertible preferred stock), the effect of the rights and preferences of the Series Preferred Stock, and the prospects of a liquidity event, among others.

        During the six months ended June 30, 2020 and June 30 2019, the Company granted options to purchase 3,812,592 and 3,436,334 shares of Common Stock to employees with a fair value of $3.7 million and $7.4 million, respectively, calculated using the Black-Scholes option-pricing model with the following assumptions:

	June 30, 2020	June 30, 2019
Risk-free interest rate	0.4%–0.9%	2.3%–2.6%
Expected volatility	52.7%–54.2%	53.3%–53.5%
Expected life (in years)	5.9–6.3	5.8–6.1
Expected dividend yield	—	—
Fair value of Common Stock	$1.71	$4.08

        The Company issued no options to consultants during the six months ended June 30, 2020.

        During the six months ended June 30, 2019, the Company granted options to purchase 25,000 shares of Common Stock to consultants with a fair value of $0.06 million, calculated using the Black-Scholes option-pricing model with the following assumptions:

June 30, 2019
Risk-free interest rate	2.0%–2.5%
Expected volatility	53.3%–61.5%
Expected life (in years)	6.7–10.0
Expected dividend yield	—
Fair value of Common Stock	$4.08

        The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the related stock options. The expected life of employee stock options was calculated using the average of the contractual term of the option and the weighted-average vesting period of the option, as the Company does not have sufficient history to use an alternative method to the simplified method to calculate an expected life for employees. For nonemployee grants, the Company uses the contractual term of the options. The Company has not paid a dividend and is not expected to pay a dividend in the foreseeable future. Expected volatility for the Company's common stock was determined based on an average of the historical volatility of a peer group of similar public companies.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity (Continued)

        At June 30, 2020, the total unrecognized stock-based compensation expense related to unvested stock options aggregated $9.8 million. The costs are expected to be recognized over a weighted-average period of 1 year.

        Total stock-based compensation expense related to all of the Company's stock-based awards granted is reported in the consolidated statements of operations as follows (in thousands):

	Six Months Ended June 30,
(in thousands)	2020	2019
Research and development	$1,283	$1,011
Sales and Marketing expense	421	717
General and administrative expense	454	425
Cost of sales	175	160

Total stock based compensation expenses	$2,333	$2,313

        There were 2,836,641 shares available for award under the Plan at June 30, 2020. The option activity of the Plan and Make Plan for the six months ended June 30, 2020 is as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)
Outstanding at December 31, 2019	14,792	$2.45	7.84
Granted	3,813	1.95	9.83
Exercised	(258)	0.53	3.45
Forfeited/expired	(2,582)	3.28	—

Outstanding at June 30, 2020	15,765	2.23	7.82

Options vested at June 30, 2020	7,798	1.75	6.54

Options vested or expected to vest at June 30, 2020	15,150	2.30	7.74

        The aggregate intrinsic value of options outstanding at June 30, 2020 is $5.04 million. The weighted-average grant-date fair value for options granted during the six months ended June 30, 2020 and the year ended June 30, 2019 was approximately $0.98 and $2.14, respectively. The aggregate intrinsic value of options exercised during the six months ended June 30, 2020 and the six months ended June 30, 2019 was $0.3 million and $2.6 million, respectively.

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

11. Convertible Preferred Stock and Stockholders' Equity (Continued)

        Common Stock Reserved for Future Issuance—As of June 30, 2020 and June 30, 2019, the Company has reserved the following shares of Common Stock for future issuance (in thousands):

	June 30, 2020	June 30, 2019
Common Stock options outstanding	15,765	14,038
Shares available for issuance under the Plan	2,837	4,710
Convertible Preferred Stock outstanding	100,038	100,038
Common Stock warrants outstanding	2,032	2,000

Total shares of authorized Common Stock reserved for future issuance	120,672	120,786

        In May 2017, the Company entered into a strategic collaboration agreement with an investor allowing the investor's resellers to sell and distribute the Company's products. In consideration for this agreement, the Company agreed to issue warrants purchase up to 2,000,000 shares of Common Stock. The investor is eligible to receive a warrant to purchase one share of Common Stock for every $35.00 in revenue generated by the Company from the investor's resellers. Each warrant is issued at an exercise price equal to $5.00 per share (subject to appropriate adjustment in the event of a stock dividend, stock split, combination, or other similar recapitalization) and shall expire on December 31, 2027. The Company issued 99,960 warrants during the six months ended June 30, 2020 and 299,883 warrants during the six months ended June 30, 2019. The Company recorded $0.04 million related to the fair value of the warrants during the six months ended June 30, 2020 and $0.6 million during the six months ended June 30, 2019, calculated using the Black-Scholes warrant-pricing model. The assumptions used in the Black-Scholes pricing model are the same as those used for nonemployee options.

12. Segment Information

        In its operation of the business, management, including our chief operating decision maker, who is also our Chief Executive Officer, reviews the business as one segment. The Company currently ships its product to markets in the Americas, Europe, and Asia. The Company anticipates additional products launching in the near term future, across those same markets. Disaggregated revenue data for those markets is as follows (in thousands):

Revenue during six months ended June 30, 2020

	Americas	EMEA	APAC
Products	$1,515	$2,162	$548
Services	610	656	83

Total	$2,125	$2,818	$631

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

12. Segment Information (Continued)

Revenue during six months ended June 30, 2019

	Americas	EMEA	APAC
Products	$8,092	$2,031	$364
Services	1,446	137	11

Total	$9,538	$2,168	$375

        During the six months ended June 30, 2020 and 2019, the Company recognized the following revenue from service contracts and cloud-based software licenses over time, and hardware and consumable product shipments and subscription software at a point in time (in thousands):

	Six Months Ended June 30,
	2020	2019
Revenue recognized at a point in time	$4,225	$10,487
Revenue recognized over time	1,349	1,594

Total	$5,574	$12,081

        For six months ended June 30, 2020 and 2019, no single customer accounted for more than 10% of our consolidated revenue.

        The Company's long-lived assets are substantially all located in the United States where the Company's primary operations are located.

13. Related-Party Transactions

        In 2017, the Company issued warrants related to the strategic collaboration agreement (Note 11). The investor was no longer considered a related party in the six months ended June 30, 2020 and the year ended December 31, 2019.

14. Net Loss Per Share

        The Company computes basic loss per share using net loss attributable to Desktop Metal, Inc. Common Stockholders and the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive.

	Six Months Ended June 30,
(in thousands, except per share amounts)	2020	2019
Numerator for basic and diluted net loss per share:
Net loss attributable to 'Desktop Metal, Inc'	$(45,570)	$(51,873)
Denominator for basic and diluted net loss per share:
Weighted average shares	28,687	21,294
Net loss per share—basic and diluted	$(1.59)	$(2.44)
        For the six months ended June 30, 2020 and 2019 the effect of dilutive securities, including non-vested stock options restricted stock awards, warrants, and Convertible Preferred Stock, was

DESKTOP METAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

14. Net Loss Per Share (Continued)

excluded from the denominator for the calculation of diluted net loss per share because the Company recognized a net loss for the period and their inclusion would be antidilutive. Dilutive securities excluded were 116,422,456 and 114,394,806 shares for the six months ended June 30, 2020 and 2019, respectively.

15. Subsequent Events

        In July 2020 in order to incentivize and retain personnel, the Company repriced employee unvested stock option grants to the most recent 409A private stock valuation. Vested awards were not eligible for repricing. The repriced option is subject to a new four year vesting schedule with a vesting commencement date of September 1, 2020. Employees had the ability to opt out of the repricing of the unvested stock option grants by providing notice to the Company.

        On August 26, 2020, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Trine Acquisition Corp ("Trine") to affect a business combination between Trine and the Company with the Company surviving the merger as a wholly owned subsidiary of Trine. At the effective time of the Merger, each share of Desktop Metal Convertible Preferred Stock and each share of Desktop Metal Common Stock will be converted into the right to receive such number of shares of Trine's Class A Common Stock. The aggregate consideration for the transaction payable to Desktop Metal's existing stockholders is capped at $1.8 billion. The consummation of the proposed transaction is subject to the receipt of the requisite approval of the stockholders of each Trine and Desktop Metal and the fulfillment of certain other closing conditions.

        Management has evaluated subsequent events occurring through September 14, 2020, the date that these condensed consolidated financial statements were available to be issued and determined that no additional subsequent events occurred that would require recognition or disclosure in these condensed consolidated financial statements other than those in this note.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

August 26, 2020

by and among

TRINE ACQUISITION CORP.,

SPARROW MERGER SUB, INC.,

and

DESKTOP METAL, INC.

A-i

A-ii

A-iii

A-iv

Exhibits
Exhibit A—Form of Subscription Agreement
Exhibit B—Form of Support Agreement
Exhibit C—Form of Registration Rights Agreement
Exhibit D—Form of Amendment to Certificate of Incorporation of Acquiror
Exhibit E—Form of Amended and Restated Bylaws of Acquiror
Exhibit F—Form of Amended and Restated Certificate of Incorporation of Acquiror
Exhibit G—Form of Amended and Restated Certificate of Incorporation of the Company
Exhibit H—Form of Letter of Transmittal
Exhibit I—Form of Officer Certificate

A-v

AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger (this "Agreement"), dated as of August 26, 2020, is entered into by and among Trine Acquisition Corp., a Delaware corporation ("Acquiror"), Sparrow Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Desktop Metal, Inc., a Delaware corporation (the "Company"). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

        WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

        WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Merger;

        WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub is to merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

        WHEREAS, the respective boards of directors or similar governing bodies of each of Acquiror, Merger Sub and the Company have each approved and declared advisable the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL");

        WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and each of the parties subscribing for Acquiror Common Stock thereunder (together with parties subscribing for Acquiror Common Stock pursuant to Subscription Agreements to be entered into after the date hereof, collectively, the "Subscribers") have entered into certain subscription agreements, dated as of the date hereof (together with subscription agreements that may be executed after the date hereof, as amended or modified from time to time, collectively, the "Subscription Agreements"), in forms similar to the form set forth on Exhibit A, for a private placement of Acquiror Common Stock, such private placement to be consummated immediately prior to the consummation of the Transactions;

        WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Sponsor Agreement, dated as of the date hereof (the "Sponsor Agreement"), with Acquiror and the Company;

        WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, certain Company Stockholders have entered into certain Support Agreements, dated as of the date hereof (the "Support Agreements"), with Acquiror and the Company, in the form set forth on Exhibit B;

        WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Registration Rights Agreement (the "Registration Rights Agreement"), in the form set forth on Exhibit C to be effective upon the Closing;

        WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Stockholders Agreement and those certain related Confidentiality and Lockup Agreements (collectively, the "Stockholders Agreement"), each to be effective upon the Closing;

        WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the "Offer");

        WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, amend its certificate of incorporation (the "Acquiror Charter Amendment") in the form set forth on Exhibit D, to provide for, among other things, an increase to the number of Acquiror's authorized shares of Acquiror Common Stock in connection with the Transactions;

        WHEREAS, prior to the consummation of the Transactions, the Acquiror shall adopt the amended and restated bylaws (the "Acquiror A&R Bylaws") in the form set forth on Exhibit E;

        WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt an omnibus incentive plan (the "Acquiror Omnibus Incentive Plan") in a form reasonably acceptable to Acquiror and the Company;

        WHEREAS, immediately following the consummation of the Transactions, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the amended and restated certificate of incorporation (the "Acquiror A&R Charter") in the form set forth on Exhibit F;

        WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a "plan of reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986 (the "Code") and the Treasury Regulations promulgated thereunder and (ii) the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code (the "Intended Tax Treatment"), and this Agreement is hereby adopted as a "plan of reorganization" within the meaning of U.S. Treasury Regulation Section 1.368-2(g).

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

        1.01    Definitions.     As used herein, the following terms shall have the following meanings:

        "Acceptable Confidentiality Agreement" means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization's customary policies, procedures and practices with respect to confidentiality agreements).

        "Acquiror" has the meaning specified in the preamble hereto.

        "Acquiror A&R Bylaws" has the meaning specified in the Recitals hereto.

        "Acquiror A&R Charter" has the meaning specified in the recitals hereto.

        "Acquiror Affiliate Agreement" has the meaning specified in Section 5.20.

        "Acquiror and Merger Sub Representations" means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

        "Acquiror Benefit Plans" has the meaning set forth in Section 5.06.

        "Acquiror Board" means the board of directors of Acquiror.

        "Acquiror Board Recommendation" has the meaning specified in Section 8.02(d).

        "Acquiror Change in Recommendation" has the meaning specified in Section 8.02(d).

        "Acquiror Charter Amendment" has the meaning specified in the recitals hereto.

        "Acquiror Class B Common Stock" means Acquiror's Class B Common Stock, par value $0.0001 per share.

        "Acquiror Closing Tax Certificate" shall mean the tax representation letter in substantially the form set forth on Exhibit I and dated as of the date of the Closing Tax Opinion.

        "Acquiror Common Stock" means Acquiror's Class A Common Stock, par value $0.0001 per share.

        "Acquiror Cure Period" has the meaning specified in Section 10.01(c).

        "Acquiror Intervening Event" has the meaning specified in Section 8.02(d).

        "Acquiror Intervening Event Notice" has the meaning specified in Section 8.02(d).

        "Acquiror Intervening Event Notice Period" has the meaning specified in Section 8.02(d).

        "Acquiror Omnibus Incentive Plan" has the meaning specified in the recitals hereto.

        "Acquiror Omnibus Incentive Plan Proposal" has the meaning specified in Section 8.02(c).

        "Acquiror Organizational Documents" means the Certificate of Incorporation and Acquiror's bylaws, in each case as may be amended from time to time in accordance with the terms of this Agreement.

        "Acquiror Registration Statement Tax Certificate" shall mean the tax representation letter in substantially the form set forth on Exhibit I and dated and executed as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

        "Acquiror Related Parties" means any of Acquiror's or Merger Sub's respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing; provided, "Acquiror Related Parties" shall not be deemed to include Acquiror or Merger Sub.

        "Acquiror SEC Reports" has the meaning specified in Section 5.11(a).

        "Acquiror Stockholder" means a holder of Acquiror Common Stock.

        "Acquiror Stockholder Approval" has the meaning specified in Section 5.02(b).

        "Acquiror Warrant" means a warrant entitling the holder to purchase one share of Acquiror Common Stock per warrant.

        "Acquisition Proposal" has the meaning specified in Section 6.08(e)(i).

        "Action" means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

        "Additional Proposal" has the meaning specified in Section 8.02(c).

        "Affiliate" means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

        "Aggregate Common Stock Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the Consideration Cap minus the aggregate implied value of the Aggregate Preferred Stock Consideration.

        "Aggregate Preferred Stock Consideration" means the sum of the Series A Aggregate Consideration, the Series B Aggregate Consideration, the Series C Aggregate Consideration, the Series D Aggregate Consideration and the Combined Series E Aggregate Consideration.

        "Agreement" has the meaning specified in the preamble hereto.

        "Amendment Proposal" has the meaning specified in Section 8.02(c).

        "Anti-Corruption Laws" means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

        "Antitrust Law" means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        "Audited Financial Statements" has the meaning specified in Section 4.07.

        "Business Combination" has the meaning ascribed to such term in the Certificate of Incorporation.

        "Business Combination Proposal" has the meaning set forth in Section 7.12.

        "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

        "Cash and Cash Equivalents" shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

        "Certificate of Incorporation" means the Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on March 14, 2019.

        "Certificate of Merger" has the meaning specified in Section 2.01.

        "Claim" means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

        "Closing" has the meaning specified in Section 2.03.

        "Closing Acquiror Cash" means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of Acquiror; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Common Stock pursuant to the Offer (to the extent not already paid); plus (d) the PIPE Investment Amount.

        "Closing Date" has the meaning specified in Section 2.03.

        "Closing Tax Opinion" has the meaning specified in Section 9.03(g).

        "Code" has the meaning specified in the Recitals hereto.

        "Combined Series E Aggregate Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Combined Series E Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series E Preferred Stock and Company Series E-1 Preferred Stock outstanding immediately prior to the Effective Time.

        "Combined Series E Per Share Consideration" means the Combined Series E Aggregate Consideration divided by the number of shares of Company Series E Preferred Stock and Company Series E-1 Preferred Stock outstanding immediately prior to the Effective Time.

        "Company" has the meaning specified in the preamble hereto.

        "Company Affiliate Agreement" has the meaning specified in Section 4.21.

        "Company Benefit Plan" has the meaning specified in Section 4.13(a).

        "Company Board" means the board of directors of the Company.

        "Company Board Recommendation" has the meaning specified in Section 8.02(e).

        "Company Certificate" has the meaning specified in Section 3.03(a).

        "Company Certificate of Incorporation" means the Fifth Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on January 14, 2019.

        "Company Change in Recommendation" has the meaning specified in Section 8.02(e).

        "Company Closing Tax Certificate" shall mean the tax representation letter in substantially the form set forth on Exhibit I and dated as of the date of the Closing Tax Opinion.

        "Company Common Stock" means a share of the Company's common stock, par value $0.0001 per share.

        "Company Cure Period" has the meaning specified in Section 10.01(b).

        "Company Equity Awards" means the Company Stock Options, Company Restricted Stock Units and shares of Company Restricted Stock granted under the Company Stock Plans.

        "Company Intellectual Property" means all Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries, as currently conducted.

        "Company Preferred Stock" means, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D Preferred Stock, the Company Series E Preferred Stock and the Company Series E-1 Preferred Stock.

        "Company Registration Statement Tax Certificate" shall mean the tax representation letter in substantially the form set forth on Exhibit I and dated and executed as of the date the Registration

Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

        "Company Related Parties" means the Company, its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

        "Company Representations" means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

        "Company Requisite Approval" has the meaning specified in Section 4.03.

        "Company Restricted Stock" means the restricted shares of Company Common Stock granted pursuant to any Company Stock Plans.

        "Company Restricted Stock Units" means the restricted stock units granted pursuant to any Company Stock Plans.

        "Company Series A Preferred Stock" means the shares of the Company's Series A Convertible Preferred Stock, par value $0.0001 per share.

        "Company Series B Preferred Stock" means the shares of the Company's Series B Convertible Preferred Stock, par value $0.0001 per share.

        "Company Series C Preferred Stock" means the shares of the Company's Series C Convertible Preferred Stock, par value $0.0001 per share.

        "Company Series D Preferred Stock" means the shares of the Company's Series E Convertible Preferred Stock, par value $0.0001 per share.

        "Company Series E Preferred Stock" means the shares of the Company's Series E Convertible Preferred Stock, par value $0.0001 per share.

        "Company Series E-1 Preferred Stock" means the shares of the Company's Series E-1 Convertible Preferred Stock, par value $0.0001 per share.

        "Company Software" means all Software used in the business of the Company and its Subsidiaries, as currently conducted.

        "Company Stock" means, collectively, the Company Common Stock and the Company Preferred Stock.

        "Company Stock Options" means any option to purchase Company Common Stock pursuant to any Company Stock Plans.

        "Company Stock Plans" means the Company 2015 Stock Incentive Plan and the Make Composites, Inc. 2018 Equity Incentive Plan.

        "Company Stockholder" means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

        "Company Termination Payment" means fifty-four million nine hundred thousand dollars ($54,900,000).

        "Company Warrants" means all warrants to purchase shares of Company Common Stock.

        "Company's Required Funds" shall mean two hundred million dollars ($200,000,000).

        "Confidentiality Agreement" means that certain Non-Disclosure Agreement, dated as of July 28, 2020, between Acquiror and the Company.

        "Consent Solicitation Statement" means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Requisite Approval.

        "Consideration Cap" means one billion eight hundred thirty million dollars ($1,830,000,000).

        "Contracts" means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Company Benefit Plans).

        "COVID-19 Measures" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to coronavirus (COVID-19) pandemic, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

        "DGCL" has the meaning specified in the Recitals hereto.

        "Dissenting Shares" has the meaning specified in Section 3.09.

        "Effective Time" has the meaning specified in Section 2.01.

        "Environmental Laws" means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety (to the extent relating to exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

        "ERISA" has the meaning specified in Section 4.13(a).

        "ERISA Affiliate" has the meaning specified in Section 4.13(e).

        "Exchange Act" means the Securities Exchange Act of 1934.

        "Financial Derivative/Hedging Arrangement" means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

        "Financial Statements" has the meaning specified in Section 4.07.

        "GAAP" means United States generally accepted accounting principles, consistently applied.

        "Governmental Authority" means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

        "Governmental Order" means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

        "Hazardous Material" means any material, substance or waste that is listed, regulated, or defined as "hazardous," "toxic," or "radioactive," or as a "pollutant" or "contaminant" (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, toxic mold or pesticides.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

        "Indebtedness" means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including "earnout" payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers' acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) obligations under capitalized leases, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

        "Information or Document Request" means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called "second request" for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

        "Intellectual Property" means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (i) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, "Patents"); (ii) trademarks, service marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all goodwill related thereto (collectively, "Trademarks"); (iii) copyrights, mask works, designs and any other equivalent rights in works of and any other related rights of authors; (iv) internet domain names, internet addresses and other computer identifiers; (v) trade secrets, know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights (collectively, "Trade Secrets"); and (vi) rights in Software.

        "Intended Tax Treatment" has the meaning specified in the Recitals hereto.

        "Interim Period" has the meaning specified in Section 6.01.

        "Intervening Event" has the meaning specified in Section 6.08(e)(iii).

        "Intervening Event Notice" has the meaning specified in Section 6.08(d).

        "Intervening Event Notice Period" has the meaning specified in Section 6.08(d).

        "Issuance Proposal" has the meaning specified in Section 8.02(c).

        "IT Systems" has the meaning specified in Section 4.11(j).

        "Law" means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

        "Leased Real Property" has the meaning specified in Section 4.18(b).

        "Letter of Transmittal" has the meaning specified in Section 3.03(a).

        "Lien" means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial non-monetary easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

        "Material Adverse Effect" means any event, change, circumstance or development that has a material adverse effect on (i) the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "Material Adverse Effect" (except in the case of clause (a), (b), (d), (f) and (g), in each case, to the extent that such change disproportionately affects the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Company and its Subsidiaries operate): (a) any change or development in applicable Laws or GAAP or any official interpretation thereof, (b) any change or development in interest rates or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company operates, (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided, that the exceptions in this clause (c) shall not be deemed to apply to references to "Material Adverse Effect" in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (d) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, (e) the compliance with the terms of this Agreement (other than Section 6.01(i)) or the taking of any action, or failure to take action, required or contemplated by this Agreement (other than Section 6.01(i)) or with the prior written consent of Acquiror (provided, that the exceptions in this clause (e) shall not be deemed to apply to references to "Material Adverse Effect" in the representations and warranties set forth in Section 4.04 and, to the extent related thereto, the condition in Section 9.02(a)), (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event, (g) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or "cyber" attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (h) any failure of the Company and its Subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), or (ii) the ability of the Company to consummate the Transactions.

        "Material Permits" has the meaning specified in Section 4.23.

        "Merger" has the meaning specified in Section 2.01.

        "Merger Sub" has the meaning specified in the preamble hereto.

        "Multiemployer Plan" has the meaning specified in Section 4.13(e).

        "Notice Period" has the meaning specified in Section 6.08(c).

        "NYSE" means the New York Stock Exchange.

        "NYSE Proposal" has the meaning specified in Section 8.02(c).

        "Offer" has the meaning specified in the Recitals hereto.

        "Open Source Materials" has the meaning specified in Section 4.11(g).

        "Outstanding Acquiror Expenses" has the meaning specified in Section 3.08(b).

        "Outstanding Company Expenses" has the meaning specified in Section 3.08(a).

        "Owned Company Software" has the meaning specified in Section 4.11(i).

        "Owned Intellectual Property" means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

        "Per Share Common Stock Consideration" means the Aggregate Common Stock Consideration, divided by the total number of outstanding Company equity securities (other than the Company Preferred Stock and the shares of Company Common Stock underlying the Company Preferred Stock) on a fully diluted basis using the treasury method of accounting as of the Closing Date (including the shares of Company Common Stock issuable pursuant to the Company Equity Awards and the shares of Company Common Stock underlying the Company Warrants).

        "Per Share Preferred Stock Consideration" means, with respect to a share of any series of Preferred Stock, the Series A Per Share Consideration, the Series B Per Share Consideration, the Series C Per Share Consideration, the Series D Per Share Consideration and the Combined Series E Per Share Consideration, as applicable.

        "Permits" means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

        "Permitted Liens" means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that relate to amounts not yet delinquent or (B) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and in each case for which appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the

Unaudited Financial Statements (which such Liens are referenced or the existence of which such Liens is referred to in the notes to the balance sheet included in the Unaudited Financial Statements), (vii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) statutory Liens of landlords for amounts that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case only to the extent appropriate reserves have been established in accordance with GAAP, and (ix) Liens described on Schedule 1.01(a).

        "Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

        "Personal Information" means any personal information that specifically identifies any individual who has provided information to the Company or any of its Subsidiaries, including names, addresses, telephone numbers, personal health information, drivers' license numbers and government-issued identification numbers, as applicable.

        "PIPE Investment Amount" has the meaning specified in Section 5.22.

        "Privacy Laws" means any and all applicable Laws relating to the collection, use, storage, safeguarding and security (both technical and physical) of Personal Information.

        "Proposals" has the meaning specified in Section 8.02(c).

        "Proxy Statement" means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in conjunction with a stockholder vote on the Business Combination).

        "Real Estate Lease Documents" has the meaning specified in Section 4.18(b).

        "Real Property" has the meaning specified in Section 4.18(b).

        "Redeeming Stockholder" means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

        "Registered Intellectual Property" has the meaning specified in Section 4.11(a).

        "Registration Rights Agreement" has the meaning specified in the recitals hereto.

        "Registration Statement" has the meaning specified in Section 8.02(a).

        "Regulatory Consent Authorities" means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

        "Representative" means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

        "Rollover Options" has the meaning set forth in Section 3.05(a).

        "Rollover Restricted Stock" has the meaning set forth in Section 3.05(c).

        "Schedules" means sections of the disclosure letter of the Company and its Subsidiaries.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933.

        "Securities Laws" means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

        "Series A Aggregate Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Series A Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

        "Series A Per Share Consideration" means the Series A Aggregate Consideration divided by the number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time.

        "Series B Aggregate Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Series B Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time.

        "Series B Per Share Consideration" means the Series B Aggregate Consideration divided by the number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time.

        "Series C Aggregate Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Series C Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time.

        "Series C Per Share Consideration" means the Series C Aggregate Consideration divided by the number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time.

        "Series D Aggregate Consideration" means a number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value equal to the product of the Series D Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series D Preferred Stock outstanding immediately prior to the Effective Time.

        "Series D Per Share Consideration" means the Series D Aggregate Consideration divided by the number of shares of Company Series D Preferred Stock outstanding immediately prior to the Effective Time.

        "Software" means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

        "Special Meeting" means a meeting of the holders of Acquiror Common Stock to be held for the purpose of approving the Proposals.

        "Sponsor" means Trine Sponsor IH, LLC, a Delaware limited liability company.

        "Sponsor Agreement" has the meaning specified in the Recitals hereto.

        "Stockholders Agreement" has the meaning specified in the recitals hereto.

        "Subscribers" has the meaning specified in the recitals hereto.

        "Subscription Agreements" has the meaning specified in the Recitals hereto.

        "Subsidiary" means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

        "Superior Proposal" has the meaning specified in Section 6.08(e)(ii).

        "Support Agreements" has the meaning specified in the Recitals hereto.

        "Surviving Company" has the meaning specified in Section 2.01.

        "Surviving Provisions" has the meaning specified in Section 10.02(a).

        "Tax" means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group or pursuant to Law, Contract or otherwise.

        "Tax Return" means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

        "Terminating Acquiror Breach" has the meaning specified in Section 10.01(c).

        "Terminating Company Breach" has the meaning specified in Section 10.01(b).

        "Termination Date" has the meaning specified in Section 10.01(b).

        "Trading Day" means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

        "Transaction Proposal" has the meaning specified in Section 8.02(c).

        "Transactions" means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

        "Treasury Regulations" means the regulations promulgated under the Code.

        "Trust Account" has the meaning specified in Section 5.08(a).

        "Trust Agreement" has the meaning specified in Section 5.08(a).

        "Trustee" has the meaning specified in Section 5.08(a).

        "Unaudited Financial Statements" has the meaning specified in Section 4.07.

        "VWAP" means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its "HP" function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the Acquiror.

        "Warrant Agreement" means that certain Warrant Agreement, dated as of March 14, 2019, between Acquiror and Continental Stock Transfer & Trust Company, a New York corporation as warrant agent.

        "Willful Breach" means, with respect to any agreement, a party's knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party's material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

        1.02    Construction.

        (a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms "hereof," "herein," "hereby," "hereto" and derivative or similar words refer to this entire Agreement, (iv) the terms "Article", "Section", "Schedule", "Exhibit" and "Annex" refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word "including" shall mean "including without limitation" and (vi) the word "or" shall be disjunctive but not exclusive.

        (b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

        (c)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

        (d)   The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

        (e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

        (f)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

        (g)   The phrases "delivered," "provided to," "furnished to," "made available" and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual "data room" set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

        1.03    Knowledge.     As used herein, the phrase "to the knowledge" shall mean the actual knowledge of, in the case of the Company, Meg Broderick, Ric Fulop and Elizabeth Linardos and, in the case of Acquiror, Mark J. Coleman and Pierre M. Henry and, in each case, after reasonable inquiry.

ARTICLE II
THE MERGER; CLOSING

        2.01    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the "Surviving Company") following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the "Certificate of Merger"), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the "Effective Time").

        2.02    Effects of the Merger.     The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

        2.03    Closing.     Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the "Closing Date." Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

        2.04    Certificate of Incorporation and Bylaws of the Surviving Company.

        (a)   At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit G attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

        (b)   At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company's certificate of incorporation and the DGCL.

        2.05    Directors and Officers of the Surviving Company.

        (a)   The Company shall take all necessary action prior to the Effective Time such that (a) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (b) each person set forth on Schedule 2.05 shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors' respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        (b)   Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

ARTICLE III
EFFECTS OF THE MERGER

        3.01    Effect on Capital Stock.     Subject to the provisions of this Agreement:

        (a)   at the Effective Time, by virtue of the Merger and without any action on the part of any Acquiror Stockholder, (i) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Preferred Stock shall be entitled to receive, as applicable, the Per Share Preferred Stock Consideration as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and (ii) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Common Stock Consideration. Following the conversion of the shares of Company Preferred Stock into the right to receive the applicable Per Share Preferred Stock Consideration and the conversion of the shares of the Company Common Stock into the right to receive the Per Share Common Stock Consideration pursuant to this Section 3.01(a), all of the shares of Company Preferred Stock and Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration, as the case may be. Notwithstanding anything contained herein to the contrary, nothing contained in this Agreement shall require the Acquiror to issue any number of shares of Acquiror Common Stock (deemed to have a value of ten dollars ($10) per share) with an aggregate implied value in excess of the Consideration Cap;

        (b)   at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

        (c)   at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of Company Common Stock and Company Preferred Stock held in the treasury of the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

        3.02    Equitable Adjustments.     If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company, or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

        3.03    Delivery of Per Share Common Stock Consideration and Per Share Preferred Stock Consideration.

        (a)   Concurrently with the mailing of the Consent Solicitation Statement, Acquiror shall cause to be mailed to each Company Stockholder a letter of transmittal substantially in the form of Exhibit H hereto, with such changes as may be required by a paying agent and reasonably acceptable to the Company (the "Letter of Transmittal"), which shall have customary representations and warranties as to title, authorization, execution and delivery.

        (b)   Upon the receipt of a Letter of Transmittal (accompanied with all Company Certificates representing shares of Company Common Stock and Company Preferred Stock, to the extent such shares of Company Common Stock and Company Preferred Stock are certificated) duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by Acquiror, the Company Stockholder holding such shares of Company Common Stock and Company Preferred Stock, as applicable, shall be entitled to receive in exchange therefor, the Per Share Common Stock Consideration and the applicable Per Share Preferred Stock Consideration, as the case may be, into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(a). Until surrendered as contemplated by this Section 3.03(b), each share of Company Common Stock and Company Preferred Stock shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Per Share Common Stock Consideration and the applicable Per Share Preferred Stock Consideration, as the case may be, which the Company Stockholders holding shares of Company Common Stock and Company Preferred Stock, as applicable, were entitled to receive in respect of such shares pursuant to this Section 3.03(b). The delivery of the applicable Per Share Preferred Stock Consideration shall be made as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and pursuant to an allocation schedule prepared by the Company, which allocation schedule shall be delivered to the Acquiror not less than five (5) Business Days prior to the Closing.

        3.04    Lost Certificate.     In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, and Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Common Stock Consideration or the applicable Per Share Preferred Stock Consideration, as the case may be, deliverable in respect thereof as determined in accordance with this Article III.

        3.05    Conversion of Company Equity Awards.

        (a)   Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire, on the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time, including applicable vesting conditions (after such conversion, each a "Rollover Option") the number of shares of Acquiror Common Stock determined by multiplying the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time by the Per Share Common Stock Consideration and rounding the resulting number down to the nearest whole number of shares of Acquiror Common Stock. The per share exercise price for the Acquiror Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Common Stock subject to the Company Stock Option, as in effect immediately prior to the Effective Time, by the Per Share Common Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent.

        (b)   Effective as of the Effective Time, each share of Company Restricted Stock, to the extent then unvested and outstanding, shall automatically, without any action on the part of the holder thereof, be converted into the number of shares of restricted Acquiror Common Stock, subject to the same terms and conditions as were applicable to such Company Restricted Stock immediately prior to the Effective Time, including applicable vesting conditions (after such conversion, "Rollover Restricted Stock") determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Restricted Stock award immediately prior to the Effective Time by (ii) the Per Share Common Stock Consideration.

        (c)   Effective as of the Effective Time, each Company Restricted Stock Unit, to the extent then outstanding, shall automatically, without any action on the part of the holder thereof, be converted into restricted stock units of the Acquiror with respect to that number of shares of Acquiror Common Stock determined by multiplying (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit award immediately prior to the Effective Time by (ii) the Per Share Common Stock Consideration (after such conversion, "Rollover Restricted Stock Units"). Except as provided herein, the Rollover Restricted Stock Units shall be subject to the same terms and conditions as were applicable to the Company Restricted Stock Units immediately prior to the Effective Time, including applicable vesting conditions.

        (d)   Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code.

        3.06    Withholding.     Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided, however, that before making any deduction or withholding pursuant to this Section 3.06 other than as a result of a failure to deliver the deliverable set forth in Section 8.03(d) or with respect to compensatory payments made pursuant to Section 3.05, Acquiror shall give the Company at least five (5) days prior written notice of any anticipated deduction or withholding (together with any legal basis therefor) to provide the Company with sufficient opportunity to provide any forms or other documentation from the relevant equity holders or take such other steps in order to avoid such deduction or withholding and shall reasonably consult and cooperate with the Company in good faith to attempt to reduce or eliminate any amounts that would otherwise be deducted or withheld pursuant to this Section 3.06. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds such amounts with respect to any Person and properly remits such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company's or its Subsidiary's payroll to facilitate applicable withholding.

        3.07    Cash in Lieu of Fractional Shares.     Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.01(a), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.07) multiplied by (ii) an amount equal to the VWAP of shares of Acquiror Common Stock for the 20 Trading Days prior to the date that is three (3) Business Days prior to the Closing.

        3.08    Payment of Expenses.

        (a)   On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of the Company or the Company Stockholders for outside counsel incurred in connection with the Transactions and fees and expenses of the Company for any other agents, advisors, consultants, experts and financial advisors employed by the Company incurred in connection with the Transactions (collectively, the "Outstanding Company Expenses").

        (b)   On the Closing Date following the Closing, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all fees and disbursements of Acquiror, Merger Sub or the Sponsor for outside counsel and fees and expenses of Acquiror, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror, Merger Sub or the Sponsor incurred in connection with the Transactions (collectively, the "Outstanding Acquiror Expenses").

        3.09    Dissenting Shares.     Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, "Dissenting Shares"), shall not be converted into the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such

Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder's right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Common Stock Consideration or the applicable Per Share Preferred Stock Consideration, as the case may be, in accordance with this Article III. The Company shall give Acquiror prompt notice (and in any event within one (1) Business Day) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Acquiror and Merger Sub as follows:

        4.01    Corporate Organization of the Company.

        (a)   The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement.

        (b)   The Company is licensed or duly qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        4.02    Subsidiaries.

        (a)   The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all securities and other equity interests in each of the Company's Subsidiaries. Each of the Company's Subsidiaries has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company's Subsidiaries is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        (b)   As of the date hereof, except for the Company's or any of its Subsidiaries' ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

        4.03    Due Authorization.     The Company has all requisite company power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05 and the adoption of this Agreement by (a) holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (treated as Company Common Stock on an "as converted basis") voting together as a single class and (b) holders of a majority of the outstanding shares of Company Preferred Stock (treated as Company Common Stock on an "as converted basis") voting together as a single class (the "Company Requisite Approval") to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other company proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company's performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement and approve the transactions contemplated hereby.

        4.04    No Conflict.     Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05 or on Schedule 4.04, the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, bylaws or other organizational documents of the Company or its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a) , or any Leased Real Property document to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        4.05    Governmental Authorities; Consents.     No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company's execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which has not had and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions and (c) as otherwise disclosed on Schedule 4.05.

        4.06    Capitalization.

        (a)   The authorized capital stock of the Company consists of (i) 156,000,000 shares of Company Common Stock, 31,716,208 of which are issued and outstanding as of the date of this Agreement, (ii) 26,189,545 shares of the Company Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (iii) 23,675,035 shares of the Company Series B Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (iv) 13,152,896 shares of the Company Series C Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (v) 21,075,193 shares of the Company Series D Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (vi) 13,450,703 shares of the Company Series E Preferred Stock, all of which are issued and outstanding as of the date of this Agreement and (vii) 2,494,737 shares of the Company Series E-1 Redeemable Preferred Stock, all of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, (iii) were not issued in breach or violation of any preemptive rights or Contract, and (iv) are fully vested. As of the date of this Agreement, 919,461 shares of Company Common Stock are issuable upon exercise of all outstanding Company Warrants. All outstanding Company Warrants (i) were issued in compliance in all material respects with applicable Securities Law and (ii) were not issued in breach or violation of any Contract. Set forth on Schedule 4.06(a) is a true, correct and complete list of each holder of shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests of the Company (other than Company Equity Awards) and the number of shares of Company Common Stock, Company Preferred Stock, Company Warrants or other equity interests held by each such holder as of the date hereof. Except as set forth in this Section 4.06, on Schedule 4.06(a) or pursuant to the Company Stock Plan, as of the date hereof there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding.

        (b)   Except for (i) the Company Warrants set forth on Schedule 4.06(a), (ii) Company Equity Awards granted pursuant to the Company Stock Plans and (iii) the Company Preferred Stock, as of the date hereof, there are (x) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (y) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company's stockholders may vote. Except as set forth on Schedule 4.06(b), as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests. With respect to each Company Equity Award, Schedule 4.06(b) sets forth, as of June 30, 2020, the name of the holder of such Company Equity Award, the number of vested and unvested shares of Company Common Stock covered by such Company Equity Award, the date of grant, the cash exercise price or strike price per share of such Company Equity Award and the applicable expiration date. Each Company Stock Option was granted in all material respects in accordance with the terms of the applicable Company Stock Plan and in compliance in all material respects with all applicable Laws. No Company Stock Option is subject to Section 409A of the Code and each Company Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies, except, in either case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

        (c)   As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company's Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, other than with respect to the Company Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company's Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company's Subsidiaries is a party or by which any of the Company's Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company's Subsidiaries. Other than with respect to the Company Equity Awards, as of the date hereof, there are no outstanding contractual obligations of the Company's Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company's Subsidiaries. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company's Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries' stockholders may vote. Except as forth on Schedule 4.06(c), the Company's Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company's Subsidiaries.

        (d)   As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(d), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company's Subsidiaries.

        (e)   The aggregate liquidation preference of, and the aggregate consideration due to the holders of, the Company Preferred Stock as of the Effective Time shall not exceed the Consideration Cap. The Company Board has determined in good faith that the value of each share of Acquiror Common Stock to be issued pursuant to the terms of this Agreement shall have a value of ten dollars ($10) per share pursuant to Section 2.3.3 of the Company Certificate of Incorporation.

        4.07    Financial Statements.     Attached as Schedule 4.07 are (a) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and as of December 31, 2019 and the audited consolidated statement of operations, statements of comprehensive loss, statements of stockholders' equity and statements of cash flows of the Company and its Subsidiaries for the same period, together with the auditor's reports thereon (the "Audited Financial Statements") and (b) the unaudited consolidated balance sheets of the Company and its Subsidiaries as of June 30, 2020 and the unaudited consolidated statement of operations and statement of cash flows of the Company and its Subsidiaries as of June 30, 2020 (the "Unaudited Financial Statements" and, together with the Audited

Financial Statements, the "Financial Statements"). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries. Other than the Audited Financial Statements, there are no audited financial statements (including any audited consolidated balance sheets, income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows) for the Company or any of its Subsidiaries with respect to calendar years 2018 and 2019.

        4.08    Undisclosed Liabilities.     There is no liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) disclosed in the Schedules, (d) arising under this Agreement or the performance by the Company of its obligations hereunder, (e) arising, directly or indirectly, in connection with the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition) or (f) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

        4.09    Litigation and Proceedings.     There are no pending or, to the knowledge of the Company, threatened, Actions and, to the knowledge of the Company, there are no pending or threatened investigations, in each case, against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company or its Subsidiaries to consummate the Transactions.

        4.10    Compliance with Laws.

        (a)   Except where the failure to be, or to have been, in compliance with such Laws has not or would not, individually or in the aggregate, reasonably be expected be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since December 31, 2017 have been, in compliance with all applicable Laws. Neither of the Company nor its Subsidiaries has received any written notice from any Governmental Authority violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole.

        (b)   Since December 31, 2017, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, (i) there has been no action taken by the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the

Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

        4.11    Intellectual Property.

        (a)   Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list, including owner, jurisdiction, and serial and application numbers, of all Patents, all registered copyrights, all registered Trademarks, all domain name registrations and all pending registration applications for any of the foregoing, in each case, that are owned or purported to be owned by the Company or a Subsidiary (the "Registered Intellectual Property") and all material unregistered Intellectual Property owned or purported to be owned by the Company or a Subsidiary. The Company or one of its Subsidiaries is the sole and exclusive owner of all Registered Intellectual Property set forth on Schedule 4.11(a) and all other Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

        (b)   Except (i) as set forth on Schedule 4.11(b) or (ii) as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party, and there are no proceedings are pending or, to the Company's knowledge, threatened in writing (including unsolicited offers to license Patents), as of the date of this Agreement, against the Company or any Subsidiary by any third party claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party in the conduct of the Company's business. Except (x) as set forth on Schedule 4.11(b) or (y) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any Subsidiary is a party to any pending proceedings, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any third party of its Intellectual Property. Within the two (2) years preceding the date of this Agreement, the conduct of the Company's business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party, except for such infringements, misappropriations, dilutions and other violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property except for such infringements, misappropriations, dilutions and other violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Subsidiaries or the Company, as the case may be, either own(s), has a valid license to use or otherwise has the lawful right to use, all of the Company Intellectual Property and Company Software, except for such Company Intellectual Property and Company Software with respect to which the lack of such ownership, license or right to use would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

        (c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and each of its Subsidiaries is (i) diligently prosecuting all Patent applications it has filed, (ii) diligently preparing to file Patent applications for all inventions that have been identified by the Company in its reasonable business judgment as worth patenting in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application and (iii) diligently preparing and filing Patent applications for all identified inventions that have come to the attention of senior engineering management personnel and have been identified by such personnel, in their reasonable business judgment, as worth patenting. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all prior art material to the patentability of the claims in any issued or applied for Patents of the Company or any Subsidiary is cited in the respective issued Patents, applications or associated file histories thereof, and there is no other material prior art with respect thereto.

        (d)   The Company and the Subsidiaries have undertaken commercially reasonable efforts to maintain all material Owned Intellectual Property, including, without limitation, to protect the confidentiality of any Trade Secrets included in the Owned Intellectual Property that are material to their business.

        (e)   No director, officer or employee of the Company has any ownership interest in any of the Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has implemented policies whereby employees and contractors of the Company who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries are required to assign to the Company all of such employee's or contractor's rights therein, and all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned (or are obligated to assign) to the Company or its applicable Subsidiaries all of such employee's or contractor's rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or its Subsidiary), except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

        (f)    Except as set forth on Schedule 4.11(f), no government funding and no facilities or other resources of any university, college, other educational institution or research center were used in the development of any Owned Intellectual Property in a manner that may give rise to any Intellectual Property ownership claims by such government, university, college, or other educational institution or research center with respect to any of the Owned Intellectual Property.

        (g)   The Company and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for "free software," "open source software" or under a similar licensing or distribution term (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License) ("Open Source Materials") used by the Company or any of its Subsidiaries in any way.

        (h)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the material Owned Intellectual Property or Owned Company Software, (ii) distributed Open Source Materials in conjunction with any Owned Intellectual Property or Owned Company Software or (iii) used Open Source Materials in any Owned Intellectual Property or Owned Company Software (including any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works or (C) redistributable at no charge), in each case of the foregoing clauses (i), (ii) and (iii), in such a way that grants or otherwise requires the Company or its Subsidiaries to license, grant rights or otherwise provide to any third party any material Owned Intellectual Property, including, but not limited to, the source code for any Owned Company Software.

        (i)    With respect to all material Company Software owned by the Company (the "Owned Company Software"), the Company is in actual possession or control of the applicable material source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Owned Company Software. The Company has not disclosed source code for Owned Company Software to a third party outside of the scope of: (i) such third party's engagement with the Company or a Subsidiary or (ii) a written agreement that protects the Company's rights in such source code and obligates the third party to maintain the confidentiality of the source code. To the knowledge of the Company, no Person other than the Company is in possession of, or has rights to possess, any source code for Owned Company Software. Except as set forth under non-exclusive licenses granted by the Company to customers in the ordinary course of business, no Person other than the Company has any rights to use any Owned Company Software.

        (j)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems currently used to provide material products to customers in the conduct of their business as it is currently conducted (the "IT Systems") during the two-year (2-year) period preceding the date hereof and (ii) the Company and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for the IT Systems and (iii) to the knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the IT Systems in the two-year (2-year) period preceding the date hereof that, pursuant to any legal requirement, would require the Company or a Subsidiary to notify customers or employees of such breach or intrusion.

        (k)   The Company's and its Subsidiaries' collection, use, disclosure, storage and transfer of Personal Information complies in all material respects with, and for the three (3) years prior to the date of this Agreement has complied in all material respects with (i) any Contract to which any of them is a party, (ii) any of their published privacy policies or (iii) any applicable Privacy Laws and any applicable industry standards in which the business of the Company and the Subsidiaries operates that concern privacy, data protection, confidentiality or information security. The execution, delivery and performance of the transactions contemplated by this Agreement do not violate the Company's privacy policy as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by the Company or any of its Subsidiaries and, upon Closing, Acquiror will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have not received any complaints, notices of investigation, or claims from any consumers, governmental regulators, or other entities, nor, to the Knowledge of the Company, have any such complaints, investigations, or claims been threatened against them. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Company's knowledge, the Company and its Subsidiaries have not experienced any data breaches or other data incidents.

        4.12    Contracts; No Defaults.

        (a)   Schedule 4.12(a) contains a listing of all Contracts (other than purchase orders) described in clauses (i) through (ix) below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 4.12(a) have been delivered to or made available to Acquiror or its agents or representatives.

            (i)  each employee collective bargaining Contract;

           (ii)  any Contract pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap, and off-the-shelf software (including software-as-a-service) licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $100,000 per year or (B) licenses to a third party to use Owned Intellectual Property or Owned Company Software (other than any licenses granted to customers, suppliers or service providers in the ordinary course of business);

          (iii)  any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory;

          (iv)  any Contract under which the Company or its Subsidiaries has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business), in each case of clauses (A), (B) and (C), in an amount in excess of $250,000 of committed credit;

           (v)  any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company or its Subsidiaries since December 31, 2017 involving consideration in excess of $1,000,000 of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

          (vi)  any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $500,000 or, together with all related Contracts, in excess of $2,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

         (vii)  any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.12 and expected to result in revenue or require expenditures in excess of $500,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

        (viii)  any Contract between the Company or its Subsidiaries, on the one hand, and any of Company's stockholders, on the other hand, that will not be terminated at or prior to the Closing; and

          (ix)  any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries taken as a whole.

        (b)   Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since December 31, 2018, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since December 31, 2018 through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

        4.13    Company Benefit Plans.

        (a)   Schedule 4.13(a) sets forth a complete list of each material Company Benefit Plan. "Company Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or under which the Company or its Subsidiaries has or could reasonably be expected to have any obligation or liability, including, without limitation, all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which the Company and its Subsidiaries have no remaining obligations or liabilities.

        (b)   With respect to each Company Benefit Plan, the Company has delivered or made available to Acquiror correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable, (i) the current plan document and any trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable), (iv) the most recent actuarial valuation and (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority).

        (c)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA, the PPACA and the Code and all contributions required to be made under the terms of any Company Benefit Plan as of the date this representation is made have been timely made or, if not yet due, have been properly reflected in the Company's financial statements.

        (d)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination or opinion letter as to its qualification, (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter. To the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

        (e)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsored, maintained, contributed to or was required to contribute to, at any point during the six (6) year period prior to the date hereof, a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a "Multiemployer Plan") or other pension plan, in each case, regardless of whether or not it is subject to Title IV of ERISA. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no circumstance or condition exists that would reasonably be expected to result in any liability of the Company or any of its Subsidiaries to any Multiemployer Plan or other pension plan that is subject to Title IV of ERISA and that is maintained by an ERISA Affiliate of the Company. For purposes of this Agreement, "ERISA Affiliate" means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code.

        (f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened.

        (g)   Except as set forth on Schedule 4.13(g), neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) or benefit becoming due to any stockholder, director, officer or employee of the Company or any its Subsidiaries, (ii) materially increase any compensation or benefits otherwise payable to any stockholder, director, officer or employee of the Company or any its Subsidiaries, (iii) result in the acceleration, vesting or creation of any rights of any director, officer or employee of the Company or its Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates or (iv) result in any new material obligation pursuant to any of the Company Benefit Plans.

        (h)   No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, officer or director of the Company or any Subsidiary of the Company who is a "disqualified individual" within the meaning of Section 280G of the Code could reasonably be expected to be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

        (i)    Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. No Company Benefit Plan provides for the gross-up of any Taxes imposed by Section 4999 or 409A of the Code.

        4.14    Labor Matters.

        (a)   (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or its Subsidiaries, (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

        (b)   Except as would not, individually or in the aggregate, reasonably be expected to be material, to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries (i) is in compliance with all applicable Laws regarding employment and employment practices, including, without limitation, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers' compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance, (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved and (iii) since January 1, 2018, has not experienced any actual or, to the knowledge of the Company, threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

        (c)   Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

        (d)   (i) All individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law (A) as employees or individual independent contractors and (B) for employees, as an "exempt" employee or a "non-exempt" employee (within the meaning of the FLSA and state Law), (ii) no such individual has been improperly included or excluded from any Company Benefit Plan, and (iii) neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications, except, in the case of each of clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

        (e)   To the Knowledge of the Company, in the last five (5) years, no allegations of sexual or other unlawful harassment or discrimination have been made in writing against (i) any officer of the Company or its Subsidiaries or (ii) any employee of the Company or its Subsidiaries at a level of Vice President or above.

        (f)    To the knowledge of the Company, no employee of the Company or its Subsidiaries at the level of senior vice president or above is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

        4.15    Taxes.     Except as set forth on Schedule 4.15 or as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

        (a)   All Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete.

        (b)   All amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

        (c)   Each of the Company and its Subsidiaries has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

        (d)   Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

        (e)   Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two (2) years.

        (f)    Neither the Company nor its Subsidiaries has been a party to any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

        (g)   Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing outside of the ordinary course of business; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Sections 951, 951A or 965 of the Code.

        (h)   There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

        (i)    Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

        (j)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

        (k)   Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity's default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

        (l)    Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five (5) year period ending on the Closing Date, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

        (m)  Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

        (n)   To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

        (o)   The Company has not made an election under Section 965(h) of the Code.

        (p)   Other than the representations and warranties set forth in Section 4.13, this Section 4.15 contains the exclusive representations and warranties of the Company with respect to Tax matters.

        4.16    Brokers' Fees.     Except as described on Schedule 4.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

        4.17    Insurance.     Schedule 4.17 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers' compensation and other forms of insurance held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. With respect to each such insurance policy required to be listed on Schedule 4.17, except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers' compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date), (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company's knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened and (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

        4.18    Real Property; Assets.

        (a)   Neither the Company nor any Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

        (b)   Schedule 4.18(b) contains a true, correct and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries for which the Company or its Subsidiaries is required to make aggregate payments in excess of $50,000 annually (the "Leased Real Property"). The Company has made available to Acquiror true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the "Real Estate Lease Documents"), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property.

        (c)   Each Real Estate Lease Document (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity, and each such Real Estate Lease Document is in full force and effect, (ii) has not been amended or modified except as reflected in the Real Estate Lease Documents made available to Acquiror and (iii) to the knowledge of the Company, covers the entire estate it purports to cover and, subject to securing the consents or approvals, if any, required under the Real Estate Lease Documents to be obtained from any landlord, or lender to landlord (as applicable), in connection with the execution and delivery of this Agreement by the Company or the consummation of the transaction contemplated hereby by the Company, upon the consummation of the transactions contemplated by this Agreement, will entitle Acquiror or its Subsidiaries to the exclusive use (subject to the terms of the respective Real Estate Lease Documents in effect with respect to the Leased Real Property), occupancy and possession of the premises specified in the Real Estate Lease Documents for the purpose specified in the Real Estate Lease Documents.

        (d)   No material default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Real Estate Lease Documents. Neither the Company nor its Subsidiaries has received written or, to the knowledge of the Company, oral notice of default or breach under any Real Estate Lease Document which has not been cured. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Real Estate Lease Document by the Company or its Subsidiaries or by the other parties thereto. Neither the Company nor its Subsidiaries has subleased or otherwise granted any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest in the Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good and valid leasehold title to each Leased Real Property subject only to Permitted Liens.

        (e)   Neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Leased Real Property.

        (f)    Except for Permitted Liens and licenses of Intellectual Property and Software, the Company and its Subsidiaries have good and valid title to the assets of the Company and its Subsidiaries.

        4.19    Environmental Matters.     Except as disclosed on Schedule 4.19:

        (a)   the Company and its Subsidiaries are and, during the last three years, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with all material Permits required pursuant to Environmental Law for the operation of the business and the Leased Real Properties;

        (b)   there has been no release of any Hazardous Materials at, in, on or under any Leased Real Property, and neither the Company nor its Subsidiaries have generated, stored, handled, used, processed, transported, released or disposed of, or exposed any person to, Hazardous Materials at, in, on or under the Leased Real Property or off-site of the Leased Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property, except in each case as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries;

        (c)   neither the Company nor its Subsidiaries is subject to any current and material Governmental Order relating to any non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

        (d)   no Action is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation is pending or threatened with respect to the Company's or its Subsidiaries' compliance with or liability under Environmental Law, except in each case as would not reasonably be expected to be material to the Company or any of its Subsidiaries;

        (e)   neither the Company nor any Subsidiary has assumed by contract or by operation of law any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

        (f)    the Company has made available to the Acquiror all material environmental reports (including any Phase I or Phase II environmental site assessments), audits, and related correspondence relating to the Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable, prepared, issued or received during the last three (3) years, that are in the Company's possession, custody or control.

        4.20    Absence of Changes.

        (a)   Since December 31, 2019, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

        (b)   From June 30, 2020 through the date of this Agreement, the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (ii) have not taken any action that (A) would require the consent of the Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof and (B) is material to the Company and its Subsidiaries, taken as a whole.

        4.21    Affiliate Agreements.     Except as set forth on Schedule 4.21 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, "associate" or member of the "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a "Company Affiliate Agreement").

        4.22    Internal Controls.     Except as set forth on Schedule 4.22, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management's general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        4.23    Permits.     Each of the Company and its Subsidiaries has all material Permits (the "Material Permits") that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in compliance with all Material Permits applicable to the Company or its Subsidiaries.

        4.24    Registration Statement.     None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

        4.25    No Additional Representations and Warranties.     Except as otherwise expressly provided in this Article IV (as modified by the Schedules), the Company expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Company or the Company's assets, and the Company specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to the Company's assets, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that such subject assets are being acquired "as is, where is" on the Closing Date, and in their present condition, and Acquiror and Merger Sub shall rely on their own examination and investigation thereof. None of the Company's Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or its Affiliates.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB

        Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the Acquiror SEC Reports filed or furnished by Acquiror on or after March 14, 2019 (excluding (x) any disclosures in such Acquiror SEC Reports under the headings "Risk Factors," "Forward-Looking Statements" or "Qualitative Disclosures About Market Risk" and other disclosures that are predictive, cautionary or forward looking in nature and (y) any exhibits or other documents appended thereto), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

        5.01    Corporate Organization.

        (a)   Acquiror is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the organizational documents of Acquiror previously delivered by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective organizational documents. Acquiror is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement and consummate the Transactions.

        (b)   Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

        5.02    Due Authorization.

        (a)   Each of Acquiror and Merger Sub has all requisite corporate or entity power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.07) (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the Acquiror Charter Amendment, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by each of Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized by all requisite action and (in the case of Acquiror), except for the Acquiror Stockholder Approval and the effectiveness of the Acquiror Charter Amendment, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror's or Merger Sub's performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such ancillary agreement will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

        (b)   The affirmative vote of (i) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Transaction Proposal, (ii) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the NYSE Proposal, (iii) (A) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class B Common Stock, voting together as a single class, and (B) holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a single class, shall be required to approve the Amendment Proposal, and (iv) holders of a majority of the outstanding shares of Acquiror Common Stock and Acquiror Class B Common Stock, voting together as a single class, cast at the Special Meeting shall be required to approve the Acquiror Omnibus Incentive Plan Proposal, in each case, assuming a quorum is present, to approve the Proposals are the only votes of any of Acquiror's capital stock necessary in connection with the entry into this Agreement by Acquiror, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Acquiror Stockholders of all of the foregoing, collectively, the "Acquiror Stockholder Approval").

        (c)   At a meeting duly called and held, the Acquiror Board has unanimously: (i) determined that this Agreement and the transactions contemplated hereby are fair to, advisable and in the best interests of Acquiror and its stockholders; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved the transactions contemplated by this Agreement as a Business Combination; and (iv) resolved to recommend to the stockholders of Acquiror approval of each of the matters requiring Acquiror Stockholder approval.

        5.03    No Conflict.     The execution, delivery and performance of this Agreement by each of Acquiror and Merger Sub and (in the case of Acquiror), upon receipt of the Acquiror Stockholder Approval and the effectiveness of the Acquiror Charter Amendment, the consummation of the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of Merger Sub, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to each of Acquiror or Merger Sub or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which each of Acquiror or Merger Sub or any their respective Subsidiaries is a party or by which any of their respective assets or properties may be bound or affected or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

        5.04    Litigation and Proceedings.     There are no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror, or otherwise affecting Acquiror or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions. There is no unsatisfied judgment or any open injunction binding upon Acquiror which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

        5.05    Compliance with Laws.

        (a)   Except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, the Acquiror and its Subsidiaries are, and since March 14, 2019 have been, in compliance in all material respects with all applicable Laws. Neither of the Acquiror nor its

Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Acquiror or its Subsidiaries at any time since March 14, 2019, which violation would reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

        (b)   Since March 14, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions, (i) there has been no action taken by the Acquiror, its Subsidiaries, or, to the knowledge of the Acquiror, any officer, director, manager, employee, agent or representative of the Acquiror or its Subsidiaries, in each case, acting on behalf of the Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Law, (ii) neither the Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

        5.06    Employee Benefit Plans.     Except as may be contemplated by the Acquiror Omnibus Incentive Plan Proposal, neither Acquiror, Merger Sub, nor any of their respective Subsidiaries maintains, contributes to or has any obligation or liability, or could reasonably be expected to have any obligation or liability, under, any "employee benefit plan" as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than standard employment agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 days or such longer period as may be required by applicable Law) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which Acquiror, Merger Sub or any of their respective Subsidiaries have no remaining obligations or liabilities (collectively, the "Acquiror Benefit Plans") and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of Acquiror, Merger Sub or any of their respective Subsidiaries to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

        5.07    Governmental Authorities; Consents.     No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror's or Merger Sub's execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act and any other applicable Antitrust Law, Securities Laws and the NYSE and the filing and effectiveness of the Certificate of Merger and the Acquiror Charter Amendment.

        5.08    Financial Ability; Trust Account.

        (a)   As of the date hereof, there is at least three hundred million one hundred fifty thousand dollars $300,150,000 invested in a trust account at J.P. Morgan Chase Bank, N.A. (the "Trust Account"), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the "Trustee"), pursuant to the Investment Management Trust Agreement, dated March 14, 2019, by and between Acquiror and the Trustee (the "Trust Agreement"). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the knowledge of Acquiror, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror's final prospectus dated March 14, 2019. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Since March 14, 2019, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder.

        (b)   As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

        (c)   As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

        5.09    Taxes.     Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

        (a)   All Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete.

        (b)   All amounts of Taxes shown due on any Tax Returns of Acquiror and all other amounts of Taxes owed by Acquiror have been timely paid.

        (c)   Acquiror has (i) withheld all amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

        (d)   Acquiror is not currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Acquiror has not received any written notice from a Governmental Authority of a proposed deficiency of any amount of Taxes other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.

        (e)   Acquiror has not constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two years.

        (f)    Acquiror has not been a party to any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

        (g)   Acquiror will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing outside of the ordinary course of business; or (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing.

        (h)   Acquiror does not have any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

        (i)    Acquiror is not party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

        (j)    Acquiror is classified as a corporation for U.S. federal income tax purposes.

        (k)   To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

        (l)    This Section 5.09 contains the exclusive representations and warranties of Acquiror with respect to Tax matters.

        5.10    Brokers' Fees.     Except for fees previously disclosed by Acquiror to the Company to be paid to the Persons described on Schedule 5.10, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders' fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or Merger Sub or any of their respective Affiliates, including the Sponsor.

        5.11    Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

        (a)   Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since March 14, 2019 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the "Acquiror SEC Reports"). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

        (b)   Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror's principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror's principal executive officer and principal financial officer to material information required to be included in Acquiror's periodic reports required under the Exchange Act.

        (c)   Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror's financial reporting and the preparation of Acquiror's financial statements for external purposes in accordance with GAAP.

        (d)   There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

        (e)   Neither Acquiror (including any employee thereof) nor Acquiror's independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror's management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

        (f)    To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

        5.12    Business Activities; Absence of Changes.

        (a)   Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

        (b)   Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

        (c)   Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.12(c) and (iii) with respect to fees and expenses of Acquiror's legal, financial and other advisors, Acquiror is not, and at no time has been, party to any Contract with any other Person that would require payments by Acquiror in excess of one hundred thousand dollars ($100,000) monthly, two million dollars ($2,000,000) in the aggregate with respect to any individual Contract or more than three million dollars ($3,000,000) in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.12(c)).

        (d)   There is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities and obligations (i) reflected or reserved for on Acquiror's consolidated balance sheet for the quarterly period ended June 30, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole), (ii) that have arisen since the date of Acquiror's consolidated balance sheet for the quarterly period June 30, 2020 in the ordinary course of the operation of business of the Acquiror and its Subsidiaries (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and its Subsidiaries, taken as a whole) or (iii) disclosed in Schedule 5.12(d).

        (e)   Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub's organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

        (f)    Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

        (g)   Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the ancillary agreements to this Agreement, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

        (h)   (i) Since the date of Acquiror's formation, there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions and (ii) from June 30, 2020 through the date of this Agreement, Acquiror and its Subsidiaries have not taken any action that (A) would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof or (B) is material to the Acquiror and its Subsidiaries, taken as a whole.

        (i)    None of Acquiror or Merger Sub or any of their respective Subsidiaries or Associates has an interest of five percent (5%) or greater in an entity that competes with the Company or any of its Subsidiaries in the field of designing and marketing of 3D printing systems. For purposes of this Section 5.12(i), "Associate" is defined pursuant to 16 C.F.R. § 801.1(d)(2).

        5.13    Registration Statement.     As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to the Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

        5.14    No Outside Reliance.     Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates and any of its and their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or any certificate delivered in accordance with Section 9.02(b), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any "data room" (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement or any certificate delivered in accordance with Section 9.02(b). Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished

"as is", "where is" and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(b), with all faults and without any other representation or warranty of any nature whatsoever.

        5.15    Capitalization.

        (a)   The authorized capital stock of Acquiror consists of (i) 1,000,000 shares of preferred stock, of which no shares of preferred stock are issued and outstanding as of the date of this Agreement, (ii) 110,000,000 shares of common stock, consisting of 100,000,000 shares of Acquiror Common Stock and 10,000,000 shares of Class B Common Stock, of which (A) 30,015,000 shares of Acquiror Common Stock are issued and outstanding as of the date of this Agreement and 7,503,750 shares of Acquiror Class B Common Stock are issued and outstanding as of the date of this Agreement and (B) 23,510,500 Acquiror Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Common Stock held by the Sponsor.

        (b)   Except for this Agreement, the Acquiror Warrants and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror's stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror. Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.

        (c)   As of the date hereof, the authorized share capital of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share, of which 100 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

        (d)   Subject to approval of the Proposals, the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Laws).

        (e)   Except as set forth in the Acquiror Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Acquiror is a party or by which Acquiror is bound with respect to any ownership interests of Acquiror.

        5.16    NYSE Stock Market Quotation.     The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol "TRNE". Acquiror is in compliance in all material respects with the rules of the NYSE and there is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on the NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

        5.17    Contracts; No Defaults.

        (a)   Schedule 5.17(a) contains a listing of every "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements, this Agreement and the Subscription Agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies of the Contracts listed on Schedule 5.17(a) have been delivered to or made available to the Company or its agents or representatives.

        (b)   Each Contract of a type required to be listed on Schedule 5.17(a), whether or not set forth on Schedule 5.17(a), was entered into at arm's length and in the ordinary course of business. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.17(a), whether or not set forth on Schedule 5.17(a), (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Acquiror or its Subsidiaries party thereto and, to the knowledge of the Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Acquiror, are enforceable by the Acquiror or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law), (ii) none of the Acquiror, its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since March 14, 2019, neither the Acquiror nor its Subsidiaries have received any written or, to the knowledge of the Acquiror, oral claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Acquiror or its Subsidiaries or, to the knowledge of the Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both) and (v) since March 14, 2019 through the date hereof, neither the Acquiror nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

        5.18    Title to Property.     Except as set forth on Schedule 5.18, neither the Acquiror nor any of its Subsidiaries (a) owns or leases any real or personal property or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

        5.19    Investment Company Act.     Neither the Acquiror nor any of its Subsidiaries is an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

        5.20    Affiliate Agreements.     Except as set forth on Schedule 5.20, none of the Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Acquiror or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) Affiliate, "associate" or member of the "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an "Acquiror Affiliate Agreement").

        5.21    Takeover Statutes and Charter Provisions.     The Acquiror Board has taken all action necessary so that the restrictions on a "business combination" (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and the issuance of the Aggregate Common Stock Consideration and Aggregate Preferred Stock Consideration. As of the date of this Agreement, no "fair price," "moratorium," "control share acquisition" or other anti-takeover statute or similar domestic or foreign Law applies with respect to the Acquiror or any of its Subsidiaries in connection with this Agreement, the Merger, the issuance of the Aggregate Common Stock Consideration and Aggregate Preferred Stock Consideration or any of the other transactions contemplated hereby. As of the date of this Agreement, there is no stockholder rights plan, "poison pill" or similar anti-takeover agreement or plan in effect to which the Acquiror or any of its Subsidiaries is subject, party or otherwise bound.

        5.22    PIPE Investment Amount; Subscription Agreements.     The Acquiror has delivered to the Company true, correct and complete copies of each of the Subscription Agreements that have been executed as of the date hereof pursuant to which the Subscribers party thereto have committed, subject to the terms and conditions therein, to purchase shares of Acquiror Common Stock in the aggregate for an aggregate amount equal to two hundred seventy-five million dollars ($275,000,000.00) (such amount together with amounts committed pursuant to Subscription Agreements executed after the date hereof, the "PIPE Investment Amount"). Each of the Subscription Agreements executed as of the date hereof are in full force and effect and are legal, valid and binding upon the Acquiror and the Subscribers party thereto, enforceable in accordance with their terms. None of the Subscription Agreements executed as of the date hereof have been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements executed as of the date hereof have not been withdrawn, terminated or rescinded by the Subscribers party thereto in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements executed as of the date hereof or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements executed as of the date hereof or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements executed as of the date hereof that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements executed as of the date hereof. Acquiror has, and to the knowledge of Acquiror, the Subscribers that have executed Subscription Agreements as of the date hereof have, complied with all of its obligations under the Subscription Agreements executed as of the date hereof. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements executed as of the date hereof, other than as expressly set forth in the Subscription Agreements executed as of the date hereof. To the knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or the Subscribers party to Subscription Agreements executed as of the date hereof, (ii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or the Subscriber party to a Subscription Agreement executed as of the date or (iii) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements executed as of the date hereof being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements executed as of the date hereof will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

ARTICLE VI
COVENANTS OF THE COMPANY

        6.01    Conduct of Business.     From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the "Interim Period"), the Company shall, and shall cause its Subsidiaries to, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries, (iii) use commercially reasonable efforts to keep available the services of their present officers, and (iv) use commercially reasonable efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor; provided, that, in the case of each of the preceding clauses (i)-(iv), during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, the Company may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary (A) to protect the health and safety of the Company's or its Subsidiaries' employees and other individuals having business dealings with the Company or its Subsidiaries or (B) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, including, but not limited to the COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to the coronavirus (COVID-19) pandemic shall be deemed to be taken in the "ordinary course of business" for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that the Company or any of its Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

        (a)   change or amend the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

        (b)   (i) make, declare or pay any dividend or distribution (whether in cash, stock or property) to any of the stockholders of the Company in their capacities as stockholders, except dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary, (ii) effect any recapitalization, reclassification, split or other change in its capitalization, (iii) except in connection with the exercise of any outstanding Company Warrants, the exercise or settlement of any Company Equity Award or for grants of Company Equity Awards (A) to employees hired after the date hereof and prior to the Effective Time in the ordinary course of business consistent with past practice or (B) to other employees listed on Schedule 6.01(b)(iii), in the case of each of clauses (A) and (B) subject to the limitations set forth on Schedule 6.01(b)(iii) , authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) except pursuant to the Company Stock Plans in effect on the date of this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

        (c)   enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), renew or fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.12(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 4.12(a)), any lease or other occupancy agreement related to real property or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice;

        (d)   sell, transfer, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of the Company and its Subsidiaries, taken as a whole (including Company Intellectual Property, Company Software), except for (w) transactions solely among the Company and its wholly owned Subsidiaries or among the wholly owned Subsidiaries of the Company, (x) dispositions of obsolete or worthless assets, (y) sales of inventory in the ordinary course of business consistent with past practice and (z) sales, abandonment, lapses of assets or items or materials (in each case other than Owned Intellectual Property and Owned Company Software) in an amount not in excess of $500,000 in the aggregate, other than (A) as set forth on Schedule 6.01(d), (B) where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such Registered Company Intellectual Property, (C) Permitted Liens or (D) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

        (e)   except as otherwise required pursuant to Company Benefit Plans in effect on the date of this Agreement or applicable Law, (i) except with respect to the employees set forth on Schedule 6.01(e) subject to the limitations set forth on Schedule 6.01(e), grant any increase in compensation, benefits or severance to any director, employee or independent contractor of the Company or its Subsidiaries, (ii) adopt, enter into, materially amend or terminate any Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, (iii) grant or provide any severance or termination payments or benefits to any director, employee or independent contractor of the Company or its Subsidiaries, (iv) hire any employee or independent contractor of the

Company or its Subsidiaries other than any such employee or independent contractor with an annual base salary of less than $300,000 in the ordinary course of business consistent with past practice, or terminate any employee of the Company or its Subsidiaries with an annual base salary of $300,000 or more (other than for cause), or (v) take any action that will result in the acceleration, vesting or creation of any right of any director, officer, employee or independent contractor of the Company or its Subsidiaries under any of the Company Benefit Plans;

        (f)    (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the transactions contemplated by this Agreement);

        (g)   make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $500,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company's annual capital expenditure budget for periods following the date hereof, made available to Acquiror prior to the date hereof;

        (h)   make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any "keep well" or similar agreement to maintain the financial condition of any other Person, except advances to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice and extended payment terms for customers in the ordinary course of business;

        (i)    make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

        (j)    take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

        (k)   acquire any fee interest in real property;

        (l)    enter into, renew or amend in any material respect any Company Affiliate Agreement;

        (m)  waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $250,000 in the aggregate;

        (n)   incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $1,000,000, other than (x) solely between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries or (y) in connection with borrowings, extensions of credit and other financial accommodations under the Company's and Subsidiaries' existing credit facilities, notes and other existing Indebtedness and, in each case, any refinancings thereof, provided, that, in no event shall any such borrowing, extension of credit or other financial accommodation be subject to any prepayment fee or penalty or similar arrangement or amend, restate or modify in a manner materially adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness (when taken as a whole); provided, further, that any action permitted under this Section 6.01(n) shall be deemed not to violate Section 6.01(b) or Section 6.01(c);

        (o)   enter into any material new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement;

        (p)   make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

        (q)   voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of its Subsidiaries, any insurance policy maintained with respect to the Company and its Subsidiaries and their assets and properties; and

        (r)   enter into any agreement or undertaking to do any action prohibited under this Section 6.01, other than entry into a letter of intent, memorandum of understanding or agreement in principle for the purchase of all or a portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, provided, that such transaction, if consummated, would not require financial statements to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act.

        6.02    Inspection.     Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company's or its Subsidiaries' possession from time to time, and except for any information which (x) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (y) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

        6.03    HSR Act and Regulatory Approvals.     In connection with the transactions contemplated by this Agreement, the Company shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Acquiror as promptly as reasonably practicable all information required for any application or other filing required to be made by the Acquiror pursuant to any Antitrust Law. The Company shall (i) substantially comply with any Information or Document Requests and (ii) request early termination of any waiting period under the HSR Act. The Company shall promptly notify the Acquiror of any substantive communication with any Governmental Authority or third party with respect to the transactions contemplated by this Agreement, and furnish to Acquiror copies of any notices or written communications received by the Company or any of its Affiliates with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by the Company or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between the Company or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Company, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the Acquiror under this Section 6.03 as "outside counsel only." Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company or any of its Subsidiaries or Affiliates to, and Acquiror and its Subsidiaries and Affiliates shall not, without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to the Company or any of its Subsidiaries or Affiliates, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company or any of its Subsidiaries or Affiliates, or any interest therein. Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

        6.04    Termination of Certain Agreements.     On and as of the Closing, the Company shall take all actions necessary to cause the Contracts listed on Schedule 6.04(a) to be terminated without any further force and effect and without any cost or other liability or obligation to the Company or its Subsidiaries, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

        6.05    No Acquiror Common Stock Transactions.     From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries or its stockholders shall engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror. The Company shall use reasonable best efforts to require each of its Subsidiaries and stockholders to comply with the foregoing sentence.

        6.06    No Claim Against the Trust Account.     The Company acknowledges that the Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror's final prospectus, dated March 14, 2019 and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror's public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further acknowledges and agrees that the Acquiror's sole assets consist of the cash proceeds of the Acquiror's initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination, are or is not consummated by March 19, 2021 or such later date as approved by the stockholders of Acquiror to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself and its Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.06 shall survive the termination of this Agreement for any reason.

        6.07    Proxy Solicitation; Other Actions.

        (a)   The Company agrees to use reasonable best efforts to provide Acquiror, as soon as reasonably practicable after the date hereof audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries as of and for the years ended December 31, 2018 and December 31, 2019, in each case, prepared in accordance with GAAP and Regulation S-X. The Company shall be available to, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror's preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

        (b)   From and after the date on which the Registration Statement becomes effective under the Securities Act, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.07 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

        6.08    Non-Solicitation; Acquisition Proposals.

        (a)   Except as expressly permitted by this Section 6.08, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 6.08(b)(iii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing; provided, that it is understood and agreed that any determination or action by the Company Board made in accordance with Section 6.08(b) or Section 6.08(c) shall not be deemed to be a breach or violation of this Section 6.08(a). The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in twelve (12) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. The Company shall promptly (and in any event within one (1) Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). The Company shall promptly (and in any event within one (1) Business Day) keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Company, its Subsidiaries or their respective Representatives). Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of this Agreement and did not result from a material breach of this Section 6.08) to be made to the Company or the Company Board so long as the Company promptly (and in any event within one

(1) Business Day thereafter) notifies Acquiror thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and the Company Board determines prior to the grant of such waiver, amendment or release in good faith, after consultation with outside legal counsel to the Company, that the failure of the Company Board to take such action would be inconsistent with its fiduciary duties under applicable Law. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.08 by any of the Company's Subsidiaries, or any of the Company's or its Subsidiaries' respective Representatives acting on the Company's or one of its Subsidiaries' behalf, shall be deemed to be a breach of this Section 6.08 by the Company.

        (b)   Notwithstanding anything to the contrary in Section 6.08(a) or Section 8.02(e), this Agreement shall not prevent the Company or the Company Board from:

            (i)  taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided, that this clause (i) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 6.08(c) and 6.08(d);

           (ii)  prior to obtaining the Company Requisite Approval, contacting and engaging in discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a), solely for the purpose of clarifying such Acquisition Proposal and the terms thereof;

          (iii)  prior to obtaining the Company Requisite Approval, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made a bona fide written Acquisition Proposal after the date hereof that did not result from a material breach of Section 6.08(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to the Company's or any of its Subsidiaries' properties, books and records and providing information or data in response to a request therefor by a Person who has made a bona fide written Acquisition Proposal that did not result from a material breach of Section 6.08(a), in each case, if the Company Board (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute, result in or lead to a Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and (III) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided, that the Company shall provide to Acquiror and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Acquiror or Merger Sub prior to or substantially concurrently with the time it is provided to such Person (and in any event within twenty-four (24) hours thereof);

          (iv)  prior to obtaining the Company Requisite Approval, making a Company Change in Recommendation (only to the extent permitted by Section 6.08(c) or Section 6.08(d) ); or

           (v)  resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

        (c)   Notwithstanding anything in this Section 6.08 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a material breach of this Section 6.08, that (i) such proposal constitutes a

Superior Proposal and (ii) the failure to take the actions specified in clause (A) or (B) of this Section 6.08(c) would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Requisite Approval, (A) make a Company Change in Recommendation or (B) terminate this Agreement pursuant to Section 10.01(e) to enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company pays to Acquiror the Company Termination Payment required to be paid pursuant to Section 10.02(b) at or prior to the time of such termination (it being agreed that such termination shall not be effective unless such fee is so paid); provided, further, that the Company will not be entitled to make a Company Change in Recommendation or terminate this Agreement in accordance with Section 10.01(e) unless (x) the Company delivers to Acquiror a written notice (a "Company Notice") advising Acquiror that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board, and (y) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the "Notice Period"), the Company Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal if the adjustments to the terms and conditions of this Agreement proposed by Acquiror (if any) were to be given effect and (2) after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation or so terminate would be inconsistent with its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

        (d)   Notwithstanding anything in this Section 6.08 or Section 8.02(e) to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company or the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided, that the Company will not be entitled to make, or agree or resolve to make, a Company Change in Recommendation unless (i) the Company delivers to Acquiror a written notice (an "Intervening Event Notice") advising Acquiror that the Company Board proposes to take such action and containing the material facts underlying the Company Board's determination that an Intervening Event has occurred, and (ii) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which the Company delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which the Company delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the "Intervening Event Notice Period"), the Company Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make a Company Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Company Change in Recommendation.

        (e)   For purposes of this Agreement, the following terms shall have the meanings assigned below:

            (i)  "Acquisition Proposal" means any proposal or offer from any Person or "group" (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (B) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

           (ii)  "Superior Proposal" means a bona fide and written Acquisition Proposal made after the date hereof, that did not result from a material breach of this Section 6.08, that the Company Board in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby (including any offer by Acquiror to amend the terms of this Agreement, termination or break-up fee and conditions to consummation); provided, that for purposes of the definition of "Superior Proposal," the term "Acquisition Proposal" shall have the meaning assigned to such term herein, except that the references to "20%" in such definition shall be deemed to be references to "80%".

          (iii)  "Intervening Event" means an event, fact, development, circumstance or occurrence (but specifically excluding any Acquisition Proposal, Superior Proposal, any changes in capital markets or any declines or improvements in financial markets) that materially affects the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable to the Company or the Company Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof), and that becomes known to the Company or the Company Board after the date of this Agreement.

        6.09    Certain Agreements.     During the Interim Period, the Company shall use commercially reasonable efforts to obtain (a) an executed Registration Rights Agreement from each holder of Company Preferred Stock who will receive Acquiror Common Stock in connection with the Transaction and who has not executed the Registration Rights Agreement prior to the time of the execution and delivery of this Agreement and (b) an executed Confidentiality and Lockup Agreement from any holder of Company Preferred Stock who has been designated by the parties hereto to execute that agreement but has not done so prior to the time of the execution and delivery of this Agreement.

ARTICLE VII
COVENANTS OF ACQUIROR

        7.01    HSR Act and Regulatory Approvals.

        (a)   In connection with the transactions contemplated by this Agreement, Acquiror shall comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.

        (b)   Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

        (c)   Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect the Acquiror's or the Company's freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company and its Subsidiaries; provided, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate Acquiror or any other Person to take any actions with respect to Acquiror's Affiliates, the Sponsor, the Subscriber, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror's Affiliates, the Sponsor, the Subscriber or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror's Affiliates, Sponsor or of any such investment fund or investment vehicle.

        (d)   Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror agrees to provide the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of Acquiror, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as "outside counsel only."

        (e)   Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

        (f)    Acquiror shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 7.01(f) shall not apply to or be binding upon Acquiror's Affiliates, the Sponsor, the Subscriber, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror's Affiliates, the Sponsor, the Subscriber or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror's Affiliates, the Sponsor, the Subscriber or of any such investment fund or investment vehicle.

        7.02    Indemnification and Insurance.

        (a)   From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and each of its Subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and their respective Subsidiaries to honor, each of the covenants in this Section 7.02.

        (b)   For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors' and officers' liability insurance covering those Persons who are currently covered by the Company's or its Subsidiaries' directors' and officers' liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors' and officers' liability insurance by obtaining a six-year "tail" policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

        (c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 7.02 applies without the consent of the affected Person.

        7.03    Conduct of Acquiror During the Interim Period.

        (a)   During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Acquiror shall not and each shall not permit any of its Subsidiaries to:

            (i)  change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub, other than to effectuate the Acquiror Charter Amendment, the Acquiror A&R Charter and the Acquiror A&R Bylaws;

           (ii)  (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Common Stock required by the Offer or as otherwise required by Acquiror's Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

          (iii)  make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, or enter into any Tax sharing or similar agreement (excluding any commercial contract not primarily related to Taxes);

          (iv)  take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

           (v)  other than as set forth on Schedule 7.03(a)(v), enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);

          (vi)  enter into, or amend or modify any material term of (in a manner adverse to the Acquiror or any of its Subsidiaries (including the Company and its Subsidiaries)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 5.17(a) (or any Contract, that if existing on the date hereof, would have been required to be listed on Schedule 5.17(a)) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Acquiror or its Subsidiaries is a party or by which it is bound;

         (vii)  waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability in excess of the amount set forth in Schedule 7.03(a)(vii);

        (viii)  incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

          (ix)  (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein, other than pursuant to the Sponsor Agreement;

           (x)  except as contemplated by the Acquiror Omnibus Incentive Plan, (i) adopt or amend any Acquiror Benefit Plan, or enter into any employment contract or collective bargaining agreement or (ii) hire any employee or any other individual to provide services to the Acquiror or its Subsidiaries following Closing;

          (xi)  (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquiror or its Subsidiaries (other than the transactions contemplated by this Agreement);

         (xii)  make any capital expenditures;

        (xiii)  make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any "keep well" or similar agreement to maintain the financial condition of any other Person;

        (xiv)  enter into any new line of business outside of the business currently conducted by the Acquiror and its Subsidiaries as of the date of this Agreement;

         (xv)  make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

        (xvi)  voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and its Subsidiaries and their assets and properties; or

       (xvii)  enter into any agreement or undertaking to do any action prohibited under this Section 7.03.

        (b)   During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

        7.04    Trust Account.     Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Acquiror Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 3.08 and the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.07; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Acquiror.

        7.05    Inspection.     Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror's or its Subsidiaries' possession from time to time, and except for any information which in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

        7.06    Acquiror NYSE Listing.

        (a)   From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, the NYSE.

        (b)   The Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions to be approved for listing on the NYSE as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

        7.07    Acquiror Public Filings.     From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

        7.08    Financing.     Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein, including using its reasonable efforts to enforce its rights under the Subscription Agreements to cause the Subscribers to pay to (or as directed by) Acquiror the applicable purchase price under each Subscriber's applicable Subscription Agreement in accordance with its terms.

        7.09    Additional Insurance Matters.     Prior to the Closing, Acquiror shall obtain directors' and officers' liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (a) the terms of the current directors' and officers' liability insurance in place for the Company's and its Subsidiaries' directors and officers and (b) the terms of a typical directors' and officers' liability insurance policy for a company whose equity is listed on NYSE which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company and its Subsidiaries).

        7.10    Section 16 Matters.     Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of "non-employee directors" (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

        7.11    Director and Officer Appointments.     Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NYSE listing requirements, Acquiror shall take all actions necessary or appropriate to cause the individuals set forth on Schedule 7.11(a) to be elected as members of the Acquiror Board, effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.11(a), which indemnification agreements shall continue to be effective following the Closing.

        7.12    Exclusivity.     During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement, letter of intent, memorandum of understanding or agreement in principle with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Company, its stockholders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a "Business Combination Proposal") other than (i) with the Company, its stockholders and their respective Affiliates and Representatives or (ii) to the extent that the Acquiror Board determines in good faith, in response to an Acquiror Intervening Event, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law. Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal.

        7.13    Bylaws.     Prior to the consummation of the Transactions, the Acquiror shall adopt the Acquiror A&R Bylaws.

        7.14    Acquiror A&R Charter.     The Acquiror shall adopt the Acquiror A&R Charter immediately following the consummation of the Transactions.

ARTICLE VIII
JOINT COVENANTS

        8.01    Support of Transaction.     Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Company or its Subsidiaries, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

        8.02    Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

        (a)   As promptly as practicable following the execution and delivery of this Agreement, Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the "Registration Statement") in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror.

        (b)   Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

        (c)   Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Business Combination (as defined in the Certificate of Incorporation) and the adoption and approval of this Agreement (the "Transaction Proposal"), (ii) approval of the Acquiror Charter Amendment and the Acquiror A&R Charter (the "Amendment Proposal") and each change to the Acquiror A&R Charter that is required to be separately approved, (iii) to the extent required by the NYSE listing rules, approval of the issuance of the Aggregate Preferred Stock Consideration and the Aggregate Common Stock Consideration together with the Acquiror Common Stock pursuant to the Subscription Agreements (the "NYSE Proposal"), (iv) the approval and adoption of the Acquiror Equity Plan (the "Acquiror Equity Plan Proposal"), (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vi) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the "Additional Proposal" and together with the Transaction Proposal, the Amendment Proposal, the NYSE Proposal and the Acquiror Omnibus Incentive Plan Proposal, the "Proposals"). The Acquiror Omnibus Incentive Plan Proposal shall provide that an aggregate number of shares of Acquiror Common Stock equal to the percentage set forth on Schedule 8.02(c) of the outstanding shares of Acquiror Common Stock as of Closing shall be reserved for issuance pursuant to the Acquiror Omnibus Incentive Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror's stockholders at the Special Meeting.

        (d)   Acquiror shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL, (ii) after the Registration Statement is declared effective under the Securities Act, cause the Proxy Statement to be disseminated to Acquiror's stockholders in compliance with applicable Law and (iii) after the Registration Statement is declared effective under the Securities Act, solicit proxies from the holders of Acquiror Common Stock to vote in accordance with the recommendation of the Acquiror Board with respect to each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the "Acquiror Board Recommendation") and shall include the Acquiror Board Recommendation in the Proxy Statement, unless the Acquiror Board shall have changed the recommendation in accordance with this Section 8.02(d). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an "Acquiror Change in Recommendation"); provided, that if, at any time prior to obtaining the Acquiror Stockholder Approval, the Acquiror Board determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Acquiror or the Acquiror Board may, prior to obtaining the Acquiror Stockholder Approval, make an Acquiror Change in Recommendation; provided further, that Acquiror will not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (A) Acquiror delivers to the Company a written notice (an "Acquiror Intervening Event Notice") advising the Company that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board's determination that an Acquiror Intervening Event has occurred (it being acknowledged that such Acquiror Intervening Event Notice shall not itself constitute a breach of this Agreement), and (B) at or after 5:00 p.m., New York City time, on the fifth (5th) Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth (5th) Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional four (4) Business Day (instead of five (5) Business Day) period from the date of such notice), the "Acquiror Intervening Event Notice Period"), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel) that the failure to make an Acquiror Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law. If requested by the Company, Acquiror will and will use its reasonable best efforts to cause its Representatives to, during the Acquiror Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Acquiror Change in Recommendation. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that the Special Meeting, without the prior written consent of the Company, (x) may not be adjourned to a date that is more than twenty (20) Business Days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by applicable Law) and (y) is held no later than four (4) Business Days prior to the Termination Date. For the purposes of this Agreement, "Acquiror Intervening Event" means any material event, fact, development, circumstance or occurrence that (i) was not known and was not reasonably foreseeable to the Acquiror Board as of the date hereof and that becomes known to the Acquiror Board after the date of this Agreement and (ii) does not relate to clearance of the Merger by any Regulatory Consent Agency or any other applicable Laws, including any action in connection therewith taken pursuant to or required to be taken pursuant to Section 7.01; provided, however, that (1) any change in the price or trading volume of Acquiror Common Stock, (2) the Company meeting, failing to meet or exceeding financial or other projections or predictions and (3) any delays in production of the Company's products shall not be taken into account for purposes of determining whether an Acquiror Intervening Event has occurred.

        (e)   The Company shall solicit the Company Requisite Approval via written consent as soon as promptly as practicable after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Stockholders entitled to provide such written consent, (ii) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (iii) unless a Company Change in Recommendation has been made, solicit written consents from the Company Stockholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the "Company Board Recommendation") and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section 8.02(e). The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (i) or (ii), a "Company Change in Recommendation") except in accordance with Sections 6.08(c) and 6.08(d) . The Company will provide Acquiror with copies of all stockholder consents it receives within one (1) Business Day of receipt. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company's obligation to solicit written consents from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.02(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Company Change in Recommendation.

        8.03    Tax Matters.

        (a)   Transfer Taxes.    Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions ("Transfer Taxes"). The Company shall file all necessary Tax Returns with respect to all such Transfer Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns. The Company and Acquiror agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

        (b)   Tax Treatment.    Acquiror, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall take or cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent the Transactions from qualifying for such Intended Tax Treatment or the Company from obtaining the Closing Tax Opinion. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis consistent with the Intended Tax Treatment. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

        (c)   Each of Acquiror and the Company shall cooperate and use their respective reasonable best efforts to obtain the Closing Tax Opinion and any Tax opinions required to be filed with the SEC in connection with the Registration Statement, including by (i) delivering to the applicable legal counsel the Acquiror Registration Statement Tax Certificate and the Company Registration Statement Tax Certificate and (ii) delivering to the applicable legal counsel the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

        (d)   The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

        (e)   On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than thirty (30) days prior to the Closing Date and signed by a responsible corporate officer of the Company.

        8.04    Confidentiality; Publicity.

        (a)   Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

        (b)   None of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto; and provided, further, that subject to Section 6.02 and this Section 8.04, the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent.

        8.05    Post-Closing Cooperation; Further Assurances.     Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

ARTICLE IX
CONDITIONS TO OBLIGATIONS

        9.01    Conditions to Obligations of All Parties.     The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

          (a)    Antitrust Law Approval.    All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated.

          (b)    No Prohibition.    There shall not have been entered, enacted or promulgated any Law enjoining or prohibiting the consummation of the Transactions.

          (c)    Offer Completion.    The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

          (d)    Registration Statement.    The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

          (e)    Net Tangible Assets.    Acquiror shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Offer.

          (f)    Acquiror Stockholder Approval.    The Acquiror Stockholder Approval shall have been obtained.

          (g)    Company Stockholder Approval.    The Company Requisite Approval shall have been obtained.

          (h)    NYSE.    The Acquiror Common Stock to be issued in connection with the transactions contemplated by the Subscription Agreements shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

        9.02    Additional Conditions to Obligations of Acquiror.     The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

          (a)    Representations and Warranties.

              (i)  Each of the representations and warranties of the Company contained in Section 4.01 (Corporate Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06(e) (Capitalization), Section 4.16 (Brokers' Fees) and Section 4.20(a) (No Material Adverse Effect), in each case shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

             (ii)  The representations and warranties of the Company contained in Section 4.06 (other than Section 4.06(e)) (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

            (iii)  The representations and warranties of the Company contained in Section 4.21 (Affiliate Agreements) (without giving effect to any limitation as to "materiality", "material adverse effect" or any similar limitation set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

            (iv)  Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i) and (ii)), shall be true and correct (without giving any effect to any limitation as to "materiality" or "Material Adverse Effect" or any similar limitation set forth therein) as of the date hereof and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect.

          (b)    Agreements and Covenants.    Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

          (c)    Officer's Certificate.    The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

        9.03    Additional Conditions to the Obligations of the Company.     The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

          (a)    Representations and Warranties.

              (i)  Each of the representations and warranties of Acquiror contained in Section 5.01 (Corporate Organization of the Company) and Section 5.02 (Due Authorization), in each case shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

             (ii)  Each of the representations and warranties of Acquiror contained in this Agreement (other than the representations and warranties of the Acquiror contained in Section 5.15 (Capitalization)) (without giving effect to any limitation as to "materiality", "material adverse effect" or any similar limitation set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date.

            (iii)  The representations and warranties of the Acquiror contained in Section 5.15 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time.

          (b)    Agreements and Covenants.    Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

          (c)    Officer's Certificate.    Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

          (d)    Acquiror Charter Amendment.    The Certificate of Incorporation shall be amended by the Acquiror Charter Amendment.

          (e)    NYSE.    The Acquiror Common Stock to be issued to the holders of Company Stock in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

          (f)    Resignations.    The directors and executive officers of Acquiror listed on Schedule 9.03(g) shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

          (g)    Closing Tax Opinion.    The Company shall have received an opinion from Latham & Watkins LLP, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for the Intended Tax Treatment (the "Closing Tax Opinion"). In

  rendering such opinion, Latham & Watkins LLP or Paul, Weiss, Rifkind, Wharton & Garrison LLP, as applicable, shall be entitled to receive and rely upon representations, warranties and covenants of officers of Acquiror, Merger Sub and the Company and any of their respective Affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such legal counsel, including the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

          (h)    Company's Required Funds.    The Closing Acquiror Cash shall equal or exceed the Company's Required Funds.

ARTICLE X
TERMINATION/EFFECTIVENESS

        10.01    Termination.     This Agreement may be terminated and the transactions contemplated hereby abandoned:

        (a)   by written consent of the Company and Acquiror;

        (b)   prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a "Terminating Company Breach"), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the "Company Cure Period"), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before December 31, 2020 (as such date as it may be extended pursuant to this Section 10.01(b)(ii) or Section 10.01(c)(ii) (the "Termination Date")); provided, that, if as of the Termination Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (to the extent permitted by applicable Law), other than the conditions set forth in Section 9.01(a), Section 9.01(b), Section 9.01(d), Section 9.01(f) or Section 9.01(g), the Termination Date shall be automatically extended to January 31, 2021, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror's failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in material breach of its obligations under this Agreement on such date;

        (c)   prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a "Terminating Acquiror Breach"), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such commercially reasonable efforts to cure such Terminating Acquiror Breach (the "Acquiror Cure Period"), such termination shall not be effective, and such termination shall become effective only if the

Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date; provided, that, if as of the Termination Date all conditions to this Agreement are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived (to the extent permitted by applicable Law), other than the conditions set forth in Section 9.01(a), Section 9.01(b), Section 9.01(d), Section 9.01(f) or Section 9.01(g), the Termination Date shall be automatically extended to January 31, 2021, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company's failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company is in material breach of its obligations under this Agreement on such date;

        (d)   by written notice from either the Company or Acquiror to the other if the Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

        (e)   by written notice from the Company to Acquiror prior to obtaining the Company Requisite Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 6.08(c);

        (f)    by written notice from Acquiror to the Company prior to obtaining the Company Requisite Approval if the Company Board (i) shall have made a Company Change in Recommendation or (ii) shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to stockholders; or

        (g)   by written notice from Acquiror to the Company if the Company Requisite Approval has not been obtained within three (3) Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.02(e).

        10.02    Effect of Termination.

        (a)   Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.06. The provisions of Sections 6.06, 8.04, 10.02 and Article XI (collectively, the "Surviving Provisions") and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

        (b)   In the event that this Agreement is validly terminated by (i) the Company pursuant to Section 10.01(e) or (ii) by Acquiror pursuant to Section 10.01(f), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), at or prior to the time of termination in the case of a termination pursuant to Section 10.01(e) or as promptly as reasonably practicable in the case of a termination pursuant to Section 10.01(f) (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

        (c)   In the event that this Agreement is validly terminated by either Acquiror or the Company pursuant to Section 10.01(b)(ii) or Section 10.01(c)(ii) or by Acquiror pursuant to Section 10.01(b)(i) or Section 10.01(g), and (i) before the date of such termination, an Acquisition Proposal is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within twelve (12) months after the date of termination, the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal (which Acquisition Proposal is ultimately consummated), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two (2) Business Days) after the date on which the Acquisition Proposal is consummated, payable by wire transfer of immediately available funds.

        (d)   The parties hereto acknowledge and hereby agree that the Company Termination Payment, if, as and when required pursuant to this Section 10.02, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Acquiror in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one (1) occasion. Each of the Company, Acquiror and Merger Sub acknowledges that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement.

        (e)   Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Acquiror is paid the Company Termination Payment pursuant to this Section 10.02, the Company Termination Payment shall be the sole and exclusive monetary remedy (except in the case of Willful Breach) of Acquiror, Merger Sub or any of the Acquiror Related Parties against the Company or any other Company Related Party for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach (excluding any Willful Breach) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

ARTICLE XI
MISCELLANEOUS

        11.01    Waiver.     Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

        11.02    Notices.     All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or

(iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to Acquiror or Merger Sub, to:
405 Lexington Avenue, 48th Floor New York, NY 10174
	Attn:	Mark J. Coleman, Esq.
	E-mail:	mcoleman@trineacquisitioncorp.com
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10023
	Attn:	Edward T. Ackerman
Jeffrey D. Marell
	E-mail:	eackerman@paulweiss.com jmarell@pauweiss.com
(b)	If to the Company to:
Desktop Metal, Inc. 63 Third Avenue Burlington, MA 01803
	Attn:	Meg Broderick; Elizabeth Linardos
	E-mail:	meg.broderick@desktopmetal.com; elizabeth.linardos@desktopmetal.com with a copy to:
Latham & Watkins LLP 200 Clarendon St. Boston, MA 02116
	Attn:	John Chory Ryan Maierson
	E-mail:	john.chory@lw.com ryan.maierson@lw.com

or to such other address or addresses as the parties may from time to time designate in writing.

        11.03    Assignment.     No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

        11.04    Rights of Third Parties.     Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.02 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 11.14 and 11.16.

        11.05    Expenses.     Except as otherwise provided herein (including Section 3.08, Section 7.01(e) and Section 8.03(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

        11.06    Governing Law.     This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

        11.07    Captions; Counterparts.     The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        11.08    Schedules and Exhibits.     The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

        11.09    Entire Agreement.     This Agreement (together with the Schedules and Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

        11.10    Amendments.     This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

        11.11    Severability.     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

        11.12    Jurisdiction; WAIVER OF TRIAL BY JURY.     Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of

Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        11.13    Enforcement.    The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

        11.14    Non-Recourse.    This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

        11.15    Nonsurvival of Representations, Warranties and Covenants.     None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time

(and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

        11.16    Acknowledgements.     Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (iii) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (iv) except for the Company Representations by the Company, the Acquiror and Merger Sub Representations by the Acquiror and Merger Sub, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party's Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain "data rooms," management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party's Subsidiaries), and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party's or its Subsidiaries' assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (v) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by a Person in the Subscription Agreements, the Sponsor Agreement, the Support Agreements, the Stockholders Agreement and the Registration Rights Agreement.

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        IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

TRINE ACQUISITION CORP.
By:	/s/ LEO HINDERY, JR. Name: Leo Hindery, Jr. Title: Chief Executive Officer
SPARROW MERGER SUB, INC.
By:	/s/ LEO HINDERY, JR. Name: Leo Hindery, Jr. Title: Chief Executive Officer
DESKTOP METAL, INC.
By:	/s/ RIC FULOP Name: Ric Fulop Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

SUBSCRIPTION AGREEMENT

        This SUBSCRIPTION AGREEMENT (this "Subscription Agreement") is entered into this [    •    ] day of [    •    ], 2020, by and among Trine Acquisition Corp., a Delaware corporation (the "Issuer"), and the undersigned ("Subscriber" or "you"). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement (as defined below).

        WHEREAS, the Issuer, [    •    ], a wholly owned subsidiary of the Issuer (the "Merger Sub") and Desktop Metal, Inc., a Delaware corporation (the "Company"), will, immediately following the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger, dated as of [    •    ], 2020 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the "Merger Agreement"), pursuant to which, inter alia, the Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of the Issuer (the "Merger"), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Merger Agreement, the "Transactions"); and

        WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer that number of (i) shares of the Issuer's Class A common stock, par value $0.0001 per share (the "Class A common stock") set forth on the signature page hereto (the "Shares") for a purchase price of $10.00 per share, for the aggregate purchase price set forth on Subscriber's signature page hereto (the "Purchase Price"), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

        1.    Subscription.    Subject to the terms and conditions hereof, at the Closing, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Shares (such subscription and issuance, the "Subscription").

        2.    Representations, Warranties and Agreements.

          2.1    Subscriber's Representations, Warranties and Agreements.    To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

            2.1.1  If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

            2.1.2  If Subscriber is not an individual, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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            2.1.3  The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to prevent or delay Subscriber's timely performance of its obligations under this Subscription Agreement (a "Subscriber Material Adverse Effect"), (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

            2.1.4  Subscriber (i) is a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933 (as amended, the "Securities Act")) or an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule I, (ii) is acquiring the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Shares.

            2.1.5  Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.

            2.1.6  Subscriber understands and agrees that Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, the Company or any of

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    their respective affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement.

            2.1.7  Subscriber represents and warrants that its acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

            2.1.8  In making its decision to purchase the Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the Issuer concerning the Issuer or the Shares or the offer and sale of the Shares. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer, the Company and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Subscriber's investment in the Shares. Subscriber acknowledges that it has reviewed the documents made available to the Subscriber by the Company. Subscriber represents and agrees that Subscriber and Subscriber's professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber's professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. Subscriber acknowledges that Credit Suisse Securities (USA) LLC (the "Placement Agent") and its respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Issuer or the Company. Subscriber acknowledges that (i) it has not relied on any statements or other information provided by the Placement Agent or any of the Placement Agent's affiliates with respect to its decision to invest in the Shares, including information related to the Issuer, the Company, the Shares and the offer and sale of the Shares, and (ii) neither the Placement Agent nor any of its affiliates have prepared any disclosure or offering document in connection with the offer and sale of the Shares. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Subscriber's obligation to purchase the Shares hereunder.

            2.1.9  Subscriber became aware of this offering of the Shares solely by means of direct contact from either the Placement Agent or the Issuer as a result of a pre-existing substantive relationship (as interpreted in guidance from the Securities and Exchange Commission (the "Commission") under the Securities Act) with the Issuer or its representatives, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Placement Agent or the Issuer. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Placement Agent has not acted as its financial advisor or fiduciary. Subscriber acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

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            2.1.10  Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

            2.1.11  Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber's investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

            2.1.12  Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

            2.1.13  Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") or in any Executive Order issued by the President of the United States and administered by OFAC ("OFAC List"), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the "BSA"), as amended by the USA PATRIOT Act of 2001 (the "PATRIOT Act"), and its implementing regulations (collectively, the "BSA/PATRIOT Act"), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Shares were legally derived.

            2.1.14  If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan") subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither Issuer, nor any of its respective affiliates (the "Transaction Parties") has acted as the Plan's fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties shall at any time be relied

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    upon as the Plan's fiduciary with respect to any decision to acquire, continue to hold or transfer the Shares.

            2.1.15  Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a "group" (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

            2.1.16  No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Issuer as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of Shares hereunder.

            2.1.17  Subscriber has, and on each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1 will have, sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

            2.1.18  Subscriber represents that no disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (a "Disqualification Event") is applicable to Subscriber or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Subscriber hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to Subscriber or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Section 2.1.18, "Rule 506(d) Related Party" shall mean a person or entity that is a beneficial owner of Subscriber's securities for purposes of Rule 506(d) under the Securities Act.

            2.1.19  Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their respective control persons, officers, directors or employees), other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that neither (i) any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer's capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Company, its affiliates or any of their or their respective affiliates' control persons, officers, directors, partners, agents or employees, shall be liable to any other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer's capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder.

          2.2    Issuer's Representations, Warranties and Agreements.    To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

            2.2.1  The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Delaware General Corporation Law ("DGCL"), with

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    corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

            2.2.2  The Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer's transfer agent, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer's amended and restated certificate of incorporation or under the DGCL.

            2.2.3  This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

            2.2.4  The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), issuance and sale of the Shares and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the legal authority of the Issuer to enter into and perform its obligations under this Subscription Agreement (a "Issuer Material Adverse Effect"), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

            2.2.5  The authorized capital shares of the Issuer immediately prior to the Closing consists of (i) 100,000,000 shares of Class A common stock, par value $0.0001 per share ("Existing Class A Shares"); (ii) 10,000,000 shares of Class B common stock, par value $0.0001 per share ("Existing Class B Shares"); and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share ("Preferred Shares"). [As of the date hereof: (i) no Preferred Shares are issued and outstanding; (ii) [    •    ] Existing Class A Shares are issued and outstanding; (iii) [    •    ] Existing Class B Shares are issued and outstanding; and (iv) [    •    ] warrants to purchase [    •    ] Existing Class A Shares are outstanding.]

            2.2.6  Assuming the accuracy of Subscriber's representations and warranties set forth in Section 2.1 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber.

            2.2.7  The Issuer has made available to Subscriber (including via the Commission's EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the "SEC Documents"). None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the

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    statements therein, in light of the circumstances under which they were made, not misleading; provided, that the Issuer makes no such representation or warranty with respect to the Proxy Statement or any other information relating to the Company or any of its affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

            2.2.8  The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

            2.2.9  Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares under the Securities Act.

            2.2.10  No Disqualification Event is applicable to the Issuer or, to the Issuer's knowledge, any Issuer Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Issuer has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. "Issuer Covered Person" means, with respect to the Issuer as an "issuer" for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

        3.    Settlement Date and Delivery.

          3.1    Closing.    The closing of the Subscription contemplated hereby (the "Closing") shall occur on the date of (the "Closing Date"), and immediately prior to, the consummation of the Transactions. Upon written notice from (or on behalf of) the Issuer to Subscriber (the "Closing Notice") at least five (5) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied, Subscriber shall deliver to the Issuer within two (2) Business Days after receiving the Closing Notice, the Purchase Price for the Shares, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. Unless otherwise agreed by the Company in writing, the Issuer shall deliver the Closing Notice at least four (4) Business Days prior to the date of the Special Meeting. At the Closing, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, the Issuer shall deliver to Subscriber the Shares in book entry form, in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable.

          3.2    Conditions to Closing of the Issuer.    The Issuer's obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

            3.2.1    Representations and Warranties Correct.    The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

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            3.2.2    Closing of the Transactions.    The Transactions set forth in the Merger Agreement shall have been or will be consummated substantially concurrently with the Closing.

            3.2.3    Legality.    There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

          3.3    Conditions to Closing of Subscriber.    Subscriber's obligation to purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

            3.3.1    Representations and Warranties Correct.    The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions; provided, that in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer contained in this Subscription Agreement and the facts underlying such breach would also cause a condition to the Issuer's obligations under the Merger Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the Company waives such condition with respect to such breach under the Merger Agreement.

            3.3.2    Closing of the Transactions.    The Transactions set forth in the Merger Agreement shall have been or will be consummated substantially concurrently with the Closing.

            3.3.3    Legality.    There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

        4.    Registration Statement.

          4.1   The Issuer agrees that, within forty-five (45) calendar days after the consummation of the Transactions (the "Filing Date"), the Issuer will file with the Commission (at the Issuer's sole cost and expense) a registration statement registering the resale of the Shares (the "Registration Statement"), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 105th calendar day (or 165th calendar day if the Commission notifies the Issuer that it will "review" the Registration Statement) following the Closing and (ii) the 10th Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be "reviewed" or will not be subject to further review (such earlier date, the "Effectiveness Date"); provided, however, that the Issuer's obligations to include the Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement

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  during any customary blackout or similar period or as permitted hereunder. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

          4.2   In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

            4.2.1  except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two years from the Effectiveness Date of the Registration Statement;

            4.2.2  advise Subscriber within five (5) Business Days:

              (a)   when a Registration Statement or any post-effective amendment thereto has become effective;

              (b)   of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

              (c)   of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

              (d)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

          Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

            4.2.3  use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

            4.2.4  upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other

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    required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

            4.2.5  use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer's Class A common stock is then listed; and

          4.3   Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer's board of directors reasonably believes, upon the advice of in-house legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer's board of directors, upon the advice of in-house legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a "Suspension Event"); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber's sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber's possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

        5.    Termination.     This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms and (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses,

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liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement.

        6.    Miscellaneous.

          6.1    Further Assurances.    At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

            6.1.1  Subscriber acknowledges that the Issuer, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. Subscriber further acknowledges and agrees that the Placement Agent is a third-party beneficiary of the representations and warranties of the Subscriber contained in Section 2.1.8 and Section 2.1.9 of this Subscription Agreement to the extent such representations and warranties relate to the Placement Agent.

            6.1.2  Each of the Issuer, Subscriber and the Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

            6.1.3  The Issuer may request from Subscriber such additional information as the Issuer may deem necessary to evaluate the eligibility of Subscriber to acquire the Shares, and Subscriber shall provide such information as may be reasonably requested.

            6.1.4  Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

            6.1.5  Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

          6.2    Notices.    Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

              (i)  if to Subscriber, to such address or addresses set forth on the signature page hereto;

             (ii)  if to the Issuer, to:

        [    •    ]
        [            •    ]
        Attn:    [            •    ]
        Email: [            •    ]

        with a required copy (which copy shall not constitute notice) to:

        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10023
        Attn:    Edward T. Ackerman; Jeffrey D. Marell
        Email: eackerman@paulweiss.com; jmarell@paulweiss.com

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            (iii)  if to the Company, to:

        [    •    ]
        [            •    ]
        [            •    ]
        Attn:    [            •    ]
        E-mail: [            •    ]

        with a copy to (which will not constitute notice):

        Latham & Watkins LLP
        200 Clarendon St.
        Boston, MA 02116
        Attn:    John H. Chory; Ryan J. Maierson
        Email: john.chory@lw.com; ryan.maierson@lw.com

          6.3    Entire Agreement.    This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

          6.4    Modifications and Amendments.    This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of the Issuer and the Company.

          6.5    Assignment.    Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber's rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement).

          6.6    Benefit.

            6.6.1  Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, the Company is an express third-party beneficiary of Section 6.4.

            6.6.2  Each of the Issuer and Subscriber acknowledges and agrees that (a) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Merger Agreement and without the representations, warranties, covenants and agreements of the Issuer and Subscriber hereunder, the Company would not enter into the Merger Agreement, (b) each representation, warranty, covenant and agreement of the Issuer and Subscriber hereunder is being made also for the benefit of the Company, and (c) the Company may directly enforce (including by an action for specific performance, injunctive relief or other equitable relief, including to cause the Purchase Price to be paid and the Closing to occur) each of the covenants and agreements of each of the Issuer and Subscriber under this Subscription Agreement.

          6.7    Governing Law.    This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on

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  law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

          6.8    Consent to Jurisdiction; Waiver of Jury Trial.    Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware "Chosen Courts"), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person's property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 6.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 6.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

          6.9    Severability.    If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

          6.10    No Waiver of Rights, Powers and Remedies.    No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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          6.11    Remedies.

            6.11.1  The parties agree that the Issuer and the Company would suffer irreparable damage if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the Issuer and the Company shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the Issuer or the Company to cause Subscriber and the right of the Company to cause the Issuer to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate. In connection with any Action for which the Company is being granted an award of money damages, each of the Issuer and Subscriber agrees that such damages, to the extent payable by such party, shall include, without limitation, damages related to the consideration that is or was to be paid to the Company or its equityholders under the Merger Agreement and/or Subscription Agreement and such damages are not limited to an award of out-of-pocket fees and expenses related to the Merger Agreement and Subscription Agreement.

            6.11.2  The parties acknowledge and agree that this Section 6.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

            6.11.3  In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys' fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

          6.12    Survival of Representations and Warranties.    All representations and warranties made by the Subscriber shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

          6.13    No Broker or Finder.    Other than the Placement Agent (which has been engaged by the Issuer in connection with this Subscription), each of the Issuer and Subscriber each represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted

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  on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Issuer and Subscriber agrees to indemnify and save the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

          6.14    Headings and Captions.    The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

          6.15    Counterparts.    This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

          6.16    Construction.    The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Subscription Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

          6.17    Mutual Drafting.    This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

        7.    Consent to Disclosure.     Subscriber hereby consents to the publication and disclosure in any press release issued by the Issuer or the Company or Form 8-K filed by the Issuer with the SEC in connection with the execution and delivery of the Merger Agreement and the Proxy Statement (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by the Issuer or the Company to any Governmental Authority or to securityholders of the Issuer) of Subscriber's identity and beneficial ownership of Covered Shares and the nature of Subscriber's commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Issuer or the Company, a copy of this Subscription Agreement. Subscriber will promptly provide any information reasonably requested by the Issuer or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

        8.    Trust Account Waiver.     Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has read the Investment Management Trust Agreement, dated as of March 14,

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2019, by and between the Issuer and Continental Stock Transfer & Trust Company, a New York corporation, and understands that the Issuer has established the trust account described therein (the "Trust Account") for the benefit of the Issuer's public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that the Issuer's sole assets consist of the cash proceeds of the Issuer's initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, Subscriber (on behalf of itself and its affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and the Issuer to collect from the Trust Account any monies that may be owed to them by the Issuer or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Subscription Agreement of any of its representations or warranties as set forth in this Subscription Agreement, or such party's material breach of any of its covenants or other agreements set forth in this Subscription Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Subscription Agreement. This Section 8 shall survive the termination of this Subscription Agreement for any reason.

        9.    [Waiver of Sovereign Immunity.     With respect to the liability of Subscriber to perform its obligations under this Subscription Agreement, with respect to itself or its property, Subscriber:

          9.1   agrees that, for purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Subscription Agreement constitutes private and commercial acts done for private and commercial purposes;

          9.2   agrees that, should any proceedings be brought against it or its assets in any jurisdiction in relation to this Subscription Agreement or any transaction contemplated by this Subscription Agreement in accordance with the terms hereof, Subscriber is not entitled to any immunity on the basis of sovereignty in respect of its obligations under this Subscription Agreement, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

          9.3   waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it or any of its assets now has or may acquire in the future in any jurisdiction;

          9.4   subject to the terms and conditions hereof, consents generally in respect of the enforcement of any judgment or award against it in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

          9.5   specifies that, for the purposes of this provision, "assets" shall be taken as excluding "premises of the mission" as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, "consular premises" as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of the Investor.](1)

[Signature Page Follows]

(1)
Note to Draft: To be included for all sovereign wealth or similar investors.

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        IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ISSUER:
TRINE ACQUISITION CORP.
By:
Name:
Title:

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Accepted and agreed this [•] day of [•], 2020.
SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By:	By:

Name:	Name:

Title:	Title:
Date: [•], 2020

Name of Subscriber:	Name of Joint Subscriber, if applicable:
(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)
Name in which securities are to be registered (if different from the name of Subscriber listed directly above):
Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property

Subscriber's EIN:	Joint Subscriber's EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Aggregate Number of Shares subscribed for:

Aggregate Purchase Price:	$

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.
QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

1.
☐    We are a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) (a "QIB") and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as a QIB.

2.
☐    We are subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

***
OR ***

B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.
☐    We are an "accredited investor" (within the meaning of Rule 501(a) under the Securities Act) and have marked and initialed the appropriate box on the following pages indicating the provision under which we qualify as an "accredited investor."

2.
☐    We are not a natural person.

***
AND ***

C.
AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐
is:

☐
is not:

  an "affiliate" (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

        The Subscriber is a "qualified institutional buyer" (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to the Subscriber (Please check the applicable subparagraphs):

  ☐
  The Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and:

  ☐
  is an insurance company as defined in section 2(a)(13) of the Securities Act;

  ☐
  is an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), or any business development company as defined in section 2(a)(48) of the Investment Company Act;

  ☐
  is a Small Business Investment Company licensed by the US Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended ("Small Business Investment Act");

  ☐
  is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;

  ☐
  is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

  ☐
  is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;

  ☐
  is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act");

  ☐
  is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), corporation (other than a bank as defined in section 3(a)(2) of the Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Act, or a foreign bank or savings and loan association or equivalent institution), partnership, or Massachusetts or similar business trust; or

  ☐
  is an investment adviser registered under the Investment Advisers Act;

  ☐
  The Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with the Subscriber;

  ☐
  The Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

  ☐
  The Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies(2) which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

  ☐
  The Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

  ☐
  The Subscriber is a as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with the Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a US bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

        Rule 501(a) under the Securities Act, in relevant part, states that an "accredited investor" shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an "accredited investor."

  ☐
  Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

  ☐
  Any broker or dealer registered pursuant to section 15 of the Exchange Act;

  ☐
  Any insurance company as defined in section 2(a)(13) of the Securities Act;

  ☐
  Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a)(48) of the Investment Company Act;

  ☐
  Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

  ☐
  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

  ☐
  Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such

(2)
"Family of investment companies" means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided that, (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company's adviser (or depositor) is a majority-owned subsidiary of the other investment company's adviser (or depositor)

    plan is a self-directed plan, with investment decisions made solely by persons that are "accredited investors";

  ☐
  Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

  ☐
  Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered and that has total assets in excess of $5,000,000;

  ☐
  Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

  ☐
  Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000. For purposes of calculating a natural person's net worth: (a) the person's primary residence shall not be included as an asset; (b) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

  ☐
  Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

  ☐
  Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D under the Securities Act; or

  ☐
  Any entity in which all of the equity owners are "accredited investors."

Exhibit B

SUPPORT AGREEMENT

        This Support Agreement (this "Agreement"), dated as of August 26, 2020, is entered into by and among Trine Acquisition Corp., a Delaware corporation ("Acquiror"), Sparrow Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror ("Merger Sub"), and [    •    ], a [    •    ] (the "Stockholder").

RECITALS

        WHEREAS, concurrently herewith, Acquiror, Desktop Metal, Inc., a Delaware corporation (the "Company"), and Merger Sub are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement"; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the "Merger");

        WHEREAS, as of the date hereof, the Stockholder is the record and "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act")) of and is entitled to dispose of and vote [[    •    ] shares of Company Common Stock] [and] [    •    ] shares of Company Series [    •    ] Preferred Stock]] (the "Owned Shares"); the Owned Shares and any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the "Covered Shares");

        WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, the Company and the Stockholder are entering into this Agreement.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and the Stockholder hereby agree as follows:

        1.    Agreement to Vote.     The Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, unless the Termination Date has occurred, it shall, and shall cause any other holder of record of any of the Stockholder's Covered Shares to, validly execute and deliver to the Company, on (or effective as of) the third (3rd) Business Day following the date that the information statement included in the Registration Statement is disseminated by the Company to the Company's stockholders (following the date that the Registration Statement becomes effective), the written consent in the form attached hereto as Exhibit A in respect of all of the Stockholder's Covered Shares. In addition, prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder's Covered Shares to:

          (a)   if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder's Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

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          (b)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder's Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

          (c)   vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder's Covered Shares against any Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement that would result in the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3 of the Merger Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

        2.    No Inconsistent Agreements.     The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder's Covered Shares that is inconsistent with the Stockholder's obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder's Covered Shares that is inconsistent with the Stockholder's obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

        3.    Termination.     This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror, Merger Sub and the Stockholder, (iv) the date of any modification or amendment to, or the waiver of any provision of, the Merger Agreement, as in effect on the date hereof, that reduces the amount or changes the form of consideration payable to the Stockholder or (v) a Company Change in Recommendation in accordance with the Merger Agreement (the earliest such date under clause (i), (ii), (iii), (iv) and (v) being referred to herein as the "Termination Date"); provided, that the provisions set forth in Sections 10 to 23 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability resulting from a breach of this Agreement prior to the Termination Date or for any Willful Breach of, or actual fraud in connection with, this Agreement prior to such termination.

        4.    Representations and Warranties of the Stockholder.     The Stockholder hereby represents and warrants to Acquiror as to itself as follows:

          (a)   The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).

          (b)   The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth

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  herein, in each case, with respect to the Stockholder's Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder's Covered Shares that is inconsistent with the Stockholder's obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder's Covered Shares that is inconsistent with the Stockholder's obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

          (c)   The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

          (d)   Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement.

          (e)   The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder's ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

          (f)    As of the date of this Agreement, there is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder's Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.

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          (g)   The Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

          (h)   No investment banker, broker, finder or other intermediary is entitled to any broker's, finder's, financial advisor's or other similar fee or commission for which Acquiror or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder.

        5.    Certain Covenants of the Stockholder.     Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

          (a)   No Solicitation.    Subject to Section 6 hereof, prior to the Termination Date, the Stockholder shall not, and shall cause its controlled Affiliates and subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Stockholder also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its controlled Affiliates and subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Stockholder also agrees that within three (3) Business Days of the execution of this Agreement, the Stockholder shall request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Stockholder has had contact in 12 months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its subsidiaries prior to the date hereof (provided, the Stockholder shall be deemed to have complied with the foregoing obligation with respect to any request so required to be made to the extent the Company has made an equivalent request under the applicable confidentiality agreement) and terminate access to any physical or electronic data room maintained by the Stockholder on behalf of the Company or any of its subsidiaries. The Stockholder shall promptly (and in any event within one Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such

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  proposal, offer, inquiry or request). The Stockholder shall promptly (and in any event within one Business Day) keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by the Stockholder, the Company, its subsidiaries or their respective controlled Affiliates or Representatives).

          Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder shall not be responsible for the actions of the Company or its Board of Directors (or any Committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the "Company Related Parties"), including with respect to any of the matters contemplated by this Section 5(a), (ii) the Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, (iii) any breach by the Company of its obligations under Section 6.08(a) of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of this Section 5(a)) and (v) to the extent the Company complies with its obligations under Section 6.08 of the Merger Agreement and participates in discussions or negotiations with a Person regarding an Alternative Proposal, the Stockholder and/or any of its Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 6.08 of the Merger Agreement.

          (b)   The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Merger, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, "Transfer"), or enter into any Contract or option with respect to the Transfer of any of the Stockholder's Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a "Permitted Transfer"); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Stockholder's Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder.

          (c)   The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

          (d)   The Stockholder hereby waives any rights it may have under the Fifth Amended and Restated Certificate of Incorporation of the Company, dated as of January 14, 2019, to approve the Company's entry into the Merger Agreement; provided that this waiver shall not be deemed to waive the Stockholder's right to approve the adoption of the Merger Agreement and the Merger.

        6.    Further Assurances.     From time to time, at Acquiror's request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and

A-B-5

consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror's Affiliates, the Sponsor, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration) or the consummation of the transactions contemplated hereby and thereby.

        7.    Disclosure.     The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Stockholder's identity and ownership of the Covered Shares and the nature of the Stockholder's obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure and Acquiror shall accept all reasonable comments provided by the Stockholder with respect to any such announcement or disclosure.

        8.    Changes in Capital Stock.     In the event of a stock split, stock dividend or distribution, or any change in the Company's capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Owned Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

        9.    Amendment and Modification.     This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Acquiror, Merger Sub and the Stockholder.

        10.    Waiver.     Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

        11.    Notices.     All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

    if to Acquiror, to it at:

    405 Lexington Avenue, 48th Floor
    New York, NY 10174
    Attn: Mark J. Coleman, Esq.
    E-mail: mcoleman@trineacquisitioncorp.com

    with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10023
Attn:	Edward T. Ackerman Jeffrey D. Marell
E-mail:	eackerman@paulweiss.com jmarell@pauweiss.com

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If to the Stockholder, to such address indicated on the Company's records with respect to the Stockholder or to such other address or addresses as the Stockholder may from time to time designate in writing.

        12.    No Ownership Interest.     Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder's Covered Shares, except as otherwise provided herein.

        13.    Entire Agreement.     This Agreement and the Merger Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Merger Agreement.

        14.    No Third-Party Beneficiaries.     The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 4, Section 5(b) and Section 7 hereof.

        15.    Governing Law and Venue; Service of Process; Waiver of Jury Trial.

          (a)   This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

          (b)   Any Action based upon, arising out of or related to this Agreement shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 15.

          (c)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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        16.    Assignment; Successors.     No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 16 shall be null and void, ab initio.

        17.    Trust Account Waiver.     Notwithstanding anything to the contrary set forth herein, the Stockholder acknowledges that it has read the Investment Management Trust Agreement, dated March 14, 2019, by and between the Acquiror and Continental Stock Transfer & Trust Company, and understands that the Acquiror has established the trust account described therein (the "Trust Account") for the benefit of the Acquiror's public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Stockholder further acknowledges and agrees that the Acquiror's sole assets consist of the cash proceeds of the Acquiror's initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. Accordingly, the Stockholder (on behalf of itself and its affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and the Acquiror to collect from the Trust Account any monies that may be owed to them by the Acquiror or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any knowing and intentional material breach by any of the parties to this Support Agreement of any of its representations or warranties as set forth in this Support Agreement, or such party's material breach of any of its covenants or other agreements set forth in this Support Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Support Agreement. This Section 17 shall survive the termination of this Support Agreement for any reason.

        18.    Non-Recourse.     This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, affiliate, agent, attorney, advisor or representative or affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Acquiror, Merger Sub or the Stockholder under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

        19.    Enforcement.     The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the Stockholder's obligations to vote its Covered Shares as provided in this Agreement, without proof of damages, prior to the valid termination of this Agreement, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have

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entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 19 shall not be required to provide any bond or other security in connection with any such injunction.

        20.    Severability.     If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

        21.    Counterparts.     This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

        22.    Interpretation and Construction.     The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

        23.    Capacity as a Stockholder.     Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder's capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[The remainder of this page is intentionally left blank.]

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

TRINE ACQUISITION CORP.
By:
Name:
Title:
SPARROW MERGER SUB, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

[STOCKHOLDER]
By:
Name:
Title:

[Signature Page to Support Agreement]

Exhibit A

WRITTEN CONSENT
IN LIEU OF A
MEETING OF STOCKHOLDERS
OF
DESKTOP METAL, INC.

[    •    ], 2020

        The undersigned (the "Stockholder"), being the holder of shares of [Company Common Stock] [and] [Series [    •    ] preferred stock] of Desktop Metal, Inc., a Delaware corporation, (the "Company"), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to [all of the shares of [Company Common Stock] [and] [Series [    •    ] Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Series [    •    ] Preferred Stock] of the Company held by the Stockholder equal to [    •    ]% of the issued and outstanding shares of Company Common Stock (treated as Company Common Stock on an "as converted basis")], effective as of the date set forth opposite the Stockholder's name on the signature page hereto:

MERGER AGREEMENT

        WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of August 26, 2020 (the "Merger Agreement"), by and among the Company, Trine Acquisition Corp., a Delaware corporation ("Acquiror") and Sparrow Merger Sub, Inc., a Delaware corporation ("Merger Sub"), a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);

        WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

        WHEREAS, the Company Board has (i) declared the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby, including the Merger, advisable and in the best interests of the Corporation and its stockholders, (ii) approved the Merger Agreement and the execution, delivery and performance thereof and the consummation of the transactions contemplated thereby, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) subject to Section 6.08 of the Merger Agreement, authorized the officers of the Company to submit the Merger Agreement to the Company's stockholders for purposes of obtaining the approval of the Company's stockholders and to take all action deemed necessary or appropriate to solicit the consent of the stockholders of the Company with respect thereto; and

        WHEREAS, (i) the affirmative vote in favor of the adoption of the Merger Agreement by a holders of a majority of the voting power of the outstanding shares of Company Stock and Company Preferred Stock (treated as Company Common Stock on an "as converted basis"), voting together as a single class, is required pursuant to Section 251 of the DGCL, and (ii) the affirmative vote in favor of the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Preferred Stock (treated as Company Common Stock on an "as converted basis"), voting together as a single class, is required pursuant to Section B.3.3 of the Fifth Amended and Restated Certificate of

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Incorporation of the Company, dated as of January 14, 2019, upon the terms and subject to the conditions set forth in the Merger Agreement; now, therefore, be it

          RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are hereby adopted and approved in all respects, and the undersigned Stockholder hereby votes [all of the shares of [Company Common Stock] [and] [Series [    •    ] Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Series [    •    ] Preferred Stock] of the Company held by the Stockholder equal to [    •    ]% of the issued and outstanding shares of Company Common Stock (on an "as converted basis")] in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; and

          FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.

[Remainder of page intentionally left blank.
Signature page follows.]

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Exhibit C

Execution Version

AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

        THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of August 26, 2020, is made and entered into by and among:

          (i)  Trine Acquisition Corp., a Delaware corporation ("Trine"); and

         (ii)  certain equityholders of Trine as set forth on Schedule A hereto (the "Sponsor Equityholders"); and

        (iii)  certain equityholders of Desktop Metal, Inc., a Delaware corporation ("Legacy DM"), as set forth on Schedule B hereto (collectively, the "DM Equityholders" and, together with the Sponsor Equityholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a "Holder" and collectively the "Holders").

RECITALS

        WHEREAS, Trine and Trine Sponsor 1H LLC, a Delaware limited liability company ("Sponsor"), are party to that certain Registration Rights Agreement, dated as of March 14, 2019, with each of the other individuals party thereto (the "Original RRA");

        WHEREAS, Trine and Desktop Metal, Inc., a Delaware corporation ("Legacy DM"), are party to that certain Agreement and Plan of Merger, dated as of August 26, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement"), by and among Trine, Legacy DM and Sparrow Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Trine ("Merger Sub"), pursuant to which, (i) Merger Sub will merge with and into Legacy DM, with Legacy DM being the surviving entity and a wholly-owned subsidiary of Trine (the "Merger");

        WHEREAS, following the consummation of the Merger, Trine will be renamed "Desktop Metal, Inc." (Trine, following the consummation of the Merger, the "Company") and, concurrently, Legacy DM will be renamed; and

        WHEREAS, in connection with the consummation of the transactions described above (the "Transactions"), Trine, Sponsor and the other parties to the Original RRA desire to amend and restate the Original RRA in its entirety as set forth herein, and Trine and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

        1.1    Definitions.     The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

        "Adverse Disclosure" shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer of the Company or the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to

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contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

        "Action" means any claim, action, suit, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

        "Agreement" shall have the meaning given in the Preamble hereto.

        "Board" means the board of directors of the Company.

        "Block Trade" shall have the meaning given in Section 2.4.1.

        "Closing" shall have the meaning given in the Merger Agreement.

        "Closing Date" shall have the meaning given in the Merger Agreement.

        "Commission" shall mean the Securities and Exchange Commission.

        "Common Stock" shall mean the common stock of the Company, par value $0.0001 per share.

        "Company" shall have the meaning given in the Recitals hereto and includes the Company's successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

        "Demanding Holder" shall have the meaning given in Section 2.1.4.

        "DM Equityholders" shall have the meaning given in the Preamble hereto.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

        "FINRA" the Financial Industry Regulatory Authority Inc.

        "Form S-1 Shelf" shall have the meaning given in Section 2.1.1.

        "Form S-3 Shelf" shall have the meaning given in Section 2.1.1.

        "Governmental Authority" means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (which for the purposes of this Agreement shall include FINRA and the Commission), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

        "Governmental Order" means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

        "Holder Information" shall have the meaning given in Section 4.1.2.

        "Holders" shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

        "Law" means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

        "Lockup Agreement" shall mean the Confidentiality and Lockup Agreement, dated as of August 26, 2020, by and among Trine and the other parties thereto, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

        "Lock-Up Period" shall have the meaning given in the Lockup Agreement.

        "Maximum Number of Securities" shall have the meaning given in Section 2.1.5.

        "Merger" shall have the meaning given in the Recitals hereto.

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        "Merger Agreement" shall have the meaning given in the Recitals hereto.

        "Minimum Takedown Threshold" shall have the meaning given in Section 2.1.4.

        "Misstatement" shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

        "Original RRA" shall have the meaning given in the Recitals hereto.

        "Permitted Transferees" shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lockup Period pursuant to the Lockup Agreement.

        "Piggyback Registration" shall have the meaning given in Section 2.2.1.

        "Prospectus" shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

        "Registrable Security" shall mean (a) any outstanding shares of Common Stock held by a Holder immediately following the Closing (including shares of Common Stock distributable pursuant to the Merger Agreement and the conversion of the Company's Class B Common Stock), (b) any shares of Common Stock that may be acquired by Holders upon the exercise of a warrant or other right to acquire Common Stock held by a Holder immediately following the Closing, (c) any shares of Common Stock or warrants to purchase shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any such warrant) of the Company otherwise acquired or owned by a Holder following the date hereof to the extent that such securities are "restricted securities" (as defined in Rule 144) or are otherwise held by an "affiliate" (as defined in Rule 144) of the Company, and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

        "Registration" shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

        "Registration Expenses" shall mean the expenses of a Registration, including, without limitation, the following:

        (A)  all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

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        (B)  fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

        (C)  printing, messenger, telephone and delivery expenses;

        (D)  reasonable fees and disbursements of counsel for the Company;

        (E)  reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

        (F)  reasonable fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering (not to exceed $35,000 without the consent of the Company).

        "Registration Statement" shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

        "Requesting Holders" shall have the meaning given in Section 2.1.5.

        "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

        "Shelf" shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

        "Shelf Registration" shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

        "Shelf Takedown" shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

        "Sponsor" shall have the meaning given in the Recitals hereto.

        "Sponsor Equityholders" shall have the meaning given in the Preamble.

        "Subsequent Shelf Registration" shall have the meaning given in Section 2.1.2.

        "Transactions" shall have the meaning given in the Recitals hereto.

        "Transfer" shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

        "Underwriter" shall mean a securities dealer who purchases any Registrable Securities as principal and not as part of such dealer's market-making activities.

        "Underwritten Offering" shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

        "Underwritten Shelf Takedown" shall have the meaning given in Section 2.1.4.

        "Withdrawal Notice" shall have the meaning given in Section 2.1.6.

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 ARTICLE II
REGISTRATIONS AND OFFERINGS

        2.1    Shelf Registration.

          2.1.1    Filing.    The Company shall file within 45 days of the Closing Date, and use commercially reasonable efforts to cause to be declared effective as soon as practicable thereafter, a Registration Statement for a Shelf Registration on Form S-1 (the "Form S-1 Shelf") or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the "Form S-3 Shelf"), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.

          2.1.2    Subsequent Shelf Registration.    If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a "Subsequent Shelf Registration") registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

          2.1.3    Additional Registerable Securities.    In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a DM Equityholder or a Sponsor Equityholder that holds at least five (5.0%) percent of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company's option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall

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  only be required to cause such Registrable Securities to be so covered twice per calendar year for the DM Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand.

          2.1.4    Requests for Underwritten Shelf Takedowns.    At any time and from time to time when an effective Shelf is on file with the Commission, any DM Equityholder or Sponsor Equityholder (any of the DM Equityholders or the Sponsor Equityholders being, in such case, a "Demanding Holder") may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an "Underwritten Shelf Takedown"); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, $75 million (the "Minimum Takedown Threshold"). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder's prior approval (which shall not be unreasonably withheld, conditioned or delayed). The DM Equityholders, on the one hand, and the Sponsor Equityholders, on the other hand, may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any 12-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

          2.1.5    Reduction of Underwritten Offering.    If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the "Requesting Holders") (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the "Maximum Number of Securities"), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. The Company shall not be required to include any Registrable Securities in such Underwritten Shelf Takedown unless the Holders accept the terms of the underwriting as agreed upon between the Company and its Underwriters.

          2.1.6    Withdrawal.    Prior to the filing of the applicable "red herring" prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a

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  majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a "Withdrawal Notice") to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that any DM Equityholder or Sponsor Equityholder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the DM Equityholders, the Sponsor Equityholders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.4, unless either (i) the Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if a DM Equityholder or a Sponsor Equityholder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the DM Equityholders or the Sponsor Equityholders, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

        2.2    Piggyback Registration.

          2.2.1    Piggyback Rights.    Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or, (iv) for a dividend reinvestment plan or (v) for a rights offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable "red herring" prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a "Piggyback Registration"). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of

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  such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder's Registrable Securities in a Piggyback Registration shall be subject to such Holder's agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

          2.2.2    Reduction of Piggyback Registration.    If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

            (a)   If the Registration or registered offering is undertaken for the Company's account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

            (b)   If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to

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    separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

            (c)   If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.5.

          2.2.3    Piggyback Registration Withdrawal.    Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable "red herring" prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

          2.2.4    Unlimited Piggyback Registration Rights.    For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

        2.3    Market Stand-off.     In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Holder given an opportunity to participate in the Underwritten Offering pursuant to the terms of this Agreement agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period beginning on the date of pricing of such offering or such shorter period during which the Company agrees not to conduct an underwritten primary offering of Common Stock, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

        2.4    Block Trades.

          2.4.1  Notwithstanding the foregoing, at any time and from time to time when an effective Shelf is on file with the Commission and effective, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a "roadshow," an offer commonly known as a "block trade" (a "Block Trade"), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $100 million or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.4, such Demanding Holder need only to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

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          2.4.2 Prior to the filing of the applicable "red herring" prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

          2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

          2.4.4 The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

ARTICLE III
COMPANY PROCEDURES

        3.1    General Procedures.    In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

          3.1.1  prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

          3.1.2  prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

          3.1.3  prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders' legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

          3.1.4  prior to any public offering of Registrable Securities (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or "blue sky" laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable

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  Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

          3.1.5  cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

          3.1.6  provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

          3.1.7  advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

          3.1.8  at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

          3.1.9  notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

          3.1.10  permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person's own expense, in the preparation of the Registration Statement, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

          3.1.11  obtain a "comfort" letter from the Company's independent registered public accountants in the event of an Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, in customary form and covering such matters of the type customarily covered by "comfort" letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

          3.1.12  on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or

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  Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

          3.1.13  in the event of any Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter, sales agent or placement agent of such offering;

          3.1.14  make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company's first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

          3.1.15  if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million with respect to an Underwritten Offering pursuant to Section 2.1.4, use its reasonable efforts to make available senior executives of the Company to participate in customary "road show" presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

          3.1.16  otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other coordinated offering that is registered pursuant to a Registration Statement.

        3.2    Registration Expenses.    The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters' or agents' commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of "Registration Expenses," all reasonable fees and expenses of any legal counsel representing the Holders.

        3.3    Requirements for Participation in Registration Statement Underwritten Offerings.    Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder's Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person's securities on the basis provided in any arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder's Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

        3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

          3.4.1  Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare

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  and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

          3.4.2  If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company's control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

          3.4.3  (a) During the period starting with the date sixty (60) days prior to the Company's good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

        3.5    Reporting Obligations.    As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

        4.1    Indemnification.

          4.1.1  The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys' fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto

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  or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein.

          4.1.2  In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the "Holder Information") and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable outside attorneys' fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

          4.1.3  Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person's right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          4.1.4  The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to

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  such party in the event the Company's or such Holder's indemnification is unavailable for any reason.

          4.1.5  If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party's and indemnified party's relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

        5.1    Notices.    All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows. Any notice or communication under this Agreement must be addressed, if to the Company, to 63 Third Avenue, Burlington, Massachusetts, 01803, Attention: General Counsel and Chief Financial Officer, Email: meg.broderick@desktopmetal.com; elizabeth.linardos@desktopmetal.com, and, if to any Holder, at such Holder's address or facsimile number as set forth in the Company's books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

        5.2    Assignment; No Third Party Beneficiaries.

          5.2.1  This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

          5.2.2  A Holder may assign or delegate such Holder's rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided

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  that such Registrable Securities remain Registrable Securities following such transfer and such person agrees to become bound by the terms and provisions of this Agreement.

          5.2.3  No assignment by any party hereto of such party's rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).

          5.2.4  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 5.02 shall be null and void, ab initio.

          5.2.5  This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

        5.3    Captions; Counterparts.    The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        5.4    Governing Law.    THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

        5.5    Jurisdiction; Waiver of Jury Trial.

          5.5.1  Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal or state court located in New York County, New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 5.5.1.

          5.5.2  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        5.6    Amendments and Modifications.    Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that in the event any such waiver, amendment or modification would be adverse in any material respect to the material rights or obligations hereunder of a Holder of at least five (5.0%) percent of the Registrable Securities, the

A-C-16

written consent of such Holder will also be required; provided further that in the event any such waiver, amendment or modification would be disproportionate and adverse in any material respect to the material rights or obligations hereunder of a Holder, the written consent of such Holder will also be required. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

        5.7    Termination of Existing Registration Rights.    The registration rights granted under this Agreement shall supersede any registration, qualification or similar rights of the Holders with respect to any shares or securities of Trine or Legacy DM granted under any other agreement, including, but not limited to, the Original RRA and the Fourth Amended and Restated Investors' Rights Agreement, dated as of January 14, 2019, by and among Legacy DM, each of the investors listed on Schedule A thereto, and Future Fund Investment Company No.4 Pty Ltd., and any of such preexisting registration, qualification or similar rights and such agreements shall be terminated and of no further force and effect.

        5.8    Term.    This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

        5.9    Holder Information.    Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

A-C-17

        IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Desktop Metal, Inc. a Delaware corporation
By:

Name:
Title:

HOLDERS:
Trine Sponsor 1H LLC
By:

Name:
Title:

Leo Hindery, Jr.

Ian G. Gilchrist

[Signature Page to Registration Rights Agreement]

Mark J. Coleman

[Signature Page to Registration Rights Agreement]

Pierre M. Henry

[Signature Page to Registration Rights Agreement]

Josephine Linden

[Signature Page to Registration Rights Agreement]

Marc Nathanson

[Signature Page to Registration Rights Agreement]

Kent R. Sander

[Signature Page to Registration Rights Agreement]

Tom Wasserman

[Signature Page to Registration Rights Agreement]

Abbas F. Zuaiter

[Signature Page to Registration Rights Agreement]

GV 2016, L.P.
By:	GV 2016 GP, L.P., its general partner
By:	GV 2016 GP, L.L.C., its general partner
By:

	Name:	Daphne Chang
	Title:	Authorized Signatory
GV 2017, L.P.
By:	GV 2017 GP, L.P., its general partner
By:	GV 2017 GP, L.L.C., its general partner
By:

	Name:	Daphne Chang
	Title:	Authorized Signatory
GV 2019, L.P.
By:	GV 2019 GP, L.P., its general partner
By:	GV 2019 GP, L.L.C., its general partner
By:

	Name:	Daphne Chang
	Title:	Authorized Signatory

[Signature Page to Registration Rights Agreement]

New Enterprise Associates 15, L.P.
By: NEA Partners 15, L.P., its general partner
By: NEA 15 GP, LLC, its general partner
By:
	Name:	Stephanie S. Brecher
	Title:	General Counsel
NEA Ventures 2015, Limited Partnership
By:
	Name:	Louis S. Citron
	Title:	Vice President

[Signature Page to Registration Rights Agreement]

Lux Ventures IV, L.P.
By: Lux Venture Partners, LLC, its general partner
By:
	Name:	Peter Hebert
	Title:	Managing Director
Lux Co-Invest Opportunities, L.P.
By: Lux Co-Invest Partners, LLC, its general partner
By:
	Name:	Peter Heber
	Title:	Managing Director

[Signature Page to Registration Rights Agreement]

KPCB Holdings, Inc., as nominee
By:
	Name:	Susan Biglieri
	Title:	COO/CFO

[Signature Page to Registration Rights Agreement]

Entrepreneur America Mentors, LLC
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Founder Collective II, L.P.
By:
Name:
Title:

Founder Collective Entrepreneurs' Fund II, L.P.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Stratasys Ltd.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Bolt Fund II LP
By:
	Name:	Benjamin Einstein
	Title:	General Partner

[Signature Page to Registration Rights Agreement]

Data Collective III, L.P., on behalf of itself and as nominee for certain affiliated entities
By:	Data Collective III GP, LLC, its general partner
By:
	Name:	Zachary Bogue
	Title:	Managing Member

[Signature Page to Registration Rights Agreement]

The LAUNCH Fund I LP
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Magmanor, L.L.C.
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Michael L. Volpe

[Signature Page to Registration Rights Agreement]

Andrew H. Palmer

[Signature Page to Registration Rights Agreement]

Crashfund, LLC
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Elizabeth Hitchcock

[Signature Page to Registration Rights Agreement]

Pillar I, L.P.
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Founding Pillar Fund, LLC
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Carmichael Roberts

[Signature Page to Registration Rights Agreement]

Rich D'Amore

[Signature Page to Registration Rights Agreement]

James M. Moran

[Signature Page to Registration Rights Agreement]

PI Investors, LLC
By:

Name:
Title:

[Signature Page to Registration Rights Agreement]

Yves A. Behar

[Signature Page to Registration Rights Agreement]

SAEV Guernsey Holdings Limited
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

GE Ventures Limited, an Irish limited company
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Tyche Partners, L.P.
By:
Name:
Title:
Tyche Partners II, L.P.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Lowe's Companies, Inc.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

BMW i Ventures LLC
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

SCGC Capital Holding Company Limited
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

The Northern Trust Company (ABN 62 126 279 918) in its capacity as custodian for the Future Fund Investment Company No.4 Pty Ltd (CAN 134 338 908)
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Panasonic Ventures, LLC
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Moonrise Venture Partners I LP
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

DCVC Opportunity Fund II, L.P.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Vertex Ventures US Fund I, L.P.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Techtronic Industries Co., Ltd.
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Jeffrey Immelt

[Signature Page to Registration Rights Agreement]

Koch Disruptive Technologies, LLC
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Riot Ventures Opportunity II-A, L.P.
By:
Name:
Title:

Riot Ventures Opportunity II-B, LLC
By:
Name:
Title:

Riot Ventures Opportunity P, LLC
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Schedule A

Sponsor Equityholders

Trine Sponsor 1H LLC
Leo Hindery, Jr.
Ian G. Gilchrist
Mark J. Coleman
Pierre M. Henry
Josephine Linden
Marc Nathanson
Kent R. Sander
Tom Wasserman
Abbas F. Zuaiter

 Schedule B

DM Equityholders

GV 2016, L.P.
GV 2017, L.P.
GV 2019, L.P.
New Enterprise Associates 15, L.P.
NEA Ventures 2015, Limited Partnership
Lux Ventures IV, L.P.
Lux Co-Invest Opportunities, L.P.
KPCB Holdings, Inc., as nominee
Entrepreneur America Mentors, LLC
Founder Collective II, L.P.
Founder Collective Entrepreneurs' Fund II, L.P
Stratasys Ltd.
Bolt Fund II LP
Data Collective III, L.P.
The LAUNCH Fund I LP
Magmanor, L.L.C.
Michael L. Volpe
Andrew H. Palmer
Crashfund, LLC
Elizabeth Hitchcock
Pillar I, L.P.
Founding Pillar Fund, LLC
Carmichael Roberts
Rich D'Amore
James M. Moran
PI Investors, LLC
Yves A. Behar
SAEV Guernsey Holdings Limited
GE Ventures Limited
Tyche Partners, L.P.
Tyche Partners II, L.P.
Lowe's Companies, Inc.
BMW i Ventures LLC
SCGC Capital Holding Company Limited
The Northern Trust Company (ABN 62 126 279 918) in its capacity as custodian for the Future Fund Investment Company No.4 Pty Ltd (ACN 134 338 908)
Panasonic Ventures, LLC
Moonrise Venture Partners I LP
DCVC Opportunity Fund II, L.P.
Vertex Ventures US Fund I, L.P.
Techtronic Industries Co., Ltd.
Jeffrey Immelt
Koch Disruptive Technologies, LLC
Riot Ventures Opportunity II-A, L.P.
Riot Ventures Opportunity II-B, LLC
Riot Ventures Opportunity P, LLC

Exhibit D

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
TRINE ACQUISITION CORP.

        Trine Acquisition Corp. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as from time to time amended (the "DGCL"), hereby certifies as follows:

        1.     The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 and inserting the following in lieu thereof:

          Section 4.1    Authorized Capital Stock.    The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is [    •    ] shares, consisting of (a) 510,000,000 shares of common stock (the "Common Stock"), including (i) 500,000,000 shares of Class A Common Stock (the "Class A Common Stock"), and (ii) 10,000,000 shares of Class B Common Stock (the "Class B Common Stock"), and (b) 1,000,000 shares of preferred stock (the "Preferred Stock").

        2.     The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL and shall become effective as of [    •    ], Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

        IN WITNESS WHEREOF, Trine Acquisition Corp. has caused this Certificate of Amendment to be executed by a duly authorized officer on this            th day of August, 2020.

TRINE ACQUISITION CORP.
By:
Name:
Title:

A-D-1

SIXTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
[    •    ]

        FIRST:    The name of the corporation is [    •    ] (the "Corporation").

        SECOND:    The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

        THIRD:    The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended ("DGCL") or any successor statute.

        FOURTH:    The total number of shares of all classes of stock that the Corporation shall have authority to issue is [    •    ] shares, all of which are Common Stock, $0.0001 par value per share.

        FIFTH:    In furtherance of and not in limitation of powers conferred by statute, it is further provided:

          1.     The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

          2.     Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

          3.     The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

        SIXTH:    Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        SEVENTH:    To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

        EIGHTH:    Subject to such limitations as may be from time to time imposed by other provisions of this Sixth Amended and Restated Certificate of Incorporation, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Sixth Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Sixth Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this express reservation.

A-D-2

Exhibit E

Amended and Restated Bylaws of

Desktop Metal, Inc.

(a Delaware corporation)

See Exhibit A to Amendment No. 1 to the Agreement and Plan of Merger beginning on page AA-A-i.

A-E-1

Exhibit F

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF ACQUIROR

See Exhibit B to Amendment No. 1 to the Agreement and Plan of Merger beginning on page AA-B-1.

A-F-1

Exhibit G

SIXTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
[    •    ]

        [    •    ] (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

          1.     The name of the Corporation is [    •    ]. The Corporation was incorporated under the name Desktop Metal, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on August 25, 2015 (the "Original Certificate").

          2.     The Original Certificate was amended and restated on October 20, 2015, amended and restated on April 11, 2016, further amended on May 26, 2016, amended and restated on November 10, 2016, further amended on June 29, 2017, amended and restated on December 14, 2017, amended and restated on January 14, 2019, and further amended on April 8, 2020.

          3.     This Sixth Amended and Restated Certificate of Incorporation (the "Sixth Amended and Restated Certificate"), which amends and restates the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, in its entirety, has been approved by the Board of Directors of the Corporation (the "Board of Directors") in accordance with Sections 242 and 245 of the DGCL and has been adopted by the written consent of the sole stockholder of the Corporation in accordance with Section 228 of the DGCL.

          4.     The text of the Fifth Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, is hereby amended and restated by this Sixth Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

          5.     This Sixth Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

        IN WITNESS WHEREOF, [    •    ] has caused this Sixth Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on                    , 2020.

[•]
By:
Name:
Title:

[Signature Page to Sixth Amended and Restated Certificate of Incorporation]

A-G-1

SIXTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
[    •    ]

        FIRST:    The name of the corporation is [    •    ] (the "Corporation").

        SECOND:    The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

        THIRD:    The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended ("DGCL") or any successor statute.

        FOURTH:    The total number of shares of all classes of stock that the Corporation shall have authority to issue is [    •    ] shares, all of which are Common Stock, $0.0001 par value per share.

        FIFTH:    In furtherance of and not in limitation of powers conferred by statute, it is further provided:

          1.     The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

          2.     Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

          3.     The Board of Directors is expressly authorized to adopt, amend, alter or repeal the bylaws of the Corporation.

        SIXTH:    Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        SEVENTH:    To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any repeal or modification of this provision shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

        EIGHTH:    Subject to such limitations as may be from time to time imposed by other provisions of this Sixth Amended and Restated Certificate of Incorporation, by the bylaws of the Corporation, by the DGCL or other applicable law, or by any contract or agreement to which the Corporation is or may become a party, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Sixth Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Sixth Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this express reservation.

A-G-2

Exhibit H

LETTER OF TRANSMITTAL

Exchange of Company Stock for Acquiror Stock

IMPORTANT—PLEASE READ THE FOLLOWING LETTER
AND THE INSTRUCTIONS CAREFULLY BEFORE SIGNING
THE ENCLOSED LETTER OF TRANSMITTAL

Ladies and Gentlemen:

        The enclosed Letter of Transmittal is being delivered in connection with the merger (the "Merger") of [    •    ] ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Trine Acquisition Corp., a Delaware corporation ("Acquiror"), with and into Desktop Metal, Inc., a Delaware corporation (the "Company"). The Merger became effective on [    •    ], 2020. Pursuant to the Agreement and Plan of Merger, dated as of [    •    ], 2020, by and among Acquiror, Merger Sub and the Company (as may be amended from time to time, the "Merger Agreement"), the undersigned hereby surrenders the shares of Company Stock listed in Box B of the enclosed Letter of Transmittal and, to the extent such shares are certificated, the electronic certificate(s) representing such shares to be cancelled, for the purpose of receiving, as, if, and when payable pursuant to ARTICLE III of the Merger Agreement, the Per Share Common Stock Consideration and/or the Per Share Preferred Stock Consideration, as applicable, in exchange therefor, in accordance with and subject to the terms of the Merger Agreement. Capitalized terms used and not defined in this letter have the respective meanings ascribed to them in the Merger Agreement. A copy of the Merger Agreement is enclosed with this letter. No payment shall be made with respect to any shares of Company Stock represented by an electronic certificate(s) until (a) the confirmation of cancellation of such electronic certificates from the Company's transfer agent, [    •    ] (the "Transfer Agent"), and (b) your delivery of a duly completed and validly executed Letter of Transmittal in accordance with the Merger Agreement.

        By signing the enclosed Letter of Transmittal, you hereby authorize and direct the Transfer Agent to cancel any electronic certificates(s) representing outstanding shares of Company Stock held in your name in exchange for the Per Share Common Stock Consideration and/or the Per Share Preferred Stock Consideration, as applicable, into which such shares have been converted, in accordance with and subject to the terms of the Merger Agreement. The undersigned acknowledges and agrees that, in the event that the Closing does not occur, you will not be entitled to receive any Per Share Common Stock Consideration or Per Share Preferred Consideration, and any electronic certificates representing shares of Company Stock you authorized to be cancelled by the Transfer Agent pursuant the Letter of Transmittal shall be returned to you.

        By signing the enclosed Letter of Transmittal, you hereby irrevocably constitute and appoint the [    •    ] (the "Paying Agent") as your true and lawful agent and attorney-in-fact with respect to the shares of Company Stock listed in Box B of the enclosed Letter of Transmittal, with full power of substitution, among other things, to cause the Company Stock to be assigned, transferred and exchanged.

        By signing the enclosed Letter of Transmittal, you hereby represent and warrant that you have full power and authority to submit, sell, assign and transfer the shares of Company Stock listed in Box B of the enclosed Letter of Transmittal and that you, immediately prior to the Effective Time, had good and unencumbered title thereto, free and clear of all Liens, restrictions, charges and encumbrances and not subject to any adverse claims. You will, upon request, execute and deliver any additional documents reasonably requested by Acquiror or the Paying Agent.

        By signing the enclosed Letter of Transmittal, you hereby represent and warrant that (a) you have had the opportunity to receive, read and understand the Merger Agreement and (b) you have been

A-H-1

given adequate opportunity to obtain any additional information or documents and to ask questions and receive answers about such information and documents.

        By signing the enclosed Letter of Transmittal, you acknowledge that under U.S. federal income tax law, you may be subject to backup withholding tax on any cash paid to you in connection with the Merger, and that failure to provide a properly completed and signed Internal Revenue Service ("IRS") Form W-9 or the appropriate version of IRS Form W-8, as applicable, may result in backup withholding on any applicable merger consideration payments made to you. You should consult your own tax advisor to determine whether you are exempt from these backup withholding tax requirements and to determine the proper form to be used to avoid backup withholding tax.

        By signing the enclosed Letter of Transmittal, you acknowledge that Acquiror, Merger Sub, the Company, the Surviving Company and/or the Paying Agent may withhold certain amounts from any amounts otherwise deliverable or payable to you under the Merger Agreement that may be required to be withheld under applicable Tax Laws or other Laws, and that such withheld amounts shall be treated for all purposes under the Merger Agreement and the enclosed Letter of Transmittal as paid to the person(s) in respect of which such withholding was made.

        By signing the enclosed Letter of Transmittal, you hereby represent and warrant that the mailing address, wire transfer information or information provided for special payment/delivery, as applicable, set forth in the enclosed Letter of Transmittal is true, correct and complete and notwithstanding any limitations in the Merger Agreement you hereby agree to indemnify and hold harmless Acquiror, Merger Sub, the Company, the Surviving Company, and their respective affiliates, agents and representatives from any claims by any person, including you, as to the delivery to such mailing address or bank account or pursuant to such special payment/delivery instructions, as applicable, of any amounts to be paid to you, or on your behalf, in respect of your shares of Company Stock. It is your obligation to notify the Paying Agent of any change to the address, wire instructions or special payment/delivery instructions set forth herein.

        By signing the enclosed Letter of Transmittal, you understand that surrender is not made in acceptable form until receipt by the Paying Agent of the enclosed Letter of Transmittal, duly completed and signed, together with all accompanying evidences of authority in form satisfactory to Acquiror and any other required documents, including evidence of the cancellation by the Transfer Agent of any electronic certificate(s) evidencing your ownership in the Company Stock. The Paying Agent shall take reasonable action to inform you of any defects that it is unwilling to waive and may, but shall not be required to, take reasonable action to assist you to correct any such defects. You hereby covenant and agree that upon request, you will execute, complete and deliver any additional documents reasonably deemed by the Paying Agent to be necessary to complete the proper surrender of your shares of Company Stock in accordance with the terms and conditions of the Merger Agreement and this Letter of Transmittal.

        If there is a conflict between any provision of this letter and/or the enclosed Letter of Transmittal and a provision in the Merger Agreement, each of this letter and/or the enclosed Letter of Transmittal and the Merger Agreement is to be interpreted and construed, if possible, so as to avoid or minimize such conflict, but to the extent, and only to the extent, of such conflict, the provision of the Merger Agreement shall control unless specifically provided otherwise.

        You hereby acknowledge and agree that (a) each of Acquiror, Merger Sub and the Surviving Company can rely on the allocation schedule to be delivered to Acquiror by the Company in accordance with Section 3.03(b) of the Merger Agreement (the "Allocation Schedule") as setting forth a true and complete allocation of the Per Share Preferred Stock Consideration and shall have no liability for any errors or omissions therein, (b) you irrevocably waive and release and covenant not to sue Acquiror, the Company and their respective Affiliates from any and all liabilities arising from or related to the allocation of the Per Share Common Stock Consideration and/or the Per Share Preferred

A-H-2

Stock Consideration, as applicable, and any other amounts payable to you in pursuant to the Merger Agreement and (c) in the event of a conflict between any provision of this letter and/or the enclosed Letter of Transmittal and the Allocation Schedule, the Allocation Schedule shall control unless specifically provided otherwise. You acknowledge that you shall not have the right to view any information set forth in the Allocation Schedule with respect to any other person or entity.

        Effective from and after the Effective Time and in consideration of the right to receive the Per Share Common Stock Consideration and/or the Per Share Preferred Stock Consideration, as applicable, in accordance with the Merger Agreement, you, on behalf of yourself and your past, present or future heirs, executors, administrators, predecessors-in-interest, successors, permitted assigns, equityholders, general or limited partners, Affiliates and Representatives (including, in each case, their past, present or future officers and directors) (each, a "Releasing Party"), hereby knowingly, voluntarily, irrevocably, unconditionally and forever acquits, releases and discharges, and covenants not to sue Acquiror, Merger Sub, the Company, their respective predecessors, successors, parents, subsidiaries and other Affiliates and their respective past, present or future owners, managers, members, general or limited partners, shareholders, fiduciaries (in their official and individual capacities), and Representatives (in their capacities as such) (each, a "Released Party" and, collectively, the "Released Parties"), from any and all liabilities, penalties, fines, judgments (at equity or at law, including statutory and common) and other losses (including damages, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, known or unknown, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever), in each case arising from any matter, cause or event occurring from the beginning of time to the Effective Time that a Releasing Party presently has, has ever had, or may hereafter have, in each case, to the extent arising out of his/her/its ownership of options or equity securities in the Company; provided, that nothing contained herein shall limit (a) rights to indemnification or to advancement or reimbursement of expenses (i) to which the Releasing Party may be entitled in his/her/its capacity as a current or former officer or director of the Company, or (b) in the case of any Releasing Party who is an employee of the Company: (i) any rights with respect to compensation payable, accrued vacation and/or accrued bonuses earned prior to the Closing Date in the ordinary course of business and the reimbursement of reasonable business related expenses incurred prior to the Closing Date in the ordinary course of employment, which are reimbursable under the expense reimbursement policies of the Company and any agreement with the Company relating to employment or pursuant to which the Company is or may become obligated to make any retention, severance, termination, or similar payment; or (ii) any rights under any retirement or health and welfare benefit plan of the Company. This paragraph is for the benefit of the Released Parties and shall be enforceable by any of them directly against the Releasing Parties.

        You hereby represent that you have not made any assignment or transfer of any claim or other matter covered by the two preceding paragraphs and have not filed any Action of any kind against any Released Party relating to any matter covered by the two preceding paragraphs, and you hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim, or commencing, instituting, or causing to be commenced or instituted, any Action of any kind against any Released Party, based upon any matter released hereby. You hereby acknowledge and intend that this release shall be effective as a bar to each and every one of the claims hereinabove mentioned or implied, and expressly consent that this release shall be given full force and effect in accordance with each and every express term or provision hereof, including those (a) relating to any claims hereinabove mentioned or implied or (b) relating to unknown and unsuspected claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated claims).

        No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, your death or incapacity. All your obligations hereunder shall be binding upon your heirs, estates, executors, administrators, personal representatives, successors and permitted assigns. Nothing herein is intended to or will confer any rights or remedies on any person other than you or the parties to the Merger Agreement; provided, however, that, the provisions hereof applicable to the Paying Agent are intended, and shall be, for the benefit of the Paying Agent as a third party beneficiary.

A-H-3

LETTER OF TRANSMITTAL

For delivery of shares of
capital stock of [    •    ] ("Company Stock")
pursuant to the Agreement and Plan of Merger (the "Merger Agreement")
by and among
Trine Acquisition Corp. ("Acquiror"), [    •    ], Inc. ("Merger Sub") and Desktop Metal, Inc. (the "Company")

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE A VALID DELIVERY

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED

NOTE: SIGNATURES MUST BE PROVIDED BELOW

All registered holders of Company Stock as of immediately prior to the Effective Time of the Merger contemplated by the Merger Agreement must complete Boxes A and B and sign on this page 5.
Please also read the "General Instructions" on page 7.

BOX A—Signature of Registered Holder(s)	BOX B—Electronic Certificate(s) to be cancelled

(Must be signed by all registered shareholders; include legal capacity if signing on behalf of an entity)	Share Certificate Number(s) (Attach additional signed list, if necessary)	Class, Series and Number of shares of Company Stock Represented by Each Share Certificate

Signature(s)

Print Name Here (and capacity, if the registered holder is an entity)

Telephone Number	Total shares of Company Stock to be cancelled:

BOX C—New Registration Instructions	BOX D—One Time Delivery Instructions

To be completed ONLY if the check and/or stock is to be issued in the name(s) of (or wire transfer made to account of) someone other than the registered holder(s) in Box A. ISSUE TO:	To be completed ONLY if the check and/or stock is to be delivered to an address other than that listed in Box E. MAIL TO:

Name	Name

Street Address	Street Address

City, State and Zip Code	City, State and Zip Code

A-H-4

        Please remember to complete and sign the enclosed IRS Form W-9 or, if applicable, a Form W-8BEN or other Form W-8 (see instructions below).

BOX E—Name and Address of Registered Holder(s)	BOX F—Medallion Guarantee

Please confirm that your address below is correct or mark any corrections	If (and only if) you have completed Box C, or all registered holders are not listed on the bank account provided in Box G (if you elected a wire payment) your signature must be
Medallion Guaranteed by an eligible financial institution.

☐ indicates permanent address change	Note: A notarization by a notary public is not acceptable

BOX G—Optional Bank Wire Instructions

NOTE: This wire request is optional. If the name on the bank account does not include all registered holders, a medallion guarantee is required in Box F. If you complete Box G and any of the information is incomplete, illegible or otherwise deficient, you will receive a check for your proceeds. In connection with the above referenced merger, please wire the entitled funds as follows:

*ABA Routing Number

Bank Name

Bank Address

Name on Bank Account

Bank Account Number

For Further Credit To Name

For Further Credit To Account Number

SWIFT Code (if applicable/foreign)

IBAN (if applicable/foreign)

        By completion of Box G, the registered holder(s) hereby agree(s) that the above wire instructions are true and correct and by endorsing this Letter of Transmittal the person authorized to act on behalf of this account is directing [    •    ] as Paying Agent to make payment of the Per Share Common Stock Consideration and/or the Per Share Preferred Stock Consideration, as applicable, represented by this Letter of Transmittal to the bank account listed above.

*
The ABA Routing Number for "incoming FED WIRES" is sometimes different than the ABA Routing Number used for direct deposit or the ABA Routing Number on the bottom of your check or deposit slip. Please always check with your bank to obtain the correct ABA Routing Number and wire instructions.

        [    •    ], as Paying Agent, will use the payment provided in Box C "New Registration Instructions" and/or Box G "Optional Wire Instructions" for any future payments that may become payable under the Merger Agreement unless a new Letter of Transmittal is completed to update such payment instructions.

A-H-5

 General Instructions

Please read this information carefully.

  •
  BOX A—Signatures:  All registered holders must sign as indicated in Box A. If you are signing on behalf of a registered holder or entity your signature must include your legal capacity.

  •
  BOX B—Certificate Detail:  List all electronic certificate numbers and shares of Company Stock to be cancelled in Box B.    •    BOX C—New Registration: Provide the new registration instructions (name and address) in Box C if your payment is to be made to anyone other than the registered holder of your shares of Company Stock. Signature must be that of the new registration indicated. All changes in registration require a Medallion Signature Guarantee. Joint registrations must include the form of tenancy. Custodial registrations must include the name of the custodian (only one). Trust account registrations must include the names of all current acting trustees and the date of the trust agreement. If your payment is to be made to anyone other than the registered holder of your shares of Company Stock and this transaction results in proceeds at or above $14,000,000 in value to such party, please contact [    •    ] at the number listed below. [    •    ] will make all future payments (if any) to this new registration unless the payment instructions are updated by the new registered holder prior to any additional payment.

  •
  BOX D—One Time Delivery:  Any address shown in Box D will be treated as a one-time only mailing instruction, and your address in Box E will be used for any future payments and communications.

  •
  BOX E—Current Name and Address of Registered Holder:  Please confirm that the address here is the address that should be used for all future communications and payments. If your permanent address should be changed on [    •    ] records, please make the necessary changes in Box E. If your permanent address should change in the future, please notify [    •    ] at the number listed below.

  •
  BOX F—Signature Guarantee:  Box F (Medallion Guarantee) only needs to be completed if the name on the check, or on the account to which funds will be transferred, will be different from the current registration shown in Box E. This guarantee is a form of signature verification which can be obtained through an eligible financial institution such as a commercial bank, trust company, securities broker/dealer, credit union or savings institution participating in a Medallion program approved by the Securities Transfer Association.

  •
  BOX G—Wire Instructions:  To elect a bank wire transfer please complete Box G in its entirety. A bank wire transfer, rather than payment by check, will help to expedite your receipt of the funds. Please contact your bank for questions regarding the appropriate bank routing number and account number to be used.

  •
  Important Tax Information:  Under current U.S. federal income tax laws, [    •    ] (as payer) may be required under the backup withholding rules to withhold a portion of the amount of any payments made to certain holders (or other payees) pursuant to the merger. In order to avoid such backup withholding, if the person receiving payment for the shares is a United States person (for U.S. federal income tax purposes), such payee must timely complete and sign the enclosed Internal Revenue Service ("IRS") Form W-9 to certify the payee's correct taxpayer identification number ("TIN") and to certify that such payee is not subject to such backup withholding, or must otherwise establish a basis for exemption from backup withholding (currently imposed at a rate of 24%). Certain holders or other payees (including, among others, corporations and tax-exempt organizations) are not subject to these backup withholding and reporting requirements. Exempt payees should furnish their TIN, provide the applicable codes in the box labeled "Exemptions," and sign, date and send the IRS Form W-9 to the Paying Agent. A holder or other payee who is a foreign individual or a foreign entity should complete, sign,

A-H-6

    and submit to [    •    ] the appropriate IRS Form W-8 (instead of an IRS Form W-9), signed under penalties of perjury, attesting to such person's exempt status. Holders and other payees are urged to consult their own tax advisors to determine whether they are exempt from or otherwise not subject to backup withholding. The appropriate IRS Form W-8 may be obtained from the Paying Agent or from the IRS. Additional copies of IRS Form W-9 are available from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at www.irs.gov.

    If a stockholder or payee is a citizen or individual resident of the United States, the TIN is generally his or her social security number. If the Paying Agent is not provided with the correct TIN, a $50 penalty may be imposed by the IRS and/or payments made with respect to shares exchanged pursuant to the Merger may be subject to backup withholding. Failure to comply truthfully with the backup withholding requirements, if done willfully, may also result in the imposition of criminal and/or civil fines and penalties. See IRS Form W-9 attached hereto for additional information.

    If backup withholding applies, [        •    ] is required to withhold on any payments made to the holder or other payee. Backup withholding is not an additional tax. A holder or payee subject to the backup withholding rules will be allowed a credit of the amount withheld against such holder's U.S. federal income tax liability, and, if backup withholding results in an overpayment of tax, such holder may be entitled to a refund, provided the requisite information is correctly furnished to the IRS in a timely manner.

  •
  Deficient Presentments:  If you request a registration change that is not in proper form, the required documentation will be requested from you and this will delay processing of any funds.

  •
  By Mail to

[    •    ]

        For additional information please contact [    •    ] at [telephone] or [email].

A-H-7

Exhibit I

[COMPANY LETTERHEAD]

Latham & Watkins LLP
200 Clarendon St.
Boston, MA 02116

[    •    ], 2020

Ladies and Gentlemen:

        We refer to the Agreement and Plan of Merger dated as of [    •    ], 2020 (the "Merger Agreement"), by and among [ACQUIROR], a Delaware corporation ("Acquiror"), [MERGER SUB], Inc., a Delaware corporation ("Merger Sub"), and [COMPANY], a Delaware corporation (the "Company"), which provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the "Surviving Corporation"), and the distribution of the Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration Merger Consideration, as applicable (together, the "Merger Consideration"), to stockholders of the Company and as described in the Form S-4 initially filed by Acquiror with the Securities and Exchange Commission [    •    ], 2020, including the Proxy Statement and the Consent Solicitation Statement contained therein (the "Registration Statement"). Capitalized terms used herein that are not otherwise defined shall have the meaning given to them in the Merger Agreement.

        In connection with the Registration Statement, Latham & Watkins LLP, counsel to the Company, will render its opinion regarding certain United States federal income tax consequences of the Merger. In connection with the issuance of such opinion, the undersigned, after due inquiry and investigation, hereby represents and certifies that the statements and representations contained herein are true, correct and complete in all respects as of the date hereof, and will be true, correct and complete in all respects at the Effective Time (as if made as of the Effective Time).

  1.
  The Company has entered into the Merger Agreement and will effect the Merger for bona fide non-tax business reasons that are described in the Registration Statement. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm's-length negotiations. The Merger will take place as described in the Registration Statement.

  2.
  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, the Company will acquire all of the assets and liabilities of Merger Sub by operation of law and the separate legal existence of Merger Sub will cease. The Merger is being effectuated pursuant to Delaware corporate law.

  3.
  The Company has no plan or intention to issue additional shares of its stock (or warrants, options, convertible securities, restricted stock, or any other type of right pursuant to which any person could acquire stock of the Company) or take any other action after the Merger that would result in Acquiror losing "control" (within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code")) ("Control") of the Company.

  4.
  In the Merger, all shares of stock of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  5.
  The Company has not caused, and, in connection with the Merger, will not cause, an extraordinary distribution with respect to stock of the Company to be declared prior to the Effective Time.

A-I-1

  6.
  The fair market value of the consideration to be received in the Merger by each of the Company's stockholders will be approximately equal to the fair market value of the stock of the Company surrendered in exchange therefor.

  7.
  None of the Company, any person related to the Company (within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5)) or any person acting as an intermediary for the Company or such related person has redeemed, purchased or otherwise acquired any stock of the Company, and the Company has not made any distributions with respect to its stock, in each case prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part.

  8.
  Neither the Company nor any person related to the Company within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has any plan or intention to purchase, exchange, redeem or otherwise acquire (directly or through any transaction, agreement, or arrangement with any other person) any stock of the Company.

  9.
  At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, restricted stock or any other type of right pursuant to which any person could acquire stock in the Surviving Corporation that, if exercised or converted, would affect Acquiror's acquisition or retention of Control of the Surviving Corporation.

  10.
  Pursuant to the Merger, no holder of stock of the Company will receive in exchange for stock of the Company, directly or indirectly, any consideration from Acquiror other than Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  11.
  To the knowledge of the Company, there is no plan or intention on the part of any of the Company's stockholders to sell, exchange or otherwise dispose of Acquiror Common Stock to be received in the Merger directly or indirectly to Acquiror or any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them.

  12.
  On the date of the Merger, the fair market value of the assets of the Company (including tangible and intangible assets) will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

  13.
  The Company conducts a "historic business" for purposes of Treasury Regulation Section 1.368-1(d), and the Company has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any of its assets (or that of its subsidiaries) that would prevent Acquiror or a corporation included in Acquiror's qualified group within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) from continuing the historic business of the Company or using a significant portion of the Company's historic business assets in a business (within the meaning of Treasury Regulation Section 1.368-1(d)).

  14.
  None of the compensation to be received by any stockholder-employee or stockholder-independent contractor of the Company pursuant to a compensation arrangement entered into by the Company prior to the Merger will be separate consideration for, or allocable to, any of his or her shares of stock of the Company; none of the Acquiror Common Stock to be received by any stockholder-employee or stockholder-independent contractor of the Company in the Merger will be separate consideration for, or allocable to, any employment agreement, consulting agreement or other similar agreement entered into by the Company prior to the Merger; and the compensation to be paid to any such stockholder-employee or stockholder-independent contractor pursuant to a compensation arrangement entered into by the Company prior to the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

A-I-2

  15.
  Except as provided in Section 3.08, Section 7.01(e) and Section 8.03(a) of the Merger Agreement, each of Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, will pay its own expenses incurred in connection with the Merger and will not pay any of the expenses of any of the stockholders of the Company.

  16.
  There is no intercorporate indebtedness existing between Acquiror and the Company, or between the Company and Merger Sub, that was or will be issued, acquired or settled at a discount.

  17.
  The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

  18.
  The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

  19.
  At least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Effective Time will be held by the Company at the Effective Time. For purposes of this representation, the following assets will be treated as held by the Company immediately prior to the Effective Time: (i) assets disposed of by the Company prior to the Effective Time and in contemplation of the Merger (including, without limitation, any asset disposed of by the Company, other than in the ordinary course of business, pursuant to a plan or intention existing during the period ending on the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Acquiror regarding the Merger); (ii) assets used by the Company to pay reorganization expenses or other liabilities incurred in connection with the Merger; (iii) assets used to make distributions, redemptions or other payments in respect of stock of the Company (including payments treated as such for tax purposes) that are made prior to the Effective Time and in contemplation of the Merger (other than regular, normal dividends); and (iv) amounts paid by the Company to dissenting shareholders in connection with the Merger.

  20.
  All of the Company's outstanding financial positions that it has ever treated as debt for U.S. federal income tax purposes (by deducting the interest or otherwise) are properly classified as debt rather than as equity for such purposes and have not been treated as other than debt for any other purpose.

  21.
  The Company has not taken or failed to take any action which action or failure to act would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

  22.
  The payment of cash in lieu of fractional shares of Acquiror Common Stock is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the stockholders of the Company instead of issuing fractional shares of Acquiror Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the stockholders of the Company in exchange for their shares of stock of the Company. The fractional share interests of each stockholder of the Company will be aggregated, and no stockholder of the Company will receive cash in an amount equal to or greater than the value of one full share of Acquiror Common Stock.

  23.
  The Company will pay its dissenting shareholders the value of their stock of the Company out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by Acquiror, nor will Acquiror directly or indirectly reimburse the Company for any payments to dissenters.

A-I-3

  24.
  For the purposes of all statements made in this certificate, any reference to the Company or to Acquiror includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Acquiror.

  25.
  The information relating to the Merger and all related transactions set forth in the Merger Agreement, the Registration Statement and the Schedules, insofar as such information relates to the Company or the plans or intentions of the Company, is true, correct and complete in all material respects.

  26.
  The Merger Agreement (including all amendments, exhibits, attachments and side letters thereto) represents the full and complete agreement between and among Acquiror, the Company and Merger Sub regarding the Merger, and there are no other written or oral agreements regarding the Merger. The Merger will be consummated pursuant to the terms of the Merger Agreement, and none of the material terms and conditions thereof has been or will be waived or modified.

  27.
  To the knowledge of the Company, there are no agreements or arrangements with respect to the voting rights associated with the Acquiror Common Stock to be issued in the Merger.

        The undersigned is authorized to make all of the representations set forth herein, and acknowledges understanding of all such representations. The undersigned is not aware of any other facts or circumstances that may cause any of the above representations to be false, in part or in whole. The undersigned hereby undertakes to promptly and timely inform Latham & Watkins LLP if the undersigned should have reason to believe that any of the statements or representations set forth in this letter become untrue, incorrect or incomplete in any respect at or prior to the Effective Time of the Merger.

        The undersigned recognizes and agrees that the opinion to be issued will be subject to certain limitations and qualifications, including that they may not be relied upon if any such statements or representations are not accurate and complete in all respects at all relevant times. The undersigned also recognizes that the opinion will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinion.

        IN WITNESS WHEREOF, the Company has executed this Certificate on this [    •    ] day of [    •    ], 2020.

[COMPANY]
By:
Name:
Title:

A-I-4

[ACQUIROR LETTERHEAD]

Latham & Watkins LLP
200 Clarendon St.
Boston, MA 02116

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023

[    •    ], 2020

Ladies and Gentlemen:

        We refer to the Agreement and Plan of Merger dated as of [    •    ], 2020 (the "Merger Agreement"), by and among [ACQUIROR], a Delaware corporation ("Acquiror"), [MERGER SUB], Inc., a Delaware corporation ("Merger Sub"), and [COMPANY], a Delaware corporation (the "Company"), which provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the "Surviving Corporation"), and the distribution of the Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration Merger Consideration, as applicable (together, the "Merger Consideration"), to stockholders of the Company. Capitalized terms used herein that are not otherwise defined shall have the meaning given to them in the Merger Agreement.

        Latham & Watkins LLP, counsel to the Company, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Acquiror and Merger Sub, is rendering an opinion regarding certain United States federal income tax consequences of the Merger pursuant to Section 9.03(g) of the Merger Agreement. In connection with the issuance of such opinion, the undersigned, after due inquiry and investigation, hereby represents and certifies that the statements and representations contained herein are true, correct and complete in all respects as of the Effective Time.

  1.
  Acquiror has entered into the Merger Agreement and will effect the Merger for bona fide non-tax business reasons that are described in the Registration Statement initially filed by Acquiror with the SEC on [    •    ], 2020, including the Proxy Statement and the Consent Solicitation Statement forming a part thereof (as amended through the date hereof) (together, the "Registration Statement"). The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm's-length negotiations.

  2.
  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, the Company will acquire all of the assets and liabilities of Merger Sub by operation of law and the separate legal existence of Merger Sub will cease. The Merger is being effectuated pursuant to Delaware corporate law.

  3.
  Merger Sub is a newly formed, direct, wholly owned subsidiary of Acquiror. Merger Sub has owned no material assets, has no liabilities nor any assets subject to any liabilities and has not conducted any business activities other than entering into the Merger Agreement.

  4.
  In the Merger, all shares of stock of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof). As a result, in the Merger, shares of stock of the Company representing "control" (within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code")) ("Control") of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof).

A-I-5

  5.
  The fair market value of the consideration to be received in the Merger by each of the Company's stockholders will be approximately equal to the fair market value of stock of the Company surrendered in exchange therefor.

  6.
  Each share of Acquiror Common Stock issued in exchange for stock of the Company in the Merger entitles the holder of such stock to vote for the election and removal of directors of Acquiror.

  7.
  Immediately prior to the Merger, Acquiror will be in Control of Merger Sub. Acquiror has no plan or intention to cause the Surviving Corporation, after the Merger, to issue additional shares of capital stock (or warrants, options, convertible securities, restricted stock, or any other type of right pursuant to which any person could acquire stock of the Surviving Corporation), or to take any other action that would result in Acquiror losing Control of the Surviving Corporation.

  8.
  At the time of the Merger, Merger Sub will not have outstanding any warrants, options, convertible securities, restricted stock or any other type of right pursuant to which any person could acquire stock in Merger Sub that, if exercised or converted, would affect Acquiror's acquisition or retention of Control of the Surviving Corporation.

  9.
  Pursuant to the Merger, no holder of stock of the Company will receive in exchange for stock of the Company, directly or indirectly, any consideration from Acquiror other than Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  10.
  Except pursuant to the Merger Agreement, neither Acquiror nor any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has purchased, exchanged, redeemed or otherwise acquired (directly or through any transaction, agreement, or arrangement with any other person) any stock of the Company in connection with the Merger or otherwise as part of a plan of which the Merger is a part.

  11.
  Neither Acquiror nor any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has any plan or intention to purchase, exchange, redeem or otherwise acquire (directly or through any transaction, agreement, or arrangement with any other person) any Acquiror Common Stock issued to the Company's stockholders in the Merger, other than pursuant to an open-market purchase permitted by Revenue Ruling 99-58.

  12.
  After the Merger, Acquiror has no plan or intention to make any dividends or distributions with respect to Acquiror Common Stock issued in connection with the Merger, other than dividends or distributions made to all holders of Acquiror Common Stock.

  13.
  Immediately following the Merger, the fair market value of the assets of Acquiror (including tangible and intangible assets) will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

  14.
  Merger Sub will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities in the Merger.

  15.
  Acquiror has no plan or intention to: (i) liquidate the Surviving Corporation (or convert the Surviving Corporation to a disregarded entity, within the meaning of Treasury Regulations Section 301.7701-3, or a partnership); (ii) merge the Surviving Corporation with and into another entity; (iii) sell or otherwise dispose of the stock of the Surviving Corporation, except for transfers of stock permitted under Section 368(a)(2)(C) of the Code or Treasury Regulation Section 1.368-2(k); or (iv) sell or otherwise dispose of any of the assets of the

A-I-6

    Company acquired in the Merger outside the ordinary course of business, except for transfers permitted under Section 368(a)(2)(C) of the Code or Treasury Regulation Section 1.368-2(k).

  16.
  Assuming the correctness of representation 13 in the certificate of representations delivered by the Company on the date hereof, following the Merger, the historic business of the Company will be continued by, or a significant portion of the Company's historic business assets will be used in a business of, Acquiror or a corporation within Acquiror's qualified group, all determined within the meaning of Treasury Regulation Section 1.368-1(d)(4).

  17.
  During the five-year period ending at the Effective Time, neither Acquiror, any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), nor any partnership in which Acquiror or any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5) is a partner, including any person acting as agent or intermediary for any of them, will have owned directly or indirectly any stock of the Company.

  18.
  None of the compensation to be received by any stockholder-employee or stockholder-independent contractor of the Company pursuant to a compensation arrangement entered into after the Merger (or by Acquiror prior to the Merger) will be separate consideration for, or allocable to, any of his or her shares of stock of the Company; none of the Acquiror Common Stock to be received by any stockholder-employee or stockholder-independent contractor of the Company in the Merger will be separate consideration for, or allocable to, any employment agreement, consulting agreement or other similar agreement entered into after the Merger (or by Acquiror prior to the Merger); and the compensation to be paid to any such stockholder-employee or stockholder-independent contractor pursuant to a compensation arrangement entered into after the Merger (or by Acquiror prior to the Merger) will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

  19.
  Except as provided in Section 3.08, Section 7.01(e) and Section 8.03(a) of the Merger Agreement, each of Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, will pay its own expenses incurred in connection with the Merger and will not pay any of the expenses of any of the stockholders of the Company.

  20.
  Neither Acquiror nor Merger Sub has agreed to assume, or will assume in connection with the Merger, any liability, whether fixed or contingent, of any stockholder of the Company.

  21.
  There is no intercorporate indebtedness existing between Acquiror and the Company, or between the Company and Merger Sub, that was or will be issued, acquired or settled at a discount.

  22.
  Neither Acquiror nor Merger Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

  23.
  Assuming the correctness of representation 19 in the certificate of representations delivered by the Company on the date hereof, at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Merger will be held by the Surviving Corporation immediately after the Merger, and at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by the Surviving Corporation immediately after the Merger.

  24.
  Neither Acquiror nor Merger Sub has taken or failed to take any action which action or failure to act would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

A-I-7

  25.
  Acquiror will not take, and will cause the Surviving Corporation not to take, any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax laws.

  26.
  Following the Merger, Acquiror will comply, and will cause the Surviving Corporation to comply, with the record-keeping and information filing requirements of Treasury Regulation Section 1.368-3.

  27.
  The payment of cash in lieu of fractional shares of Acquiror Common Stock is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the stockholders of the Company instead of issuing fractional shares of Acquiror Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the stockholders of the Company in exchange for their shares of stock of the Company. The fractional share interests of each stockholder of the Company will be aggregated, and no stockholder of the Company will receive cash in an amount equal to or greater than the value of one full share of Acquiror Common Stock.

  28.
  For the purposes of all statements made in this certificate, any reference to the Company or to Acquiror includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Acquiror.

  29.
  The information relating to the Merger and all related transactions set forth in the Merger Agreement, the Registration Statement and the Schedules, insofar as such information relates to Acquiror or Merger Sub or the plans or intentions of Acquiror or Merger Sub, is true, correct and complete in all material respects.

  30.
  The Merger Agreement (including all amendments, exhibits, attachments and side letters thereto) represents the full and complete agreement between and among Acquiror, the Company and Merger Sub regarding the Merger, and there are no other written or oral agreements regarding the Merger. The Merger will be consummated pursuant to the terms of the Merger Agreement, and none of the material terms and conditions thereof has been or will be waived or modified.

        The undersigned are authorized to make all of the representations set forth herein, and acknowledge understanding of all such representations. The undersigned are not aware of any other facts or circumstances that may cause any of the above representations to be false, in part or in whole. The undersigned hereby undertake to promptly and timely inform Latham & Watkins LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP if the undersigned should have reason to believe that any of the statements or representations set forth in this letter become untrue, incorrect or incomplete in any respect at or prior to the Effective Time of the Merger.

        The undersigned recognize and agree that the opinion to be issued will be subject to certain limitations and qualifications, including that it may not be relied upon if any such statements or representations are not accurate and complete in all respects at all relevant times. The undersigned also recognize that the opinion will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinion.

A-I-8

        IN WITNESS WHEREOF, Acquiror and Merger Sub have executed this Certificate on this [    •    ] day of [    •    ], 2020.

[ACQUIROR]
By:
Name:
Title:
[MERGER SUB]
By:
Name:
Title:

A-I-9

[ACQUIROR LETTERHEAD]

Latham & Watkins LLP
200 Clarendon St.
Boston, MA 02116

[    •    ], 2020

Ladies and Gentlemen:

        We refer to the Agreement and Plan of Merger dated as of [    •    ], 2020 (the "Merger Agreement"), by and among [ACQUIROR], a Delaware corporation ("Acquiror"), [MERGER SUB], Inc., a Delaware corporation ("Merger Sub"), and [COMPANY], a Delaware corporation (the "Company"), which provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the "Surviving Corporation"), and the distribution of the Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration Merger Consideration, as applicable (together, the "Merger Consideration"), to stockholders of the Company and as described in the Form S-4 initially filed by Acquiror with the Securities and Exchange Commission [    •    ], 2020, including the Proxy Statement and the Consent Solicitation Statement contained therein (the "Registration Statement"). Capitalized terms used herein that are not otherwise defined shall have the meaning given to them in the Merger Agreement.

        In connection with the Registration Statement, Latham & Watkins LLP, counsel to the Company, will render its opinion regarding certain United States federal income tax consequences of the Merger. In connection with the issuance of such opinion, the undersigned, after due inquiry and investigation, hereby represents and certifies that the statements and representations contained herein are true, correct and complete in all respects as of the date hereof, and will be true, correct and complete in all respects at the Effective Time (as if made as of the Effective Time).

  1.
  Acquiror has entered into the Merger Agreement and will effect the Merger for bona fide non-tax business reasons that are described in the Registration Statement. The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm's-length negotiations. The Merger will take place as described in the Registration Statement.

  2.
  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, the Company will acquire all of the assets and liabilities of Merger Sub by operation of law and the separate legal existence of Merger Sub will cease. The Merger is being effectuated pursuant to Delaware corporate law.

  3.
  Merger Sub is a newly formed, direct, wholly owned subsidiary of Acquiror. Merger Sub has owned no material assets, has no liabilities nor any assets subject to any liabilities and has not conducted any business activities other than entering into the Merger Agreement.

  4.
  In the Merger, all shares of stock of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof). As a result, in the Merger, shares of stock of the Company representing "control" (within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code")) ("Control") of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  5.
  The fair market value of the consideration to be received in the Merger by each of the Company's stockholders will be approximately equal to the fair market value of stock of the Company surrendered in exchange therefor.

A-I-10

  6.
  Each share of Acquiror Common Stock issued in exchange for stock of the Company in the Merger entitles the holder of such stock to vote for the election and removal of directors of Acquiror.

  7.
  Immediately prior to the Merger, Acquiror will be in Control of Merger Sub. Acquiror has no plan or intention to cause the Surviving Corporation, after the Merger, to issue additional shares of capital stock (or warrants, options, convertible securities, restricted stock, or any other type of right pursuant to which any person could acquire stock of the Surviving Corporation), or to take any other action that would result in Acquiror losing Control of the Surviving Corporation.

  8.
  At the time of the Merger, Merger Sub will not have outstanding any warrants, options, convertible securities, restricted stock or any other type of right pursuant to which any person could acquire stock in Merger Sub that, if exercised or converted, would affect Acquiror's acquisition or retention of Control of the Surviving Corporation.

  9.
  Pursuant to the Merger, no holder of stock of the Company will receive in exchange for stock of the Company, directly or indirectly, any consideration from Acquiror other than Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  10.
  Except pursuant to the Merger Agreement, neither Acquiror nor any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has purchased, exchanged, redeemed or otherwise acquired (directly or through any transaction, agreement, or arrangement with any other person) any stock of the Company in connection with the Merger or otherwise as part of a plan of which the Merger is a part.

  11.
  Neither Acquiror nor any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has any plan or intention to purchase, exchange, redeem or otherwise acquire (directly or through any transaction, agreement, or arrangement with any other person) any Acquiror Common Stock issued to the Company's stockholders in the Merger, other than pursuant to an open-market purchase permitted by Revenue Ruling 99-58.

  12.
  After the Merger, Acquiror has no plan or intention to make any dividends or distributions with respect to Acquiror Common Stock issued in connection with the Merger, other than dividends or distributions made to all holders of Acquiror Common Stock.

  13.
  Immediately following the Merger, the fair market value of the assets of Acquiror (including tangible and intangible assets) will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

  14.
  Merger Sub will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities in the Merger.

  15.
  Acquiror has no plan or intention to: (i) liquidate the Surviving Corporation (or convert the Surviving Corporation to a disregarded entity, within the meaning of Treasury Regulations Section 301.7701-3, or a partnership); (ii) merge the Surviving Corporation with and into another entity; (iii) sell or otherwise dispose of the stock of the Surviving Corporation, except for transfers of stock permitted under Section 368(a)(2)(C) of the Code or Treasury Regulation Section 1.368-2(k); or (iv) sell or otherwise dispose of any of the assets of the Company acquired in the Merger outside the ordinary course of business, except for transfers permitted under Section 368(a)(2)(C) of the Code or Treasury Regulation Section 1.368-2(k).

  16.
  Assuming the correctness of representation 13 in the certificate of representations delivered by the Company on the date hereof, following the Merger, the historic business of the Company

A-I-11

    will be continued by, or a significant portion of the Company's historic business assets will be used in a business of, Acquiror or a corporation within Acquiror's qualified group, all determined within the meaning of Treasury Regulation Section 1.368-1(d)(4).

  17.
  During the five-year period ending at the Effective Time, neither Acquiror, any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), nor any partnership in which Acquiror or any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5) is a partner, including any person acting as agent or intermediary for any of them, will have owned directly or indirectly any stock of the Company.

  18.
  None of the compensation to be received by any stockholder-employee or stockholder-independent contractor of the Company pursuant to a compensation arrangement entered into after the Merger (or by Acquiror prior to the Merger) will be separate consideration for, or allocable to, any of his or her shares of stock of the Company; none of the Acquiror Common Stock to be received by any stockholder-employee or stockholder-independent contractor of the Company in the Merger will be separate consideration for, or allocable to, any employment agreement, consulting agreement or other similar agreement entered into after the Merger (or by Acquiror prior to the Merger); and the compensation to be paid to any such stockholder-employee or stockholder-independent contractor pursuant to a compensation arrangement entered into after the Merger (or by Acquiror prior to the Merger) will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

  19.
  Except as provided in Section 3.08, Section 7.01(e) and Section 8.03(a) of the Merger Agreement, each of Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, will pay its own expenses incurred in connection with the Merger and will not pay any of the expenses of any of the stockholders of the Company.

  20.
  Neither Acquiror nor Merger Sub has agreed to assume, or will assume in connection with the Merger, any liability, whether fixed or contingent, of any stockholder of the Company.

  21.
  There is no intercorporate indebtedness existing between Acquiror and the Company, or between the Company and Merger Sub, that was or will be issued, acquired or settled at a discount.

  22.
  Neither Acquiror nor Merger Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

  23.
  Assuming the correctness of representation 19 in the certificate of representations delivered by the Company on the date hereof, at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Merger will be held by the Surviving Corporation immediately after the Merger, and at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by the Surviving Corporation immediately after the Merger.

  24.
  Neither Acquiror nor Merger Sub has taken or failed to take any action which action or failure to act would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

  25.
  Acquiror will not take, and will cause the Surviving Corporation not to take, any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a "determination" (as

A-I-12

    defined in Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax laws.

  26.
  Following the Merger, Acquiror will comply, and will cause the Surviving Corporation to comply, with the record-keeping and information filing requirements of Treasury Regulation Section 1.368-3.

  27.
  The payment of cash in lieu of fractional shares of Acquiror Common Stock is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the stockholders of the Company instead of issuing fractional shares of Acquiror Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the stockholders of the Company in exchange for their shares of stock of the Company. The fractional share interests of each stockholder of the Company will be aggregated, and no stockholder of the Company will receive cash in an amount equal to or greater than the value of one full share of Acquiror Common Stock.

  28.
  For the purposes of all statements made in this certificate, any reference to the Company or to Acquiror includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Acquiror.

  29.
  The information relating to the Merger and all related transactions set forth in the Merger Agreement, the Registration Statement and the Schedules, insofar as such information relates to Acquiror or Merger Sub or the plans or intentions of Acquiror or Merger Sub, is true, correct and complete in all material respects.

  30.
  The Merger Agreement (including all amendments, exhibits, attachments and side letters thereto) represents the full and complete agreement between and among Acquiror, the Company and Merger Sub regarding the Merger, and there are no other written or oral agreements regarding the Merger. The Merger will be consummated pursuant to the terms of the Merger Agreement, and none of the material terms and conditions thereof has been or will be waived or modified.

        The undersigned are authorized to make all of the representations set forth herein, and acknowledge understanding of all such representations. The undersigned are not aware of any other facts or circumstances that may cause any of the above representations to be false, in part or in whole. The undersigned hereby undertake to promptly and timely inform Latham & Watkins LLP if the undersigned should have reason to believe that any of the statements or representations set forth in this letter become untrue, incorrect or incomplete in any respect at or prior to the Effective Time of the Merger.

        The undersigned recognize and agree that the opinion to be issued will be subject to certain limitations and qualifications, including that it may not be relied upon if any such statements or representations are not accurate and complete in all respects at all relevant times. The undersigned also recognize that the opinion will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinion.

A-I-13

        IN WITNESS WHEREOF, Acquiror and Merger Sub have executed this Certificate on this [    •    ] day of [    •    ], 2020.

[ACQUIROR]
By:
Name:
Title:
[MERGER SUB]
By:
Name:
Title:

A-I-14

[COMPANY LETTERHEAD]

Latham & Watkins LLP
200 Clarendon St.
Boston, MA 02116

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10023

[    •    ], 2020

Ladies and Gentlemen:

        We refer to the Agreement and Plan of Merger dated as of [    •    ], 2020 (the "Merger Agreement"), by and among [ACQUIROR], a Delaware corporation ("Acquiror"), [MERGER SUB], Inc., a Delaware corporation ("Merger Sub"), and [COMPANY], a Delaware corporation (the "Company"), which provides for the merger (the "Merger") of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the "Surviving Corporation"), and the distribution of the Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration Merger Consideration, as applicable (together, the "Merger Consideration"), to stockholders of the Company. Capitalized terms used herein that are not otherwise defined shall have the meaning given to them in the Merger Agreement.

        Latham & Watkins LLP, counsel to the Company, or if Latham & Watkins LLP is unable or unwilling to deliver such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Acquiror and Merger Sub, is rendering an opinion regarding certain United States federal income tax consequences of the Merger pursuant to Section 9.03(g) of the Merger Agreement. In connection with the issuance of such opinion, the undersigned, after due inquiry and investigation, hereby represents and certifies that the statements and representations contained herein are true, correct and complete in all respects as of the Effective Time.

  1.
  The Company has entered into the Merger Agreement and will effect the Merger for bona fide non-tax business reasons that are described in the Registration Statement initially filed by Acquiror with the SEC on [    •    ], 2020, including the Proxy Statement and the Consent Solicitation Statement forming a part thereof (as amended through the date hereof) (together, the "Registration Statement"). The terms of the Merger Agreement and all other agreements entered into in connection therewith are the result of arm's-length negotiations.

  2.
  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, the Company will acquire all of the assets and liabilities of Merger Sub by operation of law and the separate legal existence of Merger Sub will cease. The Merger is being effectuated pursuant to Delaware corporate law.

  3.
  The Company has no plan or intention to issue additional shares of its stock (or warrants, options, convertible securities, restricted stock, or any other type of right pursuant to which any person could acquire stock of the Company) or take any other action after the Merger that would result in Acquiror losing "control" (within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code")) ("Control") of the Company.

  4.
  In the Merger, all shares of stock of the Company will be exchanged solely for Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  5.
  The Company has not caused, and, in connection with the Merger, will not cause, an extraordinary distribution with respect to stock of the Company to be declared prior to the Effective Time.

A-I-15

  6.
  The fair market value of the consideration to be received in the Merger by each of the Company's stockholders will be approximately equal to the fair market value of the stock of the Company surrendered in exchange therefor.

  7.
  None of the Company, any person related to the Company (within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5)) or any person acting as an intermediary for the Company or such related person has redeemed, purchased or otherwise acquired any stock of the Company, and the Company has not made any distributions with respect to its stock, in each case prior to and in connection with the Merger or otherwise as part of a plan of which the Merger is a part.

  8.
  Neither the Company nor any person related to the Company within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them, has any plan or intention to purchase, exchange, redeem or otherwise acquire (directly or through any transaction, agreement, or arrangement with any other person) any stock of the Company.

  9.
  At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, restricted stock or any other type of right pursuant to which any person could acquire stock in the Surviving Corporation that, if exercised or converted, would affect Acquiror's acquisition or retention of Control of the Surviving Corporation.

  10.
  Pursuant to the Merger, no holder of stock of the Company will receive in exchange for stock of the Company, directly or indirectly, any consideration from Acquiror other than Acquiror Common Stock (and cash in lieu of fractional shares thereof).

  11.
  To the knowledge of the Company, there is no plan or intention on the part of any of the Company's stockholders to sell, exchange or otherwise dispose of Acquiror Common Stock to be received in the Merger directly or indirectly to Acquiror or any person related to Acquiror within the meaning of Treasury Regulation Section 1.368-1(e)(3), (e)(4) or (e)(5), including any person acting as agent or intermediary for any of them.

  12.
  On the date of the Merger, the fair market value of the assets of the Company (including tangible and intangible assets) will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

  13.
  The Company conducts a "historic business" for purposes of Treasury Regulation Section 1.368-1(d), and the Company has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any of its assets (or that of its subsidiaries) that would prevent Acquiror or a corporation included in Acquiror's qualified group within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) from continuing the historic business of the Company or using a significant portion of the Company's historic business assets in a business (within the meaning of Treasury Regulation Section 1.368-1(d)).

  14.
  None of the compensation to be received by any stockholder-employee or stockholder-independent contractor of the Company pursuant to a compensation arrangement entered into by the Company prior to the Merger will be separate consideration for, or allocable to, any of his or her shares of stock of the Company; none of the Acquiror Common Stock to be received by any stockholder-employee or stockholder-independent contractor of the Company in the Merger will be separate consideration for, or allocable to, any employment agreement, consulting agreement or other similar agreement entered into by the Company prior to the Merger; and the compensation to be paid to any such stockholder-employee or stockholder-independent contractor pursuant to a compensation arrangement entered into by the Company prior to the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

A-I-16

  15.
  Except as provided in Section 3.08, Section 7.01(e) and Section 8.03(a) of the Merger Agreement, each of Acquiror and Merger Sub, on the one hand, and the Company, on the other hand, will pay its own expenses incurred in connection with the Merger and will not pay any of the expenses of any of the stockholders of the Company.

  16.
  There is no intercorporate indebtedness existing between Acquiror and the Company, or between the Company and Merger Sub, that was or will be issued, acquired or settled at a discount.

  17.
  The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

  18.
  The Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

  19.
  At least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Company immediately prior to the Effective Time will be held by the Company at the Effective Time. For purposes of this representation, the following assets will be treated as held by the Company immediately prior to the Effective Time: (i) assets disposed of by the Company prior to the Effective Time and in contemplation of the Merger (including, without limitation, any asset disposed of by the Company, other than in the ordinary course of business, pursuant to a plan or intention existing during the period ending on the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Acquiror regarding the Merger); (ii) assets used by the Company to pay reorganization expenses or other liabilities incurred in connection with the Merger; (iii) assets used to make distributions, redemptions or other payments in respect of stock of the Company (including payments treated as such for tax purposes) that are made prior to the Effective Time and in contemplation of the Merger (other than regular, normal dividends); and (iv) amounts paid by the Company to dissenting shareholders in connection with the Merger.

  20.
  All of the Company's outstanding financial positions that it has ever treated as debt for U.S. federal income tax purposes (by deducting the interest or otherwise) are properly classified as debt rather than as equity for such purposes and have not been treated as other than debt for any other purpose.

  21.
  The Company has not taken or failed to take any action which action or failure to act would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

  22.
  The payment of cash in lieu of fractional shares of Acquiror Common Stock is solely for the purpose of avoiding the expense and inconvenience to Acquiror of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the stockholders of the Company instead of issuing fractional shares of Acquiror Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the stockholders of the Company in exchange for their shares of stock of the Company. The fractional share interests of each stockholder of the Company will be aggregated, and no stockholder of the Company will receive cash in an amount equal to or greater than the value of one full share of Acquiror Common Stock.

  23.
  The Company will pay its dissenting shareholders the value of their stock of the Company out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by Acquiror, nor will Acquiror directly or indirectly reimburse the Company for any payments to dissenters.

A-I-17

  24.
  For the purposes of all statements made in this certificate, any reference to the Company or to Acquiror includes a reference to any successor or predecessor of such corporation, except that the Company is not treated as a predecessor of Acquiror.

  25.
  The information relating to the Merger and all related transactions set forth in the Merger Agreement, the Registration Statement and the Schedules, insofar as such information relates to the Company or the plans or intentions of the Company, is true, correct and complete in all material respects.

  26.
  The Merger Agreement (including all amendments, exhibits, attachments and side letters thereto) represents the full and complete agreement between and among Acquiror, the Company and Merger Sub regarding the Merger, and there are no other written or oral agreements regarding the Merger. The Merger will be consummated pursuant to the terms of the Merger Agreement, and none of the material terms and conditions thereof has been or will be waived or modified.

  27.
  To the knowledge of the Company, there are no agreements or arrangements with respect to the voting rights associated with the Acquiror Common Stock to be issued in the Merger.

        The undersigned is authorized to make all of the representations set forth herein, and acknowledges understanding of all such representations. The undersigned is not aware of any other facts or circumstances that may cause any of the above representations to be false, in part or in whole. The undersigned hereby undertakes to promptly and timely inform Latham & Watkins LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP if the undersigned should have reason to believe that any of the statements or representations set forth in this letter become untrue, incorrect or incomplete in any respect at or prior to the Effective Time of the Merger.

        The undersigned recognizes and agrees that the opinion to be issued will be subject to certain limitations and qualifications, including that they may not be relied upon if any such statements or representations are not accurate and complete in all respects at all relevant times. The undersigned also recognizes that the opinion will not address any tax consequences of the Merger or any action taken in connection therewith except as expressly set forth in such opinion.

        IN WITNESS WHEREOF, the Company has executed this Certificate on this [    •    ] day of [    •    ], 2020.

[COMPANY]
By:
Name:
Title:

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Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of September 11, 2020, by and among Trine Acquisition Corp., a Delaware corporation("Acquiror"), Sparrow Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and Desktop Metal, Inc., a Delaware corporation (the "Company"). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

        WHEREAS, Acquiror, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 26, 2020, pursuant to which, among other things, Merger Sub is to merge with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Acquiror(the "Merger"), on the terms and subject to the conditions of the Merger Agreement;

        WHEREAS, Section 11.10 of the Merger Agreement provides that the Merger Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement; and

        WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement as set forth herein.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Amendment and in the Merger Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

        1.    Amendments.     As of the date first written above, the Merger Agreement is hereby amended and restated as follows:

          (a)   Exhibit E of the Merger Agreement is hereby replaced with the Form of Amended and Restated Bylaws of Acquiror attached as Exhibit A hereto.

          (b)   Exhibit F of the Merger Agreement is hereby replaced with the Form of Amended and Restated Certificate of Incorporation of Acquiror attached as Exhibit B hereto.

        2.    Effect of Amendment.     This Amendment shall form a part of the Merger Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Merger Agreement to "this Agreement," "hereof," "hereunder," "herein," "hereby" or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment.

        3.    Full Force and Effect.     Except as expressly amended hereby, each term, provision, exhibit and schedule of the Merger Agreement is hereby ratified and confirmed and remains in full force and effect. This Amendment may not be amended except by an instrument in writing signed by the parties hereto.

        4.    Counterparts.     This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        5.    Governing Law; Waiver of Jury Trial.     This Amendment, and all acts and claims or causes of action based upon, arising out of, or related to this Amendment or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

        6.    Additional Miscellaneous Terms.     The provisions of Article XI (Miscellaneous) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement,reflecting the terms as modified hereby.

[Signature pages follow]

        IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first above written.

TRINE ACQUISITION CORP.
By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.
	Title:	Chief Executive Officer
SPARROW MERGER SUB, INC.
By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.
	Title:	Chief Executive Officer

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

DESKTOP METAL, INC.
By:	/s/ RIC FULOP
	Name:	Ric Fulop
	Title:	Chief Executive Officer

[Signature page to Amendment No. 1 to Agreement and Plan of Merger]

EXHIBIT A

FORM OF AMENDED AND RESTATED BYLAWS OF ACQUIROR

Amended and Restated Bylaws of

Desktop Metal, Inc.

(a Delaware corporation)

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Amended and Restated Bylaws of
Desktop Metal, Inc.

 Article I—Corporate Offices

        1.1    Registered Office.

        The address of the registered office of Desktop Metal, Inc. (the "Corporation") in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation's certificate of incorporation, as the same may be amended and/or restated from time to time (the "Certificate of Incorporation").

        1.2    Other Offices.

        The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation's board of directors (the "Board") may from time to time establish or as the business of the Corporation may require.

Article II—Meetings of Stockholders

        2.1    Place of Meetings.

        Meetings of stockholders shall be held at any place,within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the "DGCL"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Corporation's principal executive office.

        2.2    Annual Meeting.

        The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

        2.3    Special Meeting.

        Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

        No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

        2.4    Notice of Business to be Brought before a Meeting.

        (a)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations,

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the "Exchange Act"). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, "present in person" shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A "qualified representative" of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

        (b)   For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year's annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder's notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder's notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, "Timely Notice"). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

        (c)   To be in proper form for purposes of this Section 2.4, a stockholder's notice to the Secretary of the Corporation shall set forth:

            (i)  As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation's books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as "Stockholder Information");

           (ii)  As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any "derivative security" (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a "call equivalent position" (as such term is defined in Rule 16a-1(b) under the Exchange Act) ("Synthetic Equity Position") and that is, directly or

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  indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of "Synthetic Equity Position," the term "derivative security" shall also include any security or instrument that would not otherwise constitute a "derivative security" as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person's business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as "Disclosable Interests"); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

          (iii)  As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall

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  not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

        For purposes of this Section 2.4, the term "Proposing Person" shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

        (d)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation's rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

        (e)   Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

        (f)    This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation's proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

        (g)   For purposes of these bylaws, "public disclosure" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

        2.5    Notice of Nominations for Election to the Board.

        (a)   Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) as

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provided in that certain Stockholders Agreement, dated as of August 26, 2020, by and among Trine Acquisition Corp. (now known as Desktop Metal, Inc.) and Trine Sponsor 1H, LLC ("Trine Sponsor") (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Stockholders Agreement"), (ii), by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (iii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5as to such notice and nomination. For purposes of this Section 2.5, "present in person" shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A "qualified representative" of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Other than as provided in the Stockholders Agreement, the foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

        (b)   (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3)  provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

           (ii)  Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder's notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

          (iii)  In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

          (iv)  In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

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        (c)   To be in proper form for purposes of this Section 2.5, a stockholder's notice to the Secretary of the Corporation shall set forth:

            (i)  As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.4(c)(i));

           (ii)  As to each Nominating Person,any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term "Nominating Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

          (iii)  As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder's notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the "registrant" for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

        For purposes of this Section 2.5, the term "Nominating Person" shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

        (d)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation's rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

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        (e)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

        (f)    To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") or (2) any Voting Commitment that could limit or interfere with such proposed nominee's ability to comply, if elected as a director of the Corporation, with such proposed nominee's fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

        (g)   The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate's nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation's corporate governance guidelines.

        (h)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation's rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

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        (i)    No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate's name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

        (j)    Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

        (k)   Notwithstanding anything in these bylaws to the contrary, for so long as Trine Sponsor is entitled to nominate a Director pursuant to the Stockholders Agreement, Trine Sponsor shall not be subject to the notice procedures set forth in this Section 2.5.

        2.6    Notice of Stockholders' Meetings.

        Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

        2.7    Quorum.

        Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

        2.8    Adjourned Meeting; Notice.

        When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

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        2.9    Conduct of Business.

        The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

        2.10    Voting.

        Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

        Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

        2.11    Record Date for Stockholder Meetings and Other Purposes.

        In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board,

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the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

        In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

        2.12    Proxies.

        Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

        2.13    List of Stockholders Entitled to Vote.

        The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation's principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of

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stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

        2.14    Inspectors of Election.

        Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

        Such inspectors shall:

            (i)  determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

           (ii)  count all votes or ballots;

          (iii)  count and tabulate all votes;

          (iv)  determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

           (v)  certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

        Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector's ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

        2.15    Delivery to the Corporation.

        Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III—Directors

        3.1    Powers.

        Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

        3.2    Number of Directors.

        Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

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        3.3    Election, Qualification and Term of Office of Directors.

        Except as provided in Section 3.4 , and subject to the Certificate of Incorporation and the Stockholders Agreement, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

        3.4    Resignation and Vacancies.

        Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. Subject to the Stockholders Agreement, when one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

        Subject to the Stockholders Agreement, and unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

        3.5    Place of Meetings; Meetings by Telephone.

        The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

        Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

        3.6    Regular Meetings.

        Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

        3.7    Special Meetings; Notice.

        Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

        Notice of the time and place of special meetings shall be:

            (i)  delivered personally by hand, by courier or by telephone;

           (ii)  sent by United States first-class mail, postage prepaid;

          (iii)  sent by facsimile or electronic mail; or

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          (iv)  sent by other means of electronic transmission,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation's records.

        If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation's principal executive office) nor the purpose of the meeting.

        3.8    Quorum.

        At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

        3.9    Board Action without a Meeting.

        Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

        3.10    Fees and Compensation of Directors.

        Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV—Committees

        4.1    Committees of Directors.

        The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

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        4.2    Committee Minutes.

        Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

        4.3    Meetings and Actions of Committees.

        Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

            (i)  Section 3.5 (place of meetings; meetings by telephone);

           (ii)  Section 3.6 (regular meetings);

          (iii)  Section 3.7 (special meetings; notice);

          (iv)  Section 3.9 (board action without a meeting); and

           (v)  Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

            (i)  the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

           (ii)  special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

          (iii)  the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

        4.4    Subcommittees.

        Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V—Officers

        5.1    Officers.

        The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

        5.2    Appointment of Officers.

        The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 .

        5.3    Subordinate Officers.

        The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the

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Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

        5.4    Removal and Resignation of Officers.

        Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

        Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

        5.5    Vacancies in Offices.

        Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2 .

        5.6    Representation of Shares of Other Corporations.

        The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

        5.7    Authority and Duties of Officers.

        All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

        5.8    Compensation.

        The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI—Records

        A stock ledger consisting of one or more records in which the names of all of the Corporation's stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the

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DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII—General Matters

        7.1    Execution of Corporate Contracts and Instruments.

        The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

        7.2    Stock Certificates.

        The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

        The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

        7.3    Special Designation of Certificates.

        If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

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        7.4    Lost Certificates.

        Except as provided in this Section 7.4 , no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

        7.5    Shares Without Certificates

        The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

        7.6    Construction; Definitions.

        Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

        7.7    Dividends.

        The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock.

        The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

        7.8    Fiscal Year.

        The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

        7.9    Seal.

        The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

        7.10    Transfer of Stock.

        Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder's attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

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        7.11    Stock Transfer Agreements.

        The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

        7.12    Registered Stockholders.

        The Corporation:

            (i)  shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

           (ii)  shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

        7.13    Waiver of Notice.

        Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII—Notice

        8.1    Delivery of Notice; Notice by Electronic Transmission.

        Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder's mailing address (or by electronic transmission directed to the stockholder's electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder's address or (3) if given by electronic mail, when directed to such stockholder's electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

        Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

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        Any notice given pursuant to the preceding paragraph shall be deemed given:

            (i)  if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

           (ii)  if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

          (iii)  if by any other form of electronic transmission, when directed to the stockholder.

        Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

        An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX—Indemnification

        9.1    Indemnification of Directors and Officers.

        The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a "covered person"), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4 , the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

        9.2    Indemnification of Others.

        The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

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        9.3    Prepayment of Expenses.

        The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX- or otherwise.

        9.4    Determination; Claim.

        If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX- is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX- is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

        9.5    Non-Exclusivity of Rights.

        The rights conferred on any person by this Article IX- shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        9.6    Insurance.

        The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

        9.7    Other Indemnification.

        The Corporation's obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

        9.8    Continuation of Indemnification.

        The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX- shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

        9.9    Amendment or Repeal; Interpretation.

        The provisions of this Article IX- shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person's performance of such services, and pursuant to this Article IX- the Corporation intends to be legally

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bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX- are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX- shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

        Any reference to an officer of the Corporation in this Article IX- shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V- or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V-, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of "Vice President" or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX-.

Article X—Amendments

        The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI—Forum Selection

        Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation's stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI- , the federal district courts of the United States of America shall be the exclusive forum for the resolution of any

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complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

        Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI- . Notwithstanding the foregoing, the provisions of this Article XI- shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Article XII—Definitions

        As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

        An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

        An "electronic mail" means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

        An "electronic mail address" means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the "local part" of the address) and a reference to an internet domain (commonly referred to as the "domain part" of the address), whether or not displayed, to which electronic mail can be sent or delivered.

        The term "person" means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Desktop Metal, Inc.

Certificate of Amendment and Restatement of Bylaws

        The undersigned hereby certifies that he is the duly elected, qualified, and acting Secretary of Desktop Metal, Inc., a Delaware corporation (the "Corporation"), and that the foregoing bylaws were approved on                        , 2020, effective as of                        , 2020, by the Corporation's board of directors.

        IN WITNESS WHEREOF, the undersigned has hereunto set his hand this            day of                        , 2020.

[Name] [Full Title of Secretary]

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EXHIBIT B

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF ACQUIROR

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DESKTOP METAL, INC.

        Desktop Metal, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

        1.     The name of the Corporation is Desktop Metal, Inc. The Corporation was incorporated under the name Trine Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 26, 2018 (the "Original Certificate").

        2.     An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on March 14, 2019, as amended by that certain Amendment No. 1 to the Amended and Restated Certificate of Incorporation, dated [    •    ] (as so amended, the "Existing Certificate").

        3.     This Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate"), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the "Board of Directors") in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

        4.     The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

        5.     This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

        IN WITNESS WHEREOF, Desktop Metal, Inc. has caused this Second Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on                , 2020.

DESKTOP METAL, INC.
By:
Name:
Title:

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EXHIBIT A

ARTICLE I
NAME

        The name of the corporation is Desktop Metal, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE AND AGENT

        The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL") as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

        The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Preferred Stock." The total number of shares of capital stock which the Corporation shall have authority to issue is [    •    ]. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is [    •    ], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [    •    ], having a par value of $0.0001 per share.

        The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

  A.
  CLASS A COMMON STOCK.

        1.    General.     The voting, dividend, liquidation, and other rights and powers of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the "Board of Directors")and outstanding from time to time.

        2.    Voting.     Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

        Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number

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of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

        3.    Dividends.     Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

        4.    Liquidation.     Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation's stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.

  B.
  PREFERRED STOCK

        Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

        Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a "Certificate of Designation"), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any Certificate of Designation).

        The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

        For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

        A.    Subject to that certain Stockholders Agreement, dated as of August 26, 2020, by and among Trine Acquisition Corp. (now known as Desktop Metal, Inc.) and Trine Sponsor IH, LLC (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Stockholders Agreement") and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be

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classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the Stockholders Agreement (as defined below) and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Subject to the Stockholders Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

        B.    Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

        C.    Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

        D.    Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

        E.    Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of

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such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

        F.     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the "Bylaws"). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

        G.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI
STOCKHOLDERS

        A.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

        B.    Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

        C.    Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII
LIABILITY

        No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Second Amended and Restated Certificate inconsistent with this Article VII,shall not adversely affect any right or protection of a director of the Corporation with

AA-B-5

respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII
INDEMNIFICATION

        The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX
FORUM SELECTION

        Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation's stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Second Amended and Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

        Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

ARTICLE X
AMENDMENTS

        A.    Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding

AA-B-6

shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.

        B.    If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate(including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

AA-B-7

ANNEX B—PROPOSED SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TRINE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DESKTOP METAL, INC.

        Desktop Metal, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), does hereby certify as follows:

        1.     The name of the Corporation is Desktop Metal, Inc. The Corporation was incorporated under the name Trine Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 26, 2018 (the "Original Certificate").

        2.     An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on March 14, 2019, as amended by that certain Amendment No. 1 to the Amended and Restated Certificate of Incorporation, dated [    •    ] (as so amended, the "Existing Certificate").

        3.     This Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate"), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the "Board of Directors") in accordance with Sections 242 and 245 of the DGCL and has been adopted by the stockholders of the Corporation at a meeting of the stockholders of the Corporation in accordance with the provisions of Section 211 of the DGCL.

        4.     The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

        5.     This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

        IN WITNESS WHEREOF, Desktop Metal, Inc. has caused this Second Amended and Restated Certificate to be signed by a duly authorized officer of the Corporation, on                , 2020.

DESKTOP METAL, INC.
By:
Name:
Title:

EXHIBIT A

ARTICLE I
NAME

        The name of the corporation is Desktop Metal, Inc. (the "Corporation").

ARTICLE II
REGISTERED OFFICE AND AGENT

        The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL") as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITAL STOCK

        The Corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common Stock" and "Preferred Stock." The total number of shares of capital stock which the Corporation shall have authority to issue is [    •    ]. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is [    •    ], having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is [    •    ], having a par value of $0.0001 per share.

        The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

  A.
  CLASS A COMMON STOCK.

        1.    General.     The voting, dividend, liquidation, and other rights and powers of the Class A Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the "Board of Directors") and outstanding from time to time.

        2.    Voting.     Except as otherwise provided herein or expressly required by law, each holder of Class A Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

        Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

        3.    Dividends.     Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Class A Common Stock, as such, shall be entitled to the payment of dividends on the Class A Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

        4.    Liquidation.     Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation's stockholders shall be distributed among the holders of the then outstanding Class A Common Stock pro rata in accordance with the number of shares of Class A Common Stock held by each such holder.

  B.
  PREFERRED STOCK

        Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

        Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a "Certificate of Designation"), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any Certificate of Designation).

        The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

        For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

        A.    Subject to that certain Stockholders Agreement, dated as of August 26, 2020, by and among Trine Acquisition Corp. (now known as Desktop Metal, Inc.) and Trine Sponsor IH, LLC (as such agreement may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Stockholders Agreement") and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the Stockholders Agreement (as defined below) and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. Subject to the Stockholders Agreement, the Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

        B.    Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

        C.    Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

        D.    Subject to the Stockholders Agreement and the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Subject to the Stockholders Agreement, any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

        E.    Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

        F.     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the "Bylaws"). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

        G.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI
STOCKHOLDERS

        A.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

        B.    Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

        C.    Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII
LIABILITY

        No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Second Amended and Restated Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII
INDEMNIFICATION

        The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX
FORUM SELECTION

        Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the "Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation's stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Second Amended and Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

        Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

ARTICLE X
AMENDMENTS

        A.    Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.

        B.    If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ANNEX C—GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

THE GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   [Repealed.]

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

        Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D

DESKTOP METAL, INC.
2020 INCENTIVE AWARD PLAN

ARTICLE I.
PURPOSE

        The Plan's purpose is to enhance the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities. Capitalized terms used in the Plan are defined in Article XI.

ARTICLE II.
ELIGIBILITY

        Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.
ADMINISTRATION AND DELEGATION

        3.1    Administration.     The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator's determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award.

        3.2    Appointment of Committees.     To the extent Applicable Laws permit, the Board may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries. The Board may abolish any Committee or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.
STOCK AVAILABLE FOR AWARDS

        4.1    Number of Shares.     Subject to adjustment under Article VIII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Plan's effective date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

        4.2    Share Recycling.     If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Award grants under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award or Prior Plan Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Overall Share Limit.

        4.3    Incentive Stock Option Limitations.     Notwithstanding anything to the contrary herein, no more than [            ] Shares may be issued pursuant to the exercise of Incentive Stock Options.

        4.4    Substitute Awards.     In connection with an entity's merger or consolidation with the Company or the Company's acquisition of an entity's property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

        4.5    Non-Employee Director Compensation.     Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $750,000, increased to $1,000,000 in the fiscal year in which the Plan's effective date occurs or in the fiscal year of a non-employee Director's initial service as a non-employee Director. The Administrator may make exceptions to this limit for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.

ARTICLE V.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

        5.1    General.     The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each

Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

        5.2    Exercise Price.     The Administrator will establish each Option's and Stock Appreciation Right's exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right.

        5.3    Duration.     Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, unless otherwise determined by the Administrator, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant's transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation, unless the Company otherwise determines.

        5.4    Exercise.     Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

        5.5    Payment Upon Exercise.     Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

          (a)   cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

          (b)   if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant's delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

          (c)   to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their fair market value;

          (d)   to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option's exercise valued at their fair market value on the exercise date;

          (e)   to the extent permitted by the Administrator, delivery of a promissory note or any other property that the Administrator determines is good and valuable consideration; or

          (f)    to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

ARTICLE VI.
RESTRICTED STOCK; RESTRICTED STOCK UNITS

        6.1    General.     The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company's right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.

        6.2    Restricted Stock.

          (a)    Dividends.    Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

          (b)    Stock Certificates.    The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

        6.3    Restricted Stock Units.

          (a)    Settlement.    The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant's election, in a manner intended to comply with Section 409A.

          (b)    Stockholder Rights.    A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

          (c)    Dividend Equivalents.    If the Administrator provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.

 ARTICLE VII.
OTHER STOCK OR CASH BASED AWARDS

        Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.

ARTICLE VIII.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS

        8.1    Equity Restructuring    In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VIII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award's exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

        8.2    Corporate Transactions.     In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

          (a)   To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

          (b)   To provide that such Award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

          (c)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

          (d)   To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

          (e)   To replace such Award with other rights or property selected by the Administrator; and/or

          (f)    To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

        8.3    Administrative Stand Still.     In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.

        8.4    General.     Except as expressly provided in the Plan or the Administrator's action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator's action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award's grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company's right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

ARTICLE IX.
GENERAL PROVISIONS APPLICABLE TO AWARDS

        9.1    Transferability.     Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator's consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant's authorized transferee that the Administrator specifically approves.

        9.2    Documentation.     Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

        9.3    Discretion.     Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

        9.4    Termination of Status.     The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant's Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant's legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

        9.5    Withholding.     Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by law to be withheld in connection with such Participant's Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their fair market value, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company's retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant's behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant's acceptance of an Award under the Plan will constitute the Participant's authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

        9.6    Amendment of Award; Repricing.     The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant's consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant's rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6. Notwithstanding the foregoing or anything in the Plan to the contrary, the Administrator may not except pursuant to

Article VIII, without the approval of the stockholders of the Company, reduce the exercise price per share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per share that is less than the exercise price per share of the original Options or Stock Appreciation Rights.

        9.7    Conditions on Delivery of Stock.     The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company's satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company's inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

        9.8    Acceleration.     The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

        9.9    Additional Terms of Incentive Stock Options.     The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option's grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an "incentive stock option" under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an "incentive stock option" under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

ARTICLE X.
MISCELLANEOUS

        10.1    No Right to Employment or Other Status.    No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement.

        10.2    No Rights as Stockholder; Certificates.    Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

        10.3    Effective Date and Term of Plan.    Unless earlier terminated by the Board, the Plan will become effective upon the consummation of the Initial Business Combination, subject to the approval of the Company's stockholders, and will remain in effect until the tenth anniversary of the earlier of (i) the date the Board adopted the Plan or (ii) the date the Company's stockholders approved the Plan, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company's stockholders, the Plan will not become effective, no Awards will be granted under the Plan and the Prior Plan will continue in full force and effect in accordance with its terms.

        10.4    Amendment of Plan.    The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant's consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

        10.5    Provisions for Foreign Participants.    The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

        10.6    Section 409A.

          (a)    General.    The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant's consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award's grant date. The Company makes no representations or warranties as to an Award's tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant "nonqualified deferred compensation" subject to taxes, penalties or interest under Section 409A.

          (b)    Separation from Service.    If an Award constitutes "nonqualified deferred compensation" under Section 409A, any payment or settlement of such Award upon a termination of a Participant's Service Provider relationship will, to the extent necessary to avoid taxes under

  Section 409A, be made only upon the Participant's "separation from service" (within the meaning of Section 409A), whether such "separation from service" occurs upon or after the termination of the Participant's Service Provider relationship. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms means a "separation from service."

          (c)    Payments to Specified Employees.    Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of "nonqualified deferred compensation" required to be made under an Award to a "specified employee" (as defined under Section 409A and as the Administrator determines) due to his or her "separation from service" will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such "separation from service" (or, if earlier, until the specified employee's death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of "nonqualified deferred compensation" under such Award payable more than six months following the Participant's "separation from service" will be paid at the time or times the payments are otherwise scheduled to be made.

        10.7    Limitations on Liability.    Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan's administration or interpretation, against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the Administrator's approval) arising from any act or omission concerning this Plan unless arising from such person's own fraud or bad faith.

        10.8    Lock-Up Period.    The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

        10.9    Data Privacy.    As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant's name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the "Data"). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant's participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant's participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant's ability to participate in the Plan and, in the Administrator's discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 10.9. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

        10.10    Severability.    If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

        10.11    Governing Documents.    If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

        10.12    Governing Law.    The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state's choice-of-law principles requiring the application of a jurisdiction's laws other than the State of Delaware.

        10.13    Claw-back Provisions.    All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy, including any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as set forth in such claw-back policy or the Award Agreement.

        10.14    Titles and Headings.    The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan's text, rather than such titles or headings, will control.

        10.15    Conformity to Securities Laws.    Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

        10.16    Relationship to Other Benefits.    No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

        10.17    Broker-Assisted Sales.    In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker's fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant's applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant's obligation.

ARTICLE XI.
DEFINITIONS

        As used in the Plan, the following words and phrases will have the following meanings:

        11.1    "Administrator"    means the Board or a Committee to the extent that the Board's powers or authority under the Plan have been delegated to such Committee.

        11.2    "Applicable Laws"    means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

        11.3    "Award"    means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock or Cash Based Awards.

        11.4    "Award Agreement"    means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

        11.5    "Board"    means the Board of Directors of the Company.

        11.6    "Cause"    means (i) if a Participant is a party to a written employment, severance or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term "cause" is defined (a "Relevant Agreement"), "Cause" as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) the Administrator's determination that the Participant failed to substantially perform the Participant's duties (other than a failure resulting from the Participant's Disability); (B) the Administrator's determination that the Participant failed to carry out, or comply with any lawful and reasonable directive of the Board or the Participant's immediate supervisor; (C) the Participant's unauthorized use or disclosure of confidential information or trade secrets of the Company or any of its Subsidiaries or any material breach of a written agreement between the Participant and the Company; (D) the occurrence of any act or omission by the Participant that could reasonably be expected to result in (or has resulted in) the Participant's conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or indictable offense or crime involving moral turpitude; (E) the Participant's unlawful use (including being under the influence) or possession of illegal drugs on the premises of the Company or any of its Subsidiaries or while performing the Participant's duties and responsibilities for the Company or any of its Subsidiaries; or (F) the Participant's commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against the Company or any of its Subsidiaries.

        11.7    "Change in Control"    means and includes each of the following:

          (a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

          (b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

          (c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

              (i)  which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

             (ii)  after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

        Notwithstanding the foregoing, in no event shall the Initial Business Combination or the transactions occurring in connection therewith constitute a Change in Control and, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5).

        The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

        11.8    "Code"    means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

        11.9    "Committee"    means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a "non-employee director" within the meaning of Rule 16b-3; however, a Committee member's failure to qualify as a "non-employee director" within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

        11.10    "Common Stock"    means the common stock of the Company.

        11.11    "Company"    means Desktop Metal, Inc., a Delaware corporation, or any successor.

        11.12    "Consultant"    means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company's securities; and (iii) is a natural person.

        11.13    "Designated Beneficiary"    means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant's rights if the Participant dies or becomes incapacitated. Without a Participant's effective designation, "Designated Beneficiary" will mean the Participant's estate.

        11.14    "Director"    means a Board member.

        11.15    "Disability"    means a permanent and total disability under Section 22(e)(3) of the Code, as amended.

        11.16    "Dividend Equivalents"    means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

        11.17    "Employee"    means any employee of the Company or its Subsidiaries.

        11.18    "Equity Restructuring"    means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

        11.19    "Exchange Act"    means the Securities Exchange Act of 1934, as amended.

        11.20    "Fair Market Value"    means, as of any date, the value of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Common Stock, the Administrator will determine the Fair Market Value in its discretion.

        11.21    "Greater Than 10% Stockholder"    means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

        11.22    "Incentive Stock Option"    means an Option intended to qualify as an "incentive stock option" as defined in Section 422 of the Code.

        11.23    "Initial Business Combination"    shall mean the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 26, 2020, by and among Trine Acquisition Corp., Sparrow Merger Sub, Inc., and the Company.

        11.24    "Non-Qualified Stock Option"    means an Option not intended or not qualifying as an Incentive Stock Option.

        11.25    "Option"    means an option to purchase Shares.

        11.26    "Other Stock or Cash Based Awards"    means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

        11.27    "Overall Share Limit"    means the sum of (i) [                        ] Shares; (ii) any shares of Common Stock which remain available for future grants under the Prior Plan as of immediately prior to approval of the Plan by the Company's stockholders; (iii) any shares of Common Stock which are subject to Prior Plan Awards which become available for issuance under the Plan pursuant to Article IV; and (iv) an annual increase on the first day of each calendar year beginning January 1, 2021 and ending on and including January 1, 2030, equal to the lesser of (A) 5% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board.

        11.28    "Participant"    means a Service Provider who has been granted an Award.

        11.29    "Performance Criteria"    mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders' equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

        11.30    "Plan"    means this 2020 Incentive Award Plan.

        11.31    "Prior Plan"    means, collectively, the Desktop Metal, Inc. 2015 Stock Incentive Plan and the Make Composites, Inc. 2018 Equity Incentive Plan.

        11.32    "Prior Plan Award"    means an award outstanding under the Prior Plan as of immediately prior to approval of the Plan by the Company's stockholders.

        11.33    "Restricted Stock"    means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

        11.34    "Restricted Stock Unit"    means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

        11.35    "Rule 16b-3"    means Rule 16b-3 promulgated under the Exchange Act.

        11.36    "Section 409A"    means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

        11.37    "Securities Act"    means the Securities Act of 1933, as amended.

        11.38    "Service Provider"    means an Employee, Consultant or Director.

        11.39    "Shares"    means shares of Common Stock.

        11.40    "Stock Appreciation Right"    means a stock appreciation right granted under Article V.

        11.41    "Subsidiary"    means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

        11.42    "Substitute Awards"    shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

        11.43    "Termination of Service"    means the date the Participant ceases to be a Service Provider.

* * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

        Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

        In accordance with Section 102(b)(7) of the DGCL, Trine's charter provides that a director will not be personally liable to Trine or Trine's stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Trine or Trine's stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

        Trine's charter provides that Trine will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

        Trine has entered into indemnification agreements with each of its current directors and executive officers. These agreements require Trine to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Trine, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Trine also intends to enter into indemnification agreements with future directors and executive officers.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of August 26, 2020 (included as Annex A to this proxy statement/consent solicitation statement/prospectus).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of September 11, 2020 (included as Annex A to this proxy statement/consent solicitation statement/prospectus).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 20, 2019).
3.2	By Laws (incorporated by reference to Exhibit 3.3 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).
3.3	Form of the Post-Combination Company's Charter (included as Annex B to this proxy statement/consent solicitation statement/prospectus).
3.4+	Form of the Post-Combination Company's Bylaws.
4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).
4.2	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).
4.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).
4.4
Warrant Agreement, dated March 14, 2019, between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 20, 2019).
5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being registered.
8.1	Opinion of Latham & Watkins LLP regarding certain federal income tax matters.
10.1
Investment Management Trust Agreement, dated March 14, 2019, by and between the Registrant and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on March 20, 2019).
10.2
Securities Subscription Agreement, dated October 17, 2018, between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).
10.3
Private Placement Warrant Purchase Agreement, dated March 14, 2019, by and between the Registrant and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on March 20, 2019).
10.4	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's registration statement on Form S-1 filed with the SEC on March 8, 2019).

Exhibit	Description
10.5	Administrative Services Agreement, dated March 14, 2019, by and between the Registrant and Robin Trine Holdings LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on March 20, 2019).
10.6	Promissory Note, dated February 24, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 25, 2020).
10.7+	Confidentiality and Lockup Agreement, dated as of August 26, 2020, between the Registrant and the stockholder parties identified therein.
10.8+
Amended and Restated Registration Rights Agreement, dated as of August 26, 2020, by and among the Registrant, certain equityholders of the Registrant named therein and certain equityholders of Desktop Metal named therein.
10.9+	Sponsor Agreement, dated as of August 26, 2020, by and among the Registrant, its officers and directors, Desktop Metal and the Sponsor.
10.10+	Stockholders Agreement, dated as of August 26, 2020, by and among the Registrant and the Sponsor.
10.11+	Form of Support Agreement.
10.12+	Form of Subscription Agreement.
10.13+	Form of Director and Officer Indemnification Agreement.
10.14+	2015 Stock Incentive Plan.
10.15+	Form of Incentive Stock Option Agreement under the 2015 Stock Incentive Plan.
10.16	[Reserved]
10.17+	Form of RSU Agreement under the 2015 Stock Incentive Plan.
10.18+	Restricted Stock Agreement, dated as of September 18, 2015 by and between Desktop Metal and Ric Fulop.
10.19+	2020 Incentive Award Plan (included as Annex D to this proxy statement/consent solicitation statement/prospectus).
10.20+	Form of Stock Option Agreement under the 2020 Incentive Award Plan.
10.21+	Form of RSU Agreement under the 2020 Incentive Award Plan.
10.22+	Form of Restricted Stock Agreement under the 2020 Incentive Award Plan.
10.23+	Transition Service and Separation Agreement, dated October 29, 2019, by and between Desktop Metal and Tuan TranPham.
10.24	Offer Letter, dated as of November 18, 2018, by and between Desktop Metal and Tuan TranPham.
10.25	Offer Letter, dated as of September 11, 2020, by and between Desktop Metal and Michael Rubino.
10.26	Offer Letter, dated as of January 31, 2019, by and between Desktop Metal and Steve Billow.
10.27+	Northwest Park Office Lease, dated as of August 23, 2016, by and between NWP Building 24 LLC and Desktop Metal.

Exhibit		Description
10.28+		Amendment to Northwest Park Office Lease, dated as of October 3, 2017, by and between NWP Building 24 LLC and Desktop Metal.
10.29		Offer Letter, dated as of September 28, 2020, by and between Desktop Metal and Elizabeth Linardos.
10.30		Amendment to Stock Option Agreement, dated as of October 29, 2020, by and between Michael Rubino and Desktop Metal.
10.31		Amendment to Stock Option Agreement, dated as of September 28, 2020, by and between Elizabeth Linardos and Desktop Metal.
23.1		Consent of Marcum LLP.
23.2		Consent of Deloitte & Touche LLP.
23.3		Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 hereto).
23.4		Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto).
24.1+		Power of Attorney.
99.1		Form of Proxy Card to be used by Trine Acquisition Corp.
99.2
Form of Consent to be used by holders of Desktop Metal, Inc. common stock and preferred stock (included as Exhibit A to Exhibit B to Annex A to this proxy statement/consent solicitation statement/prospectus).
99.3		Form of Letter of Transmittal (included as Exhibit H to Annex A to this proxy statement/consent solicitation statement/prospectus).
101.INS	+	XBRL Instance Document
101.SCH	+	XBRL Taxonomy Extension Schema Document
101.CAL	+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	+	XBRL Taxonomy Extension Presentation Linkbase Document
+		Previously filed.

Undertakings

        The undersigned registrant hereby undertakes:

A.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.
That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on November 2, 2020.

Trine Acquisition Corp.
By:	/s/ LEO HINDERY, JR.
	Name:	Leo Hindery, Jr.
	Title:	Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date

/s/ LEO HINDERY, JR. Leo Hindery, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	November 2, 2020
/s/ PIERRE M. HENRY Pierre M. Henry	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 2, 2020
* M. Ian G. Gilchrist	President and Director	November 2, 2020
* Josephine Linden	Director	November 2, 2020
* Marc Nathanson	Director	November 2, 2020
* Tom Wasserman	Director	November 2, 2020
* Abbas F. Zuaiter	Director	November 2, 2020

Signature	Title	Date

* Kent R. Sander	Director	November 2, 2020

*By:	/s/ PIERRE M. HENRY
Name: Pierre M. Henry Title: Attorney-in Fact